As filed with the Securities and Exchange Commission on December 10, 2015.

Registration No. 333-208352

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BANK OF THE OZARKS, INC.

(Exact name of registrant as specified in its charter)

Arkansas	6022	71-0556208
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classifications Code Number)	(I.R.S. Employer Identification Number)

17901 Chenal Parkway

Little Rock, Arkansas 72223

(501) 978-2265

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Greg L. McKinney

Chief Financial Officer and Chief Accounting Officer

Bank of the Ozarks, Inc.

17901 Chenal Parkway

Little Rock, Arkansas 72223

Tel. (501) 978-2265

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies of all communications to:

H. Watt Gregory, III Kutak Rock LLP 124 West Capitol Avenue, Suite 2000 Little Rock, AR 72201 Tel. (501) 975-3000	Helen W. Brown Bank of the Ozarks, Inc. 17901 Chenal Parkway Little Rock, AR 72223 Tel. (501) 978-2265	Stephen R. Stone Community & Southern Holdings, Inc. 3333 Riverwood Parkway, Suite 350 Atlanta, GA 30339 Tel. (678) 293-1350	Mark C. Kanaly Alston & Bird LLP 1201 W. Peachtree Street N.W. Atlanta, GA 30309 Tel. (404) 881-7000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)(4)
Common Stock, $0.01 par value	23,447,134	n/a	$505,763,284	$50,930

(1)	Represents the maximum number of shares of Bank of the Ozarks, Inc. (“Ozarks”) common stock (“Common Stock”) that may be issued to holders of shares of common stock of Community & Southern Holdings, Inc. (“C&S”) and holders of C&S restricted stock units, deferred stock units, options and warrants in the merger (i) assuming that the Buyer Average Stock Price (as such term is defined in the Agreement and Plan of Merger dated as of October 19, 2015 by and among Ozarks, Bank of the Ozarks, C&S and Community & Southern Bank (the “Merger Agreement”)) is $34.10, the lowest amount permitted in the Merger Agreement and (ii) based on the number of shares of C&S common stock outstanding and the number of outstanding C&S restricted stock units, deferred stock units, options and warrants as of October 19, 2015. Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), the number of shares of Common Stock registered hereunder includes such indeterminate number of additional shares of Common Stock as may be offered or issued in the future to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rule 457(f)(2) under the Securities Act. The proposed maximum aggregate offering price of the registrant’s Common Stock was calculated based upon the book value of the C&S common stock (the securities to be canceled in the merger) and is equal to the product of (i) $12.37, calculated according to Rule 457(f)(2) of the Securities Act, multiplied by (ii) 40,886,280, the maximum number of shares of C&S common stock that may be canceled and exchanged for Ozarks Common Stock in the merger.
(3)	In connection with the filing of Ozarks’ registration statement on Form S-4, File no. 333-204419, initially filed on May 22, 2015 and subsequently declared effective on June 3, 2015 (“Prior Registration Statement”), Ozarks submitted registration fees of $6,979 to register 2,209,154 shares of Common Stock. In accordance with Rule 457(p) of the Securities Act, Ozarks is carrying forward $2,405 of unused registration fees associated with 761,534 shares of Common Stock that remain unsold to offset the current registration fee due for the securities registered pursuant to this registration statement and is submitting herewith an additional $48,525 in filing fees for the securities registered hereby.
(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information in this joint proxy statement/prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY – SUBJECT TO COMPLETION – DATED DECEMBER 10, 2015

JOINT PROXY STATEMENT / PROSPECTUS

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

On October 19, 2015, Bank of the Ozarks, Inc., or “Ozarks” and Community & Southern Holdings, Inc. or “C&S” entered into an Agreement and Plan of Merger, which we refer to as the merger agreement, pursuant to which C&S will merge with and into Ozarks, with Ozarks surviving the merger, in an all-stock transaction.

Before we complete the merger, Ozarks’ shareholders and C&S’ stockholders must approve the merger agreement. Special stockholder meetings for C&S and Ozarks will each be held on January 22, 2016 for that purpose.

Pursuant to the merger agreement, C&S stockholders and holders of outstanding C&S stock options, warrants, restricted stock units and deferred stock units will receive shares of Ozarks common stock (plus cash in lieu of receiving any fractional shares) based on the aggregate purchase price of $799,595,013, or approximately $20.50 per fully diluted C&S share, subject to possible adjustment. The purchase price will be adjusted downward, on a dollar-for-dollar basis, in the event that C&S’ closing consolidated net book value, as defined in the merger agreement, is less than $437 million as of the business day that is closest to 10 calendar days prior to the closing date (the “determination date”). The number of shares of Ozarks common stock to be delivered at closing in satisfaction of the purchase price will be based on a floating exchange ratio based upon the volume weighted average price of Ozarks common stock for the 15 trading days ending on the second business day prior to closing (the “Ozarks average stock price”), subject to a minimum and maximum price of $34.10 and $56.84, respectively (the “exchange ratio”).

The precise dollar value of the merger consideration and the number of shares of Ozarks common stock that will be issued pursuant to the merger depends upon the aggregate purchase price, which may be adjusted as described above, and upon the market price of Ozarks’ common stock prior to closing. Assuming that (i) C&S’ consolidated net book value is at least $437 million on the determination date and (ii) the Ozarks average stock price is $50.59, which was the closing price of Ozarks common stock on the NASDAQ Global Select Market on December 9, 2015, the exchange ratio would be 0.4052, and in such case we would anticipate that an aggregate of approximately 15.8 million shares of Ozarks common stock would be issued to C&S stockholders and holders of outstanding C&S stock options, warrants, restricted stock units and deferred stock units upon completion of the merger. The maximum number of shares that Ozarks could issue in connection with the merger is approximately 23 million shares, which assumes that the Ozarks average stock price is $34.10, the minimum price.

As of the latest practicable date before the date of first mailing of this joint proxy statement/prospectus, C&S’ consolidated net book value exceeds $437 million, and C&S expects that in the ordinary course of business, which C&S’ management believes will be the case, such consolidated net book value at the determination date will be at least $437 million, which would not result in any downward adjustment to the purchase price. However, in the event of an extraordinary set of circumstances which C&S’ management does not currently expect, C&S’ closing consolidated net book value could be significantly less than $437 million. In such extraordinary circumstances, and assuming that Ozarks did not elect to exercise its termination rights under the merger agreement in the event a material adverse change in C&S had occurred, the per share merger consideration could be significantly lower than $20.50 per share. For additional information on the possibility of a downward adjustment in the purchase price, including a sensitivity analysis of potential adjustments to the per share merger consideration based on changes in C&S’ closing consolidated net book value, see “The Merger Agreement – Merger Consideration, Purchase Price and Purchase Price Adjustments” beginning on page 70.

The purchase price is subject to adjustment as described in this joint proxy statement/prospectus, and the exchange ratio will not be determined until after the date of the special meetings. Therefore, at the time of the C&S special meeting, you will not know the precise value of the merger consideration you may receive on the date the merger is completed.

Ozarks common stock is listed on the NASDAQ Global Select Market under the symbol “OZRK.” On October 16, 2015 (the trading date preceding public announcement of the merger), the closing sales price of Ozarks common stock on NASDAQ was $45.87.

The merger cannot be completed unless the merger agreement is approved by the affirmative vote of a majority of the outstanding shares of C&S common stock and Ozarks common stock entitled to vote at each respective special meeting. Whether or not you plan to attend the special meetings, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed return envelope.

The Ozarks board of directors unanimously recommends that Ozarks shareholders vote “FOR” the approval of the merger agreement and “FOR” the approval of any other matters to be considered at the Ozarks special meeting.

The C&S board of directors unanimously recommends that C&S stockholders vote “FOR” the approval of the merger agreement and “FOR” the approval of any other matters to be considered at the C&S special meeting.

This joint proxy statement/prospectus gives you detailed information about the C&S special meeting of stockholders to be held on January 22, 2016 and the Ozarks special meeting of shareholders to be held on January 22, 2016, the merger agreement and other related matters. You should carefully read this entire document, including the appendices. Before making a decision on how to vote, you should carefully consider the discussion in the section entitled “Risk Factors ” beginning on page 33.

We look forward to a successful completion of the merger and thank you for your prompt attention to this important matter.

George G. Gleason Chairman and Chief Executive Officer Bank of the Ozarks, Inc.	Patrick M. Frawley Chief Executive Officer Community & Southern Holdings, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This joint proxy statement/prospectus is dated December 10, 2015 and is first being mailed to C&S stockholders and Ozarks shareholders on or about December 17, 2015.

WHERE YOU CAN FIND MORE INFORMATION

Ozarks files annual, quarterly and current reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC” or the “Commission”). You may read and copy any of Ozarks materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the public reference room. In addition, Ozarks files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from Ozarks’ website at http://www.bankozarks.com by selecting the tab entitled “Investor Relations” and then the tab entitled “Current SEC Filings.”

Ozarks has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the address set forth above. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement or the other documents filed by Ozarks with the SEC. This joint proxy statement/prospectus incorporates by reference documents that Ozarks has previously filed with the SEC. Those documents contain important information about Ozarks and its financial condition. For further information, please see the section entitled “Incorporation of Certain Documents by Reference” beginning on page 151. Those documents are available without charge to you upon written or oral request to:

Bank of the Ozarks, Inc.

17901 Chenal Parkway

Little Rock, Arkansas 72223

Attention: Susan Blair, Investor Relations

Telephone: (501) 978-2217

In order to ensure timely delivery of these documents, you should make your request by January 14, 2016, to receive them before the special meeting.

(i)

3333 Riverwood Parkway, Suite 350

Atlanta, Georgia 30339

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JANUARY 22, 2016

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Community & Southern Holdings, Inc. (“C&S”) will be held at C&S’ offices located at 3333 Riverwood Parkway, Suite 350, Atlanta, Georgia 30339 at 10:00 a.m., local time, on January 22, 2016, for the following purposes:

1.	To approve a proposal to adopt the Agreement and Plan of Merger dated as of October 19, 2015, by and among Bank of the Ozarks, Inc. (“Ozarks”) and its wholly-owned bank subsidiary, Bank of the Ozarks, and C&S and its wholly-owned bank subsidiary, Community & Southern Bank, as such agreement may be amended from time to time, referred to as the “merger agreement,” a copy of which is attached as Appendix A, and the merger and other transactions contemplated by the merger agreement, referred to as the C&S merger proposal; and

2.	To approve a proposal to authorize the board of directors to adjourn or postpone the special meeting to a later date, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the C&S merger proposal or to vote on other matters properly before such special meeting, referred to as the C&S adjournment proposal.

C&S will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

The above proposals are described in more detail in this joint proxy statement/prospectus, which you should read carefully in its entirety before voting. Only C&S stockholders of record as of the close of business on December 10, 2015 are entitled to notice of and to vote at the special meeting of stockholders or any adjournments or postponements of the special meeting.

C&S stockholders who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the of the General Corporation Law of the State of Delaware (“DGCL”). See “Questions and Answers – Are C&S stockholders entitled to seek appraisal rights?”

Your vote is very important. To ensure your representation at the special meeting of stockholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs.

The C&S board of directors has approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the C&S merger proposal and “FOR” the C&S adjournment proposal (if necessary or appropriate).

By Order of the Board of Directors

Patrick M. Frawley

Chief Executive Officer

Community & Southern Holdings, Inc.

Atlanta, Georgia

December 10, 2015

DO NOT SEND SHARE CERTIFICATES WITH THE PROXY CARD.

P.O. Box 8811

Little Rock, Arkansas 72231-8811

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 22, 2016

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Bank of the Ozarks, Inc., an Arkansas corporation (“Ozarks”), to be held at Ozarks’ office, 17901 Chenal Parkway, Little Rock, Arkansas 72223, on January 22, 2016 at 9:00 a.m., local time, for the following purposes:

1. To approve a proposal to adopt the Agreement and Plan of Merger dated as of October 19, 2015, by and among Ozarks and its wholly-owned bank subsidiary, Bank of the Ozarks, and Community & Southern Holdings, Inc. (“C&S”) and its wholly-owned bank subsidiary, Community & Southern Bank, as such agreement may be amended from time to time, referred to as the “merger agreement,” a copy of which is attached as Appendix A, and the merger and other transactions contemplated by the merger agreement, referred to as the Ozarks merger proposal; and

2. To approve a proposal to authorize the board of directors to adjourn or postpone the special meeting to a later date, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Ozarks merger proposal or to vote on other matters properly before such special meeting, referred to as the Ozarks adjournment proposal.

Ozarks will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

The above proposals are described in more detail in this joint proxy statement/prospectus, which you should read carefully in its entirety before voting. Only Ozarks shareholders of record as of the close of business on December 10, 2015 are entitled to notice of and to vote at the special meeting of shareholders or any adjournments or postponements of the special meeting.

Under Arkansas law, Ozarks shareholders who do not vote in favor of the Ozarks merger proposal and follow certain procedural steps will be entitled to dissenters’ rights. See “Questions and Answers – Are Ozarks shareholders entitled to dissenters’ rights?”

Your vote is very important. To ensure your representation at the special meeting of shareholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed. You may also vote by calling the toll-free number or by using the internet as further described in the enclosed proxy card. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs.

The Ozarks board of directors has approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Ozarks merger proposal and “FOR” the Ozarks adjournment proposal (if necessary or appropriate).

By Order of the Board of Directors

George G. Gleason

Chairman of the Board of Directors and

Chief Executive Officer

Little Rock, Arkansas

December 10, 2015

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are answers to certain questions you may have regarding the merger and the special meetings. We urge you to read carefully the remainder of this joint proxy statement/prospectus, including the appendices, because the information in this section may not provide all the information that might be important to you in determining how to vote.

Q:	What is the merger?

A:	Ozarks and its wholly-owned bank subsidiary, Bank of the Ozarks (“Ozarks Bank”), have entered into a merger agreement with C&S and its wholly-owned bank subsidiary, Community & Southern Bank (“C&S Bank”), pursuant to which C&S will be merged with and into Ozarks and C&S Bank will be merged with and into Ozarks Bank, collectively referred to as the merger. A copy of the merger agreement is attached as Appendix A to this joint proxy statement/prospectus. In order for us to complete the merger we need not only the approval of the stockholders of C&S and Ozarks but the approval of the merger and transactions contemplated by the merger agreement by the Federal Reserve Board (“FRB”), the Federal Deposit Insurance Corporation (“FDIC”), the Arkansas State Bank Department and the Georgia Department of Banking and Finance.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	We are delivering this document to you because it is a joint proxy statement being used by the C&S and Ozarks boards of directors to solicit proxies of their respective stockholders in connection with approval and adoption of the merger agreement and related matters.

In order to approve and adopt the merger agreement and related matters, C&S and Ozarks have each called a special meeting of their respective stockholders, which we refer to as the C&S special meeting and the Ozarks special meeting, respectively. This document serves as a proxy statement for both the C&S special meeting and the Ozarks special meeting and describes the proposals to be presented at the meetings.

This document is also a prospectus that is being delivered to C&S stockholders because Ozarks is offering shares of its common stock to C&S stockholders in connection with the merger.

This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	What is the purchase price in the merger and is it subject to adjustment?

A:	The aggregate purchase price is $799,595,013, subject to possible adjustment as described below.

The purchase price will be adjusted downward, on a dollar-for-dollar basis, by the amount that C&S’ closing consolidated net book value, as defined in the merger agreement and below, is less than $437 million as of the business day that is closest to 10 calendar days prior to the closing date (the “determination date”).

C&S’ closing consolidated net book value will be calculated as C&S’ unaudited consolidated net stockholders’ equity determined in accordance with generally accepted accounting principles, or GAAP, as of the determination date, but without giving effect to the following items: (i) the after-tax impact of any negative provision for loan and lease losses related to non-purchased credit-impaired loans for the period between June 30, 2015 and the determination date, which provision would otherwise have the effect of decreasing the allowance for loan and lease losses; provided, however, any negative provision resulting from the resolution of a loan for which a specific allowance for loan and lease losses has been calculated as of June 30, 2015 where the resolution creates a reduction of such specific calculated allowance in excess of the loss actually incurred on the loan, shall be reflected in the closing consolidated net book value; (ii) the after-tax impact of any negative provision for loan and lease losses related to a pool of purchased credit-

impaired loans net of any related adjustment to the FDIC receivable for such loan pool for the period between June 30, 2015 and the determination date, which negative provision would otherwise have the effect of decreasing the allowance for loan and lease losses for such loan pool and decreasing the FDIC receivable for such loan pool; (iii) the after-tax impact of any of the actions or changes taken only to comply with certain coordination procedures required by the merger agreement, which would otherwise not have been taken or required to be taken; (iv) up to $7.5 million (before any tax impact) of accruals for any change-of-control payments pursuant to the employment, retention and change-of-control agreements currently in effect; (v) any increase in C&S’ consolidated net stockholders equity resulting from the issuance of C&S common stock after June 30, 2015; (vi) up to $4.0 million (before any tax impact) of losses relating to the termination of all FDIC loss share agreements; (vii) up to $4.0 million (before any tax impact) of transaction expenses incurred in connection with C&S’ purchase and assumption of certain assets and liabilities of CertusBank, N.A., which transaction closed on October 9, 2015; and (viii) up to $12.0 million (before any tax impact) of decreases in the fair market value of C&S’ aggregate “available for sale” investment securities after June 30, 2015. In addition, for purposes of calculating the closing consolidated net book value, C&S must include reductions for the after tax amount of any: (a) fees and commissions payable to any broker, finder, financial advisor or investment banking firm; (b) any legal and accounting fees incurred in connection with the merger and any related SEC and regulatory filings, including any printing expenses and SEC filing fees; (c) costs expected to be incurred by Ozarks after the merger related to any environmental clean-up matters, as provided in the merger agreement; (d) the aggregate amount of the “mark-to-market” unrealized gain or loss with respect to C&S securities classified as “held to maturity” based on the closing securities valuation; and (e) the costs, expenses or other payments in excess of the monetary limits listed in items (iv), (vi), (vii) and (viii) above.

While C&S’ closing consolidated net book value will not be known until the determination date, C&S expects that in the ordinary course of business, which C&S’ management believes will be the case, C&S’ closing consolidated net book value at the determination date will be at least $437 million.

For additional information on the possibility of adjustments to the purchase price, see “The Merger Agreement—Merger Consideration, Purchase Price and Purchase Price Adjustments” beginning on page 70.

Q:	What will C&S stockholders receive in the merger?

A:	If the merger agreement is approved and the merger is subsequently completed, on the effective date of the merger, C&S stockholders will be entitled to receive their pro rata portion of the aggregate merger consideration (taking into account the portion of the aggregate merger consideration to be received by holders of C&S restricted stock units, deferred stock units, stock options and warrants). Assuming there are no adjustments due to the closing consolidated net book value of C&S, the per share merger consideration to be paid in exchange for shares of C&S common stock will be calculated by dividing (i) the aggregate purchase price of $799,595,013, by (ii) the number of shares of C&S common stock outstanding (on a fully diluted basis) prior to the closing of the merger.

The precise dollar value of your merger consideration and the number of shares of Ozarks’ common stock that you will receive depends upon the market price of Ozarks’ common stock prior to closing and the aggregate purchase price, which is subject to the potential adjustments described above.

When the merger is completed, and assuming that C&S’ closing consolidated net book value is at least $437 million on the determination date, then the holder of a share of C&S common stock will be entitled to receive merger consideration having a value of $20.50, payable in a number of shares of Ozarks common stock equal to $20.50 divided by the volume weighted average stock price of Ozarks common stock for the 15 consecutive trading days ending on the second business day preceding the closing of the merger (the “Ozarks average stock price”), subject to a minimum and maximum price equal to $34.10 and $56.84, respectively (the “exchange ratio”). Assuming further that the Ozarks average stock price is $50.59, which was the closing price of Ozarks common stock on the NASDAQ Global Select Market on December 9, 2015, the exchange ratio would be 0.4052, and in such case we would anticipate that an aggregate of approximately 15.8 million of Ozarks common stock would be issued to C&S stockholders and holders of outstanding C&S equity awards, which would represent approximately 17% of Ozarks’ outstanding shares as of the date of this joint proxy statement/prospectus. Holders of shares of C&S common stock and holders of outstanding C&S equity awards are collectively referred to as “C&S holders” in this joint proxy statement/prospectus.

The value of the merger consideration may fluctuate between the special meeting and the completion of the merger based upon the market value of Ozarks common stock. Fluctuation in the market price of Ozarks common stock after the special meeting could change the value of the shares of Ozarks common stock that C&S holders will receive, depending on whether the Ozarks average stock price to be used in determining the exchange ratio is higher than $56.84 per share or lower than $34.10 per share. If such price is higher than $56.84, C&S holders will receive more shares of Ozarks common stock than they otherwise would if there were no cap on the weighted average stock price used in determining the exchange ratio. Conversely, if the Ozarks average stock price is lower than $34.10 per share, C&S holders will receive fewer shares of Ozarks common stock than they otherwise would if there were no floor on the weighted average price used in determining the exchange ratio.

Q:	What happens to outstanding C&S equity awards in the merger?

A:	As of the date of the merger agreement, there were 169,300 outstanding C&S restricted stock units, 30,926 outstanding C&S deferred stock units, 3,450,818 outstanding C&S stock options with a weighted average exercise price of $10.37 per share, and 285,970 outstanding C&S warrants with an exercise price of $10.00 per share.

Pursuant to the merger agreement, immediately prior to the effective time of the merger, each option to acquire shares of C&S common stock that is outstanding and unexercised, shall become fully vested and exercisable to the extent unvested, and the holders of such options shall be given the opportunity to exercise their options, effective immediately prior to the effective time of the merger, and thereby to become C&S stockholders, entitled to receive the merger consideration. C&S may provide for the cashless exercise of such options, although no shares may be withheld to satisfy any tax withholding obligations. At the effective time of the merger, each option or warrant to acquire shares of C&S common stock that was outstanding immediately prior to closing and remains unexercised will be cancelled and converted into the right to receive shares of Ozarks common stock equal to the quotient obtained by dividing (1) the product of (x) the number of shares of C&S common stock subject to such stock option or warrant, as the case may be and (y) the excess, if any, of the C&S fully diluted stock price (currently estimated to be $20.50) over the per share exercise price, as set forth in such holder’s award agreement by (2) the Ozarks average stock price. In addition, at the effective time of the merger, each C&S restricted stock unit and each C&S deferred stock unit that was outstanding immediately prior to closing will vest in full and be cancelled and entitle the holder to receive shares of Ozarks common stock equal to the product of (i) the number of C&S shares underlying such award, multiplied by (ii) the exchange ratio.

Q:	Can a C&S holder elect the type of consideration they will receive in the merger?

A:	No. In accordance with the terms of the merger agreement, the merger consideration will be paid entirely in shares of Ozarks common stock; provided, however, C&S holders will receive cash in lieu of any fractional shares of Ozarks common stock.

Q:	What will Ozarks shareholders receive in the merger?

A:	If the merger is completed, Ozarks shareholders will not receive any merger consideration and will continue to hold the shares of Ozarks common stock that they currently hold. Following the merger, shares of Ozarks common stock will continue to be traded on the NASDAQ Global Select Market under the symbol “OZRK.”

Q:	What are C&S stockholders being asked to vote on and why is this approval necessary?

A:	C&S stockholders are being asked to vote on the following proposals:

•	to adopt the merger agreement, a copy of which is attached as Appendix A to this document, the merger and the other transactions contemplated by the merger agreement, which is referred to as the C&S merger proposal; and

•	to authorize the C&S board of directors to adjourn or postpone the C&S special meeting to a later date, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the C&S merger proposal, which is referred to as the C&S adjournment proposal.

Stockholder approval of the C&S merger proposal is required for completion of the merger. C&S will transact no other business at the C&S special meeting, except for business properly brought before the C&S special meeting or any adjournment or postponement thereof.

Each C&S director, executive officer and certain principal stockholders of C&S (which collectively constitute approximately 42% of the outstanding C&S shares) have entered into voting agreements with Ozarks agreeing to, among other things, vote their shares of C&S common stock in favor of the merger agreement and the transactions contemplated thereby and restricting the transfer of the individual’s shares of C&S common stock during the period between signing of the merger agreement and the completion of the merger.

Q:	What are Ozarks shareholders being asked to vote on and why is this approval necessary?

A:	Ozarks shareholders are being asked to vote on the following proposals:

•	to adopt the merger agreement, a copy of which is attached as Appendix A to this document, which is referred to as the Ozarks merger proposal; and

•	to authorize the Ozarks board of directors to adjourn or postpone the Ozarks special meeting to a later date, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Ozarks merger proposal, which is referred to as the Ozarks adjournment proposal.

Shareholder approval of the Ozarks merger proposal is required for completion of the merger. Ozarks will transact no other business at the Ozarks special meeting, except for business properly brought before the Ozarks special meeting or any adjournment or postponement thereof.

George Gleason, Ozarks Chairman and Chief Executive Officer, has entered into a voting agreement with C&S pursuant to which Mr. Gleason has agreed to vote the shares in which he has sole voting power in favor of the merger agreement. These shares represent approximately 3.3% of Ozarks common stock entitled to vote at the Ozarks special meeting.

Q:	If my broker holds my shares in “street name” will my broker automatically vote my shares for me?

A:	No. If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to C&S (with respect to C&S stockholders) or directly to Ozarks (with respect to Ozarks shareholders) or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Q:	What if I fail to instruct my broker to vote my shares?

A:	If you fail to instruct your broker, bank or other nominee to vote your shares held in “street name” the broker, bank or other nominee may submit an unvoted proxy (a broker “non-vote”) as to your shares. Broker non-votes will count toward a quorum at the special meeting. However, broker non-votes will not count as a vote with respect to the proposals, and will have the same effect as a vote “AGAINST” the C&S or Ozarks merger proposals and will have no effect on the C&S or Ozarks adjournment proposals.

Q:	How does C&S’ board of directors recommend that C&S stockholders vote at the C&S special meeting?

A:	C&S’ board of directors unanimously recommends that C&S stockholders vote “FOR” the C&S merger proposal and “FOR” the C&S adjournment proposal.

Q:	How does Ozarks’ board of directors recommend that Ozarks shareholders vote at the Ozarks special meeting?

A:	Ozarks’ board of directors unanimously recommends that Ozarks shareholders vote “FOR” the Ozarks merger proposal and “FOR” the Ozarks adjournment proposal.

Q:	What do I need to do now?

A:	After you have carefully read this document, including the information incorporated into this document by reference, indicate on your proxy card how you want your shares to be voted. Then date, sign and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting whether or not you attend. You may still attend the special meeting and vote in person even after you return the proxy card. Alternatively, if you are an Ozarks shareholder, you may vote through the internet or by telephone. Information and applicable deadlines for voting by internet or by telephone are set forth in the enclosed proxy card instructions. If you are an Ozarks shareholder, you are encouraged to vote through the internet or by telephone.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All C&S stockholders and all Ozarks shareholders are invited to attend their respective special meetings. Stockholders of record can vote in person at the special meeting whether or not they have previously executed a proxy card. If a broker holds your shares in street name, then you are not the stockholder of record, and you must ask your broker how you can vote your shares at the special meeting.

Q:	Can I change my vote?

A:	C&S stockholders: Yes. If you are the record holder of your C&S shares, you may revoke your proxy in any one of three ways: (1) providing written notice that you wish to revoke your proxy to the Corporate Secretary of C&S at 3333 Riverwood Parkway, Suite 350, Atlanta, Georgia 30339; (2) submitting a new signed and dated proxy card (any earlier proxy will be revoked automatically); or (3) attending the special meeting and voting in person (any earlier proxy will be revoked by your vote in person). However, simply attending the special meeting without voting will not revoke your proxy.

Ozarks shareholders: Yes. If you are the record holder of your Ozarks shares, you may revoke your proxy in any one of three ways: (1) you may submit another properly completed proxy card bearing a later date which is received prior to the special meeting; (2) you may send a written notice which is received prior to the special meeting that you are revoking your proxy to: Bank of the Ozarks, Inc., P.O. Box 8811, Little Rock, AR 72231-8811, Attention: Secretary; or (3) you may attend the special meeting and notify the election officials that you wish to revoke your proxy and vote in person. However, your attendance at the special meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other agent as your nominee, you should follow the instructions provided by your broker, bank or other agent.

Q:	Are C&S stockholders entitled to seek appraisal rights?

A:

Yes. If the merger agreement is adopted by the C&S stockholders, C&S stockholders who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL. This means that holders of shares of C&S common stock are entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of their shares of C&S common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid upon the amount determined to be “fair value,” if any, as determined by the court. C&S stockholders who wish to seek appraisal of their shares are in any case encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights due to the complexity of the appraisal process.

C&S stockholders considering seeking appraisal should be aware that the “fair value” of their shares as determined pursuant to Section 262 of the DGCL could be more than, the same as or less than the value of the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares.

In order for a C&S stockholder to exercise appraisal rights, (1) you must submit a written demand for appraisal to C&S before the stockholder vote is taken on the proposal to adopt the merger agreement, (2) you must not submit a blank proxy or otherwise vote in favor of the proposal to adopt the merger agreement and (3) you must hold the shares of C&S common stock of record when you submit your written demand for appraisal and continue to hold them through the effective time of the merger. Your failure to follow the procedures specified under the DGCL will result in the loss of your appraisal rights. The DGCL requirements for exercising appraisal rights are described in further detail in this joint proxy statement/prospectus, and the relevant section of the DGCL regarding appraisal rights is reproduced and attached as Appendix D to this joint proxy statement/prospectus. If you hold your shares of C&S common stock through a broker, bank or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such broker, bank or other nominee.

Q:	Are Ozarks shareholders entitled to dissenters’ rights?

A:	Yes. Ozarks shareholders who do not vote in favor of the Ozarks merger proposal and follow certain procedural steps will be entitled to dissenters’ rights under Subchapter 13 of the Arkansas Business Corporation Act, or ABCA, provided they take the steps required to perfect their rights thereunder. For further information, see “The Mergers—Ozarks Shareholders Have Dissenters’ Rights.” In addition, a copy of Subchapter 13 of the ABCA is attached as Appendix E to this joint proxy statement/prospectus.

Q:	If I am a C&S stockholder, should I send in my stock certificates now?

A:	No, please do not send your C&S stock certificates with your proxy card. Instructions will be sent to you later for surrendering your C&S stock certificates in exchange for the merger consideration.

Q:	What if I have lost or cannot locate my C&S stock certificates?

A:	After the mailing of this joint proxy statement/prospectus, and assuming all conditions to completion of the merger have been satisfied (including C&S stockholder approval and Ozarks shareholder approval of the merger), C&S stockholders will receive a form of letter of transmittal and instructions from the exchange agent regarding the conversion of your C&S shares into the merger consideration. If you have your C&S certificates, please follow the instructions in the letter of transmittal for delivery of the certificates with your completed form to the exchange agent. If you cannot locate your C&S stock certificates and believe them to be lost, stolen or destroyed, please follow the instructions in the letter of transmittal dealing with lost, stolen or destroyed certificates. You will then be provided with an Affidavit of Lost Stock Certificate(s) to complete and return to C&S, or if you provide such Affidavit after the merger occurs, to the exchange agent. The exchange agent will require you to provide a surety bond to protect C&S, the exchange agent and Ozarks in the event the subject certificates are later presented to the exchange agent or Ozarks for conversion into the merger consideration.

Q:	When do you expect the merger to be completed?

A:	Ozarks and C&S currently expect to complete the merger late in the first quarter or in the second quarter of 2016, assuming all of the conditions to completion of the merger have been timely satisfied, although delays could occur.

Q:	Will I be able to sell the shares of Ozarks common stock that I receive in the merger?

A:	Yes, in most cases. The shares of Ozarks common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended (the “Securities Act”) and listed on NASDAQ. However, if there are any former stockholders of C&S who will be deemed to be “affiliates” of Ozarks under the Securities Act after the merger (generally, directors and executive officers of Ozarks and shareholders holding 10% or more of the outstanding shares of common stock of Ozarks), such persons must abide by certain transfer restrictions under the Securities Act.

Q:	Whom should I call with questions?

A:	C&S stockholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of C&S common stock, please contact Stephen R. Stone, at the following address or telephone number: 3333 Riverwood Parkway, Suite 350, Atlanta, Georgia 30339 or (678) 293-1303.

Ozarks shareholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Ozarks common stock, please contact Susan Blair, Executive Vice President at the following address or telephone number: P. O. Box 8811, Little Rock, Arkansas 72231-8811 or (501) 978-2217.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference herein, may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements about, (a) the separate financial condition, results of operations and business of Ozarks and C&S; (b) the benefits of the merger, including future financial and operating results, cost savings, enhancement to revenue and accretion to reported earnings that may be realized from the merger; (c) the respective plans, objectives, expectations and intentions of Ozarks or C&S and other statements that are not historical facts; (d) the calculation of C&S’ closing consolidated net book value and any adjustments to the purchase price; and (e) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of the parties’ management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the parties’ control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, including the risks and uncertainties listed in “Risk Factors” beginning on page 33 of this joint proxy statement/prospectus, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	Ozarks’ and C&S’ businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	higher than expected costs and expenses incurred in connection with the merger, or in connection with litigation relating to the merger;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	disruptions to the businesses of Ozarks and C&S as a result of the announcement and pendency of the merger;

•	higher than expected charges that Ozarks incurs in connection with marking C&S’ assets to fair value;

•	operating costs, customer losses and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;

•	regulatory approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with regulatory approvals of the merger;

•	other closing conditions may not be satisfied on the expected terms, schedule, or at all, including approval by Ozarks shareholders and C&S’ stockholders, and other delays in closing the merger may occur;

•	adverse governmental or regulatory policies may be enacted;

•	the outcome of any legal proceeding that may be instituted against C&S or Ozarks;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	unexpected declines in real estate values within Ozarks’ and C&S’ market areas;

•	other than temporary impairments or declines in value in Ozarks’ or C&S’ investment portfolio;

•	higher than expected FDIC insurance assessments;

•	unanticipated reduction in Ozarks’ and C&S’ deposit base;

•	Ozarks’ and C&S’ inability to promptly adapt to technological changes;

•	Ozarks’ and C&S’ internal controls and procedures may not be adequate to prevent losses;

•	material adverse changes in Ozarks’ or C&S’ operations or earnings;

•	other unexpected material adverse changes in Ozarks’ or C&S’ operations or earnings;

•	competition from other financial services companies in Ozarks’ markets; and

•	the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause Ozarks’ results to differ materially from those described in the forward-looking statements can be found in Ozarks’ filings with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either Ozarks or C&S or any person acting on Ozarks’ or C&S’ behalf are expressly qualified in their entirety by the cautionary statements above. Neither Ozarks nor C&S undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which this document refers before you decide how to vote with respect to the merger agreement. In addition, this document incorporates by reference important business and financial information about Bank of the Ozarks, Inc. For a description of this information, please see “Incorporation of Certain Documents by Reference” beginning on page 151. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.

Unless the context otherwise requires, throughout this joint proxy statement/prospectus, “Ozarks” refers to Bank of the Ozarks, Inc.; “Bank of the Ozarks” or “Ozarks Bank” refers to Ozarks’ wholly-owned bank subsidiary, Bank of the Ozarks; “C&S” refers to Community & Southern Holdings, Inc.; and “C&S Bank” refers to C&S’ wholly-owned bank subsidiary, Community & Southern Bank. Also, we refer to the proposed merger of C&S with and into Ozarks as the “merger,” and the Agreement and Plan of Merger, dated October 19, 2015 by and among Ozarks, Ozarks Bank, C&S and C&S Bank as the “merger agreement.”

When reading this joint proxy statement/prospectus, please note that Delaware law refers to holders of common stock as stockholders while Arkansas law uses the term shareholder. The two terms mean the same thing in practice and for all practical purposes may be used interchangeably; however, we generally have used the term “stockholder” when referring to holders of C&S common stock or to Delaware law and “shareholder” when referring to holders of Ozarks common stock or to Arkansas law.

The Merger

The terms and conditions of the merger by which C&S will merge with and into Ozarks are contained in the merger agreement, a copy of which is attached to this document as Appendix A. We encourage you to read that agreement carefully.

Parties to the Merger

Bank of the Ozarks, Inc.; Bank of the Ozarks (page 105)

Bank of the Ozarks, Inc., an Arkansas corporation, is the parent bank holding company for Bank of the Ozarks, an Arkansas state banking corporation. Ozarks common stock trades on the NASDAQ Global Select Market under the symbol “OZRK.” At September 30, 2015, Ozarks had consolidated total assets of approximately $9.3 billion, total deposits of approximately $7.6 billion and total common shareholders’ equity of approximately $1.3 billion.

The principal executive office of Bank of the Ozarks, Inc. is located at 17901 Chenal Parkway, Little Rock, Arkansas 72223, and the telephone number is (501) 978-2265.

Community & Southern Holdings, Inc.; Community & Southern Bank (page 105)

Community & Southern Holdings, Inc. is a financial holding company that was incorporated under the laws of the State of Delaware on September 18, 2009. C&S is the holding company for Community & Southern Bank, a Georgia-state chartered bank that provides traditional credit and depository banking services to its retail and commercial customers through 47 branches in northern and central Georgia, including metro Atlanta, as well as Jacksonville, Florida. At September 30, 2015, C&S had consolidated total assets of approximately $3.8 billion, total deposits of approximately $3.1 billion and total common stockholders’ equity of approximately $456.9 million.

C&S’ principal executive office is located at 3333 Riverwood Parkway, Suite 350, Atlanta, Georgia 30339 and the telephone number is (678) 293-1350.

What C&S Stockholders Will Receive in the Merger (page 70)

If the merger agreement is approved and the merger is subsequently completed, C&S stockholders and holders of outstanding C&S stock options, warrants, restricted stock units and deferred stock units will receive shares of Ozarks common stock (plus cash in lieu of receiving any fractional shares) based on the aggregate purchase price of $799,595,013, subject to possible adjustment. The purchase price will be adjusted downward, on a dollar-for-dollar basis, in the event that C&S’ closing consolidated net book value, as defined in the merger agreement, is less than $437 million as of the business day that is closest to 10 calendar days prior to the closing date (the “determination date”). The number of shares of Ozarks common stock to be delivered at closing in satisfaction of the purchase price will be based on a floating exchange ratio based upon the volume weighted average price of Ozarks common stock for the 15 trading days ending on the second business day prior to closing (the “Ozarks average stock price”), subject to a minimum and maximum price of $34.10 and $56.84, respectively (the “exchange ratio”).

The precise dollar value of the merger consideration and the number of shares of Ozarks’ common stock that will be issued pursuant to the merger depends upon the aggregate purchase price, which may be adjusted as described above, and upon the market price of Ozarks common stock prior to closing. Assuming that (i) C&S’ consolidated net book value is at least $437 million on the determination date and (ii) the Ozarks average stock price is $50.59, which was the closing price of Ozarks common stock on the NASDAQ Global Select Market on December 9, 2015, the exchange ratio would be 0.4052, and in such case we would anticipate that an aggregate of approximately 15.8 million shares of Ozarks common stock would be issued to C&S stockholders and holders of outstanding C&S stock options, warrants, restricted stock units and deferred stock units upon completion of the merger.

You will not receive any fractional shares in the merger. Instead, you will receive a cash payment, without interest and rounded up to the nearest whole cent, for the value of any fraction of a share of Ozarks common stock that you would otherwise be entitled to receive, based on the Ozarks average stock price.

Recommendation of the C&S Board of Directors (page 49)

After careful consideration, the C&S board of directors determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair, advisable and in the best interests of C&S and its stockholders and approved the merger agreement. The C&S board of directors recommends that you vote “FOR” the C&S merger proposal and “FOR” the C&S adjournment proposal. For the factors considered by the C&S board of directors in reaching its decision to approve the merger agreement, see “The Merger—C&S’ Reasons for the Merger; Recommendation of the C&S Board of Directors” on page 49.

Recommendation of the Ozarks Board of Directors (page 69)

The Ozarks board of directors has determined that the merger agreement, and the transactions contemplated by the merger agreement, are advisable and in the best interests of Ozarks and its shareholders and has unanimously approved the merger agreement. The Ozarks board of directors unanimously recommends that Ozarks shareholders vote “FOR” the Ozarks merger proposal and “FOR” the Ozarks adjournment proposal at the Ozarks special meeting. For the factors considered by the Ozarks board of directors in reaching its decision to approve the merger agreement, see “The Merger—Ozarks’ Reasons for the Merger; Recommendation of the Ozarks Board of Directors.”

Opinion of C&S’ Financial Advisor (page 50 and Appendix B)

In connection with the merger, the C&S board of directors received the written opinion of Sandler O’Neill & Partners, L.P. (which we refer to as “Sandler”), the financial advisor to C&S, as to the fairness to the holders of C&S common stock, from a financial point of view, of the consideration to be received in the merger by such stockholders. The full text of the opinion of Sandler dated October 16, 2015, is included in this document as Appendix B. C&S encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Sandler. The opinion of Sandler is directed to the C&S board of directors and does not constitute a recommendation to any C&S stockholder as to how to vote with respect to the merger agreement or any other matter relating to the proposed transaction. C&S has agreed to pay Sandler a fee for its services, a portion of which ($500,000) was paid upon the delivery of its fairness opinion and the final portion (approximately $8 million) will be payable upon completion of the merger. For further information, please see the section entitled “The Merger—Opinion of C&S’ Financial Advisor” on page 50.

Opinion of Ozarks’ Financial Advisor (page 61 and Appendix C)

In connection with the merger the Ozarks board of directors received the written opinion of FIG Partners, LLC (which we refer to as “FIG”), the financial advisor to Ozarks, as to the fairness to the holders of Ozarks common stock, from a financial point of view, of the merger consideration. The full text of the FIG opinion dated October 19, 2015, is included in this document as Appendix C. Ozarks encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by FIG. The FIG opinion is directed to the Ozarks board of directors and does not constitute a recommendation to any Ozarks shareholder as to how to vote with respect to the merger agreement or any other matter relating to the proposed transaction. Ozarks has agreed to pay FIG a fee for its services, a portion of which ($150,000) was paid upon the delivery of its fairness opinion and the final portion ($100,000) will be payable upon completion of the merger. For further information, please see the section entitled “The Merger—Opinion of Ozarks’ Financial Advisor” on page 61.

C&S Special Meeting of Stockholders (page 39)

C&S will hold a special meeting of its stockholders on January 22, 2016, at 10:00 a.m., local time, at 3333 Riverwood Parkway, Suite 350, Atlanta, Georgia 30339. At the special meeting, C&S stockholders will be asked to vote on the following proposals:

1.	To approve a proposal to adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, referred to as the C&S merger proposal; and

2.	To approve a proposal to authorize the C&S board of directors to adjourn or postpone the C&S special meeting to a later date, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the C&S merger proposal, referred to as the C&S adjournment proposal.

Stockholder approval of the C&S merger proposal is required to complete the merger. C&S will transact no business other than as listed above at the C&S special meeting, except for business properly brought before the C&S special meeting or any adjournment or postponement thereof.

You may vote at the special meeting of stockholders if you owned shares of C&S common stock at the close of business on the C&S record date, December 10, 2015. On that date, there were 36,949,266 shares of C&S common stock outstanding and entitled to vote at the special meeting of stockholders. You may cast one vote for each share of C&S common stock you owned on the C&S record date.

Approval of the C&S merger proposal requires the affirmative vote of the holders of a majority of the shares of C&S common stock outstanding and entitled to vote at the special meeting. Because the required vote is based upon the outstanding shares of C&S common stock, a failure to vote or a vote to “ABSTAIN” will have the same effect as a vote against the merger. Approval of the C&S adjournment proposal requires the affirmative vote of a majority of the votes cast by holders of C&S common stock represented in person or by proxy at the special meeting and entitled to vote on the C&S adjournment proposal.

Even if you expect to attend the special meeting of stockholders, C&S recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Each C&S director, executive officer and certain principal stockholders of C&S (which collectively constitute approximately 42% of the outstanding C&S shares) have entered into voting agreements with Ozarks agreeing to, among other things, vote their shares of C&S common stock in favor of the merger agreement and the transactions contemplated thereby and restricting the transfer of the individual’s shares of C&S common stock during the period between signing of the merger agreement and the completion of the merger. As of the C&S record date, C&S directors, executive officers and their affiliates held approximately 33.1% of the outstanding shares of C&S common stock entitled to vote at the C&S special meeting.

Ozarks Special Meeting of Shareholders (page 42)

Ozarks will hold a special meeting of its shareholders on January 22, 2016, at 9:00 a.m., local time, at 17901 Chenal Parkway, Little Rock, Arkansas 72223. At the special meeting, Ozarks shareholders will be asked to vote on the following proposals:

1.	To approve a proposal to adopt the merger agreement and the other transactions contemplated by the merger agreement, referred to as the Ozarks merger proposal; and

2.	To approve a proposal to authorize the Ozarks board of directors to adjourn or postpone the Ozarks special meeting to a later date, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Ozarks merger proposal, referred to as the Ozarks adjournment proposal.

Shareholder approval of the Ozarks merger proposal is required to complete the merger. Ozarks will transact no business other than as listed above at the Ozarks special meeting, except for business properly brought before the Ozarks special meeting or any adjournment or postponement thereof.

You may vote at the special meeting of shareholders if you owned shares of Ozarks common stock at the close of business on the Ozarks record date, December 10, 2015. On that date, there were 90,607,188 shares of Ozarks common stock outstanding and entitled to vote at the Ozarks special meeting of shareholders. You may cast one vote for each share of Ozarks common stock you owned on the Ozarks record date.

Approval of the Ozarks merger proposal requires the affirmative vote of the holders of a majority of the shares of Ozarks common stock outstanding and entitled to vote at the special meeting. Because the required vote is based upon the outstanding shares of Ozarks common stock, a failure to vote or a vote to “ABSTAIN” will have the same effect as a vote against the merger. Approval of the Ozarks adjournment proposal requires the affirmative vote of a majority of the votes cast by holders of Ozarks common stock represented in person or by proxy at the special meeting and entitled to vote on the Ozarks adjournment proposal.

Even if you expect to attend the special meeting of shareholders, Ozarks recommends that you promptly complete and return your proxy card in the enclosed return envelope. Alternatively, you may vote through the internet or by telephone. Information and applicable deadlines for voting by internet or by telephone are set forth in the enclosed proxy card instructions.

George Gleason, Ozarks Chairman and Chief Executive Officer, has entered into a voting agreement with C&S pursuant to which Mr. Gleason has agreed to vote the shares in which he has sole voting power in favor of the merger agreement. These shares represent approximately 3.3% of Ozarks common stock entitled to vote at the Ozarks special meeting. As of the Ozarks record date, Ozarks directors, executive officers and their affiliates held approximately 8% of the outstanding shares of Ozarks common stock entitled to vote at the Ozarks special meeting.

C&S Stockholders Have Appraisal Rights (page 83)

If the merger agreement is adopted by C&S stockholders, C&S stockholders who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL. This means that holders of shares of C&S common stock are entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of their shares of C&S common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid upon the amount determined to be “fair value,” if any, as determined by the court. C&S stockholders who wish to seek appraisal of their shares are in any case encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights due to the complexity of the appraisal process.

C&S stockholders considering seeking appraisal should be aware that the “fair value” of their shares as determined pursuant to Section 262 of the DGCL could be more than, the same as or less than the value of the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares.

In order for a C&S stockholder to exercise appraisal rights, (1) you must submit a written demand for appraisal to C&S before the stockholder vote is taken on the proposal to adopt the merger agreement, (2) you must not submit a blank proxy or otherwise vote in favor of the proposal to adopt the merger agreement and (3) you must hold the shares of C&S common stock of record when you submit your written demand for appraisal and continue to hold them through the effective time of the merger. Your failure to follow the procedures specified under the DGCL will result in the loss of your appraisal rights. The DGCL requirements for exercising appraisal rights are described in further detail in this joint proxy statement/prospectus, and the relevant section of the DGCL regarding appraisal rights is reproduced and attached as Appendix D to this joint proxy statement/prospectus. If you hold your shares of C&S common stock through a broker, bank or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such broker, bank or other nominee. For more information, see “The Merger Agreement—C&S Stockholders Have Appraisal Rights.”

Ozarks Shareholders Have Dissenters’ Rights (page 88)

Ozarks shareholders who do not vote in favor of the approval of the merger agreement (including by failing to vote or marking “ABSTAIN” on their proxy card) and follow certain procedural steps will be entitled to dissenters’ rights under Subchapter 13 of the ABCA, provided they take the steps required to perfect their rights thereunder. These procedural steps include, among others: (1) delivering to Ozarks, before the shareholder vote is taken for the merger at the Ozarks special meeting, written notice of intent to demand payment for the shares of Ozarks common stock if the merger is effected, (2) not voting her, his or its shares in favor of the merger, and (3) timely filing a payment demand after the merger is effected. For more information, see “The Merger Agreement—Ozarks Shareholders Have Dissenters’ Rights.”

Interests of C&S Executive Officers and Directors in the Merger (page 73)

In considering the recommendation of the C&S board of directors to approve the merger, you should be aware that the executive officers and directors of C&S have certain financial interests in the merger that are in addition to their interests as C&S stockholders. For example, executive officers of C&S will receive “change of control” payments in connection with the merger pursuant to existing employment agreements with C&S Bank. In addition, certain C&S executive officers and directors own stock options, restricted stock units, and deferred stock units that, pursuant to the terms of the merger agreement and whether or not vested, will be, as of the effective time of the merger canceled and converted into the right to receive shares of Ozarks common stock as described in this joint proxy statement/prospectus. Ozarks has agreed to indemnify each present and former officer and director of C&S for six years following the effective date of the merger, to the fullest extent as presently provided under C&S’ organizational documents, for any claim against any such present and former officer and director in their capacity as such, subject to applicable law. Additionally, officers and directors of

C&S currently are covered by liability insurance for certain acts and omissions in their capacity as officers and/or directors of C&S. This insurance coverage will be continued by Ozarks for a period of six years after the merger for acts and omissions of such persons in their capacity as officers and/or directors of C&S occurring before the merger. The C&S board of directors was aware of these interests and considered them in its decision to approve the merger agreement.

As of the date of the merger agreement, executive officers and directors of C&S and C&S Bank did not own any shares of Ozarks common stock.

Material United States Federal Income Tax Consequences of the Merger (page 93)

Ozarks and C&S will not be required to complete the merger unless each of Ozarks and C&S has received a legal opinion reasonably acceptable to them to the effect that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for United States federal income tax purposes. The opinions will not bind the Internal Revenue Service, which could take a different view.

We expect that, for United States federal income tax purposes, you generally will not recognize any gain or loss with respect to the exchange of your shares of C&S common stock for shares of Ozarks common stock in the merger. You will, however, have to recognize gain in connection with any cash received in lieu of a fractional share interest in Ozarks common stock.

You should read “Material United States Federal Income Tax Consequences of the Merger” on page 93 for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation and could vary from the general consequences described above. We strongly recommend that you consult your tax advisor to fully understand the tax consequences of the merger to you.

Regulatory Approvals Required for the Merger (page 90)

To complete the merger, the parties must receive the prior approvals of the FRB, the FDIC, the Arkansas State Bank Department and the Georgia Department of Banking and Finance. The U.S. Department of Justice is also able to provide input into the approval process of federal banking agencies and will have between 15 and 30 days following any approval of a federal banking agency to challenge the approval on antitrust grounds. The applications for approval of the mergers were filed with the Arkansas State Bank Department, the Georgia Department of Banking and Finance, the FRB and the FDIC on November 19, 2015.

Conditions to the Merger (page 78)

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	adoption of the merger agreement by C&S stockholders and Ozarks shareholders;

•	all regulatory approvals and consents must have been obtained, any necessary approvals shall not contain a material adverse non-standard term or condition, and all waiting periods required by law must have expired or been terminated;

•	the consummation of the merger shall not be illegal or otherwise prohibited and no temporary, preliminary or permanent restraining order preventing the consummation of the merger is in effect;

•	the registration statement of which this joint proxy statement/prospectus is a part, must have become effective under the Securities Act;

•	if not terminated prior to the consummation of the merger, C&S and C&S Bank shall have secured written consents from the FDIC, as receiver, with respect to the assignment, assumption and transfer of all purchase and assumption and related loss-share agreements between C&S Bank and the FDIC;

•	Ozarks and C&S, respectively, must have received opinions from Kutak Rock LLP and Alston & Bird LLP, respectively, each dated as of the closing date, to the effect that the merger will be treated for federal income tax purposes as a “reorganization” for purposes of Section 368(a) of the Code; and

•	certain other conditions customary for agreements of this sort, such as the accuracy of representations and warranties subject to the materiality standards set forth in the merger agreement, the compliance in all material respects by the parties with their obligations under the merger agreement, and the non-existence of a material adverse effect (as such term is defined in the merger agreement).

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

No Solicitation (page 79)

C&S has agreed, subject to certain limited exceptions, not to initiate discussions with another party regarding a business combination with such other party while the merger with Ozarks is pending.

Termination of the Merger Agreement (page 81)

Ozarks and C&S may mutually agree at any time to terminate the merger agreement without completing the merger, even if the C&S stockholders and Ozarks shareholders have each approved it. Also, either party may decide, without the consent of the other party, to terminate the merger agreement before closing under specified circumstances, including if the merger is not consummated by June 30, 2016 (or August 31, 2016 if the only outstanding condition to closing is the receipt of regulatory approvals), if the required regulatory approvals are not received or if the other party breaches its representations, warranties or covenants in the merger agreement in a material respect and such breach cannot be or has not been cured within the applicable cure period.

Termination Fee (page 82)

C&S will be required to pay a termination fee to Ozarks equal to $23.9 million, in the following circumstances:

•	Ozarks terminates the merger agreement because C&S has breached its non-solicitation covenant, or the board of directors of C&S has withdrawn its recommendation to approve the merger or has recommended for approval a different business combination, based on an acquisition proposal by a third party that the C&S directors have determined to be a superior proposal; or

•	in the event that (1) a third party acquisition proposal had been made known to C&S or made directly to its stockholders and thereafter the merger agreement is terminated (x) by either party because the C&S stockholders fail to approve the merger agreement or (y) by Ozarks because of a material uncured breach by C&S of its representations, warranties or covenants under the merger agreement and (2) within 12 months after the date of termination, C&S consummates an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction.

C&S agreed to the termination fee in order to induce Ozarks to enter into the merger agreement. The termination fee requirement may discourage other companies from trying or proposing to combine with C&S before the merger is completed.

Additionally, if the merger agreement is terminated by either party due to a material uncured breach by the other party of its representations, warranties or covenants under the merger agreement, the breaching party will be required to pay to the non-breaching party $2 million as liquidated damages.

Differences in Rights of Stockholders (page 96)

The rights of C&S stockholders after the merger who continue as shareholders of Ozarks will be governed by Arkansas law rather than Delaware law. After the merger is completed, the articles of incorporation and bylaws of Ozarks, rather than the certificate of incorporation and bylaws of C&S, will govern your rights as a shareholder. Material differences between the rights of stockholders of C&S and shareholders of Ozarks include the process for determining the size of the board of directors, the process for removing directors, limitations of director liability, indemnification of officers, directors and employees, the ability of shareholders to act by written consent, and shareholder proposals and advance notice requirements. The material differences between the organizational documents and the rights of stockholders of C&S and shareholders of Ozarks are explained in more detail under the section “Comparison of Stockholders’ Rights” beginning on page 96.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA FOR

BANK OF THE OZARKS, INC.

The following table presents selected consolidated financial information and other financial data for Bank of the Ozarks, Inc. The selected consolidated financial data presented below as of and for the nine months ended September 30, 2015 and 2014, is unaudited. The selected consolidated financial data as of and for the five years ended December 31, 2014 is derived from Ozarks’ audited historical consolidated financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference in this joint proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period. The per common share data below has been restated to give retroactive effect to stock splits and stock dividends occurring during the periods presented.

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Dollar amounts in thousands except per share data)
Income statement data:
Interest income	$295,042	$206,902	$291,449	$212,153	$195,946	$199,169	$157,972
Interest expense	19,409	15,083	20,955	18,634	21,600	30,435	34,337
Net interest income	275,633	191,819	270,494	193,519	174,346	168,734	123,635
Provision for loan and lease losses	14,205	10,574	16,915	12,075	11,745	11,775	16,000
Non-interest income	74,475	56,996	84,883	76,039	62,860	117,083	70,322
Non-interest expense	139,336	117,856	166,015	126,069	114,462	122,531	87,419
Net income available to common stockholders	130,798	83,855	118,606	91,237	77,044	101,321	64,001
Common share and per common share data:
Earnings – diluted	$1.51	$1.08	$1.52	$1.26	$1.11	$1.47	$0.94
Book value	14.89	10.99	11.37	8.53	7.18	6.16	4.70
Dividends	0.405	0.345	0.47	0.36	0.25	0.19	0.15
Weighted-average diluted shares outstanding (000s)	86,839	77,469	78,060	72,704	69,776	68,964	68,180
End of period shares outstanding (000s)	88,265	79,705	79,924	73,712	70,544	68,928	68,214
Balance sheet data at period end:
Total assets	$9,329,216	$6,580,360	$6,766,499	$4,791,170	$4,040,207	$3,841,651	$3,273,271
Non-purchased loans and leases	5,447,278	3,639,142	3,979,870	2,632,565	2,115,834	1,880,483	1,851,113
Purchased loans(1)	1,959,502	1,279,790	1,147,947	724,514	637,773	811,721	494,784
Allowance for loan and lease losses	59,017	49,606	52,918	42,945	38,738	39,169	40,230
Foreclosed assets(1)	24,397	42,663	37,775	49,811	66,875	104,669	73,361
Investment securities AFS	796,373	859,876	839,321	669,384	494,266	438,910	398,698
Total deposits	7,606,790	5,139,705	5,496,382	3,717,027	3,101,055	2,943,919	2,540,753
Repurchase agreements with customers	80,040	73,942	65,578	53,103	29,550	32,810	43,324
Other borrowings	161,861	352,616	190,855	280,895	280,763	301,847	282,139
Subordinated debentures	117,544	64,950	64,950	64,950	64,950	64,950	64,950
Total common stockholders’ equity	1,314,517	875,578	908,390	629,060	507,664	424,551	320,355
Loan and lease (including purchased loans) to deposit ratio	97.37%	95.70%	93.29%	90.32%	88.80%	91.45%	92.33%
Average balance sheet data:
Total average assets	$8,273,066	$5,650,230	$5,913,807	$4,270,052	$3,779,831	$3,755,291	$2,998,850
Total average common stockholders’ equity	1,169,885	751,602	786,430	560,351	458,595	374,664	296,035
Average common equity to average assets	14.14%	13.30%	13.30%	13.12%	12.13%	9.98%	9.87%
Performance ratios:
Return on average assets(2)	2.11%	1.98%	2.01%	2.14%	2.04%	2.70%	2.13%
Return on average common stockholders’ equity(2)	14.95	14.92	15.08	16.28	16.80	27.04	21.62
Net interest margin – FTE(2)	5.28	5.52	5.52	5.63	5.91	5.84	5.18
Efficiency ratio	38.96	45.88	45.35	45.32	46.58	41.56	42.86
Common stock dividend payout ratio	26.21	31.20	30.46	29.55	22.44	12.50	15.89
Asset quality ratios:
Net charge-offs to average total loans and leases(2)(3)	0.17%	0.10%	0.12%	20.50%	0.30%	0.69%	0.81%
Nonperforming loans and leases to total loans and leases(4)	0.26	0.49	0.53	0.33	0.43	0.70	0.75
Nonperforming assets to total assets(5)(6)	0.41	0.92	0.87	1.22	1.88	3.07	2.67

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Dollar amounts in thousands except per share data)
Allowance for loan and lease losses as a % of:
Total loans and leases(4)	1.08%	1.36%	1.33%	1.63%	1.83%	2.08%	2.17%
Nonperforming loans and leases(4)	421%	276%	251%	492%	425%	297%	289%
Capital ratios at period end:
Tier 1 leverage	10.70%	12.97%	12.92%	14.19%	14.40%	12.06%	11.88%
Common equity tier 1	11.64	N/A	N/A	N/A	N/A	N/A	N/A
Tier 1 capital	12.18	12.28	11.74	16.15	18.11	17.67	16.13
Total capital	14.30	13.03	12.47	17.18	19.36	18.93	17.39

(1)	Prior periods have been adjusted to include loans and/or foreclosed assets previously covered by Federal Deposit Insurance Corporation (“FDIC”) loss share.
(2)	Ratios for interim periods annualized based on actual days.
(3)	Excludes purchased loans and net charge-offs related to such loans.
(4)	Excludes purchased loans.
(5)	Excludes purchased loans, except for their inclusion in total assets.
(6)	Ratios for prior years have been recalculated to include foreclosed assets previously covered by FDIC loss share as nonperforming assets.
N/A	– Ratio not applicable for period indicated.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

FOR COMMUNITY & SOUTHERN HOLDINGS, INC.

The following table presents selected consolidated financial information and other financial data of Community & Southern Holdings, Inc. The selected consolidated financial data presented below as of and for the nine months ended September 30, 2015 and 2014, is unaudited. The selected consolidated financial information as of and for the five years ended December 31, 2014 has been derived from C&S’ audited historical consolidated financial statements. This information should be read in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Community & Southern Holdings, Inc.” and the consolidated financial statements and the notes thereto included in this joint proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Nine Months Ended September 30,		Year Ended December 31,
(dollars in thousands, except per share data)	2015	2014	2014	2013	2012	2011	2010
Selected Results of Operations Data
Interest and fees on loans	$107,206	$104,317	$141,958	$124,485	$125,776	$98,975	$67,201
Interest and dividends on investment securities	9,874	9,976	13,045	10,042	10,398	13,691	10,733
Interest on other earning assets	254	191	343	664	667	429	740

Total interest income	117,334	114,484	155,346	135,191	136,841	113,095	78,674

Total interest expense	12,871	10,311	14,637	13,479	15,810	21,207	24,257
Provision for credit loss	11,406	5,470	8,954	1,206	14,519	14,510	34,564

Net interest income after provision for credit losses	93,057	98,703	131,755	120,506	106,512	77,378	19,853

Total noninterest income	16,181	15,829	21,872	24,883	36,432	17,313	33,620
Total noninterest expense	81,315	110,277	148,434	128,387	130,469	82,558	41,920

Income before income taxes	27,923	4,255	5,193	17,002	12,475	12,133	11,553
Income tax expense (benefit)	9,013	(657)	(1,651)	3,812	(103)	2,706	(5,869)

Net income	$18,910	$4,912	$6,844	$13,190	$12,578	$9,427	$17,422

Selected Average Balances
Loans held for investment	$2,662,900	$2,066,000	$2,147,073	$1,612,921	$1,142,663	$906,674	$1,104,935
Assets	3,622,524	3,034,175	3,127,457	2,616,983	2,336,458	2,260,109	2,506,898
Deposits	2,944,992	2,432,551	2,532,079	2,030,101	1,765,794	1,682,156	2,088,324
Equity	448,111	432,970	433,993	417,942	403,968	391,667	213,859
Tangible equity	409,475	406,854	405,981	399,014	384,264	370,552	201,208

Selected Actual Balances
Total assets	$3,859,536	$3,356,847	$3,400,574	$2,805,020	$2,578,519	$2,189,759	$2,346,919
Investment securities	599,494	537,955	527,786	508,717	428,246	529,443	635,881
Loans held for investment	2,872,862	2,370,105	2,422,287	1,762,637	1,413,040	960,908	885,063
Allowance for loan losses	45,513	34,337	37,910	30,535	30,545	42,810	33,359
Interest-earning assets	3,546,325	3,046,825	3,118,100	2,459,857	2,049,376	1,587,459	1,653,582
Total deposits	3,135,255	2,768,957	2,836,026	2,239,954	2,009,400	1,622,247	1,773,478
Interest-bearing liabilities	2,911,033	2,508,500	2,549,847	2,055,342	1,876,769	1,574,462	1,768,741
Noninterest-bearing liabilities	491,628	415,963	415,657	325,843	288,114	217,642	199,621
Stockholders’ equity	456,876	432,384	435,070	423,835	413,636	397,655	378,557

Common Share Data
Basic net income per share	$0.51	$0.13	$0.19	$0.36	$0.34	$0.26	$0.47
Diluted net income per share	0.46	0.12	0.17	0.33	0.31	0.23	0.43
Book value per share	12.37	11.70	11.77	11.47	11.19	10.76	10.25
Tangible book value per share	11.21	10.78	10.87	10.92	10.67	10.22	9.65
Weighted average shares outstanding:
Basic	36,949	36,949	36,949	36,949	36,949	36,949	36,949
Diluted	40,892	40,700	40,715	40,291	40,289	40,699	40,423

Performance Ratios
Return on average assets	0.70%	0.22%	0.22%	0.50%	0.54%	0.42%	0.69%
Return on average equity	5.64%	1.52%	1.58%	3.16%	3.11%	2.41%	8.15%
Cost of funds	0.55%	0.54%	0.55%	0.63%	0.84%	1.16%	1.10%
Yield on interest earning assets	4.67%	5.59%	5.46%	6.10%	7.55%	7.02%	4.35%
Net interest margin	4.16%	5.09%	4.95%	5.49%	6.68%	5.70%	3.01%
Net interest spread	4.12%	5.05%	4.91%	5.48%	6.72%	5.85%	3.25%
Efficiency ratio	67.40%	91.90%	91.30%	87.58%	82.86%	75.60%	47.62%

	Nine Months Ended September 30,		Year Ended December 31,
(dollars in thousands, except per share data)	2015	2014	2014	2013	2012	2011	2010

Capital Ratios
Average equity to average assets	12.37%	14.27%	13.88%	15.97%	17.29%	17.33%	8.53%
Tier 1 leverage ratio	11.07%	12.15%	11.85%	14.71%	15.30%	17.13%	14.77%
Tier 1 risk-based capital ratio	12.16%	15.62%	15.24%	21.16%	27.59%	46.96%	76.02%
Total risk-based capital ratio	13.41%	16.87%	16.50%	22.42%	28.87%	48.28%	77.34%

Asset Quality Ratios
Total provision for credit losses to total average loans	0.57%	0.35%	0.42%	0.07%	1.26%	1.60%	3.13%
Nonperforming assets to total equity	16.67%	27.85%	21.95%	36.76%	79.10%	14.29%	21.78%
Nonperforming assets to total assets	1.97%	3.63%	2.81%	5.54%	12.71%	25.78%	36.73%
Nonperforming loans to total loans	2.27%	3.65%	3.28%	5.51%	11.92%	79.08%	135.11%
Allowance for loans losses to total average loans	1.74%	1.69%	1.80%	1.94%	2.75%	4.91%	3.02%

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial information is based on the historical financial data of Ozarks and C&S, and has been prepared to illustrate the effects of the proposed C&S merger. The unaudited pro forma combined consolidated financial information and explanatory notes are based upon the assumptions that (i) C&S’ closing consolidated net book value is at least $437 million on the determination date, (ii) the total number of shares of C&S common stock outstanding immediately prior to the effective time of the merger will be 36,949,266, (iii) immediately prior to the effective time of the merger there will be 169,300 outstanding C&S restricted stock units, 30,926 outstanding C&S deferred stock units, 3,450,818 outstanding C&S stock options with a weighted average exercise price of $10.37 per share, and 285,970 outstanding C&S warrants with an exercise price of $10.00 per share, and (iv) the volume weighted average price of Ozarks common stock for the 15 trading days ending on the second business day prior to closing (the “Ozarks average stock price”) is $50.59 (which was the closing price of Ozarks common stock on December 9, 2015, the last practicable trading day before the date of this joint proxy statement/prospectus).

The following unaudited pro forma combined consolidated financial statements have been prepared using the acquisition method of accounting, giving effect to Ozarks’ completed acquisitions of Summit Bancorp, Inc. (“Summit”), which closed on May 16, 2014, and Intervest Bancshares Corporation (“Intervest”), which closed on February 10, 2015, and the proposed acquisition of C&S, including pro forma assumptions and adjustments related to the Summit and Intervest acquisitions and the proposed acquisition of C&S, as described in the accompanying notes to the unaudited pro forma combined consolidated financial statements. The unaudited pro forma combined consolidated financial statements and related pro forma adjustments for C&S have been adjusted to give effect to C&S’ acquisition of certain branches, cash, deposits and loans from CertusBank, N.A. (“CertusBank”), which acquisition closed on October 9, 2015. All other acquisitions made by C&S during 2014 and the first nine months of 2015 do not have a material impact, either individually or in the aggregate, on the unaudited pro forma combined consolidated financial statements. The unaudited pro forma combined consolidated balance sheet combines the historical financial information of Ozarks and C&S (including the effects of the CertusBank acquisition) as of September 30, 2015, and assumes that the C&S merger was completed on that date. This balance sheet includes the assets and liabilities of Summit and Intervest in Ozarks’ historical information because these acquisitions closed on May 16, 2014 and February 10, 2015, respectively. The unaudited pro forma combined consolidated statements of income for the nine months ended September 30, 2015 and the twelve months ended December 31, 2014 give effect to the Summit, Intervest and C&S acquisitions (including the effects of the CertusBank acquisition) as if all of these transactions (including the CertusBank acquisition) had been completed on January 1, 2014.

The following unaudited pro forma combined consolidated financial statements are provided for informational purposes only. The unaudited pro forma combined consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined consolidated financial statements and related adjustments require management to make certain assumptions and estimates. The unaudited pro forma combined consolidated financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma combined consolidated financial statements;

•	Ozarks’ separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2014, included in Ozarks’ Annual Report on Form 10-K for the year ended December 31, 2014, incorporated by reference herein and C&S’ separate audited historical consolidated financial statements and accompanying notes as of and for the years ended December 31, 2014 and 2013, included elsewhere in this joint proxy statement/prospectus;

•	Ozarks’ separate unaudited historical consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2015 included in Ozarks’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, incorporated by reference herein, and C&S’ separate unaudited historical consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2015, included elsewhere in this joint proxy statement/prospectus; and

•	other information pertaining to Ozarks and C&S contained in or incorporated by reference into this joint proxy statement/prospectus. Please see the sections entitled “Selected Consolidated Financial and Other Data for Bank of the Ozarks, Inc.” and “Selected Consolidated Financial and Other Data for Community & Southern Holdings, Inc.” beginning on pages 18 and 20, respectively.

Unaudited Pro Forma Combined Consolidated Balance Sheet

As of September 30, 2015

	Ozarks Historical	C&S Historical	CertusBank Pro forma Adjustments(A)	C&S Pro forma Adjustments		Pro forma Combined
	(Dollars in thousands)
Assets
Cash and due from banks	$279,111	$118,456	$373,571	$—		$771,138
Federal funds sold and interest earning assets	2,513	—	—			2,513

Cash and cash equivalents	281,624	118,456	373,571	—		773,651
Investment securities	796,373	599,494	—	3,397	(b)	1,399,264
Non-purchased loans and leases	5,447,278	2,351,609	—	(2,351,609)	(c)	5,447,278
Purchased loans	1,959,502	522,279	161,462	2,351,609	(c)	4,904,699
				(90,153)	(d)
Allowance for loan and lease losses	(59,017)	(45,513)	—	45,513	(e)	(59,017)

Net loans	7,347,763	2,828,375	161,462	(44,640)		10,292,960
Premises and equipment, net	296,433	59,523	22,975	(15,008)	(f)	363,923
Foreclosed assets	24,397	8,142	—	(2,499)	(d)	30,040
Accrued interest receivable	28,095	8,951	—	—		37,046
Bank owned life insurance	283,016	84,355	—	—		367,371
Goodwill	128,132	33,187	11,460	(44,647)	(g)	565,368
				437,236	(g)
Other intangible assets, net	28,624	9,037	6,580	(15,617)	(h)	70,529
				41,905	(h)
Current and deferred income taxes	83,611	67,642	—	21,082	(i)	172,335
Other, net	31,148	42,374	446	(1,700)	(j)	72,268

Total assets	$9,329,216	$3,859,536	$576,494	$379,509		$14,144,755

Liabilities and Stockholders’ Equity
Deposits:
Demand non-interest bearing	$1,413,892	$439,316	$66,438	$—		$1,919,646
Savings and interest bearing transaction	4,010,103	1,232,638	352,329	—		5,595,070
Time	2,182,795	1,463,301	157,320	13,700	(k)	3,817,116

Total deposits	7,606,790	3,135,255	576,087	13,700		11,331,832
Repurchase agreements	80,040	—	—	—		80,040
Other borrowings	161,861	215,095	—	2,623	(l)	379,579
Subordinated debentures	117,544	—	—	—		117,544
Accrued interest payable and other liabilities	45,307	52,310	407	20,467	(m)	118,492

Total liabilities	8,011,542	3,402,660	576,494	36,790		12,027,486

Stockholders’ equity:
Common stock	883	369	—	158	(a)	1,041
				(369)	(n)
Additional paid-in capital	633,941	374,362	—	799,437	(a)	1,433,378
				(374,362)	(n)
Retained earnings	667,972	78,371	—	(78,371)	(n)	667,972
Accumulated other comprehensive income	11,721	3,774	—	(3,774)	(n)	11,721

Total stockholders’ equity before noncontrolling interest	1,314,517	456,876	—	342,719		2,114,112
Noncontrolling interest	3,157	—	—	—		3,157

Total stockholders’ equity	1,317,674	456,876	—	342,719		2,117,269

Total liabilities and stockholders’ equity	$9,329,216	$3,859,536	$576,494	$379,509		$14,144,755

Unaudited Pro Forma Combined Consolidated Income Statement

For the Nine Months Ended September 30, 2015

	Ozarks Historical	Intervest Historical(1)	Intervest Pro forma Adjustments		Ozarks and Intervest Pro forma Combined	C&S Historical	C&S Pro forma Adjustments		Pro forma Combined
	(Dollars in thousands, except per share data)
Interest income:
Loans and leases, including purchased loans	$271,634	$6,324	$890	(3)	$278,848	$107,206	$20,113	(o)	$406,167
Investment securities	23,373	221	—		23,594	9,874	—		33,468
Other	35	1	—		36	254	699	(p)	989

Total interest income	295,042	6,546	890		302,478	117,334	20,812		440,624
Interest expense:
Deposits	12,088	2,022	(1,022)	(4)	13,088	11,634	(57)	(q)	24,665
Repurchase agreements	56	—	—		56	—	—		56
Other borrowings	4,605	—	—		4,605	1,237	(843)	(r)	4,999
Subordinated debentures	2,660	178	63	(5)	2,901	—	—		2,901

Total interest expense	19,409	2,200	(959)		20,650	12,871	(900)		32,621

Net interest income	275,633	4,346	1,849		281,828	104,463	21,712		408,003
Provision for loan and lease losses	14,205	—	—		14,205	11,406	—		25,611

Net interest income after provision	261,428	4,346	1,849		267,623	93,057	21,712		382,392

Non-interest income
Service charges on deposit accounts	21,140	15	—		21,155	8,648	—		29,803
Mortgage lending income	5,104	88	—		5,192	3,158	—		8,350
Trust income	4,395	—	—		4,395	—	—		4,395
Bank owned life insurance income	7,672	—	—		7,672	1,931	—		9,603
Other income from purchased loans	21,335	—	—		21,335	—	—		21,335
Net gains (losses) on investment securities	2,619	(395)	—		2,224	—	—		2,224
Gains (losses) on sales of other assets	7,290	—	—		7,290	136	—		7,426
Gain on merger and acquisition transaction	—	—	—		—	—	—		—
Other	4,920	318	—		5,238	2,308	—		7,546

Total non-interest income	74,475	26	—		74,501	16,181	—		90,682

Non-interest expense:
Salaries and employee benefits	66,450	2,836	—		69,286	37,612	—		106,898
Net occupancy and equipment	22,711	360	—		23,071	8,999	—		32,070
Other operating expenses	50,175	2,854	110	(6)	53,139	34,704	4,490	(s)	92,333

Total non-interest expenses	139,336	6,050	110		145,496	81,315	4,490		231,301

Income before taxes	196,567	(1,678)	1,739		196,628	27,923	17,222		241,774
Provision for income taxes	65,714	(432)	663	(7)	65,945	9,013	6,562	(t)	81,520

Net income (loss)	130,853	(1,246)	1,076		130,683	18,910	10,660		160,253
Net income attributable to noncontrolling interest	(55)	—	—		(55)	—	—		(55)

Net income available to common stockholders	$130,798	$(1,246)	$1,076		$130,628	$18,910	$10,660		$160,198

Basic earnings per common share:
Earnings (loss) per share	$1.52				$1.50	$0.51			$1.56
Weighted average shares outstanding (thousands)	86,070				87,067	36,949			102,872
Diluted earnings per common share:
Earnings (loss) per share	$1.51				$1.49	$0.46			$1.55
Weighted average shares outstanding (thousands)	86,839				87,835	40,892			103,640

Unaudited Pro Forma Combined Consolidated Income Statement

For the Year Ended December 31, 2014

	Ozarks Historical	Summit Historical(2)	Summit Pro forma Adjustments		Intervest Historical(1)	Intervest Pro forma Adjustments		Ozarks, Summit and Intervest Pro forma Combined	C&S Historical	C&S Pro forma Adjustments		Pro forma Combined
	(Dollars in thousands, except per share data)
Interest income:
Loans and leases, including purchased non-covered loans	$260,779	$13,685	$3,089	(8)	$58,327	$7,923	(3)	$343,803	$141,958	$39,467	(o)	$525,228
Investment securities	30,614	2,757	—		4,373	—		37,744	13,045	—		50,789
Other	56	76	—		59	—		191	343	934	(p)	1,468

Total interest income	291,449	16,518	3,089		62,759	7,923		381,738	155,346	40,401		577,485
Interest expense:
Deposits	8,566	1,842	(975)	(9)	18,369	(9,095)	(4)	18,707	13,035	(5,069)	(q)	26,673
Repurchase agreements	54	11	—		—	—		65	—	—		65
Other borrowings	10,642	3,539	(394)	(10)	—	—		13,787	1,602	(1,124)	(r)	14,265
Subordinated debentures	1,693	—	—		1,578	560	(5)	3,831	—	—		3,831

Total interest expense	20,955	5,392	(1,369)		19,947	(8,535)		36,390	14,637	(6,193)		44,834

Net interest income	270,494	11,126	4,458		42,812	16,458		345,348	140,709	46,594		532,651
Provision for loan and lease losses	16,915	—	—		(2,500)	—		14,415	8,954	—		23,369

Net interest income after provision	253,579	11,126	4,458		45,312	16,458		330,933	131,755	46,594		509,282

Non-interest income
Service charges on deposit accounts	26,609	1,389	—		385	—		28,383	11,185	—		39,568
Mortgage lending income	5,187	—	—		—	—		5,187	—	—		5,187
Trust income	5,592	151	—		—	—		5,743	—	—		5,743
Bank owned life insurance income	5,184	332	—		—	—		5,516	—	—		5,516
Accretion of FDIC loss share payable, net of amortization of FDIC clawback payable	(611)	—	—		—	—		(611)	—	—		(611)
Other income from purchased loans	14,803	—	—		—	—		14,803	—	—		14,803
Net gains (losses) on investment securities	144	348	—		301	—		793	1,341	—		2,134
Gains (losses) on sales of other assets	6,023	(1)	—		—	—		6,022	—	—		6,022
Gain on merger and acquisition transaction	4,667	—	—		—	—		4,667	2,278	—		6,945
Other	17,285	376	—		5,437	—		23,098	7,068	—		30,166

Total non-interest income	84,883	2,595	—		6,123	—		93,601	21,872	—		115,473

Non-interest expense:
Salaries and employee benefits	76,884	10,799	—		10,358	—		98,041	46,784	—		144,825
Net occupancy and equipment	24,102	2,054	(75)	(11)	2,134	—		28,215	11,345	—		39,560
Other operating expenses	65,029	5,040	959	(12)	7,069	976	(6)	79,073	90,305	5,986	(s)	175,364

Total non-interest expenses	166,015	17,893	884		19,561	976		205,329	148,434	5,986		359,749

Income before taxes	172,447	(4,172)	3,574		31,874	15,482		219,205	5,193	40,608		265,006
Provision for income taxes	53,859	(2,367)	1,362	(7)	14,199	5,899	(7)	72,952	(1,651)	15,472	(t)	86,773

Net income (loss)	118,588	(1,805)	2,212		17,675	9,583		146,253	6,844	25,136		178,233
Net income attributable to noncontrolling interest	18	—	—		—	—		18	—	—		18

Net income available to common stockholders	$118,606	$(1,805)	$2,212		$17,675	$9,583		$146,271	$6,844	$25,136		$178,251

Basic earnings per common share:
Earnings (loss) per share	$1.53	$(0.29)			$0.80			$1.69	$0.19			$1.75
Weighted average shares outstanding (thousands)	77,538	6,138			22,016			86,337	36,949			102,142
Diluted earnings per common share:
Earnings (loss) per share	$1.52	$(0.29)			$0.80			$1.68	$0.17			$1.74
Weighted average shares outstanding (thousands)	78,060	6,138			22,231			86,859	40,758			102,664

Notes to Unaudited Pro Forma Combined Consolidated Financial Information

As of and for the Nine Months Ended September 30, 2015

And for the Year Ended December 31, 2014

(A)	This represents the estimated impact of C&S’ acquisition of certain CertusBank branches, cash, loans and deposits on October 9, 2015.

(a)	This represents the estimated C&S merger consideration of $799.6 million, consisting of 100% common stock. It is assumed that 14,876,186 shares of Ozarks $0.01 par value common stock are issued based on the closing price of $50.59 per share which was the closing price of Ozarks common stock on December 9, 2015, the latest practicable trading day before filing of this proxy statement/prospectus. The following table is a sensitivity analysis of the potential merger consideration based on changes in the price of Ozarks common stock for purposes of determining the exchange ratio for this transaction.

Change in Average Closing Price	Average Closing Price	Exchange Ratio		No. shares to be Issued		Approximate Transaction Value
40%	$70.83(1)	0.3607	(1)	14,067,470	(1)	$996,399,000
30%	$65.77(1)	0.3607	(1)	14,067,470	(1)	$925,218,000
20%	$60.71(1)	0.3607	(1)	14,067,470	(1)	$854,036,000
10%	$55.65	0.3684		14,368,283		$799,595,000
0%	$50.59	0.4052		15,805,396		$799,595,000
-10%	$45.53	0.4503		17,561,937		$799,595,000
-20%	$40.47	0.5065		19,757,721		$799,595,000
-30%	$35.41	0.5789		22,581,050		$799,595,000
-40%	$30.35(1)	0.6012	(1)	23,448,533	(1)	$711,663,000

(1)	The C&S merger agreement stipulates a minimum price of $34.10 per share and a maximum price of $56.84 per share to be used for purposes of calculating the exchange ratio. Accordingly, to the extent the volume-weighted average price of Ozarks common stock exceeds $56.84 per share, the total transaction value will increase although the aggregate number of shares issued will remain fixed, based on that volume-weighted average price. Conversely, to the extent the volume-weighted average price of Ozarks common stock is less than $34.10 per share, the total transaction value will decrease although the aggregate number of shares issued will remain fixed, based on that volume-weighted average price.

(b)	This adjustment represents Ozarks’ estimate to adjust C&S’ held-to-maturity investment securities portfolio to estimated fair value.
(c)	This adjustment is to reclassify the non-purchased loans and leases to purchased loans and leases.
(d)	This adjustment represents Ozarks’ estimate of the necessary write-down of C&S’ loan portfolio and foreclosed assets to estimated fair value. The estimated purchase accounting adjustment for the acquired loan portfolio is comprised of approximately $65.3 million of non-accretable credit adjustments, approximately $92.9 million of accretable interest rate adjustments and $68.1 million of reversals of C&S discounts and net deferred fees. The estimated purchase accounting adjustment of approximately $2.5 million for the acquired foreclosed assets consists entirely of non-accretable adjustments. Subsequent to the completion of the C&S merger transaction, Ozarks will finalize its determination of the fair values of the acquired loans and the acquired foreclosed assets which could significantly change both the amount and the composition of these estimated purchase accounting adjustments.
(e)	This adjustment represents the elimination of C&S’ allowance for loan losses.
(f)	This adjustment represents the estimated fair value adjustment of C&S’ premises and equipment, including the write-down of certain leasehold improvements. Prior to the completion of the C&S merger transaction, Ozarks will obtain independent third party appraisals of all significant premises and equipment owned by C&S. Such appraisals could result in further adjustments to the carrying values of the acquired premises and equipment.

(g)	This adjustment represents the estimated purchase price allocation for C&S, assuming the transaction closed on September 30, 2015, and is calculated as follows (in thousands):

Total purchase price	$799,595
Less: equity at book value	(456,876)
Elimination of allowance for loan losses	(45,513)
Current and deferred taxes	(21,082)
Estimated transaction costs and contract buyouts	20,467
Elimination of previously recorded core deposit intangible	15,617
Elimination of previously recorded goodwill	44,647
Allocated to:
Investment securities – HTM	(3,397)
Loans and foreclosed assets	92,652
Premises and equipment	15,008
Core deposit intangible	(41,905)
Other assets	1,700
Time deposits	13,700
Other borrowings	2,623

Goodwill	$437,236

(h)	This adjustment represents Ozarks’ estimate of the core deposit intangible asset to be recorded, net of the reversal of previously recorded core deposit intangible. The actual amount of such core deposit intangible asset will be determined at the completion of the C&S merger transaction.
(i)	This adjustment includes current and deferred income tax assets and liabilities recorded to reflect the differences in the carrying values of the acquired assets and the assumed liabilities for financial reporting purposes and the cost basis for federal income tax purposes.
(j)	This adjustment represents the write-off of certain other assets to estimated fair value.
(k)	This adjustment represents the estimated write-up of assumed time deposits to reflect a current market rate of interest.
(l)	This adjustment represents the estimated write-up of assumed other borrowings to reflect a current market rate of interest.
(m)	This adjustment represents the accrual of certain costs and contract buyouts expected to be incurred in connection with the merger transaction. The details of such costs and contract buyouts are as follows (in thousands):

Financial advisor fee	$8,500
Estimated employment contract costs	6,850
Estimated contract termination costs	2,500
Estimated attorneys and accountants fees	1,300
Other transaction costs	1,317

Total costs	$20,467

(n)	This adjustment represents the elimination of the historical equity of C&S.
(o)

Upon completion of the C&S merger transaction, Ozarks will evaluate the acquired loan portfolio to finalize the necessary credit and interest rate fair value adjustments. This adjustment includes Ozarks’ estimate of the expected accretion that would have been recorded in 2014 and the first nine months of 2015 assuming the C&S merger transaction closed on January 1, 2014 and using a weighted average maturity of approximately 6.5 years. The estimated accretion adjustments are approximately $31.1 million in year 1, approximately $18.5 million in year 2, approximately $12.5 million in year 3, approximately $8.9 million in year 4, approximately $5.7 million in year 5 and approximately $16.2 million thereafter. Subsequent to the closing of the C&S merger transaction, the amount and timing of the estimated accretion of this purchase accounting adjustment could be revised significantly. This adjustment also includes the estimated pro forma impact of C&S’ acquisition of certain CertusBank loans on October 9, 2015 that would have been recorded in 2014 and the first nine months of 2015 assuming the CertusBank transaction closed on January 1, 2014. The increase in interest income is estimated to be $8.3 million and $6.2 million in 2014 and the first nine months of 2015, respectively.
(p)	This adjustment represents the estimated pro forma impact of C&S’ acquisition of certain CertusBank cash on October 9, 2015 that would have been recorded in 2014 and the first nine months of 2015 assuming the CertusBank transaction closed on January 1, 2014. The increase in interest income is estimated to be $0.9 million and $0.7 million in 2014 and the first nine months of 2015, respectively.
(q)	Upon completion of the C&S merger transaction, Ozarks will evaluate the assumed time deposits to finalize the necessary fair value adjustment to reflect current interest rates for comparable deposits. This fair value adjustment will then be accreted into earnings as a reduction of the cost of such time deposits. This adjustment includes Ozarks’ estimate of the expected accretion that would have been recorded in 2014 and the first nine months of 2015 assuming the C&S merger transaction closed on January 1, 2014 and using a weighted-average maturity of approximately 1.0 years. The estimated accretion adjustments are approximately $7.7 million in year 1, approximately $2.7 million in year 2, approximately $1.6 million in year 3, approximately $1.2 million in year 4, and approximately $0.5 million in year 5. Subsequent to the closing of the C&S merger transaction, the amount and timing of the estimated accretion of this purchase accounting adjustment could be revised significantly. This adjustment also includes the estimated pro forma impact of C&S’ assumption of certain CertusBank deposits on October 9, 2015 that would have been recorded in 2014 and the first nine months of 2015 assuming the CertusBank transaction closed on January 1, 2014. The increase in interest expense is estimated to be $2.6 million and $2.0 million in 2014 and the first nine months of 2015, respectively.
(r)	This adjustment represents the amount of accretion on other borrowings assumed from C&S that would have been recorded in 2014 and the first nine months of 2015 assuming the transaction closed on January 1, 2014.
(s)	This represents the expected amortization during 2014 and the first nine months of 2015 of the core deposit intangible expected to be acquired in the C&S merger transaction, assuming the transaction closed on January 1, 2014. The estimated useful lives of the acquired intangible asset is estimated to be seven years.
(t)	This represents income tax expense on the pro forma adjustments at Ozarks’ statutory federal and state income tax rate of 38.1%.

(1)	The historical results of operations for Intervest for the period of January 1, 2015 through February 10, 2015 (the date the Intervest merger transaction closed) are included in the unaudited pro forma combined consolidated income statement for the nine months ended September 30, 2015. The historical results of operations for Intervest for the period of January 1, 2014 through December 31, 2014 are included in the unaudited pro forma combined consolidated income statement for the year ended December 31, 2014.
(2)	The historical results of operations for Summit for the period of January 1, 2014 through May 16, 2014 (the date the Summit merger transaction closed) are included in the unaudited pro forma combined consolidated income statement for the year ended December 31, 2014.
(3)	This adjustment represents Ozarks’ estimate of the accretion on the acquired loan portfolio of Intervest that would have been recorded during 2014 and the first nine months of 2015 assuming the Intervest merger transaction closed on January 1, 2014.
(4)	This adjustment represents Ozarks’ estimate of the accretion on the assumed time deposits from Intervest that would have been recorded during 2014 and the first nine months of 2015 assuming the Intervest merger transaction closed on January 1, 2014.
(5)	This adjustment represents the estimated amount of amortization on subordinated debentures assumed from Intervest that would have been recorded in 2014 and the first nine months of 2015 assuming the Intervest merger transaction closed on January 1, 2014.

(6)	This represents the amortization of the core deposit intangible during 2014 and the first nine months of 2015 assuming the Intervest merger transaction closed on January 1, 2014. The estimated useful life of the acquired intangible assets is six years.
(7)	This represents income tax expense on the pro forma adjustments at Ozarks’ statutory federal and state income tax rate of 38.1%.
(8)	This adjustment represents Ozarks’ estimate of the accretion on the acquired loan portfolio of Summit that would have been recorded during 2014 assuming the Summit merger transaction closed on January 1, 2014.
(9)	This adjustment represents Ozarks’ estimate of the accretion on the assumed time deposits from Summit that would have been recorded during 2014 assuming the Summit merger transaction closed on January 1, 2014.
(10)	This adjustment represents the estimated amount of accretion on Federal Home Loan Bank of Dallas advances assumed from Summit that would have been recorded in 2014 assuming the Summit merger transaction closed on January 1, 2014.
(11)	This adjustment represents the estimated decrease in depreciation and amortization expense that would have been recorded during 2014 assuming the Summit merger transaction closed on January 1, 2014.
(12)	This represents the additional amount of amortization of the core deposit intangible that would have been recorded during 2014 assuming the Summit merger transaction closed January 1, 2014.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA AND

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The following table sets forth for both Ozarks common stock and C&S common stock certain historical, pro forma and pro forma equivalent per share financial information. The historical per share data were derived from the financial statements of Ozarks that have been filed with the SEC, certain of which are incorporated by reference herein. See “Incorporation of Certain Documents by Reference” on page 151.

The pro forma and pro forma equivalent per share information gives effect to the merger as if the transaction had been effective on the date presented, in the case of book value data, and as if the transaction had been effective on January 1, 2014, in the case of the income and dividend data. The pro forma information in the table assumes that the merger is accounted for under the acquisition method of accounting.

This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the section entitled “Unaudited Pro Forma Combined Consolidated Financial Information” beginning on page 22.

	Ozarks Historical	Ozarks, Summit and Intervest Pro Forma Combined(1)	C&S Historical	Pro Forma Combined(2)	C&S Equivalent Pro Forma(3)
Net Income Per Common Share:
Nine Months Ended September 30, 2015
Basic	$1.52	$1.50	$0.51	$1.56	$0.63
Diluted	$1.51	$1.49	$0.46	$1.55	$0.63
Year Ended December 31, 2014
Basic	$1.53	$1.69	$0.19	$1.75	$0.71
Diluted	$1.52	$1.68	$0.17	$1.74	$0.70
Cash Dividends Declared Per Common Share:
Nine Months Ended September 30, 2015	$0.405	$0.345	—	$0.345	$0.14
Year Ended December 31, 2014	$0.470	$0.360	—	$0.360	$0.15
Period-End Book Value Per Common Share:
September 30, 2015	$14.89	$14.89	$12.37	$20.31	$8.23

(1)	The unaudited pro forma information for Ozarks, Summit and Intervest gives effect to the acquisitions of Summit and Intervest as if those acquisitions had been effective on January 1, 2014 in the case of net income per common share and dividends declared per common share. Because the Summit acquisition closed on May 16, 2014 and the Intervest acquisition closed on February 10, 2015, the impact of these acquisitions is included in book value per common share amounts at September 30, 2015.
(2)	Pro forma combined amounts are calculated by adding together Ozarks, Summit and Intervest pro forma combined amounts, together with the historical amounts as reported by C&S, adjusted to give effect, on a pro forma basis, of C&S’ acquisition of certain branches, cash, loans and deposits from CertusBank, and adjusted for the estimated purchase accounting adjustments to be recorded in connection with the C&S merger and an estimated 15,805,396 shares of Ozarks’ common stock to be issued in connection with the merger with C&S based on the terms of the merger agreement.
(3)	The equivalent pro forma per share data for C&S is computed by multiplying Ozarks, Summit and Intervest pro forma combined amounts by 0.4052.

The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share, and the dividend paid per share, of Ozarks common stock, which trades on the NASDAQ Global Select Market under the symbol “OZRK.” The prices for Ozarks common stock and dividends have been restated to give retroactive effect to all stock dividends and stock splits during the periods presented.

	Ozarks Common Stock
	High	Low	Dividends
2013
First Quarter	$22.36	$16.30	$0.075
Second Quarter	$22.85	$19.72	$0.085
Third Quarter	$24.47	$21.62	$0.095
Fourth Quarter	$29.04	$22.70	$0.105
2014
First Quarter	$35.24	$27.76	$0.110
Second Quarter	$34.84	$27.51	$0.115
Third Quarter	$35.00	$30.52	$0.120
Fourth Quarter	$37.00	$29.14	$0.125
2015
First Quarter	$38.22	$32.35	$0.130
Second Quarter	$48.68	$39.36	$0.135
Third Quarter	$46.90	$37.96	$0.140
Fourth Quarter (through December 9, 2015)	$54.96	$41.71	$0.145

C&S common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of C&S common stock. As of September 30, 2015, there were 88,264,627 shares of Ozarks common stock issued and outstanding, which were held by approximately 1,161 shareholders of record and there were 36,949,266 shares of C&S common stock issued and outstanding, which were held by approximately 54 stockholders of record.

The following table sets forth the closing sale prices per share of Ozarks common stock on October 16, 2015, the last trading day before the public announcement of the signing of the merger agreement, and on December 9, 2015, the latest practicable date before the date of this joint proxy statement/prospectus.

Date	Ozarks Common Stock	C&S Common Stock(1)	C&S Equivalent Per Share Value(2)
October 16, 2015	$45.87	$12.37	$17.49
December 9, 2015	$50.59	$12.37	$20.50

(1)	Represents the unaudited book value per share of C&S common stock as of September 30, 2015.
(2)	Represents a hypothetical per share merger consideration value to a C&S stockholder as of October 16, 2015 and December 9, 2015, determined by multiplying the closing share price of Ozarks common stock on such dates by 0.4052. The exchange ratio will be based upon the volume weighted average price of Ozarks common stock for the 15 trading days ending on the second business day prior to closing, subject to a minimum and maximum price of $34.10 and $56.84, respectively.

We urge you to obtain current market quotations for Ozarks common stock. Because trading prices fluctuate, C&S stockholders are not assured of receiving any specific market value of Ozarks common stock. The price of Ozarks common stock when the merger becomes effective may be higher or lower than its price when the merger agreement was signed, when this joint proxy statement/prospectus was mailed or when the C&S stockholders and Ozarks shareholders meet to vote on the merger.

RISK FACTORS

An investment in Ozarks common stock in connection with the merger involves risks. In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the risk factors included in Ozarks’ Annual Report on Form 10-K for the year ended December 31, 2014, you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. Please refer to the section of this joint proxy statement/prospectus titled “Cautionary Note Regarding Forward-Looking Statements.” You should also consider the other information in this document and the other documents incorporated by reference into this document. Please see the sections entitled “Where You Can Find More Information” in the forepart of this document and “Incorporation Of Certain Documents By Reference” beginning on page 151.

The Amount of Merger Consideration May Decrease Following the C&S Stockholder Meeting.

Pursuant to the terms of the merger agreement, the aggregate purchase price is subject to a downward adjustment, on a dollar-for-dollar basis, in the event C&S’ closing consolidated net book value is less than $437 million.

C&S’ closing consolidated net book value will be calculated as C&S’ unaudited consolidated net stockholders’ equity determined in accordance with GAAP as of the determination date, but without giving effect to the following items: (i) the after-tax impact of any negative provision for loan and lease losses related to non-purchased credit-impaired loans for the period between June 30, 2015 and the determination date, which provision would otherwise have the effect of decreasing the allowance for loan and lease losses; provided, however, any negative provision resulting from the resolution of a loan for which a specific allowance for loan and lease losses has been calculated as of June 30, 2015 where the resolution creates a reduction of such specific calculated allowance in excess of the loss actually incurred on the loan, shall be reflected in the closing consolidated net book value; (ii) the after-tax impact of any negative provision for loan and lease losses related to a pool of purchased credit-impaired loans net of any related adjustment to the FDIC receivable for such loan pool for the period between June 30, 2015 and the determination date, which negative provision would otherwise have the effect of decreasing the allowance for loan and lease losses for such loan pool and decreasing the FDIC receivable for such loan pool; (iii) the after-tax impact of any of the actions or changes taken only to comply with certain coordination procedures required by the merger agreement, which would otherwise not have been taken or required to be taken; (iv) up to $7.5 million (before any tax impact) of accruals for any change-of-control payments pursuant to the employment, retention and change-of-control agreements currently in effect; (v) any increase in C&S’ consolidated net stockholders equity resulting from the issuance of C&S common stock after June 30, 2015; (vi) up to $4.0 million (before any tax impact) of losses relating to the termination of all FDIC loss share agreements; (vii) up to $4.0 million (before any tax impact) of transaction expenses incurred in connection with C&S’ purchase and assumption of certain assets and liabilities of CertusBank, N.A., which transaction closed on October 9, 2015; and (viii) up to $12.0 million (before any tax impact) of decreases in the fair market value of C&S’ aggregate “available for sale” investment securities after June 30, 2015. In addition, for purposes of calculating the closing consolidated net book value, C&S must include reductions for the after tax amount of any: (a) fees and commissions payable to any broker, finder, financial advisor or investment banking firm; (b) any legal and accounting fees incurred in connection with the merger and any related SEC and regulatory filings, including any printing expenses and SEC filing fees; (c) costs expected to be incurred by Ozarks after the merger related to any environmental clean-up matters, as provided in the merger agreement; (d) the aggregate amount of the “mark-to-market” unrealized gain or loss with respect to C&S securities classified as “held to maturity” based on the closing securities valuation; and (e) the costs, expenses or other payments in excess of the monetary limits listed in items (iv), (vi), (vii) and (viii) above.

As of the date of this joint proxy statement/prospectus, C&S’ consolidated net book value, calculated in accordance with the above formula, continues to exceed $437 million, and if the closing of the merger were to occur on the date of this joint proxy statement/prospectus, no adjustment to the purchase price would be made based on this calculation. The calculation date for the closing consolidated net book value will occur subsequent to the date of the C&S special stockholders meeting, and if the closing consolidated net book value is less than $437 million on the determination date, the aggregate merger consideration to be received by the C&S stockholders will be adjusted downward. C&S expects that in the ordinary course of business, which C&S’ management believes will be the case, C&S’ closing consolidated net book value at the determination date will be at least $437 million. For additional information on the possibility of a downward adjustment in the purchase price, see “The Merger Agreement – Merger Consideration, Purchase Price and Purchase Price Adjustments” beginning on page 70.

Because the Market Price of Ozarks Common Stock Will Fluctuate and as a Result of Other Factors, C&S Stockholders Cannot Be Sure of the Number of Shares or Exact Value of Shares of Ozarks Common Stock They Will Receive.

Upon completion of the merger, each outstanding share of C&S common stock will be converted into the merger consideration payable in shares of Ozarks common stock as provided in the merger agreement. The number of shares that such C&S stockholder will receive for each share of C&S common stock will depend on the volume weighted average price of Ozarks common stock for the 15 consecutive trading days ending on the second business day preceding the closing of the merger, which we refer to as “Ozarks average stock price.” The value of such shares of Ozarks common stock received for each share of C&S common stock will depend on the price per share of Ozarks common stock at the time the shares are actually received by a C&S stockholder. The closing price of Ozarks common stock on the date that the stockholder actually receives the shares of such stock after the merger is completed and the Ozarks average stock price may vary from each other, as well as from the closing price of Ozarks common stock on the date that Ozarks and C&S announced the merger, on the date that this joint proxy statement/prospectus is being mailed, and on the date of the special meetings.

Fluctuation in the market price of Ozarks common stock after the special meetings could change the value of the shares of Ozarks common stock that C&S stockholders will receive, depending on whether the Ozarks average stock price to be used in determining the exchange ratio is higher than $56.84 per share or lower than $34.10 per share. If such price is higher than $56.84, C&S stockholders will receive more shares of Ozarks common stock than they otherwise would if there were no cap on the weighted average stock price used in determining the exchange ratio. Conversely, if the Ozarks average stock price is lower than $34.10 per share, C&S stockholders will receive fewer shares of Ozarks common stock than they otherwise would if there were no floor on the weighted average price used in determining the exchange ratio.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Ozarks’ business, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond Ozarks’ control. Accordingly, at the time of the special meeting of C&S stockholders, because of the above timing differences C&S stockholders will not be able to calculate the number of shares of Ozarks common stock they may receive upon completion of the merger or the exact value of Ozarks common stock they may receive upon completion of the merger.

The Merger is Subject to the Receipt of Consents and Approvals from Government Entities that May Impose Conditions that Could Have an Adverse Effect on Ozarks.

Before the merger may be completed, various approvals or consents must be obtained from various federal and state governmental entities. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Ozarks and C&S do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Ozarks following the merger, any of which might have a material adverse effect on Ozarks following the merger. Ozarks is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger impose certain burdensome conditions on C&S or Ozarks, as described more fully in “The Merger Agreement – Regulatory Approvals Required for the Merger” beginning on page 90.

Certain Officers and Directors of C&S Have Interests in the Merger Different From the Interests of Non-director or Non-management Stockholders.

Some of the officers and directors of C&S have interests in the merger that are in addition to their interests as stockholders of C&S generally. These interests include indemnification provisions contained in the merger agreement and Ozarks’ purchase of an officers’ and directors’ liability insurance policy for a limited time (at current levels) following the merger. Although the members of the respective boards of directors of each of Ozarks and C&S knew about these additional interests and considered them when they considered and approved the merger agreement and the merger, you should be aware of them. See “The Merger Agreement – Interests of Executive Officers and Directors in the Merger” on page 73.

The Fairness Opinions Delivered By the Respective Financial Advisors to Ozarks and C&S Will Not Reflect Changes in Circumstances Between the Date of the Merger Agreement and the Completion of the Merger.

The Ozarks board of directors has obtained a fairness opinion dated October 19, 2015 for the C&S merger transaction from FIG. The fairness opinion obtained by the C&S board of directors from Sandler, C&S’ financial advisor, is dated October 16, 2015. Such opinions have not been updated as of the date of this joint proxy statement/prospectus and will not be updated at, or prior to, the time of the completion of the merger. Changes in the operations and prospects of Ozarks and C&S, general market and economic conditions and other factors that may be beyond the control of Ozarks and C&S may alter the value of Ozarks or C&S or the prices of shares of Ozarks common stock or C&S common stock by the time the merger is completed. The opinions do not speak as of the time the merger is completed or as of any date other than the date of the opinions. Further, the FIG and Sandler opinions regarding the C&S merger do not take into consideration Ozarks pending merger with C1 Financial, Inc., which was announced on November 9, 2015. Management of Ozarks is not aware of any material changes in Ozarks’ operations or performance since the delivery of the FIG opinion or that are anticipated to occur before the special meeting takes place or before the merger is completed. Management of C&S is not aware of any material changes in C&S’ operations or performance, or in any of the projections or assumptions upon which Sandler based its opinion, since the delivery of the Sandler opinion or that are anticipated to occur before the special meeting takes place or by the time the merger is completed. A copy of the Sandler and FIG opinions are included as Appendix B and Appendix C, respectively, to this joint proxy statement/prospectus. For a description of the opinion that C&S received from its financial advisor, please refer to “The Merger – Opinion of C&S’ Financial Advisor” beginning on page 50. For a description of the opinion that Ozarks received from its financial advisor, please refer to “The Merger – Opinion of Ozarks’ Financial Advisor” beginning on page 61.

The Merger Will Not be Completed Unless Important Conditions are Satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law or stock exchange rules, the merger will not occur or will be delayed and each of Ozarks and C&S may lose some or all of the intended benefits of the merger. The following conditions, in addition to other closing conditions, must be satisfied or, if permissible, waived before Ozarks and C&S are obligated to complete the merger:

•	the approval of the merger agreement and merger by the requisite vote of Ozarks shareholders and C&S stockholders;

•	the receipt of all material regulatory approvals required for consummation of the merger;

•	the absence of any order by a court or regulatory authority that enjoins or prohibits the merger;

•	the registration statement of which this joint proxy statement/prospectus is a part shall be effective under the Securities Act, and no stop order shall have been issued or proceedings for that purpose shall have been initiated or threatened by the SEC; and

•	Ozarks and C&S shall have received the opinions of Kutak Rock LLP and Alston & Bird LLP, respectively, that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement Could Negatively Impact C&S.

If the merger agreement is terminated before closing there may be various consequences. For example, C&S’ business may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Also, C&S will have incurred substantial expenses in connection with the proposed merger without realizing the benefits of the merger. If the merger agreement is terminated and the C&S board of directors seeks another merger or business combination, C&S stockholders cannot be certain that C&S will be able to find a party willing to pay the equivalent or greater consideration than that which Ozarks has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, C&S may be required to pay Ozarks a termination fee or liquidated damages. See “The Merger Agreement – Effect of Termination” beginning on page 82.

Ozarks and C&S Will Incur Significant, Non-Recurring Merger-Related Transaction and Integration Costs in Connection With the Merger, Which Could Adversely Affect Either Company’s Financial Condition And Results Of Operations.

Ozarks and C&S each have incurred and expect to continue to incur substantial costs in connection with the negotiation and completion of the merger and combining the businesses and operations of the two companies, and additional unanticipated transaction- and merger-related costs may be incurred prior to or following the consummation of the merger. Whether or not the merger is consummated, Ozarks and C&S expect to continue to incur substantial expenses associated with planning for and completing the merger and combining the operations of the two companies, including such non-recurring expenses as legal, accounting and financial advisory fees, printing fees, data processing and other fees related to formulating integration and conversion plans. Although Ozarks and C&S expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction- and merger-related costs over time, this net benefit may not be achieved in the near term, or at all. The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of Ozarks following completion of the merger.

The Merger Agreement Contains Provisions That May Discourage Other Companies from Trying to Acquire C&S for Greater Merger Consideration.

The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to C&S that might result in greater value to C&S’ stockholders than the merger. These provisions include a general prohibition on C&S from soliciting or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. C&S may be required to pay Ozarks a termination fee of $23.9 million in the event the merger agreement is terminated under circumstances involving an acquisition proposal for a competing transaction. For further information, please see the sections entitled “The Merger Agreement – Agreement to Not Solicit Other Offers” and “The Merger Agreement – Effect of Termination” beginning on pages 79 and 82, respectively.

Ozarks and C&S Will be Subject to Business Uncertainties and C&S Will be Subject to Contractual Restrictions While the Merger is Pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on C&S and Ozarks. These uncertainties may impair the ability of Ozarks or C&S to attract, retain and motivate strategic personnel until the merger is consummated, and could cause customers and others that deal with C&S or Ozarks to seek to change existing business relationships. Experienced employees in the financial services industry are in high demand, and competition for their talents can be intense. Employees of C&S may experience uncertainty about their future role with the surviving corporation until, or even after, strategies with regard to the combined company are announced or executed. If any key employees of C&S or Ozarks depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the surviving corporation, C&S’ business prior to the merger closing and Ozarks business after the merger closes, could be harmed. In addition, subject to certain exceptions, C&S has agreed to operate its business in the ordinary course, and to comply with certain other operational restrictions, prior to closing the merger. See “The Merger Agreement – Conduct of Business Pending the Merger” beginning on page 76 for a description of the restrictive covenants applicable to C&S.

C&S Stockholders Will Have Less Influence as Shareholders of Ozarks Than As Stockholders of C&S.

C&S stockholders currently have the right to vote in the election of the C&S board of directors and on other matters affecting C&S. When the merger occurs, each stockholder that receives shares of Ozarks common stock will become a shareholder of Ozarks with a percentage ownership of the combined organization much smaller than such stockholder’s percentage ownership of C&S. Assuming (1) the Ozarks average stock price is $50.59 (which was the closing price of Ozarks common stock on December 9, 2015, the last practicable trading day before the date of this joint proxy statement/prospectus), and (2) there are no adjustments in the aggregate purchase price, then we anticipate that an aggregate of approximately 15.8 million shares of Ozarks common stock would be issued to C&S stockholders and holders of equity awards upon completion of the merger, which would represent approximately 17% of the outstanding shares of Ozarks common stock as of the date of this joint proxy statement/prospectus. Because of this, C&S stockholders will have less influence on the management and policies of Ozarks than they may now have on the management and policies of C&S.

Shares of Ozarks Common Stock to be Received by C&S Stockholders in the Merger Will Have Rights Different From Shares of C&S Common Stock.

Upon completion of the merger, the rights of former C&S stockholders will be governed by the articles of incorporation and bylaws of Ozarks. Ozarks is organized under Arkansas law and C&S is organized under Delaware law. Accordingly, certain rights associated with C&S common stock may differ from the rights associated with Ozarks common stock. Please see the section entitled “Comparison Of Stockholders’ Rights” beginning on page 96 for a discussion of the different rights associated with Ozarks common stock.

The Merger with C&S May Distract Ozarks’ Management From Its Other Responsibilities.

The acquisition of C&S could cause Ozarks’ management to focus its time and energies on matters related to the acquisition that otherwise would be directed to the business and operations of Ozarks. Any such distraction on the part of management, if significant, could affect its ability to service existing business and develop new business and adversely affect the business and earnings of Ozarks.

Ozarks May Fail to Realize the Anticipated Benefits of the Merger.

The success of the merger will depend on, among other things, Ozarks’ ability to combine the businesses of Ozarks and C&S. If Ozarks is not able to successfully achieve this objective, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

Ozarks and C&S have operated and, until the consummation of the merger, will continue to operate independently. It is possible that the integration process or other factors could result in the loss or departure of key employees, the disruption of the ongoing business of Ozarks or inconsistencies in standards, controls, procedures and policies. It is also possible that clients, customers, depositors and counterparties of Ozarks could choose to discontinue their relationships with the combined company post-merger because they prefer doing business with an independent company or for any other reason, which would adversely affect the future performance of the combined company. These transition matters could have an adverse effect on each of Ozarks and C&S during the pre-merger period and for an undetermined time after the consummation of the merger.

The Unaudited Pro Forma Combined Consolidated Financial Statements Included In this Document Are Preliminary and the Actual Financial Condition and Results of Operations After the Merger May Differ Significantly.

The unaudited pro forma combined consolidated financial statements in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what Ozarks actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined consolidated financial statements reflect adjustments to illustrate the effect of the merger had it been completed on the dates indicated, which are based upon preliminary estimates, to record the C&S identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of C&S as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see “Unaudited Pro Forma Combined Consolidated Financial Information” beginning on page 22.

The Merger May Fail To Qualify as a Reorganization for Federal Tax Purposes, Resulting in Your Recognition of Taxable Gain or Loss in Respect of Your C&S Shares.

Ozarks and C&S intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Although the Internal Revenue Service, or IRS, will not provide a ruling on the matter, Ozarks and C&S will, as a condition to closing, obtain an opinion from Ozarks’ and C&S’ respective legal counsel that the merger will constitute a reorganization under Code Section 368(a) for federal income tax purposes. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as such reorganization, C&S stockholders generally would recognize gain or loss on each share of C&S common stock surrendered in an amount equal to the difference between such stockholders’ adjusted tax basis in that share and the fair market value of the merger consideration received in exchange for that share upon completion of the merger.

Failure to Comply with the Terms of Any Loss Sharing Arrangements with the FDIC May Result in Significant Losses.

C&S Bank is a party to certain purchase and assumption and related loss-share agreements with the FDIC. If these agreements have not been terminated prior to closing the merger, Ozarks Bank will assume all of C&S Bank’s rights and obligations under the loss share agreements. Any failure to comply with the terms of any loss share agreements Ozarks Bank has with the FDIC subsequent to the merger, or to properly service the loans and foreclosed assets covered by loss share agreements, may cause individual loans, large pools of loans or other covered assets to lose eligibility for reimbursement to Ozarks Bank from the FDIC. This could result in material losses that are currently not anticipated and could adversely affect Ozarks financial condition, results of operations or liquidity.

C&S and/or Ozarks May Be Subject To Claims And Litigation Pertaining To The Merger That Could Prevent Or Delay The Completion Of The Merger.

Any lawsuits filed in connection with the proposed merger could prevent or delay completion of the merger and result in substantial costs to C&S and Ozarks, including any costs associated with indemnification. The defense or settlement of any lawsuit or claim that may be filed seeking remedies against C&S, its board of directors or Ozarks or its board of directors in connection with the merger transaction that remains unresolved at the effective time of the merger may adversely affect Ozarks’ business, financial condition, results of operations and cash flows.

COMMUNITY & SOUTHERN HOLDINGS, INC.

SPECIAL MEETING OF STOCKHOLDERS

C&S is mailing this joint proxy statement/prospectus to you, as a C&S stockholder, on or about December 17, 2015. With this document, C&S is sending you a notice of the C&S special meeting of stockholders and a form of proxy that is solicited by the C&S board of directors. The special meeting will be held on January 22, 2016 at 10:00 a.m., local time, at 3333 Riverwood Parkway, Suite 350, Atlanta, Georgia 30339.

Matters to be Considered

At the C&S special meeting, C&S stockholders will be asked to:

•	approve a proposal to adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, referred to as the C&S merger proposal; and

•	approve a proposal to authorize the C&S board of directors to adjourn or postpone the C&S special meeting to a later date, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the C&S merger proposal, referred to as the C&S adjournment proposal.

Proxy Card, Revocation of Proxy

You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the C&S special meeting, regardless of whether you plan to attend. If you are a record holder you can revoke your proxy at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the Corporate Secretary of C&S at 3333 Riverwood Parkway, Suite 350, Atlanta, Georgia 30339;

•	submitting a properly executed proxy bearing a later date before the C&S special meeting of stockholders; or

•	voting in person at the special meeting of stockholders. However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held by your broker in “street name,” you should follow the instructions you receive from your broker in order to direct your broker how to vote and you should also follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies that are not revoked will be voted in accordance with your instructions on the proxy card. If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the C&S merger proposal and “FOR” approval of the C&S adjournment proposal. The C&S board of directors is presently unaware of any other matter that may be presented for action at the special meeting of stockholders. If any other matter does properly come before the special meeting, the C&S board of directors intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by C&S. C&S will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, directors, officers and regular employees of C&S may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on December 10, 2015 has been fixed as the record date for determining the C&S stockholders entitled to receive notice of and to vote at the C&S special meeting of stockholders. At that time, 36,949,266 shares of C&S common stock were outstanding.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding common stock of C&S is necessary to constitute a quorum at the special meeting of stockholders. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present.

Approval of the C&S merger proposal requires the affirmative vote of the holders of a majority of the shares of C&S common stock outstanding and entitled to vote at the special meeting. Because the required vote is based upon the outstanding shares of C&S common stock, a failure to vote or a vote to “ABSTAIN” will have the same effect as a vote against the merger.

Approval of the C&S adjournment proposal requires the affirmative vote of a majority of the votes cast by holders of C&S common stock represented in person or by proxy at the special meeting and entitled to vote on the C&S adjournment proposal. Broker non-votes will have no effect on the C&S adjournment proposal.

Each C&S director, executive officer and certain principal stockholders of C&S (which collectively constitute approximately 42% of the outstanding C&S shares) have entered into voting agreements with Ozarks agreeing to, among other things, vote their shares of C&S common stock in favor of the merger agreement and the transactions contemplated thereby and restricting the transfer of the individual’s shares of C&S common stock during the period between signing of the merger agreement and the completion of the merger. As of the C&S record date, C&S directors, executive officers and their affiliates held approximately 33.1% of the outstanding shares of C&S common stock entitled to vote at the C&S special meeting.

C&S Merger Proposal

As discussed throughout this joint proxy statement/prospectus, C&S is asking its stockholders to approve the C&S merger proposal. Holders of C&S common stock should read carefully this document in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, holders of C&S common stock are directed to the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus and incorporated herein by reference.

The C&S board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair and in the best interests of C&S and its stockholders, and has approved the merger agreement and the transactions contemplated by the merger agreement.

The C&S board of directors recommends a vote “FOR” the C&S merger proposal.

C&S Adjournment Proposal

The C&S special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies if there are insufficient votes at the time of the C&S special meeting to approve the C&S merger proposal.

If, at the C&S special meeting, the number of shares of C&S common stock present or represented and voting in favor of the C&S merger proposal is insufficient to approve the C&S merger proposal, C&S intends to move to adjourn the C&S special meeting in order to enable the C&S board of directors to solicit additional proxies for approval of the C&S merger proposal. In that event, C&S will ask the C&S stockholders to vote only upon the C&S adjournment proposal and not the C&S merger proposal.

In the C&S adjournment proposal, C&S is asking the C&S stockholders to authorize the holder of any proxy solicited by the C&S board of directors to vote in favor of granting discretionary authority to the C&S board of directors to adjourn the C&S special meeting to another time and place for the purpose of soliciting additional proxies. If the C&S stockholders approve the C&S adjournment proposal, C&S could adjourn the C&S special meeting and any adjourned session of the C&S special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from C&S stockholders who have previously voted.

The C&S board of directors recommends a vote “FOR” the C&S adjournment proposal.

Other Matters to Come Before the C&S Special Meeting

No other matters are intended to be brought before the C&S special meeting by C&S, and C&S does not know of any matters to be brought before the C&S special meeting by others. If, however, any other matters properly come before the C&S special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with their best judgment on any such matter.

BANK OF THE OZARKS, INC.

SPECIAL MEETING OF SHAREHOLDERS

Ozarks is mailing this joint proxy statement/prospectus to you, as an Ozarks shareholder, on or about December 17, 2015. With this document, Ozarks is sending you a notice of the Ozarks special meeting of shareholders and a form of proxy that is solicited by the Ozarks board of directors. The special meeting will be held on January 22, 2016 at 9:00 a.m., local time, at Ozarks’ office, 17901 Chenal Parkway, Little Rock, Arkansas 72223.

Matters to be Considered

At the Ozarks special meeting, Ozarks shareholders will be asked to:

•	approve a proposal to adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, referred to as the Ozarks merger proposal; and

•	approve a proposal to authorize the Ozarks board of directors to adjourn or postpone the Ozarks special meeting to a later date, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Ozarks merger proposal, referred to as the Ozarks adjournment proposal.

Proxy Card, Revocation of Proxy

You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting of shareholders, regardless of whether you plan to attend. If you are the record holder of your Ozarks shares, you may revoke your proxy in any one of three ways:

•	you may submit another properly completed proxy card bearing a later date which is received prior to the special meeting;

•	you may send a written notice which is received prior to the special meeting that you are revoking your proxy to: Bank of the Ozarks, Inc., P.O. Box 8811, Little Rock, AR 72231-8811, Attention: Secretary; or

•	you may attend the special meeting and notify the election officials that you wish to revoke your proxy and vote in person. However, your attendance at the special meeting will not, by itself, revoke your proxy.

If your shares are held by your broker in “street name,” you should follow the instructions you receive from your broker in order to direct your broker how to vote and you should also follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies that are not revoked will be voted in accordance with your instructions on the proxy card. If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the Ozarks merger proposal and “FOR” approval of the Ozarks adjournment proposal. The board of directors is presently unaware of any other matter that may be presented for action at the special meeting of shareholders. If any other matter does properly come before the special meeting, the Ozarks board of directors intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by Ozarks. Ozarks will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, directors, officers and regular employees of Ozarks may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on December 10, 2015 has been fixed as the record date for determining the Ozarks shareholders entitled to receive notice of and to vote at the special meeting of shareholders. At that time, 90,607,188 shares of Ozarks common stock were outstanding.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding common stock of Ozarks is necessary to constitute a quorum at the special meeting of shareholders. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present.

Approval of the Ozarks merger proposal requires the affirmative vote of the holders of a majority of the shares of Ozarks common stock outstanding and entitled to vote at the special meeting. Because the required vote is based upon the outstanding shares of Ozarks common stock, a failure to vote or a vote to “ABSTAIN” will have the same effect as a vote against the merger.

Approval of the Ozarks adjournment proposal requires the affirmative vote of a majority of the votes cast by holders of Ozarks common stock represented in person or by proxy at the special meeting and entitled to vote on the Ozarks adjournment proposal. Broker non-votes will have no effect on the Ozarks adjournment proposal.

George Gleason, Ozarks Chairman and Chief Executive Officer, has entered into a voting agreement with C&S pursuant to which Mr. Gleason has agreed to vote the shares in which he has sole voting power in favor of the merger agreement. These shares represent approximately 3.3% of Ozarks’ common stock entitled to vote at the Ozarks special meeting. As of the Ozarks record date, Ozarks directors, executive officers and their affiliates held approximately 8% of the outstanding shares of Ozarks common stock entitled to vote at the Ozarks special meeting.

Ozarks Merger Proposal

As discussed throughout this document, Ozarks is asking its shareholders to approve the Ozarks merger proposal. Holders of Ozarks common stock should read carefully this document in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, holders of Ozarks common stock are directed to the merger agreement, a copy of which is attached as Appendix A to this document and incorporated in this document by reference.

The Ozarks board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair and in the best interests of Ozarks and its shareholders, and has approved the merger agreement and the transactions contemplated by the merger agreement.

The Ozarks board of directors recommends a vote “FOR” the Ozarks merger proposal.

Ozarks Adjournment Proposal

The Ozarks special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies if there are insufficient votes at the time of the Ozarks special meeting to approve the Ozarks merger proposal.

If, at the Ozarks special meeting, the number of shares of Ozarks common stock present or represented and voting in favor of the Ozarks merger proposal is insufficient to approve the Ozarks merger proposal, Ozarks intends to move to adjourn the Ozarks special meeting in order to enable the Ozarks board of directors to solicit additional proxies for approval of the Ozarks merger proposal. In that event, Ozarks will ask the Ozarks shareholders to vote only upon the Ozarks adjournment proposal and not the Ozarks merger proposal.

In the Ozarks adjournment proposal, Ozarks is asking the Ozarks shareholders to authorize the holder of any proxy solicited by the Ozarks board of directors to vote in favor of granting discretionary authority to the board of directors to adjourn the Ozarks special meeting to another time and place for the purpose of soliciting additional proxies. If the Ozarks shareholders approve the Ozarks adjournment proposal, Ozarks could adjourn the Ozarks special meeting and any adjourned session of the Ozarks special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Ozarks shareholders who have previously voted.

The Ozarks board of directors recommends a vote “FOR” the Ozarks adjournment proposal.

Other Matters to Come Before the Ozarks Special Meeting

No other matters are intended to be brought before the Ozarks special meeting by Ozarks, and Ozarks does not know of any matters to be brought before the Ozarks special meeting by others. If, however, any other matters properly come before the Ozarks special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with their best judgment on any such matter.

THE MERGER

Background of the Merger

As a part of its ongoing consideration and evaluation of its near-term and long-term prospects and strategies, the C&S board of directors and executive management team regularly reviews and assesses C&S’ business plan and long-term strategic objectives, which, for the past five years, have been focused on (i) mergers and acquisitions and (ii) organic loan and deposit growth. The C&S board of directors and executive management team also discuss the challenges associated with successfully executing C&S’ strategy, and consider various strategic options potentially available to them, all with the goal of enhancing stockholder value. These strategic discussions have focused on, among other things, the business environment facing financial institutions in general, and C&S in particular, as well as current market conditions and ongoing consolidation in the financial services industry. In addition, as part of its ongoing consideration of strategic options, C&S’ executive management team routinely meets with executives from other financial institutions, including acquisition targets and potential merger partners.

In March 2015, C&S was approached by a publicly traded bank holding company (“Company A”) that was interested in exploring possible business opportunities with C&S.

On March 31, 2015, Mr. Patrick M. Frawley, C&S’ Chief Executive Officer, and Mr. Stephen R. Stone, C&S’ Chief Strategy Officer and General Counsel, met with the Chief Executive Officer and Chief Financial Officer of Company A in Atlanta, Georgia. At that meeting, Company A’s Chief Executive Officer expressed his company’s interest in exploring a potential merger with C&S. Mr. Frawley responded that C&S was not for sale, but that if Company A was interested in exploring a potential merger, and if Company A could provide a compelling financial proposal superior to C&S’ stand-alone expectations, then C&S might be interested in discussing a possible combination.

On April 14, 2015, C&S and Company A entered into a mutual non-disclosure agreement and on May 6, 2015, C&S provided a limited amount of confidential information regarding C&S, its financial performance, and its business plan to Company A. Over the course of the next several weeks Messrs. Frawley and Stone had several in-person meetings and conference calls with the Chief Executive Officer and Chief Financial Officer of Company A to discuss a potential merger. C&S also contacted representatives of Sandler O’Neill & Partners L.P. (“Sandler”), an investment banking firm with expertise in the financial services sector and with which C&S has had an ongoing financial advisory relationship, to assist in performing a financial analysis of a combination of C&S and Company A, and to assist in negotiations if discussions with Company A progressed. Ultimately these discussions resulted in Company A providing C&S’ executive management with an oral indication of interest, which included a range of potential merger pricing with consideration comprised of a mix of cash and Company A common stock. Mr. Frawley responded that the indicated valuation range was significantly below his expectations and those of the C&S board of directors, as well as significantly below valuation levels that the C&S board of directors and executive management team believed were achievable independent of a sale of C&S, and that, unless Company A increased its indicated range of potential merger pricing, he did not think the timing was right to pursue a potential merger. Following this meeting, Mr. Frawley contacted various members of the C&S board of directors to inform them of these discussions and, because the discussions were preliminary in nature, no further action was taken by the C&S board of directors at that time.

On May 12, 2015, Messrs. Frawley and Stone had an introductory meeting with Mr. Dennis James, Executive Vice President and Director of Mergers and Acquisitions at Ozarks, in Atlanta, Georgia. Mr. Stone was introduced to Mr. James several weeks earlier by representatives of Sandler and agreed to meet with Mr. James the next time he was in Atlanta. The parties discussed their respective acquisition and growth histories, as well as their lines of business for organic loan and deposit growth. The parties noted many similarities between their organizations and discussed the possibility of a partnership between their respective organizations. Following this meeting, Mr. Frawley contacted Mr. John Spiegel, Chairman of the Board of Directors of C&S Bank, to inform him of the meeting.

On June 5, 2015, C&S and Ozarks entered into a mutual non-disclosure agreement and on June 25, 2015, Mr. Stone delivered to Mr. James a confidential presentation regarding C&S, its financial performance, its line of businesses, and its business plan.

On July 6, 2015, Mr. Stone and Mr. Tony Valduga, C&S’ Chief Financial Officer, had a conference call with Mr. James and Mr. Tim Hicks, Executive Vice President of Ozarks, to discuss the confidential preliminary information provided by C&S. Following this conference call, Mr. Stone delivered a supplemental information package to Messrs. James and Hicks regarding various aspects of C&S’ lines of business. Following the delivery of the supplemental information package, additional discussions took place between representatives of Sandler and Ozarks.

On July 23, 2015, Mr. Frawley spoke by phone with Mr. George Gleason, Chairman and Chief Executive Officer of Ozarks. Messrs. Gleason and Frawley discussed the rationale for a potential merger between their companies and the structure of a potential transaction. Following this call, Mr. Frawley spoke with representatives of Sandler and with Mr. Spiegel to inform them of the conversation. Mr. Spiegel relayed these conversations to several additional members of the C&S board of directors; however, because the discussions were preliminary, no further board action was taken at that time.

Following the conversation between Messrs. Frawley and Gleason, representatives from Sandler had multiple phone conversations with Mr. James during which topics were discussed including Georgia banking market dynamics, financial and operational details regarding C&S and merger market valuations and expectations. On July 24, 2015, Mr. James and representatives of Sandler discussed Ozarks’ initial perspectives regarding terms of a potential transaction, including the desire to utilize Ozarks common stock as its form of consideration, the desire to structure the delivery of the stock consideration to C&S stockholders using a floating exchange ratio between collars, and a preliminary fully diluted price per share of approximately $19.00 per share.

On July 28, 2015, Messrs. Frawley and Stone met with Messrs. Gleason and James in Atlanta, Georgia to discuss a potential merger. The parties discussed the terms of a potential merger transaction, the organizational structure of the resulting entity, plans for future expansion, and Ozarks’ readiness for crossing the $10 billion asset threshold, including the increased regulatory requirements relating to greater than $10 billion financial institutions.

On July 29, 2015, Messrs. Gleason and James met with Messrs. Frawley and Stone, as well as Mr. Spiegel, Mr. Chris Casciato, a C&S board member and representative of Lightyear Capital, C&S’ largest stockholder, and Mr. Paul Guenther, Chairman of the C&S board of directors. During this meeting Mr. Gleason discussed Ozarks and its history. The parties also discussed in more detail a potential transaction between C&S and Ozarks and the general strategic rationale for a possible combination. At the end of the meeting, Mr. Gleason indicated that Ozarks was prepared to deliver a non-binding expression of interest to C&S.

Following its regularly scheduled committee meetings on the afternoon of July 29, 2015, the C&S board of directors met in executive session to discuss that morning’s meeting with Mr. Gleason and Mr. James.

On July 30, 2015, C&S, through Sandler, received a non-binding expression of interest from Ozarks expressing an interest to acquire C&S for consideration consisting of Ozarks common stock at a fully diluted price per share of $20.25, subject to Ozarks’ standard due diligence review and requesting a period of exclusive negotiations. At its regularly scheduled board of directors meeting, the C&S board discussed the expression of interest and its proposed terms. The C&S board of directors asked Messrs. Frawley and Stone to arrange for a telephonic board meeting on August 5, 2015 and to invite C&S advisors from Sandler and Alston & Bird LLP, outside counsel to C&S (“Alston & Bird”), to participate on the call to discuss the expression of interest.

On August 5, 2015, the C&S board of directors convened a special telephonic board meeting. Also present on the call were representatives from Sandler and Alston & Bird. Following presentations from Sandler regarding the financial elements of the proposed merger and a presentation by Mr. Stone of the terms of the expression of interest, the C&S board of directors considered and discussed the terms proposed by Ozarks, whether the timing was appropriate to continue discussions with Ozarks, whether a strategic transaction was in the best interests of C&S and its stockholders at that time or whether C&S should continue to remain as a separate operating entity, and whether entering into merger discussions would expose C&S to other risks. In addition, Alston & Bird reviewed with the C&S board of directors their fiduciary duties to stockholders under Delaware law. Following these discussions, the C&S board of directors unanimously determined that it was in the best interests of C&S and its stockholders to enter into the expression of interest with Ozarks subject to certain proposed modifications. The C&S board of directors authorized a special ad hoc committee comprised of Messrs. Guenther, Spiegel, Casciato, Frawley and Stone, along with representatives of Sandler, to negotiate the final terms of the expression of interest with Ozarks.

The C&S special committee held two conference calls on the afternoon of August 5, 2015 to discuss the merits of the transaction and proposed revisions to the expression of interest including a request to adjust the exchange ratio to a fixed nature so that C&S could participate in the potential upside in Ozarks common stock if the market reacted favorably to the transaction announcement, or alternatively increase the fully diluted price to $20.65 per share in a fixed price floating exchange ratio structure. Mr. Frawley called Mr. Gleason to discuss the proposed revisions to the expression of interest.

On August 6, 2015, Mr. Gleason called Mr. Frawley to inform him that Ozarks’ final offer was $20.50 per fully diluted share using Ozarks’ desired fixed price floating exchange ratio structure. That afternoon the C&S special committee met and agreed to accept the offer of $20.50 per diluted share. On August 7, 2015, C&S entered into the non-binding expression of interest with Ozarks. The non-binding expression of interest provided for an exclusivity period of 30 days and provided that any transaction would be subject to a variety of conditions, including satisfactory completion of due diligence examinations. Following execution of the non-binding expression of interest, Ozarks provided C&S a list of requested due diligence documents, and members of C&S’ management team began compiling information on August 10, 2015.

At their regularly scheduled board meetings on August 17, 2015, Mr. James provided a summary report to the boards of directors of Ozarks and Ozarks Bank about C&S’ operations, the terms of the non-binding expression of interest letter and the proposed timing of the transaction.

From mid-August through early October, both parties conducted due diligence and began negotiating the terms of the agreement and plan of merger. A similar list of requested due diligence documents pertaining to Ozarks was provided by C&S on August 28, 2015. On September 2, 2015, the parties executed an extension letter extending the exclusivity period under the non-binding expression of interest to October 16, 2015.

On September 11, 2015, members of the Ozarks executive management team met with the Ozarks due diligence team to discuss the results of their review. Based on the results of this meeting, Ozarks met with Kutak Rock LLP, Ozarks’ outside legal counsel, and began preparing a draft of the merger agreement. On September 16, 2015, Ozarks provided an initial draft of the merger agreement to C&S. Subsequent to the due diligence meeting, Ozarks engaged FIG Partners, LLC (“FIG”), an investment banking consulting firm experienced in merger and acquisition transactions, to advise Ozarks as to the fairness of the consideration to be paid by Ozarks in connection with the acquisition.

On September 18, 2015, C&S, Alston & Bird and Sandler met to discuss the draft merger agreement and identify key open issues. Issues under discussion included the exchange ratio collar, several covenants governing actions after signing the merger agreement and before closing, and termination rights and related fees.

On September 21, 2015, Messrs. Stone, Valduga, and several other members of the C&S management team, together with representatives from Sandler and Alston & Bird, traveled to Little Rock, Arkansas to conduct due diligence on Ozarks and meet with members of the Ozarks senior management team, including Messrs. Gleason and James.

On September 24, 2015, Alston & Bird delivered comments to the merger agreement to Ozarks.

On September 28, 2015, C&S provided Ozarks an initial draft of C&S’ disclosure schedules to the merger agreement.

Over the course of the next two weeks, the parties continued to negotiate the terms of the merger agreement and other ancillary agreements, as well as further develop the C&S disclosure schedules. Issues under discussion included several covenants governing actions after signing the merger agreement as well as the definition of “Closing Consolidated Net Book Value” in the merger agreement.

At their regularly scheduled board meetings on October 7, 2015, the respective boards of directors of C&S and C&S Bank received presentations from Sandler and Alston & Bird regarding the proposed transaction and the terms of the merger agreement. Mr. Stone also reviewed with the directors the terms and conditions of the merger agreement, the merger and the various agreements to be signed in connection with the merger agreement. Mr. Stone also discussed C&S’ due diligence findings of Ozarks, and indicated that no material issues or concerns had been identified.

Following the October 7, 2015 C&S board meeting, the parties continued to negotiate certain terms of the merger agreement, including those related to the treatment of equity awards, Ozarks’ recommendation of the merger and the tail provision on the termination fee. The C&S board of directors also requested that Mr. Gleason enter into a voting agreement requiring him to vote the shares of Ozarks common stock over which he has sole voting control in favor of the merger agreement, to which Mr. Gleason agreed.

On October 16, 2015, the boards of directors of C&S and C&S Bank convened a special meeting to review and approve the final merger agreement. Sandler reviewed the financial aspects of the proposed merger and rendered to the C&S board its oral opinion, subsequently delivered to C&S in written format and dated October 16, 2015, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler as set forth in such opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of C&S common stock. Mr. Stone also reviewed with the directors the terms of the merger agreement that had changed since the board’s last meeting and reviewed the terms of the voting agreements that each of the directors, officers and significant stockholders would be required to enter into obligating them to vote the shares of C&S common stock over which they have voting authority in favor of the merger agreement. After further discussion and deliberation, the C&S board of directors determined that it had the appropriate information upon which to evaluate Ozarks’ proposal and to conclude that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger consideration, were fair to and in the best interests of C&S and its stockholders. The C&S board of directors, having determined that the terms of Ozarks’ proposal, the related merger agreement and the transactions contemplated by the merger agreement, including the merger consideration, were fair to and in the best interests of C&S and its stockholders, unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and authorized the execution and delivery of the merger agreement and directed that the merger agreement be submitted to C&S’ stockholders for adoption and approval, and recommended that the C&S stockholders vote in favor of the adoption and approval of the merger agreement and the approval of the transactions contemplated by the merger agreement, including the merger. The board of directors of C&S Bank adopted a similar resolution with respect to the merger between Ozarks Bank and C&S Bank.

On October 19, 2015, the boards of directors of Ozarks and Ozarks Bank held a special meeting to consider the terms of the proposed C&S merger. Prior to the meeting, the directors received copies of the draft merger agreement and of the other draft transaction documents, as well as a presentation prepared by its financial advisor, FIG. At the meeting, members of Ozarks’ management reported on the status of due diligence and negotiations with C&S. Representatives of FIG reviewed FIG’s financial analysis of the proposed C&S merger, including discussing the various financial methodologies used in its analysis. Representatives of FIG then delivered its oral opinion (which was subsequently confirmed in writing by delivery of FIG’s written opinion dated October 19, 2015) that, as of the date of the Ozarks board of directors’ meeting and based upon and subject to the various factors, assumptions and limitations set forth in its written opinion, the merger consideration to be paid by Ozarks in connection with the C&S merger was fair, from a financial point of view, to Ozarks shareholders. The full text of the written opinion of FIG dated October 19, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix C to this joint proxy statement/prospectus. At the meeting, Ozarks’ management team reviewed with the boards of directors the key terms of the C&S merger agreement and related agreements.

After considering the proposed terms of the C&S merger agreement and the various presentations of its financial and legal advisors, and taking into consideration the matters discussed during that meeting and prior meetings of the Ozarks board of directors, including the factors described under “—Ozarks’ Reasons for the Merger; Recommendation of the Ozarks Board of Directors,” the Ozarks board of directors unanimously determined that the C&S merger was consistent with Ozarks’ business strategies and in the best interests of Ozarks and Ozarks shareholders, and the directors voted unanimously to approve and adopt the C&S merger agreement and the transactions contemplated thereby and recommended that Ozarks shareholders approve the C&S merger agreement.

Subsequent to the Ozarks board of directors meeting on October 19, 2015, the merger agreement and the voting agreements were executed by the parties. C&S and Ozarks issued a joint press release announcing the transaction at 5:00 p.m. Eastern Time that afternoon.

C&S’ Reasons for the Merger; Recommendation of the C&S Board of Directors

The C&S board of directors has determined that the merger is fair to, and in the best interests of, C&S’ stockholders. In approving the merger agreement, the C&S board of directors consulted with Sandler with respect to the financial aspects of the merger, and with Mr. Stone and Alston & Bird as to the board of directors’ legal duties and the terms of the merger agreement. In arriving at its determination, the C&S board of directors also considered a number of factors, including the following:

•	the C&S board of directors’ familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of C&S;

•	the results that C&S could expect to obtain if it continued to operate independently, and the likely benefits to C&S stockholders of that course of action, as compared with the value of the merger consideration offered by Ozarks;

•	the potential strategic alternatives available to C&S, including other potential merger partners, their potential interest level in pursuing a transaction with C&S, and their capacity to pay the merger price;

•	the current and prospective environment in which C&S operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial institutions generally, the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;

•	the financial presentation, dated October 16, 2015, of Sandler to the C&S board of directors and the opinion, dated October 16, 2015, of Sandler to the C&S board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of C&S common stock of the merger consideration in the merger, as more fully described below under “Opinion of C&S’ Financial Advisor;”

•	that a merger with a larger holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance the development of new products and services;

•	that C&S stockholders would receive the merger consideration in shares of Ozarks common stock, which are publicly traded on the NASDAQ Global Select Market;

•	the ability of Ozarks to obtain the requisite shareholder and regulatory approvals in a timely manner;

•	the terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, including a provision that permits the C&S board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to a third party that has submitted an unsolicited proposal to acquire C&S;

•	that some of the C&S directors and executive officers have other financial interests in the merger in addition to their interests as C&S stockholders, including financial interests that are the result of existing compensation arrangements with C&S and/or prospective compensation arrangements with Ozarks and the manner in which such interests would be affected by the merger;

•	that under the merger agreement C&S could not solicit competing proposals for the acquisition of C&S;

•	the requirement that C&S conduct its business in the ordinary course and the other restrictions on the conduct of C&S’ business before completion of the merger, which may delay or prevent C&S from undertaking business opportunities that may arise before completion of the merger; and

•	the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code with respect to the C&S common stock exchanged for Ozarks common stock.

The reasons set out above for the merger are not intended to be exhaustive but do include all material factors considered by the C&S board of directors in approving the merger. In reaching its determination, the C&S board of directors did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. Based upon the reasons stated, the C&S board of directors believes that the merger is in the best interest of C&S’ stockholders, and therefore the C&S board of directors unanimously approved the merger agreement and the merger and is recommending that C&S stockholders vote “FOR” approval of the merger agreement and the merger. In addition, all members of the C&S board of directors have entered into voting agreements requiring them to vote the shares of C&S common stock over which they have voting authority in favor of the merger agreement.

Opinion of C&S’ Financial Advisor

By letter dated August 5, 2015, the C&S board of directors engaged Sandler to act as its financial advisor in connection with a possible merger involving C&S. Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler acted as financial advisor to the C&S board of directors in connection with the proposed merger with Ozarks and participated in certain of the negotiations leading to the execution of the merger agreement although the merger consideration was ultimately determined by negotiations between Ozarks and C&S. At the October 16, 2015 meeting of the C&S board of directors, Sandler delivered to the C&S board of directors its oral opinion, which was subsequently confirmed in writing, that, as of such date, the merger consideration was fair to the holders of C&S common stock from a financial point of view. The full text of Sandler’s fairness opinion (the “Opinion”) is attached hereto as Appendix B. The Opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler in rendering its Opinion. The description of the Opinion set forth below is qualified in its entirety by reference to the Opinion. C&S’ stockholders are urged to read the entire Opinion carefully in connection with their consideration of the proposed merger.

Sandler’s Opinion speaks only as of the date of the Opinion. The Opinion was directed to the C&S board of directors and is directed only to the fairness of the merger consideration to the holders of C&S common stock from a financial point of view. It does not address the underlying business decision of C&S to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for C&S, the effect of any other transaction in which C&S might engage or any other aspect of the merger, and is not a recommendation to any C&S stockholder as to how such stockholder should vote at the special stockholder meeting with respect to the merger or any other matter. Sandler did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by C&S’ officers, directors, or employees, or class of such persons, relative to the merger consideration to be received by C&S’ common stockholders. Sandler’s Opinion was approved by Sandler’s fairness opinion committee.

In connection with rendering its Opinion, Sandler reviewed and considered, among other things:

•	the merger agreement;

•	certain audited financial statements and other historical financial information of C&S, as provided by C&S, that Sandler deemed relevant;

•	certain publicly available financial statements and other historical financial information of Ozarks that Sandler deemed relevant;

•	certain internal earnings estimates for C&S for the years ending December 31, 2015 through December 31, 2019, as provided and confirmed by the executive management team of C&S;

•	publicly available analyst earnings estimates for Ozarks for the years ending December 31, 2015, December 31, 2016 and December 31, 2017;

•	the pro forma financial impact of the merger on Ozarks based on certain assumptions relating to the market price of Ozarks common stock, transaction expenses, certain accounting adjustments, expected cost savings and other synergies which were discussed with the senior management of Ozarks;

•	the publicly reported historical prices and trading activity for Ozarks common stock, including a comparison of certain financial and stock market information for Ozarks and similar publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for C&S and Ozarks with similar institutions for which publicly available information is available;

•	the financial terms of certain other recent merger and acquisition transactions in the commercial banking industry (on a regional and national basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler considered relevant.

Sandler also discussed with certain members of the executive management team of C&S the business, financial condition, results of operations and prospects of C&S and held similar discussions with the senior management of Ozarks regarding the business, financial condition, results of operations and prospects of Ozarks.

In performing its review, Sandler relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was available to Sandler from public sources, that was provided to Sandler by C&S and Ozarks or that was otherwise reviewed by Sandler, and Sandler assumed such accuracy and completeness for purposes of preparing its Opinion. Sandler further relied on the assurances of the respective managements of C&S and Ozarks that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading in any material respect. Sandler did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of C&S or Ozarks or any of their respective subsidiaries. Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of C&S, Ozarks or the combined entity after the merger and Sandler did not review any individual credit files relating to C&S or Ozarks. Sandler assumed, with C&S’ consent, that the respective allowances for loan losses for both C&S and Ozarks were adequate to cover such losses and that they would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler used internal earnings estimates for C&S for the years ending December 31, 2015 through December 31, 2019, as provided and confirmed by the executive management team of C&S, and publicly available analysts’ earnings estimates for Ozarks for the years ending December 31, 2015 through December 31, 2017. Sandler also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were discussed with members of Ozarks’ senior management team. With respect to those estimates and judgments, the respective managements of C&S and Ozarks confirmed to Sandler that those respective estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of C&S and Ozarks, respectively, and Sandler assumed that such performance would be achieved. Sandler expressed no opinion as to such estimates or judgments, or the assumptions on which they were based. Sandler also assumed that there were no material changes in the respective assets, financial condition, results of operations, business or prospects of C&S or Ozarks since the date of the most recent financial data made available to Sandler. Sandler also assumed in all respects material to its analysis that C&S and Ozarks would remain as going concerns for all periods relevant to Sandler’s analyses.

Sandler also assumed, with C&S’ consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements were not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no material delay, limitation, restriction or condition would be imposed that would have an adverse effect on C&S, Ozarks or the merger, and (iii) the merger and any related transaction would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. With C&S’ consent, Sandler relied upon the advice C&S received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated in connection therewith.

Sandler’s analyses and the views expressed therein were necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler as of, the date of its Opinion. Events occurring after the date thereof could materially affect Sandler’s views. Sandler has not undertaken to update, revise, reaffirm or withdraw its Opinion or otherwise comment upon events occurring after the date thereof. Sandler expressed no opinion as to the market values of C&S common stock after the date of its Opinion or what the market value of Ozarks common stock will be once it is actually received by the holders of C&S common stock.

In rendering its Opinion, Sandler performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler, but is not a complete description of all the analyses underlying Sandler’s Opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its Opinion, Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its Opinion, rather, Sandler made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all of such factors and analyses, could create an incomplete view of the evaluation process underlying its

Opinion. Also, no company included in Sandler’s comparative analyses described below is identical to C&S or Ozarks and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of C&S, Ozarks and the companies to which they are being compared.

In performing its analyses, Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of C&S and Sandler. The analyses performed by Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler prepared its analyses solely for purposes of rendering its Opinion and provided such analyses to the C&S board of directors at the meeting held on October 16, 2015. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. The analyses and Opinion of Sandler were among a number of factors taken into consideration by the C&S board of directors in making its determination to approve the merger agreement and the transactions contemplated by the merger agreement (including the merger) and the analyses described below should not be viewed as determinative of the decision of the C&S board of directors or management with respect to the fairness of the merger.

Summary of Proposed Merger Consideration and Implied Transaction Metrics. Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, upon the effective time of the merger, holders of C&S common stock will be entitled to receive, in exchange for each share of C&S common stock, consideration equal to $20.50 per share between collars, which is contingent upon C&S meeting a minimum adjusted equity requirement of $437.0 million upon transaction close; should adjusted equity fall below the $437.0 million threshold, the exchange ratio will be adjusted to reduce the purchase price dollar-for-dollar by the shortfall amount. The floating exchange ratio is based on Ozarks’ volume weighted average closing price for the 15 trading days ending at or near the time of the closing. The exchange ratio will be governed by collars based on amounts equal to 25% above and below, respectively, a price per share for Ozarks common stock of $45.469. Sandler calculated an aggregate implied transaction value of approximately $799.6 million, based upon 36,949,266 C&S common shares outstanding, the vesting of 169,300 restricted stock units and 31,134 deferred stock units, and all outstanding C&S options and warrants exchanged for Ozarks common stock at their respective strike prices.

Based upon financial information for C&S as of or for the twelve month period ending September 30, 2015(1), Sandler calculated the following transaction metrics:

Transaction Multiples (GAAP Basis)

Transaction Value / Book Value	176.2%

Transaction Value / Tangible Book Value	203.1%

Price / LTM Earnings	38.8x

Price / 2015 Estimated Earnings(2)	34.2x

Price / 2016 Estimated Earnings(2)	16.6x

Tangible Book Premium / Core Deposits(3)	15.0%

(1)	September 30, 2015 financial information adjusted for the October 9, 2015 closing of the CertusBank branch acquisition.
(2)	Forward earnings estimates provided by C&S management.
(3)	Core deposits are defined as total deposits less time deposits greater than $100,000 pro forma for the CertusBank branch acquisition.

Stock Trading History. Sandler reviewed the history of the publicly reported trading prices of Ozarks common stock for the periods of one year and three years, respectively, ended October 16, 2015. Sandler also compared the relationship between the movements in the price of Ozarks common stock, to movements in its peer group (as described below) as well as certain stock indices.

Ozarks’ One Year Stock Performance
	Beginning Index Value October 16, 2014	Ending Index Value October 16, 2015
Ozarks	100%	147.2%
Ozarks Peer Group	100%	121.5%
NASDAQ Bank Index	100%	116.4%
S&P 500 Index	100%	108.7%

Ozarks’ Three Year Stock Performance
	Beginning Index Value October 16, 2012	Ending Index Value October 16, 2015
Ozarks	100%	279.0%
Ozarks Peer Group	100%	171.1%
NASDAQ Bank Index	100%	149.0%
S&P 500 Index	100%	140.5%

Comparable Company Analysis. Sandler used publicly available information as well as information provided by the executive management team of C&S to compare selected financial information for C&S and a group of financial institutions selected by Sandler. The C&S peer group consisted of major exchange traded banks headquartered in the Southeast with total assets between $2.0 billion and $6.0 billion, nonperforming assets/total assets less than 2.0% (nonperforming assets defined as (nonaccrual loans + troubled debt restructuring + other real estate owned)) and last twelve months return on average assets (“LTM ROAA”) less than 1.1% (the “C&S Peer Group”).

The C&S Peer Group consisted of the following financial institutions:

Renasant Corp.	Seacoast Banking Corp. of Florida

Ameris Bancorp	HomeTrust Bancshares, Inc.

Yadkin Financial Corporation	First Community Bancshares, Inc.

BNC Bancorp	Park Sterling Corporation

CenterState Banks, Inc.	Stonegate Bank

State Bank Financial Corp.

The analysis compared the data for C&S as of or for the twelve months ended September 30, 2015 and the corresponding publicly available financial information for the C&S Peer Group as of or for the twelve months ended June 30, 2015, with pricing data as of October 16, 2015. The table below sets forth the data for C&S and the high, low, mean and median data for the C&S Peer Group.

	Community & Southern Holdings Inc.	Comparable Group
		High Result	Low Result	Mean Result	Median Result
Total Assets (in millions)	$3,860	$5,899	$2,272	$3,646	$3,300
Gross Loans/Deposits	91.7%	92.7%	74.4%	84.6%	86.8%
Tangible Common Equity/Tangible Assets	10.9%	14.8%	7.5%	9.8%	9.6%
Tier I Leverage Ratio	11.0%	14.9%	8.3%	10.6%	10.2%
Total Risk Based Capital Ratio	13.1%	20.3%	11.6%	14.6%	14.6%
LTM Return on Average Assets	0.8%	1.1%	0.3%	0.8%	0.9%
LTM Return on Average Equity	7.0%	9.9%	2.1%	6.6%	6.7%
LTM Net Interest Margin	4.1%	5.0%	3.5%	4.2%	4.1%
LTM Efficiency Ratio	63.5%	75.3%	54.3%	64.4%	62.3%
Loan Loss Reserve/Gross Loans	1.6%	1.4%	0.3%	0.9%	1.0%
Nonperforming Assets/Total Assets	1.0%	1.9%	0.6%	1.2%	1.3%
Price/Tangible Book Value	—	249.5%	107.9%	179.4%	176.7%
Price/LTM Earnings Per Share	—	34.7x	14.3x	22.1x	20.7x
Market Capitalization (in millions)	—	$1,385	$318	$655	$668

Sandler used publicly available information to perform a similar analysis for Ozarks and a group of financial institutions as selected by Sandler. The Ozarks peer group consisted of major exchange traded banks with total assets of between $5.0 billion and $15.0 billion, LTM ROAA greater than 1.0%, last twelve months return on average equity (“LTM ROAE”) greater than 9.0% and nonperforming/total assets less than 2.0% (the “Ozarks Peer Group”).

The Ozarks Peer Group consisted of the following financial institutions:

Hilltop Holdings Inc.	Park National Corp.

Cathay General Bancorp	Boston Private Financial Holdings, Inc.

Western Alliance Bancorp	Pinnacle Financial Partners, Inc.

Glacier Bancorp, Inc.	First Merchants Corp.

First Interstate BancSystem, Inc.	S&T Bancorp, Inc.

South State Corporation	First Financial Bankshares

Home BancShares, Inc.	Eagle Bancorp, Inc.

Community Bank System, Inc.	Tompkins Financial Corporation

CVB Financial Corp.	Westamerica Bancorp.

BBCN Bancorp, Inc.

The analysis compared publicly available financial information for Ozarks with the corresponding data for the Ozarks Peer Group as of or for the twelve months ended June 30, 2015, with pricing data as of October 16, 2015. The table below sets forth the data for Ozarks and the high, low, mean and median data for the Ozarks Peer Group.

Comparable Group Analysis
	Bank of the Ozarks, Inc.	Comparable Group
		High Result	Low Result	Mean Result	Median Result
Total Assets (in millions)	$8,710	$13,470	$5,031	$7,951	$7,515
Gross Loans/Deposits	92.8%	101.6%	37.5%	83.9%	88.6%
Tangible Common Equity/Tangible Assets	12.4%	11.6%	7.1%	9.3%	8.9%
Tier I Leverage Ratio	14.4%	13.0%	8.0%	10.4%	10.2%
Total Risk Based Capital Ratio	13.0%	19.3%	11.5%	14.9%	14.3%
LTM Return on Average Assets	2.1%	1.9%	1.0%	1.3%	1.2%
LTM Return on Average Equity	15.1%	15.0%	9.0%	10.8%	10.4%
LTM Net Interest Margin	5.4%	5.1%	2.9%	3.8%	3.8%
LTM Efficiency Ratio	37.8%	83.5%	40.8%	55.4%	55.0%
Loan Loss Reserve/Gross Loans	0.9%	2.7%	0.6%	1.3%	1.3%
Nonperforming Assets/Total Assets	0.5%	1.8%	0.3%	0.9%	0.8%
Price/Tangible Book Value	373.1%	376.1%	146.5%	238.1%	223.0%
Price/LTM Earnings Per Share	23.6x	22.7x	9.9x	17.5x	17.3x
Market Capitalization (in millions)	$4,013	$3,517	$810	$1,719	$1,635

Net Present Value Analysis. Sandler performed an analysis that estimated the net present value per share of C&S common stock through December 31, 2019. Sandler based its analysis on internal earnings estimates for C&S for the years ending December 31, 2015 through December 31, 2019, as provided and confirmed by the executive management team of C&S.

To approximate the terminal value of C&S common stock at December 31, 2019, Sandler applied price to earnings multiples of 16.0x to 21.0x and multiples of tangible book value ranging from 150% to 200%. Sandler selected the price to earnings and tangible book value multiples based on Sandler’s review of, among other matters, the trading multiples of the C&S Peer Group. The terminal values were then discounted to present values using discount rates ranging from 10.0% to 14.0%, which were selected to reflect different assumptions regarding potential desired rates of return of holders of C&S common stock.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of C&S common stock of $15.49 to $23.66 when applying multiples of earnings to the applicable amounts indicated in the C&S estimates and $14.82 to $23.00 when applying multiples of tangible book value to the applicable amounts indicated in the C&S estimates.

		Earnings Multiples
Discount Rate		(Value shown is a per share valuation)
	16.0x	17.0x	18.0x	19.0x	20.0x	21.0x
10%	$18.03	$19.16	$20.28	$21.41	$22.54	$23.66
11%	$17.35	$18.43	$19.52	$20.60	$21.69	$22.77
12%	$16.70	$17.74	$18.79	$19.83	$20.88	$21.92
13%	$16.08	$17.09	$18.09	$19.10	$20.10	$21.11
14%	$15.49	$16.46	$17.43	$18.39	$19.36	$20.33

		Tangible Book Value Multiples
Discount Rate		(Value shown is a per share valuation)
	150%	160%	170%	180%	190%	200%
10%	$17.25	$18.40	$19.55	$20.70	$21.85	$23.00
11%	$16.60	$17.71	$18.81	$19.92	$21.03	$22.13
12%	$15.98	$17.04	$18.11	$19.17	$20.24	$21.30
13%	$15.39	$16.41	$17.44	$18.46	$19.49	$20.51
14%	$14.82	$15.81	$16.80	$17.78	$18.77	$19.76

Sandler also considered and discussed with the C&S board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler performed a similar analysis assuming C&S’ net income varied from 25.0% above estimates to 25.0% below estimates. This analysis resulted in the following reference ranges of aggregate values for C&S common stock using a discount rate of 12.00%.

Earnings Projection Change from Base Case		Earnings Multiples
		(Value shown is a per share valuation)
	16.0x	17.0x	18.0x	19.0x	20.0x	21.0x
(25.0)%	$12.53	$13.31	$14.09	$14.87	$15.66	$16.44
(20.0)%	$13.36	$14.20	$15.03	$15.87	$16.70	$17.54
(15.0)%	$14.20	$15.08	$15.97	$16.86	$17.74	$18.63
(10.0)%	$15.03	$15.97	$16.91	$17.85	$18.79	$19.73
(5.0)%	$15.87	$16.86	$17.85	$18.84	$19.83	$20.82
0.0%	$16.70	$17.74	$18.79	$19.83	$20.88	$21.92
5.0%	$17.54	$18.63	$19.73	$20.82	$21.92	$23.02
10.0%	$18.37	$19.52	$20.67	$21.82	$22.96	$24.11
15.0%	$19.21	$20.41	$21.61	$22.81	$24.01	$25.21
20.0%	$20.04	$21.29	$22.55	$23.80	$25.05	$26.30
25.0%	$20.88	$22.18	$23.49	$24.79	$26.09	$27.40

Sandler also performed an analysis that estimated the net present value per share of Ozarks common stock assuming that Ozarks performed in accordance with publicly available analysts’ earnings estimates for the years ending December 31, 2015 through December 31, 2017. To approximate the terminal value of Ozarks common stock at December 31, 2019, Sandler applied price to earnings multiples ranging from 15.0x to 20.0x and multiples of tangible book value ranging from 250% to 375%. Sandler selected the price to earnings and tangible book value multiples based on Sandler’s review of, among other matters, the trading multiples of the Ozarks Peer Group. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 12.0%, which were chosen to reflect different assumptions regarding required rates of return of holders of Ozarks common stock.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Ozarks common stock of $36.14 to $55.24 when applying earnings multiples to the applicable amounts indicated in the Ozarks estimates and $37.85 to $64.81 when applying multiples of tangible book value to the applicable amounts indicated in the Ozarks estimates.

		Earnings Multiples
Discount Rate		(Value shown is a per share valuation)
	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
8%	$42.03	$44.68	$47.32	$49.96	$52.60	$55.24
9%	$40.45	$42.99	$45.53	$48.07	$50.61	$53.15
10%	$38.95	$41.39	$43.83	$46.28	$48.72	$51.16
11%	$37.51	$39.86	$42.21	$44.56	$46.92	$49.27
12%	$36.14	$38.40	$40.67	$42.93	$45.19	$47.46

		Tangible Book Value Multiples
Discount Rate		(Value shown is a per share valuation)
	250%	275%	300%	325%	350%	375%
8%	$44.02	$48.18	$52.34	$56.49	$60.65	$64.81
9%	$42.37	$46.36	$50.36	$54.36	$58.36	$62.36
10%	$40.79	$44.63	$48.48	$52.32	$56.17	$60.02
11%	$39.28	$42.98	$46.68	$50.38	$54.08	$57.78
12%	$37.85	$41.41	$44.97	$48.53	$52.09	$55.66

Sandler also considered and discussed with the C&S board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler performed a similar analysis assuming Ozarks’ net income varied from 25% above estimates to 25% below estimates. This analysis resulted in the following range of per share values for Ozarks common stock, using the same price to earnings multiples of 15.0x to 20.0x and a discount rate of 9.06%, based on a 4.00% 20-year normalized treasury yield, a two-year beta of Ozarks common stock of 1.01x, and an equity risk premium of 5.00%.

Earnings Projection Change from Base Case		Earnings Multiples
		(Value shown is a per share valuation)
	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
(25.0)%	$30.86	$32.76	$34.66	$36.56	$38.46	$40.37
(20.0)%	$32.76	$34.79	$36.82	$38.84	$40.87	$42.90
(15.0)%	$34.66	$36.82	$38.97	$41.13	$43.28	$45.43
(10.0)%	$36.56	$38.84	$41.13	$43.41	$45.69	$47.97
(5.0)%	$38.46	$40.87	$43.28	$45.69	$48.09	$50.50
0.0%	$40.37	$42.90	$45.43	$47.97	$50.50	$53.04
5.0%	$42.27	$44.93	$47.59	$50.25	$52.91	$55.57
10.0%	$44.17	$46.95	$49.74	$52.53	$55.32	$58.10
15.0%	$46.07	$48.98	$51.90	$54.81	$57.72	$60.64
20.0%	$47.97	$51.01	$54.05	$57.09	$60.13	$63.17
25.0%	$49.87	$53.04	$56.20	$59.37	$62.54	$65.71

In connection with its analyses, Sandler considered and discussed with the C&S board of directors how the net present value analyses would be affected by changes in the underlying assumptions. Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions. Sandler reviewed two groups of comparable merger and acquisition transactions. The first group, referred to as the Southeast Transaction Group, included merger transactions announced from January 1, 2013 through October 16, 2015 involving target banks located in the southeast in which the transaction value was between $150 million to $1.0 billion and the target’s NPAs/Assets less than 5.0%.

The Southeast Transaction Group was composed of the following transactions:

Acquirer		Target
Yadkin Financial Corporation	/	NewBridge Bancorp
Valley National Bancorp	/	CNLBancshares, Inc.
United Community Banks, Inc.	/	Palmetto Bancshares, Inc.
Pinnacle Financial Partners, Inc.	/	CapitalMark Bank & Trust
Atlantic Capital Bancshares, Inc.	/	First Security Group, Inc.
PacWest Bancorp	/	Square 1 Financial, Inc.

Acquirer		Target
Renasant Corporation	/	Heritage Financial Group, Inc.
IBERIABANK Corporation	/	Georgia Commerce Bancshares, Inc.
IBERIABANK Corporation	/	Old Florida Bancshares, Inc.
Eagle Bancorp, Inc.	/	Virginia Heritage Bank
Valley National Bancorp	/	1st United Bancorp, Inc.
Simmons First National Corporation	/	Community First Bancshares, Inc.
Bank of the Ozarks, Inc.	/	Summit Bancorp, Inc.
CenterState Banks, Inc.	/	First Southern Bancorp, Inc.
Yadkin Financial Corporation	/	VantageSouth Bancshares, Inc.
Home BancShares, Inc.	/	Liberty Bancshares, Inc.
Union First Market Bankshares Corp.	/	StellarOne Corporation
Banco de Credito e Inversiones SA	/	CM Florida Holdings, Inc.
SCBT Financial Corporation	/	First Financial Holdings, Inc.

The second group, referred to as the Nationwide Transaction Group, included merger transactions announced from January 1, 2013 through October 16, 2015 where the transaction values were between $300 million and $1.0 billion, and the target’s NPAs/Assets were less than 5.0%.

The Nationwide Transaction Group was composed of the following transactions:

Acquirer		Target
Yadkin Financial Corporation	/	NewBridge Bancorp
F.N.B. Corporation	/	Metro Bancorp, Inc.
Western Alliance Bancorporation	/	Bridge Capital Holdings
PacWest Bancorp	/	Square 1 Financial, Inc.
Sterling Bancorp	/	Hudson Valley Holding Corp.
Banner Corporation	/	Starbuck Bancshares, Inc.
BB&T Corporation	/	Bank of Kentucky Financial Corporation
Valley National Bancorp	/	1st United Bancorp, Inc.
Southside Bancshares, Inc.	/	OmniAmerican Bancorp, Inc.
ViewPoint Financial Group, Inc.	/	LegacyTexas Group, Inc.
Rockville Financial, Inc.	/	United Financial Bancorp, Inc.
MB Financial, Inc.	/	Taylor Capital Group, Inc.
Prosperity Bancshares, Inc.	/	FVNB Corp.
Union First Market Bankshares Corp.	/	StellarOne Corporation
Banco de Credito e Inversiones SA	/	CM Florida Holdings, Inc.
Provident New York Bancorp	/	Sterling Bancorp
United Bankshares, Inc.	/	Virginia Commerce Bancorp, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler reviewed the following transaction metrics: transaction price to book value per share, transaction price to tangible book value per share, transaction price to last twelve months earnings, and core deposit premium. Sandler compared the indicated transaction metrics for the merger to the high, low, mean and median metrics of the Southeast Transaction Group and the Nationwide Transaction Group.

Comparable Southeast Transaction Multiples
	Bank of the Ozarks / Community & Southern Holdings, Inc.	Comparable Southeast Transactions
		High Result	Low Result	Mean Result	Median Result
Transaction Value / Book Value	176.2%	262.3%	98.2%	161.6%	169.3%
Transaction Value / Tangible Book Value	203.1%	262.5%	112.3%	179.5%	176.4%
Transaction Value / LTM Earnings	38.8x	53.1x	11.9x	25.1x	23.0x
Core Deposit Premium(1)	15.0%	21.0%	2.8%	11.2%	10.9%

Comparable Nationwide Transaction Multiples
	Bank of the Ozarks / Community & Southern Holdings, Inc.	Comparable Nationwide Transactions
		High Result	Low Result	Mean Result	Median Result
Transaction Value / Book Value	176.2%	262.3%	101.5%	168.4%	174.2%
Transaction Value / Tangible Book Value	203.1%	262.5%	140.3%	190.2%	183.2%
Transaction Value / LTM Earnings	38.8x	48.5x	11.3x	24.6x	21.9x
Core Deposit Premium(1)	15.0%	19.8%	6.0%	11.7%	11.8%

(1)	Core deposits defined as total deposits less time deposits greater than $100,000.

Pro Forma Merger Analysis. Sandler analyzed certain potential pro forma effects of the merger, based on the following assumptions provided by Ozarks’ management: (i) the merger closes in the first calendar quarter of 2016; (ii) 100% of outstanding C&S common shares are converted into the right to receive Ozarks common stock utilizing a floating exchange ratio which will be based upon the Ozarks’ volume-weighted average closing price for the 15 trading days ending at or near the time of closing, and governed by collars based on amounts equal to 25% above and below a price per share for Ozarks common stock of $45.4690; (iii) all C&S vesting restricted stock units and deferred stock units are exchanged for Ozarks common stock based on the purchase price per fully diluted share; (iv) all outstanding C&S options and warrants are exchanged for Ozarks common stock based on the differential between the purchase price per share and the strike price of each stock option and warrant.

Sandler also incorporated the following assumptions, as discussed with the senior management of Ozarks (unless otherwise noted): (a) internal earnings estimates for C&S for the years ending December 31, 2015 through December 31, 2019, as provided and confirmed by the executive management team of C&S; (b) publicly available earnings estimates for Ozarks for the years ending December 31, 2015 through December 31, 2017; (c) purchase accounting adjustments; (d) estimated cost savings; (e) transaction costs and expenses; (f) a mark on FHLB advances; (g) a mark on stated maturity deposits; (h) a core deposit premium; and (i) an opportunity cost of cash on hand of 2.0%. The analysis also assumed that the post-merger Ozarks dividend per share would remain the same as Ozarks’ stand-alone dividend per share. The analysis indicated that the merger (excluding transaction expenses) would be accretive to Ozarks’ earnings per share in 2016 and would be accretive to Ozarks’ tangible book value per share at the closing of the merger and at year end 2016.

Sandler’s Relationship. Sandler is acting as financial advisor to the C&S board of directors in connection with the merger. C&S has agreed to pay Sandler a transaction fee of approximately $8.5 million in connection with the merger, the majority of which is subject to the closing of the merger. Sandler received a portion of the fee ($500,000) upon delivery of its fairness opinion to the C&S board of directors, and the remaining portion of the transaction fee (approximately $8 million) will become payable to Sandler at the closing of the merger. C&S has also agreed to reimburse Sandler for certain of its reasonable out-of-pocket expenses and to indemnify Sandler and its affiliates and their respective partners, directors, officers, employees and agents against certain liabilities arising out of its engagement, including liabilities under federal securities laws.

In the two years preceding the date of Sandler’s Opinion, Sandler provided other investment banking services to C&S and received fees for such services. In the ordinary course of its business as a broker-dealer, Sandler may purchase securities from and sell securities to C&S and Ozarks and their respective affiliates. Sandler may also actively trade the equity and debt securities of C&S, Ozarks or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Ozarks’ Reasons for the Merger; Recommendation of the Ozarks Board of Directors

The Ozarks board of directors reviewed and discussed the proposed merger with management and its financial advisors in determining that the proposed merger was in the best interest of Ozarks and its shareholders. In reaching its conclusion to approve the merger agreement, the Ozarks board of directors considered a number of factors, including the following:

•	each of Ozarks’ and C&S’ business, operations, financial condition, asset quality, earnings and prospects;

•	the combined market footprint for Ozarks in Georgia that the acquisition would provide, including the three additional MSAs;

•	the anticipated pro forma impact of the transaction on the combined company, including the expected impact on financial metrics including earnings, book value and tangible book value per share;

•	its review and discussions with Ozarks’ management concerning the due diligence examination of C&S;

•	the complementary nature of the customers and markets of the two companies;

•	the potential market acceptance and approval of a transaction of this size and quality;

•	the written opinion of FIG Partners, LLC, Ozarks’ financial advisor, dated as of October 19, 2015, delivered to the Ozarks board of directors to the effect that, as of that date, and subject to and based on the various assumptions set forth in the opinion, the merger consideration was fair, from a financial point of view, to Ozarks shareholders;

•	the financial and other terms of the merger agreement, including merger consideration, tax treatment and deal protection and termination fee provisions;

•	the potential risk of diverting management attention and resources from the operation of Ozarks’ business and towards the completion of the merger and the integration of the two companies; and

•	the regulatory and other approvals required in connection with the merger and the expected likelihood that such regulatory approvals will be received in a reasonably timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the Ozarks board of directors is not intended to be exhaustive, but includes the material factors considered by the Ozarks board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Ozarks board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Ozarks board of directors considered all these factors as a whole, including discussions with, and questioning of, Ozarks’ management and Ozarks’ financial advisors, and overall considered the factors to be favorable to, and to support its determination to approve entry into the merger agreement.

The Ozarks board of directors determined that the merger and the merger agreement are advisable and in the best interests of Ozarks and its shareholders. Accordingly, the Ozarks board of directors has unanimously approved the merger agreement and unanimously recommends that Ozarks shareholders vote “FOR” the Ozarks merger proposal and “FOR” the Ozarks adjournment proposal.

Opinion of Ozarks’ Financial Advisor

FIG Partners, LLC (“FIG”) delivered to the Ozarks board of directors its opinion dated October 19, 2015 that, based upon and subject to the various considerations set forth in its written opinion, the merger consideration to be paid to C&S’ stockholders is fair to the shareholders of Ozarks from a financial point of view. In requesting FIG’s advice and opinion, no limitations were imposed by Ozarks upon FIG with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of FIG’s opinion, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, are attached hereto as Appendix C. Ozarks shareholders should read this opinion in its entirety.

FIG is a nationally recognized investment banking firm and, as part of its investment banking business, it values financial institutions in connection with mergers and acquisitions, private placements and for other purposes. As a specialist in securities of financial institutions, FIG has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. The Ozarks board of directors selected FIG to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

Ozarks has agreed to pay FIG a fee for performing its financial advisory services in connection with the merger and rendering a written opinion to the Ozarks board of directors as to the fairness, from a financial point of view, of the merger consideration to Ozarks shareholders. A portion of such fee ($150,000) was paid upon the delivery of its fairness opinion to the Ozarks board of directors, and the final portion ($100,000) will be payable upon completion of the merger. Further, Ozarks has agreed to indemnify FIG against any claims or liabilities arising out of FIG’s engagement by Ozarks, including against liabilities under the federal securities laws. As part of its investment banking business, FIG is routinely engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, FIG has experience and knowledge of, the valuation of banking institutions. This opinion has been reviewed by FIG’s compliance officer consistent with internal policy. FIG has provided certain services to Ozarks and C&S during the prior two years, and has received compensation from Ozarks and C&S for such services.

FIG’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration, and, as such, does not constitute a recommendation to any Ozarks shareholder as to how the shareholder should vote at the Ozarks special shareholder meeting. The summary of the opinion of FIG set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion, which is attached hereto as Appendix C.

The following is a summary of the analyses performed by FIG in connection with its fairness opinion. Certain analyses were confirmed in a presentation to the Ozarks board of directors by FIG. The summary set forth below does not purport to be a complete description of either the analyses performed by FIG in rendering its opinion or the presentation delivered by FIG to the Ozarks board of directors, but it does summarize all of the material analyses performed and presented by FIG.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, FIG did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. FIG may have given various analyses more or less weight than other analyses. Accordingly, FIG believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors, could create an incomplete view of the process underlying the analyses set forth in its report to the Ozarks board of directors and its fairness opinion.

In performing its analyses, FIG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Ozarks. The analyses performed by FIG are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of FIG’s analysis of the fairness of the transaction consideration, from a financial point of view, to Ozarks shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

FIG’s opinion does not address the relative merits of the merger as compared to any other business combination in which Ozarks might engage. In addition, as described above, FIG’s opinion was one of many factors taken into consideration by the Ozarks board of directors in making its determination to approve the merger agreement.

During the course of its engagement, and as a basis for arriving at its opinion, FIG reviewed and analyzed material bearing upon the financial and operating conditions of Ozarks and C&S and material prepared in connection with the merger, including, among other things, the following:

•	reviewed the merger agreement and terms of the merger;

•	reviewed certain documents filed with the SEC by Ozarks;

•	reviewed the audited financial statements for Ozarks and C&S for the years 2014 and 2013;

•	reviewed recent trading activity and the market for Ozarks common stock;

•	reviewed certain historical publicly available business and financial information concerning Ozarks and C&S including, among other things, quarterly reports filed by the parties with the FDIC and the Federal Reserve;

•	reviewed certain internal financial statements and other financial and operating data concerning Ozarks and C&S;

•	analyzed certain financial projections prepared by C&S;

•	held discussions with members of the senior management of Ozarks for the purpose of reviewing the future prospects of Ozarks and C&S, including the respective businesses, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the merger;

•	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that FIG considered relevant; and

•	performed such other analyses and considered such other factors as FIG has deemed appropriate.

FIG also took into account its assessment of general economic, market and financial conditions and its experience in other transactions as well as its knowledge of the banking industry and its general experience in securities valuation.

In rendering this opinion, FIG has assumed and relied on, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the financials and other materials provided to, or discussed with, FIG by Ozarks and C&S or publicly available, including median publicly available analyst earnings estimates for Ozarks for the years ending December 31, 2015 and December 31, 2016. In that regard, FIG has assumed that the financial analysis provided to, or discussed with, FIG by Ozarks or made available by C&S or derived therefrom, including, without limitation, the Synergies and other financial forecasts have been reasonably prepared on a basis reflecting the best currently available information and judgments of Ozarks and C&S. FIG is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and has assumed that such allowances for Ozarks and C&S are in the aggregate adequate to cover such losses. FIG was not retained to and did not conduct a physical inspection of any of the properties or facilities of Ozarks and C&S. In addition, FIG has not reviewed individual credit files nor has FIG made an independent evaluation or appraisal of the assets and liabilities of Ozarks and C&S or any of their respective subsidiaries and FIG was not furnished with any such evaluations or appraisals.

Comparable Company Analysis – Community & Southern Holdings, Inc.

FIG used publicly available information to compare selected financial information for C&S to two groups of financial institutions selected by FIG, using financial information as of the most recent quarter and market data available on October 15, 2015. The first peer group consisted of nine publicly-traded U.S. commercial bank holding companies with similar operating structures to C&S.

C&S Operational Peer Group

Company	Ticker	Assets (000s)	TCE/ TA(1)	NPA/ Assets (2)	LTM ROAA(3)	LTM ROAE(4)	LTM NIM(5)
BankUnited Inc.	BKU	$21,402	9.7%	0.29%	1.02%	9.30%	4.18%
Capital Bank Financial Corp.	CBF	7,055	13.2	0.99	0.76	4.84	4.02
Talmer Bancorp Inc.	TLMR	6,418	11.7	1.35	0.98	7.84	3.80
National Bank Holdings Corp.	NBHC	4,778	13.7	0.74	0.11	0.69	3.68
State Bank Financial Corp.	STBZ	3,300	14.8	0.61	0.87	5.36	5.04
Park Sterling Corporation	PSTB	2,444	10.0	0.72	0.59	5.06	3.87
CommunityOne Bancorp	COB	2,293	11.4	2.34	7.13	82.69	3.46
Hampton Roads Bankshares	HMPR	1,991	10.2	4.10	0.42	4.25	3.22
Hamilton State Bancshares	HMBM	1,702	16.6	0.75	0.74	4.41	5.52
	Median	$3,300	11.7%	0.75%	0.76%	5.06%	3.87%
C&S	—	3,790	10.7%	1.16%	0.49%	3.86%	4.45%

(1)	Tangible common equity as a percentage of tangible assets.
(2)	Non-performing assets as a percentage of total assets.
(3)	Return on average assets over the last twelve months.
(4)	Return on average equity over the last twelve months.
(5)	Net interest margin over the last twelve months.
Source:	SNL Financial; most recent financial data as of October 15, 2015

The second group consisted of nine southeastern U.S. (AR, AL, FL, GA, LA, MS, NC, SC, TN) financial institutions with total assets between $2.0 billion and $5.0 billion, last twelve months, ROAA between 0.0% and 1.0% and a ratio of non-performing assets to total assets less than 3.0%. The table below displays selected financial information and pricing ratios for the individual companies comprising the peer group, and compares the median values for the peer group with the values for C&S.

C&S Regional Peer Group

Company	Ticker	Assets (000s)	TCE/ TA(1)	NPA/ Assets (2)	LTM ROAA(3)	LTM ROAE(4)	LTM NIM(5)
Yadkin Financial Corp.	YDKN	$4,327	9.2%	0.96%	0.89%	6.73%	4.43%
BNC Bancorp	BNCN	4,279	7.7	1.48	0.93	9.93	4.39
CenterState Banks	CSFL	3,873	10.0	1.04	0.78	6.60	4.49
State Bank Financial Corp.	STBZ	3,300	14.8	0.61	0.87	5.36	5.04
Seacoast Bank Corp. of FL	SBCF	3,234	9.2	1.51	0.45	4.36	3.48
First Bancorp	FBNC	3,212	8.2	2.68	0.81	6.63	4.22
Home Trust Bancshares, Inc.	HTBI	2,783	12.6	1.93	0.32	2.12	3.64
NewBridge Bancorp	NBBC	2,779	8.2	0.32	0.75	8.09	3.67
Park Sterling Corporation	PSTB	2,444	10.0	0.72	0.59	5.06	3.87
	Median	$3,234	9.2%	1.04%	0.78%	6.60%	4.22%
C&S	—	3,790	10.7%	1.16%	0.49%	3.86%	4.45%

(1)	Tangible common equity as a percentage of tangible assets.
(2)	Non-performing assets as a percentage of total assets.
(3)	Return on average assets over the last twelve months.
(4)	Return on average equity over the last twelve months.
(5)	Net interest margin over the last twelve months.
Source:	SNL Financial; most recent financial data as of October 15, 2015.

No company used as a comparison in the above analysis is identical to C&S. The peer analysis detailed above was used to compare the operating and financial performance of C&S to companies of similar size and in similar operating markets. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves considerations and judgments concerning differences in financial and operating characteristics of the companies and of the banking environment at the time of the opinion. Compared to its operating peers, C&S’ asset quality ratios are above the median, while capital and earnings ratios are below the median. Compared to its regional peers, C&S’ capital and asset quality ratios are above the median, while earnings ratios are below the median.

Comparable Transaction Analysis

FIG reviewed three groups of comparable merger transactions. The first group consisted of transactions announced between October 1, 2014 and October 15, 2015 that involved target banks headquartered in the U.S. with total assets between $1.0 billion and $5.0 billion and a ratio of non-performing assets to total assets less than 3.0%, (the “Comparable Transactions—National”). All consideration types were included. The group was limited to targets that were either bank holding companies, commercial banks, or savings banks/thrifts and transactions in which pricing was disclosed. This group consisted of the following 17 transactions:

Date Announced	Acquiror	Acquiror State	Target	Target State
10/13/15	Yadkin Financial Corp.	NC	NewBridge Bancorp	NC
08/04/15	FNB Corp.	FL	Metro Bancorp, Inc.	PA
05/27/15	Green Bancorp Inc.	TX	Patriot Bancshares, Inc.	TX
05/27/15	Valley National Bancorp	NJ	CNLBancshares, Inc.	FL
03/25/15	Atlantic Capital Bancshares, Inc.	GA	First Security Group, Inc.	TN
03/09/15	Western Alliance Bancorp	AZ	Bridge Capital Holdings	CA
03/02/15	PacWest Bancorp	CA	Square 1 Financial, Inc.	NC
01/06/15	Chemical Financial Corp.	MI	Lake Michigan Financial Corp.	MI
12/15/14	Northwest Bancshares, Inc.	PA	LNB Bancorp, Inc.	OH
12/15/14	UMB Financial Corp.	MO	Marquette Financial Companies	MN
12/10/14	Renasant Corp.	MS	Heritage Financial Group, Inc.	GA
12/08/14	IBERIABANK Corp.	LA	Georgia Commerce Bancshares	GA
11/21/14	MidWestOne Financial Group, Inc.	IA	Central Bancshares, Inc.	MN
11/05/14	Banner Corp.	WA	Starbuck Bancshares, Inc.	WA
11/05/14	Sterling Bancorp	NY	Hudson Valley Holding Corp.	NY
10/29/14	WesBanco, Inc.	WV	ESB Financial Corp.	PA
10/27/14	IBERIABANK Corp.	LA	Old Florida Bancshares Inc.	FL

The second group consisted of transactions announced between October 1, 2013 and October 15, 2015 that involved target banks located in the southeastern U.S. (AL, AR, FL, GA, LA, MS, NC, SC, TN) with total assets between $750.0 million and $10.0 billion and a ratio of non-performing assets to total assets of less than 3.0% (the “Comparable Transactions—Southeast”). All consideration types were included. The group was limited to targets that were either bank holding companies, commercial banks, or savings banks/thrifts and transactions in which pricing was disclosed. This group consisted of the following 14 transactions:

Date Announced	Acquiror	Acquiror State	Target	Target State
10/13/15	Yadkin Financial Corp.	NC	NewBridge Bancorp	NC
05/27/15	Valley National Bancorp	NJ	CNLBancshares, Inc.	FL
04/07/15	Pinnacle Financial Partners	TN	CapitalMark Bank & Trust	TN
03/25/15	Atlantic Capital Bancshares, Inc.	GA	First Security Group, Inc.	TN
03/02/15	PacWest Bancorp	CA	Square 1 Financial, Inc.	NC
12/10/14	Renasant Corp.	MS	Heritage Financial Group, Inc.	GA
12/08/14	IBERIABANK Corp.	LA	Georgia Commerce Bancshares	GA
10/27/14	IBERIABANK Corp.	LA	Old Florida Bancshares, Inc.	FL
06/10/14	First Citizens Bancshares, Inc.	NC	First Citizens Bancorp	SC
05/08/14	Valley National Bancorp	NJ	1st United Bancorp, Inc.	FL
05/06/14	Simmons First National Corp.	AR	Community First Bancshares, Inc.	TN
01/30/14	Bank of the Ozarks, Inc.	AR	Summit Bancorp, Inc.	AR
01/27/14	Yadkin Financial Corporation	NC	VantageSouth Bancshares	NC
01/13/14	IBERIABANK Corp.	LA	Teche Holding Company	LA

The third group consisted of transactions announced between October 1, 2014 and October 15, 2015 that involved target banks located in one of the Southeast’s 25 most populated MSAs with total assets between $500.0 million and $10.0 billion and a ratio of non-performing assets to total assets of less than 3.0% (the “Comparable Transactions – Major Southeast Markets”). All consideration types were included. The group was limited to targets that were either bank holding companies, commercial banks, or savings banks/thrifts and transactions in which pricing was disclosed. This group consisted of the following eight transactions:

Date Announced	Acquiror	Acquiror State	Target	Target State
10/13/15	Yadkin Financial Corp.	NC	NewBridge Bancorp	NC
08/04/15	BNC Bancorp	NC	Southcoast Financial Corp.	SC
06/17/15	Home BancShares, Inc.	AR	Florida Business BancGroup	FL
05/27/15	Valley National Bancorp	NJ	CNLBancshares, Inc.	FL
04/28/15	Pinnacle Financial Partners, Inc.	TN	Magna Bank	TN
12/08/14	IBERIABANK Corp.	LA	Georgia Commerce Bancshares	GA
10/27/14	IBERIABANK Corp.	LA	Old Florida Bancshares, Inc.	FL
10/03/14	IBERIABANK Corp.	LA	Florida Bank Group, Inc.	FL

FIG calculated the medians of the following relevant transaction ratios in the Comparable Transactions – National, Comparable Transactions – Southeast and Comparable Transactions – Major Southeast Markets: the multiple of the offer value to the acquired company’s tangible book value; the multiple of the offer value to the acquired company’s last twelve months’ net income; the multiple of the offer value to the acquired company’s total assets; and the tangible book value premium to core deposits. Multiples for target companies’ forward year earnings were not available, so FIG used the median last twelve months’ earnings multiple and discounted it by 12.0% to estimate the forward earnings multiple. FIG compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at approximately $799.6 million, or $20.50 per fully diluted C&S share. In calculating the multiples for the merger, FIG used C&S’ tangible book value, annualized year to date net income, budgeted net income for 2016, total assets, and total core deposits as of June 30, 2015. The results of this analysis are as follows:

Dollars in thousands, except per share amounts		Comparable Transactions – National
Valuation Metric	C&S Value ($000s)	Median Multiple	Aggregate Value ($000s)	Value Per Share(5)
Tangible common equity(1)	$381,051	188.0%	$716,262	$19.39
2015 Annualized Net Income(2)	$22,068	22.7x	$500,171	$13.54
2016 Projected Earnings(3)	$46,374	19.9x	$924,939	$25.03
Total assets(1)	$4,370,589	16.0%	$701,042	$18.97
Core deposits(4)	$2,599,372	10.9%	$664,343	$17.98
	Ranges of Values:	Minimum	$500,171	$13.54
		Maximum	$924,939	$25.03
		Midpoint	$729,678	$19.75

(1)	C&S June 30, 2015 data adjusted to include acquisition of CertusBank branches on October 9, 2015.
(2)	Compared last twelve months’ price to earnings for comparable transactions to year to date annualized earnings of C&S.
(3)	Forward price to earnings multiple was derived by discounting last twelve months’ earnings multiple by 12.0%.
(4)	Excludes certificates of deposits greater than $100,000.
(5)	Based on C&S shares outstanding of 36,949,266 as of June 30, 2015.
Source: SNL Financial

Dollars in thousands, except per share amounts		Comparable Transactions – Regional
Valuation Metric	C&S Value ($000s)	Median Multiple	Aggregate Value ($000s)	Value Per Share(5)
Tangible common equity(1)	$381,051	176.8%	$673,698	$18.23
2015 Annualized Net Income(2)	$22,068	22.4x	$493,992	$13.37
2016 Projected Earnings(3)	$46,374	19.7x	$913,512	$24.72
Total assets(1)	$4,370,589	17.0%	$741,033	$20.06
Core deposits(4)	$2,599,372	11.1%	$669,191	$18.11
	Ranges of Values:	Minimum	$493,992	$13.37
		Maximum	$913,512	$24.72
		Midpoint	$709,973	$19.21

(1)	C&S June 30, 2015 data adjusted to include acquisition of CertusBank branches on October 9, 2015.
(2)	Compared last twelve months’ price to earnings for comparable transactions to year to date annualized earnings of C&S.
(3)	Forward price to earnings multiple was derived by discounting last twelve months’ earnings multiple by 12.0%.
(4)	Excludes certificates of deposits greater than $100,000.
(5)	Based on C&S shares outstanding of 36,949,266 as of June 30, 2015.
Source: SNL Financial

Dollars in thousands, except per share amounts		Comparable Transactions – Major SE Markets
Valuation Metric	C&S Value ($000s)	Median Multiple	Aggregate Value ($000s)	Value Per Share(5)
Tangible common equity(1)	$381,051	189.6%	$722,301	$19.55
2015 Annualized Net Income(2)	$22,068	22.4x	$493,992	$13.37
2016 Projected Earnings(3)	$46,374	19.7x	$913,512	$24.72
Total assets(1)	$4,370,589	18.4%	$802,877	$21.73
Core deposits(4)	$2,599,372	12.2%	$698,304	$18.90
	Ranges of Values:	Minimum	$493,992	$13.37
		Maximum	$913,512	$24.72
		Midpoint	$743,370	$20.12

(1)	C&S June 30, 2015 data adjusted to include acquisition of CertusBank branches on October 9, 2015.
(2)	Compared last twelve months’ price to earnings for comparable transactions to year to date annualized earnings of C&S.
(3)	Forward price to earnings multiple was derived by discounting last twelve months’ earnings multiple by 12.0%.
(4)	Excludes certificates of deposits greater than $100,000.
(5)	Based on C&S shares outstanding of 36,949,266 as of June 30, 2015.
Source: SNL Financial

The Comparable Transactions – National group suggested a range of value of $13.54 to $25.03, with a midpoint of $19.75. The Comparable Transactions – Southeast group suggested a range of value of $13.37 to $24.72, with a midpoint of $19.21. The Comparable Transactions – Major Southeast Markets group suggested a range of value of $13.37 to $24.72, with a midpoint of $20.12. FIG noted that the merger consideration of $20.50 per fully diluted share was within the range of values suggested by the comparable transaction analysis.

Discounted Cash Flow Analysis

FIG estimated the value of C&S common stock by calculating the present value of its projected future earnings stream and projected future equity. Ozarks provided FIG with C&S’ internal financial projections for the years 2015, 2016 and 2017, and FIG projected net income for the years 2018 and 2019, and estimated tangible book value for the years 2015, 2016, 2017, 2018 and 2019.

Neither C&S nor any of its representatives nor any other recipient of the C&S financial projections considered, or now considers, those projections to be necessarily predictive of actual future results. The information reflects numerous estimates and assumptions made with respect to business, economic, market, regulatory and financial conditions and matters specific to C&S’ business and the merger, all of which are difficult to predict and many of which are beyond C&S’ control. The information also reflects assumptions as to certain business decisions that are subject to change. C&S has not provided FIG nor any other person any assurance that the foregoing projections and the underlying estimates and assumptions will be realized. The C&S financial projections are unaudited and neither C&S’ independent auditors, nor any other independent accountants, have compiled, examined, reviewed or performed any procedures with respect to such projections, nor have they expressed any opinion or any other form of assurance on such information.

FIG applied price to tangible book value ratios ranging from 160% to 200% of the C&S estimated tangible book value in 2019 and price to earnings multiples ranging 18x to 22x the C&S 2019 estimated earnings to derive two unique terminal values. The present value of these terminal amounts were then calculated based on a range of discount rates of 10% to 14%. The discount rates selected by FIG were intended to reflect different assumptions regarding the required rates of return for holders of C&S common stock. The present value of the terminal values was then added to the present value of the earnings stream for 2015 through 2019 to derive a total value based on discounted cash flows. The two analyses and the underlying assumptions yielded a range of values for C&S stock as indicated below.

		Price / Tangible Book Value Terminal Multiples – Sensitivity Table(1)
		1.60 x	1.70 x	1.80 x	1.90 x	2.00 x
Discount Rate	10.0%	$18.17	$19.30	$20.44	$21.57	$22.71
	11.0%	$17.44	$18.53	$19.62	$20.71	$21.80
	12.0%	$16.75	$17.80	$18.84	$19.89	$20.94
	13.0%	$16.09	$17.10	$18.11	$19.11	$20.12
	14.0%	$15.47	$16.43	$17.40	$18.37	$19.34

		Price / Earnings Acquisition Multiples – Sensitivity Table(1)
		18.0 x	19.0 x	20.0 x	21.0 x	22.0 x
Discount Rate	10.0%	$24.05	$25.39	$26.72	$28.06	$29.40
	11.0%	$23.09	$24.37	$25.66	$26.94	$28.22
	12.0%	$22.18	$23.41	$24.64	$25.87	$27.11
	13.0%	$21.31	$22.49	$23.68	$24.86	$26.04
	14.0%	$20.48	$21.62	$22.76	$23.89	$25.03

(1)	Based on C&S shares outstanding of 36,949,266 as of June 30, 2015.

FIG assigned the greatest significance to the terminal values represented by 180% of the 2019 estimated tangible book value and 20x the 2019 estimated earnings. The consideration of $20.50 paid by OZRK to C&S is slightly above the indicated range on a tangible book value basis using a terminal multiple of 180% and slightly below the indicated range using a price to earnings multiple of 20x. When taking into account the full range of discount rates and multiples, the consideration paid to C&S falls within this range.

Pro Forma Financial Impact

FIG performed a pro forma merger analysis that combined projected income statement and balance sheet information of Ozarks and C&S. FIG analyzed the estimated financial impact of the merger on certain projected financial results for Ozarks and C&S and financial forecasts and projections relating to the earnings of Ozarks, which were derived by FIG from publicly available consensus estimates, and C&S, which were derived from projections prepared by C&S’ management, and pro forma assumptions (including, without limitation, purchase accounting adjustments, cost savings and related expenses), which, in the case of Ozarks were derived by FIG from publicly available information and, in the case of C&S, were derived by FIG from information prepared by Ozarks’ management. FIG discussed with Ozarks’ management each of the balance sheet estimates of C&S and certain financial forecasts and projections relating to C&S’ earnings. This analysis indicated that the merger could be immediately accretive to Ozarks’ estimated EPS and immediately accretive to Ozarks’ estimated tangible book value per share. For all of the above analysis, the actual results achieved by Ozarks following the merger may vary from the projected results, and the variations may be material.

As described above, based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, FIG determined that the merger consideration was fair, from a financial point of view, to Ozarks’ shareholders. FIG’s opinion and presentation to the Ozarks board of directors were among the many factors taken into consideration by the Ozarks board of directors in making its determination to approve the merger, and to recommend that Ozarks’ shareholders approve the merger.

THE MERGER AGREEMENT

The description of the merger and the merger agreement contained in this joint proxy statement/prospectus describes what we believe are the material terms of the merger agreement. This summary description, however, is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A and incorporated herein by reference.

General

The merger agreement provides for the merger of C&S with and into Ozarks, with Ozarks being the surviving company. If Ozarks shareholders and C&S’ stockholders approve and adopt the merger agreement at their respective special meetings, and if the required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived (to the extent permitted by law), we anticipate that the merger will be completed late in the first quarter of 2016 or in the second quarter of 2016, although delays could occur. As a result of the merger, holders of C&S common stock will be entitled to receive the merger consideration consisting of shares of Ozarks common stock, plus cash in lieu of any fractional share interest, and such holders will no longer be owners of C&S common stock. As a result of the merger, certificates for C&S common stock will only represent the right to receive the merger consideration pursuant to the merger agreement, and otherwise will be null and void after completion of the merger.

Merger Consideration, Purchase Price and Purchase Price Adjustments

If the merger agreement is approved and adopted and the merger is subsequently completed, on and after the effective time of the merger, C&S stockholders will be entitled to receive their pro rata portion of the aggregate merger consideration, which is based on the aggregate purchase price of $799,595,013, subject to possible adjustment as described herein. The purchase price will be adjusted downward, on a dollar-for-dollar basis, by the amount that C&S’ closing consolidated net book value, as defined in the merger agreement, is less than $437 million as of the business day that is closest to 10 calendar days prior to the closing date (the “determination date”).

The precise dollar value of your merger consideration and the number of shares of Ozarks common stock that you will receive depends upon the market price of Ozarks common stock prior to closing and the aggregate purchase price.

When the merger is completed, and assuming that C&S’ closing consolidated net book value is at least $437 million on the determination date, then the holder of a share of C&S common stock will be entitled to receive merger consideration having a value of $20.50, payable in a number of shares of Ozarks common stock equal to $20.50 divided by the volume weighted average price of Ozarks common stock for the 15 consecutive trading days ending on the second business day preceding the closing of the merger (the “Ozarks average stock price”), subject to a minimum and maximum price equal to $34.10 and $56.84, respectively (the “exchange ratio”).

C&S’ closing consolidated net book value will be calculated as C&S’ unaudited consolidated net stockholders’ equity determined in accordance with GAAP as of the determination date, but without giving effect to the following items: (i) the after-tax impact of any negative provision for loan and lease losses related to non-purchased credit-impaired loans for the period between June 30, 2015 and the determination date, which provision would otherwise have the effect of decreasing the allowance for loan and lease losses; provided, however, any negative provision resulting from the resolution of a loan for which a specific allowance for loan and lease losses has been calculated as of June 30, 2015 where the resolution creates a reduction of such specific calculated allowance in excess of the loss actually incurred on the loan, shall be reflected in the closing consolidated net book value; (ii) the after-tax impact of any negative provision for loan and lease losses related to a pool of purchased credit-impaired loans net of any related adjustment to the FDIC receivable for such loan pool for the period between June 30, 2015 and the determination date, which negative provision would otherwise have the effect of decreasing the allowance for loan and lease losses for such loan pool and decreasing the FDIC receivable for such loan pool; (iii) the after-tax impact of any of the actions or changes taken only to comply with certain coordination procedures required by the merger agreement, which would otherwise not have been taken or required to be taken; (iv) up to $7.5 million (before any tax impact) of accruals for any change-of-control payments pursuant to the employment, retention and change-of-control agreements currently in effect; (v) any increase in C&S’ consolidated net stockholders equity resulting from the issuance of C&S common stock after June 30, 2015; (vi) up to $4.0 million (before any tax impact) of losses relating to the termination of all FDIC loss share agreements; (vii) up to $4.0 million (before any tax impact) of transaction expenses incurred in connection with C&S’ purchase and assumption of certain assets and liabilities of CertusBank, N.A., which transaction closed on October 9, 2015; and (viii) up to $12.0 million (before any tax impact) of decreases in the fair market value of C&S’ aggregate “available for sale” investment securities after June 30, 2015. In addition, for purposes of calculating the closing consolidated net book value, C&S must include reductions for the after tax amount of any: (a) fees and commissions payable to any broker, finder, financial advisor or investment banking firm; (b) any legal and accounting fees incurred in connection with the merger and any related SEC and regulatory filings, including any printing expenses and SEC filing fees; (c) costs expected to be incurred by Ozarks after the merger related to any environmental clean-up matters, as provided in the merger agreement; (d) the aggregate amount of the “mark-to-market” unrealized gain or loss with respect to C&S securities classified as “held to maturity” based on the closing securities valuation; and (e) the costs, expenses or other payments in excess of the monetary limits listed in items (iv), (vi), (vii) and (viii) above.

The calculation date for the closing consolidated net book value will occur subsequent to the date of the C&S special meeting of stockholders, and if the closing consolidated net book value is less than $437 million on the determination date, the aggregate merger consideration to be received by the C&S stockholders will be adjusted downward. As of the date of this joint proxy statement/prospectus, C&S’ consolidated net book value, calculated in accordance with the above formula, continues to exceed $437 million, and if the closing of the merger were to occur on the date of this joint proxy statement/prospectus, no adjustment to the purchase price would be made.

The following table provides a sensitivity analysis of potential adjustments to the merger consideration based on changes in C&S’ closing consolidated net book value.

C&S’ Closing Consolidated Net Book Value on the Determination Date
(Dollars in thousands, except for per share amounts)
	$337,000	$357,000	$377,000	$397,000	$417,000	$437,000	$457,000
Aggregate Purchase Price	$699,595	$719,595	$739,595	$759,595	$779,595	$799,595	$799,595
Per Share Merger Consideration(1)	$17.94	$18.45	$18.96	$19.47	$19.99	$20.50	$20.50

(1)	Assumes that immediately prior to the effective time of the merger there were (i) 36,949,266 shares of C&S common stock issued and outstanding, (ii) 169,300 outstanding C&S restricted stock units, (iii) 30,926 outstanding C&S deferred stock units, (iv) 3,450,818 outstanding C&S stock options with a weighted average exercise price of $10.37 per share, and (v) 285,970 outstanding C&S warrants with an exercise price of $10.00 per share.

C&S expects that in the ordinary course of business, which C&S’ management believes will be the case, C&S’ closing consolidated net book value at the determination date will be at least $437 million, which would not result in any downward adjustment to the purchase price. However, in the event of an extraordinary set of circumstances which C&S’ management does not currently expect, C&S’ closing consolidated net book value could be significantly less than $437 million. In such extraordinary circumstances, and assuming that Ozarks did not elect to exercise its termination rights under the merger agreement in the event a material adverse change in C&S had occurred, the per share merger consideration to C&S stockholders could be significantly lower than $20.50 per share, and if the closing consolidated net book value were to drop to as low as negative $362 million, then C&S stockholders could receive zero for their C&S common stock.

Further, the value of Ozarks common stock paid as consideration in the merger could cause the aggregate merger consideration to be higher or lower than the purchase price, depending on whether the Ozarks average stock price used in determining the exchange ratio is higher than $56.84 per share or lower than $34.10 per share. If such price is higher than $56.84, C&S stockholders will receive more shares of Ozarks common stock than they otherwise would if there were no cap on the weighted average stock price used in determining the exchange ratio. Conversely, if the Ozarks average stock price is lower than $34.10 per share, C&S stockholders will receive fewer shares of Ozarks common stock than they otherwise would if there were no floor on the weighted average price used in determining the exchange ratio.

Treatment of C&S Equity Awards

As of the date of the merger agreement, there were 169,300 outstanding C&S restricted stock units, 30,926 outstanding C&S deferred stock units, 3,450,818 outstanding C&S stock options with a weighted average exercise price of $10.37 per share, and 285,970 outstanding C&S warrants with an exercise price of $10.00 per share.

Pursuant to the merger agreement, immediately prior to the effective time of the merger, each option to acquire shares of C&S common stock that is outstanding and unexercised, shall become fully vested and exercisable to the extent unvested, and the holders of such options shall be given the opportunity to exercise their options, effective immediately prior to the effective time of the merger, and thereby to become C&S stockholders, entitled to receive the merger consideration. C&S may provide for the cashless exercise of such options, although no shares may be withheld to satisfy any tax withholding obligations. At the effective time of the merger, each option or warrant to acquire shares of C&S common stock that was outstanding immediately prior to closing and remains unexercised will be cancelled and converted into the right to receive shares of Ozarks common stock equal to the quotient obtained by dividing (1) the product of (x) the number of shares of C&S common stock subject to such stock option or warrant, as the case may be and (y) the excess, if any, of the C&S fully diluted stock price (currently estimated to be $20.50) over the per share exercise price, as set forth in such holder’s award agreement by (2) the Ozarks average stock price, less applicable tax withholding. In addition, at the effective time of the merger, each C&S restricted stock unit and each C&S deferred stock unit that was outstanding immediately prior to closing will vest in full and be cancelled and entitle the holder to receive shares of Ozarks common stock equal to the product of (i) the number of C&S shares underlying such award, multiplied by (ii) the exchange ratio, less applicable tax withholding. A holder of C&S stock options, restricted stock units and/or deferred stock units may elect to satisfy any required tax withholding by reducing the number of shares of Ozarks common stock otherwise deliverable to him or her, with the value of such shares to be based on Ozarks average stock price.

Procedure for Exchanging Certificates

Prior to the effective time of the merger, Ozarks will deposit with the exchange agent, Bank of the Ozarks Trust and Wealth Management Division, certificates representing the shares of Ozarks common stock and the estimated amount of cash to be paid in lieu of fractional shares of Ozarks common stock and, if applicable, cash in an aggregate amount sufficient to make the appropriate payment to the holders of any dissenting shares.

No later than one business day after the closing date, provided that C&S has delivered to the exchange agent all information necessary for the exchange agent to perform its obligations, the exchange agent will mail a letter of transmittal to each holder of C&S common stock that will include detailed instructions on how such holder may exchange such holder’s C&S common shares for shares of Ozarks’ common stock to be received in the merger pursuant to the terms of the merger agreement. Prior to the effective time of the merger, Ozarks will instruct the exchange agent to promptly pay such merger consideration within two business days, or as promptly as practicable thereafter, upon receipt of a properly completed letter of transmittal.

You will not receive any fractional shares of Ozarks common stock in connection with the merger. Instead, you will be paid cash in an amount equal to the fraction of a share of Ozarks common stock otherwise issuable upon conversion, multiplied by the Ozarks average stock price, determined as indicated above. No interest will be paid on any merger consideration that any such holder shall be entitled to receive.

At and after the effective time of the merger, each certificate or book-entry representing shares of C&S common stock, until so surrendered and exchanged, will evidence only the right to receive, without interest, the merger consideration, including any dividend or other distribution with respect to Ozarks common stock with a record date after the effective time of the merger. The stock transfer books of C&S will be closed immediately at the effective time of the merger and after the effective time there will be no transfers on the stock transfer records of C&S of any shares of C&S common stock. Ozarks will be entitled to rely on C&S’ stock transfer books to establish the identity of those persons entitled to receive the merger consideration. If a certificate for C&S common stock has been lost, stolen, or destroyed, the exchange agent will issue shares of Ozarks common stock under the merger agreement upon receipt of an affidavit of that fact by the claimant, an indemnity agreement and the posting by such person of a bond in such amount as Ozarks determines is reasonably required as indemnity.

Each of Ozarks and the exchange agent will be entitled to deduct and withhold from the cash in lieu of fractional shares payable to any holder of C&S common stock the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If Ozarks or the exchange agent withholds any amounts upon remittance of those amounts to the appropriate governmental authority, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Interests of C&S Executive Officers and Directors in the Merger

Certain of C&S’ officers and directors have financial and other interests in the merger as individuals in addition to, or different from, their interests as stockholders of C&S, as described in more detail below. The C&S board of directors was aware of these interests and considered them in its decision to approve the merger agreement.

Indemnification

Pursuant to the merger agreement, Ozarks and C&S agreed that from and after the effective time of the merger, Ozarks will, for a period of six years, indemnify, defend and hold harmless each present and former officer and director of C&S to the fullest extent currently provided under the certificate of incorporation and/or bylaws of C&S, to the extent permitted by applicable law, if such claim pertains to any matter arising, existing or occurring at or before the effective time of the merger, regardless of whether such claim is asserted or claimed before or after the effective time of the merger.

Officers’ and Directors’ Liability Insurance

Ozarks and C&S have agreed that for a period of six years after the effective time of the merger Ozarks will use its commercially reasonable best efforts to maintain an officers’ and directors’ liability insurance policy for present and former officers and directors of C&S, providing substantially similar coverage to that offered under C&S’ existing officers’ and directors’ liability insurance policy.

C&S Employment Agreements

C&S Bank has employment agreements with the following executive officers of C&S: Pat Frawley (Chief Executive Officer), Mark Abernathy (President), David Edwards (Chief Credit Officer), Steve Stone (Chief Strategy Officer and General Counsel), Tony Valduga (Chief Financial Officer) and Don Hooper (Executive Vice President). Under these employment agreements, in the event of a termination without cause or a resignation for good reason within 18 months after a change in control, C&S Bank shall pay to the executive an amount equal to two times, with respect to Messrs. Frawley and Abernathy, or one and one-half times, with respect to Messrs. Edwards, Stone, Valduga and Hooper, the then-current base annual salary plus the average annual bonus received by the executive during the three year period prior to the termination, payable in a single lump sum. In addition, if the executive elects to continue participation in any group medical, dental, vision and/or prescription drug plan benefits to which he and/or his eligible dependents would be entitled under COBRA, then, during the period that the executive would be entitled to such COBRA coverage, C&S will pay the excess of (i) the COBRA cost of such coverage over (ii) the amount that the executive would have had to pay for such coverage if he had remained employed during the coverage period and paid the active employee rate for such coverage. A “change in control” as defined under the employment agreements includes the completion of the merger with Ozarks. Payments under the employment agreements will be decreased as necessary to avoid excess parachute payments under Section 280G of the Code. Prior to the closing of the merger, C&S Bank and Bank of the Ozarks intend to enter into termination agreements with each of Messrs. Frawley, Abernathy, Stone, Edwards, Valduga and Hooper, which will provide for termination of the C&S employment agreements at the effective time of the merger and payment of the full change in control payment calculated in accordance with the respective employment agreement.

The following table sets forth the amount C&S Bank will pay each executive officer immediately prior to the closing of the merger in accordance with each executive officer’s employment agreement. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in this document, and do not reflect certain compensation actions that may occur before the completion of the merger. As a result of the foregoing assumptions, the actual amounts to be received by such executive officers may differ from the amounts set forth below.

Name	Change in Control Payments Under C&S Employment Agreements(1)
Pat Frawley, Chief Executive Officer	$1,558,861
Mark Abernathy, President	$1,121,862
David Edwards, Chief Credit Officer	$608,932
Steve Stone, Chief Strategy Officer and General Counsel	$674,454
Tony Valduga, Chief Financial Officer	$594,968
Don Hooper, Executive Vice President	$580,352

(1)	For purposes of calculating the 3-year average bonus used in determining the change in control payment, amounts were calculated using estimated bonuses for fiscal year 2015 based on target performance levels.

Outstanding Equity Awards

At the effective time of the merger, each outstanding and unexercised C&S stock option, restricted stock unit, deferred stock unit and warrant to acquire shares of C&S common stock will be cancelled and converted into the right to receive shares of Ozarks common stock as described above under “– Treatment of C&S Equity Awards.” The following table sets forth the value to be received by each executive officer and director of C&S in connection with the cancellation of stock options, restricted stock units, deferred stock units and/or warrants held by each such person, or their affiliates, as of November 30, 2015.

Executive Officers

	Vested Options(1)		Unvested Options(1)		Restricted Stock Units(1)		Deferred Stock Units(1)
	#	Value(2)	#	Value(2)	#	Value(3)	#	Value(3)
Pat Frawley	987,093	$10,021,799	48,507	$469,387	8,000	$164,000	10,600	$217,300
David Edwards	309,721	$3,052,062	23,811	$250,013	25,000	$512,500	4,225	$86,613
Don Hooper	295,423	$2,781,818	38,109	$400,149	13,000	$266,500	1,025	$21,013
Steve Stone	295,423	$2,781,818	38,109	$400,149	25,000	$512,500	3,333	$68,327
Tony Valduga	66,442	$638,515	8,558	$72,745	30,000	$615,000	5,000	$102,500
Mark Abernathy	60,616	$354,341	39,384	$359,880	27,000	$553,500	5,760	$118,080

Total	2,014,717	$19,630,354	196,479	$1,952,323	128,000	$2,624,000	29,943	$613,832

(1)	All vesting calculations are calculated as of November 30, 2015. As of November 30, 2015, all issued and outstanding restricted stock units were unvested and all issued and outstanding warrants and deferred stock units were vested.
(2)	Option values are derived by multiplying the number of options by the excess, if any, of the C&S fully diluted stock price (currently estimated to be $20.50) over the per share exercise price of each option grant.
(3)	Values are derived by multiplying the number of units outstanding by the C&S fully diluted stock price (currently estimated to be $20.50).

Directors

	Vested Options(1)		Unvested Options(1)		Warrants(1)
	#	Value(2)	#	Value(2)	#	Value(3)
Peter Aronson(4)	42,896	$450,408	—	—	—	—
Chris Casciato(5)	42,896	$450,408	—	—	285,970	$5,862,385
Paul Guenther	71,493	$750,676	—	—	—	—
John Spiegle	85,791	$900,805	—	—	—	—
Mike McGovern	57,194	$600,537	—	—	—	—
Joe Edwards	57,194	$600,537	—	—	—	—
Stewart Brown	57,194	$600,537	—	—	—	—
Jay Noyes	57,194	$600,537	—	—	—	—
Mike Starr	33,376	$185,032	23,818	$226,268	—	—
Milton Little	33,376	$185,032	23,818	$226,268	—	—

Total	538,604	$5,324,511	47,636	$452,538	285,970	$5,862,385

(1)	All vesting calculations are calculated as of November 30, 2015.
(2)	Option values are derived by multiplying the number of options by the excess, if any, of the C&S fully diluted stock price (currently estimated to be $20.50) over the per share exercise price of each option grant.
(3)	The value shown for the outstanding warrants is derived by multiplying the number of warrants by the excess, if any, of the C&S fully diluted stock price (currently estimated to be $20.50) over the per share exercise price for such warrants.
(4)	Option grants were awarded to Westport Capital.
(5)	Option grants and warrants were awarded to Lightyear Capital.

Employee Matters

Each individual who is an employee of C&S or C&S Bank as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of Ozarks or Bank of the Ozarks.

All C&S employees who become employees of Ozarks or Bank of the Ozarks at the effective time of the merger will be entitled to participate in Ozarks’ benefit plans to the same extent as similarly situated Ozarks employees and, to the extent allowable, will be given credit for their service at C&S. Ozarks will also use commercially reasonable efforts to cause each such Ozarks benefit plan to waive any waiting periods, evidence of insurability requirements, and the application of any pre-existing condition limitations. Any employee of C&S who is terminated without cause within 180 days after the effective time of the merger and who does not receive a severance payment in connection with the merger will receive a severance payment equal to one week of base weekly pay for each year of completed employment service with C&S (or its predecessor), with a minimum severance payment equal to two weeks of base pay and a maximum severance payment equal to twelve weeks of base pay, subject to execution by the employee of any required general release and waiver of all claims.

Management and Operations After the Merger

Upon closing of the merger between C&S and Ozarks, the separate existence of C&S will cease. The directors and officers of Ozarks and Bank of the Ozarks immediately prior to the merger will continue as directors and officers of Ozarks and Bank of the Ozarks, respectively, after the merger.

Under the terms of the merger agreement, the articles of incorporation and bylaws of Ozarks will be the articles of incorporation and bylaws of the combined entity which will retain the name of Bank of the Ozarks, Inc. Ozarks, as the resulting entity, will continue to operate under its policies, practices and procedures currently in place. Upon completion of the merger, all assets and property owned by C&S will immediately become the property of Ozarks.

Representations and Warranties

The merger agreement includes customary representations and warranties of Ozarks and C&S relating to their respective businesses that are made as of the date of the merger agreement and as of the closing date of the merger. The representations and warranties of each of Ozarks and C&S have been made solely for the benefit of the other party. Stockholders are not third-party beneficiaries under the merger agreement. In addition, these representations and warranties:

•	have been qualified by information set forth in confidential disclosure schedules delivered in connection with signing the merger agreement – the information contained in those schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate; and

•	are in some cases subject to a materiality standard described in the merger agreement which may differ from what may be viewed as material by you.

The representations and warranties by Ozarks and C&S include, among other things:

•	the organization, existence, and corporate power and authority of each of the companies;

•	the capitalization of each of the companies;

•	the status of subsidiaries;

•	the corporate power and authority to consummate the merger;

•	the regulatory approvals required to consummate the merger;

•	the absence of conflicts with and violations of law;

•	the absence of any undisclosed liabilities of C&S;

•	the absence of adverse material litigation with respect to C&S;

•	accuracy of information in Ozarks’ and C&S’ financial statements;

•	the existence, performance and legal effect of certain contracts and insurance policies of C&S;

•	the filing of tax returns, payment of taxes and other tax matters by each party;

•	labor and employee benefit matters of C&S;

•	compliance with applicable environmental laws by C&S; and

•	the status of tangible property, intellectual property, certain loans and non-performing and classified assets of C&S.

Conduct of Business Pending the Merger

The merger agreement contains various restrictions on the operations of C&S before the effective time of the merger. In general, the merger agreement obligates C&S and C&S Bank to conduct its business in the usual, regular and ordinary course of business consistent with past practice. In addition, C&S and C&S Bank have agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, without the prior written consent of Ozarks, neither will, among other things:

•	Issue, sell, pledge, or otherwise dispose of any shares of its capital stock, any substantial part of its assets or earning power, or any asset other than in the ordinary course of business;

•	Declare or pay any dividends or make other distributions in respect of its capital stock, other than payments from C&S Bank to C&S;

•	Amend any existing employment, severance or similar contract, or enter into any new such contract except as contemplated by the merger agreement;

•	Grant any increase in compensation or benefits to its officers or other employees or pay any bonus except as contemplated by the merger agreement;

•	Hire any new employee, except for at-will employees with an annual salary not in excess of $50,000 to fill vacancies that may arise from time to time in the ordinary course of business;

•	Adopt any new employee benefit plan or make any material change to any existing employee benefit plan, except as contemplated by the merger agreement or as may be required by law or that is made to satisfy contractual obligations;

•	Enter into transactions with officers, directors or affiliates of C&S other than compensation or business expense reimbursement in the ordinary course of business or as otherwise contemplated in the merger agreement;

•	Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any assets, deposits, business or properties or release any indebtedness owed to C&S or any of its subsidiaries, except in the ordinary course of business;

•	Acquire all or any portion of the assets, business, deposits or properties of any other entity, other than in connection with, among other things, good faith foreclosures in the ordinary course of business, or except as specifically approved by Ozarks;

•	Make any capital expenditures in amounts exceeding $50,000 individually or $100,000 in the aggregate;

•	Amend its certificate of incorporation or bylaws;

•	Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by law or GAAP;

•	Enter into, amend, modify, terminate or waive any material provision of any material contract, lease or insurance policy;

•	Other than settlement of foreclosure actions in the ordinary course of business, settle any action, suit, claim or proceeding that involves payment by C&S in excess of $25,000 individually, or $100,000 in the aggregate or that would impose any material restriction on the business of C&S or any of its subsidiaries;

•	Enter into any new material line of business, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies;

•	Enter into any derivative transaction;

•	Incur any additional debt obligation or other obligation for borrowed money (other than creation of deposit liabilities, purchases of federal funds, purchases of Federal Home Loan Bank advances that have a maturity under twelve months and a cost less than 0.5%, and purchases of brokered certificates of deposit that have a maturity under twelve months and a cost less than 0.5%, which are in the ordinary course of its business);

•	Acquire, sell or otherwise dispose of any investment securities, other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, or change the classification method for any investment securities;

•	Other than in connection with the CertusBank acquisition, make any material changes to deposit pricing;

•	Except as is contemplated in the merger agreement, make, renew, renegotiate, increase, extend or modify any unsecured loan in excess of $100,000, any loan secured by other than a first lien in excess of $200,000, any loan in excess of regulatory loan-to-value ratios, any secured loan over $5,000,000, any loan that would result in the outstanding credit to any borrower being over $8,000,000, or any loan that is not made in conformity with C&S’ ordinary course lending policies and guidelines in effect as of the merger agreement date or sell any pool of loans in excess of $5,000,000;

•	Acquire any servicing rights, or sell or otherwise transfer any loan where C&S or any of its subsidiaries retains any servicing rights;

•	Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof;

•	Make, in any manner different from C&S’ prior custom or practice, or change any material tax election, file any amended tax return, enter into any material closing agreement, settle or compromise any material liability with respect to taxes, agree to any material adjustment of any tax attribute, file any claim for a material refund of taxes, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to $10,000 or more in taxes or $25,000 or more of taxable income;

•	Commit any act or omission which constitutes a material breach or default by C&S or any of its subsidiaries under any agreement with any governmental authority or under any material contract, lease or other material agreement or material license;

•	Foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I Environmental Site Assessment of the property or foreclose on or take deed or title to any real estate other than single-family properties if such environmental assessment indicates the presence or likely presences of any hazardous substance;

•	Except as is contemplated in the merger agreement, repurchase or acquire any shares of its capital stock;

•	Merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

•	Commit any act or omission that would constitute a material breach under any material agreement; or

•	Relocate, close or open any branch facility, loan production or servicing facility.

In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information and each party’s agreement to use its commercially reasonable efforts to obtain all required consents.

Further, C&S has agreed to use its commercially reasonable efforts to obtain from each C&S stockholder who is a party to the Stockholders’ Agreement dated as of January 20, 2010 by and among C&S and its stockholders (the “C&S stockholders’ agreement”), and deliver to Ozarks no later than ten days prior to the closing, an executed counterpart to a termination agreement that provides for the termination of the C&S stockholders’ agreement effective upon the closing. Likewise the Registration Rights Agreement dated as of January 20, 2010 between C&S and each C&S stockholder who is a party to the Registration Rights Agreement will be terminated effective immediately prior to the closing.

Conditions to the Merger

The respective obligations of Ozarks and C&S to complete the merger are subject to various conditions prior to the merger. The conditions include the following:

•	the accuracy of the representations and warranties of the parties set forth in the merger agreement subject to the standards set forth in the merger agreement;

•	the performance of all agreements and covenants required by the merger agreement to be performed prior to the closing of the merger;

•	the delivery of certain certificates of the appropriate officers of C&S and Ozarks;

•	approval of the merger agreement by Ozarks shareholders and C&S stockholders;

•	the receipt of all required regulatory approvals or authorizations, provided that none of these approvals contain any non-standard condition that would prohibit or materially limit the ownership or operation of the business of C&S by Ozarks or Bank of the Ozarks or would compel Ozarks or Bank of the Ozarks to dispose of any material portion of the business or assets of C&S, Ozarks or Bank of the Ozarks;

•	the absence of any injunction, order, judgment or decree restraining or prohibiting completion of any of the transactions contemplated by the merger agreement;

•	the registration statement of Ozarks of which this joint proxy statement/prospectus is a part must have become effective under the Securities Act and no “stop order” shall have been entered by the SEC and be continuing in effect;

•	if not terminated prior to the consummation of the merger, C&S and C&S Bank shall have secured written consents from the FDIC, as receiver, with respect to the assignment, assumption and transfer of all purchase and assumption and related loss-share agreements between C&S Bank and the FDIC;

•	neither C&S nor Ozarks shall have suffered a material adverse effect;

•	the issuance of tax opinions to each of C&S and Ozarks to the effect that the merger will qualify as a tax-free reorganization under United States federal income tax laws; and

•	the number of shares of C&S common stock outstanding as of the effective date of the merger shall not exceed 36,949,266 shares (plus (i) up to 3,736,788 shares of C&S common stock that may be issued in connection with the exercise of stock options and warrants that are outstanding as of the merger agreement date and (ii) up to 200,226 shares of C&S common stock that may be issued upon vesting or settlement of restricted stock units and deferred stock units that are outstanding as of the merger agreement date).

The parties may waive conditions to their obligations unless they are legally prohibited from doing so. Stockholder approval and regulatory approvals may not be legally waived.

Agreement to Not Solicit Other Offers

C&S has agreed that neither it nor its representatives will, directly or indirectly:

•	initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal, including entering into any agreement in principle or letter of intent with respect to any acquisition proposal or resolve to approve any acquisition proposal; or

•	participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than Ozarks) any information or data with respect to C&S or any of its subsidiaries or otherwise relating to an acquisition proposal;

In addition, C&S agreed not to release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which C&S is a party.

Under the merger agreement, an “acquisition proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from Ozarks), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an acquisition transaction. An “acquisition transaction” means:

•	any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving C&S or any of its subsidiaries;

•	any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, a significant portion of the assets of C&S or any of its subsidiaries;

•	any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of C&S or any of its subsidiaries;

•	any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of C&S or any of its subsidiaries; or

•	any transaction which is similar in form, substance or purpose to any of the transactions listed above, or any combination of these types of transactions.

If C&S receives a bona fide unsolicited written acquisition proposal that did not result from a breach of the non-solicitation provisions in the merger agreement as discussed above, the C&S board of directors may participate in discussions or negotiations regarding the unsolicited acquisition proposal if the C&S board of directors first determines in good faith, after consultation with its outside legal counsel and outside financial advisor, that such acquisition proposal is or is reasonably likely to lead to a superior proposal, and it is reasonably necessary to take such actions to comply with its fiduciary duties to its stockholders under applicable law. In addition, C&S must (1) provide Ozarks with at least three business days’ prior notice of such determination and (2) enter into a confidentiality agreement with the third party containing terms no less favorable to C&S than those contained in its confidentiality agreement with Ozarks prior to furnishing or affording access to any information or data with respect to C&S relating to an acquisition proposal.

A “superior proposal” means a bona fide, unsolicited acquisition proposal that:

•	if consummated, would result in a third party (or in the case of a direct merger between such third party and C&S, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding C&S common stock or more than 50% of the assets of C&S and its subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, and

•	the C&S board of directors reasonably determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (1) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such acquisition proposal, and (2) taking into account any changes to the merger agreement proposed by Ozarks in response to such acquisition proposal, and all financial, legal, regulatory and other aspects of such takeover proposal, including all conditions contained therein and the person making such proposal, is more favorable to the stockholders of C&S from a financial point of view than the merger with Ozarks.

C&S has agreed to promptly, and in any event within 48 hours, notify Ozarks in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, C&S or any of its representatives, in each case in connection with any acquisition proposal and to keep Ozarks informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request). C&S has also agreed to provide Ozarks with any non-public information about C&S or any of its subsidiaries provided to any other person that was not previously provided to Ozarks, no later than the date provided to such other person.

In addition, under the merger agreement, C&S agreed that its board of directors, or any committee of the board, will not, prior to the date of the special meeting of stockholders:

•	withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to Ozarks in connection with the transactions contemplated by the merger agreement (including the merger), its recommendation that C&S stockholders vote to approve the merger agreement (including failing to reaffirm its recommendation if requested by Ozarks);

•	approve or recommend, or propose to approve or recommend, any acquisition proposal; or

•	enter into any letter of intent, or other agreement related to any acquisition transaction (other than a confidentiality agreement entered into in accordance with the non-solicitation provisions of the merger agreement) or requiring C&S to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement;

unless, the C&S board reasonably determines in good faith, after consultation with outside legal counsel and its financial advisor, that (1) an unsolicited acquisition proposal that C&S received (that did not result from a breach of the non-solicitation provisions of the merger agreement) constitutes a superior proposal and (2) it is reasonably necessary to do so in order to comply with its fiduciary duties to the C&S stockholders under applicable law. In the event that the C&S board makes this determination, C&S must provide five business days’ prior written notice to Ozarks that its board has made such determination. During the five business days after Ozarks’ receipt of such notice, C&S and its board must cooperate and negotiate in good faith with Ozarks to make any adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable C&S to proceed with its board’s original recommendation with respect to the merger agreement. At the end of the five business day period, and after taking into account any such adjusted, modified or amended terms as may have been proposed by Ozarks during that period, the C&S board must again determine in good faith, after consultation with outside legal counsel, that:

•	it is reasonably necessary to withdraw, qualify, amend or modify its recommendation with respect to the merger agreement to comply with its fiduciary duties to its stockholders under applicable law; and

•	the acquisition proposal is a superior proposal.

In the event of any material revisions to the superior proposal, C&S must provide a new notice of such superior proposal to Ozarks. During the three business day period following receipt of such new written notice, C&S and its board must cooperate and negotiate in good faith with Ozarks to make any adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable C&S to proceed with its board’s original recommendation with respect to the merger agreement without requiring C&S to withdraw, qualify, amend or modify its board’s recommendation with respect to the merger agreement.

Termination; Amendment

The merger agreement may be terminated prior to the closing, before or after approval by C&S stockholders or Ozarks shareholders, for various reasons, including the following:

•	by mutual consent of the boards of directors of Ozarks and C&S;

•	by either party if any required regulatory approvals for consummation of the merger are not obtained;

•	by either party if C&S stockholders or Ozarks shareholders do not approve the merger agreement;

•	by a party who is not in material breach of the agreement if the other party (1) materially breaches any covenants or undertakings contained in the merger agreement or (2) materially breaches any representations or warranties contained in the merger agreement, in each case if such breach cannot be or has not been cured within 30 days after notice from the terminating party;

•	by either party if the merger has not occurred on or before June 30, 2016 (or August 31, 2016 if the only outstanding condition to closing is the receipt of regulatory approvals), unless such date has been extended by the mutual written consent of Ozarks and C&S; or

•	by Ozarks, if the board of directors of C&S (1) materially breaches its non-solicitation obligations provided in the merger agreement, (2) fails to recommend, or withdraws its previous recommendation of, the merger and the merger agreement, (3) recommends, proposes or publicly announces its intention to recommend or propose to engage in an acquisition transaction with any person other than Ozarks, (4) fails to convene the special meeting, (5) fails to publicly recommend against an alternative acquisition proposal within five business days after being asked to do so by Ozarks, or (6) fails to publicly reconfirm its recommendation of the merger or the merger agreement with five business days after being asked to do so by Ozarks.

The merger agreement may be amended or modified at any time, before or after its approval by the parties’ stockholders, by mutual agreement, except that no amendment shall be made after the special meetings without obtaining stockholder approval if such amendment, by law, would require further approval by Ozarks shareholders or C&S stockholders.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect and the parties will be relieved of all obligations and liabilities, except that certain specified provisions of the agreement will survive and if the agreement is terminated because of a material breach of a representation, warranty, covenant or agreement, the breaching party will not be relieved of liability for any breach giving rise to the termination, provided, however, if C&S is required by the terms of the merger agreement, and does pay, either the termination fee or liquidated damages described in the following paragraph, then C&S will have no further obligations under the merger agreement.

C&S will be required to pay a termination fee to Ozarks equal to $23.9 million, in the following circumstances:

•	Ozarks terminates the merger agreement because C&S (1) materially breaches its non-solicitation obligations provided in the merger agreement, (2) fails to recommend, or withdraws its previous recommendation of, the merger and the merger agreement, (3) recommends, proposes or publicly announces its intention to recommend or propose to engage in an acquisition transaction with any person other than Ozarks, (4) fails to convene the C&S special meeting, (5) fails to publicly recommend against an alternative acquisition proposal after being asked to do so by Ozarks, or (6) fails to publicly reconfirm its recommendation of the merger or the merger agreement after being asked to do so by Ozarks; or

•	in the event that (1) a third party acquisition proposal had been made known to C&S or made directly to its stockholders and thereafter the merger agreement is terminated (x) by either party because the C&S stockholders fail to approve the merger agreement or (y) by Ozarks because of a material uncured breach by C&S of its representations, warranties or covenants under the merger agreement and (2) within twelve months after the date of termination, C&S consummates an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction.

If the merger agreement is terminated by either party due to a material uncured breach by the other party of its representations, warranties or covenants under the merger agreement, the breaching party will be required to pay to the non-breaching party $2 million as liquidated damages.

Effective Time of the Merger

The parties expect that the merger will be effective late in the first quarter of 2016 or in the second quarter of 2016, or as soon as possible after the receipt of all regulatory and stockholder approvals, all regulatory waiting periods expire and all other conditions to the completion of the merger have been satisfied or waived. The merger will be legally completed by the filing of the articles of merger with the Arkansas Secretary of State and the certificate of merger with the Delaware Secretary of State. If the merger is not consummated by June 30, 2016

(or August 31, 2016 if the only outstanding condition to closing is the receipt of regulatory approvals), and no consent to extend the date of consummation of the merger beyond such date has been granted by the party seeking to terminate, the merger agreement may be terminated by either C&S or Ozarks.

Fees and Expenses

Ozarks and C&S will each pay its own costs and expenses in connection with the merger and the transactions contemplated thereby except as described above.

C&S Stockholders Have Appraisal Rights

If the merger agreement is adopted by C&S stockholders, holders of shares of C&S common stock who do not vote in favor of the proposal to adopt the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this joint proxy statement/prospectus as Appendix D. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that C&S stockholders exercise their appraisal rights under Section 262 of the DGCL. Only a holder of record of shares of C&S common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A person having a beneficial interest in shares of C&S common stock held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold your shares of C&S common stock through a broker, bank or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank or the other nominee.

Under Section 262 of the DGCL, holders of shares of C&S common stock who (1) do not vote in favor of the proposal to adopt the merger agreement, (2) are the record holders of such shares on the date on which they make a demand for appraisal and continue to hold such shares through the effective time of the merger and (3) otherwise follow exactly the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid upon the amount determined to be fair value, if any, as determined by the Delaware Court of Chancery.

Under Section 262 of the DGCL, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes C&S’ notice to its stockholders that appraisal rights are available in connection with the merger, and the full text of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Appendix D. In connection with the merger, any holder of shares of C&S common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review Appendix D carefully.

Failure to strictly comply with the requirements of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights under the DGCL.

A stockholder who loses his, her or its appraisal rights will be entitled to receive the merger consideration described in the merger agreement. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of C&S common stock, C&S believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Stockholders wishing to exercise the right to seek an appraisal of their shares of C&S common stock must do ALL of the following:

•	the stockholder must not vote in favor of the proposal to adopt the merger agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the proposal to adopt the merger agreement, abstain or not vote its shares;

•	the stockholder must deliver to C&S a written demand for appraisal before the vote on the proposal to adopt the merger agreement at the C&S special meeting;

•	the stockholder must continuously hold the shares from the date of making the demand through the effective time of the merger. A stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time of the merger; and

•	the stockholder or the surviving entity must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time of the merger. If no party files such petition for appraisal within 120 days after the effective time of the merger, then the stockholder will lose its right to an appraisal of its shares of C&S common stock. The surviving entity is under no obligation to file any petition and has no intention of doing so.

Filing Written Demand

Any holder of shares of C&S common stock wishing to exercise appraisal rights must deliver to C&S, before the vote on the adoption of the merger agreement at the C&S special meeting at which the proposal to adopt the merger agreement will be submitted to the stockholders, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not submit a blank proxy or vote in favor of the proposal to adopt the merger agreement. A holder of shares of C&S common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the proposal to adopt the merger agreement or abstain from voting on the proposal to adopt the merger agreement. Neither voting against the proposal to adopt the merger agreement nor abstaining from voting on the proposal to adopt the merger agreement will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote on the proposal to adopt the merger agreement. A proxy or vote against the proposal to adopt the merger agreement will not constitute a demand. A stockholder’s failure to make the written demand prior to the taking of the vote on the proposal to adopt the merger agreement at the C&S special meeting will constitute a waiver of such stockholder’s appraisal rights.

Only a holder of record of shares of C&S common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of C&S common stock should be executed by or on behalf of the holder of record, and must reasonably inform C&S of the identity of the holder and state that the holder intends thereby to demand appraisal of the holder’s shares in connection with the merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by or on behalf of the record owner, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners.

Stockholders who hold their shares in brokerage or bank accounts or other nominee forms, and who wish to exercise appraisal rights, should consult with their brokers, banks and nominees, as applicable, to determine the appropriate procedures for the broker, bank or other nominee holder to make a demand for appraisal of those shares. A person having a beneficial interest in shares held of record in the name of another person, such as a bank, broker or other nominee, must act promptly to cause the record holder to follow properly and in a timely manner the steps necessary to perfect appraisal rights.

Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co., The Depository Trust Company’s nominee. Any beneficial holder of shares desiring to exercise appraisal rights with respect to such shares which are held through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The stockholder should instruct such firm, bank or other financial institution that the demand for appraisal must be made by the record holder of the shares, which might be the name of a central security depositary if the shares have been so deposited.

A record owner, such as a bank, brokerage firm or other nominee, who holds shares of C&S common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of C&S common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of C&S common stock as to which appraisal is sought. Where no number of shares of C&S common stock is expressly mentioned, the demand will be presumed to cover all shares of C&S common stock held in the name of the record owner.

All written demands for appraisal pursuant to Section 262 of the DGCL should be mailed or delivered to:

Community & Southern Holdings, Inc.

3333 Riverwood Parkway, Suite 350

Atlanta, Georgia 30339

Attention: Corporate Secretary

Any holder of C&S common stock who has not commenced an appraisal proceeding or joined an appraisal proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration by delivering to the surviving entity a written withdrawal of the demand for appraisal within 60 days after the effective time of the merger. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the merger will require written approval of the surviving entity. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; however, such dismissal will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within 60 days after the effective time of the merger.

Notice by the Surviving Entity

If the merger is completed, within ten days after the effective time of the merger, the surviving entity will notify each holder of shares of C&S common stock who has made a written demand for appraisal pursuant to Section 262 of the DGCL, and who has not voted in favor of the proposal to adopt the merger agreement, that the merger has become effective and the effective date thereof.

Filing a Petition for Appraisal

Within 120 days after the effective time of the merger, but not thereafter, the surviving entity or any holder of shares of C&S common stock who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving entity in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares held by all stockholders entitled to appraisal. The surviving entity is under no obligation to and has no present intention to file a petition, and holders should not assume that the surviving entity will file a petition or initiate any negotiations with respect to the fair value of shares of C&S common stock. Accordingly, any holders of shares of C&S common stock who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of C&S common stock within the time and in the manner prescribed by Section 262 of the DGCL. The failure of a holder of shares of C&S common stock to file such a petition within the period specified in Section 262 of the DGCL could nullify the stockholder’s previous written demand for appraisal.

Within 120 days after the effective time of the merger, any holder of shares of C&S common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving entity a statement setting forth the aggregate number of shares not voted in favor of the proposal to adopt the merger agreement and with respect to which C&S has received demands for appraisal, and the aggregate number of holders of such shares. The surviving entity must mail this statement to the requesting stockholder within ten days after receipt of the written request for such a statement or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request from the surviving entity the foregoing statements. As noted above, however, the demand for appraisal can only be made by a stockholder of record.

If a petition for an appraisal is duly filed by a holder of shares of C&S common stock and a copy thereof is served upon the surviving entity, the surviving entity will then be obligated within 20 days after such service to file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Delaware Court of Chancery, the court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal of their shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss such stockholder from the proceedings.

Determination of Fair Value

After determining the holders of C&S common stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of the shares of C&S common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective time of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. Although C&S believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither C&S nor Ozarks anticipates offering more than the merger consideration to any stockholder of C&S exercising appraisal rights, and each of C&S and Ozarks reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of C&S common stock is less than the merger consideration. If a petition for appraisal is not timely filed, then the right to an appraisal will cease.

The costs of the appraisal proceedings may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, be charged pro-rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of C&S common stock under Section 262 of the DGCL fails to perfect, or loses or successfully withdraws, such holder’s right to appraisal, the stockholder’s shares of C&S common stock will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration applicable to the shares, less applicable withholding taxes. A stockholder will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger or if the stockholder delivers to the surviving entity a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger consideration in accordance with Section 262 of the DGCL.

From and after the effective time of the merger, no stockholder who has demanded appraisal rights will be entitled to vote such shares of C&S common stock for any purpose, or to receive payment of dividends or other distributions on the stock, except dividends or other distributions on the holder’s shares of C&S common stock, if any, payable to stockholders of C&S of record as of a time prior to the effective time of the merger; however, if no petition for an appraisal is filed, or if the stockholder delivers to the surviving entity a written withdrawal of the demand for an appraisal and an acceptance of the merger, either within 60 days after the effective time of the merger or thereafter with the written approval of the surviving entity, then the right of such stockholder to an appraisal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any stockholder who commenced the proceeding or joined that proceeding as a named party without the approval of the court.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL will result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder of C&S wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights. To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will govern.

Ozarks Shareholders Have Dissenters Rights

Introductory Information

Dissenters’ rights with respect to Ozarks common stock are governed by the ABCA. Ozarks shareholders have the right to dissent from the C&S merger to obtain payment of the “fair value” of their shares (as specified in the statute) in the event the merger is consummated. Strict compliance with the dissent procedures is mandatory.

The term “fair value” means the value of a share of Ozarks common stock immediately before the effective date of the merger taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the merger, unless exclusion would be inequitable.

Ozarks urges any Ozarks shareholder who contemplates exercising her, his or its right to dissent to read carefully the provisions of Subchapter 13 of the ABCA, which are attached to this joint proxy statement/prospectus as Appendix E. Each Ozarks shareholder who desires to dissent should read both the summary of Subchapter 13 provided below and the full text of the law. Ozarks cannot give any Ozarks shareholder legal advice. To completely understand this law, each Ozarks shareholder may want, and Ozarks encourages any Ozarks shareholder seeking to dissent, to consult with her, his or its legal advisor. Any Ozarks shareholder who wishes to dissent, should not send in a signed proxy unless she, he or it marks her, his or its proxy to vote against the merger or such shareholder will lose the right to dissent.

Address for Notices. Send or deliver any written notice or demand required concerning any Ozarks shareholders’ exercise of her, his or its dissenters’ rights to Bank of the Ozarks, Inc., P.O. Box 8811, Little Rock, Arkansas 72231, Attention: Karen White, Corporate Secretary.

Act Carefully. Ozarks urges any shareholder who wishes to dissent to act carefully. Ozarks cannot and does not accept the risk of late or undelivered notices or demands. A shareholder who wishes to dissent may call Ozarks at 501-978-2265 and ask for Karen White, Corporate Secretary, to receive confirmation that her, his or its notice or demand has been received. If a dissenting Ozarks shareholder’s notices or demands are not timely received by Ozarks, then she, he or it will not be entitled to exercise her, his or its dissenters’ rights. Ozarks shareholders bear the risk of non-delivery and of untimely delivery.

Summary of Subchapter 13 of the ABCA – Dissenters’ Rights

The following is a summary of Subchapter 13 of the ABCA and the procedures that a shareholder must follow to dissent from the proposed C&S merger and to perfect her, his or its dissenters’ rights and receive cash if the merger agreement is approved and the merger is completed. This summary is qualified in its entirety by reference to Subchapter 13, which is reprinted in full as part of Appendix E to this joint proxy statement/prospectus. Appendix E should be reviewed carefully by any shareholder who wishes to perfect her, his or its dissenters’ rights. Failure to strictly comply with the procedures set forth in Subchapter 13 will, by law, result in the loss of dissenters’ rights. It may be prudent for a person considering whether to dissent to obtain professional counsel.

If the proposed merger of C&S with and into Ozarks is completed, any shareholder who has properly perfected her, his or its statutory dissenters’ rights in accordance with Subchapter 13 has the right to obtain, in cash, payment of the fair value of such shareholder’s shares of Ozarks common stock. By statute, the “fair value” is determined immediately prior to the completion of the merger or mergers and excludes any appreciation or depreciation in anticipation of the merger unless exclusion would be inequitable.

To exercise dissenters’ rights under Subchapter 13, an Ozarks shareholder must:

•	deliver to Ozarks, before the vote is taken at the Ozarks special meeting, written notice of her, his or its intent to demand payment for her, his or its shares of Ozarks common stock if the merger is completed; and

•	not vote her, his or its shares in favor of approving and adopting the merger.

A shareholder who fails to satisfy both of these two requirements is not entitled to payment for her, his or its shares of Ozarks common stock under Subchapter 13. In addition, any shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be voted by the proxies in favor of approving and adopting the merger and will not be entitled to assert dissenters’ rights.

If the C&S merger is approved and adopted at the Ozarks special meeting, Ozarks must deliver a written dissenters’ notice to all Ozarks shareholders who satisfied the two requirements of Subchapter 13 described above. The Ozarks dissenters’ notice must be sent no later than 10 days after the effective time (the date that the merger is completed) and must:

•	state where the demand for payment must be sent and where and when certificates for certificated shares must be deposited;

•	inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received;

•	supply a form for demanding payment that includes the date of the announcement of the proposed merger to the public (October 19, 2015) and requires that the shareholder asserting dissenters’ rights certify whether or not she, he or it acquired beneficial ownership of such shares prior to said date;

•	set a date by which Ozarks must receive the demand for payment, which date may not be fewer than 30 nor more than 60 days after the Ozarks dissenters’ notice is delivered; and

•	be accompanied by a copy of Subchapter 13 of the ABCA.

An Ozarks shareholder on the Ozarks record date who receives the Ozarks dissenters’ notice must demand payment, certify that she, he or it acquired beneficial ownership of such shares prior to the date set forth in the Ozarks dissenters’ notice and deposit her, his or its certificates in accordance with the terms of the Ozarks dissenters’ notice. Ozarks may elect to withhold payment required by Subchapter 13 of the ABCA from the dissenting shareholder unless such shareholder was the beneficial owner of the shares prior to the public announcement of the proposed mergers (October 19, 2015). A dissenting shareholder will retain all other rights of an Ozarks shareholder until those rights are canceled or modified by the completion of the C&S merger. A shareholder who does not demand payment or deposit her, his or its share certificates where required, each by the date set in the Ozarks dissenters’ notice, is not entitled to payment for her, his or its shares under Subchapter 13 of the ABCA or otherwise as a result of the merger.

At the effective time or upon receipt of a demand for payment, Ozarks must offer to pay each dissenting shareholder who strictly and fully complied with Subchapter 13 of the ABCA the amount that Ozarks estimates to be the fair value of her, his or its shares, plus accrued interest from the effective time. The offer of payment must be accompanied by:

•	certain recent Ozarks financial statements;

•	Ozarks’ estimate of the fair value of the shares;

•	an explanation of how the interest was calculated;

•	a statement of the dissenter’s right to demand payment under ABCA Section 4-27-1328; and

•	a copy of Subchapter 13 of the ABCA.

If a dissenting Ozarks shareholder is dissatisfied with or rejects Ozarks’ calculation of fair value, such dissenting shareholder must notify Ozarks in writing of her, his or its own estimate of the fair value of those shares and the interest due, and may demand payment of her, his or its estimate.

A dissenting shareholder waives her, his or its right to dispute Ozarks’ calculation of fair value unless she, he or it notifies Ozarks of her, his or its demand in writing within 30 days after Ozarks’ makes or offers payment for such person’s shares.

If a demand for payment by an Ozarks shareholder remains unsettled, Ozarks must commence a proceeding in the appropriate court, as specified in Subchapter 13 of the ABCA, within 60 days after receiving the demand for payment, and petition the court to determine the fair value of the shares and accrued interest. If Ozarks does not commence the proceeding within the 60-day period, Ozarks is required to pay each dissenting shareholder whose demand remains unsettled, the amount demanded. Ozarks is required to make all dissenting Ozarks shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting shareholder. The court may appoint one or more appraisers to receive evidence and to recommend a decision on fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the fair value of such person’s shares plus interest to the date of judgment that exceeds the amount paid by the corporation.

In an appraisal proceeding commenced under Subchapter 13 of the ABCA, the court must determine the costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court will assess these costs against Ozarks, except that the court may assess the costs against all or some of the dissenting shareholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under Subchapter 13 of the ABCA. The court also may assess the fees and expenses of attorneys and experts for the respective parties against Ozarks if the court finds that Ozarks did not substantially comply with the requirements of Subchapter 13 of the ABCA, or against either Ozarks or a dissenting shareholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Subchapter 13 of the ABCA.

If the court finds that the services of the attorneys for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated, and that the fees for those services should not be assessed against Ozarks, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting shareholders who were benefitted.

The foregoing does not purport to be a complete statement of the provisions of the ABCA relating to statutory dissenters’ rights and is qualified in its entirety by reference to Subchapter 13 of the ABCA, which is reproduced in full in Appendix E to this joint proxy statement/prospectus and which is incorporated herein by reference.

Regulatory Approvals Required for the Merger

General

C&S and Ozarks have agreed to use commercially reasonable best efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental authorities that are necessary or advisable to consummate the merger. This includes the approval of the Board of Governors of the Federal Reserve System (“FRB”), the Federal Deposit Insurance Corporation (“FDIC”), the Arkansas State Bank Department and the Georgia Department of Banking and Finance. The applications seeking such respective approvals from the FRB, the FDIC, the Arkansas State Bank Department and the Georgia Department of Banking and Finance by Ozarks, Bank of the Ozarks, C&S and C&S Bank were submitted for filing with the requisite banking regulatory agencies on November 19, 2015. Such approvals require the observance by the parties of certain waiting periods following the agencies’ approvals before the merger may be consummated. Ozarks cannot assure that there will not be any litigation challenging the approvals or waivers. Ozarks also cannot assure that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made.

Ozarks and C&S are not aware of any material governmental approvals or actions that are required prior to the merger other than those described below. Ozarks and C&S presently contemplate that they will seek any additional governmental approvals or actions that may be required; however, they cannot assure that they will obtain any such additional approvals or actions.

FRB

Pursuant to the Bank Holding Company Act of 1956, the merger is subject to the prior approval of the FRB, which may not approve a merger if:

•	such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	the effect of such transaction, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless in each case the FRB finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

In every case, the FRB is required to consider the financial and managerial resources and future prospects of the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the FRB also must take into account the record of performance of each bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by each bank holding company and its subsidiaries. Applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing.

Any transaction approved by the FRB may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divesture of certain assets and liabilities. With the approval of the FRB and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

FDIC

The Bank Merger Act requires the prior written approval of the FDIC before any insured depository institution may merge or consolidate with another insured depository institution if the resulting institution is to be a state non-member bank.

The Bank Merger Act prohibits the FDIC from approving any proposed merger transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the FDIC from approving a proposed merger transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade.

In every proposed merger transaction, the FDIC must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combatting money-laundering activities, including in overseas branches. Any transaction approved by the FDIC may not be completed until 30 days after such approval.

Arkansas State Bank Department

The merger is subject to the approval of the Bank Commissioner and the State Banking Board and after a public hearing following notice as prescribed by the Arkansas Banking Code.

The Bank Commissioner shall approve the application if at the hearing both the Bank Commissioner and the State Banking Board find that:

•	The proposed merger provides adequate capital structure;

•	The terms of the merger agreement are fair;

•	The merger is not contrary to the public interest;

•	The proposed merger adequately provides for dissenters’ rights, if applicable; and

•	The requirements of all applicable state and federal laws have been complied with.

Accounting Treatment

Ozarks will account for the merger using the acquisition method of accounting. Under this accounting method, Ozarks will record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of C&S over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed will be recorded as goodwill. Ozarks’ reported income will include the operations of C&S after the merger. Financial statements of Ozarks after completion of the merger will reflect the impact of the acquisition of C&S. Financial statements of Ozarks issued before completion of the merger will not be restated retroactively to reflect C&S historical financial position or results of operation.

Resale of Bank of the Ozarks, Inc. Common Stock

The shares of Ozarks common stock to be issued to stockholders of C&S under the merger agreement will be freely tradable by such shareholders without restriction, except that if any C&S stockholder is deemed to be an affiliate of Ozarks they must abide by certain transfer restrictions under the Securities Act.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of C&S common stock. The following discussion is based upon the Internal Revenue Code (the “Code”), its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under foreign, state, local or federal laws other than those pertaining to income tax, or federal laws applicable to alternative minimum taxes, are not addressed in this joint proxy statement/prospectus.

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Ozarks has received an opinion from Kutak Rock LLP, and C&S has received an opinion from Alston & Bird LLP, each to the effect that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Based on certain representations, covenants and assumptions described below, it is the opinion of each of Kutak Rock LLP and Alston & Bird LLP that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that the material U.S. federal income tax consequences of the merger to U.S. holders of C&S common stock that exchange their shares are as described in this section. These tax opinions are filed as exhibits to this registration statement. It is also a condition to the parties’ respective obligations to complete the merger that Ozarks receive a closing opinion from Kutak Rock LLP, and that C&S receive a closing opinion from Alston & Bird LLP, each dated the closing date of the merger and to the effect that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. This condition may be waived, and in such event Ozarks and C&S will undertake to recirculate and re-solicit stockholders of C&S if the condition is waived by either party and the change in tax consequences is material. These opinions are and will be based on representation letters provided by Ozarks and C&S and on customary factual assumptions. The opinions described above will not be binding on the IRS or any court. Ozarks and C&S have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income-tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of C&S common stock that hold their C&S common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income-tax consequences that may be relevant to particular holders of C&S common stock in light of their individual circumstances or to holders of C&S common stock that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold C&S common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	holders who acquired their shares of C&S common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds C&S common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within the control of Ozarks or C&S. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, assuming such tax treatment and subject to the limitations and qualifications described herein, the material U.S. federal income tax consequences will be as follows:

•	no gain or loss will be recognized by Ozarks or C&S as a result of the merger;

•	except as discussed below with respect to cash received in lieu of a fractional share of Ozarks common stock, under “—Cash Received in Lieu of a Fractional Share of Ozarks Common Stock,” no gain or loss will be recognized by U.S. holders of C&S common stock who exchange all of their C&S common stock solely for Ozarks common stock pursuant to the merger;

•	the aggregate basis of Ozarks common stock received by a U.S. holder of C&S common stock in the merger (including fractional shares of Ozarks common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the C&S common stock for which it is exchanged; and

•	the holding period of Ozarks common stock received in exchange for shares of C&S common stock (including fractional shares of Ozarks common stock deemed received and redeemed as described below) will include the holding period of the C&S common stock for which it is exchanged.

If a U.S. holder of C&S common stock acquired different blocks of C&S common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of C&S common stock, and the shares of Ozarks common stock received will be allocated pro rata to each such block of stock. U.S. holders should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Ozarks common stock received in the merger.

The U.S. federal income-tax consequences to each U.S. holder will not be ascertainable with certainty until such U.S. holder knows the precise number of shares of Ozarks common stock, and any amount of cash received in lieu of fractional shares, that such U.S. holder will receive in the merger.

Cash Received in Lieu of a Fractional Share of Ozarks Common Stock

A U.S. holder of C&S common stock who receives cash in lieu of a fractional share of Ozarks common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Ozarks. As a result, such U.S. holder of C&S common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holder’s holding period for the relevant shares is greater than one year. For holders of C&S common stock that are noncorporate holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

Exercise of Stockholder Appraisal Rights

The discussion above does not apply to C&S stockholders who exercise appraisal rights with respect to the merger. A U.S. holder who exercises appraisal rights with respect to the merger and receives cash for shares of C&S common stock will generally recognize capital gain (or loss) measured by the difference between the amount of cash received and the holder’s basis in those shares, provided that the payment is treated as a redemption pursuant to Section 302 of the Code, and not otherwise equivalent to a dividend. A sale of all C&S shares of common stock held by a U.S. holder, based on an exercise of appraisal rights or otherwise, will not be treated as a dividend if the U.S. holder exercising appraisal rights owns no shares of C&S or Ozarks immediately after the merger, after giving effect to the constructive ownership rules pursuant to the Code. The capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the C&S shares surrendered is more than one year. If a U.S. holder exercising appraisal rights will own shares in Ozarks immediately following the merger (after taking into account the constructive ownership rules), the U.S. holder should consult a tax advisor as to the tax consequences to the U.S. holder of the merger.

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of C&S common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the U.S. holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its correct taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability provided that U.S. federal income tax returns are timely filed with the Internal Revenue Service.

A U.S. holder of C&S common stock who receives Ozarks common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of C&S common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Ozarks common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such holder’s basis in the C&S common stock surrendered and the fair market value of Ozarks common stock and cash received in the merger. A “significant holder” is a holder of C&S common stock who, immediately before the merger, owned at least 1% of the outstanding stock of C&S or securities of C&S with a basis for federal income tax purposes of at least $1 million.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

The rights of C&S stockholders are governed by the Delaware General Corporation Law (the “DGCL”) and the certificate of incorporation and bylaws of C&S. The rights of Ozarks shareholders are governed by the Arkansas Business Corporation Act of 1987 (the “ABCA”) and by the articles of incorporation and bylaws of Ozarks. Accordingly, upon consummation of the merger, the rights of Ozarks shareholders and of C&S stockholders who become shareholders of Ozarks following the merger will be governed by Arkansas law and Ozarks’ articles of incorporation and bylaws. The following is a summary of the principal differences between the current rights of C&S stockholders and those of Ozarks shareholders.

When reading this summary, please note that Delaware law refers to holders of common stock as stockholders while Arkansas law uses the term shareholder. The two terms mean the same thing in practice and for all practical purposes may be used interchangeably; however, we generally have used the term “stockholder” when referring to holders of C&S common stock or to Delaware law and “shareholder” when referring to holders of Ozarks common stock or to Arkansas law.

The following discussions are not intended to be complete and are qualified by reference to Arkansas law, Delaware law, Ozarks’ articles of incorporation and bylaws and the C&S certificate of incorporation and bylaws. Copies of Ozarks’ articles of incorporation and bylaws are incorporated by reference herein and will be provided to holders of shares of C&S common stock upon request. See “Incorporation of Certain Documents by Reference,” beginning on page 151.

Authorized Capital Stock

Bank of the Ozarks, Inc. Ozarks’ articles of incorporation authorize the issuance of 125,000,000 shares of common stock, $0.01 par value, of which 88,264,627 shares were issued and outstanding as of September 30, 2015, and 1,000,000 shares of preferred stock, $0.01 par value, none of which are issued or outstanding.

Holders of Ozarks common stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the ABCA and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution.

The Ozarks board of directors may authorize the issuance of authorized but unissued shares of Ozarks common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations or requirements of any national securities exchange on which Ozarks’ common stock is traded. The authorized but unissued shares of Ozarks common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. These shares could be used to dilute the stock ownership of persons seeking to obtain control of Ozarks. In addition, the sale of a substantial number of shares of Ozarks common stock to persons who have an understanding with Ozarks concerning the voting of such shares, or the distribution or declaration of a common stock dividend to Ozarks shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Ozarks.

Holders of Ozarks common stock do not have any preemptive, conversion or redemption rights. The outstanding shares of Ozarks common stock are fully paid and nonassessable.

As permitted under Arkansas law, Ozarks’ articles of incorporation allow the board of directors to issue preferred stock from time to time in one or more series with such designations, powers, preferences and rights as the Ozarks board of directors may from time to time determine. The Ozarks board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the common stock and may assist management in impeding an unfriendly takeover or attempted takeover. The board of directors of Ozarks has no present plan or understanding to issue any preferred stock.

Community & Southern Holdings, Inc. C&S’ certificate of incorporation authorizes the issuance of 100,000,000 shares of common stock, $0.01 par value, of which 36,949,266 shares were issued and outstanding as of September 30, 2015. The outstanding shares of C&S common stock are fully paid and nonassessable.

Holders of C&S common stock are entitled to one vote per share for all purposes.

Holders of C&S common stock do not have any conversion or redemption rights, but they do have certain preemptive rights with respect to issuances by C&S, as well as rights of first refusal and tag-along rights with respect to transfers to third parties as provided by the Stockholders’ Agreement, dated as January 20, 2010 by and among C&S and its stockholders (the “C&S stockholders’ agreement”).

The holders of C&S common stock are entitled to share ratably in such dividends as may be declared by the C&S board of directors out of funds legally available therefor. As a Delaware corporation, under the DGCL, C&S may declare and pay dividends on its capital stock out of surplus (which represents the excess of C&S’ net assets over stated capital) or, if there is no surplus, C&S’ net profits for the current and/or immediately preceding fiscal year. They are entitled to liquidation rights, ratably in proportion to the number of shares of common stock held by each, in the event of a voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of the corporation.

C&S’ certificate of incorporation does not allow the C&S board of directors to issue preferred stock without further stockholder approval.

Directors and Absence of Cumulative Voting

Bank of the Ozarks, Inc. Under Arkansas law, the number of directors may be fixed or changed by the shareholders or by the directors if so authorized by the articles of incorporation or bylaws. The ABCA provides that shareholders do not have the right to cumulate their votes unless provided for in the articles of incorporation.

Ozarks’ articles of incorporation and bylaws provide that the number of directors shall be fixed from time to time by resolution of the Ozarks board of directors and shall not be less than three (3) nor more than twenty (20). The number of directors is presently fixed at 16 directors.

Ozarks’ articles of incorporation authorize the Ozarks board of directors, by resolution, to divide the directors into two or three classes, with the members of each class to be elected for staggered two or three year terms, as applicable. Despite this authorization, the Ozarks board of directors has not resolved to classify the board of directors and presently, all directors are elected annually for one year terms.

There is no cumulative voting for directors provided for in Ozarks’ articles of incorporation. With cumulative voting, a shareholder would have the right to cast a number of votes equal to the total number of such holder’s shares multiplied by the number of directors to be elected. The shareholder would have the right to cast all of such holder’s votes in favor of one candidate or to distribute such holder’s votes in any manner among any number of candidates, and directors would be elected by a plurality of the total votes cast by all shareholders. With cumulative voting, it might be possible for minority shareholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of Ozarks common stock generally would have the ability to elect 100% of the directors. As a result, the holders of the remaining common stock effectively may not be able to elect any person to the Ozarks board of directors. The absence of cumulative voting, therefore, could make it more difficult for a shareholder who acquires less than a majority of the shares of common stock to obtain representation on the Ozarks board of directors.

The articles of incorporation of Ozarks provide generally that vacancies on the Ozarks board of directors (including any vacancy resulting from an increase in the number of directors) shall be filled by the affirmative vote of a majority of the remaining directors for an unexpired term.

Community & Southern Holdings, Inc. Under Delaware law, unless the certificate of incorporation specifies the number of directors, the number of directors shall be fixed by, or in the manner provided in, the bylaws. If the certificate of incorporation specifies the number of directors, then that number can be changed only by amending the certificate of incorporation. Under Delaware law, stockholders of a corporation cannot elect directors by cumulative voting unless the corporation’s certificate of incorporation so provides.

C&S’ certificate of incorporation provides that the number of directors shall be not less than six and not more than 15, with the exact number to be determined as provided in C&S’ bylaws. C&S’ bylaws also provide that the number of directors shall not less than six and not more than 15, with the exact number to be determined by resolution of the C&S board of directors and consistent with the terms of the C&S stockholders’ agreement. The number of directors is presently fixed at 11 directors. All directors are elected annually for one year terms. Directors are elected by a plurality of the votes cast by the shares entitled to vote. There is no cumulative voting. C&S’ bylaws provide generally that vacancies on the C&S board of directors shall be filled by the affirmative vote of a majority of the remaining directors, whether or not a quorum, at any regular or special meeting called for that purpose, for an unexpired term. Directors of C&S are not required to be stockholders.

Removal of Directors

Bank of the Ozarks, Inc. Ozarks’ articles of incorporation provide that a director may be removed only for cause, and then only by the affirmative vote of shareholders holding two-thirds of the outstanding shares entitled to vote in the election of such director, at a special meeting of shareholders called for such purpose.

Community & Southern Holdings, Inc. C&S’ bylaws provide that any director may be removed, with or without cause, by majority vote of the shares then entitled to vote at an election of directors, provided that if the director subject to removal was designated by certain significant stockholders of C&S, either initially or as the result of a vacancy, such director may only be removed for cause unless the significant stockholder that designated such director has consented in writing.

Limitations on Director Liability

Bank of the Ozarks, Inc. Ozarks’ articles of incorporation provide that a director of Ozarks will not be personally liable for monetary damages arising from his or her breach of fiduciary duty as a director of Ozarks. This provision, however, does not eliminate or limit the liability of Ozarks’ directors for (1) any breach of the director’s duty of loyalty to Ozarks or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under the ABCA for unlawful distributions, (4) any transaction from which the director received an improper personal benefit, or (5) any action, omission, transaction or breach of a director’s duty creating any third-party liability to any person or entity other than Ozarks or its shareholders.

Community & Southern Holdings, Inc. C&S’ certificate of incorporation provides that the personal liability of C&S directors to C&S or its stockholders for monetary damages for breach of fiduciary duty shall be limited to the fullest extent permitted by the DGCL, as now in effect or as it may in the future be amended to be further limited. Under the DGCL, this provision will eliminate such liability except for (i) any breach of the director’s duty of loyalty to C&S or to its stockholders, (ii) acts and omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) liability for unlawful payment of dividends or unlawful stock purchases or redemptions in violation of the DGCL, and (iv) any transaction from which the director derived an improper personal benefit.

Indemnification

Bank of the Ozarks, Inc. The ABCA permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Additionally, the ABCA permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court of chancery or such other court shall deem proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits regarding any such action, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Unless ordered by a court, the determination of whether indemnification is proper in a specific case will be determined by (1) a majority vote of a quorum consisting of directors who were not party to such suit, (2) if such quorum is unobtainable and the board of directors so directs, by special legal counsel, or (3) by the shareholders.

Ozarks’ articles of incorporation provide that Ozarks shall indemnify any person who is or was serving as a director, officer, employee or agent of Ozarks (or who was serving in such capacity for another corporation or entity at the request of Ozarks) to the full extent permitted by the ABCA.

The rights of indemnification provided in the articles of incorporation are not exclusive of any other rights which may be available under the bylaws, any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the articles of incorporation authorize Ozarks to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Ozarks, whether or not Ozarks would have the power to provide indemnification to such person. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable Ozarks to attract and retain the best personnel available.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Ozarks pursuant to the foregoing provisions, Ozarks has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Community & Southern Holdings, Inc. The DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or other enterprise. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer or director in defending such action, provided that the officer or director undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. Such expenses incurred by former directors and officers or other employees or agents or by persons serving at the request of the corporation as directors, officers, employees or agents of another entity may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

A Delaware corporation may indemnify officers, directors, employees and agents in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in the defense or settlement of such action, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where a present or former officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification and advancement of expenses provided by the DGCL is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any corporation’s bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

C&S’ certificate of incorporation provides that C&S will indemnify any person (or the heirs, executors or administrators of such person) made or threatened to be made a party to any action or proceeding by reason of the fact that he is or was a director or officer of C&S, and any director or officer of C&S who served any other company in any capacity at C&S’ request, to the fullest extent permitted by applicable law. C&S may, in the discretion of its board of directors, indemnify employees or agents of C&S to the extent authorized by applicable law. The right to indemnification contained in C&S’ certificate of incorporation includes the right to be paid by C&S the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition.

As permitted by the DGCL, C&S maintains insurance on behalf of current and former directors, officers, employees and agents against liabilities incurred by such persons in any such capacity, or arising out of his or her status as a director, officer, employee or agent, provided, however, that such insurance shall not be used to pay or reimburse any such person for the cost of a judgment or civil money penalty assessed against such person in an administrative proceeding or civil action commenced by any federal banking agency.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to C&S directors, officers and controlling persons under the provisions discussed above or otherwise, C&S has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Special Meetings of Shareholders

Bank of the Ozarks, Inc. Special meetings of the shareholders may be called only by the chairman of the board of directors, the chief executive officer, the board of directors, or by a duly designated committee of the board of directors. At the request of holders of at least 10% of the shares entitled to vote, the chairman or the chief executive officer shall call a special meeting of the shareholders.

Community & Southern Holdings, Inc. Under Delaware law, special stockholder meetings may be called by the board of directors or by any person(s) authorized by the certificate of incorporation or the bylaws. C&S’ certificate of incorporation and bylaws provide that special meetings of the stockholders may be called at any time by C&S’ president or chief executive officer or by the board of directors or a duly authorized committee of the board of directors whose power and authority include the power to call such meetings.

Shareholder Action by Written Consent

Bank of the Ozarks, Inc. Shareholder action on a proposal to increase the capital stock or bond indebtedness of Ozarks may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by all of the shareholders of Ozarks. Any other action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Community & Southern Holdings, Inc. Under the DGCL, unless the certificate of incorporation provides otherwise, any action by stockholders must be taken at a meeting of stockholders, unless a consent in writing setting forth the action so taken is signed by stockholders having not less than the minimum number of votes necessary to take such action at a meeting at which all shares entitled to vote were present and voted. C&S’ certificate of incorporation permits stockholders to act by written consent only if such consent is signed by the holders of not less than two-thirds (2/3) of the voting power of all outstanding shares of capital stock entitled to vote on such action.

Shareholder Proposals and Advance Notice Requirement

Bank of the Ozarks, Inc. Ozarks’ bylaws provide that the only matters that may be transacted at an annual meeting of shareholders are those matters that are specified in the notice of the meeting, otherwise properly brought before the meeting by the Ozarks board of directors, or otherwise brought before the annual meeting by a shareholder of Ozarks (i) who was a shareholder of record at the time of giving notice and at the time of the meeting, (ii) is entitled to vote at the meeting and (iii) who complies with the notice procedures in Ozarks’ bylaws.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by an Ozarks shareholder, such shareholder must have given timely notice of the matter in proper written form to Ozarks’ Secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at Ozarks’ principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then to be timely such notice must be received by Ozarks no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was made.

To be in proper written form, a shareholder’s notice to Ozarks’ Secretary must set forth as to each matter such shareholder proposes to bring before the annual meeting (i) a brief description of the business proposed to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such shareholder, (iii) the class or series and number of shares of Ozarks capital stock which are owned beneficially or of record by such shareholder, and (iv) any other information relating to such shareholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act.

Community & Southern Holdings, Inc. C&S’ bylaws provide that the only matters that may be transacted at an annual meeting of stockholders are those matters that are specified in the notice of the meeting, otherwise properly brought before the meeting by the C&S board of directors, or otherwise brought before the annual meeting by a stockholder of C&S (i) who is a stockholder of record on the date of such stockholder gives notice of the matter to C&S, and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures in C&S’ bylaws.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a C&S stockholder, such stockholder must have given timely notice of the matter in proper written form to C&S’ Secretary. To be timely, a stockholder’s notice must be delivered to or received by the Secretary not later than (i) ninety (90) days in advance of the anniversary of the previous year’s annual meeting if the current year’s meeting is to be held within thirty (30) days prior to, on the anniversary date of, or after the anniversary of the previous year’s annual meeting, or, (ii) if the annual meeting is not held in such timeframe, the close of business on the tenth (10th) day following the date on which notice of such meeting is first given to stockholders.

To be in proper written form, a stockholder’s notice to C&S’ Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the proposal desired to be brought before the annual meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (ii) the name and address of the stockholder proposing such business; (iii) (A) the class or series and number of shares of the corporation which are, directly or indirectly, owned beneficially (including all shares as to which such person has a right to acquire beneficial ownership at any time in the future) and of record by such stockholder and such beneficial owner, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to, or value derived from, any class or series of shares of the corporation, (C) any right to vote any shares of any security of the corporation, (D) any short interest in any security of the corporation, (E) any beneficially owned separable or separated rights to dividends on the shares of the corporation owned by the stockholder, (F) any proportionate interest in shares of the corporation or derivative instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or such beneficial owner is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (G) any non-asset-based performance-related fees tied to the value of the corporation or derivative instruments to which such stockholder or such beneficial owner (or any immediate family sharing the same household) is entitled as of the date of such notice, (iv) the identification of any person employed, retained, or to be compensated by the stockholder submitting the proposal, or any person acting on his or her behalf, to make solicitations or recommendations to stockholders for the purpose of assisting in the passage of such proposal, and a brief description of the terms of such employment, retainer or arrangement for compensation; (v) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such new business; (vi) a representation whether the stockholder intends or is part of a group which intends to: (1) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation’s outstanding capital stock required to approve or adopt the proposal; or (2) otherwise solicit proxies from stockholders in support of such proposal; and (vii) all such other information regarding such proposal as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC or required to be delivered to the corporation pursuant to the proxy rules of the SEC (whether or not the corporation is then subject to such rules).

Amendment of Corporate Charter and Bylaws

Bank of the Ozarks, Inc. Under the ABCA, the board of directors may amend the articles of incorporation to extend the corporation’s duration, change the name of the corporation to include words required by the ABCA, declare a forward stock split in a class of shares if there is only one class outstanding, and for certain other ministerial actions. Any other amendment to the articles of incorporation must first be approved by a majority of the board of directors and thereafter by the affirmative vote of a majority of all shares voting thereon (assuming the presence of a quorum), voting together as a single class, as well as any such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least two-thirds of the shares entitled to vote on the matter, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof, is required to amend charter provisions relating to the number, election and removal of directors.

The bylaws of Ozarks may be amended by the board of directors or the shareholders. Amendment of the bylaws by the board of directors requires the affirmative vote of a majority of the directors then in office. Shareholders of Ozarks can amend the bylaws at a regular or special meeting of the shareholders at which a quorum is present. A shareholder amendment of the bylaws requires the affirmative vote of a majority of the shares voted thereon.

Community & Southern Holdings, Inc. Delaware law provides that a charter amendment requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and (ii) a majority of the voting power of the then outstanding capital stock approves the amendment. Delaware law further provides that amendment of a company’s bylaws may be made by the directors if authorized by the certificate of incorporation, or by the stockholders entitled to vote.

C&S’ certificate of incorporation requires the affirmative vote of the holders of at least two-thirds (2/3) in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, in order to alter, amend, or repeal certain sections of the certificate of incorporation relating to (i) amending the bylaws, (ii) the number of directors, (iii) business combinations and corporate opportunities with interested directors and (iv) stockholders, and amending the certificate of incorporation. However, only a majority of all outstanding stock entitled to vote generally in the election of directors, voting as a single class, is required for any alteration, amendment, or repeal any section or provision of the certificate of incorporation that makes it consistent with the C&S stockholders’ agreement.

C&S’ certificate of incorporation and bylaws authorize the C&S board of directors to make, alter or repeal bylaws at any regular or special meeting of the entire board, provided, however that the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal sections of the bylaws regarding (i) special meetings; (ii) procedures for nominating directors; (iii) requirements for stockholder proposals; (iv) responsibilities and number of directors; (v) board quorum and voting requirements; (vi) board action by written consent; (vii) filling board vacancies; (viii) removal of directors; (ix) standing committees; (x) resolution of conflicts between the bylaws and the C&S stockholders’ agreement; and (xi) voting requirements for altering the bylaws. However, any alteration, amendment or repeal that is proposed to make the bylaws consistent with the terms of the C&S stockholders’ agreement only requires the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting as a single class. Any bylaw made by the C&S board may be altered, amended, rescinded or repealed by the holders of shares of capital stock entitled to vote thereon at any annual meeting or at any special meeting called for that purpose in accordance with the percentage requirements set forth in the certificate of incorporation and/or the bylaws.

Takeover Protection Statutes

Bank of the Ozarks, Inc. Arkansas does not have a corporate takeover protection statute.

Community & Southern Holdings, Inc. C&S has expressly elected not to be governed by Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combinations with an interested stockholder.

Shareholders’ Rights to Examine Books and Records

Bank of the Ozarks, Inc. Arkansas law provides a shareholder and his, her or its agent or attorney with a right to inspect (beginning two (2) business days after notice of a meeting is given) and copy the corporation’s shareholder list. Arkansas law also permits any shareholder, on at least five (5) business days advance written demand to the corporation, to inspect (1) the articles of incorporation and bylaws of the corporation and all amendments thereto that are in effect, (2) board resolutions of the corporation relating to the creation or fixing the rights, preferences and limitations of any class of shares that are still outstanding, (3) minutes of shareholder meetings, records of actions taken by shareholders without a meeting and all written communications to shareholders, including financial statements furnished to shareholders, for the past three years, (4) the names and business addresses of the current directors and officers and (5) the most recent annual franchise tax report delivered to the Arkansas Secretary of State. In addition, a shareholder satisfying specified conditions is entitled to inspect (a) excerpts of minutes of any meeting of the board of directors and records of any actions of any committee of the board of directors and of actions taken by the board of directors without a meeting, (b) accounting records, (c) the record of shareholders, and (d) the shareholder list as described above, in each case if the demand is made in good faith and for a proper purpose, describes the purpose of the inspection and the desired records with reasonable particularity, and the desired records are directly connected to the purpose of such inspection.

Community & Southern Holdings, Inc. Under Delaware law, any stockholder of record (or the beneficial owner of shares held in a voting trust or by a nominee) may, during ordinary business hours and for any purpose reasonably related to such person’s interest as a stockholder, inspect and make copies and extracts from (1) the corporation’s stock ledger, a list of its stockholders, and its other books and records; and, under certain circumstances, (2) a subsidiary’s books and records. If the corporation refuses to permit inspection or fails to respond to a demand within five business days, the stockholder may sue to compel inspection. The Delaware Court of Chancery has exclusive jurisdiction to determine whether or not the person seeking inspection is entitled to the inspection sought. The Court may, under certain circumstances, order that the requesting stockholder first pay to the corporation the reasonable cost of obtaining and furnishing the information and may impose such other conditions as the Court deems appropriate. The Court of Chancery may prescribe limitations or conditions on the inspection, or award such other or further relief as the Court may deem just and proper. The Court may also order that certain books and records be brought into and kept in the State of Delaware upon such terms and conditions as the Court deems appropriate.

INFORMATION ABOUT THE COMPANIES

Bank of the Ozarks, Inc.

General

Bank of the Ozarks, Inc. is a registered bank holding company subject to supervision and regulation by the Federal Reserve Bank and is a corporation organized under the laws of the State of Arkansas. Its main office is located at 17901 Chenal Parkway, Little Rock, Arkansas 72223 (telephone number: (501) 978-2265).

Ozarks is the parent holding company for its wholly owned bank subsidiary, Bank of the Ozarks, an Arkansas state banking corporation. Ozarks and Bank of the Ozarks are both headquartered in Little Rock, Arkansas. The principal business of Ozarks is conducted through Bank of the Ozarks, which conducts operations through 174 offices in Arkansas, Georgia, Texas, North Carolina, Florida, Alabama, South Carolina, New York and California. Bank of the Ozarks provides a variety of financial services to individuals and businesses throughout its service area. Primary deposit products are checking, savings and certificate of deposit accounts and primary lending products are consumer, commercial and mortgage loans.

Ozarks common stock trades on the NASDAQ Global Select Market under the symbol “OZRK.” At September 30, 2015, Ozarks had consolidated total assets of approximately $9.3 billion, total deposits of approximately $7.6 billion and total common shareholders’ equity of approximately $1.3 billion.

Information relating to executive compensation, various benefit plans, the principal holders of voting securities, relationships and related transactions and other related matters as to Ozarks is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” on page 151.

Recent Developments

On November 9, 2015, Ozarks and Ozarks Bank entered into a definitive agreement and plan of merger (the “C1 Agreement”) with C1 Financial, Inc. (“C1”) and its wholly-owned bank subsidiary, C1 Bank (“C1 Bank”). The C1 Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) C1 will merge with and into Ozarks, with Ozarks continuing as the surviving corporation (the “C1 Merger”), and (ii) C1 Bank will merge with and into Ozarks Bank, with Ozarks Bank continuing as the surviving bank. C1, headquartered in St. Petersburg, Florida, operates 32 Florida banking offices on the west coast of Florida and in Miami-Dade and Orange Counties. At September 30, 2015, C1 had approximately $1.7 billion of total assets, $1.4 billion of loans and $1.3 billion of deposits.

Subject to the terms and conditions of the C1 Agreement, at the effective time of the C1 Merger, each share of issued and outstanding C1 common stock will be converted into the right to receive shares of Ozarks common stock (plus cash in lieu of any fractional shares) based on the aggregate purchase price of $402,525,000, or approximately $25.00 per C1 share, subject to certain purchase price adjustments set forth in the C1 Agreement. The number of shares of Ozarks common stock to be delivered at closing in satisfaction of the purchase price will be based on a floating exchange ratio based upon the average closing price of Ozarks’ common stock for the ten trading days ending on the second business day prior to closing, subject to a minimum and maximum price of $39.79 and $66.31, respectively. The consideration payable to C1 shareholders is subject to downward adjustment if the net book value of C1 at the time of the C1 Merger is below a specified level and is subject to an upward adjustment if certain loans of C1 Bank are sold at a price above a specified amount, as set forth in the C1 Agreement.

Community & Southern Holdings, Inc.

General Overview

Community & Southern Holdings, Inc. (“C&S”) is a financial holding company that was incorporated under the laws of the State of Delaware on September 18, 2009 to serve as the holding company for Community & Southern Bank (“C&S Bank”), a Georgia-state chartered bank that was incorporated on January 29, 2010. C&S operates two subsidiaries: (1) C&S Bank, which provides traditional credit and depository banking services to its retail and commercial customers through 47 branches in northern and central Georgia, including metro Atlanta, as well as Jacksonville, Florida, and (2) CSB Risk Management, Inc., a captive insurance company established with the specific objective of insuring risks for C&S, its subsidiaries, and a group of unaffiliated member banks. C&S Bank is the parent company of CSB Investments, Inc. CSB Investments is a Nevada corporation that owns all of the investment securities of C&S. At September 30, 2015, C&S had consolidated total assets of approximately $3.8 billion, total deposits of approximately $3.1 billion and total common stockholders’ equity of approximately $456.9 million.

C&S’ principal executive office is located at 3333 Riverwood Parkway, Suite 350, Atlanta, Georgia 30339 and the telephone number is (678) 293-1350.

Products and Services

C&S Bank offers a variety of banking services to individuals and businesses within its markets. Its product lines include loans to businesses, residential and commercial construction and development loans, commercial real estate loans, residential mortgage loans, home equity loans, consumer loans (including automobiles, yachts and recreational vehicles), and a variety of commercial and consumer demand, savings and time deposit products. C&S Bank also offers online banking and bill payment services, online cash management, safe deposit box rentals, debit card services and the availability of a network of ATMs for its customers.

C&S’ History and Growth

On January 29, 2010, C&S raised approximately $255 million in gross proceeds (before expenses) from investors in a private offering of its common stock. C&S raised an additional $115 million in gross proceeds (before expenses) from its existing investors on September 17, 2010. Between January 29, 2010 and October 9, 2015, C&S and/or C&S Bank successfully completed 14 acquisitions. Since its inception, C&S Bank has acquired approximately $3.1 billion in total assets and assumed $2.7 billion in deposits from the FDIC, as receiver, in eight different failed bank acquisition transactions, including:

•	First National Bank of Georgia, Carrollton, Georgia on January 29, 2010;

•	Appalachian Community Bank, Ellijay, Georgia on March 19, 2010;

•	The Peoples Bank, Winder, Georgia on September 17, 2010;

•	First Commerce Community Bank, Douglasville, Georgia on September 17, 2010;

•	Bank of Ellijay, Ellijay, Georgia on September 17, 2010;

•	First Cherokee State Bank, Woodstock, Georgia on July 20, 2012;

•	Georgia Trust Bank, Buford, Georgia on July 20, 2012; and

•	Eastside Commercial Bank, Conyers, Georgia on July 19, 2014.

In addition to C&S’ eight failed bank transactions, it has completed six other acquisitions, including three mergers and three branch purchases:

Target / Seller	City, State	Closing Date	Transaction Structure	Target Assets
Ameris Bank	Woodstock, Georgia	1/26/2013	Branch Purchase (1 branch)	$27 million
Essex Bank	North Georgia	11/8/2013	Branch Purchase (4 branches)	$193 million
Verity Capital Group, Inc.	Winder, Georgia	4/16/2014	Merger	$169 million
Alliance Bancshares, Inc.	Dalton, Georgia	8/20/2014	Merger	$157 million
Community Business Bank	Cumming, Georgia	5/8/2015	Merger	$150 million
CertusBank, N.A.	Georgia / Florida	10/9/2015	Branch Purchase (14 branches)	$580 million

Competition

The banking business is highly competitive and C&S Bank competes with a variety of other financial institutions in its markets. C&S Bank offers a competitive suite of products for business and consumers delivered with personalized service. C&S Bank’s focus on relationship banking, direct customer contact, and its ability to make credit and other business decisions locally gives C&S Bank a competitive advantage that allows it to differentiate itself from other financial institutions with whom it competes. Competition with these financial institutions is frequently based upon the interest rates offered on deposit accounts, structure, terms and interest rates charged on loans, other credit and service charges and fees on loans, the quality and scope of products and services rendered, the convenience of its delivery channels, and, in the case of loans to commercial borrowers, relative lending limits. C&S Bank competes with commercial banks, credit unions, savings institutions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate in its market areas and elsewhere.

Employees

At September 30, 2015, C&S had 581 employees on a full-time equivalent basis. Following the completion of the CertusBank branch purchase, which closed on October 9, 2015, C&S had 643 employees on a full-time equivalent basis.

Beneficial Ownership of Significant Stockholders, Executive Officers and Directors

The following table sets forth, for each (i) C&S stockholder that beneficially owns more than 5% of C&S common stock, (ii) C&S executive officer and (iii) C&S director, the total number of shares of C&S common stock owned by such stockholder, executive officer or director, directly or indirectly, as of November 30, 2015. Unless otherwise stated, the beneficial owner has sole voting and investment power over the common stock, or shares such power with his or her spouse.

Name of beneficial owner	Amount and nature of beneficial ownership(1)	Percent of class(2)
5% Stockholders
Lightyear Capital	9,061,875	22.68%
Endicott Partners	3,319,954	8.31%
GMT Capital	3,656,286	9.15%
Kensico Capital	3,656,286	9.15%
MSouth Equity Partners	3,136,189	7.85%
Westport Capital	3,044,710	7.62%
Executive Officers
Pat Frawley	1,015,702	2.54%
David Edwards	322,946	*
Donald Hooper	308,118	*
Steve Stone	310,907	*
Tony Valduga	86,128	*
Mark Abernathy	85,618	*
Non-Executive Directors
Peter Aronson(3)	—	*
Chris Casciato(4)	—	*
Paul Guenther	110,511	*
John Spiegel	211,276	*
Mike McGovern	202,285	*
Joe Edwards	106,703	*
Stewart Brown	57,194	*
Jay Noyes	91,703	*
Mike Starr	41,376	*
Milton Little	33,376	*
All current directors and executive officers as a group	2,983,843	7.47%

*	Less than one percent.
(1)	Represents common stock ownership and equity instruments, including stock options, restricted stock units, warrants and deferred stock units that are vested or could be exercised within 60 days of November 30, 2015.
(2)	Percentages are calculated based on 36,949,266 total outstanding shares plus, in the case of each named person and the directors and executive officers as a group, the number of additional shares that are vested by that person or by persons included in the group or that could be exercised within 60 days of November 30, 2015.
(3)	Excludes shares owned by Westport Capital for which Mr. Aronson is a Principal.
(4)	Excludes shares owned by Lightyear Capital for which Mr. Casciato is a Managing Director.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF COMMUNITY & SOUTHERN HOLDINGS, INC.

The following is a discussion of Community & Southern Holdings, Inc.’s (“C&S”) financial condition as of September 30, 2015 and 2014 and December 31, 2014 and 2013 and its results of operations for each of the three and nine months ended September 30, 2015 and 2014 and the years in the three-year period ended December 31, 2014. The purpose of this discussion is to focus on information about C&S’ financial condition and results of operations which is not otherwise apparent from the consolidated financial statements.

Introduction

C&S is a financial holding company that was incorporated under the laws of the State of Delaware on September 18, 2009 to serve as the holding company for Community & Southern Bank (“C&S Bank”). C&S operates two subsidiaries: (1) C&S Bank, a Georgia-state chartered bank that was incorporated on January 29, 2010, which provides traditional credit and depository banking services to its retail and commercial customers through 47 branches in northern and central Georgia, including metro Atlanta, as well as Jacksonville, Florida, and (2) CSB Risk Management, Inc., a captive insurance company established with the specific objective of insuring risks for C&S, its subsidiaries, and a group of unaffiliated member banks. C&S Bank is the parent company of CSB Investments, Inc., a Nevada corporation that owns all of the investment securities of C&S.

On January 29, 2010, C&S raised approximately $255 million in gross proceeds (before expenses) from investors in a private offering of its common stock. C&S raised an additional $115 million in gross proceeds (before expenses) from its existing investors on September 17, 2010. Between January 29, 2010 and October 9, 2015, C&S and/or C&S Bank successfully completed 14 acquisitions. Since its inception, C&S Bank has acquired approximately $3.02 billion in total assets and assumed $2.73 billion in deposits from the Federal Deposit Insurance Corporation (“FDIC”), as receiver, in eight different failed bank acquisition transactions. In addition, C&S has completed six other acquisitions, including three mergers and three branch purchases for a total of $1.3 billion in total assets.

Quarterly Highlights – For the Three and Nine Months Ended September 30, 2015

The following provides an overview of the major factors impacting C&S’ financial performance for the quarter ended September 30, 2015.

•	Net income for the three months ended September 30, 2015 was $7.9 million, or $0.19 per diluted share, compared to net income of $3.9 million, or $0.10 per diluted share for the three months ended September 30, 2014. Net income for the nine months ended September 30, 2015 was $18.9 million, or $0.46 per diluted share, compared to net income of $4.9 million, or $0.12 per diluted share for the nine months ended September 30, 2014.

•	C&S’ net interest income was $35.8 million for the three months ended September 30, 2015; an increase of $246 thousand, or 0.7%, from the three months ended September 30, 2014. C&S’ interest income increased $1.1 million for the three months ended September 30, 2015 primarily from increased income on loans, due to higher volume, offset by a decrease in accretion income on purchased credit impaired (“PCI”) loans. C&S’ interest expense increased $897 thousand to $4.7 million for the three months ended September 30, 2015 primarily due to an increase of $295.6 million in interest-bearing deposit balances. C&S’ net interest income was $104.5 million for the nine months ended September 30, 2015; an increase of $290 thousand, or 0.3%, from the nine months ended September 30, 2014. C&S’ interest income increased $2.9 million for the nine months ended September 30, 2015 primarily from increased income on loans, due to higher volume, offset by a decrease in accretion income on PCI loans. C&S’ interest expense increased $2.6 million to $12.9 million for the nine months ended September 30, 2015 primarily due to an increase of $295.6 million in interest-bearing deposit balances.

•	Noninterest income for the three months ended September 30, 2015 totaled $5.6 million, down $1.8 million from the same period ended September 30, 2014. The decrease in noninterest income is primarily a result of a gain on acquisition that was booked in 2014 related to the acquisition of Eastside Commercial Bank (“Eastside”) on July 19, 2014.

•	C&S experienced strong loan growth during the nine months ended September 30, 2015. At September 30, 2015, total loans were $2.9 billion, an increase of $450.6 million, or 18.6%, as compared to the year ended December 31, 2014. The increase was partially attributable to the acquisition of Community Business Bank (“CBB”) that contributed $95.5 million in acquired loans when it was purchased in the second quarter of 2015.

•	At September 30, 2015, the ratio of nonperforming assets to total loans and other real estate owned (“OREO”) was 1.25% and the ratio of nonaccrual loans to total loans of 0.97%.

•	The cost of funds increased to 57 basis points for the three months ended September 30, 2015, compared to 54 basis points for the same period in 2014.

Annual Highlights – For the Period Ended December 31, 2014

The following provides an overview of the major factors impacting C&S’ financial performance in 2014.

•	Net income for the year ended December 31, 2014 was $6.8 million, or $0.17 per diluted share, compared to net income of $13.2 million for 2013, or $0.33 per diluted share.

•	C&S’ net interest income was $140.7 million for 2014, an increase of $19.0 million, or 15.6%, from 2013. C&S’ interest income increased $20.2 million in 2014 primarily from increased income on loans, due to higher volume, offset by a decrease in accretion income on PCI loans. C&S’ interest expense increased $1.2 million primarily due to an increase of $510.8 million in interest bearing deposit balances.

•	Noninterest income was $21.9 million for 2014, a decrease of $3.0 million, or 12.1%, from 2013. The decrease is primarily attributable to lower gain on sale revenue related to decreased mortgage origination activity, lower bank owned life insurance (“BOLI”) income due to a one time death benefit paid in 2013 and lower gains on sale generated through sales of securities in the investment portfolio. This was partially offset, in 2014, by a gain on acquisition related to the Eastside transaction.

•	C&S experienced strong loan growth in 2014. Total loans increased $659.7 million, or 37.4% in 2014 to $2.4 billion driven by strong organic loan growth complemented by three acquisitions closed in 2014.

•	At December 31, 2014, the ratio of nonperforming assets to total loans and OREO was 1.50% and the ratio of nonaccrual loans to total loans was 0.92%.

•	The cost of funds declined to 55 basis points for the year ended December 31, 2014, compared to 63 basis points for the year ended December 31, 2013 as a result of rationalizing higher cost legacy deposits acquired through acquisitions made in 2010 and 2012.

•	C&S’ capital ratios exceeded all regulatory “well capitalized” guidelines, with a Tier 1 leverage ratio of 11.85%, a Tier 1 risk-based capital ratio of 15.24% and a Total risk-based capital ratio of 16.50% at December 31, 2014.

Critical Accounting Policies

C&S’ significant accounting policies are described in detail in Note 1, “Summary of Significant Accounting Policies and Nature of Business,” to C&S’ 2014 audited consolidated financial statements included in this joint proxy statement/prospectus and are integral to understanding C&S’ financial performance. C&S has identified certain accounting policies as being critical because (1) they require judgment about matters that are highly uncertain and (2) different estimates that could be reasonably applied would result in materially different assessments with respect to ascertaining the valuation of assets, liabilities, commitments, and contingencies. C&S has established detailed policies and control procedures that are intended to ensure that these critical accounting estimates are well controlled and applied consistently from period to period, and that the process for changing methodologies occurs in an appropriate manner. The following is a description of C&S’ current critical accounting policies.

Acquisition Accounting

C&S is required to determine the fair value of its acquired assets and liabilities under relevant accounting guidance. Estimating fair values for loans, intangibles, OREO, FDIC indemnification assets, and other acquired assets can require significant judgment and complexity. Fair value determination for loans is an area requiring particular judgment as it includes estimates related to the amount and timing of expected principal, interest, and other cash flows. In cases where C&S acquires loans with evidence of deterioration of credit quality for which it is probable, at acquisition, that C&S will not collect all contractually required payments receivable, C&S treats the loans as PCI. C&S accounts for its PCI loans by dividing them into two categories: (1) specifically reviewed loans, and (2) loans accounted for as part of a loan pool. C&S creates loan pools by grouping loans with similar risk characteristics with the intent of creating homogeneous pools based on a combination of various factors including product type, cohort, risk classification and term. Loans accounted for in pools remain in the pool until the pool closes, which is either when all the loans are resolved or the pool’s recorded investment reaches zero. C&S is required to perform periodic re-estimations on PCI loans to reflect updated expectations on the cash flows to be received on these loans. C&S also re-estimates the gross expected indemnification asset cash flows in conjunction with the periodic re-estimation of cash flows on covered loans accounted for as PCI. Estimating the amount and timing of cash flows related to PCI loans and the related indemnification cash flows for losses covered by the FDIC is an area requiring significant judgement.

Allowance for Loan Losses (“ALL”)

The ALL represents the amount considered adequate by C&S management to absorb losses inherent in the loan portfolio at the balance sheet date. The ALL is adjusted through provisions for loan losses charged or credited to operations. The provisions are generated through loss analyses performed on loans that fall outside the scope of PCI loan accounting and for PCI loans. The ALL adjustment for PCI loans is a result of decreased expected cash flows on PCI loans due to further credit deterioration since purchase or the previous cash flow re-estimation. The ALL adjustment for loans that fall outside the scope of PCI consists of both specific and general components. Generally, individual loans are charged off against the ALL when management determines them to be uncollectible. Subsequent recoveries, if any, of loans previously charged-off are credited to the ALL.

C&S assesses the adequacy of the ALL quarterly with respect to both loans outside the scope of PCI loan accounting and for PCI loans. The assessment begins with a standard evaluation and analysis of the loan portfolio. All loans are consistently graded and monitored for changes in credit risk and possible deterioration in the borrower’s ability to repay the contractual amounts due under the loan agreements.

ALL – Loans accounted for Outside the Scope of PCI Accounting

The ALL represents management’s estimate of probable and reasonably estimable credit losses incurred in loans held for investment as of the balance sheet date. The estimate of the ALL is based upon management’s evaluation of the loan portfolio including such factors as past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current market and economic conditions, borrower’s payment status, internal credit risk ratings and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Loans are charged off when management believes that the ultimate collectability of the loan is unlikely. Allocation of the ALL may be made for specific loans, but the entire ALL is available for any loan that, in management’s judgment, is deemed to be uncollectible. The ALL is increased by provisions charged to expense and decreased by actual charge-offs, net of recoveries.

The ALL adequacy assessment begins with a process of estimating probable and reasonably estimable credit losses incurred within the loan portfolio. These estimates are established by category and based upon C&S’ internal system of credit risk ratings and historical loss data. The estimate of probable and reasonably estimable credit losses incurred within the loan portfolio may then be adjusted for management’s estimate of additional probable and reasonably estimable credit losses as a result of specific credit exposures, trends in delinquent and nonaccrual loans, as well as other factors such as prevailing economic conditions, lending strategies, and other influencing factors. For acquired loans that do not meet the definition of PCI loans, an ALL is recorded once estimated credit losses exceed the remaining unamortized purchase discount.

Allowance for PCI Loan Losses

C&S also maintains an ALL on PCI loans. To determine the ALL for PCI loans, C&S periodically re-estimates cash flows expected to be collected on these loans. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change in future periods. A decline in gross expected cash flows for a pool of loans results in impairment and is recorded through a charge to provision for credit losses during the period. Improvement in gross expected cash flows for a pool of loans, once any previously recorded impairment is recaptured, is recognized prospectively as an adjustment to the yield on the loans in the pool. Charge-offs on PCI loans are first applied against any remaining purchase discount until such discount is exhausted. Subsequent charge-offs are applied to the ALL.

Income Taxes

C&S is subject to the income tax laws of the U.S., its states and municipalities where C&S conducts business. C&S estimates income tax expense based on amounts expected to be owed to these various tax jurisdictions. The estimated income tax expense or benefit is reported in C&S’ Consolidated Statements of Income. Accrued taxes represent the net estimated amount due to or to be received from tax jurisdictions either currently or in the future and are reported in other assets on C&S’ Consolidated Balance Sheets. In estimating accrued taxes, C&S assesses the appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent, and other pertinent information. The income tax laws are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. Significant judgment is required in determining the tax accruals and in evaluating C&S’ tax positions, including evaluating uncertain tax positions. Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations by the tax authorities, and newly enacted statutory, judicial, and regulatory guidance that could impact the relative merits and risks of tax positions. These changes, when they occur, impact tax expense and can materially affect C&S’ operating results. C&S reviews its tax positions quarterly and make adjustments to accrued taxes as new information becomes available. Deferred income tax assets (“DTA”) represent amounts available to reduce income taxes payable in future years. Such assets arise due to temporary differences between the financial reporting and the tax bases of assets and liabilities, as well as from Net operating losses and tax credit carryforwards. C&S regularly evaluates the realizability of DTAs. A valuation allowance is recognized for a DTA if, based on available evidence, it is more-likely-than-not that some portion or all of the DTA will not be realized. In determining whether a valuation allowance is necessary, C&S considers the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax income, taxable income and tax planning strategies that would, if necessary, be implemented. Since C&S expects to realize its remaining federal and state DTAs, no valuation allowance is deemed necessary against these DTAs at September 30, 2015 or December 31, 2014. For additional information, refer to Note 16, “Income Taxes,” to C&S’ audited 2014 consolidated financial statements.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Management evaluates the operating performance of C&S by using a financial measure not calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), interest income—taxable equivalent. C&S has included this non- GAAP financial measures for the applicable periods presented. Management uses this non-GAAP measure as follows: preparation of the Company’s operating budgets, monthly financial performance reporting, and presentation to investors of Company performance.

A reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure is presented in the accompanying table. This non-GAAP financial measure has inherent limitations, is not required to be uniformly applied, and is not audited. This non-GAAP financial measure should not be considered as a substitute for any GAAP financial measures, and C&S strongly encourages investors to review the GAAP financial measures included in this document and not to place undue reliance upon any single financial measure. In addition, because this non-GAAP financial measure is not standardized, it may not be possible to compare the non-GAAP financial measure presented in this document with other companies’ non-GAAP financial measures having the same or similar names.

	2015			2014
(dollars in thousands, except per share data)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Interest income reconciliation
Interest income – taxable equivalent	$40,662	$39,640	$37,512	$41,046	$39,579
Taxable equivalent adjustment	(144)	(170)	(164)	(184)	(204)

Total interest income (GAAP)	$40,518	$39,470	$37,348	$40,862	$39,375

	Nine Months Ended September 30,		Year Ended December 31,
(dollars in thousands, except per share data)	2015	2014	2014	2013	2012	2011	2010
Interest income reconciliation
Interest income – taxable equivalent	$117,855	$115,058	$156,019	$135,529	$137,586	$113,732	$79,115
Taxable equivalent adjustment	(519)	(574)	(673)	(338)	(745)	(637)	(441)

Total interest income (GAAP)	$117,336	$114,484	$155,346	$135,191	$136,841	$113,095	$78,674

Results of Operations

Net Income

For the Three and Nine Months Ended September 30, 2015 and 2014

C&S reported net income of $7.9 million and $18.9 million for the three and nine months ended September 30, 2015, respectively, compared to net income of $3.9 million and $4.9 million for the same periods in 2014, respectively. Diluted earnings per share was $0.19 and $0.46 for the three and nine months ended September 30, 2015, respectively, compared to diluted earnings per common share of $0.10 and $0.12 for the same periods in 2014, respectively.

For the Years Ended December 31, 2014, 2013, and 2012

C&S reported net income of $6.8 million for the year ended December 31, 2014, compared to net income of $13.2 million and $12.6 million for the year ended December 31, 2013 and December 31, 2012, respectively. Basic and diluted earnings per share was $0.19 and $0.17 for the year ended December 31, 2014, compared to basic and diluted earnings per share of $0.36 and $0.33 for the year ended December 31, 2013, and $0.34 and $0.31 for the year ended December 31, 2012.

Net Interest Income

C&S’ operating results depend primarily on net interest income, calculated as the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Fluctuations in market interest rates impact the yield and rates paid on interest sensitive assets and liabilities. Changes in the amount and type of interest-earning assets and interest-bearing liabilities also impact net interest income. The variance driven by the changes in the amount and mix of interest-earning assets and interest-bearing liabilities is referred to as a “volume change.” Changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds are referred to as a “rate change.”

For the Three Months ended September 30, 2015 and 2014

C&S’ net interest income was $35.8 million for the three months ended September 30, 2015, an increase of $245 thousand, or 0.7%, from the three months ended September 30, 2014. C&S’ net interest spread on a taxable equivalent basis, which is the difference between the yields earned on average earning assets and the rates paid on average interest-bearing liabilities, was 3.99% for the three months ended September 30, 2015, compared to 4.69% for the same period in 2014, a decrease of 70 basis points. C&S’ net interest margin on a taxable equivalent basis, which is net interest income divided by average interest-earning assets, was 4.03% for the three months ended September 30, 2015 compared to 4.72% for the same period in 2014, a decrease of 69 basis points.

The yield on average earnings assets was 4.56% for the three months ended September 30, 2015, compared to 5.23% for the three months ended September 30, 2014, a decrease of 67 basis points, driven primarily by a $2.8 million decline in interest income on PCI loans. The decrease in yield on average earning assets and loans is primarily driven by the composition of C&S’ loan portfolio and continued strong loan origination in a prolonged low interest rate environment. At September 30, 2015, approximately 8.9% of C&S’ loan portfolio was PCI, versus 13.8% at September 30, 2014. PCI loans generally have above market yields due to the inherent risk profile of that portfolio. C&S continues to see downward pressure on the yield on earning assets due to a combination of fewer PCI loans and new loan origination activity. The yield on C&S’ taxable investment portfolio was 2.20% and 2.14% for the three months ended September 30, 2015 and 2014, respectively. The yield on the taxable investment portfolio reflects C&S’ posture to maintain a low duration profile in a prolonged low rate environment.

For the Nine Months Ended September 30, 2015 and 2014

C&S’ net interest income was $104.5 million for the nine months ended September 30, 2015; an increase of $294 thousand, or 0.3%, from the nine months ended September 30, 2014. C&S’ net interest spread, on a taxable equivalent basis, was 4.12% for the nine months ended September 30, 2015, compared to 5.05% for the same period in 2014, a decrease of 93 basis points. C&S’ net interest margin, on a taxable equivalent basis, was 4.16% for the nine months ended September 30, 2015 compared to 5.09 % for the same period in 2014, a decrease of 93 basis points.

The yield on average earnings assets was 4.67% for the nine months ended September 30, 2015, compared to 5.59% for the same period in 2014, a decrease of 92 basis points, driven primarily by a $13.2 million decline in accretion income on PCI loans. The decrease in yield on average earning assets and loans is primarily driven by the composition of C&S’ loan portfolio and continued strong loan origination in a prolonged low interest rate environment. At September 30, 2015, approximately 8.9% of C&S’ loan portfolio was PCI, versus 13.8% at September 30, 2014. PCI loans generally have above market yields due to the inherent risk profile of that portfolio. C&S continues to see downward pressure on the yield on earning assets due to a combination of fewer PCI loans and new loan origination activity. The yield on the taxable investment portfolio was 2.18% and 2.24% for the nine months ended September 30, 2015 and 2014, respectively. The yield on the taxable investment portfolio reflects C&S’ posture to maintain a low duration profile in a prolonged low rate environment.

For the Years Ended December 31, 2014 and 2013

C&S’ net interest income was $140.7 million for the year ended December 31, 2014; an increase of $19.0 million, or 15.6%, from the year ended December 31, 2013. C&S’ net interest spread on a taxable equivalent basis was 4.91% for the year ended December 31, 2014, compared to 5.48% for the year ended December 31, 2013, a decrease of 57 basis points. C&S’ net interest margin on a taxable equivalent basis was 4.95% for the year ended December 31, 2014 compared to 5.49% for the same period in 2013, a decrease of 54 basis points.

The yield on average earnings assets was 5.46% for the year ended December 31, 2014, compared to 6.10% for the year ended December 31, 2013, a decrease of 64 basis points, driven primarily by a $3.1 million decline in interest income on PCI loans largely as a result of a decrease in the balance of average PCI loans. The decrease in yield on average earning assets and loans is primarily driven by the composition of C&S’ loan portfolio and continued strong loan origination in a prolonged low interest rate environment. At December 31, 2014, approximately 12.6% of C&S’ loan portfolio was PCI, versus 21.6% at December 31, 2013. PCI loans generally have above market yields due to the inherent risk profile of that portfolio. C&S continues to see downward pressure on the yield on earning assets due to combination of fewer PCI loans and new loan origination activity. The yield on the taxable investment portfolio was 2.23% and 2.15% for the year ended December 31, 2014 and 2013, respectively. The yield on the taxable investment portfolio reflects C&S’ posture to maintain a low duration profile in a prolonged low rate environment.

For the Years Ended December 31, 2013 and 2012

C&S’ net interest income was $121.7 million for the year ended December 31, 2013, an increase of $681 thousand, or 0.6%, from the year ended December 31, 2012. C&S’ net interest spread, on a taxable equivalent basis, was 5.48% for the year ended December 31, 2013, compared to 6.72% for the year ended December 31, 2012, a decrease of 124 basis points. The net interest margin on a taxable equivalent basis, was 5.49% for the year ended December 31, 2013 compared to 6.68% for the same period in 2012, a decrease of 119 basis points.

The yield on C&S’ average earnings assets was 6.10% for the year ended December 31, 2013, compared to 7.55% for the year ended December 31, 2012, a decrease of 145 basis points, driven primarily by a $21.1 million decline in interest income on PCI loans. The decrease in yield on average earning assets and loans is primarily driven by the composition of C&S’ loan portfolio and continued strong loan origination in a prolonged low interest rate environment. At December 31, 2013, approximately 21.6% of C&S’ loan portfolio was PCI, versus 37.0% at December 31, 2012. PCI loans generally have above market yields due to the inherent risk profile of that portfolio. C&S continues to see downward pressure on the yield on earning assets due to combination of fewer PCI loans and new loan origination activity. The yield on the taxable investment portfolio was 2.15% and 2.11% for the year ended December 31, 2013 and 2012, respectively. The yield on the taxable investment portfolio reflects C&S’ posture to maintain a low duration profile in a prolonged low rate environment.

Average Balances, Net Interest Income, Yields and Rates

The following tables present, for the periods indicated, the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. All average balances are daily average balances. Any nonaccruing loans have been included in the table as loans carrying a zero yield (dollars in thousands on a taxable-equivalent basis).

	For the Three Months Ended
	September 30, 2015			September 30, 2014
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Interest earning assets:
Cash and cash equivalents	$138,983	$155	0.44%	$140,295	$113	0.32%
Taxable investment securities	553,921	3,070	2.20%	532,900	2,896	2.14%
Nontaxable investment securities[1]	39,168	497	5.03%	42,997	601	5.55%
Total loan receivables, including loans held for sale	2,804,372	36,940	5.23%	2,283,624	35,969	6.25%

Total earning assets	3,536,444	$40,662	4.56%	2,999,816	$39,579	5.23%

Total nonearning assets	270,579			280,834

Total assets	$3,807,023			$3,280,650

Interest bearing liabilities
Interest bearing checking	$459,041	$256	0.22%	$389,859	$162	0.16%
Money market	669,473	841	0.50%	574,740	712	0.49%
Savings	101,118	19	0.07%	88,708	14	0.06%
Time deposits	1,431,673	3,167	0.88%	1,264,130	2,547	0.80%
Other borrowings	208,263	454	0.86%	135,217	405	1.19%

Total interest bearing liabilities	$2,869,568	$4,737	0.57%	$2,452,654	$3,840	0.54%

Demand deposit accounts	430,046			344,223
Other liabilities	50,070			51,670
Shareholders’ equity	457,339			432,103

Total liabilities and shareholders’ equity	$3,807,023			$3,280,650

Net interest income		35,925			35,739

Net interest margin			4.03%			4.72%
Net interest spread			3.99%			4.69%
Cost of funds			0.57%			0.54%

[1]	Reflects taxable equivalent adjustment using the federal statutory rate of 35% in adjusting interest on tax-exempt securities to a fully taxable basis. The taxable equivalent adjustment included above are $144,000 and $204,000 for the three months ended September 30, 2015 and 2014, respectively.

	For the Nine Months Ended
	September 30, 2015			September 30, 2014
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
Interest earning assets:
Cash and cash equivalents	$120,637	$401	0.44%	$113,501	$284	0.33%
Taxable investment securities	527,933	8,624	2.18%	520,789	8,714	2.24%
Nontaxable investment securities[1]	40,514	1,535	5.07%	40,682	1,688	5.55%
Total loan receivables, including loans held for sale	2,666,003	107,295	5.38%	2,067,652	104,372	6.75%

Total earning assets	3,355,087	$117,855	4.67%	2,742,624	$115,058	5.59%

Total nonearning assets	267,437			291,551

Total assets	$3,622,524			$3,034,175

Interest bearing liabilities
Interest bearing checking	$443,068	$672	0.20%	$381,999	$582	0.20%
Money market	672,871	2,493	0.50%	519,172	1,512	0.39%
Savings	98,931	53	0.07%	85,597	37	0.06%
Time deposits	1,329,283	8,414	0.85%	1,130,532	6,951	0.82%
Other borrowings	180,060	1,237	0.92%	125,328	1,229	1.31%

Total interest bearing liabilities	$2,724,213	$12,869	0.55%	$2,242,628	$10,311	0.54%

Demand deposit accounts	400,839			315,252
Other liabilities	49,361			43,325
Shareholders’ equity	448,111			432,970

Total liabilities and shareholders’ equity	$3,622,524			$3,034,175

Net interest income		104,986			104,747

Net interest margin			4.16%			5.09%
Net interest spread			4.12%			5.05%
Cost of funds			0.55%			0.54%

[1]	Reflects taxable equivalent adjustment using the federal statutory rate of 35% in adjusting interest on tax-exempt securities to a fully taxable basis. The taxable equivalent adjustments included above are $519,000 and $574,000 for the nine months ended September 30, 2015 and 2014, respectively.

	Years Ended December 31
	2014			2013			2012
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
Interest earning assets:
Cash and cash equivalents	$144,451	$469	0.32%	$154,526	$346	0.22%	$175,594	$325	0.19%
Taxable investment securities	509,999	11,363	2.23%	399,644	8,581	2.15%	440,201	9,292	2.11%
Nontaxable investment securities[1]	41,253	2,230	5.41%	39,379	2,117	5.38%	40,624	2,193	5.40%
Total loan receivables, including loans held for sale	2,148,794	141,957	6.61%	1,623,624	124,485	7.67%	1,158,114	125,776	10.86%

Total earning assets	2,844,497	$156,019	5.46%	2,217,173	$135,529	6.10%	1,814,533	$137,586	7.55%

Total nonearning assets	282,960			399,810			521,925

Total assets	$3,127,457			$2,616,983			$2,336,458

Interest bearing liabilities
Interest bearing checking	$389,859	$763	0.20%	$369,078	$1,007	0.27%	$347,743	$1,149	0.33%
Money market	553,562	2,520	0.46%	496,738	2,380	0.48%	370,174	2,406	0.65%
Savings	86,551	50	0.06%	67,933	37	0.06%	59,900	84	0.14%
Time deposits	1,173,402	9,702	0.83%	845,828	8,149	0.96%	782,390	10,014	1.28%
Other borrowings	116,032	1,602	1.37%	122,289	1,906	1.56%	124,060	2,157	1.74%

Total interest bearing liabilities	$2,319,406	$14,637	0.55%	$1,901,866	$13,479	0.63%	$1,684,267	$15,810	0.84%

Demand deposit accounts	328,705			250,526			205,587
Other liabilities	45,353			46,649			42,636
Shareholders’ equity	433,993			417,942			403,968

Total liabilities and shareholders’ equity	$3,127,457			$2,616,983			$2,336,458

Net interest income		141,382			122,050			121,776

Net interest margin			4.95%			5.49%			6.68%
Net interest spread			4.91%			5.48%			6.72%
Cost of funds			0.55%			0.63%			0.84%

[1]	Reflects taxable equivalent adjustment using the federal statutory rate of 35% in adjusting interest on tax-exempt securities to a fully taxable basis. The taxable equivalent adjustments included above are $673,000, $338,000 and $745,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

Net interest income can be analyzed in terms of the impact of changing interest rates and changing volumes. The following table reflects the effect that varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented (dollars in thousands):

	Three Months Ended September 30, 2015 vs. 2014			Nine Months Ended September 30, 2015 vs. 2014
	Change Attributable to		Total Increase (Decrease)[1]	Change Attributable to		Total Increase (Decrease)[1]
	Volume	Rate		Volume	Rate
Interest income:
Cash and cash equivalents	$(1)	$43	$42	$19	$98	$117
Taxable investment securities	104	70	174	118	(208)	(90)
Nontaxable investment securities	(53)	(51)	(104)	(7)	(146)	(153)
Total loan receivables, including loans held for sale	7,424	(6,453)	971	26,603	(23,680)	2,923

Total interest income	7,474	(6,391)	1,083	26,733	(23,936)	2,797

Interest expense:
Interest bearing checking	31	63	94	92	(2)	90
Money market	117	12	129	511	470	981
Savings	2	3	5	6	10	16
Time deposits	359	261	620	1,251	212	1,463
Other borrowings	180	(131)	49	442	(434)	8

Total interest expense	689	208	897	2,302	$256	$2,558

Net interest income	$6,785	$(6,599)	$186	$24,431	$(24,192)	239

[1]	Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate, while rate change is change in rate times the previous volume. The rate/volume change, change in rate times change in volume, is allocated between volume change and rate change at the ratio each component bears to the absolute value of their total.

	Years Ended December 31
	2014 compared to 2013			2013 compared to 2012
	Change Attributable to		Total Increase (Decrease)[1]	Change Attributable to		Total Increase (Decrease)[1]
	Volume	Rate		Volume	Rate
Interest income:
Cash and cash equivalents	$(21)	$144	$123	$(36)	$57	$21
Taxable investment securities	2,448	334	2,782	(872)	161	(711)
Nontaxable investment securities	101	12	113	(67)	(9)	(76)
Total loan receivables, including loans held for sale	36,364	(18,892)	17,472	41,971	(43,262)	(1,291)

Total interest income	38,892	(18,402)	20,490	40,996	(43,053)	(2,057)

Interest expense:
Interest bearing checking	54	(298)	(244)	67	(209)	(142)
Money market	263	(123)	140	700	(726)	(26)
Savings	11	2	13	10	(57)	(47)
Time deposits	2,828	(1,275)	1,553	762	(2,627)	(1,865)
Other borrowings	(90)	(214)	(304)	(30)	(221)	(251)

Total interest expense	3,066	(1,908)	1,158	1,509	$(3,840)	$(2,331)

Net interest income	$35,826	$(16,494)	$19,332	$39,487	$(39,213)	274

[1]	Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate, while rate change is change in rate times the previous volume. The rate/volume change, change in rate times change in volume, is allocated between volume change and rate change at the ratio each component bears to the absolute value of their total.

Provision for Credit Losses

The provision for credit losses is the amount of expense that, based on management’s judgment, is required to maintain the ALL at an adequate level to absorb probable losses inherent in the loan portfolio at the balance sheet date and that is appropriate under U.S. generally accepted accounting principles. The determination of the amount of the ALL is complex and involves a high degree of judgment and subjectivity. C&S’ determination of the amount of the allowance and corresponding provision for loan losses considers ongoing evaluations of the credit quality and level of credit risk inherent in various segments of the loan portfolio and of individually significant credits, levels of nonperforming loans and charge-offs, statistical trends and economic and other relevant factors.

C&S does not record an ALL at acquisition for PCI loans because those loans are recorded at their acquisition-date fair value based on a discounted cash flow methodology. To determine the ALL for PCI loans subsequent to acquisition, C&S periodically re-estimates cash flows expected to be collected on these loans. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change in future periods. A decline in gross expected cash flows for a pool of loans results in impairment and is recorded through a charge to provision for credit losses during the period. Improvement in gross expected cash flows for a pool of loans, once any previously recorded impairment is recaptured, is recognized prospectively as an adjustment to the yield on the loans in the pool. Charge-offs on PCI loans are first applied against any remaining purchase discount until such discount is exhausted. Subsequent charge-offs are applied to the ALL.

In addition to the ALL, C&S also estimates probable and reasonably estimable credit losses related to unfunded lending commitments, such as letters of credit and contractually binding unfunded loan commitments. The provision for credit losses also includes the amount of expense required to maintain this reserve for unfunded lending commitments.

For the Three and Nine Months Ended September 30, 2015 and 2014

The provision for credit losses decreased by $3.1 million, or 73.8%, to $1.1 million for the three months ended September 30, 2015 from $4.2 million for the three months ended September 30, 2014. The decrease was primarily attributable to a reduction in estimated losses on individually-evaluated loans.

The provision for credit losses increased by $5.9 million, or 107.3%, to $11.4 million for the nine months ended September 30, 2015 from $5.5 million for the nine months ended September 30, 2014. The increase was primarily attributable to decreases in expected cash flows across certain PCI loan pools, which is reflected through additional provision expense.

For the Years Ended December 31, 2014, 2013, and 2012

The provision for credit losses increased by $7.7 million, or 641.7%, to $8.9 million for the year ended December 31, 2014 from $1.2 million for the year ended December 31, 2013. The increase in 2014 was primarily attributable to growth in loan originations, as well as credit deterioration of two large impaired loans.

The provision for credit losses decreased by $13.3 million, or 91.7%, to $1.2 million for the year ended December 31, 2013 from $14.5 million for the year ended December 31, 2012. The decrease was primarily attributable to increases in expected cash flows across certain PCI loan pools, which is reflected through the reversal of previously recorded provision expense.

Noninterest Income

For the Three and Nine Months Ended September 30, 2015 and 2014

The following table presents, for the periods indicated, the major categories of noninterest income (dollars in thousands):

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Service charges on deposit accounts	$2,998	$2,923	$8,648	$8,325
Investment securities gains, net	136	132	136	211
Gain on sale of loans	1,266	383	3,158	964
Bank owned life insurance income	681	499	1,931	1,467
Gain on acquisitions	—	2,278	—	2,278
Other	504	1,126	2,308	2,584

Total noninterest income	$5,585	$7,341	$16,181	$15,829

Noninterest income for the third quarter of 2015 decreased 24.0% to $5.6 million compared to $7.3 million for the third quarter of 2014. Noninterest income for the first nine months of 2015 increased 2.2% to $16.2 million compared to $15.8 million for the first nine months of 2014. Noninterest income for the first nine months of 2014 included $2.3 million of bargain purchase gain from the acquisition of Eastside. There were no bargain purchase gains during the first nine months of 2015. Service charges on deposit accounts increased 2.5% to $3.0 million for the third quarter of 2015 compared to $2.9 million for the third quarter of 2014. Service charges on deposit accounts increased 3.7% to $8.6 million in the first nine months of 2015 compared to $8.3 million in the first nine months of 2014. The increase in service charges on deposit accounts was primarily a result of growth in the number of transaction accounts and the addition of deposit customers from C&S’ acquisitions.

BOLI income increased 36.6% for the third quarter of 2015 compared to the third quarter of 2014, and also increased 31.6% for the first nine months of 2015 compared to the first nine months of 2014, primarily due to $20 million of BOLI purchased in February 2015.

Gain on sale of loans increased 230.1% to $1.3 million for the third quarter of 2015 compared to $383 thousand for the third quarter of 2014, primarily due to two consumer loan sales during the third quarter of 2015. Gain on sale of loans increased 227.8% to $3.2 million for the first nine months of 2015 compared to $964 thousand for the first nine months of 2014, primarily due to the execution of three consumer loan sales during 2015.

For the Years Ended December 31, 2014, 2013, and 2012

The following table presents, for the periods indicated, the major categories of noninterest income (dollars in thousands):

	December 31
	2014	2013	2012
Service charges on deposit accounts	$11,185	$10,996	$10,614
Investment securities gains, net	1,341	2,532	1,440
Gain on sale of loans	1,305	3,903	3,753
Bank owned life insurance income	1,974	3,036	1,701
Gain on acquisitions	2,278	—	6,860
Other	3,789	4,416	3,115

Total noninterest income	$21,872	$24,883	$27,483

Noninterest income decreased by $3.0 million, or 12.1%, from 2013 to 2014. During 2014, investment securities gains and losses, on a net basis, declined by $1.2 million, or 47%. This was the result of a fairly stable rate environment from year to year which led to diminished opportunities in 2014 to capitalize on unrealized gain positions after doing so in 2013. Gain on sale of loans decreased by $2.6 million, or 66.6%, from 2013 to 2014 as a result of a $2.5 million decline in mortgage income from year to year. Mortgage rates during 2013 were historically low and as rates began to creep up during 2014 mortgage originations and sales decreased. The decrease in BOLI income resulted from a one-time death benefit of $1.1 million recognized during 2013. Noninterest income during 2014 included $2.3 million of bargain purchase gain from the acquisition of Eastside with no gains recognized during 2013.

Noninterest income decreased by $2.6 million, or 9.5%, from 2012 to 2013. The decrease in one-time bargain purchase gains from 2012 to 2013 resulted from the completion of two deals during 2012 generating gains of $3.8 million and $3.0 million on the acquisition of Georgia Trust Bank and First Cherokee State Bank, respectively. The increase in BOLI income in 2013 resulted from a one-time death benefit of $1.1 million recognized during 2013. Net investment securities gains increased by $1.1 million, or 75.8%, in 2013 from 2012 due to C&S’ efforts in 2013 to capitalize upon unrealized gain positions that may have diminished if interest rates increased broadly going forward.

Noninterest Expense

For the Three Months and Nine Months Ended September 30, 2015 and 2014

The following table presents, for the periods indicated, the major categories of noninterest expense (dollars in thousands):

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Salaries and employee benefits	$12,837	$11,762	$37,612	$33,955
Occupancy and equipment expense	2,987	2,919	8,999	8,348
Expense on loans and other real estate owned	1,061	981	2,534	3,027
Other real estate owned and repossession losses, net	585	44	529	1,198
Legal and professional services	1,177	1,759	3,958	3,847
FDIC deposit insurance expense	662	687	1,881	1,896
Printing, postage and supplies	450	433	1,201	1,201
Technology and data processing	2,743	2,687	8,650	6,606
Amortization expense	924	834	2,675	2,167
Marketing	614	569	1,440	1,121
FDIC loss share receivable valuation adjustments	960	1,001	2,431	3,722
FDIC loss share receivable amortization	1,342	9,935	6,218	36,671
Clawback (income) expense	271	632	(747)	2,338
Other	1,459	1,564	3,934	4,180

Total noninterest expense	$28,072	$35,807	$81,315	$110,277

Noninterest expense decreased 21.6% to $28.1 million for the third quarter of 2015 compared to $35.8 million for the third quarter of 2014. Noninterest expense decreased 26.3% to $81.3 million for the first nine months of 2015 compared to $110.3 million for the first nine months of 2014.

Salaries and employee benefits increased 9.1% to $12.8 million in the third quarter of 2015 compared to $11.8 million in the third quarter of 2014. Salaries and employee benefits increased 10.8% to $37.6 million for the first nine months of 2015 compared to $34.0 million for the first nine months of 2014. C&S had 536 full-time equivalent employees at September 30, 2015 compared to 599 full-time equivalent employees at September 30, 2014. The increase in salaries and employee benefits for both the third quarter and first nine months of 2015 compared to the same periods in 2014, despite the decrease in number of full-time equivalent employees at September 30, 2015 compared to September 30, 2014, is primarily attributable to the timing of acquisitions, severance expenses and subsequent reductions of personnel upon completion of acquired systems conversions.

Occupancy and equipment expense for the third quarter of 2015 increased 2.3% to $3.0 million compared to $2.9 million for the third quarter of 2014. Occupancy and equipment expense for the first nine months of 2015 increased 7.8% to $9.0 million compared to $8.3 million for the first nine months of 2014. The increase in occupancy and equipment expense for the third quarter and first nine months of 2015 compared to the same periods in 2014 is primarily attributable to the timing of acquisitions, subsequent office closures and the effect of such on occupancy and equipment expense.

FDIC loss share receivable amortization expense and other loss share economics for the third quarter of 2015 decreased 77.8% to $2.6 million as compared to $11.6 million in the third quarter of 2014. Loss share expenses for the first nine months of 2015 decreased 81.5% to $7.9 million compared to $42.7 million for the first nine months of 2014. The decrease in FDIC loss share receivable amortization expense for the third quarter and first nine months of 2015 compared to the same periods in 2014 relates to the expiration of non-single family loss share agreements for five of C&S’ FDIC Assisted acquisitions, of which two expired in the first quarter of

2015 and additional three expired in the third quarter of 2015. At expiration, the assets no longer receive loss share coverage and there is no FDIC receivable left to amortize. Additionally, C&S has continued to expend a significant effort to resolve troubled assets resulting in a lower amount of expenses incurred to resolve such assets in 2015.

The efficiency ratio is a supplemental financial measure utilized in C&S’ internal evaluation of its performance. The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources. C&S’ efficiency ratio was 67.4% for the nine months ended September 30, 2015, compared with 91.9% for the nine months ended September 30, 2014. The decrease was primarily due to a decreasing effect on loss share economics as five loss share agreements expired in 2015.

For the Years Ended December 31, 2014, 2013, and 2012

The following table presents, for the periods indicated, the major categories of noninterest expense (dollars in thousands):

	December 31
	2014	2013	2012
Salaries and employee benefits	$46,784	$45,375	$47,637
Occupancy and equipment expense	11,345	11,340	10,541
Expense on loans and other real estate owned	4,087	6,135	7,140
Other real estate owned and repossession losses, net	3,162	4,715	10,041
Legal and professional services	5,120	3,988	5,016
FDIC deposit insurance expense	2,649	2,193	1,909
Printing, postage and supplies	1,590	1,412	1,952
Technology and data processing	9,187	7,896	7,954
Amortization expense	3,058	2,309	2,137
Marketing	1,660	1,355	2,510
FDIC loss share receivable valuation adjustments	7,766	7,138	(4,796)
FDIC loss share receivable amortization	42,806	28,222	27,126
Clawback (income) expense	3,304	841	(4,153)
Other	5,916	5,468	6,506

Total noninterest expense	$148,434	$128,387	$121,520

For the Years Ended December 31, 2014 and 2013

Noninterest expense increased 15.6% to $148.4 million at December 31, 2014 compared to $128.4 million at December 31, 2013.

Salaries and employee benefits increased 3.1% to $46.8 million at December 31, 2014 compared to $45.4 million at December 31, 2013. C&S had 578 full-time equivalent employees at December 31, 2014 compared to 528 full-time equivalent employees at December 31, 2013. The increase in salaries and employee benefits is primarily attributable to the timing of acquisitions, severance expenses and subsequent reductions or eliminations of personnel upon completion of acquired systems conversions.

Legal and professional services increased 28.4% to $5.1 million at December 31, 2014 compared to $4.0 million at December 31, 2013. The increase in legal and professional services is primarily attributable to one-time costs incurred in 2014 to target and acquire three banks.

Technology and data processing increased 16.4% to $9.2 million at December 31, 2014 compared to $7.9 million at December 31, 2013. In December 31, 2014, technology and data processing included approximately

$829 thousand of acquisition-related and systems conversion expenses for the three banks acquired. Additionally, C&S’ growth has led it to invest significantly in a number of areas including $375 thousand to upgrade C&S’ internet banking platform and $903 thousand of additional expense to its core processor for software maintenance.

FDIC loss-share receivable amortization expense and other loss share economics increased 48.8% to $53.9 million at December 31, 2014 compared to $36.2 million at December 31, 2013. The increase is attributable to the overall improvement of the covered loan portfolio from 2013 to 2014. As its projection of credit losses improves on the covered portfolio, the cash flow C&S expects to collect from the FDIC in connection with its loss sharing agreements decreases. That decrease in expected cash flows resulted in additional amortization of C&S’ FDIC receivable in 2014.

For the Years Ended December 31, 2013 and 2012

Noninterest expense increased 5.7% to $128.4 million at December 31, 2013 compared to $121.5 million at December 31, 2012.

Salaries and employee benefits decreased 4.7% to $45.4 million at December 31, 2013 compared to $47.6 at December 31, 2012. C&S had 528 full-time equivalent employees at December 31, 2013 and 566 at December 31, 2012. The decrease is primarily attributable to the timing of acquisitions and subsequent reductions or eliminations of personnel upon completion of acquired systems conversions. Georgia Trust Bank and First Cherokee State Bank were both acquired on July 20, 2012.

Occupancy and equipment expense increased 7.6% to $11.3 million at December 31, 2014 compared to $10.5 million at December 31, 2012. The increase in occupancy and equipment expense is primarily attributable to the timing of acquisitions, any subsequent office closures and the effect of such on occupancy and equipment expense.

FDIC loss share receivable amortization expense and other loss share economics increased 99.2% to $36.2 million at December 31, 2013 compared to $18.2 million at December 31, 2012. The increase is attributable to the overall improvement of the covered loan portfolio from 2012 to 2013. As the projection of credit losses improves on the covered portfolio, the cash flows C&S expects to collect from the FDIC in connection with its loss sharing agreements decrease. That decrease in expected cash flows resulted in additional amortization of C&S’ FDIC receivable in 2013.

Income Taxes

Three and Nine Months Ended September 30, 2015 and 2014

The effective tax rate was 35.6% and (36.6)% for the three months ended September 30, 2015 and 2014, respectively. The effective tax rate was 32.3% and (15.4)% for the nine months ended September 30, 2015 and 2014, respectively. The increase was primarily attributable to higher pre-tax net earnings for the nine months ended September 30, 2015 compared with the same period in 2014.

For the Years Ended December 31, 2014, 2013, and 2012

Income tax expense is comprised of both state and federal income tax expense. The effective tax rate was (31.8)%, 22.4%, and (0.1)% for the years ended December, 31 2014, 2013 and 2012, respectively. The decrease in 2014 compared to 2013 was primarily attributable to tax-exempt bargain purchase gains for the Eastside acquisition included in the results of 2014. The increase in the effective tax rate in 2013 compared to 2012 was primarily attributable to higher pre-tax net earnings for the year ended December 31, 2013 compared with the same period in 2012.

Financial Condition

C&S’ total assets increased $459.0 million, or 13.5%, from $3.40 billion as of December 31, 2014 to $3.86 billion as of September 30, 2015, and increased $595.6 million or 21.2% from $2.81 billion as of December 31, 2013 to $3.40 billion as of December 31, 2014. C&S’ asset growth was due to the successful execution of its strategy of (1) establishing deep relationships in its market areas resulting in new customer accounts and growth in balances from existing loan and deposit customers and (2) mergers and acquisitions.

Investment Securities

C&S’ investment portfolio consists of U.S. Government sponsored agency mortgage-backed securities, U.S. Government agency securities, municipal securities, corporate bonds and asset-backed securities. The composition of C&S’ portfolio reflects its investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of revenue. The portfolio also provides a balance to interest rate risk, while providing a vehicle for the investment of available funds, furnishing liquidity and supplying securities to pledge as required collateral.

Mortgage-backed securities rely on the underlying pools of mortgage loans to provide a cash flow of principal and interest. The actual maturities of these securities will differ from the contractual maturities because the loans underlying the security can prepay. Decreases in interest rates will generally cause an acceleration of prepayment levels. In a declining or prolonged low interest rate environment, C&S may not be able to reinvest the proceeds from these prepayments in assets that have comparable yields. In a rising rate environment, the opposite occurs. Prepayments tend to slow and the weighted average life extends. This is referred to as extension risk, which can lead to lower levels of liquidity due to the delay of cash receipts, and can result in the holding of a below market yielding asset for a longer period of time.

Management evaluates its securities portfolio each quarter to determine if any security is considered to be other than temporarily impaired. In making this evaluation, management considers its ability and intent to hold securities to recover current market losses. Losses on C&S’ fixed income securities at December 31, 2014 primarily reflect the effect of changes in interest rates. C&S did not recognize any other than temporary impairment losses on its investment securities in 2014, 2013 or 2012.

As of September 30, 2015 and December 31, 2014

At September 30, 2015 and December 31, 2014 C&S had securities held-to-maturity with a carrying amount of $81.8 million and $82.9 million, respectively, and securities available-for-sale totaling $517.7 million, and $444.9 million, respectively. At September 30, 2015 and December 31, 2014 the securities portfolio represented approximately 15.5% and 15.5%, respectively, of total assets. At September 30, 2015, the average life of the investment portfolio was 2.96 years compared with 2.68 years at December 31, 2014.

At September 30, 2015 C&S had 68.5% of the total investment securities portfolio in mortgage backed securities, compared with 66.8% at December 31, 2014. C&S have continued to purchase mortgage-backed securities in order to obtain a favorable yield with low risk. C&S did not have securities of any issuer in excess of 10% of equity at year-end 2014 or 2013, excluding U.S. Government sponsored entities.

As of December 31, 2014 and 2013

At December 31, 2014 and December 31, 2013, C&S had securities held-to-maturity with a carrying value of $82.9 million and $75.7 million, respectively, and securities available-for-sale totaling $444.9 million and $433.0 million, respectively. At December 31, 2014 and 2013, the securities portfolio represented approximately 15.5% and 18.1%, respectively, of total assets. At December 31, 2014, the average life of the investment portfolio was shorter, with an effective duration of 2.68 years compared with 3.59 years at December 31, 2013.

At December 31, 2014, C&S had 66.8% of the total investment securities portfolio in mortgage backed securities, compared with 72.5% at December 31, 2013. C&S has continued to purchase mortgage-backed securities in order to obtain a favorable yield with low risk. C&S did not have securities of any issuer in excess of 10% of equity at year-end 2014 or 2013, excluding U.S. Government sponsored entities.

The following table is a summary of C&S’ available-for-sale investment portfolio at the periods presented (dollars in thousands):

	September 30, 2015		December 31, 2014
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. government	$40,093	$39,907	$39,822	$39,166
Certificates of deposit	—	—	—	—
FNMA, GNMA and FHLMC mortgage-backed securities	250,342	254,048	208,915	211,976
Asset backed securities	16,997	16,723	18,791	18,722
Collateralized mortgage obligations	157,377	158,948	142,107	142,710
State, county and municipal	8,852	9,009	7,016	7,112
Corporate bonds	35,555	35,708	21,255	21,375
Equity securities	3,326	3,326	3,822	3,822

Total investment securities available-for-sale	$512,542	$517,669	$441,728	$444,883

	December 31
	2014		2013		2012
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. government	$39,822	$39,166	$30,120	$28,370	$25,143	$25,149
Certificates of deposit	—	—	—	—	—
FNMA, GNMA and FHLMC mortgage-backed securities	208,915	211,976	211,093	210,920	117,760	122,175
Asset backed securities	18,791	18,722	19,470	19,405	16,747	16,687
Collateralized mortgage obligations	142,107	142,710	157,002	159,049	175,610	179,930
State, county and municipal	7,016	7,112	—	—	1,061	1,088
Corporate bonds	21,255	21,375	15,069	15,102	14,698	15,175
Equity securities	3,822	3,822	191	191	796	1,492

Total investment securities available-for-sale	$441,728	$444,883	$432,945	$433,037	$351,815	$361,696

The following table is a summary of C&S’ held-to-maturity investment portfolio at the periods presented (dollars in thousands):

	September 30, 2015		December 31, 2014
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. government	$—	$—	$—	$—
Certificates of deposit	23,249	23,169	17,974	17,915
FNMA, GNMA and FHLMC mortgage-backed securities	—	—	—	—
Asset backed securities	—	—	—	—
Collateralized mortgage obligations	—	—	—	—
State, county and municipal	58,576	62,054	64,929	68,545
Corporate bonds	—	—	—	—
Equity securities	—	—	—	—

Total investment securities held-to-maturity	$81,825	$85,223	$82,903	$86,460

	December 31
	2014		2013		2012
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. government	$—	$—	$—	$—	$—	$—
Certificates of deposit	17,974	17,915	10,777	10,607	—	—
FNMA, GNMA and FHLMC mortgage-backed securities	—	—	—	—	—	—
Asset backed securities	—	—	—	—	—	—
Collateralized mortgage obligations	—	—	—	—	—	—
State, county and municipal	64,929	68,545	64,903	66,920	66,550	72,084
Corporate bonds	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—

Total investment securities held-to-maturity	$82,903	$86,460	$75,680	$77,527	$66,550	$72,084

The following table shows contractual maturities and yields on C&S’ investments for the periods presented (dollars in thousands):

September 30, 2015	1 Year or Less	1-5 Years	5-10 Years	After 10 Years	No Maturity	Total
Fair Value:
U.S. government	$—	$5,083	$34,824	$—	$—	$39,907
Certificates of deposit	—	—	—	—	—	—
FNMA, GNMA and FHLMC mortgage-backed securities	—	140,558	99,853	13,637	—	254,048
Asset backed securities	—	9,972	6,751	—	—	16,723
Collateralized mortgage obligations	5,455	104,103	49,390	—	—	158,948
State, county and municipal	662	2,289	4,191	1,867	—	9,009
Corporate bonds	5,086	16,053	10,568	4,001	—	35,708
Equity securities	—	—	—	—	3,326	3,326

Total investment securities available-for-sale	$11,203	$278,058	$205,577	$19,505	$3,326	$517,669

Percentage of total	2.2%	53.7%	39.7%	3.8%	0.6%	100.0%
Cumulative percentage of total	2.2%	55.9%	95.6%	99.4%	100.0%
Weighted average yield – FTE	2.9%	2.4%	2.3%	3.4%	2.0%	2.4%

September 30, 2015	1 Year or Less	1-5 Years	5-10 Years	After 10 Years	No Maturity	Total
Amortized Cost:
U.S. government	$—	$—	$—	$—	$—	$—
Certificates of deposit	2,046	18,478	2,725	—	—	23,249
FNMA, GNMA and FHLMC mortgage-backed securities	—	—	—	—	—	—
Asset backed securities	—	—	—	—	—	—
Collateralized mortgage obligations	—	—	—	—	—	—
State, county and municipal	—	10,237	40,765	7,574	—	58,576
Corporate bonds	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—

Total investment securities held-to-maturity	$2,046	$28,715	$43,490	$7,574	$—	$81,825

Percentage of total	2.4%	35.1%	53.2%	9.3%	0.0%	100.0%
Cumulative percentage of total	2.4%	37.5%	90.7%	100.0%	100.0%
Weighted average yield – FTE	0.6%	2.7%	4.6%	6.2%	0.0%	4.0%

December 31, 2014	1 Year or Less	1-5 Years	5-10 Years	After 10 Years	No Maturity	Total
Fair Value:
U.S. government	$—	$14,467	$24,699	$—	$—	$39,166
Certificates of deposit	—	—	—	—	—	—
FNMA, GNMA and FHLMC mortgage-backed securities	—	105,144	94,628	12,204	—	211,976
Asset backed securities	—	13,897	4,825	—	—	18,722
Collateralized mortgage obligations	1,414	122,747	18,549	—	—	142,710
State, county and municipal	161	2,304	4,072	575	—	7,112
Corporate bonds	—	18,315	3,060	—	—	21,375
Equity securities	—	—	—	—	3,822	3,822

Total investment securities available-for-sale	$1,575	$276,874	$149,833	$12,779	$3,822	$444,883

Percentage of total	0.3%	62.2%	33.7%	2.9%	0.9%	100.0%
Cumulative percentage of total	0.3%	62.5%	96.2%	99.1%	100.0%
Weighted average yield – FTE	2.9%	2.4%	2.3%	2.9%	2.8%	2.3%

December 31, 2014	1 Year or Less	1-5 Years	5-10 Years	After 10 Years	No Maturity	Total
Amortized Cost:
U.S. government	$—	$—	$—	$—	$—	$—
Certificates of deposit	227	13,319	4,428	—	—	17,974
FNMA, GNMA and FHLMC mortgage-backed securities	—	—	—	—	—	—
Asset backed securities	—	—	—	—	—	—
Collateralized mortgage obligations	—	—	—	—	—	—
State, county and municipal	—	5,496	44,203	15,230	—	64,929
Corporate bonds	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—

Total investment securities held-to-maturity	$227	$18,815	$48,631	$15,230	$—	$82,903

Percentage of total	0.2%	22.7%	58.7%	18.4%	0.0%	100.0%
Cumulative percentage of total	0.2%	22.9%	81.6%	100.0%	100.0%
Weighted average yield – FTE	0.5%	2.3%	4.6%	6.1%	0.0%	4.3%

Loan Portfolio

C&S engages in a full complement of lending activities, including real estate-related loans, construction loans, commercial & industrial loans, and consumer purpose loans within select markets in Georgia. In addition, C&S lends on a national basis through its commercial real estate and consumer finance divisions. While risk of loss in its portfolio is primarily tied to the credit quality of the various borrowers, risk of loss may increase due to factors beyond C&S’ control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in the real estate portfolio.

Construction loans include loans for the development of residential neighborhoods, construction of one-to-four family residential construction loans to builders, and commercial real estate construction loans, primarily for owner-occupied properties. Construction loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends upon the ultimate completion of the project and usually on the subsequent lease-up and/or sale of the property. C&S limits the construction lending risk through adherence to established underwriting procedures and through balance sheet diversification and concentration limits.

Commercial real estate loans include loans secured by owner-occupied commercial buildings for office, storage, retail, farmland, and warehouse space. They also include non-owner occupied commercial buildings such as leased retail and office space, multi-family properties, and senior housing developments. The primary risk associated with loans secured with income-producing property is the inability of that property to produce adequate cash flow to service the debt. High unemployment, generally weak economic conditions and/or an oversupply in a particular market may result in C&S’ customer having difficulty achieving adequate occupancy rates. Payments on such loans are often dependent on successful operation or management of the properties.

Commercial & industrial loans include both secured and unsecured loans for working capital, expansion, and other business purposes. Short-term working capital loans may be secured by non-real estate collateral such as accounts receivable, inventory, and/or equipment. C&S evaluates the financial strength, cash flow, management, credit history of the borrower and the quality of the collateral securing the loan. Repayment is primarily dependent on the ability of the borrower to achieve business results consistent with those projected at loan origination resulting in cash flow sufficient to service the debt. To the extent that a borrower’s business results are significantly unfavorable versus the original projections, the ability for the loan to be serviced on a basis consistent with the contractual terms may be at risk. C&S often requires personal guarantees and secondary sources of repayment on commercial & industrial loans.

Residential real estate loans generally represent permanent mortgage financing and are secured by residential properties. Residential real estate loans also include home equity lines of credit. Significant and rapid declines in real estate values can result in residential mortgage loan borrowers having debt levels in excess of the current market value of the collateral.

Consumer purpose loans include automobile loans, marine and recreational vehicle financing, and both secured and unsecured personal loans. Consumer loans may carry greater risks than other loans, as the collateral can consist of rapidly depreciating assets such as automobiles and equipment that may not provide an adequate source of repayment of the loan in the case of default.

As of September 30, 2015 and December 31, 2014

The following tables summarize the composition of C&S’ loan portfolio at the dates indicated (dollars in thousands):

	September 30, 2015	December 31, 2014
Commercial loans:
Construction	$248,434	$283,528
Commercial real estate	1,115,837	835,163
Commercial & industrial	361,837	335,853

Total commercial loans	1,726,108	1,454,544
Consumer loans:
Residential real estate	163,669	121,912
Automobile	352,692	230,576
Marine and recreational vehicle	364,017	298,740
Other consumer purpose	10,503	11,274

Total consumer loans	890,881	662,502
Purchased credit-impaired loans:
Construction	14,301	16,382
Commercial real estate	145,433	172,733
Commercial & industrial	9,007	10,556
Residential real estate	86,208	104,256
Other consumer purpose	924	1,314

Total PCI loans	255,873	305,241

Loans held for investment	$2,872,862	$2,422,287

(% of total)	September 30, 2015	December 31, 2014
Commercial loans:
Construction	8.6%	11.7%
Commercial real estate	38.8%	34.5%
Commercial & industrial	12.6%	13.9%

Total commercial loans	60.0%	60.1%
Consumer loans:
Residential real estate	5.7%	5.0%
Automobile	12.3%	9.5%
Marine and recreational vehicle	12.7%	12.3%
Other consumer purpose	0.4%	0.5%

Total consumer loans	31.1%	27.3%
Purchased credit-impaired loans:
Construction	0.5%	0.7%
Commercial real estate	5.1%	7.1%
Commercial & industrial	0.3%	0.4%
Residential real estate	3.0%	4.3%
Other consumer purpose	0.0%	0.1%

Total PCI loans	8.9%	12.6%

Loans held for investment	100.0%	100.0%

Loans increased by $450.6 million, or 18.6%, to $2.87 billion at September 30, 2015 from $2.42 billion at December 31, 2014. The increase in loans outstanding was primarily attributable to organic loan growth within affordable housing, senior housing, and consumer finance divisions, as well as the $95.5 million in loans acquired in conjunction with C&S’ second quarter 2015 purchase of CBB. The increase in total loans outstanding was partially offset by a $49.4 million decrease in C&S’ legacy PCI loan portfolio, which continued to decline as these loans were resolved through pay downs, foreclosures, or charge-offs. C&S did not purchase any credit-impaired loans during the nine months ended September 30, 2015.

As of December 31, 2014, 2013, and 2012

The following tables summarize the composition of C&S’ loan portfolio at the dates indicated (dollars in thousands):

	December 31
	2014	2013	2012	2011	2010
Commercial loans:
Construction	$283,528	$194,996	$117,563	$51,672	$2,466
Commercial real estate	835,163	522,805	351,667	148,539	1,715
Commercial & industrial	335,853	275,995	213,374	108,141	16,568

Total commercial loans	1,454,544	993,796	682,604	308,352	20,749
Consumer loans:
Residential real estate	121,912	64,600	40,296	29,176	36,877
Automobile	230,576	70,139	19,442	1,798	3,839
Marine and recreational vehicle	298,740	241,503	127,889	21,512	143
Other consumer purpose	11,274	12,432	19,090	13,660	3,100

Total consumer loans	662,502	388,674	206,717	66,146	43,959
Purchased credit-impaired loans:
Construction	16,382	16,814	48,005	104,118	199,643
Commercial real estate	172,733	212,286	277,406	262,606	330,863
Commercial & industrial	10,556	15,653	22,901	38,780	54,170
Residential real estate	104,256	133,552	172,314	172,317	217,995
Other consumer purpose	1,314	1,862	3,093	8,589	17,684

Total PCI loans	305,241	380,167	523,719	586,410	820,355

Loans held for investment	$2,422,287	$1,762,637	$1,413,040	$960,908	$885,063

	December 31
(% of total)	2014	2013	2012	2011	2010
Commercial loans:
Construction	11.7%	11.1%	8.3%	5.4%	0.3%
Commercial real estate	34.5%	29.7%	24.9%	15.5%	0.2%
Commercial & industrial	13.9%	15.6%	15.1%	11.4%	1.8%

Total commercial loans	60.1%	56.4%	48.3%	32.3%	2.3%
Consumer loans:
Residential real estate	5.0%	3.7%	2.9%	3.0%	4.2%
Automobile	9.5%	4.0%	1.4%	0.2%	0.4%
Marine and recreational vehicle	12.3%	13.7%	9.1%	2.2%	0.0%
Other consumer purpose	0.5%	0.6%	1.3%	1.4%	0.4%

Total consumer loans	27.3%	22.0%	14.7%	6.8%	5.0%
Purchased credit-impaired loans:
Construction	0.7%	1.0%	3.4%	10.8%	22.6%
Commercial real estate	7.1%	12.0%	19.6%	27.3%	37.4%
Commercial & industrial	0.4%	0.9%	1.6%	4.0%	6.1%
Residential real estate	4.3%	7.6%	12.2%	17.9%	24.6%
Other consumer purpose	0.1%	0.1%	0.2%	0.9%	2.0%

Total PCI loans	12.6%	21.6%	37.0%	60.9%	92.7%

Loans held for investment	100.0%	100.0%	100.0%	100.0%	100.0%

Loans increased by $659.7 million, or 37.4%, to $2.42 billion at December 31, 2014 from $1.76 billion at December 31, 2013. The increase in loans outstanding was primarily attributable to organic loan growth within C&S’ affordable housing, senior housing, and consumer finance divisions, as well as the $251.4 million in loans acquired in conjunction with C&S’ purchases of Verity Capital Group, Inc. (“Verity”), Alliance Bancshares, Inc. (“Alliance”) and Eastside. The increase in total loans outstanding was partially offset by a $74.9 million decrease in C&S’ legacy PCI loan portfolio, which continued to decline as these loans were resolved through pay downs, foreclosures, or charge-offs. C&S did not purchase any credit-impaired loans during the year ended December 31, 2014.

Loans increased by $349.6 million, or 24.7%, to $1.76 billion at December 31, 2013 from $1.41 billion at December 31, 2012. The increase in loans outstanding was primarily attributable to organic loan growth within C&S’ affordable housing, senior housing, and consumer finance divisions. The increase in total loans outstanding was partially offset by a $143.6 million decrease in C&S’ legacy PCI loan portfolio, which continued to decline as these loans were resolved through pay downs, foreclosures, or charge-offs. C&S did not purchase any credit-impaired loans during the year ended December 31, 2013.

The information in the following tables is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturities. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because some borrowers have the right to prepay obligations without prepayment penalties.

The following tables summarize the loan maturity distribution by type and related interest rate characteristics for C&S’ total loan portfolio (dollars in thousands):

December 31, 2014	One year or less	One to five years	Five years or more	Total
Commercial loans:
Construction	$76,348	$194,133	$13,047	$283,528
Commercial real estate	189,614	484,696	160,853	835,163
Commercial & industrial	52,228	182,992	100,633	335,853

Total commercial loans	318,190	861,821	274,533	1,454,544
Consumer loans:
Residential real estate	25,173	38,972	57,767	121,912
Automobile	537	61,453	168,586	230,576
Marine and recreational vehicle	—	1,280	297,460	298,740
Other consumer purpose	4,303	6,259	712	11,274

Total consumer loans	30,013	107,964	524,525	662,502
Purchased credit-impaired loans:
Construction	7,719	7,049	1,614	16,382
Commercial real estate	48,966	74,970	48,797	172,733
Commercial & industrial	3,243	1,129	6,184	10,556
Residential real estate	20,243	38,327	45,686	104,256
Other consumer purpose	218	468	628	1,314

Total PCI loans	80,389	121,943	102,909	305,241

Loans held for investment	$428,592	$1,091,728	$901,967	$2,422,287

Loans maturing after one year with:
Fixed interest rates	$1,010,117
Floating or adjustable interest rates	983,578

	$1,993,695

FDIC Receivable for Loss Share Agreements and Clawback Liability

In connection with each of its first seven FDIC-assisted acquisitions, C&S entered into loss share agreements with the FDIC and recorded a receivable from the FDIC, which represents the estimated reimbursements C&S expects to receive from losses C&S incurs as it disposes of loans and OREO (acquired in its failed bank transactions or as a result of PCI loans being foreclosed on subsequent to acquisition) covered under loss share agreements. Five of C&S’ commercial loss share agreements expired in 2015; however, a large portion of its PCI loans and acquired OREO are still covered under loss share agreements.

At September 30, 2015 and December 31, 2014, C&S had $156.1 million and $287.7 million, respectively of PCI loans and $5.0 million and $12.8 million, respectively of acquired OREO which were subject to reimbursement under loss share agreements. Any impairment of the FDIC receivable resulting from improvements to cash flow estimates on covered assets is not recorded in the current period, but is recognized prospectively as amortization expense in noninterest expense over the lesser of the remaining life of the covered asset or the related loss share agreement. The only portion of the FDIC receivable related to each applicable loss share agreement that will remain upon the expiration of such loss share agreement will be for claims on losses submitted to the FDIC prior to the time the agreement expired, but for which C&S has not yet received reimbursement. Any recoveries on commercial assets during the three-year period following expiration of the loss share coverage will be shared with the FDIC at the applicable percentage in accordance with the loss share agreement. Any losses on formerly covered assets after the applicable loss share agreement expires will not be eligible for reimbursement from the FDIC. C&S does not anticipate that these losses will be material to its overall financial results. The PCI loans for which loss share has expired, will continue to be subject to the quarterly re-estimation of cash flows. The acquired other real estate owned is carried at the lower of cost or fair value less estimated costs to sell, with periodic reviews of the carrying value.

The FDIC receivable for loss share agreements was $18.8 million at September 30, 2015, a decrease of $15.6 million, or 45.3%, from $34.5 million at December 31, 2014. The decrease in the FDIC receivable at September 30, 2015 compared to the year ended December 31, 2014 was primarily the result of $12.5 million in cash collected from the FDIC on realized losses on C&S’ covered assets. Additionally, C&S recognized $6.2 million of amortization expense resulting from impairments to the FDIC receivable as loan cash flow estimates increased for certain of its covered loans.

The FDIC receivable for loss share agreements was $34.4 million at December 31, 2014, a decrease of $73.8 million, or 68.2%, from $108.3 million at December 31, 2013. The decrease in the FDIC receivable for 2014 as compared to 2013 was primarily the result of $42.8 million of amortization expense resulting from impairments to the FDIC receivable as loan cash flow estimates increased for certain of its covered loans. Additionally, C&S collected $27.5 million in cash from the FDIC on realized losses on its covered assets.

At the end of each of the loss share agreements with the FDIC, C&S will be required to reimburse the FDIC in the event that losses on covered assets do not reach certain benchmarks as defined in the loss share agreements, which C&S refers to as the clawback liability. The potential reimbursement to the FDIC is based on the initial discount received less servicing amounts for the covered assets acquired. At September 30, 2015 and December 31, 2014, C&S recorded a clawback liability of $29.4 million and $30.2 million, respectively, to the FDIC related to five of its failed bank acquisitions. The liability is reported in “other liabilities” on C&S’ consolidated statements of financial condition.

Nonperforming Assets

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. C&S’ PCI loans are classified as performing, even though they are contractually past due, as long as their cash flows and the timing of such cash flows are estimable and probable of collection. Accruing loans past due 90 days or more are almost entirely composed of PCI loans, as non-PCI loans past due 90 days or more are generally placed on nonaccrual status in accordance with C&S’ credit policies.

A restructuring of debt constitutes a TDR if C&S, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to a borrower that it would not otherwise consider. Concessions granted generally involve forgiving or forbearing a portion of interest or principal on any loans or making loans at a rate that is less than that of market rates. Prior to modifying a borrower’s loan terms, C&S performs an evaluation of the borrower’s financial condition and ability to service under the potential modified loan terms. If a loan is accruing at the time of modification, the loan remains on accrual status and is subject to C&S’ charge-off and non-accrual policies. If a loan is on non-accrual before it is determined to be a TDR, then the loan remains on non-accrual. TDRs may be returned to accrual status if there has been a sustained period of repayment performance by the borrower. Generally, however, once a loan becomes a TDR, it is probable that the loan will be reported as a TDR for the life of the loan. Modified PCI loans accounted for within a pool are not subject to TDR guidance and are not removed from the pool even if the modification would otherwise be considered a TDR. PCI loans accounted for individually continue to be subject to the TDR reporting provisions.

OREO includes assets that have been acquired in satisfaction of debt through foreclosure. OREO is recorded at the lower of cost or fair value, minus estimated costs to sell. Subsequent to foreclosure, losses resulting from the periodic revaluation of the property are charged to net income and a new carrying value is established. Any gains or losses realized at the time of disposal are reflected in C&S’ Consolidated Statements of Income.

C&S has several procedures in place to assist in maintaining the overall quality of its loan portfolio. C&S has established underwriting guidelines and also monitors delinquency levels for any negative or adverse trends. C&S believes its conservative lending approach and focused management of nonperforming assets has resulted in sound asset quality and timely resolution of problem assets.

As of September 30, 2015 and December 31, 2014

The following table sets forth C&S’ nonperforming assets at the dates indicated (dollars in thousands):

	September 30, 2015	December 31, 2014
Total nonaccrual loans	$27,978	$22,235
Other real estate owned	8,142	14,363

Total nonperforming assets	$36,120	$36,598

Accruing loans past due 90 days or more	$13,288	$20,886
Accruing troubled debt restructurings	$11,086	$10,600
Total nonaccrual loans to total loans	0.97%	0.92%
Total nonperforming assets to total loans and OREO	1.25%	1.50%

Nonperforming assets decreased by $0.5 million, or 1.4%, to $36.1 million at September 30, 2015 from $36.6 million at December 31, 2014. The $6.2 million decrease in OREO was attributable to write-downs and sales of OREO properties during the period, which was almost fully offset by a $5.7 million increase in nonaccrual loans.

Accruing loans past due 90 days or more decreased by $7.6 million, or 36.4%, to $13.3 million at September 30, 2015 from $20.9 million at December 31, 2014. The decrease was attributable to the continued resolution of PCI loans through modifications or foreclosures.

Accruing TDRs increased by $0.5 million, or 4.7%, to $11.1 million at September 30, 2015 from $10.6 million at December 31, 2014. The increase was due to certain TDRs demonstrating a sustained historical repayment performance that prompted a return to accruing status.

As of December 31, 2014, 2013, and 2012

The following table sets forth C&S’ nonperforming assets at the dates indicated (dollars in thousands):

	December 31
	2014	2013	2012	2011	2010
Nonaccrual loans	$22,235	$3,772	$3,260	$3,939	$4,447
Other real estate owned	14,363	47,793	122,826	127,515	99,299

Total nonperforming assets	$36,598	$51,565	$126,086	$131,454	$103,746

Accruing loans past due 90 days or more	$20,886	$36,795	$89,348	$180,044	$293,947
Accruing troubled debt restructurings	$10,600	$7,706	$1,356	$477	$—
Total nonaccrual loans to total loans	0.92%	0.21%	0.23%	0.41%	0.50%
Total nonperforming assets to total loans and OREO	1.50%	2.85%	8.21%	12.08%	10.54%

Nonperforming assets decreased by $15.0 million, or 29.1%, to $36.6 million at December 31, 2014 from $51.6 million at December 31, 2013. The $33.4 million decrease in OREO was attributable to write-downs and sales of OREO properties during the year, which was partially offset by an $18.4 million increase in nonaccrual loans. The increase in nonaccrual loans is primarily attributable to credit weakness in two large shared national credits as opposed to a decrease in credit quality for the portfolio as a whole.

Nonperforming assets decreased by $74.5 million, or 59.1%, to $51.6 million at December 31, 2013 from $126.1 million at December 31, 2012. The $75.0 million decrease in OREO was attributable to write-downs and sales of OREO properties during the year, which was minimally offset by a $0.5 million increase in nonaccrual loans.

Accruing loans past due 90 days or more decreased by $15.9 million, or 43.2%, to $20.9 million at December 31, 2014 from $36.8 million at December 31, 2013. The decrease was attributable to the continued resolution of PCI loans through modifications or foreclosures.

Accruing loans past due 90 days or more decreased by $52.5 million, or 58.8%, to $36.8 million at December 31, 2013 from $89.3 million at December 31, 2012. The decrease was attributable to the continued resolution of PCI loans through modifications or foreclosures.

Accruing TDRs increased by $2.9 million, or 37.7%, to $10.6 million at December 31, 2014 from $7.7 million at December 31, 2013. The increase was due to certain TDRs demonstrating a sustained historical repayment performance that prompted a return to accruing status.

Accruing TDRs increased by $6.3 million, or 450.0%, to $7.7 million at December 31, 2013 from $1.4 million at December 31, 2012. The increase was due to certain TDRs demonstrating a sustained historical repayment performance that prompted a return to accruing status.

ALL

The following table sets forth C&S’ ALL for the periods indicated (dollars in thousands):

	For the Nine Months Ended September 30
	2015	2014
Beginning Balance	$37,910	$30,535
Charge-offs
Commercial loans	(1,310)	(4,366)
Consumer loans	(1,723)	(582)
PCI loans	(2,260)	(2,374)

Total charge-offs	(5,293)	(7,322)

Recoveries
Commercial loans	505	65
Consumer loans	614	245
PCI loans	1,821	2,622

Total recoveries	2,940	2,932

Provision	9,956	8,191

Ending Balance	$45,513	$34,336

Net charge-offs	$2,353	$4,390
Average total loans outstanding	$2,662,900	$2,066,000
Ratio of net charge-offs (recoveries) to average total loans	0.09%	0.21%

The following tables present the allocation of the ALL and the percentage of the total amount of loans in each loan category listed at the dates indicated (dollars in thousands):

	September 30, 2015	December 31, 2014
ALL by segment:
Commercial	$27,821	$23,675
Consumer	11,366	9,059
PCI	6,326	5,176

Total ALL	45,513	37,910

	September 30, 2015	December 31, 2014
% of loans to total loans:
Commercial	60.0%	60.1%
Consumer	31.1%	27.3%
PCI	8.9%	12.6%

Total loans	100.0%	100.0%

The ALL increased by $7.6 million, or 20.1%, to $45.5 million at September 30, 2015, compared to $37.9 million at December 31, 2014. The $6.5 million increase in the non-PCI ALL was primarily attributable to loan growth, as C&S’ credit quality remained stable during the period. Additionally, the ALL for the PCI portfolio increased by $1.1 million during period, primarily due to decreases in expected cash flows across certain PCI loan pools.

As of December 31, 2014, 2013, and 2012

The following table summarizes the activity in C&S’ ALL for the periods presented (dollars in thousands):

	For the Years Ended December 31
	2014	2013	2012	2011	2010
Beginning Balance	$30,535	$30,545	$42,810	$33,238	$—
Charge-offs
Commercial loans	(5,160)	(152)	(64)	(66)	—
Consumer loans	(924)	(781)	(240)	(29)	—
PCI loans	(2,557)	(3,778)	(23,799)	(3,467)	(1,229)

Total charge-offs	(8,641)	(4,711)	(24,103)	(3,562)	(1,229)

Recoveries
Commercial loans	74	11	—	—	—
Consumer loans	392	193	4	2	—
PCI loans	3,936	4,772	170	370	24

Total recoveries	4,402	4,976	174	372	24

Provision	11,614	(275)	11,664	12,762	34,443

Ending Balance	$37,910	$30,535	$30,545	$42,810	$33,238

Net charge-offs (recoveries)	$4,239	$(265)	$23,929	$3,190	$1,205
Average total loans outstanding	$2,145,836	$1,611,309	$1,155,556	$906,674	$1,104,935
Ratio of net charge-offs (recoveries) to average total loans	0.20%	-0.02%	2.07%	0.35%	0.11%

The following tables present the allocation of the ALL and the percentage of the total amount of loans in each loan category listed at the dates indicated (dollars in thousands):

	December 31
	2014	2013	2012	2011	2010
ALL by segment:
Commercial	$23,675	$12,186	$8,424	$4,207	$404
Consumer	9,059	6,608	3,373	911	24
PCI	5,176	11,741	18,748	37,692	32,810

Total ALL	37,910	30,535	30,545	42,810	33,238

	December 31
	2014	2013	2012	2011	2010
% of loans to total loans :
Commercial	60.1%	56.4%	48.3%	32.1%	2.3%
Consumer	27.3%	22.0%	14.6%	6.9%	5.0%
PCI	12.6%	21.6%	37.1%	61.0%	92.7%

Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

The total ALL increased by $7.4 million, or 24.3%, to $37.9 million at December 31, 2014, compared to $30.5 million at December 31, 2013. The $13.9 million increase in the non-PCI ALL was attributable to loan growth during the year, as well as the full charge-off of one large syndicated loan in C&S’ commercial portfolio. The increase in the non-PCI ALL was partially offset by a $6.5 million decrease in the ALL for the PCI portfolio during the year, primarily due to increases in expected cash flows across certain PCI loan pools.

The total ALL remained flat at $30.5 million at both December 31, 2013 and 2012, respectively. A $7.0 million increase in the non-PCI ALL attributable to loan growth during the year was fully offset by a $7.0 million decrease in the ALL for the PCI portfolio. The decrease in the PCI-related ALL was primarily due to increases in expected cash flows across certain PCI loan pools.

Deposits

As of September 30, 2015 and December 31, 2014

Total deposits at September 30, 2015 were $3.14 billion, an increase of $299.2 million from December 31, 2014. The increase, 10.6%, was primarily attributable to organic growth and the acquisition of CBB on May 8, 2015, which contributed $125.0 million to C&S’ overall deposit base. Deposits are attractive sources of funding because of their stability and relative cost. Deposits are also an important part of C&S’ overall client relationship, and provide an opportunity to cross sell other services.

Noninterest-bearing demand deposits at September 30, 2015 were $439.3 million, an increase of $74.2 million from December 31, 2014. The increase was attributable to organic growth and the recent acquisition of CBB, which contributed $33.6 million to noninterest-bearing demand deposits. At September 30, 2015 noninterest-bearing deposits represented 14.0% of the overall deposit base. Average noninterest-bearing deposits increased $72.1 million, or 21.9%, for the nine months ended September 30, 2015 compared to December 31, 2014. Management continues to focus on deposit mix and the growth of noninterest-bearing deposits engaging in a multitude of deposit campaigns throughout 2015.

Interest-bearing deposits at September 30, 2015 were $2.70 billion, an increase of $225.0 million from December 31, 2014. The increase was primarily a result of successful core deposit campaigns that resulted in organic growth and the recent acquisition of CBB, which contributed $91.3 million to interest-bearing deposits.

Recent acquisitions and continued efforts on core deposit campaigns continues to align with Management’s strategy to reduce reliance on higher cost funding to lower cost of funds.

The following table shows the composition of deposits at the dates indicated (dollars in thousands):

	September 30, 2015		December 31, 2014
	Amount	% of total	Amount	% of total
Noninterest-bearing demand	$439,316	14.0%	$365,084	12.9%
Interest-bearing demand	456,260	14.6%	426,406	15.0%
Money market	676,602	21.6%	687,025	24.2%
Savings	99,776	3.2%	91,329	3.2%
Time less than $100	525,464	16.8%	515,257	18.2%
Time $100 or greater	937,837	29.9%	750,925	26.5%

Total deposits	$3,135,255	100.0%	$2,836,026	100.0%

The maturity distribution of C&S’ time deposits of $100 thousand or greater is as follows (dollars in thousands):

September 30, 2015
Three month or less	$214,971
Over three to six months	156,286
Over six to twelve months	242,737
Over twelve months	323,843

Total	$937,837

The following table shows the average balance amounts and the average rates paid on deposits held by C&S at the dates indicated (dollars in thousands):

	Nine Months Ended		Year Ended
	September 30, 2015		December 31, 2014
	Amount	Average Rate	Amount	Average Rate
Noninterest-bearing demand	$400,839	0.00%	$328,705	0.00%
Interest-bearing demand	443,068	0.20%	389,859	0.20%
Money market	672,871	0.50%	553,562	0.46%
Savings	98,931	0.07%	86,551	0.06%
Time less than $100	620,860	0.48%	534,483	0.71%
Time $100 or greater	708,423	0.76%	638,919	0.95%

Total deposits	$2,944,992		$2,532,079

As of December 31, 2014, 2013 and 2012

Total deposits at December 31, 2014 were $2.84 billion, an increase of $596.1 million from December 31, 2013. The increase was largely due to organic growth and recent acquisitions. On April 16, 2014, C&S acquired Verity which increased deposits by $141.6 million. On July 18, 2014, C&S acquired Eastside which increased deposits by $158.1 million. Finally, on August 20, 2014, C&S acquired Alliance which increased deposits by $122.3 million.

Total deposits at December 31, 2013 were $2.24 billion, an increase of $230.6 million from December 31, 2012. The increase was largely due to organic growth and recent acquisitions. On November 8, 2013 C&S completed a branch purchase from Essex Bank (“Essex”) which increased deposits by $193.4 million.

Noninterest-bearing deposits at December 31, 2014 were $365.1 million, an increase of $85.3 million from December 31, 2013. The increase was largely a result of organic growth and recent acquisitions of Verity, Eastside, and Alliance which resulted in an increase of noninterest-bearing deposits of $13.0 million, $45.3 million and $21.6 million, respectively. At December 31, 2014, noninterest-bearing deposits represented 12.9% of total deposits. Average noninterest-bearing deposits increased $78.2 million, or 31.2%, for the year ended December 31, 2014 compared to the same period in 2013.

Noninterest-bearing deposits at December 31, 2013 were $279.8 million, an increase of $35.4 million from December 31, 2012. The increase was largely a result of organic growth and recent acquisitions of Essex which resulted in an increase of noninterest-bearing deposits of $15.9 million. At December 31, 2013, noninterest-bearing deposits represented 12.5% of total deposits. Average noninterest-bearing deposits increased $44.9 million, or 21.9%, for the year ended December 31, 2013 compared to the same period in 2012.

Interest-bearing deposits at December 31, 2014 were $2.47 billion, an increase of $510.8 million from December 31, 2013. The increase was mostly a result of the organic growth and the recent acquisitions of Verity, Eastside and Alliance, which resulted in an increase of interest-bearing deposit of $128.7 million, $112.8 million and $100.7 million, respectively.

Interest-bearing deposits at December 31, 2013 were $1.96 billion, an increase of $195.2 million from December 31, 2012. The increase was mostly a result of the organic growth and the recent acquisitions of Essex, which resulted in an increase of interest-bearing deposit of $177.5 million.

The following tables show the composition of deposits at the dates indicated (dollars in thousands):

	December 31
	2014		2013		2012
	Amount	% of total	Amount	% of total	Amount	% of total
Noninterest-bearing demand	$365,084	12.9%	$279,795	12.5%	$244,437	12.2%
Interest-bearing demand	426,406	15.0%	378,382	16.9%	402,358	20.0%
Money market	687,025	24.2%	484,749	21.6%	499,003	24.8%
Savings	91,329	3.2%	78,454	3.5%	63,567	3.2%
Time less than $100	515,257	18.2%	486,162	21.7%	390,262	19.4%
Time $100 or greater	750,925	26.5%	532,412	23.8%	409,773	20.4%

Total deposits	$2,836,026	100.0%	$2,239,954	100.0%	$2,009,400	100.0%

The maturity distribution of C&S’ time deposits of $100 thousand or greater is as follows (dollars in thousands):

December 31, 2014
Three months or less	$132,565
Over three to six months	142,997
Over six to twelve months	241,710
Over twelve months	233,653

Total	$750,925

The following tables show the average balance amounts and the average rates paid on deposits held by C&S for the dates indicated (dollars in thousands):

	December 31
	2014		2013		2012
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
Noninterest-bearing demand	$328,705	0.00%	$250,526	0.00%	$205,587	0.00%
Interest-bearing demand	389,859	0.20%	369,078	0.27%	347,743	0.33%
Money market	553,562	0.46%	496,738	0.48%	370,174	0.65%
Savings	86,551	0.06%	67,933	0.06%	59,900	0.14%
Time less than $100	534,483	0.71%	392,752	0.87%	387,248	1.15%
Time $100 or greater	638,919	0.95%	453,076	1.05%	395,142	1.40%

Total deposits	$2,532,079		$2,030,103		$1,765,794

Other Interest Bearing Liabilities

C&S also relies on other interest bearing liabilities to fund its lending and investing activities and for purposes of asset / liability management. Such liabilities consist of other borrowings which include advances from the Federal Home Loan Bank of Atlanta (“FHLBA”) and investment securities sold under a repurchase agreement.

The following tables reflect the average balance and average rate paid for each category of other interest bearing liabilities for the periods indicated.

	September 30, 2015
	Three Months Ended		Nine Months Ended
(dollars in thousands)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Advances payable to the FHLBA with contractual rates ranging from 0.19 percent to 4.39 percent and maturities ranging from October 2015 to May 2019 (inclusive of unamortized premium of $1,256 for September 30, 2015)	$208,263	1.24%	$179,822	1.41%

Total other interest bearing liabilities	$208,263	1.24%	$179,822	1.41%

	Year Ended December 31
	2014		2013		2012
(dollars in thousands)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Repurchase agreements (inclusive of unamortized premium of $0, $256 and $616, for December 31, 2014, 2013 and 2012, respectively)	$7,045	4.50%	$10,437	4.36%	$10,799	4.18%
Advances payable to the FHLBA with contractual rates ranging from 0.26 percent to 4.39 percent and maturities ranging from June 2015 to March 2018 (inclusive of unamortized premium of $1,905, $2,927 and $4,190 for December 31, 2014, 2013 and 2012, respectively)	108,987	2.41%	111,852	2.86%	113,261	3.57%

Total other interest bearing liabilities	$116,032	2.53%	$122,289	2.98%	$124,060	3.62%

Capital Resources

Banking regulatory authorities measure capital adequacy within a framework that sets capital requirements relative to the risk profiles of individual banking companies. The framework assigns risk weights to assets and off-balance sheet risk exposures according to predefined classifications, creating a base from which to compare capital levels. Effective January 1, 2015, C&S measures capital adequacy using the standardized approach to the Federal Reserve’s Basel III Final Rule. Basel III retained the general framework from the prior capital adequacy calculations under Basel I, but certain predefined classifications have changed and risk weightings have been revised. Additionally, Basel III introduced a new capital measure, common equity Tier 1 capital (“CET1”), and revised what comprises Tier 1 and Total capital. Further, Basel III revised the requirements related to minimum capital adequacy levels.

CET1 is limited to common equity and related surplus (net of treasury stock), retained earnings, Accumulated Other Comprehensive Income (“AOCI”), and common equity minority interest, subject to limitations. Certain regulatory adjustments and exclusions are made to CET1, including removal of goodwill, other intangible assets, certain DTAs, the impact on capital arising from mark-to-market adjustments related to C&S’ credit spreads, and certain defined benefit pension fund net assets. Further, the standardized approach allows a one-time permanent election in the first reporting period under Basel III to exclude AOCI from the calculation of regulatory capital. C&S elected to exclude AOCI from the calculation of C&S’ CET1.

Tier 1 capital includes CET1, qualified preferred equity instruments, qualifying minority interest not included in CET1, subject to limitations, and certain other regulatory deductions. Tier 1 capital includes a portion of trust preferred securities during 2015, but those instruments will be phased out of Tier 1 capital as of January 1, 2016 and will be reclassified as Tier 2 capital.

Total capital consists of Tier 1 capital and Tier 2 capital, which includes qualifying portions of subordinated debt, trust preferred securities, minority interest not included in Tier 1 capital, ALL up to a maximum of 1.25% of risk-weighted assets (“RWA”), and a limited percentage of unrealized gains on equity securities. C&S is also subject to a Tier 1 leverage ratio requirement, which measures Tier 1 capital against average total assets less certain deductions, as calculated in accordance with regulatory guidelines.

Capital requirements were updated as follows:

	September 30, 2015		December 31, 2014
	Minimum Requirement	Well Capitalized	Minimum Requirement	Well Capitalized
CET1 capital to RWA	4.50%	6.50%	N/A	N/A
Total capital to RWA	8.00%	10.00%	8.00%	10.00%
Tier 1 capital to RWA	6.00%	8.00%	4.00%	6.00%
Tier 1 capital to average assets	4.00%	5.00%	4.00%	5.00%

Risk weighting under Basel III was modified primarily to enhance risk sensitivity of RWA. Accordingly, additional risk weight categories were added and certain calculation methodologies were introduced to more precisely calculate exposure risk. Exposures that received a significant risk weight and/or calculation methodology change compared to Basel I included certain nonperforming and past-due loans, mortgage servicing rights, certain unfunded commitments, derivatives, securitizations, and certain commercial and commercial real estate loans.

The following table shows capital ratios at the C&S level and the C&S Bank level at the dates indicated (dollars in thousands):

	September 30, 2015		December 31, 2014
	Amount	Ratio	Amount	Ratio
Common equity Tier 1 capital to RWA
C&S	$417,010	12.16%	N/A	N/A
C&S Bank	$398,213	11.63%	N/A	N/A
Total capital to RWA
C&S	$459,910	13.41%	$432,052	16.50%
C&S Bank	$441,113	12.88%	$385,688	14.73%
Tier 1 capital to RWA
C&S	$417,010	12.16%	$399,211	15.24%
C&S Bank	$398,213	11.63%	$352,847	13.47%
Tier 1 capital to average assets
C&S	$417,010	11.07%	$399,211	11.85%
C&S Bank	$398,213	10.57%	$352,847	10.47%

At September 30, 2015, C&S’ capital ratios were well above current regulatory requirements. The Tier 1 and Total capital ratios decreased from December 31, 2014 due to the fact that a significant increase in RWA outweighed the increase in capital. The new CET1 ratio aligned with C&S’ existing Tier 1 ratio as there were no calculation differences in Capital (the numerator) or RWA (the denominator). The Capital elements of the ratios increased due to continued profitability with $18.6 million in earnings at C&S Bank and $18.9 million in earnings at C&S. Capital at C&S Bank also rose by $27.9 million as a result of capital being deployed at the C&S Bank level by C&S in the acquisition of CBB in May of 2015. This capital infusion at C&S Bank during 2015 was the primary driver of the narrowing of the spread between capital ratios at C&S Bank and C&S. RWA increased significantly from December 31, 2014 to September 30, 2015 at C&S Bank and C&S by approximately $800 million. The primary drivers of this increase were the following:

•	Overall growth in loan balances of $450.6 million due primarily to organic loan growth and supplemented by the acquisition of CBB ($95.5 million in loans acquired),

•	A changing mix of risk weightings with migration towards higher risk weights due to a decline of $166.0 million in government guaranteed loans assigned to the 20% risk weighting category as FDIC coverage expired for certain acquired non-single family loans during 2015, and

•	The adoption of the Basel III framework which required certain of C&S Bank’s commercial loans, nonperforming loans, letter of credit, and unfunded commitments to be assigned higher risk weightings.

The following table shows capital ratios at the C&S level and the C&S Bank level at the dates indicated (dollars in thousands):

	December 31,
	2014		2013		2012
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to RWA
C&S	$432,052	16.50%	$426,773	22.42%	$405,621	29.02%
C&S Bank	$385,688	14.73%	$359,517	18.89%	$337,978	24.19%
Tier 1 capital to RWA
C&S	$399,211	15.24%	$402,819	21.16%	$387,677	27.74%
C&S Bank	$352,847	13.47%	$335,566	17.63%	$320,036	22.90%
Tier 1 capital to average assets
C&S	$399,211	11.85%	$402,819	14.71%	$387,677	15.31%
C&S Bank	$352,847	10.47%	$335,566	12.25%	$320,036	12.64%

Capital amounts at December 31, 2014 were mostly consistent with prior year due to the fact that equity increases arising from normal earnings, stock based compensation, and other comprehensive income were offset by growth in disallowed goodwill and other intangible assets. RWA increased by $715.5 million due to an increase in loan balances of $659.7 million. This loan growth was primarily the result of organic growth but also supplemented by the acquisitions of Verity ($110.7 million), Eastside ($50.7 million), and Alliance ($90.1 million). Overall loan growth was offset by a decrease of $82.2 million in FDIC covered and SBA guaranteed loans which are assigned a lower risk weighting under Basel I guidelines than loans without government guarantees. Similarly, the FDIC indemnification asset, which also receives a lower risk weighting, decreased by $71.4 million.

At December 31, 2014, C&S had a level of capitalization that will support significant future growth. Managing C&S’ capital position to maximize its growth opportunities has represented a major area of strategic focus for C&S’ management team. C&S has continued to seek and evaluate potential acquisitions that would complement its geographic footprint and strengthen its competitive position in the communities which it serves.

Contractual Obligations

In the normal course of business, C&S has various outstanding contractual obligations that will require future cash outflows. The following table presents C&S’ largest contractual obligations (dollars in thousands):

		Payments Due by Period
September 30, 2015	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Contractual obligations:
Time deposits	$1,463,301	$956,336	$402,179	$104,475	$311
Operating lease obligations	11,674	4,305	3,526	1,209	2,634
Debt obligations (other borrowings)	215,095	162,840	50,771	1,484	—

		Payments Due by Period
December 31, 2014	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Contractual obligations:
Time deposits	$1,266,182	$879,666	$349,539	$36,977	$—
Operating lease obligations	10,963	2,135	$3,366	$1,654	3,808
Debt obligations (other borrowings)	78,905	22,099	$31,045	$25,761	—

Off-Balance Sheet Arrangements

Commitments to extend credit are agreements to lend to a customer as long as the customer has not violated any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee by the borrower. At September 30, 2015 and December 31, 2014, unfunded commitments to extend credit were $625.5 million and $487.7 million, respectively. A significant portion of the unfunded commitments related to commercial and residential real estate construction and consumer equity lines of credit. Based on experience, C&S anticipates that a significant portion of these lines of credit will not be funded. C&S evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by C&S upon extension of credit, is based on its credit evaluation of the borrower. The type of collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

At September 30, 2015 and December 31, 2014, there were commitments totaling approximately $39.7 million and $39.5 million, respectively, under letters of credit. The credit risk and collateral involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Because most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

Liquidity

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities. C&S maintains a comprehensive interest rate risk, liquidity and funds management policy and a contingency funding plan that, among other considerations, include policies and procedures for managing liquidity risk. Liquidity management involves monitoring sources and uses of funds to meet the operating, capital and strategic needs of C&S. Generally C&S relies on deposits, repayments of loans and leases, and repayments of its investment securities as its primary sources of funds. C&S’ principal deposit sources include consumer, commercial and public funds customers in its markets. C&S has used these funds, together with wholesale deposit sources such as brokered deposits, internet deposits, FHLBA, federal funds purchased and other sources of short term borrowings, to make loans and leases, acquire investment securities and other assets and to fund continuing operations.

Liquidity as of September 30, 2015

At September 30, 2015, C&S’ liquid assets, which consist of cash and amounts due from banks and interest-bearing deposits in other financial institutions, amounted to $118.5 million, or 3.1% of total assets. C&S’ investment securities at September 30, 2015 amounted to $599.5 million, or 15.5% of total assets compared to $527.8 million, or 15.5% at December 31, 2014. Investment securities with an aggregate fair value of $291.8 million and $332.5 million at September 30, 2015 and December 31, 2014, respectively, were pledged to secure public deposits and repurchase agreements.

The liability portion of C&S’ balance sheet serves as its primary source of liquidity. C&S plans to meet its future cash needs through the generation of deposits. At September 30, 2015, total customer deposits which exclude brokered deposits were $3.00 billion compared to $2.77 billion as of December 31, 2014. Total transaction deposit accounts as of September 30, 2015 were $1.67 billion compared to $1.60 billion as of December 31, 2014. C&S Bank maintains four federal funds lines of credit with correspondent banks totaling $205.0 million. C&S is also a member of the FHLBA from which C&S Bank can borrow for leverage or liquidity purposes. The FHLBA requires that securities and qualifying loans be pledged to secure any advances. At September 30, 2015, C&S Bank had $215.1 million in advances from the FHLBA and a remaining credit availability of $119.6 million.

Liquidity as of December 31, 2014

At December 31, 2014, C&S’ liquid assets amounted to $204.0 million, or 6.0% of total assets. C&S’ investment securities at December 31, 2014 amounted to $527.8 million, or 15.5% of total assets compared to

$508.7 million or 18.1% at December 31, 2013. Investment securities with an aggregate fair value of $332.5 million and $448.0 million at December 31, 2014 and December 31, 2013, respectively, were pledged to secure public deposits and repurchase agreements.

At December 31, 2014, total customer deposits which exclude brokered deposits were $2.77 billion compared to $2.24 billion as of December 31, 2013. Total transaction deposit accounts as of December 31, 2014 were $1.57 billion compared to $1.22 billion as of December 31, 2013. At December 31, 2014, C&S had $78.9 million in advances from the FHLBA and a remaining credit availability of $176.6 million.

Asset/Liability Management

Market risk is the risk of loss from adverse changes in market prices and rates, which principally arise from interest rate risk inherent in C&S’ lending, investing, deposit gathering and borrowing activities. Asset/Liability management is the process by which C&S monitors and controls the mix and maturities of its assets and liabilities. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities to minimize potentially adverse effects on earnings from changes in market interest rates. C&S Bank’s Asset /Liability Committee monitors and considers methods of managing exposure to interest rate risk and is responsible for maintaining the level of interest rate sensitivity of C&S’ interest-sensitive assets and liabilities within Board-approved limits.

Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates. Effective interest rate sensitivity management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable time-frame that minimizes the changes in net interest income. In the event of a shift in interest rates, management may take certain actions intended to mitigate negative impacts on net interest income or to maximize positive impacts on net interest income. These actions may include, but are not limited to, restructuring of interest-earning assets and interest-bearing liabilities, seeking alternative funding sources or investment opportunities, modifying the pricing or terms of loans and deposits, and using derivatives.

C&S regularly reviews its exposure to changes in interest rates. Among the factors it considers are changes in the mix of interest-earning assets and interest-bearing liabilities, interest rate spreads and repricing periods. Typically, C&S Bank’s Asset/Liability Committee reviews, on at least a quarterly basis, its interest rate risk position. The primary tool used to analyze C&S’ interest rate risk and interest rate sensitivity is an earnings simulation model. This earnings simulation model projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. C&S relies primarily on the results of this model in evaluating its interest rate risk.

This model incorporates a number of additional factors including: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various rate-sensitive assets and rate-sensitive liabilities will reprice, (3) the expected growth in various interest-earning assets and interest-bearing liabilities and the expected interest rates on new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual cap and floor rates on various assets and liabilities, (6) expected changes in administered rates on interest-bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts, (7) cash flow and accretion expectations from loans acquired in FDIC transactions, and (8) other relevant factors. Inclusion of these factors in the model is intended to more accurately project C&S’ expected changes in net interest income resulting from interest rate changes. C&S typically models its changes in net interest income assuming interest rates go up and down in increments of 100 basis points, up to a 400 basis point move. C&S also models more extreme interest rates (e.g. curve twist such as inverted, steep and flat). For purposes of this model, C&S has assumed that the changes in interest rates phase in over a 12-month period. While C&S believes this model provides a reasonably accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be correct and may impact the model results. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, expected changes in administered rates on interest-bearing deposit accounts, competition and a variety of other factors that are difficult to accurately predict. Accordingly, there can be no assurance the earnings simulation model will accurately reflect future results.

Simulation Results as of September 30, 2015

The following table presents the earnings simulation model’s projected impact of a change in interest rates on the projected baseline net interest income for the 12-month period commencing October 1, 2015. Based on the simulation run at September 30, 2015, annual net interest income would be expected to increase approximately 3.68%, if rates increased from current rates by 100 basis points. If rates increased 200 basis points from current rates, net interest income is projected to increase approximately 7.68%. If rates increased 300 basis points from current rates, net interest income is projected to increase approximately 11.71%. If rates increased 400 basis points from current rates, net interest income is projected to increase approximately 15.76%. If rates decreased 100 basis points from current rates, net interest income is projected to decrease approximately 0.36%. If rates decreased 200 basis points from current rates, net interest income is projected to decrease approximately 1.07%. The change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve.

	% Change in Projected Baseline
Shift in Interest Rates	Net Interest Income
(In basis points)	September 30, 2015	December 31, 2014
+400	15.76%	15.72%
+300	11.71%	11.62%
+200	7.68%	7.52%
+100	3.68%	3.66%
-100	-0.36%	0.69%
-200	-1.07%	0.22%
-300	Not Meaningful	Not Meaningful
-400	Not Meaningful	Not Meaningful

Simulation Results as of December 31, 2014

The following table presents the earnings simulation model’s projected impact of a change in interest rates on the projected baseline net interest income for the 12-month period commencing January 1, 2015. Based on the simulation run at December 31, 2014, annual net interest income would be expected to increase approximately 3.66%, if rates increased from current rates by 100 basis points. If rates increased 200 basis points from current rates, net interest income is projected to increase approximately 7.52%. If rates increased 300 basis points from current rates, net interest income is projected to increase approximately 11.62%. If rates increased 400 basis points from current rates, net interest income is projected to increase approximately 15.72%. If rates decreased 100 basis points from current rates, net interest income is projected to increase approximately 0.69%. %. If rates decreased 200 basis points from current rates, net interest income is projected to increase approximately 0.22%. The change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve.

	% Change in Projected Baseline
Shift in Interest Ratest	Net Interest Income
(In basis points)	December 31, 2014	December 31, 2013
+400	15.72%	14.93%
+300	11.62%	11.00%
+200	7.52%	7.16%
+100	3.66%	3.49%
-100	0.69%	-1.15%
-200	0.22%	-1.53%
-300	Not Meaningful	Not Meaningful
-400	Not Meaningful	Not Meaningful

Impact of Inflation

The consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of C&S’ assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on its performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

EXPERTS

The consolidated financial statements of Ozarks as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 and the effectiveness of Ozarks’ internal control over financial reporting as of December 31, 2014 have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their reports appearing in Ozarks’ Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated in this joint proxy statement/prospectus by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Summit Bancorp, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2013 have been audited by BKD, LLP, independent certified public accountants, as stated in their report, and have been incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheets of Intervest Bancshares Corporation (“Intervest”) as of December 31, 2014 and December 31, 2013 and the related consolidated statements of earnings and changes in stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2014 have been audited by Hacker, Johnson & Smith, P.A., P.C., an independent registered public accounting firm, as set forth in their report, which has been incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Community & Southern Holdings, Inc. as of December 31, 2014 and December 31, 2013 and for each of the two years in the period ended December 31, 2014 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2014, and the financial statements as of December 31, 2013 and December 31, 2012 and for each of the two years in the period ended December 31, 2013 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2013 included in this joint proxy statement/prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the Bank of the Ozarks, Inc. common stock to be issued in the merger will be passed upon by Kutak Rock LLP, Little Rock, Arkansas, counsel to Bank of the Ozarks, Inc.

The United States federal income tax consequences of the merger transaction will be passed upon by Kutak Rock LLP, Little Rock, Arkansas, counsel to Bank of the Ozarks, Inc., and Alston & Bird LLP, counsel to C&S.

SHAREHOLDER PROPOSALS FOR THE 2016 ANNUAL MEETING OF SHAREHOLDERS

If the merger occurs in the expected timeframe, there will be no annual meeting of stockholders in 2016 for C&S.

In order for shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act to be presented at Ozarks 2016 Annual Meeting of Shareholders and included in Ozarks proxy statement and form of proxy relating to such meeting, such proposals must have been submitted to the Secretary of Ozarks at its principal executive offices no later than November 26, 2015. Shareholder proposals should be submitted to the Corporate Secretary at Bank of the Ozarks, Inc. P. O. Box 8811, Little Rock, Arkansas 72231-8811. Such proposals must also comply with the additional requirements of Rule 14a-8 of the Exchange Act (or any successor rule) to be eligible for inclusion in the proxy statement for the 2016 Annual Meeting of Shareholders.

In addition, Ozarks Bylaws provide that only such business which is properly brought before a shareholder meeting will be conducted. For business to be properly brought before a meeting or nominations of persons for election to the Board to be properly made at a meeting by a shareholder, notice must be received by Ozarks Corporate Secretary at Ozarks offices not less than 90 days nor more than 120 days prior to the anniversary date of Ozarks immediately preceding annual meeting of shareholders. In the event that the annual meeting of shareholders is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then to be timely such notice must be received by Ozarks no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was made. Accordingly, a shareholder who intends to raise a proposal to be acted upon at the 2016 Annual Meeting, but who does not desire to include the proposal in Ozarks 2016 proxy statement, must inform Ozarks by sending written notice to the Corporate Secretary at Bank of the Ozarks, Inc., P. O. Box 8811, Little Rock, Arkansas 72231-8811 no earlier than January 19, 2016 nor later than February 18, 2016. The persons named as proxies in Ozarks proxy for the 2016 Annual Meeting may exercise their discretionary authority to act upon any proposal which is properly brought before a shareholder meeting. To be in proper written form, a shareholder’s notice to Ozarks Secretary must, among other things, set forth as to each matter such shareholder proposes to bring before the annual meeting (i) a brief description of the business proposed to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such shareholder, (iii) the class or series and number of shares of Ozarks capital stock which are owned beneficially or of record by such shareholder, and (iv) any other information relating to such shareholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Ozarks has filed with the SEC a registration statement under the Securities Act that registers the shares of Ozarks common stock to be issued to C&S stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the stock of Ozarks and C&S.

Ozarks files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information, and the information incorporated by reference into this joint proxy statement/prospectus, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy and information statements and other information about issuers, like Ozarks, that file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by Ozarks with the SEC are also available at Ozarks’ website. The address of this site is www.bankozarks.com. We have included the web addresses of the SEC and Ozarks as inactive textual references only. The information located on, or accessible from, these websites is not, and shall not be deemed to be, a part of this joint proxy statement/prospectus or incorporated into any other filings that we make with the SEC.

The SEC allows Ozarks to incorporate certain information into this joint proxy statement/prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information that is superseded by information in this joint proxy statement/prospectus. The documents that are incorporated by reference contain important information about Ozarks and you should read this document together with any other documents incorporated by reference in this joint proxy statement/prospectus.

This document incorporates by reference the following documents that have previously been filed with the SEC by Ozarks (Commission File No. 000-22759):

•	Annual Report on Form 10-K for the year ended December 31, 2014 (including specific portions of Ozarks’ definitive Proxy Statement for the 2015 Annual Meeting of Shareholders incorporated therein by reference);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015;

•	The audited consolidated financial statements of Summit Bancorp, Inc. and Subsidiary as of December 31, 2013 and 2012 and for each of the years in the three years ended December 31, 2013 contained in pages F-1 through F-42 of Amendment No. 1 to Ozarks’ Registration Statement on Form S-4 (Registration No. 333-194722) (the “Summit Registration Statement”) filed with the SEC on April 2, 2014;

•	Current Reports on Form 8-K filed on December 8, 2015, December 4, 2015, November 10, 2015, November 9, 2015 (only Item 8.01 information), October 19, 2015, May 18, 2015, May 6, 2015, March 20, 2015, February 10, 2015, January 16, 2015, January 15, 2015 (only Item 8.01 information), and January 2, 2015, in each case except to the extent furnished but not filed; and

•	The description of Ozarks common stock set forth in the registration statement on Form 8-A filed on June 26, 1997, pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed with the SEC for the purpose of updating this description.

In addition, Ozarks is incorporating by reference any documents Ozarks may file with the SEC under the Exchange Act after the date of this document and through the later of the date of the special meeting of C&S stockholders and the date of the special meeting of Ozarks shareholders, except to the extent such information is deemed furnished (but not filed).

Ozarks has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Ozarks, and C&S has supplied all information contained in this joint proxy statement/prospectus relating to C&S.

Neither Ozarks nor C&S has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

We urge you to sign the enclosed proxy and return it at once in the enclosed envelope.

COMMUNITY & SOUTHERN HOLDINGS, INC.

Community & Southern Holdings, Inc.

Consolidated Balance Sheets (Unaudited)

(In thousands of dollars, except share data)

	September 30, 2015	December 31, 2014
Assets
Cash and due from banks	$118,456	$203,956
Investment securities available-for-sale (amortized cost of $512,542 and $441,728, respectively)	517,669	444,883
Investment securities held-to-maturity (market value of $85,223 and $86,460, respectively)	81,825	82,903
Loans held for sale	1,026	1,981
Loans held for investment (including $169,535 and $304,877 covered under FDIC loss share agreements, respectively)	2,872,862	2,422,287
Allowance for loan losses	(45,513)	(37,910)

Loans, net of allowance for loan losses	2,827,349	2,384,377
Premises and equipment	59,523	64,617
Other real estate owned (including $4,589 and $12,817 covered under FDIC loss share agreements, respectively)	8,142	14,363
FDIC loss share receivable	18,838	34,464
Goodwill	33,187	23,084
Other intangible assets	9,037	9,738
Bank owned life insurance	84,355	62,424
Other assets	100,129	73,784

Total assets	$3,859,536	$3,400,574

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Noninterest-bearing	$439,316	$365,084
Interest-bearing	2,695,939	2,470,942

Total deposits	3,135,255	2,836,026
Other borrowings	215,095	78,905
Other liabilities	52,310	50,573

Total liabilities	3,402,660	2,965,504

Shareholders’ equity
Common stock ($0.01 par value; 100,000,000 shares authorized; 36,949,266 shares issued and outstanding, respectively)	369	369
Additional paid-in capital	374,362	372,670
Retained earnings	78,371	59,461
Accumulated other comprehensive income	3,774	2,570

Total shareholders’ equity	456,876	435,070

Total liabilities and shareholders’ equity	$3,859,536	$3,400,574

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Income (Unaudited)

(In thousands of dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Interest income
Interest and fees on loans	$36,940	$35,969	$107,206	$104,317
Interest and dividends on investment securities	3,484	3,319	9,874	9,976
Interest on other earning assets	92	86	254	191

Total interest income	40,516	39,374	117,334	114,484
Interest expense
Deposits	4,283	3,435	11,634	9,082
Other borrowings	454	405	1,237	1,229

Total interest expense	4,737	3,840	12,871	10,311

Net interest income	35,779	35,534	104,463	104,173
Provision for credit losses	1,060	4,201	11,406	5,470

Net interest income after provision for credit losses	34,719	31,333	93,057	98,703

Noninterest income
Service charges on deposit accounts	2,998	2,923	8,648	8,325
Securities gains, net	136	132	136	211
Gain on acquisition	—	2,278	—	2,278
Other	2,451	2,008	7,397	5,015

Total noninterest income	5,585	7,341	16,181	15,829

Noninterest expense
Salaries and employee benefits	12,837	11,762	37,612	33,955
Occupancy and equipment expense	2,987	2,919	8,999	8,348
Expense on loans and other real estate owned	1,061	981	2,534	3,027
Other real estate owned and repossession losses, net	585	44	529	1,198
Amortization expense	924	834	2,675	2,167
FDIC loss share receivable valuation adjustments	960	1,001	2,431	3,722
FDIC loss share receivable amortization	1,342	9,935	6,218	36,671
Other	7,376	8,331	20,317	21,189

Total noninterest expense	28,072	35,807	81,315	110,277

Income before income taxes	12,232	2,867	27,923	4,255
Income tax expense (benefit)	4,355	(1,050)	9,013	(657)

Net income	$7,877	$3,917	$18,910	$4,912

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Comprehensive Income (Unaudited)

(In thousands of dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Net Income	$7,877	$3,917	$18,910	$4,912

Components of other comprehensive income / (loss):
Unrealized gains / (losses) on available-for-sale investment securities arising during period	2,402	(855)	1,373	1,941
Reclassification adjustment for net investment securities gains realized in earnings	(90)	(87)	(90)	(139)
Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity	(25)	(27)	(79)	(103)

Total other comprehensive income / (loss)	2,287	(969)	1,204	1,699

Comprehensive income	$10,164	$2,948	$20,114	$6,611

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Shareholders’ Equity (Unaudited)

(In thousands of dollars)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at December 31, 2013	$369	$370,139	$52,617	$710	$423,835
Net income	—	—	4,912	—	4,912
Change in accumulated other comprehensive income	—	—	—	1,699	1,699
Stock-based compensation expense	—	1,938	—	—	1,938

Balance at September 30, 2014	$369	$372,077	$57,529	$2,409	$432,384

Balance at December 31, 2014	$369	$372,670	$59,461	$2,570	$435,070
Net income	—	—	18,910	—	18,910
Change in accumulated other comprehensive income	—	—	—	1,204	1,204
Stock-based compensation expense	—	1,692	—	—	1,692

Balance at September 30, 2015	$369	$374,362	$78,371	$3,774	$456,876

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Cash Flows (Unaudited)

(In thousands of dollars)

	Nine Months Ended September 30
	2015	2014
Cash flows from operating activities
Net income	$18,910	$4,912
Adjustments to reconcile net income to cash provided by operating activities:
Net amortization/accretion of premiums and discounts	(23,709)	(33,745)
Provision for credit losses	11,406	5,470
Other real estate owned and repossession losses, net	529	1,198
Stock-based compensation expense	1,692	1,938
Deferred income tax benefit	(2,174)	(5,675)
Depreciation, amortization and accretion	3,163	2,498
Gain on acquisitions	—	(2,278)
Securities gains, net	(136)	(211)
Net change in loans held for sale	955	(769)
Net change in FDIC loss share receivable	15,626	62,242
Increase in cash surrender value of bank owned life insurance	(1,931)	(1,464)
Net change in other assets	(20,883)	(15,529)
Net change in other liabilities	1,577	(11,278)

Net cash provided by operating activities	5,025	7,309

Cash flows from investing activities
Net change in loans held for investment (originations, net of principal repayments)	(339,152)	(330,356)
Purchases of investment securities available-for-sale	(152,442)	(72,896)
Proceeds from maturities and calls of investment securities available-for-sale	60,168	55,563
Proceeds from sales of investment securities available-for-sale	40,779	72,855
Proceeds from calls and maturities of investment securities held-to-maturity	7,890	2,803
Purchases of investment securities held-to-maturity	(7,069)	(6,134)
Purchases of premises and equipment	(2,391)	(1,085)
Disposals of premises and equipment	4,040	1,483
Other adjustments in other real estate owned	2,761	3,752
Proceeds from sales of other real estate owned	11,770	28,123
Net cash (paid) acquired from acquisitions	(333)	74,890
Purchases of bank owned life insurance	(20,000)	—

Net cash used in investing activities	(393,979)	(171,002)

Cash flows from financing activities
Net change in deposits	174,266	106,989
Proceeds from other borrowings	174,384	70,000
Repayment of other borrowings	(45,196)	(60,000)

Net cash provided by financing activities	303,454	116,989

Change in cash and due from banks	(85,500)	(46,704)
Beginning of period	203,956	217,071

End of period	$118,456	$170,367

Supplemental disclosure of cash flow information
Transfers of loans to other real estate owned	$8,839	$10,321
Cash paid for interest	12,393	9,778
Cash paid for income taxes	21,902	18,514
Change in unrealized gain on investment securities available-for-sale	1,972	2,772

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

1.	Significant Accounting Policies

Community & Southern Holdings, Inc. (the “Company”), headquartered in Atlanta, Georgia, is a financial holding company that was incorporated under the laws of the State of Delaware on September 18, 2009 to serve as the holding company for Community & Southern Bank (“C&S Bank”). The Company operates two subsidiaries: (1) C&S Bank, a Georgia-state chartered bank that was incorporated on January 29, 2010, which provides traditional credit and depository banking services to its retail and commercial customers through 47 branches in northern and central Georgia, including metro Atlanta, as well as Jacksonville, Florida, and (2) CSB Risk Management, Inc., a captive insurance company established with the specific objective of insuring risks for the Company, its subsidiaries, and a group of unaffiliated member banks. C&S Bank is the parent company of CSB Investments, Inc., a Nevada corporation that owns all of the investment securities of C&S.

Principles of Consolidation and Basis of Presentation

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, certain information normally presented for complete consolidated financial statements required by US GAAP has been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the results of operations in these financial statements, have been made.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could vary from these estimates. Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

These financial statements should be read in conjunction with the 2014 Consolidated Financial Statements of Community & Southern Holdings, Inc. (the “Company”). There have been no significant changes to the Company’s accounting policies as disclosed in the 2014 Consolidated Financial Statements.

Recent Accounting Pronouncements

The following relevant accounting pronouncements, issued during 2015, could have a material effect on the Company’s financial statements. The 2014 Consolidated Financial Statements summarize relevant pronouncements issued prior to 2015.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. The ASU rescinds the indefinite deferral of previous amendments to ASC Topic 810 for certain entities and amends components of the consolidation analysis under ASC Topic 810, including evaluating limited partnerships and similar legal entities, evaluating fees paid to a decision maker or service provider as a variable interest, the effects of fee arrangements and/or related parties on the primary beneficiary determination and investment fund specific matters. The ASU may be adopted either retrospectively or on a modified retrospective basis and early adoption is permitted. The ASU is effective prospectively for fiscal years beginning on or after December 15, 2015. This ASU is not expected to have a significant impact on the Company’s financial conditions or results of operations.

In September 2015, the FASB issued ASU 2015-16 Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The new guidance requires acquirers to recognize adjustments to provisional amounts (that are identified during the measurement period) in the reporting period in which the

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

adjustment amounts are determined. The new guidance also requires such amounts to be disclosed in the consolidated financial statements. The ASU is effective prospectively for fiscal years beginning on after December 15, 2016. This ASU is not expected to have a significant impact on the Company’s financial conditions or results of operations.

2.	Acquisitions

Community Business Bank

On May 6, 2015, the Company acquired 100% of the outstanding shares of Community Business Bank (“CBB”), a Georgia state-chartered banking institution headquartered in Cumming, Georgia, for cash consideration of $27.9 million. The acquisition provided the Company with an opportunity to expand its banking presence in north metro Georgia.

Upon consummation of the acquisition, CBB was merged with and into the Company, with the Company as the surviving entity in the merger. CBB had a total of two banking locations located in north metro Georgia. The table below presents a summary of the assets acquired and liabilities assumed as a result of the CBB acquisition (dollars in thousands):

	Carrying Value Acquired	Purchase Adjustments	As Recorded by CSB
Assets
Cash and due from banks	$27,545	$—	$27,545
Investment securities	21,403	(20)	21,383
Loans, net	97,458	(1,938)	95,520
Premises and equipment	2,521	(2,154)	367
Intangible assets	—	1,800	1,800
Deferred tax assets	1,383	1,742	3,125
Other assets	821	(11)	810

Total assets acquired	$151,131	$(581)	$150,550

Liabilities
Deposits
Noninterest-bearing	$33,648	$—	$33,648
Interest-bearing	91,000	315	91,315

Total deposits	124,648	315	124,963
Other borrowings	7,652	—	7,652
Other liabilities	160	—	160

Total liabilities assumed	$132,460	$315	$132,775

Net identifiable assets acquired			$17,775
Cash consideration transferred to CBB			27,878

Goodwill			$10,103

The acquisition of CBB resulted in the recognition of $10.1 million in goodwill, none of which is deductible for tax purposes. The goodwill arose primarily as a result of the expected synergies from combining the operations of CBB with the Company.

The loans acquired had gross contractual amounts receivable of $116.7 million. At the acquisition date, the Company’s current estimate of expected cash flows to be collected was $111.4 million.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

3.	Investment Securities

The aggregate values of investment securities at September 30, 2015 and December 31, 2014, along with unrealized gains and losses determined on an individual security basis are as follows (dollars in thousands):

	Held-to-Maturity As of September 30, 2015				Available-for-Sale As of September 30, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government	$—	$—	$—	$—	$40,093	$36	$222	$39,907
Certificates of deposit	23,249	45	125	23,169	—	—	—	—
FNMA, GNMA and FHLMC mortgage-backed securities	—	—	—	—	250,342	4,076	370	254,048
Asset backed securities	—	—	—	—	16,997	5	279	16,723
Collateralized mortgage obligations	—	—	—	—	157,377	1,832	261	158,948
State, county and municipal	58,576	3,490	12	62,054	8,852	163	6	9,009
Corporate bonds	—	—	—	—	35,555	159	6	35,708
Equity securities	—	—	—	—	3,326	—	—	3,326

Total investment securities	$81,825	$3,535	$137	$85,223	$512,542	$6,271	$1,144	$517,669

	Held-to-Maturity As of December 31, 2014				Available-for-Sale As of December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government	$—	$—	$—	$—	$39,822	$89	$745	$39,166
Certificates of deposit	17,974	39	98	17,915	—	—	—	—
FNMA, GNMA and FHLMC mortgage-backed securities	—	—	—	—	208,915	3,608	547	211,976
Asset backed securities	—	—	—	—	18,791	3	72	18,722
Collateralized mortgage obligations	—	—	—	—	142,107	1,430	827	142,710
State, county and municipal	64,929	3,643	27	68,545	7,016	99	3	7,112
Corporate bonds	—	—	—	—	21,255	206	86	21,375
Equity securities	—	—	—	—	3,822	—	—	3,822

Total investment securities	$82,903	$3,682	$125	$86,460	$441,728	$5,435	$2,280	$444,883

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

The following table provides contractual maturity information for investment securities as of September 30, 2015 (dollars in thousands). Callable investment securities are assumed to mature on their earliest call date. Actual maturities may differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity As of September 30, 2015		Available-for-Sale As of September 30, 2015
	Cost	Fair Value	Cost	Fair Value
Maturing in
One year or less	$2,046	$2,050	$11,056	$11,203
One through five years	28,715	29,383	273,520	278,058
Five through ten years	43,490	45,771	205,178	205,577
Over ten years	7,574	8,019	19,462	19,505
Equity securities	—	—	3,326	3,326

Total investment securities	$81,825	$85,223	$512,542	$517,669

The following table provides information regarding investment securities with unrealized losses as of September 30, 2015 and December 31, 2014 (dollars in thousands):

	As of September 30, 2015
	Less Than 12 Months			More Than 12 Months			Total
	Investment Positions	Fair Value	Unrealized Losses	Investment Positions	Fair Value	Unrealized Losses	Investment Positions	Fair Value	Unrealized Losses
U.S. government	2	$10,072	$26	2	$9,786	$196	4	$19,858	$222
Certificates of deposit	40	8,344	75	11	2,428	50	51	10,772	125
FNMA, GNMA and FHLMC mortgage-backed securities	8	47,481	230	5	18,855	140	13	66,336	370
Asset backed securities	2	7,357	176	2	6,751	103	4	14,108	279
Collateralized mortgage obligations	2	17,512	54	3	10,953	207	5	28,465	261
State, county and municipal	5	3,813	12	1	700	6	6	4,513	18
Corporate bonds	2	13,055	6	—	—	—	2	13,055	6

Total investment securities	61	$107,634	$579	24	$49,473	$702	85	$157,107	$1,281

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

	As of December 31, 2014
	Less Than 12 Months			More Than 12 Months			Total
	Investment Positions	Fair Value	Unrealized Losses	Investment Positions	Fair Value	Unrealized Losses	Investment Positions	Fair Value	Unrealized Losses
U.S. government	10	$4,952	$15	5	$24,368	$730	15	$29,320	$745
Certificates of deposit	20	4,480	26	19	4,194	72	39	8,674	98
FNMA, GNMA and FHLMC mortgage-backed securities	1	10,167	35	9	36,944	512	10	47,111	547
Asset backed securities	3	10,211	35	1	4,825	37	4	15,036	72
Collateralized mortgage obligations	6	48,245	484	2	9,633	343	8	57,878	827
State, county and municipal	4	1,487	3	3	1,812	27	7	3,299	30
Corporate bonds	1	5,100	82	1	4,997	4	2	10,097	86

Total investment securities	45	$84,642	$680	40	$86,773	$1,725	85	$171,415	$2,405

The Company held certain investment securities having unrealized loss positions. As of September 30, 2015, the Company did not intend to sell these investment securities nor was it more likely than not that the Company would be required to sell these investment securities before their anticipated recovery or maturity. The Company has reviewed its portfolio for OTTI in accordance with the accounting policies outlined in Note 1, “Summary of Significant Accounting Policies and Nature of Business”, to the 2014 Consolidated Financial Statements. Market changes in interest rates and credit spreads will result in temporary unrealized losses as the market price of investment securities fluctuates. As a result, the Company had no other-than-temporary impairment for the nine months ended September 30, 2015 and the year ended December 31, 2014.

The Company had pledged held-to-maturity and available-for-sale investment securities having aggregate fair values of $21.1 million and $270.7 million, respectively at September 30, 2015, and $28.0 million and $304.5 million, respectively at December 31, 2014 to secure public funds on deposit and certain other borrowings, and for other purposes as required by law.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

4.	Loans Held for Investment

Composition of Loan Portfolio

The Company’s recorded investment in loans outstanding at September 30, 2015 and December 31, 2014, is summarized as follows (dollars in thousands):

	Sept. 30, 2015	Dec. 31, 2014
Commercial loans:
Construction	$248,434	$283,528
Commercial real estate	1,115,837	835,163
Commercial & industrial	361,837	335,853

Total commercial loans	1,726,108	1,454,544
Consumer loans:
Residential real estate	163,669	121,912
Automobile	352,692	230,576
Marine and recreational vehicle	364,017	298,740
Other consumer purpose	10,503	11,274

Total consumer loans	890,881	662,502
Purchased credit-impaired loans:
Construction	14,301	16,382
Commercial real estate	145,433	172,733
Commercial & industrial	9,007	10,556
Residential real estate	86,208	104,256
Other consumer purpose	924	1,314

Total purchased credit-impaired loans	255,873	305,241

Loans held for investment	$2,872,862	$2,422,287

Loans held for sale	$1,026	$1,981

Under a line of credit agreement with the Federal Home Loan Bank of Atlanta (“FHLBA”), at September 30, 2015, the Company had pledged certain loans under a blanket lien as collateral for its FHLBA borrowings. The loans encumbered by the blanket lien included all qualifying 1-4 family first mortgage loans, multi-family first mortgage loans, and commercial real estate loans. Loans pledged as collateral for FHLBA borrowings totaled $2.56 billion and $2.06 billion at September 30, 2015 and December 31, 2014, respectively.

Covered Loans

Included in loans held for investment are loans acquired in Federal Deposit Insurance Corporation (“FDIC”) assisted transactions that are initially covered under loss share agreements (“covered loans”). The Company’s recorded investment in covered loans at September 30, 2015 and December 31, 2014 is summarized as follows (dollars in thousands):

	Sept. 30, 2015	Dec. 31, 2014
Commercial loans	$1,178	$2,127
Consumer loans	12,243	15,030
Purchased credit-impaired loans:	156,114	287,720

Total covered loans	$169,535	$304,877

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Credit Quality

The Company monitors the credit quality of its commercial loan portfolio using internal credit risk ratings. These credit risk ratings are based upon established regulatory guidance and are assigned upon initial approval of credit to borrowers. Credit risk ratings are updated at least annually after the initial assignment or whenever management becomes aware of information affecting the borrowers’ ability to fulfill their obligations. The Company utilizes the following categories of credit grades to evaluate its commercial loan portfolio:

Pass. Higher quality loans that do not fit any of the other categories described below.

Special Mention. The Company assigns a special mention rating to loans with potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or lease or the Company’s credit position at some future date.

Substandard. The Company assigns a substandard rating to loans that are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard loans have well-defined weaknesses that jeopardize repayment of the debt. Substandard loans are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not addressed.

Doubtful. The Company assigns a doubtful rating to loans with all the attributes of a substandard rating with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors that may work to the advantage and strengthening of the credit quality of the loan, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans.

The following tables show the credit quality indicators associated with the Company’s commercial loan portfolio (excluding purchased credit impaired (“PCI”) loans) as of September 30, 2015 and December 31, 2014 (dollars in thousands):

	As of September 30, 2015
	Construction	Commercial Real Estate	Commercial & Industrial	Total
Pass	$244,014	$1,056,130	$332,062	$1,632,206
Special Mention	2,902	19,226	8,769	30,897
Substandard	1,518	40,481	10,544	52,543
Doubtful	—	—	10,462	10,462

	$248,434	$1,115,837	$361,837	$1,726,108

	As of December 31, 2014
	Construction	Commercial Real Estate	Commercial & Industrial	Total
Pass	$283,011	$783,889	$312,756	$1,379,656
Special Mention	172	36,015	3,540	39,727
Substandard	345	15,259	4,925	20,529
Doubtful	—	—	14,632	14,632

	$283,528	$835,163	$335,853	$1,454,544

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

The Company monitors the credit quality of its consumer portfolio based primarily on payment activity and credit scores. Payment activity is the primary factor considered in determining whether a consumer loan should be classified as nonperforming.

The following tables show the credit quality indicators associated with the Company’s consumer loan portfolio (excluding PCI loans) as of September 30, 2015 and December 31, 2014 (dollars in thousands):

	As of September 30, 2015
	Residential Real Estate	Automobile	Marine & RV	Other Consumer	Total
Performing	$163,306	$352,393	$363,989	$10,500	$890,188
Nonperforming	363	299	28	3	693

	$163,669	$352,692	$364,017	$10,503	$890,881

	As of December 31, 2014
	Residential Real Estate	Automobile	Marine & RV	Other Consumer	Total
Performing	$120,511	$230,283	$298,671	$11,264	$660,729
Nonperforming	1,401	293	69	10	1,773

	$121,912	$230,576	$298,740	$11,274	$662,502

The following tables show the credit quality indicators associated with the Company’s commercial PCI loans as of September 30, 2015 and December 31, 2014 (dollars in thousands):

	As of September 30, 2015
	Construction	Commercial Real Estate	Commercial & Industrial	Total
Pass	$5,337	$90,718	$6,949	$103,004
Special Mention	1,466	16,410	1,671	19,547
Substandard	7,214	36,533	381	44,128
Doubtful	284	1,772	6	2,062

	$14,301	$145,433	$9,007	$168,741

	As of December 31, 2014
	Construction	Commercial Real Estate	Commercial & Industrial	Total
Pass	$5,958	$99,498	$9,293	$114,749
Special Mention	1,296	22,071	284	23,651
Substandard	7,865	49,065	972	57,902
Doubtful	1,263	2,099	7	3,369

	$16,382	$172,733	$10,556	$199,671

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

The following tables show the credit quality indicators associated with the Company’s consumer PCI loans as of September 30, 2015 and December 31, 2014 (dollars in thousands):

	As of September 30, 2015
	Residential Real Estate	Other Consumer	Total
Performing	$82,247	$909	$83,156
Nonperforming	3,961	15	3,976

	$86,208	$924	$87,132

	As of December 31, 2014
	Residential Real Estate	Other Consumer	Total
Performing	$89,984	$1,287	$91,271
Nonperforming	14,272	27	14,299

	$104,256	$1,314	$105,570

Delinquency

An aging analysis for the Company’s loan portfolio (excluding PCI loans) at September 30, 2015 and December 31, 2014, is shown in the tables below (dollars in thousands):

	As of September 30, 2015
	Current	30 – 89 Days Past Due	90+ Days Past Due	Total	90+ Days Accruing	Nonaccrual
Commercial loans:
Construction	$247,054	$1,380	$—	$248,434	$—	$590
Commercial real estate	1,113,183	1,476	1,178	1,115,837	—	5,497
Commercial & industrial	350,632	737	10,468	361,837	—	18,910
Consumer loans:
Residential real estate	162,374	932	363	163,669	—	2,229
Automobile	350,184	2,209	299	352,692	11	632
Marine & RV	363,872	117	28	364,017	—	117
Other consumer purpose	10,425	75	3	10,503	—	3

	$2,597,724	$6,926	$12,339	$2,616,989	$11	$27,978

	As of December 31, 2014
	Current	30 – 89 Days Past Due	90+ Days Past Due	Total	90+ Days Accruing	Nonaccrual
Commercial loans:
Construction	$283,487	$—	$41	$283,528	$—	$233
Commercial real estate	830,162	4,663	338	835,163	—	5,507
Commercial & industrial	329,305	333	6,215	335,853	164	14,722
Consumer loans:
Residential real estate	120,464	1,104	344	121,912	113	1,401
Automobile	229,404	1,002	170	230,576	30	293
Marine & RV	298,312	413	15	298,740	—	69
Other consumer purpose	11,138	136	—	11,274	—	10

	$2,102,272	$7,651	$7,123	$2,117,046	$307	$22,235

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

For PCI loans, if the Company has a reasonable expectation about the timing and amount of cash flows expected to be collected, the loans meet the criteria for the recognition of income and are considered to be accruing loans.

An aging analysis for the Company’s PCI loans at September 30, 2015 and December 31, 2014 is shown in the tables below (dollars in thousands):

	As of September 30, 2015
	Current	30 – 89 Days Past Due	90+ Days Past Due	Total	90+ Days Accruing	Nonaccrual
PCI loans:
Construction	$13,369	$93	$839	$14,301	$839	$—
Commercial real estate	135,711	1,397	8,325	145,433	8,325	—
Commercial & industrial	8,844	27	136	9,007	136	—
Residential real estate	80,682	1,565	3,961	86,208	3,961	—
Other consumer purpose	895	13	16	924	16	—

	$239,501	$3,095	$13,277	$255,873	$13,277	$—

	As of December 31, 2014
	Current	30 – 89 Days Past Due	90+ Days Past Due	Total	90+ Days Accruing	Nonaccrual
PCI loans:
Construction	$14,423	$147	$1,812	$16,382	$1,812	$—
Commercial real estate	156,696	2,700	13,337	172,733	13,337	—
Commercial & industrial	9,903	134	519	10,556	519	—
Residential real estate	95,194	4,155	4,907	104,256	4,907	—
Other consumer purpose	1,247	63	4	1,314	4	—

	$277,463	$7,199	$20,579	$305,241	$20,579	$—

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

5.	Allowance for Loan Losses

Activity in the Allowance for Loan Losses (“ALL”) for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively, is summarized in the tables below (dollars in thousands):

	For the Period Ended September 30, 2015
	Commercial	Consumer	PCI	Total
Beginning Balance	$23,675	$9,059	$5,176	$37,910
Charge-offs	(1,310)	(1,723)	(2,260)	(5,293)
Recoveries	505	614	1,821	2,940
Provision[1]	4,951	3,416	1,589	9,956

Ending Balance	$27,821	$11,366	$6,326	$45,513

September 30, 2015 ALL allocated to:
Loans individually evaluated for impairment	$6,840	$88	$—	$6,928
Loans collectively evaluated for impairment	20,981	11,278	—	32,259
Loans acquired with deteriorated credit quality	—	—	6,326	6,326

Ending Balance	$27,821	$11,366	$6,326	$45,513

September 30, 2015 recorded investment in loans:
Individually evaluated for impairment	$24,997	$2,981	$—	$27,978
Collectively evaluated for impairment	1,701,111	887,900	—	2,589,011
Acquired with deteriorated credit quality	—	—	255,873	255,873

Ending Balance	$1,726,108	$890,881	$255,873	$2,872,862

	For the Year Ended December 31, 2014
	Commercial	Consumer	PCI	Total
Beginning Balance	$12,186	$6,608	$11,741	$30,535
Charge-offs	(5,160)	(924)	(2,557)	(8,641)
Recoveries	74	392	3,936	4,402
Provision / (Release)[2]	16,575	2,983	(7,944)	11,614

Ending Balance	$23,675	$9,059	$5,176	$37,910

December 31, 2014 ALL allocated to:
Loans individually evaluated for impairment	$5,146	$27	$—	$5,173
Loans collectively evaluated for impairment	18,529	9,032	—	27,561
Loans acquired with deteriorated credit quality	—	—	5,176	5,176

Ending Balance	$23,675	$9,059	$5,176	$37,910

December 31, 2014 recorded investment in loans:
Individually evaluated for impairment	$20,487	$2,014	$—	$22,501
Collectively evaluated for impairment	1,434,057	660,488	—	2,094,545
Acquired with deteriorated credit quality	—	—	305,241	305,241

Ending Balance	$1,454,544	$662,502	$305,241	$2,422,287

[1]	Does not include $1,450 in provision for unfunded commitments.
[2]	Does not include ($2,660) in release for unfunded commitments.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

In addition to the ALL, the Company also estimates probable and reasonably estimable credit losses related to unfunded lending commitments, such as letters of credit and binding unfunded loan commitments. This reserve for unfunded lending commitments totaled $5.0 million and $3.5 million at September 30, 2015 and December 31, 2014, respectively and is included within the other liabilities section of the Consolidated Balance Sheet.

6.	FDIC Loss Share Receivable

The following table shows changes in the carrying value of the FDIC loss share receivable for loss share agreements and the related recorded investment of the covered assets for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively (dollars in thousands):

	Nine Months Ended September 30, 2015
	FNBGA	ACB	BOE	TPB	FCCB	GTB	FCSB	Total
Carrying value of FDIC loss share receivable, at December 31, 2014	$5,485	$14,589	$1,086	$1,450	$1,792	$3,847	$6,215	$34,464
Additions resulting from:
Charge-offs, writedowns, and other losses	599	764	(9)	(14)	(16)	82	235	1,641
Allowable external expenses	282	(14)	110	148	170	51	145	892
Effect of valuation adjustment on covered assets	559	(103)	15	21	24	1	2	519
Reductions resulting from:
Amortization	(1,105)	(1,630)	(462)	(624)	(714)	(437)	(1,246)	(6,218)
Payments received	(2,485)	(4,931)	(445)	(602)	(688)	(860)	(2,449)	(12,460)

Carrying value of FDIC loss share receivable, at September 30, 2015	$3,335	$8,675	$295	$379	$568	$2,684	$2,902	$18,838

Covered Assets:
Loans	29,336	29,089	16,093	29,597	14,830	16,720	33,870	169,535
OREO	248	558	1,203	871	1,135	565	455	5,035

Total covered assets	$29,584	$29,647	$17,296	$30,468	$15,965	$17,285	$34,325	$174,570

	Year Ended December 31, 2014
	FNBGA	ACB	BOE	TPB	FCCB	GTB	FCSB	Total
Carrying value of FDIC loss share receivable, at December 31, 2013	$30,922	$40,283	$6,052	$2,449	$12,615	$5,752	$10,194	$108,267
Additions resulting from:
Charge-offs, writedowns, and other losses	(605)	1,408	225	305	349	14	40	1,736
Allowable external expenses	1,120	1,102	(36)	(50)	(56)	119	338	2,537
Reductions resulting from:
Effect of valuation adjustment on covered assets	(2,508)	(2,115)	(604)	(818)	(935)	(204)	(582)	(7,766)
Amortization	(20,803)	(12,481)	(1,440)	1,844	(7,056)	(745)	(2,125)	(42,806)
Payments received	(2,641)	(13,608)	(3,111)	(2,280)	(3,125)	(1,089)	(1,650)	(27,504)

Carrying value of FDIC loss share receivable, at December 31, 2014	$5,485	$14,589	$1,086	$1,450	$1,792	$3,847	$6,215	$34,464

Covered Assets:
Loans	93,916	73,938	19,207	37,542	20,119	20,029	40,126	304,877
OREO	3,109	4,366	1,272	1,558	935	—	1,577	12,817

Total covered assets	$97,025	$78,304	$20,479	$39,100	$21,054	$20,029	$41,703	$317,694

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

7.	Deposits

Deposits at September 30, 2015 and December 31, 2014, are summarized as follows (dollars in thousands):

	September 30, 2015	December 31, 2014
Noninterest-bearing demand	$439,316	$365,084
Interest-bearing demand	456,260	426,406
Money market	676,602	687,025
Savings	99,776	91,329
Time	1,463,301	1,266,182

Total deposits	$3,135,255	$2,836,026

Time deposits with a minimum denomination of $100 thousand totaled $937.8 million and $750.9 million at September 30, 2015 and December 31, 2014, respectively.

At September 30, 2015, the scheduled maturities of time deposits were (dollars in thousands):

2015	$347,328
2016	754,645
2017	134,352
2018	49,956
2019 and thereafter	177,020

Total time deposits	$1,463,301

8.	Other Borrowings

Other borrowings at September 30, 2015 and December 31, 2014, are as follows (dollars in thousands):

	September 30, 2015	December 31, 2014
Advances payable to the FHLBA with contractual rates ranging from 0.20 percent to 4.39 percent and maturities ranging from October 2015 to May 2019 (inclusive of unamortized premium of $1,256 and $1,905 for September 30, 2015 and December 31, 2014, respectively)	$215,095	$78,905

Total other borrowings	$215,095	$78,905

9.	Fair Values Measurements

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 and 2 of the hierarchy) and reporting entity’s own assumptions developed based on the best information available in the circumstances (unobservable inputs classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1

Valuation is based on inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Level 2

Valuation is based on inputs, other than quoted prices included within Level 1, that are observable for the asset and liability, either directly or indirectly, such as interest rates, yield curves observable at commonly quoted intervals, and other market-corroborated inputs.

Level 3

Valuation inputs are unobservable inputs for the asset or liability, which shall be used to measure fair value to the extent that observable inputs are not available. The inputs shall reflect the Company’s own assessment regarding assumptions that market participants would use in pricing the asset or liability.

Fair value estimates are made at a specific point in time based upon relevant market information and information about each asset and liability. Where information regarding the fair value of an asset or liability is available, those values are used, as is the case with investment securities and residential mortgage loans. In these cases, an open market exists in which these assets are actively traded.

Because no market exists for many assets and liabilities, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. For those assets or liabilities with a fixed interest rate, an analysis of the related cash flows was the basis for estimating fair values. The expected cash flows were then discounted to the valuation date using an appropriate discount rate. The discount rates used represent the rates under which similar transactions would be currently negotiated. For assets or liabilities with fixed and variable rates, fair value estimates also consider the impact of liquidity discounts appropriate as of the measurement date.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Company evaluates fair value measurement inputs on an ongoing basis in order to determine if there is a change of sufficient significance to warrant a transfer between levels. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Company’s valuation process. There were no significant transfers between levels during the nine months ended September 30, 2015 or year ended December 31, 2014.

Fair Value of Financial Instruments Measured on a Recurring Basis

The following methods and assumptions were used by the Company in estimating the fair value of its financial assets on a recurring basis:

Investment Securities

Investment securities classified as available-for-sale are recorded at fair value on a recurring basis. The Company’s investment portfolio primarily consists of U.S. government agency mortgage-backed securities, non-agency mortgage-backed securities, U.S. government securities, corporate bonds and municipal securities. The fair value of investment securities classified as available-for-sale are generally determined using widely accepted valuation techniques including matrix pricing and broker-quote-based applications. Inputs may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

relevant items. The Company reviews the prices supplied by the independent pricing service, as well as their underlying pricing methodologies, for reasonableness and to ensure such prices are aligned with traditional pricing matrices. From time to time, the Company validates the appropriateness of the valuations provided by the independent pricing service to prices obtained from an additional third party or prices derived using internal models.

The following tables summarize the financial assets and liabilities measured at fair value on a recurring basis at September 30, 2015 and December 31, 2014 (dollars in thousands):

	As of September 30, 2015
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Investment securities available-for-sale
U.S. government	$39,907	$—	$39,907	$—
FNMA, GNMA, FHLMC mortgage-backed securities	254,048	— —	254,048	—
Asset backed securities	16,723	—	16,723	—
Collateralized mortgage obligations	158,948	—	158,948	—
State, county and municipal	9,009	—	9,009	—
Corporate bonds	35,708	—	35,708	—
Equity securities	3,326	—	—	3,326

	$517,669	$—	$514,343	$3,326

	As of December 31, 2014
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Investment securities available-for-sale
U.S. government	$39,166	$—	$39,166	$—
FNMA, GNMA, FHLMC mortgage-backed securities	211,976	— —	211,976	— —
Asset backed securities	18,722	—	18,722	—
Collateralized mortgage obligations	142,710	—	142,710	—
State, county and municipal	7,112	—	7,112	—
Corporate bonds	21,375	—	21,375	—
Equity securities	3,822	—	—	3,822

	$444,883	$—	$441,061	$3,822

During 2015, the Company purchased level 3 investment securities of $736 thousand, received settlements of $1.2 million and recognized no gains or losses in earnings or other comprehensive income.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Fair Value of Financial Instruments Measured on a Nonrecurring Basis

The following methods and assumptions were used by the Company in estimating the fair value of its financial assets on a nonrecurring basis:

Impaired Loans

Loans are considered impaired when it is determined to be probable that all amounts due under the contractual terms of the loans will not be collected when due. Loans considered individually impaired are evaluated and a specific allowance is established if required based on the underlying collateral value of the impaired loans or the estimated discounted cash flows for such loans. A specific allowance is required if the fair value of the expected repayments or the fair value of the collateral is less than the recorded investment in the loan. The Company records impaired loans as nonrecurring level 3.

Loans Held for Sale

Level 1 loans held for sale consist of conforming residential mortgage loans accounted for at lower of cost or market. Fair value is determined based upon pricing assigned on a loan-by-loan basis, at the time a loan is locked with the borrower, through correspondent relationships that the Company maintains in order to sell loans held for sale.

OREO

The fair value of OREO is determined when the asset is transferred to foreclosed assets. The assets are carried at the lower of the carrying value or fair value less estimated costs to sell. Fair value is based upon appraised values of the collateral or management’s estimation of the value of the collateral. Management requires a new appraisal at the time of foreclosure or repossession of the underlying collateral. Updated appraisals are obtained on at least an annual basis on all OREO and are considered to contain Level 3 inputs. Management has also determined, in some cases, that fair value of collateral is further impaired based upon real estate market trends and declining foreclosed property pricing. Therefore, all OREO is recorded as a nonrecurring Level 3 hierarchy.

For assets and liabilities carried at fair value on a nonrecurring basis, the following table provides fair value information as of September 30, 2015 and December 31, 2014 (dollars in thousands):

	As of September 30, 2015
Description	Net Carrying Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Impaired loans	$28,752	$—	$—	$28,752
Loans held for sale	1,026	1,026	—	—
OREO	8,142	—	—	8,142

	As of December 31, 2014
Description	Net Carrying Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Impaired loans	$22,635	$—	$—	$22,635
Loans held for sale	1,981	1,981	—	—
OREO	14,363	—	—	14,363

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

The following table provides information describing the unobservable inputs used in Level 3 fair value measurements at September 30, 2015 and December 31, 2014 (dollars in thousands):

As of September 30, 2015
Financial Instrument	Net Carrying Value	Valuation Technique	Unobservable Input	Range of Inputs
		1) Non-Collateral	1) a) Loss given default	1) a) 0% – 64%
		Dependent: Discounted	b) Probability of default	b) 100%
Impaired loans	$28,752	cash flow analysis	c) Discount rate	c) 4% – 9%
		2) Collateral Dependent: Third party appraisal	2) Management discount for property type, recent market volatility, lien position, and costs to sell.	2) 0% – 95%

OREO	$8,142	Third party appraisal	Management discount for property type, recent market volatility and time on the market	0% – 40%

As of December 31, 2014
Financial Instrument	Net Carrying Value	Valuation Technique	Unobservable Input	Range of Inputs
		1) Non-Collateral	1) a) Loss given default	1) a) 0% – 73%
		Dependent: Discounted	b) Probability of default	b) 35% – 100%
Impaired loans	$22,635	cash flow analysis	c) Discount rate	c) 3% – 8%
		2) Collateral Dependent: Third party appraisal	2) Management discount for property type, recent market volatility, lien position, and costs to sell.	2) 0% – 83%

OREO	$14,363	Third party appraisal	Management discount for property type, recent market volatility and time on the market	0% – 40%

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Fair Value of Financial Instruments

The following table includes the estimated fair value of the Company’s financial assets and financial liabilities (dollars in thousands). The methodologies for estimating the fair value of financial assets and financial liabilities measured on a recurring and nonrecurring basis are discussed above. The methodologies for estimating the fair value for other financial assets and financial liabilities are discussed below. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop the estimates of fair value. Accordingly, the estimates presented below are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation techniques may have a material effect on the estimated fair value amounts at September 30, 2015 and December 31, 2014.

	September 30, 2015		December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and due from banks	$118,456	$118,456	$203,956	$203,956
Investment securities available-for-sale	517,669	517,669	444,883	444,883
Investment securities held-to-maturity	81,825	85,223	82,903	86,460
Loans held for sale	1,026	1,053	1,981	2,035
Loans held for investment, net	2,827,349	2,897,729	2,384,377	2,443,694
FDIC loss share receivable	18,838	18,838	34,464	34,464
Bank owned life insurance (“BOLI”)	84,355	84,355	62,424	62,424
FHLBA stock	12,283	12,283	6,429	6,429
Deposits	3,135,255	3,113,723	2,836,026	2,808,630
Other borrowings	215,095	216,195	78,905	80,047

Cash and Due From Banks

The carrying amount approximates fair value for these instruments.

Investment Securities

The fair value of investment securities are generally determined using widely accepted valuation techniques including matrix pricing and broker-quote-based applications.

Loans Held For Sale

Loans held for sale are carried at the lower of cost or fair value. These loans currently consist of one-to-four family residential real estate loans originated for sale to qualified third parties. Fair value is based upon the contractual price to be received from these third parties, which may be different than cost.

Loans Held for Investment

Fair values are estimated for portfolios of loans with similar financial characteristics if collateral-dependent. Loans are segregated by type. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect observable market information incorporating the credit, liquidity, yield and other risks inherent in the loan. The estimate of maturity is based upon the Company’s historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of the current economic and lending conditions.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Fair value for significant non-performing loans is generally based upon recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

Fair values for PCI loans are valued based upon a discounted expected cash flow methodology that considers various factors including the type of loan and related collateral, credit quality, fixed or variable interest rate, term of loan and whether or not the loan was amortizing and a discount rate reflecting the Company’s assessment of risk inherent in the cash flow estimates. PCI loans are grouped together according to common risk characteristics and are evaluated in aggregated pools when applying various valuation techniques. The Company estimated the gross cash flows expected to be collected on these loans based upon the expected remaining life of the underlying loans, which includes the effects of estimated prepayments. The carrying amounts of PCI loans approximate fair value.

FDIC Loss Share Receivable

The fair value of the FDIC loss share receivable is estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. The cash flows are discounted to reflect the uncertainty of the time of receipt of the loss-sharing reimbursements from the FDIC. The carrying amount of the FDIC loss share receivable approximates fair value.

BOLI

The carrying amount approximates fair value for these instruments.

FHLBA Stock

FHLBA stock is carried at its original cost basis, as cost approximates fair value and there is no ready market for such investments.

Deposits

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and money market and checking accounts, is based on the discounted value of estimated cash flows. The fair value of time deposits is based upon the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Other Borrowings

The fair value of the Company’s FHLBA advances is estimated based upon the discounted value of contractual cash flows. The fair value of investment securities sold under agreements to repurchase approximates the carrying amount because of the short maturity of these borrowings. The discount rate is estimated using rates quoted for the same or similar issues or the current rates offered to the Company for debt of the same remaining maturities.

Commitments and Contingencies

For off-balance sheets commitments and contingencies, carrying amounts are reasonable estimates of the fair values for such financial instruments. Carrying amounts include unamortized fee income and, in some cases, reserves for any credit losses from those financial instruments. These amounts are not material to the Company’s financial position.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

10.	Other noninterest expense

Other noninterest expense for the three months and nine months ended September 30, 2015 and 2014 included the following (dollars in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Technology and data processing	$2,743	$2,687	$8,650	$6,606
Legal and professional services	1,177	1,759	3,958	3,847
Printing, posage and supplies	450	433	1,201	1,201
Advertising	614	569	1,440	1,121
FDIC deposit insurance expense	662	687	1,881	1,896
Clawback (income) expense	271	632	(747)	2,338
Other	1,459	1,564	3,934	4,180

Total other noninterest expense	$7,376	$8,331	$20,317	$21,189

11.	Accumulated Other Comprehensive Income (AOCI)

In addition to presenting the Consolidated Statements of Comprehensive Income herein, the following table shows the tax effects allocated to each component of AOCI for the three and nine month periods ending September 30, 2015 and September 30, 2014, respectively (dollars in thousands):

	Three Months Ended
	September 30, 2015			September 30, 2014
	Before -Tax Amount	Tax	Net-of-Tax Amount	Before -Tax Amount	Tax	Net-of-Tax Amount
AOCI, beginning balance	$2,321	$(834)	$1,487	$5,134	$(1,756)	$3,378
Unrealized gains / (losses) on securities:
Net unrealized gains / (losses) arising during the period	3,639	(1,237)	2,402	(1,295)	440	(855)
Less: reclassification adjustment for gains included in net income	(136)	46	(90)	(132)	45	(87)
Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity	(38)	13	(25)	(41)	14	(27)

AOCI, ending balance	$5,786	$(2,012)	$3,774	$3,666	$(1,257)	$2,409

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

	Nine Months Ended
	September 30, 2015			September 30, 2014
	Before-Tax Amount	Tax	Net-of-Tax Amount	Before-Tax Amount	Tax	Net-of-Tax Amount
AOCI, beginning balance	$3,961	$(1,391)	$2,570	$1,094	$(384)	$710
Unrealized gains / (losses) on securities:
Net unrealized gains / (losses) arising during the period	2,081	(708)	1,373	2,939	(998)	1,941
Less: reclassification adjustment for gains included in net income	(136)	46	(90)	(211)	72	(139)
Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity	(120)	41	(79)	(156)	53	(103)

AOCI, ending balance	$5,786	$(2,012)	$3,774	$3,666	$(1,257)	$2,409

Reclassifications out of AOCI consisted of the following (dollars in thousands)::

	Three Months Ended September 30		Affected line item in the Consolidated Financial Statements
Details about components of AOCI	2015	2014
Realized gains on AFS securities:	$(136)	$(132)	Securities gains
	46	45	Income tax expense

	$(90)	$(87)

Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity:	$(38)	$(41)	Investment securities held-to-maturity
	13	14	Income tax expense

	$(25)	$(27)

	Nine Months Ended September 30		Affected line item in the Consolidated Financial Statements
Details about components of AOCI	2015	2014
Realized gains on AFS securities:	$(136)	$(211)	Securities gains
	46	72	Income tax expense

	$(90)	$(139)

Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity:	$(120)	$(156)	Investment securities held-to-maturity
	41	53	Income tax expense

	$(79)	$(103)

12.	Income Taxes

For the three months ended September 30, 2015 and 2014, income tax expense (benefit) was $4,355 and $(1,050) representing effective tax rates of 35.6% and (36.6)%, respectively. For the nine months ended September 30, 2015 and 2014, income tax expense (benefit) was $9,013 and $(657), representing effective tax rates of 32.3%

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

and (15.4)%, respectively. The higher effective tax rates for the three months and nine months ended September 30, 2015, compared to the three months and nine months ended September 30, 2014, were primarily due to higher pre-tax income.

The provision for income taxes includes both federal and state income taxes and differs from the provision using statutory rates primarily due to favorable permanent tax items such as income from nontaxable loans and investments and tax exempt income on Bank owned life insurance. The Company calculated provision for income taxes for the three and nine months ended September 30, 2015 by applying the estimated annual effective tax rate to year-to-date pretax income, and calculated provision for income taxes for the three and nine months ended September 30, 2014 by using the actual effective tax rate.

13.	Subsequent Events

Management has evaluated the effects of subsequent events through December 2, 2015 and has determined that the following events require disclosure:

Certus Bank

On October 9, 2015, the Company successfully completed the acquisition of certain loans and deposits related to fourteen Certus Bank branches throughout Georgia and Florida. The purchase included $575.2 million in deposits and $181.2 million in loans. The Company is currently in the process of calculating purchase accounting adjustments associated with this acquisition.

Acquisition by Bank of the Ozarks, Inc.

On October 19, 2015, the Company entered into a definitive merger agreement with Bank of the Ozarks, Inc. (“OZRK”). The Company and OZRK jointly announced the signing of a definitive agreement and plan of merger (“Agreement”) whereby OZRK will acquire the Company and its wholly owned bank subsidiary, Community & Southern Bank (“CSB”), in an all-stock transaction valued at approximately $799.6 million, or approximately $20.50 per fully diluted Company share, subject to potential adjustments as described in the Agreement.

Under the terms of the agreement, which has been approved by the boards of directors of both companies, each holder of outstanding shares of common stock of the Company will receive shares of common stock of OZRK. The number of OZRK shares to be issued will be determined based on the fifteen day volume weighted average stock price of OZRK’s common stock as of the second business day prior to the closing date, subject to a minimum and maximum price of $34.10 and $56.84, respectively.

Upon the closing of the transaction, the Company will merge into OZRK and CSB will merge into OZRK’s wholly-owned bank subsidiary, Bank of the Ozarks. Completion of the transaction is subject to certain closing conditions, including customary regulatory and shareholder approvals. The transaction is expected to close during the first quarter of 2016.

Legal Contingencies

C&S Bank recorded a litigation loss of $1.0 million in December of 2015 related to an acquired loan participation. In this legal matter, participant bank on a defaulted loan filed suit against C&S Bank for full loan recovery liquidation proceeds based on a negotiated contract with C&S Bank’s predecessor in interest. The judgment against C&S Bank was upheld on appeal; C&S Bank continues to evaluate the merits of additional appeal. Amounts paid to satisfy the judgment, to the extent the matter is not appealed, will be offset by proceeds from disposition of underlying collateral as well as with any amounts collected as a result of final judgment obtained by C&S Bank against underlying borrowers and guarantors on the subject loan.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Community & Southern Holdings, Inc.’s (the “Company”) internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. The Company’s assessment was conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), and included controls over the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and with the regulatory reporting requirements associated with Form FR Y-9C, Form FR Y-9LP, and the Consolidated Reports of Condition and Income. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and financial statements for regulatory reporting purposes, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management is responsible for establishing and maintaining effective internal control over financial reporting, including controls over the preparation of regulatory financial statements. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on that assessment, management concluded that, as of December 31, 2014, the Company’s internal control over financial reporting, including controls over the preparation of regulatory financial statements, is effective based on the criteria established in Internal Control—Integrated Framework (2013).

Management’s assessment of the effectiveness of internal control over financial reporting, including controls over the preparation of regulatory financial statements, as of December 31, 2014, has been audited by PricewaterhouseCoopers, an independent public accounting firm, as stated in their report dated March 25, 2015.

Community & Southern Holdings, Inc.

March 25, 2015

/s/ Patrick M. Frawley
Patrick M. Frawley Chief Executive Officer

/s/ Anthony P. Valduga
Anthony P. Valduga Chief Financial Officer

/s/ James C. Musselwhite
James C. Musselwhite Controller

Independent Auditor’s Report

To the Board of Directors of Community & Southern Holdings, Inc.

We have audited the accompanying consolidated financial statements of Community & Southern Holdings, Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for the years then ended. We also have audited the Company’s internal control over financial reporting as of December 31, 2014 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility

The Company’s management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, for maintaining internal control over financial reporting including the design, implementation, and maintenance of controls relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to error or fraud, and for its assertion about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and our audit of internal control over financial reporting in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement and whether effective internal control over financial reporting was maintained in all material respects.
An audit of financial statements involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit of internal control over financial reporting involves obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our opinions.

Definition and Inherent Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America.

Because management’s assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), our audit of Company’s internal control over financial reporting included controls over the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C). A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and those charged with governance; and (iii) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community & Southern Holdings, Inc. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ PricewaterhouseCoopers LLP

March 25, 2015

Community & Southern Holdings, Inc.

Consolidated Balance Sheets

December 31, 2014 and 2013

(In thousands of dollars, except share data)

	2014	2013
Assets
Cash and due from banks	$203,956	$217,071
Investment securities available-for-sale (amortized cost of $441,728 and $432,945, respectively)	444,883	433,037
Investment securities held-to-maturity (market value of $86,460 and $77,527, respectively)	82,903	75,680
Loans held for sale	1,981	1,967
Loans held for investment (including $304,877 and $378,937 covered under FDIC loss share agreements, respectively)	2,422,287	1,762,637
Allowance for loan losses	(37,910)	(30,535)

Loans, net of allowance for loan losses	2,384,377	1,732,102
Premises and equipment	64,617	61,962
Other real estate owned (including $12,817 and $46,999 covered under FDIC loss share agreements, respectively)	14,363	47,793
FDIC loss share receivable	34,464	108,267
Goodwill	23,084	11,740
Other intangible assets	9,738	8,554
Bank owned life insurance	62,424	58,999
Other assets	73,784	47,848

Total assets	$3,400,574	$2,805,020

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Noninterest-bearing	$365,084	$279,795
Interest-bearing	2,470,942	1,960,159

Total deposits	2,836,026	2,239,954
Other borrowings	78,905	95,183
Other liabilities	50,573	46,048

Total liabilities	2,965,504	2,381,185

Shareholders’ equity
Common stock ($0.01 par value; 100,000,000 shares authorized; 36,949,266 shares issued and outstanding as of December 31, 2014 and 2013, respectively)	369	369
Additional paid-in capital	372,670	370,139
Retained earnings	59,461	52,617
Accumulated other comprehensive income	2,570	710

Total shareholders’ equity	435,070	423,835

Total liabilities and shareholders’ equity	$3,400,574	$2,805,020

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Income

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars)

	2014	2013
Interest income
Interest and fees on loans	$141,958	$124,485
Interest and dividends on investment securities	13,045	10,042
Interest on other earning assets	343	664

Total interest income	155,346	135,191
Interest expense
Deposits	13,035	11,572
Other borrowings	1,602	1,907

Total interest expense	14,637	13,479

Net interest income	140,709	121,712
Provision for credit losses	8,954	1,206

Net interest income after provision for credit losses	131,755	120,506

Noninterest income
Service charges on deposit accounts	11,185	10,996
Investment securities gains, net	1,341	2,532
Gain on acquisition	2,278	—
Other	7,068	11,355

Total noninterest income	21,872	24,883

Noninterest expense
Salaries and employee benefits	46,784	45,375
Occupancy and equipment expense	11,345	11,340
Expense on loans and other real estate owned	4,087	6,135
Other real estate owned and repossession losses, net	3,162	4,715
Amortization expense	3,058	2,309
FDIC loss share receivable valuation adjustments	7,766	7,138
FDIC loss share receivable amortization	42,806	28,222
Other	29,426	23,153

Total noninterest expense	148,434	128,387

Income before income taxes	5,193	17,002
Income tax expense (benefit)	(1,651)	3,812

Net income	$6,844	$13,190

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars)

	2014	2013
Net Income	$6,844	$13,190

Components of other comprehensive income / (loss):
Unrealized gains / (losses) on available-for-sale investment securities arising during period (net of $1,530 and $2,566 tax, respectively)	2,874	(4,691)
Reclassification adjustment for net investment securities gains realized in earnings (net of $456 and $861 tax, respectively)	(885)	(1,671)
Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity	(129)	(126)

Total other comprehensive income / (loss)	1,860	(6,488)

Comprehensive income	$8,704	$6,702

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Shareholders’ Equity

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at January 1, 2013	$369	$366,642	$39,427	$7,198	$413,636
Net income	—	—	13,190	—	13,190
Change in accumulated other comprehensive income	—	—	—	(6,488)	(6,488)
Stock-based compensation expense	—	3,497	—	—	3,497

Balance at December 31, 2013	369	370,139	52,617	710	423,835

Net income	—	—	6,844	—	6,844
Change in accumulated other comprehensive income	—	—	—	1,860	1,860
Stock-based compensation expense	—	2,531	—	—	2,531

Balance at December 31, 2014	$369	$372,670	$59,461	$2,570	$435,070

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars)

	2014	2013
Cash flows from operating activities
Net income	$6,844	$13,190
Adjustments to reconcile net income to cash provided by operating activities:
Net amortization/accretion of premiums and discounts	(44,196)	(55,731)
Provision for credit losses	8,954	(1,206)
Other real estate owned and repossession losses, net	3,162	4,715
Stock-based compensation expense	2,531	3,497
Deferred income tax benefit	(21,782)	(17,305)
Depreciation, amortization and accretion	3,545	3,109
Gain on acquisitions	(2,278)	—
Securities gains, net	(1,341)	(2,532)
Net change in loans held for sale	(14)	22,179
Net change in FDIC loss share receivable	73,803	128,133
Increase in cash surrender value of bank owned life insurance	(607)	(1,437)
Net change in other assets	2,232	(14,420)
Net change in other liabilities	(8,055)	23,025

Net cash provided by operating activities	22,798	105,217

Cash flows from investing activities
Net change in loans held for investment (originations, net of principal repayments)	(375,578)	(317,407)
Purchases of investment securities available-for-sale	(117,578)	(225,698)
Proceeds from maturities and calls of investment securities available-for-sale	78,784	99,950
Proceeds from sales of investment securities available-for-sale	109,552	44,272
Proceeds from calls and maturities of investment securities held-to-maturity	3,253	1,472
Purchases of investment securities held-to-maturity	(10,871)	(10,940)
Purchases of premises and equipment	(1,907)	(3,667)
Disposals of premises and equipment	1,620	2,500
Other adjustments in other real estate owned	5,928	15,734
Proceeds from sales of other real estate owned	40,935	91,857
Net cash acquired from acquisitions	74,891	201,313

Net cash used in investing activities	(190,971)	(100,614)

Cash flows from financing activities
Net change in deposits	174,058	12,979
Proceeds from other borrowings	70,000	215,000
Repayment of other borrowings	(89,000)	(230,000)

Net cash provided by (used in) financing activities	155,058	(2,021)

Change in cash and due from banks	(13,115)	2,582
Beginning of period	217,071	214,489

End of period	$203,956	$217,071

Supplemental disclosure of cash flow information
Transfers of loans to other real estate owned	$15,322	$37,273
Cash paid for interest	14,187	13,516
Cash paid for income taxes	18,544	15,742
Change in unrealized gain on investment securities available-for-sale	3,062	(9,788)

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

1.	Summary of Significant Accounting Policies and Nature of Business

Community & Southern Holdings, Inc. (the “Company”), headquartered in Atlanta, Georgia, is a registered bank holding company with two banking subsidiaries: Community & Southern Bank (“CSB”) which operates branches throughout the Atlanta, Georgia metro area and northern Georgia and Community & Southern Risk Management, Inc. (“CSB Risk Management”) a captive insurance company established with the specific objective of insuring risks for the Company and a group of member banks. CSB is the parent company of CSB Investments, Inc. (“CSB Investments”) and was formerly the parent of, Acru Wealth, LLC (“Acru”). CSB Investments is a Nevada corporation which owns all of the investment securities of the Company. Acru was a Georgia limited liability company acquired on July 20, 2012 in connection with the acquisition of First Cherokee State Bank (“FCSB”) and dissolved on May 7, 2014. The Company was organized on September 18, 2009, as a Delaware corporation, with no activity until January 29, 2010. CSB was organized as a Georgia-state chartered bank and opened on January 29, 2010. As used herein, “the Company” refers to Community & Southern Holdings, Inc., except where the context requires otherwise.

Nature of Business

CSB offers full-service banking services designed to meet the needs of retail and commercial customers in the markets in which it operates, with a focus on the resolution of assets acquired from the Federal Deposit Insurance Corporation (“FDIC”). The services offered include transaction and savings deposit accounts, commercial and consumer lending, asset management and full-service investment securities brokerage through a third-party provider and other activities related to commercial banking. Acru historically provided insurance products, trust services and access to various other investment products and services through non-bank affiliated, registered third parties. During 2013, the Company discontinued offering these products and services through Acru and transferred all custody accounts to an outside third party in early 2014. The Company and CSB are subject to the regulations of certain federal and state agencies and are periodically examined by those regulatory agencies.

Basis of Presentation and Consolidation

The accounting and reporting policies of the Company and its subsidiaries are in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and also conform to general industry practices. All intercompany accounts and transactions have been eliminated in consolidation. Assets and liabilities of purchased companies are stated at estimated fair values at the date of acquisition. Results of operations of companies purchased are included from the date of acquisition. Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change include:

•	Determination of the allowance for loan losses (“ALL”), reserve for unfunded lending commitments, and provision for credit losses

•	Income taxes, including tax provisions and realization of deferred tax assets

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

•	Determination of fair values of acquired assets and liabilities

•	Loss estimates related to acquired loans and other real estate owned (“OREO”)

•	Goodwill and other intangible assets, including assessment of impairment

•	Valuation of OREO

Cash and Due from Banks

Cash and due from banks includes cash on hand, interest-bearing demand deposits in other banks and amounts due from banks. Cash on hand is defined as having maturities of three months or less, and accordingly, the carrying amount of these instruments is deemed to approximate fair value.

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements.

Investment Securities

The Company classifies debt and equity investment securities into three categories: trading, held-to-maturity and available-for-sale.

Management determines the appropriate classification of investment securities at the time of purchase. Debt investment securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the investment securities to maturity. Held-to-maturity investment securities are carried at amortized cost.

Investment securities classified as trading are held principally for resale in the near term and are recorded at fair value. Gains or losses, either unrealized or realized, are reported in noninterest income. At December 31, 2014 and 2013, the Company had no investment securities classified as trading.

Investment securities not classified as either held-to-maturity or trading are classified as available-for-sale. Investment securities available-for-sale are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive income in the Consolidated Statements of Comprehensive Income.

The amortized cost of debt investment securities classified as either held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is considered an adjustment to yield on the security and included in interest income from investments. Interest and dividends are included in interest and dividends on investment securities in the Consolidated Statements of Income.

Gains and losses realized from the sales of investment securities are determined by specific identification and are included in noninterest income. Available-for-sale and held-to-maturity investment securities are reviewed quarterly for potential impairment. The Company determines whether it has the intent to sell a debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis. If either condition is met, the Company will recognize an impairment loss necessary to reduce the carrying value of the debt security to fair value. For all other debt investment securities for which the Company does not expect to recover the entire amortized cost basis of the security and do not meet either condition, an other-than-temporary loss is considered to have occurred and the Company records the credit loss portion of impairment in earnings and the impairment related to all other factors in other comprehensive income/(loss).

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Loans Held for Sale

Loans held for sale represent mortgage loans originated or acquired by the Company with the intent to sell and are measured at the lower of cost or fair value.

Loans Held for Investment

Loans held for investment are reported at the principal amount outstanding, net of the allowance for loan losses, net of deferred loan fees and costs, and any discounts received or premiums paid on purchased non-impaired loans. Deferred fees, costs, discounts and premiums are amortized over the estimated life of the loan primarily using the effective interest method. Interest income on loans is recognized as earned and is computed using the effective interest method. The Company does not anticipate prepayments in applying the interest method.

Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Loans are placed on non-accrual status when it becomes probable that interest is not fully collectible, generally when the loan becomes 90 days past due. Once loans are placed on non-accrual status, previously accrued but unpaid interest is reversed from interest income, and the accrual of interest income is suspended. Future payments received are applied to the principal balance of the loan. If and when borrowers demonstrate the sustained ability to repay such loans in accordance with the loan’s contractual terms of a loan, the loan may be returned to accrual status. Loans which become 90 days past due are reviewed for collectability of principal. Principal amounts deemed uncollectible are charged off against the ALL (unless such loans are in the process of modification, collection through repossession, or foreclosure.)

Purchased Credit-Impaired Loans

Purchased credit-impaired (“PCI”) loans are those loans acquired with evidence of deterioration of credit quality since origination for which it is probable, at acquisition, that the Company will be unable to collect all contractually required payments receivable. The Company groups PCI loans into pools based upon common risk characteristics and periodically re-estimates expected cash flows. Estimated fair values for acquired loans are based upon a discounted cash flows methodology that considers various factors including the type of loan, collateral, credit quality, fixed or variable interest rate, historical payment performance, term of loan and whether or not the loan was amortizing, and a discount rate reflecting effective yield of the pool.

Interest income on PCI loans is recognized through accretion of the difference between the recorded investment of the loan pool and the gross expected cash flows, from such pool, on a level-yield basis over the loans’ estimated life. For loan pools where the recorded investment has been fully recovered, income is recognized as cash is received utilizing the cost recovery method. PCI loans accounted for within a pool are excluded from being classified as non-accrual when the Company can reasonably estimate cash flows.

Impaired Loans

The Company considers a loan to be impaired when, based upon current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management reviews all impaired loans individually to determine if a specific allowance based upon the borrower’s overall financial condition, resources and payment record, support from guarantors and the realizable value of any collateral is necessary. Specific allowances are based upon discounted cash flows using a loan’s initial effective interest rate or the net realizable value of the collateral for collateral-dependent loans. If the recorded investment in the impaired loan exceeds its fair value, a valuation allowance is required as a component of the ALL. Interest income on impaired loans is recorded on a cash basis once the loan’s principal has been fully recovered.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Troubled Debt Restructurings

A restructuring of debt constitutes a troubled debt restructuring (“TDR”) if the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to a borrower that it would not otherwise consider. Concessions granted generally involve forgiving or forbearing a portion of interest or principal on any loans or making loans at a rate that is less than that of market rates. Prior to modifying a borrower’s loan terms, the Company performs an evaluation of the borrower’s financial condition and ability to service under the potential modified loan terms. If a loan is accruing at the time of modification, the loan remains on accrual status and is subject to the Company’s charge-off and non-accrual policies. If a loan is on non-accrual before it is determined to be a TDR, then the loan remains on non-accrual. TDRs may be returned to accrual status if there has been a sustained period of repayment performance by the borrower. Generally, however, once a loan becomes a TDR, it is probable that the loan will be reported as a TDR for the life of the loan. TDRs are considered by the Company to be impaired loans.

Modified PCI loans accounted for within a pool are not subject to TDR guidance and are not removed from the pool even if the modification would otherwise be considered a TDR. PCI loans accounted for individually continue to be subject to the TDR reporting provisions.

Allowance for Loan Losses (Excluding PCI Loans)

The allowance for loan losses (“ALL”) represents management’s estimate of probable and reasonably estimable credit losses incurred in loans held for investment as of the balance sheet date. The estimate of the ALL is based upon management’s evaluation of the loan portfolio including such factors as past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current market and economic conditions, borrower’s payment status, internal credit risk ratings and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Loans are charged off when management believes that the ultimate collectability of the loan is unlikely. Allocation of the ALL may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, is deemed to be uncollectible. The ALL is increased by provisions charged to expense and decreased by actual charge-offs, net of recoveries.

The ALL adequacy assessment begins with a process of estimating probable and reasonably estimable credit losses incurred within the loan portfolio. These estimates are established by category and based upon the Company’s internal system of credit risk ratings and historical loss data. The estimate of probable and reasonably estimable credit losses incurred within the loan portfolio may then be adjusted for management’s estimate of additional probable and reasonably estimable credit losses as a result of specific credit exposures, trends in delinquent and nonaccrual loans, as well as other factors such as prevailing economic conditions, lending strategies, and other influencing factors. For acquired loans that do not meet the definition of PCI loans, an allowance is recorded once estimated credit losses exceed the remaining unamortized purchase discount.

Allowance for Purchased Credit-Impaired Loan Losses

The Company also maintains an ALL on PCI loans. To determine the allowance for PCI loans, the Company periodically re-estimates cash flows expected to be collected on these loans. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change in future periods. A decline in gross expected cash flows for a pool of loans results in impairment and is recorded

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

through a charge to provision for credit losses during the period. Improvement in gross expected cash flows for a pool of loans, once any previously recorded impairment is recaptured, is recognized prospectively as an adjustment to the yield on the loans in the pool. Charge-offs on PCI loans are first applied against any remaining purchase discount until such discount is exhausted. Subsequent charge-offs are applied to the ALL.

Reserve for Unfunded Lending Commitments

The Company also estimates probable and reasonably estimable credit losses related to unfunded lending commitments, such as letters of credit and binding unfunded loan commitments. Unfunded lending commitments are analyzed and segregated by risk similar to funded loans based upon the Company’s internal credit risk ratings. These risk classifications, in combination with an analysis of historical loss experience, existing economic conditions, and any other pertinent information, result in the estimation of the reserve for unfunded lending commitments. The unfunded commitment reserve is reported in the Consolidated Balance Sheet within other liabilities while the change in the reserve is reported within the provision for credit losses for originated loans within the Consolidated Statements of Income.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed by the straight-line method and are expensed over the estimated useful lives of the assets, which range from 20 to 50 years for premises and 3 to 10 years for furniture, software and equipment. Leasehold improvements are amortized over the terms of the respective leases or the useful lives of the improvements, whichever is shorter. Gains and losses on dispositions are recorded in other noninterest income. Premises and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Maintenance and repairs are charged to occupancy and equipment expense as incurred.

OREO

OREO includes assets that have been acquired in satisfaction of debt through foreclosure. OREO is recorded at the lower of cost or fair value, minus estimated costs to sell. Subsequent to foreclosure, losses resulting from the periodic revaluation of the property are charged to net income and a new carrying value is established. Any gains or losses realized at the time of disposal are reflected in the Consolidated Statements of Income.

FDIC Loss Share Receivable

The FDIC loss share receivable results from loss share agreements in FDIC-assisted transactions which are measured separately from the related covered assets as they are not contractually embedded in those assets and are not transferable should the Company choose to dispose of the covered assets. The FDIC loss share receivable represents expected reimbursements from the FDIC for losses on covered assets.

Pursuant to the terms of the loss share agreements, covered assets are subject to stated loss thresholds or loss tranches, as outlined in each loss share agreement, whereby the FDIC will reimburse the Company for certain losses in accordance with each respective loss share agreement. The Company will reimburse the FDIC for its share of recoveries with respect to losses for which the FDIC paid the Company a reimbursement under the loss share agreement. The FDIC’s obligation to reimburse the Company for losses with respect to covered assets begins with the first dollar of loss incurred.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

The FDIC loss share receivable was recorded at its estimated fair value at the time each FDIC-assisted transaction was consummated. Subsequent accounting for the FDIC loss share receivable is closely related to the accounting for the underlying, covered assets and is recorded as an indemnification asset under the guidance for identifiable assets and liabilities acquired in a business combination. The Company re-estimates the gross expected indemnification asset cash flows in conjunction with the periodic re-estimation of cash flows on covered loans accounted for under the guidance related to acquired loans with deteriorated credit quality. Improvements in cash flow expectations on covered loans generally result in a related decline in the expected indemnification cash flows. The resultant decrease in the value of the FDIC loss share receivable is reflected as an adjustment to its level-yield basis amortization over the lesser of the contractual term of the indemnification agreement and the remaining life of the indemnified assets. Conversely, declines in gross cash flow expectations on covered loans generally result in an increase in expected indemnification cash flows. The resultant increase in the value of the FDIC loss share receivable is reflected immediately in earnings to the extent that a previously recorded valuation allowance is reversed; otherwise, the increase in the value of the FDIC loss share receivable is reflected as an adjustment to its level-yield basis amortization over the lesser of the contractual term of the indemnification agreement and the remaining life of the indemnified assets.

For covered OREO, additional FDIC loss share receivable may be established as subsequent write-downs to OREO occur or as gains and losses on sales of OREO are recognized.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortized but tested for impairment on an annual basis, or more often, if events or circumstances indicate there may be impairment. Goodwill impairment exists when a reporting unit’s carrying value of goodwill exceeds its implied fair value, which is determined through a two-step impairment test. Authoritative guidance governing the testing of indefinite lived intangible assets for impairment allows the option to first assess Goodwill by utilizing qualitative factors in determining if it is more likely than not that carrying value exceeds fair value. If, through this analysis, it is determined that it is more likely than not that carrying value exceeds fair value, then the next step, referred to as Step 1, requires estimation of the fair value of the reporting unit. If the fair value of the reporting unit exceeds its carrying value, no further testing is required. If the carrying value exceeds the fair value, further analysis is required to determine whether an impairment charge must be recorded based upon the implied fair value of goodwill and, if so, the amount of such charge. A qualitative assessment was performed on the Company’s one reporting unit as of September 30, 2014. Qualitative factors indicated that it was more likely than not that the fair value of the Company’s goodwill exceeded its carrying value. As such, Step 1 testing was not required. Additionally, no triggering events were identified since the analysis was performed on September 30, 2014.

As a result of the Company’s acquisitions, identifiable intangible assets were recorded representing the estimated value of core deposits assumed. The Company amortizes the intangible assets ratably over their estimated useful lives. All intangible assets are periodically reviewed for reasonableness and are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Bank Owned Life Insurance

Bank Owned Life Insurance (“BOLI”) is long-term life insurance on the lives of certain employees where the insurance policy benefits and ownership are retained by the employer. To date, the Company has purchased life insurance policies on certain senior officers. BOLI is recorded at the cash surrender value that can be adjusted for charges due at settlement at the balance sheet date. The cash value accumulation on BOLI is permanently tax deferred if the policy is held to the insured person’s death.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Other Assets

Other assets include investments in the Federal Home Loan Bank of Atlanta (“FHLBA”) stock, prepaid expenses, net tax assets (current and deferred), and accrued interest receivable. The FHLBA requires member banks to purchase stock as a condition of membership and other criteria including the amount of advances outstanding. FHLBA stock is generally redeemable based upon guidelines established by the issuing bank. The investments in FHLBA stock are reported at cost and evaluated for impairment based upon the ultimate recoverability of the par value. Prepaid expenses are payments made by the Company for services to be received in the near future. While the Company initially records these as assets, their value is expensed, as incurred, when the benefit is received. Accrued interest represents the interest that has been earned from a borrowers’ loan or investment securities but not yet received.

Other Liabilities

Other liabilities include the FDIC clawback liability, the unfunded commitment reserve, accrued interest on deposits and other payables. The FDIC clawback liability represents a reimbursement the Company may be required to pay the FDIC if actual losses are less than certain thresholds established in each loss share agreement. Accrued interest on deposits represents interest that has been earned and payable to depositors. Other payables are expenses incurred by the Company for services received that will be paid in the near future.

Income Taxes

Income tax expense is based upon income before income taxes and generally differs from income taxes paid due to deferred income taxes and benefits arising from income and expenses being recognized in different periods for financial and income tax reporting purposes, as well as permanent differences, such as gains on acquisitions. The Company uses the asset and liability method to account for deferred income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the income tax basis of the Company’s assets and liabilities at the effective rates expected to be in effect when such amounts are realized or settled. The Company evaluates the realization of deferred tax assets based upon all positive and negative evidence available at the balance sheet date. Realization of deferred tax assets is based upon the Company’s judgments, including taxable income within any applicable carryback periods, future projected taxable income, reversal of taxable temporary differences and other tax-planning strategies to maximize realization of the deferred tax assets. A valuation allowance is recognized for a deferred tax asset if, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the income tax provision or benefit, the Company evaluates the technical merits of its income tax positions based upon current legislative, judicial and regulatory guidance.

The Company continually monitors and evaluates the potential impact of current events on the estimates used to establish income tax expense and income tax liabilities. The Company and its subsidiary file a consolidated federal income tax return and separate state income tax returns based upon current tax law, positions taken by various tax auditors within the jurisdictions that the Company is required to file income tax returns, as well as potential or pending audits or assessments by such tax auditors. If the Company incurs interest and/or penalties related to income tax matters it will report them as a part of income tax expense.

Pension Accounting

The Company maintains an unfunded, noncontributory, nonqualified supplemental executive retirement plan (“SERP”) that covers key executives. The plan provides defined benefits based upon a fixed cash benefits

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

schedule. The Company adopted authoritative guidance for employers’ accounting for pensions which require accounting for the SERP using the actuarial model and requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on the Consolidated Balance Sheets.

Other Comprehensive Income

Other comprehensive income is defined as the change in shareholders’ equity during the period from transactions and other events and circumstances from nonowner sources. Accumulated other comprehensive income includes the reclassification for realized gains and losses from investment securities sales during the period, the unrealized holding gains and losses from investment securities available-for-sale and the amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity.

Stock-based Compensation

The Company grants stock options and other equity awards to purchase its common stock to certain key officers/employees and directors. Stock options are for a fixed number of shares with an exercise price equal to the fair value of the shares at the grant date. Stock-based compensation expense is recognized in the Consolidated Statements of Income on a straight-line basis over the vesting period. In addition, the Company estimates the number of awards for which vesting is probable and adjusts compensation cost accordingly. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise. At the time that stock-based awards are exercised, cancelled, or expire, the Company may be required to recognize an adjustment to income tax expense.

Fair Values

US GAAP requires the use of fair values in determining the carrying values of certain assets and liabilities, as well as for specific disclosures. Fair value is defined as the exit price that would be received to sell an asset or transfer a liability in an orderly transaction between willing market participants at the measurement date. When determining the fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which those assets or liabilities are sold and considers assumptions that market participants would use when pricing those assets or liabilities.

Individual fair value estimates are classified on a three-tiered scale based upon the relative reliability of the inputs used in the valuation. Fair values determined using Level 1 inputs rely on active and observable markets to price identical assets or liabilities. In situations where identical assets and liabilities are not traded in active markets, fair values may be determined based upon Level 2 inputs, which are used when observable data exists for similar assets and liabilities. Fair values for assets and liabilities that are not actively traded in observable markets are based upon Level 3 inputs, which are considered to be unobservable. Certain financial assets and liabilities are eligible for measurement at fair value with changes in fair value recognized in the income statements each period. Upon inception, the Company elected not to measure any assets and liabilities at fair value other than those otherwise required to be measured at fair value.

Acquisitions

The Company applies the acquisition method of accounting for all business combinations. The acquirer is the entity that obtains control of one or more businesses in the business combination and the acquisition date is the date the acquirer achieved control. The acquirer recognizes the fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree at the acquisition date. If the fair value of assets purchased exceeded the fair value of liabilities assumed, it results in a “gain on acquisition”. If the consideration given

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

exceeds the fair value of the net assets received, goodwill is recognized. Generally, fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available (the “measurement period”). During the measurement period, the Company may recognize adjustments to the initial amounts recorded as if the accounting for the business combination had been completed at the acquisition date. Adjustments are typically recorded as a result of new information received after the acquisition date that is necessary to identify and measure identifiable assets acquired and liabilities assumed. In many cases, the determination of acquisition-date fair values requires management to make estimates about discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and subject to change.

The following is a description of the methods used to determine the fair values of significant assets and liabilities acquired:

Cash and Due from Banks

The carrying amount of these assets is expected to reasonably approximate fair value given the short-term nature of the assets.

Federal Funds Sold

The carrying amount of federal funds sold is expected to reasonably approximate fair value based upon the short-term nature of the asset.

Investment Securities Available-for-sale

The fair value of investment securities is determined by quoted market prices at the time of acquisition.

Loans

The fair value of acquired loans is estimated upon a discounted cash flow methodology that considered factors including the type of loans and related collateral, classification status, fixed or variable interest rate, loan term, whether or not the loan was amortizing, and a market discount rate reflecting risks inherent in the acquired loans, including potential prepayments. The fair value of acquired loans includes both a rate-based valuation mark, representing the carrying value of discount required to establish the appropriate effective yield for acquired loans, as well as a credit-based valuation mark representing the valuation adjustment applied to acquired loans related to credit loss assumptions.

Other Real Estate Owned

The fair value of other real estate owned is estimated based upon the value that management expects to receive when the property is sold, net of related costs of disposal.

Core Deposit Intangibles

The fair value of core deposit intangibles is estimated based upon a discounted cash flow methodology that gave appropriate consideration to expected customer attrition rates, cost of the deposit base, and the net maintenance cost attributable to customer deposits.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Premises and Equipment

The fair value of premises and equipment is estimated based upon independent appraisals.

Other Assets

Other assets generally include accrued interest that has been earned on borrowers’ loans or investment securities not yet received and prepaid expenses. The carrying value of these assets is expected to reasonably approximate fair value.

Deposits

The fair values used for the noninterest-bearing deposits that comprise the transactions accounts acquired closely approximate the amount payable on demand at the acquisition date and thus reasonably approximate fair value. The fair value of interest-bearing deposits is estimated based upon a discounted cash flow methodology. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are temporary differences between the carrying amount of an asset or a liability recognized in the Consolidated Balance Sheets and the related tax basis for the asset or liability using enacted tax rates in effect for the year in which the difference are expected to be recovered.

Other Liabilities

Other liabilities generally include accrued interest on deposit accounts and additional accounts held in escrow. The carrying value of these liabilities is expected to reasonably approximate fair value.

Operating Segments

Accounting standards require that information be reported about a company’s operating segments using a “management approach.” Reportable segments are identified in these standards as those revenue-producing components for which separate financial information is produced internally and which are subject to evaluation by the chief operating decision maker. While the chief operating decision maker monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The ASU requires companies to present information about reclassification adjustments from accumulated other comprehensive income in a single note or on the face of the financial statements. Additionally, companies are to disclose, by component, reclassifications out of accumulated other comprehensive income and their effects on the respective line items on net income and other disclosures currently required under U.S. GAAP. The ASU is effective prospectively for fiscal years beginning on or after December 15, 2012. The adoption of this ASU did not have a material impact on the Company’s financial condition or results of operations.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

In January 2014, the FASB issued ASU 2014-01, Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects. The ASU permits reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). The ASU should be applied retrospectively to all periods presented. A reporting entity that uses the effective yield method to account for its investments in qualified affordable housing projects before the date of adoption may continue to apply the effective yield method for those preexisting investments. The ASU is effective for annual periods beginning after December 15, 2014. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on the Company’s financial condition or results of operations.

In January 2014, the FASB issued ASU 2014-04, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The ASU clarifies that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the ASU requires annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. This ASU is effective for fiscal periods beginning after December 15, 2014. This ASU is not expected to have a material impact on the Company’s financial condition or results of operations.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The ASU provides a five-step revenue recognition model for all revenue arising from contracts with customer and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are included in the scope of other standards). The ASU requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. This ASU is effective for annual reporting periods beginning after December 15, 2016. The Company is evaluating the effect of adopting this ASU, but does not expect the adoption of this guidance to have a material impact on the Company’s financial condition or results of operations.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The ASU makes amendments to the current guidance on accounting for certain repurchase agreements and expands disclosure requirements for certain transfers of financial assets accounted for as sales or as secured borrowings. The accounting changes in this ASU are effective for annual reporting periods beginning after December 15, 2014. The Company is evaluating the effect of adopting this ASU, but does not expect the adoption of this ASU to have a material impact on the Company’s financial condition or results of operations.

In August 2014, the FASB issued ASU 2014-14, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Classification of Certain Government-Guaranteed Mortgage Loans Upon Foreclosure – a consensus of the FASB Emerging Issues Task Force. This ASU reduces diversity in practice with regards to the classification of foreclosed mortgage loans that are fully or partially guaranteed under government programs.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Greater consistency in classification of such mortgage loans upon foreclosure is expected to provide more decision-useful information about a creditor’s foreclosed mortgage loans that are expected to be recovered, at least in part, through government guarantees. This ASU is effective for annual periods beginning after December 15, 2014 with earlier adoption permitted for companies which have already adopted the ASU. This ASU is not expected to have a significant impact on the Company’s financial conditions or results of operations.

2.	Acquisitions

Verity Capital Group

On April 16, 2014, the Company acquired 100% of the outstanding shares of Verity Capital Group (“Verity”), a bank holding company headquartered in Winder, Georgia, for cash consideration of $27,243. The acquisition provided the Company with an opportunity to expand its banking presence in Northeast Georgia.

Upon consummation of the acquisition, Verity was merged with and into the Company, with the Company as the surviving entity in the merger. Shortly thereafter, Verity’s wholly-owned banking subsidiary, Verity Bank, was also merged with and into CSB. Verity Bank had a total of two banking locations located in northeast Georgia. The table below presents a summary of the assets acquired and liabilities assumed as a result of the Verity acquisition:

	Carrying Value Acquired	Purchase Adjustments	As Recorded by CSB
Assets
Cash and due from banks	$13,846	$—	$13,846
Investment securities	28,044	61	28,105
Loans, net	111,661	(987)	110,674
Premises and equipment	4,514	(311)	4,203
Intangible assets	—	1,871	1,871
Deferred tax assets	1,463	(116)	1,347
Other assets	2,511	(372)	2,139

Total assets acquired	$162,039	$146	$162,185

Liabilities
Deposits
Noninterest-bearing	$12,966	$—	$12,966
Interest-bearing	128,585	98	128,683

Total deposits	141,551	98	141,649
Other liabilities	279	—	279

Total liabilities assumed	$141,830	$98	$141,928

Net identifiable assets acquired			$20,257
Cash consideration transferred to Verity			27,243

Goodwill			$6,986

The acquisition of Verity resulted in the recognition of $6,986 in goodwill, none of which is deductible for tax purposes. The goodwill arose primarily as a result of the expected synergies from combining the operations of Verity with the Company.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

The loans acquired had gross contractual amounts receivable of $136,626. At the acquisition date, the Company’s current estimate of expected cash flows to be collected was $131,297.

Eastside Commercial Bank

On July 18, 2014, Eastside Commercial Bank (“Eastside”) was placed into receivership with the FDIC upon its closure by the Georgia Department of Banking and Finance. CSB purchased certain assets (primarily performing loans) and assumed substantially all of the deposits of Eastside from the FDIC, as Receiver of Eastside, in order to expand CSB’s banking presence in Georgia. CSB did not enter into any loss sharing agreement with the FDIC in connection with the Eastside transaction. Eastside operated two commercial banking branches in northeast Georgia. The table below presents a summary of the assets and liabilities purchased in the Eastside acquisition:

	As Recorded by Eastside	Assets Received from FDIC	Purchase Adjustments	As Recorded by CSB
Assets
Cash and due from banks	$26,694	$69,591	$—	$96,285
Due from / (to) FDIC	—	—	—	—
Investment securities	13,903	—	(89)	13,814
Loans, net	52,747	—	(2,039)	50,708
Premises and equipment	76	—	(52)	24
Intangible assets	—	—	784	784
Other assets	439	—	—	439

Total assets acquired	$93,859	$69,591	$(1,396)	$162,054

Liabilities
Deposits
Noninterest-bearing	$45,270	$—	$—	$45,270
Interest-bearing	112,835	—	—	112,835

Total deposits	158,105	—	—	158,105
Deferred tax liability	—	—	1,450	1,450
Other liabilities	221	—	—	221

Total liabilities assumed	$158,326	$—	$1,450	$159,776

Excess of assets assumed over liabilities acquired	$(64,467)	$69,591	$(2,846)

Gain on acquisition of Eastside				$2,278

The acquisition of Eastside resulted in a bargain purchase gain of $2,278, which is included in “gain on acquisition” within the Consolidated Statements of Income. The gain represents the excess of the estimated fair value of the assets acquired (including cash payments received from the FDIC) over the estimated fair value of the liabilities assumed and is influenced significantly by the FDIC-assisted transaction process.

The loans acquired had gross contractual amounts receivable of $56,505. At the acquisition date, CSB’s current estimate of expected cash flows to be collected was $55,189.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Alliance Bancshares, Inc.

On August 20, 2014, CSB acquired 100% of the outstanding shares of Alliance Bancshares (“Alliance”), a bank holding company headquartered in Dalton, Georgia, for cash consideration of $20,943. The acquisition provided CSB with an opportunity to expand its banking presence in Northwest Georgia.

Upon consummation of the acquisition, Alliance was merged with and into the Company, with CSB as the surviving entity in the merger. Shortly thereafter, Alliance’s wholly-owned banking subsidiary, Alliance National Bank, was also merged with and into CSB. Alliance National Bank had a total of two banking locations located in Northwest Georgia.

The table below presents a summary of the assets acquired and liabilities assumed as a result of the Alliance acquisition:

	Carrying Value Acquired	Purchase Adjustments	As Recorded by CSB
Assets
Cash and due from banks	$12,947	$—	$12,947
Investment securities	38,983	242	39,225
Loans, net	92,783	(2,705)	90,078
Other real estate owned	2,202	(929)	1,273
Premises and equipment	2,814	148	2,962
Intangible assets	—	1,375	1,375
Deferred tax assets	2,585	900	3,485
Other assets	3,567	13	3,580

Total assets acquired	$155,881	$(956)	$154,925

Liabilities
Deposits
Noninterest-bearing	$21,557	$—	$21,557
Interest-bearing	100,703	—	100,703

Total deposits	122,260	—	122,260
Other borrowings	4,000	—	4,000
Other liabilities	12,080	—	12,080

Total liabilities assumed	$138,340	$—	$138,340

Net identifiable assets acquired			$16,585
Cash consideration transferred to Alliance			20,943

Goodwill			$4,358

The acquisition of Alliance resulted in the recognition of $4,358 in goodwill, none of which is deductible for tax purposes. The goodwill arose primarily as a result of the expected synergies from combining the operations of Alliance with CSB.

The loans acquired had gross contractual amounts receivable of $105,900. At the acquisition date, CSB’s current estimate of expected cash flows to be collected was $100,924.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Essex Bank

On November 8, 2013, CSB purchased Essex Bank’s (“Essex”) Georgia banking franchise, which was comprised of four bank branches located in Loganville, Snellville, Grayson and Covington, Georgia, for cash consideration of $2,569. The purchase provided CSB with an opportunity to expand its banking presence in Georgia.

The table below presents a summary of the assets and liabilities purchased from Essex:

	Carrying Value Acquired	Purchase Adjustments	As Recorded by CSB
Assets
Cash and due from banks	$187,940	$—	$187,940
Premises and equipment	5,174	(43)	5,131
Intangible assets	—	1,214	1,214
Other assets	191	—	191

Total assets acquired	$193,305	$1,171	$194,476

Liabilities
Deposits
Noninterest-bearing	$15,869	$—	$15,869
Interest-bearing	177,301	192	177,493

Total deposits	193,170	192	193,362
Other liabilities	135	—	135

Total liabilities assumed	$193,305	$192	$193,497

Net identifiable assets acquired			$979
Cash consideration transferred to Essex			2,569

Goodwill			$1,590

The acquisition of the Essex branches resulted in the recognition of $1,590 in goodwill, which is fully deductible for tax purposes. The goodwill arose primarily as a result of the expected synergies from combining the operations of the Essex branches with the Company.

Acquisitions Prior to 2013

Prior to 2013, CSB acquired seven financial institutions in FDIC-assisted transactions. In conjunction with these FDIC-assisted acquisitions, the Company entered into loss share agreements with the FDIC such that CSB and the FDIC will share in the losses on assets covered under the loss share agreements until the agreements expire as discussed below.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

The loss share agreements applicable to single family residential mortgage loans and related foreclosed assets (the “single family” assets) provide for FDIC loss sharing and CSB’s reimbursement to the FDIC for recoveries of covered losses for ten years from the date on which each applicable loss share agreement was entered. The loss share agreements applicable to commercial loans and related foreclosed assets (the “non-single family” assets) provide for FDIC loss sharing for five years from the date on which each applicable loss share agreement was entered and CSB’s reimbursement to the FDIC for recoveries of covered losses for an additional three years thereafter. The following table provides additional information about the timing and nature of the FDIC-assisted acquisitions completed prior to 2013:

Financial Institution Acquired	Loss Share Agreement Type	Date Acquired
First National Bank of Georgia (“FNBGA”)	Single Family & Non-Single Family	January 29, 2010
Appalachain Community Bank (“ACB”)	Single Family & Non-Single Family	March 19, 2010
Bank of Ellijay (“BOE”)	Single Family & Non-Single Family	September 17, 2010
The Peoples Bank (“TPB”)	Single Family & Non-Single Family	September 17, 2010
First Commerce Community Bank (“FCCB”)	Single Family & Non-Single Family	September 17, 2010
Georgia Trust Bank (“GTB”)	Non-Single Family	July 20, 2012
First Cherokee State Bank (“FCSB”)	Non-Single Family	July 20, 2012

3.	Investment Securities

The aggregate values of investment securities at December 31, 2014 and 2013 along with unrealized gains and losses determined on an individual security basis are as follows:

	Held-to-Maturity As of December 31, 2014				Available-for-Sale As of December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government	$—	$—	$—	$—	$39,822	$89	$745	$39,166
Certificates of deposit	17,974	39	98	17,915	—	—	—	—
FNMA, GNMA and FHLMC mortgage-backed securities	—	—	—	—	208,915	3,608	547	211,976
Asset backed securities	—	—	—	—	18,791	3	72	18,722
Collateralized mortgage obligations	—	—	—	—	142,107	1,430	827	142,710
State, county and municipal	64,929	3,643	27	68,545	7,016	99	3	7,112
Corporate bonds	—	—	—	—	21,255	206	86	21,375
Equity securities	—	—	—	—	3,822	—	—	3,822

Total investment securities	$82,903	$3,682	$125	$86,460	$441,728	$5,435	$2,280	$444,883

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

	Held-to-Maturity As of December 31, 2013				Available-for-Sale As of December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government	$—	$—	$—	$—	$30,120	$—	$1,750	$28,370
Certificates of deposit	10,777	4	174	10,607	—	—	—	—
FNMA, GNMA and FHLMC mortgage-backed securities	—	—	—	—	211,093	2,312	2,485	210,920
Asset backed securities	—	—	—	—	19,470	14	79	19,405
Collateralized mortgage obligations	—	—	—	—	157,002	2,606	559	159,049
State, county and municipal	64,903	2,394	377	66,920	—	—	—	—
Corporate bonds	—	—	—	—	15,069	268	235	15,102
Equity securities	—	—	—	—	191	—	—	191

Total investment securities	$75,680	$2,398	$551	$77,527	$432,945	$5,200	$5,108	$433,037

The following table provides contractual maturity information for investment securities as of December 31, 2014. Callable investment securities are assumed to mature on their earliest call date. Actual maturities may differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity As of December 31, 2014		Available-for-Sale As of December 31, 2014
	Cost	Fair Value	Cost	Fair Value
Maturing in
One year or less	$227	$227	$1,565	$1,575
One through five years	18,815	19,177	273,554	276,874
Five through ten years	48,631	51,024	150,049	149,833
Over ten years	15,230	16,032	12,738	12,779
Equity securities	—	—	3,822	3,822

Total investment securities	$82,903	$86,460	$441,728	$444,883

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

The following table provides information regarding investment securities with unrealized losses as of December 31, 2014 and 2013:

	As of December 31, 2014
	Less Than 12 Months			More Than 12 Months			Total
	Investment Positions	Fair Value	Unrealized Losses	Investment Positions	Fair Value	Unrealized Losses	Investment Positions	Fair Value	Unrealized Losses
U.S. government	10	$4,952	$15	5	$24,368	$730	15	$29,320	$745
Certificates of deposit	20	4,480	26	19	4,194	72	39	8,674	98
FNMA, GNMA and FHLMC mortgage-backed securities	1	10,167	35	9	36,944	512	10	47,111	547
Asset backed securities	3	10,211	35	1	4,825	37	4	15,036	72
Collateralized mortgage obligations	6	48,245	484	2	9,633	343	8	57,878	827
State, county and municipal	4	1,487	3	3	1,812	27	7	3,299	30
Corporate bonds	1	5,100	82	1	4,997	4	2	10,097	86

Total investment securities	45	$84,642	$680	40	$86,773	$1,725	85	$171,415	$2,405

	As of December 31, 2013
	Less Than 12 Months			More Than 12 Months			Total
	Investment Positions	Fair Value	Unrealized Losses	Investment Positions	Fair Value	Unrealized Losses	Investment Positions	Fair Value	Unrealized Losses
U.S. government	6	$28,370	$1,750	—	$—	$—	6	$28,370	$1,750
Certificates of deposit	45	9,770	174	—	—	—	45	9,770	174
FNMA, GNMA and FHLMC mortgage-backed securities	19	96,094	2,485		—	—	19	96,094	2,485
Asset backed securities	2	8,283	46	2	9,133	33	4	17,416	79
Collateralized mortgage obligations	5	25,552	176	1	8,231	383	6	33,783	559
State, county and municipal	19	12,490	321	1	666	56	20	13,156	377
Corporate bonds	2	9,850	235	—	—	—	2	9,850	235

Total investment securities	98	$190,409	$5,187	4	$18,030	$472	102	$208,439	$5,659

The Company held certain investment securities having unrealized loss positions. As of December 31, 2014, the Company did not intend to sell these investment securities nor was it more likely than not that the Company would be required to sell these investment securities before their anticipated recovery or maturity. The Company has reviewed its portfolio for OTTI in accordance with the accounting policies outlined in Note 1, “Summary of Significant Accounting Policies and Nature of Business”, to the Consolidated Financial Statements. Market changes in interest rates and credit spreads will result in temporary unrealized losses as the market price of investment securities fluctuates. As a result, the Company had no other-than-temporary impairment for the years ended December 31, 2014 and 2013.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

During the years ended December 31, 2014 and 2013, the Company had investment gross gains of $1,355 and $2,541 and investment losses of $14 and $9, respectively.

During the year ended December 31, 2011, the Company elected to transfer certain debt investment securities from its available-for-sale portfolio to its held-to-maturity portfolio. These transfers were made at fair value at the date of transfer and the unrealized holding gain of $898 at this date is retained in accumulated other comprehensive income. Such amounts are amortized as a yield adjustment over their remaining contractual life.

The Company had pledged held-to-maturity and available-for-sale investment securities having aggregate fair values of $27,981 and $304,489, respectively, at December 31, 2014 and $64,305 and $333,062, respectively, at December 31, 2013, to secure public funds on deposit and certain other borrowings, and for other purposes as required by law.

4.	Loans Held for Investment

Composition of Loan Portfolio

The Company engages in a full complement of lending activities, including real estate-related loans, construction loans, commercial & industrial loans, and consumer purpose loans within select markets in Georgia. While risk of loss in the Company’s portfolio is primarily tied to the credit quality of the various borrowers, risk of loss may increase due to factors beyond the Company’s control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in the real estate portfolio.

Construction loans include loans for the development of residential neighborhoods, construction of one-to-four family residential construction loans to builders, and commercial real estate construction loans, primarily for owner-occupied properties. Construction loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends upon the ultimate completion of the project and usually on the subsequent lease-up and/or sale of the property. The Company limits its construction lending risk through adherence to established underwriting procedures.

Commercial real estate loans include loans secured by owner-occupied commercial buildings for office, storage, retail, farmland, and warehouse space. They also include non-owner occupied commercial buildings such as leased retail and office space, multi-family properties, and senior housing developments. The primary risk associated with loans secured with income-producing property is the inability of that property to produce adequate cash flow to service the debt. High unemployment, generally weak economic conditions and/or an oversupply in the market may result in our customer having difficulty achieving adequate occupancy rates. Payments on such loans are often dependent on successful operation or management of the properties.

Commercial & industrial loans include both secured and unsecured loans for working capital, expansion, and other business purposes. Short-term working capital loans may be secured by non-real estate collateral such as accounts receivable, inventory, and/or equipment. The Company evaluates the financial strength, cash flow, management, credit history of the borrower and the quality of the collateral securing the loan. Repayment is primarily dependent on the ability of the borrower to achieve business results consistent with those projected at loan origination resulting in cash flow sufficient to service the debt. To the extent that a borrower’s business results are significantly unfavorable versus the original projections, the ability for the loan to be serviced on a basis consistent with the contractual terms may be at risk. The Company often requires personal guarantees and secondary sources of repayment on commercial & industrial loans.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Residential real estate loans generally represent permanent mortgage financing and are secured by residential properties. Residential real estate loans also include home equity lines of credit. Significant and rapid declines in real estate values can result in residential mortgage loan borrowers having debt levels in excess of the current market value of the collateral.

Consumer purpose loans include automobile loans, marine and recreational vehicle financing, and both secured and unsecured personal loans. Consumer loans may carry greater risks than other loans, as the collateral can consist of rapidly depreciating assets such as automobiles and equipment that may not provide an adequate source of repayment of the loan in the case of default.

The Company also has a portfolio of PCI loans as a result of its FDIC-assisted acquisitions. See Note 1, “Summary of Significant Accounting Policies and Nature of Business” for additional information regarding PCI loans.

The Company’s recorded investment in loans outstanding at December 31, 2014 and 2013 is summarized as follows:

	2014	2013
Commercial loans:
Construction	$283,528	$194,996
Commercial real estate	835,163	522,805
Commercial & industrial	335,853	275,995

Total commercial loans	1,454,544	993,796
Consumer loans:
Residential real estate	121,912	64,600
Automobile	230,576	70,139
Marine and recreational vehicle	298,740	241,503
Other consumer purpose	11,274	12,432

Total consumer loans	662,502	388,674
Purchased credit-impaired loans:
Construction	16,382	16,814
Commercial real estate	172,733	212,286
Commercial & industrial	10,556	15,653
Residential real estate	104,256	133,552
Other consumer purpose	1,314	1,862

Total purchased credit-impaired loans	305,241	380,167

Loans held for investment	$2,422,287	$1,762,637

Loans held for sale	$1,981	$1,967

Under a line of credit agreement with the FHLBA, at December 31, 2014 and 2013, the Company had pledged certain loans under a blanket lien as collateral for its FHLBA borrowings. The loans encumbered by the blanket lien included all qualifying 1-4 family first mortgage loans, multi-family first mortgage loans, and commercial real estate loans. Loans pledged as collateral for FHLBA borrowings totaled $2,062,251 and $1,612,383 at December 31, 2014 and 2013, respectively.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Covered Loans

Included in loans held for investment are loans acquired in FDIC-assisted transactions that are initially covered under loss share agreements (“covered loans”). The Company’s recorded investment in covered loans at December 31, 2014 and 2013 is summarized as follows:

	2014	2013
Commercial loans	$2,127	$2,095
Consumer loans	15,030	16,934
Purchased credit-impaired loans:	287,720	359,908

Total covered loans	$304,877	$378,937

Credit Quality

The Company monitors the credit quality of its commercial loan portfolio using internal credit risk ratings. These credit risk ratings are based upon established regulatory guidance and are assigned upon initial approval of credit to borrowers. Credit risk ratings are updated at least annually after the initial assignment or whenever management becomes aware of information affecting the borrowers’ ability to fulfill their obligations. The Company utilizes the following categories of credit grades to evaluate its commercial loan portfolio:

Pass. Higher quality loans that do not fit any of the other categories described below.

Special Mention. The Company assigns a special mention rating to loans with potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or lease or the Company’s credit position at some future date.

Substandard. The Company assigns a substandard rating to loans that are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard loans have well-defined weaknesses that jeopardize repayment of the debt. Substandard loans are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not addressed.

Doubtful. The Company assigns a doubtful rating to loans with all the attributes of a substandard rating with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors that may work to the advantage and strengthening of the credit quality of the loan, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

The following tables show the credit quality indicators associated with the Company’s commercial loan portfolio (excluding PCI loans) as of December 31, 2014 and 2013:

	As of December 31, 2014
	Construction	Commercial Real Estate	Commercial & Industrial	Total
Pass	$283,011	$783,889	$312,756	$1,379,656
Special Mention	172	36,015	3,540	39,727
Substandard	345	15,259	4,925	20,529
Doubtful	—	—	14,632	14,632

	$283,528	$835,163	$335,853	$1,454,544

	As of December 31, 2013
	Construction	Commercial Real Estate	Commercial & Industrial	Total
Pass	$194,422	$516,385	$271,271	$982,078
Special Mention	180	4,100	1,115	5,395
Substandard	394	2,320	3,609	6,323
Doubtful	—	—	—	—

	$194,996	$522,805	$275,995	$993,796

The Company monitors the credit quality of its consumer portfolio based primarily on payment activity and credit scores. Payment activity is the primary factor considered in determining whether a consumer loan should be classified as nonperforming.

The following tables show the credit quality indicators associated with the Company’s consumer loan portfolio (excluding PCI loans) as of December 31, 2014 and 2013:

	As of December 31, 2014
	Residential Real Estate	Automobile	Marine & RV	Other Consumer	Total
Performing	$120,511	$230,283	$298,671	$11,264	$660,729
Nonperforming	1,401	293	69	10	1,773

	$121,912	$230,576	$298,740	$11,274	$662,502

	As of December 31, 2013
	Residential Real Estate	Automobile	Marine & RV	Other Consumer	Total
Performing	$62,553	$70,063	$241,474	$12,430	$386,520
Nonperforming	2,047	76	29	2	2,154

	$64,600	$70,139	$241,503	$12,432	$388,674

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

The following tables show the credit quality indicators associated with the Company’s commercial PCI loans as of December 31, 2014 and 2013:

	As of December 31, 2014
	Construction	Commercial Real Estate	Commercial & Industrial	Total
Pass	$5,958	$99,498	$9,293	$114,749
Special Mention	1,296	22,071	284	23,651
Substandard	7,865	49,065	972	57,902
Doubtful	1,263	2,099	7	3,369

	$16,382	$172,733	$10,556	$199,671

	As of December 31, 2013
	Construction	Commercial Real Estate	Commercial & Industrial	Total
Pass	$5,132	$119,121	$5,808	$130,061
Special Mention	1,173	16,414	7,156	24,743
Substandard	6,453	74,523	1,165	82,141
Doubtful	4,056	2,228	1,524	7,808

	$16,814	$212,286	$15,653	$244,753

The following tables show the credit quality indicators associated with the Company’s consumer PCI loans as of December 31, 2014 and 2013:

	As of December 31, 2014
	Residential Real Estate	Other Consumer	Total
Performing	$89,984	$1,287	$91,271
Nonperforming	14,272	27	14,299

	$104,256	$1,314	$105,570

	As of December 31, 2013
	Residential Real Estate	Other Consumer	Total
Performing	$111,457	$1,341	$112,798
Nonperforming	22,095	521	22,616

	$133,552	$1,862	$135,414

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Delinquency

An aging analysis for the Company’s loan portfolio (excluding PCI loans) at December 31, 2014 and 2013 is shown in the tables below:

	As of December 31, 2014
	Current	30-89 Days Past Due	90+ Days Past Due	Total	90+ Days Accruing	Nonaccrual
Commercial loans:
Construction	$283,487	$—	$41	$283,528	$—	$233
Commercial real estate	830,162	4,663	338	835,163	—	5,507
Commercial & industrial	329,305	333	6,215	335,853	164	14,722
Consumer loans:
Residential real estate	120,464	1,104	344	121,912	113	1,401
Automobile	229,404	1,002	170	230,576	30	293
Marine & RV	298,312	413	15	298,740	—	69
Other consumer purpose	11,138	136	—	11,274	—	10

	$2,102,272	$7,651	$7,123	$2,117,046	$307	$22,235

	As of December 31, 2013
	Current	30-89 Days Past Due	90+ Days Past Due	Total	90+ Days Accruing	Nonaccrual
Commercial loans:
Construction	$194,936	$60	$—	$194,996	$—	$60
Commercial real estate	520,869	483	1,453	522,805	—	1,453
Commercial & industrial	275,970	20	5	275,995	—	106
Consumer loans:
Residential real estate	63,340	511	749	64,600	—	2,047
Automobile	69,814	296	29	70,139	—	76
Marine & RV	241,403	100	—	241,503	—	29
Other consumer purpose	12,239	183	10	12,432	8	1

	$1,378,571	$1,653	$2,246	$1,382,470	$8	$3,772

For PCI loans, if the Company has a reasonable expectation about the timing and amount of cash flows expected to be collected, the loans meet the criteria for the recognition of income and are considered to be accruing loans.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

An aging analysis for the Company’s PCI loans at December 31, 2014 and 2013 is shown in the tables below:

	As of December 31, 2014
	Current	30-89 Days Past Due	90+ Days Past Due	Total	90+ Days Accruing	Nonaccrual
PCI loans:
Construction	$14,423	$147	$1,812	$16,382	$1,812	$—
Commercial real estate	156,696	2,700	13,337	172,733	13,337	—
Commercial & industrial	9,903	134	519	10,556	519	—
Residential real estate	95,194	4,155	4,907	104,256	4,907	—
Other consumer purpose	1,247	63	4	1,314	4	—

	$277,463	$7,199	$20,579	$305,241	$20,579	$—

	As of December 31, 2013
	Current	30-89 Days Past Due	90+ Days Past Due	Total	90+ Days Accruing	Nonaccrual
PCI loans:
Construction	$11,648	$—	$5,166	$16,814	$5,166	$—
Commercial real estate	188,657	2,784	20,845	212,286	20,845	—
Commercial & industrial	13,583	309	1,761	15,653	1,761	—
Residential real estate	119,495	5,527	8,530	133,552	8,530	—
Other consumer purpose	1,356	21	485	1,862	485	—

	$334,739	$8,641	$36,787	$380,167	$36,787	$—

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Impaired Loans

The following tables set forth certain information regarding the Company’s impaired loans (excluding PCI loans) as of December 31, 2014 and 2013:

	As of December 31, 2014
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial loans:
Construction	$233	$911	$—	$473	$196
Commercial real estate	5,507	7,241	—	4,221	375
Commercial & industrial	8,693	12,838	—	8,873	173
Consumer loans:
Residential real estate	1,530	3,290	—	2,015	39
Automobile	170	321	—	205	7
Marine & RV	21	25	—	43	3
Other consumer purpose	17	24	—	22	2
With an allowance recorded:
Commercial loans:
Construction	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Commercial & industrial	6,054	6,073	5,146	6,213	178
Consumer loans:
Residential real estate	208	208	9	209	9
Automobile	123	144	16	122	2
Marine & RV	47	47	1	48	1
Other consumer purpose	32	32	2	34	2

Total impaired loans	$22,635	$31,154	$5,174	$22,478	$987

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

	As of December 31, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial loans:
Construction	$59	$64	$—	$61	$—
Commercial real estate	1,453	1,465	—	1,198	—
Commercial & industrial	106	141	—	145	3
Consumer loans:
Residential real estate	1,627	3,152	—	1,763	17
Automobile	8	69	—	49	2
Marine & RV	14	14	—	14	1
Other consumer purpose	39	55	—	29	1
With an allowance recorded:
Commercial loans:
Construction	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Commercial & industrial	36	36	1	37	—
Consumer loans:
Residential real estate	755	1,391	67	757	—
Automobile	67	70	12	64
Marine & RV	15	17	2	17	1
Other consumer purpose	8	8	3	6	68

Total impaired loans	$4,187	$6,482	$85	$4,140	$93

Troubled Debt Restructurings

From time to time, the Company may modify loans under the terms of a TDR. Modifications typically involve a reduction in the stated interest rate of the loan lower than a market rate for new debt with similar risks, an extension of the maturity date of the loan, or both. As of December 31, 2014, the Company had modified a total of 28 loans under the terms of a TDR with a recorded investment of $11,705. As of December 31, 2013, the Company had modified a total of 26 loans under the terms of a TDR with a recorded investment of $8,777. The following tables present loans by class modified as TDRs during the years ended December 31, 2014 and 2013:

	2014
	Number of Contracts	Pre-Modification Recorded Investment	Post-Modification Recorded Investment
Residential real estate	2	$194	$194
Commercial real estate	2	2,909	2,909

Total	4	$3,103	$3,103

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

	2013
	Number of Contracts	Pre-Modification Recorded Investment	Post-Modification Recorded Investment
Residential real estate	4	$932	$932
Commercial real estate	4	7,289	7,289

Total	8	$8,221	$8,221

During the years ended December 31, 2014 and 2013, respectively, the Company had not modified any loans under the terms of a TDR that subsequently defaulted within the next twelve months. Additionally, the Company was not committed to lend any additional amounts in connection with loans that had been modified in a TDR as of December 31, 2014 and December 31, 2013, respectively. Charge-offs on TDRs are factored into the rolling historical loss rate, which is used in the calculation of the ALL.

Purchased Credit-Impaired Loans

The unpaid principal balance of the Company’s PCI loan portfolio was $448,558 and $612,080 as of December 31, 2014 and 2013. Changes in the amount of accretable yield on PCI loans for the years ended December 31, 2014 and 2013 were as follows:

	FNBGA	ACB	BOE	TPB	FCCB	GTB	FCSB	TOTAL
Balance at January 1, 2013	$52,502	$39,848	$7,818	$19,894	$7,850	$3,807	$30,260	$161,979
Additions	—	—	—	—	—	—	—	—
Accretion	(17,545)	(12,673)	(4,783)	(7,289)	(5,154)	(3,176)	(6,827)	(57,447)
Exit events	(4,031)	(3,655)	(1,152)	(2,030)	(1,848)	(1,080)	(3,616)	(17,412)
Other activity, net	306	341	191	28	4	109	377	1,356
Reclassifications from nonaccretable difference	9,741	7,605	5,079	5,334	5,843	5,528	10,195	49,325

Balance at December 31, 2013	40,973	31,466	7,153	15,937	6,695	5,188	30,389	137,801
Additions	—	—	—	—	—	—	—	—
Accretion	(13,524)	(9,038)	(3,674)	(7,179)	(3,268)	(3,048)	(5,498)	(45,229)
Exit events	(3,107)	(2,250)	(555)	(3,015)	(373)	(235)	(4,214)	(13,749)
Other activity, net	999	480	205	298	239	94	3	2,318
Reclassifications from nonaccretable difference	12,656	4,882	2,355	8,366	3,511	3,570	3,547	38,887

Balance at December 31, 2014	$37,997	$25,540	$5,484	$14,407	$6,804	$5,569	$24,227	$120,028

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

5.	Allowance for Loan Losses

Activity in the ALL for the years ended December 31, 2014 and 2013 is summarized in the tables below:

	For the Year Ended December 31, 2014
	Commercial	Consumer	PCI	Total
Beginning Balance	$12,186	$6,608	$11,741	$30,535
Charge-offs	(5,160)	(924)	(2,557)	(8,641)
Recoveries	74	392	3,936	4,402
Provision[1]	16,575	2,983	(7,944)	11,614

Ending Balance	$23,675	$9,059	$5,176	$37,910

Year-end ALL allocated to:
Loans individually evaluated for impairment	$5,146	$27	$—	$5,173
Loans collectively evaluated for impairment	18,529	9,032	—	27,561
Loans acquired with deteriorated credit quality	—	—	5,176	5,176

Ending Balance	$23,675	$9,059	$5,176	$37,910

Year-end recorded investment in loans:
Individually evaluated for impairment	$20,487	$2,014	$—	$22,501
Collectively evaluated for impairment	1,434,057	660,488	—	2,094,545
Acquired with deteriorated credit quality	—	—	305,241	305,241

Ending Balance	$1,454,544	$662,502	$305,241	$2,422,287

	For the Year Ended December 31, 2013
	Commercial	Consumer	PCI	Total
Beginning Balance	$8,424	$3,373	$18,748	$30,545
Charge-offs	(152)	(781)	(3,778)	(4,711)
Recoveries	11	193	4,772	4,976
Provision[2]	3,903	3,823	(8,001)	(275)

Ending Balance	$12,186	$6,608	$11,741	$30,535

Year-end ALL allocated to:
Loans individually evaluated for impairment	$1	$85	$—	$86
Loans collectively evaluated for impairment	12,185	6,523	—	18,708
Loans acquired with deteriorated credit quality	—	—	11,741	11,741

Ending Balance	$12,186	$6,608	$11,741	$30,535

Year-end recorded investment in loans:
Individually evaluated for impairment	$1,655	$2,387	$—	$4,042
Collectively evaluated for impairment	992,141	386,287	—	1,378,428
Acquired with deteriorated credit quality	—	—	380,167	380,167

Ending Balance	$993,796	$388,674	$380,167	$1,762,637

[1]	Does not include ($2,660) in provision for unfunded commitments.
[2]	Does not include $1,481 in provision for unfunded commitments.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

In addition to the ALL, the Company also estimates probable and reasonably estimable credit losses related to unfunded lending commitments, such as letters of credit and binding unfunded loan commitments. This reserve for unfunded lending commitments totaled $3,545 and $6,205 at December 31, 2014 and 2013, respectively.

6.	Premises and Equipment

Major classifications of premises and equipment at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Land	$16,718	$15,989
Premises and leasehold improvements	42,004	36,177
Furniture and equipment	24,245	22,404

	82,967	74,570
Less: Accumulated depreciation and amortization	18,350	12,608

Total premises and equipment	$64,617	$61,962

There were no premises pledged to secure borrowings at December 31, 2014 and 2013.

The Company leases certain premises and equipment under various lease agreements that provide for payment of property taxes, insurance and maintenance costs. Operating leases frequently provide for one or more renewal options on the same basis as current rental terms. However, certain leases require increased rentals under cost of living escalation clauses. Some leases also provide purchase options.

Future minimum rental commitments for noncancelable operating leases with initial or remaining terms of one or more years consisted of the following at December 31, 2014:

2015	$2,135
2016	1,861
2017	1,505
2018	1,194
2019	460
Thereafter	3,808

Total minimum payments	$10,963

Total rent expense for all operating leases amounted to $2,407 and $2,562 in 2014 and 2013, respectively, net of rent income, which totaled $34 and $34 during 2014 and 2013, respectively.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

7.	OREO

The following table provides details of the Company’s OREO as of December 31, 2014 and 2013:

	Covered OREO	Not Covered OREO	Total OREO
December 31, 2014
Commercial Real Estate	$3,881	$460	$4,341
Construction	6,288	260	6,548
Residential Real Estate	2,648	826	3,474

Total	$12,817	$1,546	$14,363

	Covered OREO	Not Covered OREO	Total OREO
December 31, 2013
Commercial Real Estate	$17,915	$532	$18,447
Construction	21,141	21	21,162
Residential Real Estate	7,943	241	8,184

Total	$46,999	$794	$47,793

A rollforward of the Company’s OREO for the years ending December 31, 2014 and 2013 is as follows:

	Cove red OREO	Not Covered OREO	Total OREO
Balance January 1, 2013	$121,524	$1,302	$122,826
Additions	36,060	1,213	37,273
Sales	(90,196)	(1,661)	(91,857)
Losses and other adjustments	(20,389)	(60)	(20,449)

Balance December 31, 2013	$46,999	$794	$47,793
Additions	15,278	1,317	16,595
Sales	(40,370)	(565)	(40,935)
Losses and other adjustments	(9,090)	—	(9,090)

Balance December 31, 2014	$12,817	$1,546	$14,363

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

8.	FDIC Loss Share Receivable

The following table shows changes in the carrying value of the FDIC loss share receivable for loss share agreements and the related recorded investment of the covered assets for the years ended December 31, 2014 and 2013:

	As of December 31, 2014
	FNBGA	ACB	BOE	TPB	FCCB	GTB	FCSB	Total
Carrying value of FDIC loss share receivable, at January 1, 2014	$30,922	$40,283	$6,052	$2,449	$12,615	$5,752	$10,194	$108,267
Additions resulting from:
Charge-offs, writedowns, and other losses	(605)	1,408	225	305	349	14	40	1,736
Allowable external expenses	1,120	1,102	(36)	(50)	(56)	119	338	2,537
Reductions resulting from:
Effect of valuation adjustment on covered assets	(2,508)	(2,115)	(604)	(818)	(935)	(204)	(582)	(7,766)
Amortization	(20,803)	(12,481)	(1,440)	1,844	(7,056)	(745)	(2,125)	(42,806)
Payments received	(2,641)	(13,608)	(3,111)	(2,280)	(3,125)	(1,089)	(1,650)	(27,504)

Carrying value of FDIC loss share receivable, at December 31, 2014	$5,485	$14,589	$1,086	$1,450	$1,792	$3,847	$6,215	$34,464

Covered Assets:
Loans	93,916	73,938	19,207	37,542	20,119	20,029	40,126	304,877
OREO	3,109	4,366	1,272	1,558	935	—	1,577	12,817

Total covered assets	$97,025	$78,304	$20,479	$39,100	$21,054	$20,029	$41,703	$317,694

	As of December 31, 2013
	FNBGA	ACB	BOE	TPB	FCCB	GTB	FCSB	Total
Carrying value of FDIC loss share receivable, at January 1, 2013	$57,821	$88,251	$12,533	$11,030	$22,502	$11,526	$32,737	$236,400
Additions resulting from:
Charge-offs, writedowns, and other losses	1,751	4,485	2,673	81	1,753	449	(217)	10,975
Allowable external expenses	2,758	2,915	211	414	422	391	190	7,301
Effect of valuation adjustment on covered assets	(4,127)	(1,658)	(229)	(310)	(354)	199	567	(5,912)
Reductions resulting from:
Amortization	(10,502)	(7,870)	(2,103)	(2,794)	(3,186)	(454)	(1,292)	(28,201)
Payments received	(16,779)	(45,840)	(7,033)	(5,972)	(8,522)	(6,359)	(21,791)	(112,296)

Carrying value of FDIC loss share receivable, at December 31, 2013	$30,922	$40,283	$6,052	$2,449	$12,615	$5,752	$10,194	$108,267

Covered Assets:
Loans	109,396	87,063	21,418	54,405	27,720	27,560	51,375	378,937
OREO	9,738	15,769	3,453	7,428	4,335	4,055	2,217	46,995

Total covered assets	$119,134	$102,832	$24,871	$61,833	$32,055	$31,615	$53,592	$425,932

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

9.	Goodwill and Other Intangible Assets

The following table provides details of the Company’s goodwill by acquisition for the years ended December 31, 2014 and 2013:

	2014	2013
First National Bank of Georgia	$7,801	$7,801
The People’s Bank	2,227	2,227
Essex Branches	1,590	1,590
Verity Bank	6,986	—
Alliance National Bank	4,358	—
Other acquisitions	122	122

Total Goodwill	$23,084	$11,740

Other intangible assets consist of core deposit intangibles and are amortized ratably over their estimated useful lives, generally seven to ten years. At December 31, 2014 and 2013, other intangibles consisted of the following:

	As of December 31, 2014
	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
Core deposit intangible	$20,185	$(10,447)	$9,738

	As of December 31, 2013
	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
Core deposit intangible	$16,154	$(7,600)	$8,554

Amortization expense recognized on core deposit intangible assets for 2014 and 2013 was $2,847 and $2,172, respectively.

The estimated amortization expense of other intangible assets is as follows:

Amortization Expense
2015	$3,083
2016	2,836
2017	1,221
2018	732
2019	574
2020	378
Thereafter	914

$9,738

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

10.	Deposits

Deposits at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Noninterest-bearing demand	$365,084	$279,795
Interest-bearing demand	426,406	378,382
Money market	687,025	484,749
Savings	91,329	78,454
Time	1,266,182	1,018,574

Total deposits	$2,836,026	$2,239,954

Time deposits with a minimum denomination of $100 totaled $750,925 and $532,412 at December 31, 2014 and 2013, respectively.

At December 31, 2014, the scheduled maturities of time deposits were:

2015	$879,666
2016	312,206
2017	37,333
2018	19,624
2019 and thereafter	17,353

Total time deposits	$1,266,182

11.	Other Borrowings

Other borrowings include advances from the FHLBA and investment securities sold under a repurchase agreement. The Company had unused credit lines allowing access to overnight borrowings of up to $205,000 and $80,000 on an unsecured basis from four correspondent banks at December 31, 2014 and 2013, respectively.

The Company has a borrowing capacity with the FHLBA in the amount of $503,350 and $400,560 at December 31, 2014 and 2013, respectively. This is 15 percent of total qualified assets as measured by the FHLBA.

The Repurchase Agreement in the principal amount of $10,000 at December 31, 2013 was secured by investment securities with a carrying value of $12,669 at December 31, 2013. The Repurchase Agreement matured and paid off in 2014.

At December 31, 2014 and 2013, the Company had advances outstanding to the FHLBA in the principal amount of $77,000 and $82,000, respectively, secured by the Company’s stock in the FHLBA and a blanket lien on the loan portfolio. At December 31, 2014 and 2013, the Company had FHLBA stock in the amount of $6,429 and $6,785, respectively, pledged to the FHLBA.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Other borrowings at December 31, 2014 and 2013 are as follows:

	2014	2013
Repurchase agreement (inclusive of unamortized premium of $0 and $256, for December 31, 2014 and 2013, respectively)	$—	$10,256
Advances payable to the FHLBA with contractual rates ranging from 0.26 percent to 4.39 percent and maturities ranging from June 2015 to March 2018 (inclusive of unamortized premium of $1,905 and $2,927 for December 31, 2014 and 2013)	78,905	84,927

Total other borrowings	$78,905	$95,183

Other borrowings maturing in each of the five years subsequent to December 31, 2014 include:

Maturity	Amount	Weighted-Average Interest Rate
2015	$22,099	1.41%
2016	15,216	4.35%
2017	15,829	3.40%
2018	25,761	3.07%
Thereafter	—	0.00%

Total other borrowings	$78,905	2.92%

12.	Estimated Fair Values

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 and 2 of the hierarchy) and reporting entity’s own assumptions developed based on the best information available in the circumstances (unobservable inputs classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1

Valuation is based on inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2

Valuation is based on inputs, other than quoted prices included within Level 1, that are observable for the asset and liability, either directly or indirectly, such as interest rates, yield curves observable at commonly quoted intervals, and other market-corroborated inputs.

Level 3

Valuation inputs are unobservable inputs for the asset or liability, which shall be used to measure fair value to the extent that observable inputs are not available. The inputs shall reflect the Company’s own assessment regarding assumptions that market participants would use in pricing the asset or liability.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Fair value estimates are made at a specific point in time based upon relevant market information and information about each asset and liability. Where information regarding the fair value of an asset or liability is available, those values are used, as is the case with investment securities and residential mortgage loans. In these cases, an open market exists in which these assets are actively traded.

Because no market exists for many assets and liabilities, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. For those assets or liabilities with a fixed interest rate, an analysis of the related cash flows was the basis for estimating fair values. The expected cash flows were then discounted to the valuation date using an appropriate discount rate. The discount rates used represent the rates under which similar transactions would be currently negotiated. For assets or liabilities with fixed and variable rates, fair value estimates also consider the impact of liquidity discounts appropriate as of the measurement date.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Company evaluates fair value measurement inputs on an ongoing basis in order to determine if there is a change of sufficient significance to warrant a transfer between levels. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Company’s valuation process. There were no significant transfers between levels during 2014 and 2013.

Fair Value of Financial Instruments Measured on a Recurring Basis

The following methods and assumptions were used by the Company in estimating the fair value of its financial assets on a recurring basis:

Investment Securities

Investment securities classified as available-for-sale are recorded at fair value on a recurring basis. The Company’s investment portfolio primarily consists of U.S. government agency mortgage-backed securities, non-agency mortgage-backed securities, U.S. government securities, corporate bonds and municipal securities. The fair value of investment securities classified as available-for-sale are generally determined using widely accepted valuation techniques including matrix pricing and broker-quote-based applications. Inputs may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other relevant items. The Company reviews the prices supplied by the independent pricing service, as well as their underlying pricing methodologies, for reasonableness and to ensure such prices are aligned with traditional pricing matrices. From time to time, the Company validates the appropriateness of the valuations provided by the independent pricing service to prices obtained from an additional third party or prices derived using internal models.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

The following tables summarize the financial assets and liabilities measured at fair value on a recurring basis at December 31, 2014 and 2013:

	As of December 31, 2014
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Investment securities available-for-sale
U.S. government	$39,166	$—	$39,166	$—
FNMA, GNMA, FHLMC mortgage-backed securities	211,976	—	211,976	—
Asset backed securities	18,722	—	18,722	—
Collateralized mortgage obligations	142,710	—	142,710	—
State, county and municipal	7,112	—	7,112	—
Corporate bonds	21,375	—	21,375
Equity securities	3,822	—	—	3,822

	$444,883	$—	$441,061	$3,822

	As of December 31, 2013
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Investment securities available-for-sale
U.S. government	$28,370	$—	$28,370	$—
FNMA, GNMA, FHLMC mortgage-backed securities	210,920	—	210,920	—
Asset backed securities	19,405	—	19,405	—
Collateralized mortgage obligations	159,049	—	159,049	—
State, county and municipal	—	—	—	—
Corporate bonds	15,102	—	15,102	—
Equity securities	191	—	—	191

	$433,037	$—	$432,846	$191

During 2014, the Company purchased level 3 investment securities of $5,341, received settlements of $1,710, and recognized no gains or losses in earnings or other comprehensive income.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Fair Value of Financial Instruments Measured on a Nonrecurring Basis

The following methods and assumptions were used by the Company in estimating the fair value of its financial assets on a nonrecurring basis:

Impaired Loans

Loans are considered impaired when it is determined to be probable that all amounts due under the contractual terms of the loans will not be collected when due. Loans considered individually impaired are evaluated and a specific allowance is established if required based on the underlying collateral value of the impaired loans or the estimated discounted cash flows for such loans. A specific allowance is required if the fair value of the expected repayments or the fair value of the collateral is less than the recorded investment in the loan. The Company records impaired loans as nonrecurring level 3.

Loans Held for Sale

Level 1 loans held for sale consist of conforming residential mortgage loans accounted for at lower of cost or market. Fair value is determined based upon pricing assigned on a loan-by-loan basis, at the time a loan is locked with the borrower, through correspondent relationships that the Company maintains in order to sell loans held for sale.

OREO

The fair value of OREO is determined when the asset is transferred to foreclosed assets. The assets are carried at the lower of the carrying value or fair value less estimated costs to sell. Fair value is based upon appraised values of the collateral or management’s estimation of the value of the collateral. Management requires a new appraisal at the time of foreclosure or repossession of the underlying collateral. Updated appraisals are obtained on at least an annual basis on all OREO and are considered to contain Level 3 inputs. Management has also determined, in some cases, that fair value of collateral is further impaired based upon real estate market trends and declining foreclosed property pricing. Therefore, all OREO is recorded as a nonrecurring Level 3 hierarchy.

For assets and liabilities carried at fair value on a nonrecurring basis, the following table provides fair value information as of December 31, 2014 and 2013:

	As of December 31, 2014
Description	Net Carrying Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Impaired loans	$22,635	$—	$—	$22,635
Loans held for sale	1,981	1,981	—	—
OREO	14,363	—	—	14,363

	As of December 31, 2013
Description	Net Carrying Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Impaired loans	$4,187	$—	$—	$4,187
Loans held for sale	1,967	1,967	—	—
OREO	47,793	—	—	47,793

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

The following table provides information describing the unobservable inputs used in Level 3 fair value measurements at December 31, 2014:

As of December 31, 2014
Financial Instrument	Net Carrying Value	Valuation Technique	Unobservable Input	Range of Inputs
Impaired loans	$22,635	1) Non-Collateral Dependent: Discounted cash flow analysis	1) a) Loss given default b) Probability of default c) Discount rate	1) a) 0%—73% b) 35%—100% c) 3%—8%

		2) Collateral Dependent: Third party appraisal	2) Management discount for property type, recent market volatility, and costs to sell.	2) 0%—83%

OREO	$14,363	Third party appraisal	Management discount for property type, recent market volatility and time on the market	0%—40%

As of December 31, 2013
Financial Instrument	Net Carrying Value	Valuation Technique	Unobservable Input	Range of Inputs
Impaired loans	$4,187	1) Non-Collateral Dependent: Discounted cash flow analysis	1) a) Loss given default b) Probability of default c) Discount rate	1) a) 20%—50% b) 19%—50% c) 3%—14%
		2) Collateral Dependent: Third party appraisal	2) Management discount for property type, recent market volatility, and costs to sell.	2) 0%—90%

OREO	$47,793	Third party appraisal	Management discount for property type, recent market volatility and time on the market	0%—40%

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Fair Value of Financial Instruments

The following table includes the estimated fair value of the Company’s financial assets and financial liabilities. The methodologies for estimating the fair value of financial assets and financial liabilities measured on a recurring and nonrecurring basis are discussed above. The methodologies for estimating the fair value for other financial assets and financial liabilities are discussed below. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop the estimates of fair value. Accordingly, the estimates presented below are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation techniques may have a material effect on the estimated fair value amounts at December 31, 2014 and December 31, 2013.

	2014		2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and due from banks	$203,956	$203,956	$217,071	$217,071
Investment securities available-for-sale	444,883	444,883	433,037	433,037
Investment securities held-to-maturity	82,903	86,460	75,680	77,527
Loans held for sale	1,981	2,035	1,967	2,017
Loans held for investment, net	2,384,377	2,443,694	1,732,102	1,759,138
FDIC loss share receivable	34,464	34,464	108,267	108,267
BOLI	62,424	62,424	58,999	58,999
FHLBA stock	6,429	6,429	6,785	6,785
Deposits	2,836,026	2,808,630	2,239,954	2,233,237
Other borrowings	78,905	80,047	95,183	97,831

Cash and Due From Banks

The carrying amount approximates fair value for these instruments.

Loans Held For Sale

Loans held for sale are carried at the lower of cost or fair value. These loans currently consist of one-to-four family residential real estate loans originated for sale to qualified third parties. Fair value is based upon the contractual price to be received from these third parties, which may be different than cost.

Loans Held for Investment

Fair values are estimated for portfolios of loans with similar financial characteristics if collateral-dependent. Loans are segregated by type. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect observable market information incorporating the credit, liquidity, yield and other risks inherent in the loan. The estimate of maturity is based upon the Company’s historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of the current economic and lending conditions.

Fair value for significant non-performing loans is generally based upon recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Fair values for PCI loans are valued based upon a discounted expected cash flow methodology that considers various factors including the type of loan and related collateral, credit quality, fixed or variable interest rate, term of loan and whether or not the loan was amortizing and a discount rate reflecting the Company’s assessment of risk inherent in the cash flow estimates. PCI loans are grouped together according to common risk characteristics and are evaluated in aggregated pools when applying various valuation techniques. The Company estimated the gross cash flows expected to be collected on these loans based upon the expected remaining life of the underlying loans, which includes the effects of estimated prepayments. The carrying amounts of PCI loans approximate fair value.

FDIC Loss Share Receivable

The fair value of the FDIC loss share receivable is estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. The cash flows are discounted to reflect the uncertainty of the time of receipt of the loss-sharing reimbursements from the FDIC. The carrying amount of the FDIC loss share receivable approximates fair value.

FHLBA

FHLBA stock is carried at its original cost basis, as cost approximates fair value and there is no ready market for such investments.

Deposits

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and money market and checking accounts, is based on the discounted value of estimated cash flows. The fair value of time deposits is based upon the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Other Borrowings

The fair value of the Company’s FHLBA advances is estimated based upon the discounted value of contractual cash flows. The fair value of investment securities sold under agreements to repurchase approximates the carrying amount because of the short maturity of these borrowings. The discount rate is estimated using rates quoted for the same or similar issues or the current rates offered to the Company for debt of the same remaining maturities.

Commitments and Contingencies

For off-balance sheets commitments and contingencies, carrying amounts are reasonable estimates of the fair values for such financial instruments. Carrying amounts include unamortized fee income and, in some cases, reserves for any credit losses from those financial instruments. These amounts are not material to the Company’s financial position.

13.	Employee Benefit Plans

The Company sponsors a defined contribution 401(k) profit sharing plan which covers substantially all employees. This plan is qualified under the Internal Revenue Code and employees are eligible to participate in

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

the 401(k) profit sharing plan after 3 months of service through deferral of portions of their salary. Based upon the employee’s contribution, the Company matches up to 50 percent of the employee contribution up to 6 percent. The Company contributions to the 401(k) profit sharing plan are at the discretion of the Board of Directors. The Company made matching contributions of $593 and $454 during 2014 and 2013, respectively.

The Company also maintains an unfunded, noncontributory, nonqualified SERP that covers key executives of the Company. The plan provides defined benefits based upon a fixed payment schedule. The Company expensed $403 and $490 during 2014 and 2013, respectively for the accrual of the retirement benefits.

14.	Noninterest Expense

Other noninterest expense for the years ended December 31, 2014 and 2013 included the following:

	2014	2013
Technology and data processing	$9,187	$7,896
Legal and professional services	5,120	3,988
Printing and supplies	980	827
Advertising	1,661	1,355
Insurance expense	1,203	1,155
Postage	620	594
FDIC deposit insurance expense	2,649	2,193
Other	8,006	5,145

Total other noninterest expense	$29,426	$23,153

15.	Accumulated Other Comprehensive Income (AOCI)

In addition to presenting the Consolidated Statements of Comprehensive Income herein, the following table shows the tax effects allocated to each component of AOCI for the years ended December 31, 2014 and 2013:

	December 31, 2014			December 31, 2013
	Before-Tax Amount	Tax	Net-of-Tax Amount	Before-Tax Amount	Tax	Net-of-Tax Amount
AOCI, beginning balance	$1,094	$(384)	$710	$11,074	$(3,876)	$7,198
Unrealized gains / (losses) on securities:
Net unrealized gains / (losses) arising during the period	4,404	(1,530)	2,874	(7,257)	2,566	(4,691)
Less: reclassification adjustment for gains included in net income	(1,341)	456	(885)	(2,532)	861	(1,671)
Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity	(196)	67	(129)	(191)	65	(126)

AOCI, ending balance	$3,961	$(1,391)	$2,570	$1,094	$(384)	$710

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

Reclassifications out of AOCI consisted of the following:

Details about components of AOCI	December 31		Affected line item in the Consolidated Financial Statements
	2014	2013
Realized gains on AFS securities:	$(1,341)	$(2,532)	Securities gains
	456	861	Income tax expense (benefit)

	$(885)	$(1,671)

Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity:	$(196)	$(191)	Investment securities held-to-maturity
	67	65	Income tax expense (benefit)

	$(129)	$(126)

16.	Income Taxes

At December 31, 2014 and 2013, the income tax expense and benefit consisted of the following components:

	2014	2013
Current tax expense (benefit)
Federal	$19,509	$21,636
State	622	(519)

Total current tax expense (benefit)	20,131	21,117

Deferred tax expense (benefit)
Federal	(19,716)	(17,167)
State	(2,066)	(138)

Total deferred tax expense (benefit)	(21,782)	(17,305)

Total income tax expense (benefit)	$(1,651)	$3,812

The Company’s effective tax rate for the years ended December 31, 2014 and 2013 was -31.80% and 22.42%, respectively which differed from the statutory rate of 35% and 35%, respectively, primarily as a result of the nontaxable bargain purchase gain and state income tax benefit.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

The difference between the federal income tax rates, applied to income before income taxes and the effective rates were due to the following:

	2014	2013
Income taxes at statutory rates (35% and 35%, respectively)	$1,818	$5,951
Increase (reduction) in income taxes resulting from
Nontaxable income on loans and investments, net of nondeductible expenses	(603)	(593)
Gain on acquisition	(797)	—
State income taxes, net of federal benefit	(939)	(427)
Tax exempt income—BOLI	(691)	(1,063)
Captive insurance income	(150)	—
Tax credits	(166)	(166)
Meals and entertainment	38	36
Other, net	(161)	74

Total income tax expense (benefit)	$(1,651)	$3,812

The major components of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2014 and 2013 were as follows:

	2014	2013
Deferred tax assets:
Covered assets	$20,202	$32,803
Goodwill	3,366	5,098
FDIC clawback liability	11,659	10,458
State carryforwards	74	226
Federal carryforwards	1,207	—
Stock-based compensation	5,598	4,564
Allowance for loan loss	12,176	7,177
Nonaccrual loan interest	5,820	7,416
Other	3,567	4,138

Total deferred tax asset	63,669	71,880

Deferred tax liabilities:
FDIC Loss Share Receivable	(13,310)	(42,116)
Deposit premiums	(3,036)	(2,477)
Available-for-sale securities	(1,384)	(382)
Tax gain on acquisitions	(3,636)	(7,324)
Other	(4,946)	(6,454)

Total deferred tax (liability)	(26,312)	(58,753)

Net deferred tax asset (liability)	$37,357	$13,127

The Company has federal carryforwards of $3,448 that begin to expire in 2032 and state tax credit carryforwards of $1,891 which begin to expire in 2018.

At December 31, 2014 and 2013, the Company had no unrecognized tax benefits recorded. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next twelve months.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

The Company did not have any amounts accrued for interest and penalties at December 31, 2014 and 2013.

The Company and its subsidiaries are subject to U.S. federal income tax as well as state and local tax in several jurisdictions. Tax years since inception are still open to examinations by taxing authorities.

17.	Transactions with Related Persons

In the ordinary course of business, loans may be made to officers, directors and affiliated companies at substantially the same terms as comparable transactions with other borrowers. At December 31, 2014 and 2013, related party loans were approximately $2,249 and $2,317, respectively. Repayments of loans made by the related parties were $68 and $62 for the years ended December 31, 2014 and 2013, respectively.

The Company held deposits of $1,181 and $1,974 from key officers, directors and affiliated companies at December 31, 2014 and 2013, respectively.

18.	Regulatory Requirements and Other Restrictions

The Company (on a consolidated basis) and CSB are subject to various regulatory capital requirements administered by federal and state banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet minimum capital requirements results in certain discretionary and required actions by regulators that could have an effect on the Company’s operations.

Quantitative measures established by regulation to ensure capital adequacy require the Company and CSB to maintain minimum amounts and ratios (as defined by regulations and set forth in the table below) of Total and Tier 1 capital to risk-weighted assets and to average assets, respectively. Management believes, as of December 31, 2014, the Company and CSB meet all capital adequacy requirements to which it is subject. At December 31, 2014 and 2013, regulatory notifications categorized CSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company and CSB must maintain minimum Total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There have been no conditions or events that would affect the Company’s and CSB’s well-capitalized status.

	As of December 31, 2014
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets
Consolidated	$432,052	16.50%	$209,525	8.00%	N/A	N/A
CSB	$385,688	14.73%	$209,525	8.00%	$261,906	10.00%
Tier 1 capital to risk-weighted assets
Consolidated	$399,211	15.24%	$104,762	4.00%	N/A	N/A
CSB	$352,847	13.47%	$104,762	4.00%	$157,144	6.00%
Tier 1 capital to average assets
Consolidated	$399,211	11.85%	$134,794	4.00%	N/A	N/A
CSB	$352,847	10.47%	$134,794	4.00%	$168,492	5.00%

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

	As of December 31, 2013
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets
Consolidated	$426,773	22.42%	$152,284	8.00%	N/A	N/A
CSB	$359,517	18.89%	$152,261	8.00%	$190,326	10.00%
Tier 1 capital to risk-weighted assets
Consolidated	$402,819	21.16%	$76,142	4.00%	N/A	N/A
CSB	$335,566	17.63%	$76,131	4.00%	$114,196	6.00%
Tier 1 capital to average assets
Consolidated	$402,819	14.71%	$109,568	4.00%	N/A	N/A
CSB	$335,566	12.25%	$109,568	4.00%	$136,960	5.00%

As a condition to the Department of Banking and Finance of the State of Georgia’s approval of CSB’s Article of Incorporation, CSB must maintain a Tier 1 capital to average assets of not less than 10 percent, a total capital to risk-weighted assets of not less than 12 percent and a Prompt Corrective Action category rating, as defined by regulators, of “Well Capitalized” for the later of the first three years of operations or until cumulative profitability is achieved. As a condition to the FDIC’s approval of CSB’s business plan, CSB is required to maintain a Tier 1 Common Equity to total assets ratio of at least 10 percent through July 20, 2015.

The Company and CSB are subject to various requirements imposed by state and federal banking statutes and regulations, including regulations requiring the maintenance of noninterest-bearing reserve balances at the Federal Reserve Bank. Banks are allowed to reduce the required balances by the amount of vault cash. As of December 31, 2014 and 2013, the requirement for the Company was $7,573 and $6,736, respectively.

19.	Stock-Based Compensation

The Company has a nonqualified stock option plan for certain key officers/employees and nonemployee directors. The 2010 Long-Term Incentive Plan (“LTIP plan”) provides stock awards up to 4,135,582 common shares of the Company and as of December 31, 2014 and 2013, there were 609,270 and 1,034,764 shares available for future grants under this plan, respectively. The Company initially had two types of options that were granted under this plan. The first set of granted options (“Type A”) were to certain key officers and nonemployee directors and vest monthly at a rate of 25% per year, except that key officers do not begin vesting until they have completed one year of service, at which time they immediately become 25% vested. Each option remains outstanding for 10 years after the initial grant date. There were 285,500 options granted during 2014 and 290,388 options granted in 2013 under this plan. The second set of granted options (“Type B”), were to certain key employees and the vesting of these options would depend on the performance of the Company’s equity at the end of the vesting performance period, which is measured at September 17, 2015 or a liquidity event, whichever is earlier. There were no options granted during 2014 and 92,500 options granted in 2013 under this plan. During 2014, there were 5,000 options forfeited Type A options and no forfeited Type B options and during 2013, there were 76,618 forfeited Type A options and 170,000 forfeited Type B options.

Under a Board of Directors resolution, all options granted as Type B were converted to Type A in August of 2013 with credit given for time served to the 18 employees affected. As a result of this modification, the Company had to determine the additional incremental cost for the converted options in order to recognize this

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

cost over the remaining vesting term of the options. This incremental value for the 1,534,000 options that were converted was $1,078 and will be recognized over the remaining vesting term, which was extended from 4 to 6 years for certain officers.

In January 2014, the Company granted 125,000 restricted stock units (“RSUs”) and 19,994 deferred stock units (“DSUs”) to key officers/employees as part of the Company’s LTIP plan. The RSUs are time-based awards that vest 50% on the second anniversary of the date of grant and fully vest on the third anniversary. These awards will be delivered in common stock on the fully vested date with stock-based compensation expense being recognized over the vesting term. The DSUs are fully vested and non-forfeitable awards that will be delivered in common stock on the earlier of the 1) second anniversary of the date of grant or 2) grantee’s separation of service.

Stock-based awards are recognized over the vesting period and reflected as salaries and employee benefits within the Consolidated Statements of Income, which was $2,531 and $3,497 for the years ending December 31, 2014 and 2013, respectively. Total unrecognized salaries and employee benefit expense related to nonvested share-based compensation was $3,648 and $3,517 at December 31, 2014 and 2013, respectively, and is expected to all be recognized by October 30, 2018 with a weighted-average period of 2.21 years.

Activity in the stock option plan for the years ended December 31, 2014 and 2013 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding – January 1, 2013	2,964,548	10.07	7.03
Granted	382,888	11.00	—
Exercised	—	—	—
Forfeited	(246,618)	10.50	—

Outstanding – December 31, 2013	3,100,818	10.15	5.77
Granted	285,500	12.00	—
Exercised	—	—	—
Forfeited	(5,000)	11.50	—

Outstanding – December 31, 2014	3,381,318	$10.30	5.19

Activity for the DSUs and RSUs for the years ended December 31, 2014 is summarized as follows:

	Number of Shares	Weighted Average Fair Value
Outstanding – January 1, 2014	—	—
Granted	144,994	12.00
Exercised	—	—
Forfeited	—	—

Outstanding – December 31, 2014	144,994	$12.00

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

The following table presents information on stock options that were exercisable as of December 31, 2014 and 2013:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
December 31, 2014	2,674,289	$10.09	5.57
December 31, 2013	2,317,375	$10.04	6.33

The Company has utilized the Black-Scholes valuation method to determine the fair value of its stock options for Type A. The valuation method requires the use of the following assumptions: the stock price as of the grant date, the expected dividend yield and the expected stock price volatility based upon the historical volatility for a group of comparable publicly-traded companies as defined by the Company. Also, for a period approximating the expected life of the options, the risk-free rate based upon the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the options and the expected option life presented by the period of time the options are expected to be outstanding is based upon historical trends.

The estimated fair value of the options granted, as well as the weighted average and ranged assumptions used in the computations are as follows:

Type A
Fair value of options granted	$4.17
Expected dividend yield	—
Expected volatility	37.00%
Risk-free interest rate	1.55%
Expected life (in years)	5.00

20.	Commitment & Contingencies

In order to meet the financing needs of its customers, the Company has financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve elements of credit, interest rate and/or liquidity risk.

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. Established credit standards control the credit-risk exposure associated with these commitments. The amount of collateral obtained, if deemed necessary upon extension of credit, is determined on a case by case basis by management through credit evaluation of the customer.

Standby letters of credit are commitments guaranteeing performance of a customer to a third party. These guarantees are issued primarily to support public and private borrowing arrangements. In order to minimize its exposure, the Company credit policies govern the issuance of standby letters of credit.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share data)

At December 31, 2014 and 2013, the Company had unused loan commitments and standby letters of credit amounting to the following:

	As of December 31, 2014			As of December 31, 2013
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Unused loan commitments	$25,001	$462,685	$487,686	$22,405	$439,703	$462,108
Standby letters of credit	1,076	38,404	39,480	3,664	23,937	27,601

	$26,077	$501,089	$527,166	$26,069	$463,640	$489,709

The Company, on a case-by-case basis, establishes reserves for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation and regulatory matters will have a material adverse effect on the consolidated financial position, results or liquidity of the Company.

21.	Subsequent Events

Management has evaluated the effects of subsequent events that have occurred after December 31, 2014 and through March 25, 2015, the date the financial statements were issued. During this period, management has determined that no events occurred that require disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Community & Southern Holdings, Inc.’s (the “Company”) internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. The Company’s assessment was conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), and included controls over the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and with the regulatory reporting requirements associated with Form FR Y-9C, Form FR Y-9LP, and the Consolidated Reports of Condition and Income. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and financial statements for regulatory reporting purposes, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management is responsible for establishing and maintaining effective internal control over financial reporting, including controls over the preparation of regulatory financial statements. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (1992). Based on that assessment, management concluded that, as of December 31, 2013, the Company’s internal control over financial reporting, including controls over the preparation of regulatory financial statements, is effective based on the criteria established in Internal Control—Integrated Framework (1992).

Management’s assessment of the effectiveness of internal control over financial reporting, including controls over the preparation of regulatory financial statements, as of December 31, 2013, has been audited by PricewaterhouseCoopers, an independent public accounting firm, as stated in their report dated March 25, 2014.

Community & Southern Holdings, Inc.

March 25, 2014

/s/ Patrick M. Frawley
Patrick M. Frawley Chief Executive Officer

/s/ Anthony P. Valduga
Anthony P. Valduga Chief Financial Officer

/s/ James C. Musselwhite
James C. Musselwhite Controller

Report of Independent Auditors

To the Board of Directors and Shareholders

of Community & Southern Holdings, Inc.

We have audited the accompanying consolidated financial statements of Community & Southern Holdings, Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years then ended. We also have audited the Company’s internal control over financial reporting as of December 31, 2013 based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility

The Company’s management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, for maintaining internal control over financial reporting including the design, implementation, and maintenance of controls relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to error or fraud, and for its assertion about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and our audit of internal control over financial reporting in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

An audit of financial statements involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit of internal control over financial reporting involves obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our opinions.

Definition and Inherent Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. Because management’s assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), our audit of the Company’s internal control over financial reporting included controls over the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C). A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and those charged with governance; and (iii) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community & Southern Holdings, Inc. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ PricewaterhouseCoopers LLP

March 25, 2014

Community & Southern Holdings, Inc.

Consolidated Balance Sheets

December 31, 2013 and 2012

(In thousands of dollars, except share data)

	2013	2012
Assets
Cash and due from banks	$217,071	$214,489
Investment securities available-for-sale (amortized cost of $432,945 and $351,815, respectively)	433,037	361,696
Investment securities held-to-maturity (market value of $77,527 and $72,084, respectively)	75,680	66,550
Loans held for sale	1,967	24,146
Loans
Originated	1,358,251	865,937
Acquired (including $377,926 and $511,952 covered under FDIC loss share agreements, respectively)	404,386	547,103
Allowance for loan losses for originated loans	(18,450)	(11,792)
Allowance for loan losses for acquired loans	(12,085)	(18,753)

Loans, net of allowance for loan losses	1,732,102	1,382,495
Premises and equipment	61,962	59,751
Other real estate owned (including $46,999 and $121,524 covered under FDIC loss share agreements, respectively)	47,793	122,826
FDIC loss share receivable	108,267	236,400
Goodwill	11,740	10,028
Other intagible assets	8,554	9,391
Bank owned life insurance	58,999	57,561
Other assets	47,848	33,186

Total assets	$2,805,020	$2,578,519

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Noninterest-bearing	$279,795	$244,437
Interest-bearing	1,960,159	1,764,963

Total deposits	2,239,954	2,009,400
Other borrowings	95,183	111,806
Other liabilities	46,048	43,677

Total liabilities	2,381,185	2,164,883

Shareholders’ equity
Common stock ($0.01 par value; 100,000,000 shares authorized; 36,949,266 shares issued and outstanding as of December 31, 2013 and 2012, respectively)	369	369
Additional paid-in capital	370,139	366,642
Retained earnings	52,617	39,427
Accumulated other comprehensive income	710	7,198

Total shareholders’ equity	423,835	413,636

Total liabilities and shareholders’ equity	$2,805,020	$2,578,519

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Income

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars)

	2013	2012
Interest income
Interest and fees on loans	$124,485	$125,776
Interest and dividends on investment securities	10,042	10,398
Interest on other earning assets	664	667

Total interest income	135,191	136,841
Interest expense
Deposits	11,572	13,653
Other borrowings	1,907	2,157

Total interest expense	13,479	15,810

Net interest income	121,712	121,031
Provision for credit losses for acquired loans	(7,837)	4,665
Provision for credit losses for originated loans	9,043	9,854

Net interest income after provision for credit losses	120,506	106,512

Noninterest income
Service charges on deposit accounts	10,996	10,614
Securities gains, net	2,532	1,440
Gain on acquisitions	—	6,860
FDIC loss share receivable gain (loss)	(7,138)	4,796
Other	10,514	12,722

Total noninterest income	16,904	36,432

Noninterest expense
Salaries and employee benefits	45,375	47,637
Occupancy and equipment expense	11,340	10,541
Expense on loans and other real estate owned	6,135	7,140
Other real estate owned and repossession losses, net	4,715	10,041
Amortization expense	2,309	2,137
FDIC accretion expense	28,222	27,126
Other	22,312	25,847

Total noninterest expense	120,408	130,469

Income before income taxes	17,002	12,475
Income tax expense (benefit)	3,812	(103)

Net income	$13,190	$12,578

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars)

	2013	2012
Net Income	$13,190	$12,578

Components of other comprehensive income / (loss):
Unrealized gains / (losses) on available-for-sale securities arising during period (net of $2,566 and $783 tax, respectively)	(4,691)	1,224
Reclassification adjustment for net gains realized in earnings (net of $861 and $490 tax, respectively)	(1,671)	(950)
Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity	(126)	(123)

Total other comprehensive income / (loss)	(6,488)	151

Comprehensive income	$6,702	$12,729

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Shareholders’ Equity

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at January 1, 2012	$369	$363,390	$26,849	$7,047	$397,655
Net income	—	—	12,578	—	12,578
Change in accumulated other comprehensive income	—	—	—	151	151
Stock-based compensation expense	—	3,252	—	—	3,252

Balance at December 31, 2012	369	366,642	39,427	7,198	413,636

Net income	—	—	13,190	—	13,190
Change in accumulated other comprehensive income	—	—	—	(6,488)	(6,488)
Stock-based compensation expense	—	3,497	—	—	3,497

Balance at December 31, 2013	$369	$370,139	$52,617	$710	$423,835

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars)

	2013	2012
Cash flows from operating activities
Net income	$13,190	$12,578
Adjustments to reconcile net income to cash provided by operating activities
Net amortization/accretion of premiums and discounts	(55,731)	(80,349)
Provision for credit losses	(1,206)	14,519
Other real estate owned and repossession losses, net	4,715	10,041
Stock-based compensation expense	3,497	3,252
Deferred income tax expense (benefit)	(17,305)	6,636
Depreciation, amortization and accretion	3,109	1,665
Gain on acquisitions	—	(6,860)
Securities gains, net	(2,532)	(1,440)
Net change in loans held for sale	22,179	(21,767)
Net change in FDIC loss share receivable	128,133	126,051
Increase in cash surrender value of bank owned life insurance	(1,437)	(16,700)
Net change in other assets	(14,420)	7,742
Net change in other liabilities	23,025	(11,922)

Net cash provided by operating activities	105,217	43,446

Cash flows from investing activities
Net change in loans held for investment (originations, net of principal repayments)	(317,407)	(323,060)
Purchases of investment securities available-for-sale	(225,698)	(87,992)
Proceeds from maturities and calls of investment securities available-for-sale	99,950	121,166
Proceeds from sales of securities available-for-sale	44,272	93,677
Proceeds from calls and maturities of securities held-to-maturity	1,472	2,082
Purchases of securities held-to-maturity	(10,940)	(6,272)
Purchases of premises and equipment	(3,667)	(9,024)
Disposals of premises and equipment	2,500	631
Other adjustments in other real estate owned	15,734	36,963
Proceeds from sales of other real estate owned	91,857	61,046
Net cash acquired from acquisitions	201,313	86,370

Net cash provided by (used in) investing activities	(100,614)	(24,413)

Cash flows from financing activities
Net change in deposits	12,979	97,917
Proceeds from other borrowings	215,000	—
Repayment of other borrowings	(230,000)	(40,000)

Net cash provided by (used in) financing activities	(2,021)	57,917

Change in cash and due from banks	2,582	76,950
Beginning of period	214,489	137,539

End of period	$217,071	$214,489

Supplemental disclosure of cash flow information
Transfers of loans to other real estate owned	$37,273	$90,530
Cash paid for interest	13,516	16,087
Cash paid for income taxes	15,742	—
Change in unrealized gain on securities available-for-sale	(9,788)	567

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

1.	Summary of Significant Accounting Policies and Nature of Business

Community & Southern Holdings, Inc. (the “Company”), headquartered in Atlanta, Georgia, is a registered bank holding company with one banking subsidiary: Community & Southern Bank (“CSB”) which operates branches throughout the Atlanta, Georgia metro area and northern Georgia. CSB is the parent company of CSB Investments, Inc. (“CSB Investments”) and Acru Wealth, LLC (“Acru”). CSB Investments is a Nevada corporation which owns all of the investment securities of the Company. Acru is a Georgia limited liability company acquired on July 20, 2012 in connection with the acquisition of First Cherokee State Bank (“FCSB”). Community & Southern Holdings, Inc. was organized on September 18, 2009, as a Delaware corporation, with no activity until January 29, 2010. CSB was organized as a Georgia-state chartered bank and opened on January 29, 2010. As used herein, “the Company” refers to Community & Southern Holdings, Inc., except where the context requires otherwise.

Nature of Business

CSB offers full-service banking services designed to meet the needs of retail and commercial customers in the markets in which it operates, with a focus on the resolution of assets acquired from the Federal Deposit Insurance Corporation (“FDIC”). The services offered include transaction and savings deposit accounts, commercial and consumer lending, asset management and full-service securities brokerage through a third-party provider and other activities related to commercial banking. Acru historically provided insurance products, trust services and access to various other investment products and services through non-bank affiliated, registered third parties. During 2013, the Company discontinued offering these products and services through Acru and transferred all custody accounts to an outside third party. The Company and CSB are subject to the regulations of certain federal and state agencies and are periodically examined by those regulatory agencies.

Basis of Presentation and Consolidation

The accounting and reporting policies of the Company and its subsidiary are in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and, with regard to the banking subsidiary, conform to general industry practices. All intercompany accounts and transactions have been eliminated in consolidation. Assets and liabilities of purchased companies are stated at estimated fair values at the date of acquisition. Results of operations of companies purchased are included from the date of acquisition. Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change include:

•	Determination of the allowance for loan losses, reserve for unfunded lending commitments, and provision for credit losses

•	Income taxes

•	Determination of fair values of acquired assets and liabilities

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

•	Loss estimates related to acquired loans and other real estate owned (“OREO”)

•	Goodwill and other intangible assets, including assessment of impairment

•	Valuation of OREO

Cash and Due from Banks

Cash and due from banks includes cash on hand, interest-bearing demand deposits in other banks and amounts due from banks. Cash on hand is defined as having maturities of three months or less, and accordingly, the carrying amount of these instruments is deemed to be a reasonable estimate of fair value.

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements.

Investment Securities

The Company classifies debt and equity securities into three categories: trading, held-to-maturity and available-for-sale.

Management determines the appropriate classification of investment securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are carried at amortized cost.

Securities classified as trading are held principally for resale in the near term and are recorded at fair value. Gains or losses, either unrealized or realized, are reported in noninterest income. At December 31, 2013 and 2012, the Company had no investment securities classified as trading.

Investment securities not classified as either held-to-maturity or trading are classified as available-for-sale. Investment securities available-for-sale are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive income in the Consolidated Statements of Comprehensive Income.

The amortized cost of debt securities classified as either held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is considered an adjustment to yield on the security and included in interest income from investments. Interest and dividends are included in interest and dividends on investment securities in the Consolidated Statements of Income.

Gains and losses realized from the sales of investment securities are determined by specific identification and are included in noninterest income. Available-for-sale and held-to-maturity securities are reviewed quarterly for potential impairment. The Company determines whether it has the intent to sell a debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis. If either condition is met, the Company will recognize an impairment loss necessary to reduce the carrying value of the debt security to fair value. For all other debt securities for which the Company does not expect to recover the entire amortized cost basis of the security and do not meet either condition, an other-than-temporary loss is considered to have occurred and the Company records the credit loss portion of impairment in earnings and the impairment related to all other factors in other comprehensive income/(loss).

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Loans Held for Sale

Loans held for sale are residential mortgage loans, secured by single family residential dwellings, newly originated for the purpose of sale to third parties. Loans held for sale are measured at the lower of cost or fair value. Origination fees and costs for loans held for sale are capitalized in the basis of the loan and are included in the calculation of realized gains and losses upon sale.

Originated Loans

Loans that the Company has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at the principal balance outstanding. Loan origination and commitment fees received and certain direct loan origination costs paid are deferred and the net amount is amortized as an adjustment to the related loan’s yield using the effective interest method. All loan types are placed on nonaccrual status when it is probable that principal or interest is not fully collectible, or when principal or interest becomes 90 days past due, whichever occurs first. Certain loans past due 90 days or more may remain in accrual status if management determines that it does not have a concern over the collectability of principal or interest. Loans of all types which become 90 days delinquent are reviewed for collectability. Unless such loans are in the process of modification, collection through repossession or foreclosure, those loans deemed uncollectible are charged off against the allowance for loan losses.

When a loan is placed on nonaccrual, interest income that has been accrued in the current year is reversed. Interest income on nonaccrual loans, if recognized, is recorded after principal on a loan has first been reduced to zero. If and when borrowers demonstrate the sustained ability to repay a loan in accordance with the contractual terms of a loan classified as nonaccrual, the loan may be returned to accrual status.

Acquired Loans (including loans covered under FDIC loss share agreements)

The Company accounts for its acquisitions using the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. No allowance for loan losses related to the acquired loans is recorded on the acquisition date as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded at fair value, exclusive of any loss share agreements with the FDIC. The fair value assumptions associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

The Company is accounting for the majority of loans acquired through FDIC assisted transactions under the guidance governing acquired loans with deteriorated credit quality except loans with revolving privileges, which are outside the scope of this guidance. For acquired loans being accounted for as acquired loans with deteriorated credit quality, interest income is recognized through accretion of the difference between the carrying value of the loan pool and the gross expected cash flows, from such pool, on a level-yield basis over the loans’ estimated life. For pools that have no carrying value, income is recognized as cash is received under the cost recovery method.

Acquired loans outside the scope of acquired loans with deteriorated credit quality guidance are accounted for under the guidance related to recognizing discount accretion based upon the acquired loan’s contractual cash flows. Discounts created when the loans were recorded at their estimated fair values at acquisition are ratably amortized over the remaining contractual term of the loan as an adjustment to the related loan’s yield. The accrual of contractual interest income and any unamortized discounts is discontinued when the collection of a loan or interest, in whole or part, is doubtful.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Loans acquired in FDIC-assisted transactions that are initially covered under loss share agreements are referred to as covered loans.

Troubled Debt Restructuring

A restructuring of debt constitutes a troubled debt restructuring (“TDR”) if the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to a borrower that it would not otherwise consider. That concession either stems from an agreement between the Company and a borrower or is imposed by law or a court.

TDRs are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a TDR is considered to be a collateral-dependent loan, the loan is reported, net, at the fair value of the collateral.

Modification of loans accounted for within a pool are not subject to TDR guidance and therefore do not result in removal of these loans from the pool even if the modification would otherwise be considered a TDR. Loans accounted for individually under the acquired loans with deteriorated credit quality guidance continue to be subject to the TDR accounting provisions.

Allowance for Loan Losses for Originated Loans

The allowance for loan losses is a valuation account available to absorb probable incurred losses within the loan portfolio. The level of the allowance for loan losses is based upon management’s evaluation of the loan portfolio including such factors as past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, market and economic conditions, borrower’s payment status, internal credit risk ratings and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Loans are charged off when management believes that the ultimate collectability of the loan is unlikely. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, is deemed to be uncollectible.

Management’s determination of the adequacy of the allowance is based upon an assessment of the estimated probable incurred losses in the loan portfolio given the conditions at the time. The allowance is increased by provisions charged to expense and decreased by actual charge-offs, net of recoveries.

The allowance adequacy assessment begins with a process of estimating the probable incurred losses in the loan portfolio. These estimates are established by category and based upon the Company’s internal system of credit risk ratings and historical loss data. The estimate of probable incurred losses in the loan portfolio may then be adjusted for management’s estimate of additional probable incurred losses as a result of specific credit exposures, trends in delinquent and nonaccrual loans, as well as other factors such as prevailing economic conditions, lending strategies and other influencing factors.

The Company considers a loan to be impaired and placed on nonaccrual when, based upon current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management reviews all impaired loans individually to determine if a specific allowance based upon the borrower’s overall financial condition, resources and payment record, support from guarantors and the realizable value of any collateral is necessary. Specific allowances are based upon

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

discounted cash flows using a loan’s initial effective interest rate or the fair value of the collateral for collateral dependent loans. If the recorded investment in the impaired loan exceeds its fair value, a valuation allowance is required as a component of the allowance for loan losses. Interest income for impaired, nonaccruing, loans is recorded on a cash basis during the period the loans are considered impaired after recovery of principal.

Reserve for Unfunded Lending Commitments

The Company also estimates probable incurred losses related to unfunded lending commitments, such as letters of credit and binding unfunded loan commitments. Unfunded lending commitments are analyzed and segregated by risk similar to funded loans based upon the Company’s internal credit risk ratings. These risk classifications, in combination with an analysis of historical loss experience, existing economic conditions, and any other pertinent information, result in the estimation of the reserve for unfunded lending commitments. The unfunded commitment reserve is reported in the Consolidated Balance Sheets within other liabilities while the change in the reserve is reported within the provision for credit losses for originated loans within the Consolidated Statements of Income.

Allowance for Loan Losses for Acquired Loans (including loans covered under FDIC loss share agreements)

The Company also maintains an allowance for loan losses on acquired loans. For purposes of applying the guidance for acquired loans with deteriorated credit quality, the Company groups acquired loans into pools based upon common risk characteristics and periodically re-estimates expected cash flows. Estimated fair values for acquired loans are based upon a discounted cash flows methodology that considers various factors including the type of loan, collateral, credit quality, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting effective yield of the pool. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change in future periods.

A decline in gross expected cash flows for a pool of loans results in impairment and is recorded as provision for credit losses on acquired loans expense on a discounted basis during the period. Improvement in gross expected cash flows for a pool of loans, once any previously recorded impairment is recaptured, is recognized prospectively as an adjustment to the yield on the loans in the pool. The estimated reimbursement on covered loan losses due from the FDIC under loss share agreements resulting from changes to loan impairment is recorded as both an FDIC loss share receivable gain and an increase to the FDIC loss share receivable at the time loan impairment is recognized.

Charge-offs on acquired loans accounted for under the guidance of acquired loans with deteriorated credit quality are first applied to purchase discount until exhausted. Subsequent charge-offs are applied to the allowance for loan losses.

For acquired loans outside the scope of acquired loans with deteriorated credit quality guidance, an allowance for loan losses is measured using a similar methodology to the originated portfolio. The allowance for loan losses is recorded once the incurred credit losses exceed remaining purchase discount.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed by the straight-line method and are expensed over the estimated useful lives of the assets, which range from 25 to 50 years for premises and 3 to 10 years for furniture, software and equipment.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Leasehold improvements are amortized over the terms of the respective leases or the useful lives of the improvements, whichever is shorter. Gains and losses on dispositions are recorded in other noninterest income. Premises and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Maintenance and repairs are charged to occupancy and equipment expense as incurred.

OREO

OREO includes assets that have been acquired in satisfaction of debt through foreclosure. OREO is recorded at the lower of cost or fair value, minus estimated costs to sell. Subsequent to foreclosure, losses resulting from the periodic revaluation of the property are charged to net income and a new carrying value is established. Any gains or losses realized at the time of disposal are reflected in the Consolidated Statements of Income.

FDIC Loss Share Receivable

The FDIC loss share receivable results from loss share agreements in FDIC-assisted transactions which are measured separately from the related covered assets as they are not contractually embedded in those assets and are not transferable should the Company choose to dispose of the covered assets. The FDIC loss share receivable represents expected reimbursements from the FDIC for losses on covered assets.

Pursuant to the terms of the loss share agreements, covered assets are subject to a stated loss threshold or loss tranches, as outlined in each loss share agreement, whereby the FDIC will reimburse the Company for certain losses in accordance with each respective loss share agreement. The Company will reimburse the FDIC for its share of recoveries with respect to losses for which the FDIC paid the Company a reimbursement under the loss share agreement. The FDIC’s obligation to reimburse the Company for losses with respect to covered assets begins with the first dollar of loss incurred.

The FDIC loss share receivable was recorded at its estimated fair value at the time each FDIC-assisted transaction was consummated. Subsequent accounting for the FDIC loss share receivable is closely related to the accounting for the underlying, covered assets and is treated as an indemnification asset under the guidance for identifiable assets and liabilities in a business combination. The Company re-estimates the gross expected indemnification asset cash flows in conjunction with the periodic re-estimation of cash flows on covered loans accounted for under the guidance related to acquired loans with deteriorated credit quality. Improvements in cash flow expectations on covered loans generally result in a related decline in the expected indemnification cash flows. The resultant decrease in the value of the FDIC loss share receivable is reflected as an adjustment to its level-yield basis amortization over the lesser of the contractual term of the indemnification agreement and the remaining life of the indemnified assets. Conversely, declines in gross cash flow expectations on covered loans generally result in an increase in expected indemnification cash flows. The resultant increase in the value of the FDIC loss share receivable is reflected immediately in earnings to the extent that a previously recorded valuation allowance is reversed; otherwise, the increase in the value of the FDIC loss share receivable is reflected as an adjustment to its level-yield basis amortization over the lesser of the contractual term of the indemnification agreement and the remaining life of the indemnified assets. For covered OREO, additional FDIC loss share receivable may be established as subsequent write-downs to OREO occur or as gains and losses on sales of OREO are recognized.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortized but tested for impairment on an annual basis, or more often, if events or

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

circumstances indicate there may be impairment. Goodwill impairment exists when a reporting unit’s carrying value of goodwill exceeds its implied fair value, which is determined through a two-step impairment test. As described in Recent Accounting Pronouncements, new guidance governing the testing of indefinite lived intangible assets for impairment allows the option to first assess Goodwill by utilizing qualitative factors in determining if it is more likely than not that carrying value exceeds fair value. If, through this analysis, it is determined that it is more likely than not that carrying value exceeds fair value, then the next step, referred to as Step 1, requires estimation of the fair value of the reporting unit. If the fair value of the reporting unit exceeds its carrying value, no further testing is required. If the carrying value exceeds the fair value, further analysis is required to determine whether an impairment charge must be recorded based upon the implied fair value of goodwill and, if so, the amount of such charge. A qualitative assessment was performed on the Company’s one reporting unit as of September 30, 2013. Qualitative factors indicated that it was more likely than not that the fair value of the Company’s goodwill exceeded its carrying value. As such, Step 1 testing was not required. Additionally, no triggering events were identified since the analysis performed on September 30, 2013.

As a result of the Company’s acquisitions, identifiable intangible assets were recorded representing the estimated value of core deposits assumed. These intangible assets are amortized over their estimated useful lives, which are periodically reviewed for reasonableness and are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Bank Owned Life Insurance

Bank Owned Life Insurance (“BOLI”) is long-term life insurance on the lives of certain employees where the insurance policy benefits and ownership are retained by the employer. To date, the Company has purchased life insurance policies on certain senior officers. BOLI is recorded at the cash surrender value that can be adjusted for charges due at settlement at the balance sheet date. The cash value accumulation on BOLI is permanently tax deferred if the policy is held to the insured person’s death.

Other Assets

Other assets include investments in the Federal Home Loan Bank of Atlanta (“FHLBA”) stock, prepaid expenses, net tax assets (current and deferred), and accrued interest receivable. The FHLBA requires member banks to purchase stock as a condition of membership and other criteria including the amount of advances outstanding. FHLBA stock is generally redeemable based upon guidelines established by the issuing bank. The investments in FHLBA stock are reported at cost and evaluated for impairment based upon the ultimate recoverability of the par value. Prepaid expenses are payments made by the Company for services to be received in the near future. While the Company initially records these as assets, their value is expensed, as incurred, when the benefit is received. Accrued interest represents the interest that has been earned from a borrowers’ loan or investment securities but not yet received.

Other Liabilities

Other liabilities include the FDIC Clawback liability, the unfunded commitment reserve, accrued interest on deposits and other payables. The FDIC Clawback liability represents a reimbursement the Company may be required to pay the FDIC if actual losses are less than certain thresholds established in each loss share agreement. Accrued interest on deposits represents interest that has been earned and payable to depositors. Other payables are expenses incurred by the Company for services received that will be paid in the near future.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Income Taxes

Income tax expense is based upon income before income taxes and generally differs from income taxes paid due to deferred income taxes and benefits arising from income and expenses being recognized in different periods for financial and income tax reporting purposes, as well as permanent differences, such as gains on acquisitions. The Company uses the asset and liability method to account for deferred income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the income tax basis of the Company’s assets and liabilities at the effective rates expected to be in effect when such amounts are realized or settled. The Company evaluates the realization of deferred tax assets based upon all positive and negative evidence available at the balance sheet date. Realization of deferred tax assets is based upon the Company’s judgments, including taxable income within any applicable carryback periods, future projected taxable income, reversal of taxable temporary differences and other tax-planning strategies to maximize realization of the deferred tax assets. A valuation allowance is recognized for a deferred tax asset if, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the income tax provision or benefit, the Company evaluates the technical merits of its income tax positions based upon current legislative, judicial and regulatory guidance.

The Company continually monitors and evaluates the potential impact of current events on the estimates used to establish income tax expense and income tax liabilities. The Company and its subsidiary file a consolidated federal income tax return and separate state income tax returns based upon current tax law, positions taken by various tax auditors within the jurisdictions that the Company is required to file income tax returns, as well as potential or pending audits or assessments by such tax auditors. If the Company incurs interest and/or penalties related to income tax matters it will report them as a part of income tax expense.

Pension Accounting

The Company maintains an unfunded, noncontributory, nonqualified supplemental executive retirement plan (“SERP”) that covers key executives. The plan provides defined benefits based upon a fixed cash benefits schedule. The Company adopted authoritative guidance for employers’ accounting for pensions which require accounting for the SERP using the actuarial model and requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on the Consolidated Balance Sheets.

Other Comprehensive Income

Other comprehensive income is defined as the change in shareholders’ equity during the period from transactions and other events and circumstances from nonowner sources. Accumulated other comprehensive income includes the reclassification for realized gains and losses from securities sales during the period, the unrealized holding gains and losses from investment securities available-for-sale and the amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity.

Stock-based Compensation

The Company grants stock options and other equity awards to purchase its common stock to certain key officers/employees and directors. Stock options are for a fixed number of shares with an exercise price equal to the fair value of the shares at the grant date. Stock-based compensation expense is recognized in the Consolidated Statements of Income on a straight-line basis over the vesting period. In addition, the Company estimates the

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

number of awards for which vesting is probable and adjusts compensation cost accordingly. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise. At the time that stock-based awards are exercised, cancelled, or expire, the Company may be required to recognize an adjustment to income tax expense.

Fair Values

US GAAP requires the use of fair values in determining the carrying values of certain assets and liabilities, as well as for specific disclosures. Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between willing market participants at the measurement date. When determining the fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which those assets or liabilities are sold and considers assumptions that market participants would use when pricing those assets or liabilities.

Individual fair value estimates are ranked on a three-tiered scale based upon the relative reliability of the inputs used in the valuation. Fair values determined using Level 1 inputs rely on active and observable markets to price identical assets or liabilities. In situations where identical assets and liabilities are not traded in active markets, fair values may be determined based upon Level 2 inputs, which are used when observable data exists for similar assets and liabilities. Fair values for assets and liabilities that are not actively traded in observable markets are based upon Level 3 inputs, which are considered to be unobservable. Certain financial assets and liabilities are eligible for measurement at fair value with changes in fair value recognized in the income statements each period. Upon inception, the Company elected not to measure any assets and liabilities at fair value other than those otherwise required to be measured at fair value.

Acquisitions

US GAAP requires that the acquisition method of accounting be used for all business combinations and an acquirer be identified. The acquirer is the entity that obtains control of one or more businesses in the business combination and the acquisition date is the date the acquirer achieved control. The acquirer recognizes the fair value of assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date. If the fair value of assets purchased exceeded the fair value of liabilities assumed, it results in a “gain on acquisition”. If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Generally, fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available (the “measurement period”). During the measurement period, the Company recognizes adjustments to the initial amounts recorded as if the accounting for the business combination had been completed at the acquisition date. Adjustments are typically recorded as a result of new information received after the acquisition date that is necessary to identify and measure identifiable assets acquired and liabilities assumed.

Operating Segments

Accounting standards require that information be reported about a company’s operating segments using a “management approach.” Reportable segments are identified in these standards as those revenue-producing components for which separate financial information is produced internally and which are subject to evaluation by the chief operating decision maker. While the chief operating decision maker monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Recent Accounting Pronouncements

In April 2011, the FASB issued ASU 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The ASU provides additional guidance to assist creditors in determining whether a modification of a receivable meets the criteria to be considered a TDR, both for purposes of recognizing loan losses and additional disclosures regarding TDRs. A modification of a credit arrangement constitutes a TDR if the debtor is experiencing financial difficulties and the Company grants a concession to the debtor that it would not otherwise consider. The clarifications for classification apply to all restructurings occurring on or after January 1, 2011. The related disclosures, which were previously deferred by ASU 2011-01 are required for annual periods ending on or after December 15, 2012 with early adoption permitted and require that all restructurings occurring after the beginning of the year of adoption be evaluated under the new guidance. The adoption of this guidance did not have a material impact on the Company’s financial condition or results of operations.

In April 2011, the FASB issued ASU 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. A repurchase agreement is a transaction in which a company sells financial instruments to a buyer, typically in exchange for cash and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date. The determination of whether the transaction is accounted for as a sale or a collateralized financing is determined by assessing whether the seller retains effective control of the financial instrument. The ASU changes the assessment of effective control by removing the criterion that requires the seller to have the ability to repurchase or redeem financial assets with substantially the same terms, even in the event of default by the buyer and the collateral maintenance implementation guidance related to that criterion. The guidance is effective for annual periods beginning on or after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial condition or results of operations.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS. Certain provisions clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements, while others change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The guidance is to be applied prospectively and is effective for annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial condition or results of operations.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The ASU requires presentation of the components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The update does not change the items presented in other comprehensive income. The guidance is effective on January 1, 2012 and must be applied retrospectively for all periods presented. The adoption of the guidance did not have a material impact on the Company’s financial condition or results of operations.

In September 2011, the FASB issued ASU 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment. The ASU amends interim and annual goodwill impairment testing requirements. Under the ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The “more likely than not” threshold is defined as having a likelihood of more than 50 percent. The guidance is effective for

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

annual and interim goodwill impairment tests beginning January 1, 2012 with early adoption permitted. The adoption of this guidance did not have a material impact on the Company’s financial condition or results of operations.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities and then amended the scope of ASU 2011-11 in January 2013 through the issuance of ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The update requires entities to disclose information about offsetting and related arrangements of financial instruments and derivative instruments. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with current literature or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current literature. The guidance is effective for fiscal years beginning on or after January 1, 2013. The adoption of this guidance did not have a material impact on the Company’s financial condition or results of operations.

In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The amendments in this update defer those changes in ASU 2011-05 that relate to the presentation of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. All other requirements in ASU 2011-05 are not affected by this update. The amendments are effective for fiscal years ending after December 15, 2012. The adoption of this guidance did not have a material impact on the Company’s financial condition or results of operations.

In July 2012, the FASB issued ASU 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite – Lived Intangible Assets for Impairment. The ASU amends the guidance related to testing indefinite-lived intangible assets, other than goodwill, for impairment. The ASU allows for a qualitative assessment in testing an indefinite-lived intangible asset for impairment before calculating the fair value of the asset. If the qualitative assessment determines that it is more likely than not that the asset is impaired, then a quantitative assessment of the fair value of the asset is required; otherwise, the quantitative calculation is not necessary. The guidance is effective January 1, 2013; however, early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s financial condition or results of operations.

In October 2012, the FASB issued ASU 2012-06, Business Combinations (Topic 805): Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution. The amendments in this update clarify the applicable guidance for subsequently measuring an indemnification asset recognized as a result of a government-assisted acquisition of a financial institution. The update provides that changes in cash flows expected to be collected on the indemnification asset arising subsequent to initial recognition as a result of changes in cash flows expected to be collected on the related indemnified assets should be accounted for on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement. The guidance is effective prospectively for fiscal years beginning on or after December 15, 2012. The adoption of this guidance did not have a material impact on the Company’s financial condition or results of operations.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The new amendment requires companies to present information about reclassification adjustments from accumulated other comprehensive income in a single

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

note or on the face of the financial statements. Additionally, companies are to disclose, by component, reclassifications out of accumulated other comprehensive income and their effects on the respective line items on net income and other disclosures currently required under U.S. GAAP. The guidance is effective prospectively for fiscal years beginning on or after December 15, 2012. The adoption of this guidance did not have a material impact on the Company’s financial condition or results of operations.

2.	Acquisitions

The Company has determined that the acquisitions completed during the years ended December 31, 2013 and 2012 constitute business combinations. Accordingly, assets acquired and liabilities assumed are recorded initially at their acquisition-date fair values. In many cases, the determination of these fair values requires management to make estimates about discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and subject to change.

Estimated fair values are considered preliminary and, in accordance with US GAAP, are subject to change for up to one year after the acquisition date if additional information relative to acquisition-date fair values becomes available. Material adjustments to acquisition-date fair values are recorded in the period in which the acquisition occurs; therefore, previously reported results are subject to change.

On November 8, 2013, the Company purchased Essex Bank’s (“Essex”) Georgia banking franchise, which was comprised of four bank branches located in Loganville, Snellville, Grayson and Covington, Georgia. The table below presents a summary of the assets and liabilities purchased from Essex:

Essex	Carrying Value Acquired	Purchase Adjustments	As Recorded by CSB
Assets
Cash and due from banks	$187,940	$—	$187,940
Other intangible assets	—	1,214	1,214
Premises and equipment	5,174	(43)	5,131
Other assets	191	—	191

Total assets acquired	$193,305	$1,171	$194,476

Liabilities
Deposits
Noninterest-bearing	$15,869	$—	$15,869
Interest-bearing	177,301	192	177,493

Total deposits	193,170	192	193,362
Other liabilities	135	—	135

Total liabilities assumed	$193,305	$192	$193,497

Net identifiable assets acquired			$979
Cash consideration transferred to Essex			(2,569)

Goodwill			$(1,590)

The acquisition of the Essex branches resulted in the recognition of $1,590 in goodwill, which is fully tax-deductible for tax purposes. The goodwill arose primarily as a result of the expected synergies from combining the operations of the Essex branches with the Company.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

On July 20, 2012, the Company purchased substantially all of the assets and assumed substantially all of the deposits and other borrowings of Georgia Trust Bank (“GTB”) from the FDIC, as Receiver of GTB, in order to expand the Company’s banking presence in Georgia. GTB operated two commercial banking branches in north metro Atlanta, Georgia. GTB was placed into receivership with the FDIC upon its closure by the Georgia Department of Banking and Finance.

The Company and the FDIC entered into a loss share agreement regarding future losses incurred on loans and OREO existing at the acquisition date. The FDIC will reimburse the Company for 80 percent of total losses incurred on applicable non-single family loans. The term for loss share on non-single family loans is five years with respect to losses and eight years with respect to loss recoveries.

The Company did not acquire the real estate, banking facilities, furniture and equipment of GTB as of July 20, 2012, but retained the option to purchase these assets at fair market value from the FDIC. The Company completed a review of the former GTB locations and notified the FDIC that it did not intend to purchase any real estate, banking facilities, furniture and equipment of GTB.

During 2013, the Company made certain adjustments to the estimated fair values of the assets and liabilities acquired in connection with the GTB acquisition based upon new information that was not originally available as of the acquisition date.

The table below presents a summary of the assets and liabilities purchased in the GTB acquisition:

GTB	Carrying Value per FDIC	Purchase Adjustments	As Initially Recorded by CSB	Subsequent Adjustments	As Finally Recorded by CSB
Assets
Cash and due from banks	$23,110	$11,381	$34,491	$—	$34,491
Federal funds sold	4,475	—	4,475	—	4,475
Investment securities available-for-sale	9,994	(29)	9,965	—	9,965
Loans	69,108	(16,606)	52,502	—	52,502
OREO	6,446	(2,763)	3,683	—	3,683
FDIC Loss Share Receivable	—	11,245	11,245	—	11,245
Other intangible assets	—	342	342	—	342
Other assets	280	(185)	95	(57)	38

Total assets acquired	$113,413	$3,385	$116,798	$(57)	$116,741

Liabilities
Deposits
Noninterest-bearing	$55,605	$—	$55,605	$—	$55,605
Interest-bearing	54,574	—	54,574	—	54,574
Total deposits	110,179	—	110,179	—	110,179

FDIC clawback liability	—	236	236	—	236
Deferred tax liability	—	2,468	2,468	(22)	2,446
Other liabilities	40	—	40	—	40

Total liabilities assumed	$110,219	$2,704	$112,923	$(22)	$112,901

Excess of assets assumed over liabilities acquired	$3,194	$681		$(35)

Gain on acquisition of GTB			$3,875		$3,840

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

The acquisition of GTB resulted in a bargain purchase gain of $3,840, which is included in “gain on acquisitions” within the Consolidated Statements of Income. The gain represents the excess of the estimated fair value of the assets acquired (including cash payments received from the FDIC) over the estimated fair value of the liabilities assumed and is influenced significantly by the FDIC-assisted transaction process.

On July 20, 2012, the Company purchased substantially all of the assets and assumed substantially all of the deposits and other borrowings of FCSB from the FDIC, as Receiver, of FCSB, in order to expand the Company’s banking presence in Georgia. FCSB operated three commercial banking branches in north metro Atlanta, Georgia. FCSB was placed into receivership with the FDIC upon its closure by the Georgia Department of Banking and Finance.

The Company and the FDIC entered into loss share agreement regarding future losses incurred on loans and OREO existing at the acquisition date. The FDIC will reimburse the Company for 80 percent of total losses incurred on applicable non-single family loans. The term for loss share on non-single family loans is five years with respect to losses and eight years with respect to loss recoveries.

The Company did not acquire the real estate, banking facilities, furniture and equipment of FCSB as of July 20, 2012, but retained the option to purchase these assets at fair market value from the FDIC. The Company completed a review of the former FCSB locations and notified the FDIC of its intent to purchase certain real estate, banking facilities and equipment for a combined purchase price of $1,815. The purchase was completed in the second quarter of 2013.

During 2013, the Company made certain adjustments to the estimated fair values of the assets and liabilities acquired in connection with the FCSB acquisition based upon new information that was not originally available as of the acquisition date.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

The table below presents a summary of the assets and liabilities purchased in the FCSB acquisition:

FCSB	Carrying Value per FDIC	Purchase Adjustments	As Initially Recorded by CSB	Subsequent Adjustments	As Finally Recorded by CSB
Assets
Cash and due from banks	$28,409	$18,889	$47,298	$105	$47,403
Investment securities available-for-sale	15,466	(84)	15,382	—	15,382
Loans	130,894	(25,082)	105,812	—	105,812
OREO	31,146	(21,998)	9,148	—	9,148
FDIC Loss Share Receivable	—	32,052	32,052	—	32,052
Other intangible assets	—	1,068	1,068	—	1,068
Other assets	4,680	(3,215)	1,465	—	1,465

Total assets acquired	$210,595	$1,630	$212,225	$105	$212,330

Liabilities
Deposits
Noninterest-bearing	$87,693	$—	$87,693	$—	$87,693
Interest-bearing	91,363	—	91,363	—	91,363

Total deposits	179,056	—	179,056	—	179,056
Other borrowings	25,140	1,826	26,966	—	26,966
FDIC clawback liability	—	385	385	—	385
Deferred tax liability	—	2,164	2,164	(243)	1,921
Other liabilities	253	—	253	729	982

Total liabilities assumed	$204,449	$4,375	$208,824	$486	$209,310

Excess of assets assumed over liabilities acquired	$6,146	$(2,745)		$(381)

Gain on acquisition of FCSB			3,401		$3,020

The acquisition of FCSB resulted in a bargain purchase gain of $3,020, which is included in “gain on acquisitions” within the Consolidated Statements of Income. The gain represents the excess of the estimated fair value of the assets acquired (including cash payments received from the FDIC) over the estimated fair value of the liabilities assumed and is influenced significantly by the FDIC-assisted transaction process.

The following is a description of the methods used to determine the fair values of significant assets and liabilities acquired:

Cash and Due from Banks

The carrying amount of these assets is expected to reasonably approximate fair value given the short-term nature of the assets.

Federal Funds Sold

The carrying amount of federal funds sold is expected to reasonably approximate fair value based upon the short-term nature of the asset.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Investment Securities Available-for-sale

Fair values for investment securities are determined by quoted market prices at the time of acquisition.

Loans

Fair values for acquired loans are estimated upon a discounted cash flow methodology that considered factors including the type of loans and related collateral, classification status, fixed or variable interest rate, loan term and whether or not the loan was amortizing and a market discount rate reflecting risks inherent in the acquired loans. Fair values of acquired loans include both a rate-based valuation mark, representing the carrying value of discount required to establish the appropriate effective yield for acquired loans, as well as a credit-based valuation mark representing the valuation adjustment applied to acquired loans related to credit loss assumptions.

OREO

Fair values for OREO are estimated based upon the value that management expects to receive when the property is sold, net of related costs of disposal.

FDIC Loss Share Receivable

The fair value of the FDIC loss share receivable is estimated based upon a discounted cash flow methodology that considers the amount and timing of losses expected to be submitted to the FDIC for indemnification. The indemnification asset is measured separately from the related covered assets as it is not contractually embedded in the covered assets and is not transferable with the covered assets should the Company choose to dispose of them.

Other Intangible Assets

Fair values for intangible assets are estimated based upon a discounted cash flow methodology that gave appropriate consideration to expected customer attrition rates, cost of the deposit base and the net maintenance cost attributable to customer deposits.

Premises and Equipment

Fair values for premises and equipment are estimated based upon independent appraisals.

Other Assets

Other assets include accrued interest that has been earned on borrowers’ loans or investment securities not yet received and prepaid expenses. The carrying value of these assets is expected to reasonably approximate fair value.

Deposits

The fair values used for the noninterest-bearing deposits that comprise the transactions accounts acquired closely approximate the amount payable on demand at the acquisition date and thus reasonably approximate fair value. The fair value of interest-bearing deposits is estimated based upon a discounted cash flow methodology. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. For GTB and FCSB, no fair value adjustments were applied for time deposits as the Company was provided with the option, upon acquisition, to reset deposit rates to market rates currently offered.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Other Borrowings

The fair values of other borrowings are estimated using a discounted cash flow methodology that considers contractual pre-payment penalties determined by the lender.

FDIC Clawback Liability

The FDIC clawback liability represents the present value of future payments to the FDIC in the event that losses fail to reach expected levels. The fair value of the FDIC clawback liability is estimated based upon a discounted cash flow methodology.

Deferred Tax Liability

Deferred tax liabilities are temporary differences between the carrying amount of a liability recognized in the Consolidated Balance Sheets and the related tax basis for the liability using enacted tax rates in effect for the year in which the difference are expected to be recovered.

Other Liabilities

Other liabilities include accrued interest on deposit accounts and additional accounts held in escrow. The carrying value of these liabilities is expected to reasonably approximate fair value.

3.	Investment Securities

The aggregate values of investment securities at December 31, 2013 and 2012 along with gains and losses determined on an individual security basis are as follows:

	Held-to-Maturity As of December 31, 2013				Available-for-Sale As of December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government	$—	$—	$—	$—	$30,120	$—	$1,750	$28,370
Certificates of deposit	10,777	4	174	10,607	—	—	—	—
FNMA, GNMA and FHLMC mortgage-backed securities	—	—	—	—	211,093	2,312	2,485	210,920
Asset backed securities	—	—	—	—	19,470	14	79	19,405
Collateralized mortgage obligations	—	—	—	—	157,002	2,606	559	159,049
State, county and municipal	64,903	2,394	377	66,920	—	—	—	—
Corporate bonds	—	—	—	—	15,069	268	235	15,102
Equity securities	—	—	—	—	191	—	—	191

Total investment securities	$75,680	$2,398	$551	$77,527	$432,945	$5,200	$5,108	$433,037

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

	Held-to-Maturity As of December 31, 2012				Available-for-Sale As of December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government	$—	$—	$—	$—	$25,143	$24	$18	$25,149
FNMA, GNMA and FHLMC mortgage-backed securities	—	—	—	—	117,760	4,415	—	122,175
Asset backed securities	—	—	—	—	16,747	23	83	16,687
Collateralized mortgage obligations	—	—	—	—	175,610	4,322	2	179,930
State, county and municipal	66,550	5,556	22	72,084	1,061	27	—	1,088
Corporate bonds	—	—	—	—	14,698	477	—	15,175
Certificates of deposit	—	—	—	—	—	—	—	—
Equity securities	—	—	—	—	796	696	—	1,492

Total investment securities	$66,550	$5,556	$22	$72,084	$351,815	$9,984	$103	$361,696

The following table provides contractual maturity information for investment securities as of December 31, 2013. Callable securities are assumed to mature on their earliest call date. Actual maturities may differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity As of December 31, 2013		Available-for-Sale As of December 31, 2013
	Cost	Fair Value	Cost	Fair Value
Maturing in
One year or less	$2,112	$2,105	$6,235	$5,914
One through five years	26,545	27,080	327,379	330,311
Five through ten years	38,021	39,034	97,164	94,631
Over ten years	9,002	9,308	1,976	1,990
Equity securities	—	—	191	191

Total investment securities	$75,680	$77,527	$432,945	$433,037

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

The following table provides information regarding securities with unrealized losses as of December 31, 2013 and 2012:

	As of December 31, 2013
	Less Than 12 Months		More Than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government	$28,370	$1,750	$—	$—	$28,370	$1,750
Certificates of deposit	9,770	174	—	—	9,770	174
FNMA, GNMA and FHLMC mortgage-backed securities	96,094	2,485	—	—	96,094	2,485
Collateralized mortgage obligation	25,552	176	8,231	383	33,783	559
Asset backed securities	8,283	46	9,133	33	17,416	79
Corporate bonds	9,850	235	—	—	9,850	235
State, county and municipal	12,490	321	666	56	13,156	377

Total investment securities	$190,409	$5,187	$18,030	$472	$208,439	$5,659

	As of December 31, 2012
	Less Than 12 Months		More Than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government	$10,152	$18	$—	$—	$10,152	$18
FNMA, GNMA and FHLMC mortgage-backed securities	881	2	—	—	881	2
Asset backed securities	9,676	83	—	—	9,676	83
State, county and municipal	1,284	22	—	—	1,284	22

Total investment securities	$21,993	$125	$—	$—	$21,993	$125

The Company held certain investment securities having unrealized loss positions. As of December 31, 2013, the Company did not intend to sell these securities nor was it more likely than not that the Company would be required to sell these securities before their anticipated recovery or maturity. The Company has reviewed its portfolio for OTTI in accordance with the accounting policies outlined in Note 1, “Summary of Significant Accounting Policies and Nature of Business,” to the Consolidated Financial Statements. Market changes in interest rates and credit spreads will result in temporary unrealized losses as the market price of securities fluctuates. As a result, the Company had no other-than-temporary impairment for the years ended December 31, 2013 and 2012.

During the years ended December 31, 2013 and 2012, the Company had investment gross gains of $2,541 and $1,531 and investment losses of $9 and $91, respectively.

During the year ended December 31, 2011, the Company elected to transfer certain debt securities from its available-for-sale portfolio to its held-to-maturity portfolio. These transfers were made at fair value at the date of transfer and the unrealized holding gain of $898 at this date is retained in accumulated other comprehensive income. Such amounts are amortized as a yield adjustment over their remaining maturities.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

The Company had pledged HTM and AFS securities having aggregate fair values of $64,305 and $333,062, respectively, at December 31, 2013 and $65,426 and $282,956, respectively, at December 31, 2012, to secure public funds on deposit and certain other borrowings, and for other purposes as required by law.

4.	Loans

The Company’s recorded investment in loans outstanding at December 31, 2013 and 2012 is summarized as follows:

	2013	2012
Commercial loans:
Commercial & industrial	$274,923	$206,679
Commercial real estate	657,485	426,416
Commercial construction	22,628	21,719

Total commercial loans	955,036	654,814
Consumer loans:
Residential real estate	38,259	15,393
Residential construction	42,089	27,008
Consumer purpose & other	322,867	168,722

Total consumer loans	403,215	211,123
Other acquired loans	26,460	35,151

Total non-covered loans	1,384,711	901,088
Covered loans	377,926	511,952

Total loans held for investment	$1,762,637	$1,413,040

Loans held for sale	$1,967	$24,146

Covered loans represent loans acquired from the FDIC subject to one of the loss share agreements. Other acquired loans represent primarily consumer loans purchased from the FDIC that are not subject to one of the loss share agreements.

The Company monitors the credit quality of its commercial loan portfolio using internal risk ratings. These risk ratings are based upon established regulatory guidance and are assigned upon initial approval of credit to borrowers. Ratings are updated at least annually after the initial assignment or whenever management becomes aware of information affecting the borrowers’ ability to fulfill their obligations.

The Company utilizes the following categories of credit grades to evaluate its commercial loan portfolio:

Pass. Higher quality loans that do not fit any of the other categories described below.

Special Mention. The Company assigns a special mention rating to loans with potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or lease or the Company’s credit position at some future date.

Substandard. The Company assigns a substandard rating to loans that are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard loans have well-defined weaknesses that jeopardize repayment of the debt. Substandard loans are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not addressed.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Doubtful. The Company assigns a doubtful rating to loans with all the attributes of a substandard rating with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors that may work to the advantage and strengthening of the credit quality of the loan, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans.

The Company monitors the credit quality of its consumer portfolio based primarily on delinquency status, which is the primary factor considered in determining whether a consumer loan should be classified as nonaccrual.

The following tables illustrate the credit quality indicators associated with the Company’s originated loan portfolio as of December 31, 2013 and 2012:

	As of December 31, 2013
	Commercial & Industrial	Commercial Real Estate	Commercial Construction	Total
Pass	$270,216	$652,354	$22,518	$945,088
Special Mention	1,113	3,938	34	5,085
Substandard	3,594	1,193	76	4,863
Doubtful	—	—	—	—

	$274,923	$657,485	$22,628	$955,036

	As of December 31, 2012
	Commercial & Industrial	Commercial Real Estate	Commercial Construction	Total
Pass	$206,483	$422,139	$21,591	$650,213
Special Mention	21	1,948	—	1,969
Substandard	175	2,329	128	2,632
Doubtful	—	—	—	—

	$206,679	$426,416	$21,719	$654,814

	As of December 31, 2013
	Residential Real Estate	Residential Construction	Consumer Purpose & Other	Total
Performing	$38,140	$42,048	$322,769	$402,957
Nonperforming	119	41	98	258

	$38,259	$42,089	$322,867	$403,215

	As of December 31, 2012
	Residential Real Estate	Residential Construction	Consumer Purpose & Other	Total
Performing	$14,742	$26,893	$168,471	$210,106
Nonperforming	651	115	251	1,017

	$15,393	$27,008	$168,722	$211,123

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

The following tables illustrate the credit quality indicators associated with the Company’s acquired loan portfolio as of December 31, 2013 and 2012:

	As of December 31, 2013
	Commercial & Industrial	Commercial Real Estate	Commercial Construction	Total
Pass	$6,726	$119,837	$4,842	$131,405
Special Mention	7,148	16,536	1,073	24,757
Substandard	1,143	75,971	3,877	80,991
Doubtful	1,520	2,225	1,172	4,917

	$16,537	$214,569	$10,964	$242,070

	As of December 31, 2012
	Commercial & Industrial	Commercial Real Estate	Commercial Construction	Total
Pass	$10,000	$138,878	$6,272	$155,150
Special Mention	8,673	32,562	3,041	44,276
Substandard	3,586	107,858	17,491	128,935
Doubtful	1,732	3,996	4,982	10,710

	$23,991	$283,294	$31,786	$339,071

	As of December 31, 2013
	Residential Real Estate	Residential Construction	Consumer Purpose & Other	Total
Performing	$91,870	$39,569	$2,746	$134,185
Nonperforming	14,923	12,687	521	28,131

	$106,793	$52,256	$3,267	$162,316

	As of December 31, 2012
	Residential Real Estate	Residential Construction	Consumer Purpose & Other	Total
Performing	$116,160	$45,029	$3,688	$164,877
Nonperforming	22,894	19,813	448	43,155

	$139,054	$64,842	$4,136	$208,032

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

The Company tracks loan payment activity for the loan portfolio. Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. The payment status for the loan portfolio at December 31, 2013 and 2012 is shown in the tables below. Loans acquired with deteriorated credit quality have been excluded from this delinquency analysis because interest income on such loans is recognized using the accretion method and the related allowance is determined by loan pool performance.

	As of December 31, 2013
	Accruing Current	Accruing 30 – 89 Days Past Due	Accruing 90+ Days Past Due	Nonaccruing	Total
Commercial loans:
Commercial & industrial	$274,814	$20	$—	$89	$274,923
Commercial real estate	656,999	486	—	—	657,485
Commercial construction	22,569	—	—	59	22,628
Consumer loans:
Residential real estate	38,140	—	—	119	38,259
Residential construction	42,044	4	—	41	42,089
Consumer purpose & other	322,323	439	7	98	322,867

	$1,356,889	$949	$7	$406	$1,358,251

	As of December 31, 2012
	Accruing Current	Accruing 30 – 89 Days Past Due	Accruing 90+ Days Past Due	Nonaccruing	Total
Commercial loans:
Commercial & industrial	$202,412	$44	$4,092	$131	$206,679
Commercial real estate	425,094	336	—	986	426,416
Commercial construction	21,619	100	—	—	21,719
Consumer loans:
Residential real estate	15,005	—	320	68	15,393
Residential construction	26,953	—	—	55	27,008
Consumer purpose & other	168,435	105	15	167	168,722

	$859,518	$585	$4,427	$1,407	$865,937

The Company considers a loan to be impaired when, based upon current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans accounted for as loans acquired with deteriorated credit quality are excluded from this analysis, even though they may be contractually past due, as any nonpayment of contractual principal or interest is considered in the periodic re-estimation of expected cash flows and is included in the resulting recognition of current period covered loan loss provision or future period yield adjustment.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

The following table sets forth certain information regarding the Company’s impaired loans as of December 31, 2013 and 2012:

	As of December 31, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With no related allowance recorded:
Commercial loans:
Commercial & industrial	$89	$101	$—	$110
Commercial real estate	—	—	—	—
Commercial construction	59	64	—	61
Consumer loans:
Residential real estate	1,100	2,004	—	882
Residential construction	42	105	—	49
Consumer purpose & other	56	110	—	74
With an allowance recorded:
Commercial loans:
Commercial & industrial	35	35	1	37
Commercial real estate	—	—	—	—
Commercial construction	—	—	—	—
Consumer loans:
Residential real estate	226	226	26	228
Residential construction	34	47	6	34
Consumer purpose & other	49	57	10	55

Total impaired loans	$1,690	$2,749	$43	$1,530

	As of December 31, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With no related allowance recorded:
Commercial loans:
Commercial & industrial	$264	$264	$—	$268
Commercial real estate	3,589	6,481	—	5,103
Commercial construction	—	—	—	—
Consumer loans:
Residential real estate	978	1,806	—	928
Residential construction	116	218	—	142
Consumer purpose & other	167	174	—	167
With an allowance recorded:
Commercial loans:
Commercial & industrial	—	—	—	—
Commercial real estate	—	—	—	—
Commercial construction	—	—	—	—
Consumer loans:
Residential real estate	—	—	—	—
Residential construction	—	—	—	—
Consumer purpose & other	—	—	—	—

Total impaired loans	$5,114	$8,943	$—	$6,608

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Interest income recognized on impaired loans was de minimis for the years ended December 31, 2013 and 2012. No such income was recognized on a cash basis.

TDRs are loans in which the borrower is experiencing financial difficulty and the Company has granted an economic concession to the borrower. Prior to modifying a borrower’s loan terms, the Company performs an evaluation of the borrower’s financial condition and ability to service under the potential modified loan terms. The types of concessions granted are generally interest rate reductions or term extensions. If a loan is accruing at the time of modification, the loan remains on accrual status and is subject to the Company’s charge-off and nonaccrual policies. If a loan is on nonaccrual before it is determined to be a TDR, then the loan remains on nonaccrual. TDRs may be returned to accrual status if there has been a sustained period of repayment performance by the borrower. Generally, once a loan becomes a TDR, it is probable that the loan will likely continue to be reported as a TDR for the life of the loan.

During the periods ended December 31, 2013 and 2012, certain loans were modified under the terms of a TDR. Modifications typically involve a reduction in the stated interest rate of the loan lower than a market rate for new debt with similar risks, an extension of the maturity date of the loan, or both.

The following table presents loans, by class, which had been modified under the terms of a TDR for the years ended December 31, 2013 and 2012:

	As of December 31, 2013
	Number of Modifications	Unpaid Principal Balance	Recorded Investment
Commercial loans:
Commercial & industrial	1	$35	$35
Commercial real estate	4	9,896	7,288
Commercial construction	—	—	—
Consumer loans:
Residential real estate	15	2,229	1,326
Residential construction	3	152	76
Consumer purpose & other	3	45	44

Total	26	$12,357	$8,769

	As of December 31, 2012
	Number of Modifications	Unpaid Principal Balance	Recorded Investment
Commercial loans:
Commercial & industrial	3	$133	$133
Commercial real estate	2	5,495	2,603
Commercial construction	—	—	—
Consumer loans:
Residential real estate	12	1,738	910
Residential construction	2	108	64
Consumer purpose & other	—	—	—

Total	19	$7,474	$3,710

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

The Company is not committed to lend additional amounts as of December 31, 2013 and December 31, 2012 to customers with outstanding loans that are classified as TDRs. Charge-offs on such loans are factored into the rolling historical loss rate, which is used in the calculation of the allowance for loan losses.

The Company does not have a significant concentration of risk to any individual client except for the U.S. government and its agencies. However, a geographic concentration arises because the Company operates primarily in the state of Georgia. The Company does not engage in international banking activities.

Under a line of credit agreement with the FHLBA, at December 31, 2013 and 2012, the Company had pledged certain loans under a blanket lien as collateral for its FHLBA borrowings. The loans encumbered by the blanket lien included all qualifying 1-4 family first mortgage loans, multi-family first mortgage loans and commercial real estate loans.

Acquired Loans

The following tables reflect the recorded investment of all acquired loans as of December 31, 2013 and 2012:

	As of December 31, 2013
	Acquired Loans
	Credit Impaired[1]	Non-credit Impaired	Total
Covered Loans:
Commercial loans:
Commercial & industrial	$14,669	$593	$15,262
Commercial real estate	206,432	879	207,311
Commercial construction	10,513	226	10,739
Consumer loans:
Residential real estate	76,929	14,641	91,570
Residential construction	49,095	1,792	50,887
Consumer purpose & other	1,306	851	2,157
Non-covered Loans:
Other acquired loans	20,229	6,231	26,460

	$379,173	$25,213	$404,386

1	Acquired loans under the guidance governing acquired loans with deteriorated credit quality.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

	As of December 31, 2012
	Acquired Loans
	Credit Impaired[1]	Non-credit Impaired	Total
Covered Loans:
Commercial loans:
Commercial & industrial	$20,388	$1,161	$21,549
Commercial real estate	273,368	2,062	275,430
Commercial construction	31,661	83	31,744
Consumer loans:
Residential real estate	99,950	16,875	116,825
Residential construction	62,406	1,661	64,067
Consumer purpose & other	1,882	455	2,337
Non-covered Loans:
Other acquired loans	30,306	4,845	35,151

	$519,961	$27,142	$547,103

1	Acquired loans under the guidance governing acquired loans with deteriorated credit quality.

Changes in the recorded investment of acquired loans for the years ended December 31, 2013 and 2012 were as follows:

	2013	2012
Carrying value of acquired loans:
Balance, beginning of period	$547,103	$608,240
Additions	—	152,022
Cash basis income on loans accounted for under the cost recovery method	8,846	9,440
Accretion of fair value discounts	59,633	87,577
Reductions in principal balances from repayments, write-offs, and foreclosures	(211,196)	(310,176)

Balance, end of period	$404,386	$547,103

The outstanding unpaid principal balance for all acquired loans as of December 31, 2013 and 2012 was $642,619 and $1,020,328, respectively.

The Company purchased loans during the year ended December 31, 2012, in connection with the GTB and FCSB acquisitions, as further discussed in Note 2, “Acquisitions”. These loans were deemed to have been acquired with deteriorated credit quality due to the nature of FDIC-assisted acquisitions.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Contractual loan payments receivable, estimates of amounts not expected to be collected, accretable yield, and the resulting fair values of the loans acquired in the GTB and FCSB acquisitions (as of the acquisition date) are as follows:

2012
Contractually required payments receivable	$244,890
Cash flows expected to be collected	192,265

Nonaccretable difference	$52,625

Cash flows expected to be collected	$192,265
Fair value of acquired impaired loans	152,022

Accretable yield	$40,243

Changes in the amount of accretable yield on loans acquired with deteriorated credit quality for the years ended December 31, 2013 and 2012 were as follows:

	First National Bank of Georgia	Appalachian Community Bank	Bank of Ellijay	The Peoples’ Bank	First Commerce Community Bank	Georgia Trust Bank	First Cherokee State Bank	TOTAL
Balance at January 1, 2012	$95,818	$95,820	$8,347	$19,467	$8,638	$—	$—	$228,090
Additions	—	—	—	—	—	5,457	34,786	40,243
Transfer to cost recovery	(12,276)	(7,800)	—	—	—	—	—	(20,076)
Reclassifications from / (to) nonaccretable difference	(3,175)	(20,629)	4,874	11,700	6,841	(156)	(1,373)	(1,918)
Accretion	(27,865)	(27,543)	(5,403)	(11,273)	(7,629)	(1,494)	(3,153)	(84,360)

Balance at December 31, 2012	52,502	39,848	7,818	19,894	7,850	3,807	30,260	161,979
Additions	—	—	—	—	—	—	—	—
Transfer to cost recovery	—	—	(6)	(4)	—	—	—	(10)
Reclassifications from / (to) nonaccretable difference	6,016	4,291	4,124	3,335	3,999	4,557	6,957	33,279
Accretion	(17,545)	(12,673)	(4,783)	(7,289)	(5,154)	(3,176)	(6,827)	(57,447)

Balance at December 31, 2013	$40,973	$31,466	$7,153	$15,936	$6,695	$5,188	$30,390	$137,801

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

5.	Allowance for Credit Losses

Activity in the allowance for credit losses for the years ended December 31, 2013 and 2012 is summarized in the table below:

	As of December 31, 2013
	Beginning Balance	Charge-Offs	Recoveries	Provision	Ending Balance
Commercial loans:
Commercial & industrial	$4,475	$(18)	$3	1,817	$6,277
Commercial real estate	3,726	(134)	8	1,818	5,418
Commercial construction	223	—	—	(31)	192
Consumer loans:
Residential real estate	142	(12)	—	538	668
Residential construction	241	—	—	(2)	239
Consumer purpose & other	2,395	(798)	47	4,012	5,656
Covered and other acquired	18,753	(3,749)	4,918	(7,837)	12,085
Unallocated	590	—	—	(590)	—

Allowance for loan losses	30,545	(4,711)	4,976	(275)	30,535
Reserve for unfunded lending commitments	4,724	—	—	1,481	6,205

Allowance for credit losses	$35,269	$(4,711)	$4,976	$1,206	$36,740

	As of December 31, 2012
	Beginning Balance	Charge-Offs	Recoveries	Provision	Ending Balance
Commercial loans:
Commercial & industrial	$2,069	$(50)	$—	$2,456	$4,475
Commercial real estate	1,790	—	—	1,936	3,726
Commercial construction	323	(14)	—	(86)	223
Consumer loans:
Residential real estate	35	—	—	107	142
Residential construction	88	(57)	—	210	241
Consumer purpose & other	533	(183)	4	2,041	2,395
Covered and other acquired	37,717	(23,799)	170	4,665	18,753
Unallocated	255	—	—	335	590

Allowance for loan losses	42,810	(24,103)	174	11,664	30,545
Reserve for unfunded lending commitments	1,869	—	—	2,855	4,724

Allowance for credit losses	$44,679	$(24,103)	$174	$14,519	$35,269

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

The following tables present the Company’s allowance for loan losses and the carrying value of the associated loans based upon the method for determining the allowance as of December 31, 2013 and 2012:

	As of December 31, 2013
	Commercial		Consumer		Acquired		Total
	Recorded Investment	Associated Allowance	Recorded Investment	Associated Allowance	Recorded Investment	Associated Allowance	Recorded Investment	Associated Allowance
Loans individually evaluated for impairment	$148	$—	$101	$13	$—	$—	$249	$13
Loans collectively evaluated for impairment	954,888	11,887	403,114	6,550	25,213	344	1,383,215	18,781
Loans acquired with deteriorated credit quality	—	—	—	—	379,173	11,741	379,173	11,741

Total	$955,036	$11,887	$403,215	$6,563	$404,386	$12,085	$1,762,637	$30,535

	As of December 31, 2012
	Commercial		Consumer		Acquired		Total[1]
	Recorded Investment	Associated Allowance	Recorded Investment	Associated Allowance	Recorded Investment	Associated Allowance	Recorded Investment	Associated Allowance
Loans individually evaluated for impairment	$1,117	$—	$287	$—	$—	$—	$1,404	$—
Loans collectively evaluated for impairment	653,697	8,424	210,836	2,778	27,142	5	891,675	11,207
Loans acquired with deteriorated credit quality	—	—	—	—	519,961	18,748	519,961	18,748

Total	$654,814	$8,424	$211,123	$2,778	$547,103	$18,753	$1,413,040	$29,955

1	Excludes $590 of unallocated allow ance that is associated with the reserve for collectively evaluated loans.

6.	Premises and Equipment

Major classifications of premises and equipment at December 31, 2013 and 2012 are summarized as follows:

	2013	2012
Land	$15,989	$13,237
Premises and leasehold improvements	36,177	34,121
Furniture and equipment	22,404	20,552

	74,570	67,910
Less: Accumulated depreciation and amortization	12,608	8,159

Total premises and equipment	$61,962	$59,751

There were no premises pledged to secure borrowings at December 31, 2013 and 2012.

The Company leases certain premises and equipment under various lease agreements that provide for payment of property taxes, insurance and maintenance costs. Operating leases frequently provide for one or more renewal

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

options on the same basis as current rental terms. However, certain leases require increased rentals under cost of living escalation clauses. Some leases also provide purchase options.

Future minimum rental commitments for noncancelable operating leases with initial or remaining terms of one or more years consisted of the following at December 31, 2013:

2014	$2,162
2015	2,081
2016	1,839
2017	1,481
2018	1,178
Thereafter	4,264

Total minimum payments	$13,005

Total rent expense for all operating leases amounted to $2,562 and $2,601 in 2013 and 2012, respectively, net of rent income, which totaled $34 and $81 during 2013 and 2012, respectively.

7.	OREO

The following table provides details of the Company’s OREO covered and not covered under a loss share agreement:

	Covered OREO	Not Covered OREO	Total OREO
December 31, 2013
Commercial construction	$9,073	$9	$9,082
Commercial real estate	18,978	532	19,510
Residential construction	14,781	11	14,792
Residential real estate	4,167	242	4,409

Total	$46,999	$794	$47,793

	Covered OREO	Not Covered OREO	Total OREO
December 31, 2012
Commercial construction	$17,710	$—	$17,710
Commercial real estate	45,650	—	45,650
Residential construction	49,622	1,302	50,924
Residential real estate	8,542	—	8,542

Total	$121,524	$1,302	$122,826

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Changes in the Company’s OREO covered and not covered under a loss share agreement were as follows:

	Covered OREO	Not Covered OREO	Total OREO
Balance January 1, 2012	$127,515	$—	$127,515
Additions through acquisitions	10,504	2,328	12,832
Additions	90,276	254	90,530
Sales	(59,766)	(1,280)	(61,046)
Losses and other adjustments	(47,005)	—	(47,005)

Balance December 31, 2012	$121,524	$1,302	$122,826
Additions	36,060	1,213	37,273
Sales	(90,196)	(1,661)	(91,857)
Losses and other adjustments	(20,389)	(60)	(20,449)

Balance December 31, 2013	$46,999	$794	$47,793

8.	FDIC Loss Share Receivable

In connection with each FDIC-assisted acquisition, a FDIC loss share receivable has been established for each acquired bank’s loan and OREO population that is covered by the loss sharing agreement. The FDIC loss share receivable represents the present value of the estimated losses on covered assets to be reimbursed by the FDIC. Pursuant to the terms of our loss share agreements, the FDIC is obligated to reimburse the Bank based on its loss share agreement percentage of all eligible losses with respect to covered assets, beginning with the first dollar of loss incurred. The Bank has a corresponding obligation to reimburse the FDIC based on its loss share agreement percentage of eligible recoveries with respect to covered assets.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

The following table shows changes in the carrying value of the FDIC loss share receivable for loss share agreements relating to covered loans and OREO for the years ended December 31, 2013 and 2012:

	First National Bank of Georgia	Appalachain Community Bank	Bank of Ellijay	The Peoples Bank of Winder	First Commerce Community Bank	Georgia Trust Bank	First Cherokee State Bank	Total
Carrying value of FDIC loss share receivable, at January 1, 2012	$86,307	$147,133	$20,699	$28,733	$36,282	$—	$—	$319,154
Additions resulting from:
Charge-offs, write-downs, and other losses	9,729	18,690	350	2,198	2,905	11,212	32,003	77,087
Allowable external expenses	5,578	7,566	1,414	2,077	1,603	200	406	18,844
Decreases in expected loan cash flows	(573)	1,354	581	787	899	—	—	3,048
Reductions resulting from:
Amortization	(7,884)	(8,327)	(2,530)	(3,413)	(3,924)	114	328	(25,636)
Payments received	(35,336)	(78,165)	(7,981)	(19,352)	(15,263)	—	—	(156,097)

Carrying value of FDIC loss share receivable, at December 31, 2012	$57,821	$88,251	$12,533	$11,030	$22,502	$11,526	$32,737	$236,400

Carrying value of FDIC loss share receivable, at January 1, 2012	$57,821	$88,251	$12,533	$11,030	$22,502	$11,526	$32,737	$236,400
Additions resulting from:								—
Charge-offs, write-downs, and other losses	1,751	4,485	2,673	81	1,753	449	(217)	10,975
Allowable external expenses	2,758	2,915	211	414	422	391	190	7,301
Decreases in expected loan cash flows	(4,127)	(1,658)	(229)	(310)	(354)	199	567	(5,912)
Reductions resulting from:								—
Amortization	(10,502)	(7,870)	(2,103)	(2,794)	(3,186)	(454)	(1,292)	(28,201)
Payments received	(16,779)	(45,840)	(7,033)	(5,972)	(8,522)	(6,359)	(21,791)	(112,296)

Carrying value of FDIC loss share receivable, at December 31, 2013	$30,922	$40,283	$6,052	$2,449	$12,615	$5,752	$10,194	$108,267

9.	Goodwill and Other Intangible Assets

The following table provides details of the Company’s goodwill by acquisition for the years ended December 31, 2013 and 2012:

	2013	2012
First National Bank of Georgia	$7,801	$7,801
The People’s Bank of Winder	2,227	2,227
Ameris Woodstock Branch	122	—
Essex Branches	1,590	—

Total Goodwill	$11,740	$10,028

Other intangible assets consist of core deposit intangibles and are amortized straight-line over a range of seven to ten years. At December 31, 2013 and 2012, other intangibles consisted of the following:

	As of December 31, 2013
	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
Core deposit intangible	$16,154	$(7,600)	$8,554

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

	As of December 31, 2012
	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
Core deposit intangible	$14,820	$(5,429)	$9,391

Amortization expense recognized on intangible assets for 2013 and 2012 was $2,172 and $2,000, respectively.

The estimated amortization expense of other intangible assets is as follows:

Amortization Expense
2014	$2,256
2015	2,256
2016	2,256
2017	743
2018	340
Thereafter	703

$8,554

10.	Deposits

Deposits at December 31, 2013 and 2012 are summarized as follows:

	2013	2012
Noninterest-bearing demand	$279,795	$244,437
Interest-bearing demand	378,382	402,358
Money market	484,749	499,003
Savings	78,454	63,567
Time	1,018,574	800,035

Total deposits	$2,239,954	$2,009,400

Time deposits with a minimum denomination of $100 totaled $532,412 and $409,773 at December 31, 2013 and 2012, respectively.

At December 31, 2013, the scheduled maturities of time deposits were:

2014	$585,204
2015	315,973
2016	80,100
2017	24,642
2018 and thereafter	12,655

Total time deposits	$1,018,574

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

11.	Other Borrowings

Other borrowings include securities sold under a Repurchase Agreement and advances from the FHLBA. The Company had unused credit lines allowing access to overnight borrowings of up to $80,000 on an unsecured basis from three correspondent banks, at December 31, 2013 and 2012.

The Company has a borrowing capacity with the FHLBA in the amount of $400,560 and $376,740 at December 31, 2013 and 2012, respectively. This is 15 percent of total qualified assets as measured by the FHLBA.

The Repurchase Agreement in the principal amount of $10,000 at December 31, 2013 and 2012 is secured by investment securities with a carrying value of $12,669 and $12,607 at December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, the Company had advances outstanding to the FHLBA in the principal amount of $82,000 and $97,000, respectively, secured by the Company’s stock in the FHLBA and a blanket lien on the loan portfolio. At December 31, 2013 and 2012, the Company had FHLBA stock in the amount of $6,785 and $7,981, respectively, pledged to the FHLBA.

Other borrowings at December 31, 2013 and 2012 are as follows:

	2013	2012
Repurchase agreement (inclusive of unamortized premium of
$256 and $616, for December 31, 2013 and 2012, respectively)	$10,256	$10,616
Advances payable to the FHLBA with contractual rates ranging from 2.88 percent to 4.39 percent and maturities ranging from
February 2014 to March 2018 (inclusive of unamortized premium of $2,927 and $4,190 for December 31, 2013 and 2012)	84,927	101,190

Total other borrowings	$95,183	$111,806

Other borrowings maturing in each of the five years subsequent to December 31, 2013 include:

Maturity	Amount	Weighted-Average Interest Rate
2014	$30,353	3.79%
2015	7,281	3.85%
2016	15,420	4.35%
2017	16,127	3.40%
2018	26,002	3.07%
Thereafter	—	0.00%

Total other borrowings	$95,183	3.62%

12.	Estimated Fair Values

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 and 2 of the hierarchy) and reporting entity’s own assumptions developed based on the best information available in the circumstances (unobservable inputs classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1

Valuation is based on inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2

Valuation is based on inputs, other than quoted prices included within Level 1, that are observable for the asset and liability, either directly or indirectly, such as interest rates, yield curves observable at commonly quoted intervals, and other market-corroborated inputs.

Level 3

Valuation inputs are unobservable inputs for the asset or liability, which shall be used to measure fair value to the extent that observable inputs are not available. The inputs shall reflect the Company’s own assumptions that market participants would use in pricing the asset or liability.

Fair value estimates are made at a specific point in time based upon relevant market information and information about each asset and liability. Where information regarding the fair value of an asset or liability is available, those values are used, as is the case with investment securities and residential mortgage loans. In these cases, an open market exists in which these assets are actively traded.

Because no market exists for many assets and liabilities, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. For those assets or liabilities with a fixed interest rate, an analysis of the related cash flows was the basis for estimating fair values. The expected cash flows were then discounted to the valuation date using an appropriate discount rate. The discount rates used represent the rates under which similar transactions would be currently negotiated. For assets or liabilities with fixed and variable rates, fair value estimates also consider the impact of liquidity discounts appropriate as of the measurement date.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Company evaluates fair value measurement inputs on an ongoing basis in order to determine if there is a change of sufficient significance to warrant a transfer between levels. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Company’s valuation process. There were no transfers between levels during 2013 and 2012.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Fair Value of Financial Instruments Measured on a Recurring Basis

The following methods and assumptions were used by the Company in estimating the fair value of its financial assets on a recurring basis:

Investment Securities

Investment securities classified as available-for-sale are recorded at fair value on a recurring basis. The Company’s investment portfolio primarily consists of U.S. government agency mortgage-backed securities, non-agency mortgage-backed securities, U.S. government securities, corporate bonds and municipal securities. The fair values for equity securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1). The fair value of other securities classified as available-for-sale are determined using widely accepted valuation techniques including matrix pricing and broker-quote-based applications (Level 2). Inputs may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other relevant items. The Company reviews the prices supplied by the independent pricing service, as well as their underlying pricing methodologies, for reasonableness and to ensure such prices are aligned with traditional pricing matrices. From time to time, the Company validates the appropriateness of the valuations provided by the independent pricing service to prices obtained from an additional third party or prices derived using internal models.

The following tables summarize the financial assets and liabilities measured at fair value on a recurring basis at December 31, 2013 and 2012:

	As of December 31, 2013
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Investment securities available-for-sale
U.S. government	$28,370	$—	$28,370	$—
FNMA, GNMA, FHLMC mortgage-backed securities	210,920	—	210,920	—
Asset backed securities	19,405	—	19,405	—
Collateralized mortgage obligations	159,049	—	159,049	—
Corporate bonds	15,102	—	15,102	—
Equity securities	191	—	191	—

	$433,037	$—	$433,037	$—

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

	As of December 31, 2012
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Investment securities available-for-sale
U.S. government	$25,149	$—	$25,149	$—
FNMA, GNMA, FHLMC mortgage-backed securities	122,175	—	122,175	—
Asset backed securities	16,687	—	16,687	—
Collateralized mortgage obligations	179,930	—	179,930	—
State, county and municipal	1,088	—	1,088	—
Corporate bonds	15,175	—	15,175	—
Equity securities	1,492	1,492	—	—

	$361,696	$1,492	$360,204	$—

Fair Value of Financial Instruments Measured on a Nonrecurring Basis

The following methods and assumptions were used by the Company in estimating the fair value of its financial assets on a nonrecurring basis:

Impaired Loans

Loans are considered impaired when it is determined to be probable that all amounts due under the contractual terms of the loans will not be collected when due. Loans considered individually impaired are evaluated and a specific allowance is established if required based on the underlying collateral value of the impaired loans or the estimated discounted cash flows for such loans. A specific allowance is required if the fair value of the expected repayments or the fair value of the collateral is less than the recorded investment in the loan. The Company records impaired loans as nonrecurring level 3.

Loans Held for Sale

Level 1 loans held for sale consist of conforming residential mortgage loans accounted for at lower of cost or market. Fair value is determined based upon pricing assigned on a loan-by-loan basis, at the time a loan is locked with the borrower, through correspondent relationships that the Company maintains in order to sell loans held for sale.

OREO

The fair value of OREO is determined when the asset is transferred to foreclosed assets. The assets are carried at the lower of the carrying value or fair value less estimated costs to sell. Fair value is based upon appraised values of the collateral or management’s estimation of the value of the collateral. Management requires a new appraisal at the time of foreclosure or repossession of the underlying collateral. Updated appraisals are obtained on at least an annual basis on all OREO and are considered to contain Level 3 inputs. Management has also determined, in some cases, that fair value of collateral is further impaired based upon real estate market trends and declining foreclosed property pricing. Therefore, all OREO is recorded as a nonrecurring Level 3 hierarchy.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

For assets and liabilities carried at fair value on a nonrecurring basis, the following table provides fair value information as of December 31, 2013 and 2012:

	As of December 31, 2013
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Impaired loans	$1,690	$—	$—	$1,690
Loans held for sale	1,967	1,967	—	—
OREO	47,793	—	—	47,793

	As of December 31, 2012
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Impaired loans	$5,114	$—	$—	$5,114
Loans held for sale	24,146	24,146	—	—
OREO	122,826	—	—	122,826

The following table provides information describing the unobservable inputs used in Level 3 fair value measurements at December 31, 2013:

As of December 31, 2013
Financial Instrument	Fair Value	Valuation Technique	Unobservable Input	Range of Inputs
Impaired loans	$1,690	Discounted cash flow analysis and/or third party appraisal	1) Loss given default 2) Probability of default 3) Management discount for property type and recent market volatility	1) 20% – 50% 2) 19% – 50% 3) 0% – 90%

OREO	$47,793	Third party appraisal	Management discount for property type, recent market volatility and time on the market	0% – 40%

As of December 31, 2012
Financial Instrument	Fair Value	Valuation Technique	Unobservable Input	Range of Inputs
Impaired loans	$5,114	Discounted cash flow analysis and/or third party appraisal	1) Loss given default 2) Probability of default 3) Management discount for property type and recent market volatility	1) 1% – 14% 2) 10% – 15% 3) 0% – 54%
OREO	$122,826	Third party appraisal	Management discount for property type and recent market volatility	0% – 40%

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Fair Value of Financial Instruments

The following table includes the estimated fair value of the Company’s financial assets and financial liabilities. The methodologies for estimating the fair value of financial assets and financial liabilities measured on a recurring and nonrecurring basis are discussed above. The methodologies for estimating the fair value for other financial assets and financial liabilities are discussed below. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop the estimates of fair value. Accordingly, the estimates presented below are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation techniques may have a material effect on the estimated fair value amounts at December 31, 2013 and December 31, 2012.

	2013		2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and due from banks	$217,071	$217,071	$214,489	$214,489
Investment securities available-for-sale	433,037	433,037	361,696	361,696
Investment securities held-to-maturity	75,680	77,527	66,550	72,084
Loans held for sale	1,967	2,017	24,146	24,571
Originated loans, net	1,339,801	1,366,837	854,145	851,930
Acquired loans, net	392,301	392,301	528,350	528,350
FDIC loss share receivable	108,267	108,267	236,400	236,400
BOLI	58,999	58,999	57,561	57,561
FHLBA stock	6,785	6,785	7,981	7,981
Accrued interest receivable	6,914	6,914	6,092	6,092
Deposits	2,239,954	2,233,237	2,009,400	2,008,028
Other borrowings	95,183	97,831	111,806	114,359
Accrued interest payable	1,265	1,265	1,303	1,303

Cash and Due From Banks

The carrying amount approximates fair value for these instruments.

Loans Held For Sale

Loans held for sale are carried at the lower of cost or fair value. These loans currently consist of one-to-four family residential real estate loans originated for sale to qualified third parties. Fair value is based upon the contractual price to be received from these third parties, which may be different than cost (Level 2).

Originated Loans

Fair values are estimated for portfolios of loans with similar financial characteristics if collateral-dependent. Loans are segregated by type. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect observable market information incorporating the credit, liquidity, yield and other risks inherent in the loan. The estimate of maturity is based upon the Company’s historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of the current economic and lending conditions.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Fair value for significant non-performing loans is generally based upon recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

Acquired Loans

Fair values for acquired loans are valued based upon a discounted expected cash flow methodology that considers various factors including the type of loan and related collateral, credit quality, fixed or variable interest rate, term of loan and whether or not the loan was amortizing and a discount rate reflecting the Company’s assessment of risk inherent in the cash flow estimates. Acquired loans are grouped together according to common risk characteristics and are evaluated in aggregated pools when applying various valuation techniques. The Company estimated the gross cash flows expected to be collected on these loans based upon the expected remaining life of the underlying loans, which includes the effects of estimated prepayments. The carrying amounts of acquired loans approximate fair value.

FDIC Loss Share Receivable

The fair value of the FDIC loss share receivable is estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. The cash flows are discounted to reflect the uncertainty of the time of receipt of the loss-sharing reimbursements from the FDIC. The carrying amount of the FDIC loss share receivable approximates fair value.

FHLBA

FHLBA stock is carried at its original cost basis, as cost approximates fair value and there is no ready market for such investments.

Deposits

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and money market and checking accounts, is equal to the amount payable on demand. The fair value of time deposits is based upon the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Other Borrowings

The fair value of the Company’s FHLBA advances is estimated based upon the discounted value of contractual cash flows. The fair value of securities sold under agreements to repurchase approximates the carrying amount because of the short maturity of these borrowings. The discount rate is estimated using rates quoted for the same or similar issues or the current rates offered to the Company for debt of the same remaining maturities.

Commitments and Contingencies

For off-balance sheets commitments and contingencies, carrying amounts are reasonable estimates of the fair values for such financial instruments. Carrying amounts include unamortized fee income and, in some cases, reserves for any credit losses from those financial instruments. These amounts are not material to the Company’s financial position.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

13.	Employee Benefit Plans

The Company sponsors a defined contribution 401(k) profit sharing plan which covers substantially all employees. This plan is qualified under the Internal Revenue Code and employees are eligible to participate in the 401(k) profit sharing plan after 3 months of service through deferral of portions of their salary. Based upon the employee’s contribution, the Company matches up to 50 percent of the employee contribution up to 6 percent. The Company contributions to the 401(k) profit sharing plan are at the discretion of the Board of Directors. The Company made matching contributions of $454 and $328 during 2013 and 2012, respectively.

The Company also maintains an unfunded, noncontributory, nonqualified SERP that covers key executives of the Company. The plan provides defined benefits based upon a fixed payment schedule. The Company expensed $490 and $645 during 2013 and 2012 for the accrual of the retirement benefits, respectively.

14.	Noninterest Expense

Other noninterest expense for the years ended December 31, 2013 and 2012 included the following:

	2013	2012
Technology and data processing	$7,896	$7,971
Legal and professional services	3,988	5,017
Printing and supplies	827	1,083
Advertising	1,355	2,510
Insurance expense	1,155	1,124
Postage	594	886
FDIC deposit insurance expense	2,193	1,909
Other	4,304	5,347

Total other noninterest expense	$22,312	$25,847

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

15.	Accumulated Other Comprehensive Income (AOCI)

In addition to presenting the Consolidated Statements of Comprehensive Income herein, the following table shows the tax effects allocated to each component of AOCI for the years ended December 31, 2013 and 2012:

	December 31, 2013			December 31, 2012
	Before-Tax Amount	Tax	Net-of-Tax Amount	Before-Tax Amount	Tax	Net-of-Tax Amount
AOCI, beginning balance	$11,074	$(3,876)	$7,198	10,675	$(3,628)	$7,047
Unrealized gains / (losses) on securities:
Net unrealized gains / (losses) arising during the period	(7,257)	2,566	(4,691)	2,007	(783)	1,224
Less: reclassification adjustment for gains included in net income	(2,532)	861	(1,671)	(1,440)	490	(950)
Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity	(191)	65	(126)	(168)	45	(123)

AOCI, ending balance	1,094	(384)	710	11,074	(3,876)	7,198

Reclassifications out of AOCI consisted of the following:

			Affected line item in the
Details about components of	December 31		Consolidated Financial
AOCI	2013	2012	Statements
Realized gains on AFS securities:	$(2,532)	$(1,440)	Securities gains
	861	490	Income tax

	$(1,671)	$(950)

Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity:	$(191)	$(168)	Investment securities available-for-sale
	65	45	Income tax

	$(126)	$(123)

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

16.	Income Taxes

At December 31, 2013 and 2012, the income tax expense and benefit consisted of the following components:

	2013	2012
Current tax expense (benefit)
Federal	$21,636	$(6,739)
State	(519)	—

Total current tax expense (benefit)	21,117	(6,739)

Deferred tax expense (benefit)
Federal	(17,167)	7,764
State	(138)	(1,128)

Total deferred tax expense (benefit)	(17,305)	6,636

Total income tax expense (benefit)	$3,812	$(103)

The Company’s effective tax rate for the years ended December 31, 2013 and 2012 was 22.42% and -0.83%, respectively which differed from the statutory rate of 35% and 35%, respectively, primarily as a result of the nontaxable bargain purchase gain and state income tax benefit.

The difference between the federal income tax rates, applied to income before income taxes and the effective rates were due to the following:

	2013	2012
Income taxes at statutory rates (35% and 35%, respectively)	$5,951	$4,512
Increase (reduction) in income taxes resulting from
Nontaxable income on loans and investments, net of nondeductible expenses	(593)	(578)
Gain on acquisition	—	(2,547)
State income taxes, net of federal benefit	(427)	(734)
Tax exempt income – BOLI	(1,063)	(595)
Tax credits	(166)	(166)
Meals and entertainment	36	29
Other, net	74	(24)

Total income tax expense (benefit)	$3,812	$(103)

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

The major components of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2013 and 2012 were as follows:

	2013	2012
Deferred tax assets:
Covered assets	$32,803	$241,925
Goodwill	5,098	5,017
FDIC clawback liability	10,458	10,131
State carryforwards	226	2,000
Stock -based compensation	4,564	3,203
Allowance for loan loss	7,177	4,587
Nonaccrual loan interest	7,416
Other	4,138	3,028

Total deferred tax asset	71,880	269,891

Deferred tax liabilities:
Acquired subsidiary assets	—	(5,495)
FDIC Loss Share Receivable	(42,116)	(245,652)
Deposit premiums	(2,477)	(4,179)
Available-for-sale securities	(382)	(3,876)
Tax gain on acquisitions	(7,324)	(9,839)
Other	(6,454)	(8,787)

Total deferred tax (liability)	(58,753)	(277,828)

Net deferred tax asset (liability)	$13,127	$(7,937)

The Company has state tax credit carryforwards of $347 which expire in 2018.

At December 31, 2013 and 2012, the Company had no unrecognized tax benefits recorded. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next twelve months.

The Company did not have any amounts accrued for interest and penalties at December 31, 2013 and 2012.

The Company and its subsidiaries are subject to U.S. federal income tax as well as state and local tax in several jurisdictions. Tax years since inception are still open to examinations by taxing authorities.

17.	Transactions with Related Persons

In the ordinary course of business, loans may be made to officers, directors and affiliated companies at substantially the same terms as comparable transactions with other borrowers. At December 31, 2013 and 2012, related party loans were approximately $2,317 and $2,379, respectively. Repayments of loans made by the related parties were $62 and $58 for the years ended December 31, 2013 and 2012, respectively.

The Company held deposits of $1,974 and $1,241 from key officers, directors and affiliated companies at December 31, 2013 and 2012, respectively.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

18.	Regulatory Requirements and Other Restrictions

The Company (on a consolidated basis) and CSB are subject to various regulatory capital requirements administered by federal and state banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet minimum capital requirements results in certain discretionary and required actions by regulators that could have an effect on the Company’s operations.

Quantitative measures established by regulation to ensure capital adequacy require the Company and CSB to maintain minimum amounts and ratios (as defined by regulations and set forth in the table below) of Total and Tier 1 capital to risk-weighted assets and to average assets, respectively. Management believes, as of December 31, 2013, the Company and CSB meet all capital adequacy requirements to which it is subject. At December 31, 2013 and 2012, regulatory notifications categorized CSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company and CSB must maintain minimum Total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There have been no conditions or events that would affect the Company’s and CSB’s well-capitalized status.

	As of December 31, 2013
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets
Consolidated	$426,773	22.42%	$152,284	8.00%	N/A	N/A
CSB	$359,517	18.89%	$152,261	8.00%	$190,326	10.00%

Tier 1 capital to risk-weighted assets
Consolidated	$402,819	21.16%	$76,142	4.00%	N/A	N/A
CSB	$335,566	17.63%	$76,131	4.00%	$114,196	6.00%

Tier 1 capital to average assets
Consolidated	$402,819	14.71%	$109,568	4.00%	N/A	N/A
CSB	$335,566	12.25%	$109,568	4.00%	$136,960	5.00%

	As of December 31, 2012
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets
Consolidated	$405,621	29.02%	$111,791	8.00%	N/A	N/A
CSB	$337,978	24.19%	$111,807	8.00%	$139,738	10.00%

Tier 1 capital to risk-weighted assets
Consolidated	$387,677	27.74%	$55,895	4.00%	N/A	N/A
CSB	$320,036	22.90%	$55,904	4.00%	$83,843	6.00%

Tier 1 capital to average assets
Consolidated	$387,677	15.31%	$101,273	4.00%	N/A	N/A
CSB	$320,036	12.64%	$101,273	4.00%	$126,591	5.00%

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

As a condition to the Department of Banking and Finance of the State of Georgia’s approval of CSB’s Article of Incorporation, CSB must maintain a Tier 1 capital to average assets of not less than 10 percent, a total capital to risk-weighted assets of not less than 12 percent and a Prompt Corrective Action category rating, as defined by regulators, of “Well Capitalized” for the later of the first three years of operations or until cumulative profitability is achieved. CSB is also required to comply with the provisions of the FDIC’s Statement of Policy on Qualifications for Failed Bank Acquisitions that requires CSB to maintain Tier 1 capital to average assets of at least 10 percent throughout the first three years following the commencement of banking operations.

The Company and CSB are subject to various requirements imposed by state and federal banking statutes and regulations, including regulations requiring the maintenance of noninterest-bearing reserve balances at the Federal Reserve Bank. Banks are allowed to reduce the required balances by the amount of vault cash. As of December 31, 2013 and 2012, the requirement for the Company was $6,736 and $19,128, respectively.

19.	Stock-Based Compensation

The Company has a nonqualified stock option plan for certain key officers/employees and nonemployee directors. The 2010 Long-Term Incentive Plan provides stock awards up to 4,135,582 common shares of the Company and as of December 31, 2013 and 2012, there were 1,034,764 and 1,171,034 shares available for future grants under this plan, respectively. The Company initially had two types of options that were granted under this plan. The first set of granted options (“Type A”) were to certain key officers and nonemployee directors and vest monthly at a rate of 25% per year, except that key officers do not begin vesting until they have completed one year of service, at which time they immediately become 25% vested. Each option remains outstanding for 10 years after the initial grant date. There were 290,388 options granted during 2013 and no options granted in 2012 under this plan. The second set of granted options (“Type B”), were to certain key employees and the vesting of these options would depend on the performance of the Company’s equity at the end of the vesting performance period, which is measured at September 17, 2015 or a liquidity event, whichever is earlier. There were 92,500 options granted during 2013 and no options granted in 2012 under this plan. During 2013, there were 76,618 forfeited Type A options and 170,000 forfeited Type B options and during 2012, there were 130,000 forfeited Type B options.

Under a Board of Directors resolution, all options granted as Type B were converted to Type A in August of 2013 with credit given for time served to the 18 employees affected. As a result of this modification, the Company had to determine the additional incremental cost for the converted options in order to recognize this cost over the remaining vesting term of the options. This incremental value for the 1,534,000 options that were converted was $1,078 and will be recognized over the remaining vesting term, which was extended from 4 to 6 years for certain officers.

Annual stock option awards are recognized over the vesting period and reflected as salaries and employee benefits within the Consolidated Statements of Income, which was $3,497 and $3,252 for the years ending December 31, 2013 and 2012, respectively. Total unrecognized salaries and employee benefit expense related to nonvested share-based compensation was $3,517 and $4,680 at December 31, 2013 and 2012, respectively, and is expected to all be recognized by December 11, 2017 with a weighted-average period of 2.46 years.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

Activity in the stock option plan for the years ended December 31, 2013 and 2012 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding – January 1, 2012	3,094,548	$10.09	8.57
Granted	—	—	—
Exercised	—	—	—
Forfeited	(130,000)	10.25	—

Outstanding – December 31, 2012	2,964,548	10.07	7.03
Granted	382,888	11.00	—
Exercised	—	—	—
Forfeited	(246,618)	10.50	—

Outstanding – December 31, 2013	3,100,818	$10.15	5.77

The following table presents information on stock options that were excercisable as of December 31, 2013 and 2012:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
December 31, 2013	2,317,375	$10.04	6.33
December 31, 2012	1,427,500	$10.04	7.26

The Company has utilized the Black-Scholes valuation method to determine the fair value of its stock options for Type A. The valuation method require the use of the following assumptions: the stock price as of the grant date, the expected dividend yield and the expected stock price volatility based upon the historical volatility for a group of comparable publicly-traded companies as defined by the Company. Also, for a period approximating the expected life of the options, the risk-free rate based upon the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the options and the expected option life presented by the period of time the options are expected to be outstanding is based upon historical trends.

The estimated fair value of the options granted, as well as the weighted average and ranged assumptions used in the computations are as follows:

Type A
Fair value of options granted	$2.93 - $4.33
Expected dividend yield	—
Expected volatility	32% - 40%
Risk-free interest rate	0.83% - 0.99%
Expected life (in years)	4.0 - 6.1

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(In thousands of dollars, except share data)

20.	Commitments and Contingencies

In order to meet the financing needs of its customers, the Company has financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve elements of credit, interest rate and/or liquidity risk.

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. Established credit standards control the credit-risk exposure associated with these commitments. The amount of collateral obtained, if deemed necessary upon extension of credit, is determined on a case by case basis by management through credit evaluation of the customer.
Standby letters of credit are commitments guaranteeing performance of a customer to a third party. These guarantees are issued primarily to support public and private borrowing arrangements. In order to minimize its exposure, the Company credit policies govern the issuance of standby letters of credit.

At December 31, 2013 and 2012, the Company had unused loan commitments and standby letters of credit amounting to the following:

	As of December 31, 2013			As of December 31, 2012
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Unused loan commitments	$22,405	$439,703	$462,108	$104,004	$308,037	$412,041
Standby letters of credit	3,664	23,937	27,601	3,650	2,260	5,910

	$26,069	$463,640	$489,709	$107,654	$310,297	$417,951

The Company, on a case-by-case basis, establishes reserves for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation and regulatory matters will have a material adverse effect on the consolidated financial position, results or liquidity of the Company.

21.	Subsequent Events

Management has evaluated the effects of subsequent events that have occurred after December 31, 2013 and through March 25, 2014, the date the financial statements were issued. During this period, management has determined that no events occurred that require disclosure.

Appendix A

AGREEMENT AND PLAN OF MERGER

DATED AS OF OCTOBER 19, 2015

BY AND AMONG

BANK OF THE OZARKS, INC.,

BANK OF THE OZARKS,

COMMUNITY & SOUTHERN HOLDINGS, INC.

AND

COMMUNITY & SOUTHERN BANK

i

ii

Section 6.03	Conditions to Obligations of Buyer	A-49
Section 6.04	Frustration of Closing Conditions	A-50

ARTICLE VII TERMINATION		A-50
Section 7.01	Termination	A-50
Section 7.02	Termination Fee; Liquidated Damages	A-51
Section 7.03	Effect of Termination	A-52

ARTICLE VIII DEFINITIONS		A-52
Section 8.01	Definitions	A-52

ARTICLE IX MISCELLANEOUS		A-62
Section 9.01	Survival	A-62
Section 9.02	Waiver; Amendment	A-62
Section 9.03	Governing Law; Waiver of Right to Trial by Jury	A-63
Section 9.04	Expenses	A-63
Section 9.05	Notices	A-63
Section 9.06	Entire Understanding; No Third Party Beneficiaries	A-63
Section 9.07	Severability	A-64
Section 9.08	Enforcement of the Agreement	A-64
Section 9.09	Interpretation	A-64
Section 9.10	Assignment	A-64
Section 9.11	Counterparts	A-64
Exhibit A-1 – Form of Voting Agreement (Company)		A-1
Exhibit A-2 – Form of Voting Agreement (Buyer)		A2-1
Exhibit B – Plan of Bank Merger		B-1

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of October 19, 2015, by and among Bank of the Ozarks, Inc., an Arkansas corporation (“Buyer”), Bank of the Ozarks, an Arkansas state banking corporation and a wholly-owned subsidiary of Buyer (“Buyer Bank”), Community & Southern Holdings, Inc., a Delaware corporation (“Company”), and Community & Southern Bank, a Georgia state bank and wholly-owned subsidiary of Company (“Company Bank”).

W I T N E S S E T H

WHEREAS, the respective boards of directors of each of Buyer, Buyer Bank, Company and Company Bank have (i) determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective entities and stockholders; and (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies;

WHEREAS, in accordance with the terms of this Agreement, (i) Company will merge with and into Buyer, with Buyer as the surviving entity (the “Merger”), and immediately thereafter (ii) Company Bank will merge with and into Buyer Bank, with Buyer Bank as the surviving entity (the “Bank Merger”);

WHEREAS, as a material inducement for each of the parties to enter into this Agreement, each of the directors and certain officers and principal holders of the Company Common Stock have entered into a voting agreement dated as of the date hereof, the form of which is attached hereto as Exhibit A-1 and Buyer’s Chairman and Chief Executive Officer has entered into a voting agreement dated as of the date hereof, the form of which is attached hereto as Exhibit A-2 (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each such person has agreed, among other things, to vote in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions described in this Agreement and to prescribe certain conditions thereto; and

WHEREAS, the parties desire that capitalized terms used herein shall have the definitions ascribed to such terms when they are first used herein or as otherwise specified in ARTICLE VIII hereof.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Company shall merge with and into Buyer in accordance with the DGCL and the ABCA. Upon consummation of the Merger, at the Effective Time the separate corporate existence of Company shall cease and Buyer shall survive and continue to exist as a corporation incorporated under the laws of the ABCA (Buyer, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”).

Section 1.02 Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws of the Surviving Entity upon consummation of the Merger at the Effective Time shall be the Articles of Incorporation and Bylaws of Buyer as in effect immediately prior to the Effective Time.

Section 1.03 Directors and Officers of Surviving Entity. The directors and officers of the Surviving Entity immediately after the Effective Time of the Merger shall be the directors and officers of Buyer in office immediately prior to the Effective Time. Each of the directors and officers of the Surviving Entity immediately after the Effective Time of the Merger shall hold office until his or her successor is elected and qualified or otherwise in accordance with the Articles of Incorporation and Bylaws of the Surviving Entity.

Section 1.04 Bank Merger. Immediately following the Effective Time or as promptly as practicable thereafter, Company Bank will be merged with and into Buyer Bank upon the terms and with the effect set forth in the Plan of Bank Merger, substantially in the form attached hereto as Exhibit B.

Section 1.05 Effective Time; Closing.

(a) Subject to the terms and conditions of this Agreement, Buyer, Buyer Bank, Company and Company Bank will make all such filings as may be required to consummate the Merger and the Bank Merger by applicable Laws. The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”) and the articles of merger (the “Articles of Merger”) related to the Merger that shall be filed with the Delaware Secretary of State and the Arkansas Secretary of State, respectively, on the Closing Date. The “Effective Time” of the Merger shall be the later of (i) the date and time of filing of the Certificate of Merger or the Articles of Merger (whichever is later filed), or (ii) the date and time when the Merger becomes effective as set forth in the Certificate of Merger and the Articles of Merger, which shall be no later than five (5) Business Days after all of the conditions to the Closing set forth in ARTICLE VI (other than conditions to be satisfied at the Closing, which shall be satisfied or waived at the Closing) have been satisfied or waived in accordance with the terms hereof.

(b) The Bank Merger shall become effective as set forth in the articles of merger providing for the Bank Merger (the “Articles of Bank Merger”) that shall be filed with the Arkansas State Bank Department and, if applicable, the Georgia Department of Banking and Finance, at the later of immediately following the Effective Time or as promptly as practicable thereafter.

(c) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place beginning immediately prior to the Effective Time (such date, the “Closing Date”) at the offices of Kutak Rock LLP, 124 W. Capitol Ave., Suite 2000, Little Rock, AR 72201, or such other place as the parties may mutually agree. At the Closing, there shall be delivered to Buyer and Company the Articles of Merger, the Certificate of Merger, the Articles of Bank Merger and such other certificates and other documents required to be delivered under ARTICLE VI hereof.

Section 1.06 Additional Actions. If, at any time after the Effective Time, Buyer shall consider or be advised that any further deeds, documents, assignments or assurances in Law or any other acts are necessary or desirable to carry out the purposes of this Agreement, Company, Company Bank, their respective Subsidiaries and their respective officers and directors shall be deemed to have granted to Buyer and Buyer Bank, and each or any of them, an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in Law or any other acts as are necessary or desirable to carry out the purposes of this Agreement, and the officers and directors of Buyer and Buyer Bank, as applicable, are authorized in the name of Company, Company Bank and their respective Subsidiaries or otherwise to take any and all such action.

Section 1.07 Reservation of Right to Revise Structure. Buyer may at any time and without the approval of Company change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (i) alter or change the amount of the consideration to be issued to (x) Holders as Merger Consideration or (y) holders of Company Stock Options, Company RSUs, Company DSUs or Company Warrants, each as currently contemplated in this Agreement, (ii) reasonably be expected to materially impede or delay consummation of the Merger, (iii) adversely affect the federal income tax treatment of Holders in connection with the Merger, or

(iv) require submission to or approval of Company’s stockholders after the plan of merger set forth in this Agreement has been approved by Company’s stockholders. In the event that Buyer elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Buyer, Buyer Bank, Company Bank, Company or any stockholder of Company:

(a) Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b) Each share of Company Common Stock owned directly by Buyer, Company or any of their respective Subsidiaries (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held as collateral for outstanding debt previously contracted) immediately prior to the Effective Time shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.

(c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, treasury stock and shares described in Section 2.01(b) above) shall automatically and without any further action on the part of the Holder thereof be converted into the right to receive the per share Merger Consideration and cash in lieu of fractional shares of Buyer Common Stock.

(d) Each share of Company Stock issued and outstanding immediately prior to the Effective Time, the Holder of which has not voted in favor of nor consented in writing to the approval of the Merger and who has properly perfected such Holder’s dissenter’s rights of appraisal by following the exact procedure required by Section 262 of the DGCL is referred to herein as a “Dissenting Share.” Each Dissenting Share shall not be converted into or represent the right to receive the Merger Consideration pursuant to this Article II and shall be entitled only to such rights as are available to such Holder pursuant to the applicable provisions of the DGCL. Each Holder of Dissenting Shares (hereinafter called a “Dissenting Stockholder”) shall be entitled to receive the value of such Dissenting Shares held by the Dissenting Stockholder in accordance with the applicable provisions of the DGCL; provided, such Holder complies with the procedures contemplated by and set forth in the applicable provisions of the DGCL. If any Dissenting Stockholder shall effectively withdraw or lose such Holder’s dissenter’s rights under the applicable provisions of the DGCL, each such Dissenting Share shall be deemed to have been converted into and to have become exchangeable for, the right to receive the per share Merger Consideration, without any interest thereon, in accordance with the applicable provisions of this Agreement.

Section 2.02 Company Stock-Based Awards. Company Stock Options, Company RSUs, Company DSUs and Company Warrants will be treated in accordance with Section 5.21.

Section 2.03 Rights as Stockholders; Stock Transfers. At the Effective Time, all shares of Company Common Stock, when converted in accordance with Section 2.01(c) above, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate or Book-Entry Share previously evidencing such shares shall thereafter represent only the right to receive for each such share of Company Common Stock, the per share Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock in accordance with this ARTICLE II. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, stockholders of Company, other than the right to receive the per share Merger Consideration and cash in lieu of fractional shares of Buyer Common Stock as provided under this

ARTICLE II. After the Effective Time, there shall be no registration of transfers on the stock transfer books of Company of shares of Company Common Stock.

Section 2.04 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Buyer Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, Buyer shall pay or cause to be paid to each holder of a fractional share of Buyer Common Stock, rounded to the nearest one hundredth of a share, an amount of cash (without interest and rounded to the nearest whole cent) determined by multiplying the fractional share interest in Buyer Common Stock to which such holder would otherwise be entitled by the Buyer Average Stock Price.

Section 2.05 Plan of Reorganization. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. The business purpose of the Merger and the Bank Merger is to combine two financial institutions to create a strong community-based commercial banking franchise.

Section 2.06 Exchange Procedures. As promptly as practicable after the Effective Time but in no event later than one (1) Business Day after the Closing Date, and provided that Company has delivered, or caused to be delivered, to the Exchange Agent all information that is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall mail or otherwise cause to be delivered to each Holder appropriate and customary transmittal materials, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent, as well as instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration as provided for in this Agreement (the “Letter of Transmittal”).

Section 2.07 Deposit of Merger Consideration.

(a) Prior to the Effective Time, Buyer shall (i) deposit, or shall cause to be deposited, with the Exchange Agent stock certificates representing the number of shares of Buyer Common Stock sufficient to deliver the Merger Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.04, and if applicable, cash in an aggregate amount sufficient to make the appropriate payment to the holders of Dissenting Shares) (collectively, the “Exchange Fund”), and (ii) instruct the Exchange Agent to promptly pay such Merger Consideration and cash in lieu of fractional shares within two (2) Business Days, or as promptly as practicable thereafter, upon receipt of a properly completed Letter of Transmittal in accordance with this Agreement.

(b) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Company for one (1) year after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to Buyer. Any stockholders of Company who have not theretofore complied with this Section 2.07 and Section 2.08(a) shall thereafter look only to Buyer for the Merger Consideration deliverable in respect of each share of Company Common Stock such stockholder held as of immediately prior to the Effective Time, as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates or Book-Entry Shares for shares of Company Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by the law of abandoned property and any other applicable Law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any Holder represented by any Certificate or Book-Entry Share for any Merger Consideration (or any dividends or distributions with respect thereto) paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Certificate or Book-Entry Share, Buyer and the Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Merger Consideration represented by such Certificate or Book-Entry Share and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claims thereto.

Section 2.08 Delivery of Merger Consideration.

(a) Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Share(s), accompanied by a properly completed Letter of Transmittal timely delivered to the Exchange Agent, a Holder will be entitled to receive such Holder’s pro rata portion of the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor (with such cash rounded to the nearest whole cent) in respect of the shares of Company Common Stock represented by such Holder’s Certificates or Book-Entry Shares. The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver cash and/or shares of Buyer Common Stock to a Holder to which such Holder would otherwise be entitled as a result of the Merger until such Holder surrenders the Certificates or Book-Entry Shares representing the shares of Company Common Stock for exchange as provided in this ARTICLE II, or, an appropriate affidavit of loss and indemnity agreement and/or a bond in such amount as may be required in each case by Buyer or the Exchange Agent.

(b) All shares of Buyer Common Stock to be issued pursuant to the Merger, including shares issued with respect to Company Stock Options, Company RSUs, Company DSUs and Company Warrants in accordance with Section 5.21, shall be deemed issued and outstanding as of the Effective Time and if ever a dividend or other distribution is declared by Buyer in respect of the Buyer Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Buyer Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of the Buyer Common Stock shall be paid to any holder of any unsurrendered Certificate or Book-Entry Share until such Certificate or Book-Entry Share is surrendered for exchange in accordance with this ARTICLE II. Subject to the effect of applicable Laws, following surrender of any such Certificate or Book-Entry Share, there shall be issued and/or paid to the holder of the certificates representing whole shares of Buyer Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Buyer Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Buyer Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(c) Buyer (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Holder such amounts as Buyer is required to deduct and withhold under applicable Law. Any amounts so deducted and withheld shall be remitted to the appropriate Governmental Authority and upon such remittance shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made by Buyer or the Exchange Agent, as applicable.

Section 2.09 Anti-Dilution Provisions. In the event that on or after the first trading day used in determining the Buyer Average Stock Price and before the Effective Time Buyer changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Buyer Common Stock, the Exchange Ratio (and correspondingly the Option Payment, the Warrant Payment, the DSU Payment and the RSU Payment) shall be equitably adjusted; provided that, for the avoidance of doubt, no such adjustment shall be made with regard to the Buyer Common Stock if (i) Buyer issues additional shares of Buyer Common Stock and receives consideration for such shares in a bona fide third party transaction, or (ii) Buyer issues employee or director stock options, restricted stock awards, grants or similar equity awards or Buyer issues Buyer Common Stock upon exercise or vesting of any such options, grants or awards.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY AND COMPANY BANK

Section 3.01 Making of Representations and Warranties.

(a) On or prior to the date hereof, Company and Company Bank have delivered to Buyer and Buyer Bank a schedule (the “Company Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in ARTICLE III or to one or more of its covenants contained in ARTICLE V; provided, however, that nothing in the Company Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or a warranty unless such schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail.

(b) Except as set forth in the Company Disclosure Schedule, Company and Company Bank hereby represent and warrant, jointly and severally, to Buyer that the statements contained in this ARTICLE III are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made on and as of the Closing Date), except as to any representation or warranty which specifically speaks as of an earlier date (including without limitation representations made as of “the date hereof”), which only need be correct as of such earlier date.

Section 3.02 Organization, Standing and Authority.

(a) Company is a Delaware corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and is duly registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. Company is duly licensed or qualified to do business as a foreign corporation or other entity in each jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect on Company.

(b) Company Bank is a Georgia state-chartered bank duly organized, validly existing and in good standing under the Laws of the State of Georgia. Company Bank is duly licensed or qualified to do business in Georgia and each other jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect on Company Bank. Company Bank is a member of the Federal Home Loan Bank of Atlanta.

Section 3.03 Capital Stock.

(a) The authorized capital stock of Company consists solely of 100,000,000 shares of Company Common Stock, of which 36,949,266 shares are issued and outstanding and 208 shares of Company Common Stock held in treasury. As of the date hereof, there are 169,300 outstanding Company RSUs, 30,926 outstanding Company DSUs, 3,450,818 outstanding Company Stock Options with a weighted average exercise price of $10.37 per share, and 285,970 outstanding Company Warrants with an exercise price of $10.00 per share. As of the date hereof, 484,330 shares of Company Common Stock are available for issuance under the Company Stock Plans. There are no shares of Company Common Stock held by any of Company’s Subsidiaries. Company Disclosure Schedule 3.03(a) sets forth the name and address, as reflected on the books and records of Company, of each Holder, and the number of shares of Company Common Stock held by each such Holder. The outstanding shares of Company Common Stock are duly authorized and validly issued and fully paid and non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any Company stockholder. All shares of Company’s capital stock issued and outstanding have been issued in compliance with and not in violation of any applicable federal or state securities Laws.

(b) Company Disclosure Schedule 3.03(b) sets forth for each grant or award of Company Stock Options, Company RSUs, Company DSUs, Company Warrants or other outstanding Rights of Company the (i) name of the grantee, (ii) date of the grant, (iii) expiration date, (iv) the vesting schedule, (v) exercise price, (vi) number of shares of Company Common Stock, or any other security of Company, subject to such award, (vii) the number of shares subject to such award that are exercisable or have vested as of the date of this Agreement, and (viii) the name of the Company Stock Plan under which such award was granted, if applicable. Except as set forth in Company Disclosure Schedule 3.03(b), all shares of Company Common Stock issuable upon exercise (or settlement, as applicable) of Company Stock Options, Company Warrants, Company DSUs and Company RSUs, upon their issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights and will not be issued in violation of preemptive rights or any Law. Each Company Stock Option, Company RSU, and Company DSU was properly accounted for on the books and records of Company and qualifies for the tax and accounting treatment afforded thereto in Company’s Tax Returns and Financial Statements, respectively. Each grant of Company Stock Options, Company DSUs, Company RSUs and Company Warrants was appropriately authorized by the Company Board or the compensation committee thereof, was made in accordance with the terms of the Company Stock Plans and any applicable Law and regulatory rules or requirements and has a grant date identical to (or later than) the date on which it was actually granted or awarded by the Company Board or the compensation committee thereof. The per share exercise price of each Company Stock Option was determined in accordance with the Company Stock Plans and was not less than the fair market value of a share of Company Common Stock on the applicable date on which the related grant was by its terms to be effective. There are no outstanding shares of capital stock of any class, or any options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which Company or any of its Subsidiaries is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Company or any of Company’s Subsidiaries or obligating Company or any of Company’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Company or any of Company’s Subsidiaries other than those listed in Company Disclosure Schedule 3.03(b). There are no obligations, contingent or otherwise, of Company or any of Company’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any of Company’s Subsidiaries or any other securities of Company or any of Company’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. Except for the Stockholder Agreement and the Voting Agreements, there are no agreements, arrangements or other understandings with respect to the voting of Company’s capital stock. Except for the Registration Rights Agreement dated as of January 20, 2010 between Company and the holders a party thereto, which such agreement will be terminated immediately prior to the Effective Time, there are no agreements or arrangements under which Company is obligated to register the sale of any of its securities under the Securities Act.

(c) All of the outstanding shares of capital stock of each of Company’s Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights, and all such shares are owned by Company or another Subsidiary of Company free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Company’s voting rights, charges or other encumbrances of any nature whatsoever, except as set forth in the Stockholder Agreement. Neither Company nor any of its Subsidiaries has any trust preferred securities or other similar securities outstanding.

Section 3.04 Subsidiaries.

(a) Company Disclosure Schedule 3.04(a) sets forth a complete and accurate list of all Subsidiaries of Company and Company Bank, including the jurisdiction of organization and all jurisdictions that such entity is qualified to do business. Except as set forth in Company Disclosure Schedule 3.04(a), (i) Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Company Subsidiary, (ii) no equity securities of any of Company’s Subsidiaries are or may become required to be issued (other than to Company) by reason of any contractual right or otherwise, (iii) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Company or a wholly-owned Subsidiary of Company), (iv) there are no contracts, commitments, understandings or arrangements relating to Company’s rights to vote or to dispose of such securities, (v) all of the equity securities of each such Subsidiary are held by Company, directly or indirectly, are validly issued, fully paid and non-assessable, are not subject to preemptive or similar rights, and (vi) all of the equity securities of each Subsidiary that is owned, directly or indirectly, by Company or any Subsidiary thereof, are free and clear of all Liens, other than restrictions on transfer under applicable securities Laws.

(b) In the case of Company, except for its ownership of Company Bank, it does not own, beneficially or of record, either directly or indirectly, any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)) other than as collateral for any Loan. Neither Company nor any of Company’s Subsidiaries beneficially owns, directly or indirectly (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted), any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, except as set forth in Company Disclosure Schedule 3.04(b).

(c) Each of Company’s Subsidiaries has been duly organized and qualified and is in good standing under the Laws of the jurisdiction of its organization and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified has not had, and is not reasonably expected to have, a Material Adverse Effect. A complete and accurate list of all such jurisdictions is set forth in Company Disclosure Schedule 3.04(a).

Section 3.05 Corporate Power; Minute Books.

(a) Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and each of Company and Company Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities, the Regulatory Approvals and the Requisite Company Stockholder Approval.

(b) Company has made available to Buyer a complete and correct copy of its Certificate of Incorporation and Bylaws or equivalent organizational documents, each as amended to date, of Company and each of its Subsidiaries, the minute books of Company and each of its Subsidiaries, and the stock ledgers and stock transfer books of Company and each of its Subsidiaries. Neither Company nor any of its Subsidiaries is in violation of any of the terms of its Certificate of Incorporation, Bylaws or equivalent organizational documents. The minute books of Company and each of its Subsidiaries contain records of all meetings held by, and all other corporate actions of, their respective stockholders and boards of directors (including committees of their respective boards of directors) or other governing bodies, which records are complete and accurate in all material respects. The stock ledgers and the stock transfer books of Company and each of its Subsidiaries contain complete and accurate records of the ownership of the equity securities of Company and each of its Subsidiaries.

Section 3.06 Corporate Authority. Subject only to the receipt of the Requisite Company Stockholder Approval at the Company Meeting, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Company and Company Bank and Company’s and Company

Bank’s respective boards of directors on or prior to the date hereof. Company, as the sole shareholder of Company Bank, has approved this Agreement, the Plan of Bank Merger and the Bank Merger. Company Board has directed that this Agreement be submitted to Company’s stockholders for approval at a meeting of such stockholders and, except for the receipt of the Requisite Company Stockholder Approval in accordance with the DGCL and Company’s Certificate of Incorporation and Bylaws, no other vote of the stockholders of Company or shareholders of Company Bank is required by Law, the Certificate of Incorporation of Company and Company Bank, the Bylaws of Company and Company Bank or otherwise to approve this Agreement and the transactions contemplated hereby. Each of Company and Company Bank has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Buyer and Buyer Bank, this Agreement is a valid and legally binding obligation of Company and Company Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 3.07 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery or performance by Company and Company Bank of this Agreement or to consummate the transactions contemplated by this Agreement, except for filings of applications or notices with, and consents, approvals or waivers by the FRB, the FDIC (including with respect to the transfer of the FDIC Agreements to Buyer, if such agreements have not been terminated prior to the Closing Date), the Arkansas State Bank Department, the Georgia Department of Banking and Finance, the filing of the Articles of Merger and Certificate of Merger with the Arkansas Secretary of State and the Delaware Secretary of State, respectively, the filing of the Articles of Bank Merger with the Arkansas State Bank Department, the Georgia Department of Banking and Finance and the Georgia Secretary of State, and the filing with the SEC of the Proxy Statement-Prospectus and the Registration Statement and declaration of effectiveness of the Registration Statement. Subject to the receipt of the approvals referred to in the preceding sentence and the Requisite Company Stockholder Approval, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger and the Bank Merger) by Company and Company Bank do not and will not (i) constitute a breach or violation of, or a default under, the Certificate of Incorporation, Bylaws or similar governing documents of Company, Company Bank, or any of their respective Subsidiaries, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or any of its Subsidiaries, or any of their respective properties or assets, (iii) conflict with, result in a breach or violation of any provision of, or the loss of any benefit under, or a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the creation of any Lien under, result in a right of termination or the acceleration of any right or obligation under, any permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation of Company or any of its Subsidiaries or to which Company or any of its Subsidiaries, or their respective properties or assets is subject or bound, or (iv) require the consent or approval of any third party or Governmental Authority under any such Law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation.

(b) As of the date hereof, Company has no Knowledge of any reason (i) why the Regulatory Approvals referred to in Section 6.01(b) will not be received in customary time frames from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition would be imposed.

Section 3.08 Financial Statements; Internal Controls.

(a) Company has previously delivered or made available to Buyer copies of Company’s (i) audited consolidated financial statements (including the related notes and schedules thereto) for the years ended

December 31, 2014, 2013 and 2012, accompanied by the unqualified audit reports of PricewaterhouseCoopers LLP, independent registered accountants (collectively, the “Audited Financial Statements”) and (ii) unaudited interim consolidated financial statements for the nine months ended September 30, 2014 and 2015 (the “Unaudited Financial Statements;” and collectively with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (including any related notes and schedules thereto) are accurate and complete in all material respects and fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity, and cash flows of Company and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of the Unaudited Financial Statements, to normal, recurring year-end adjustments (the effect of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect) and the absence of notes and schedules (that, if presented, would not differ materially from those included in the Audited Financial Statements). No financial statements of any entity or enterprise other than the Company’s Subsidiaries are required by GAAP to be included in the consolidated financial statements of Company. The audits of Company have been conducted in accordance with GAAP. Since September 30, 2015, neither Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet except for liabilities reflected or reserved against in the Financial Statements and current liabilities incurred in Company’s Ordinary Course of Business since September 30, 2015. True, correct and complete copies of the Financial Statements are set forth in Company Disclosure Schedule 3.08(a).

(b) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal account controls described in the following sentence. Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal control over financial reporting.

(c) Since January 1, 2010, neither Company nor any of its Subsidiaries nor, to Company’s Knowledge, any director, officer, employee, auditor, accountant or representative of Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(d) Company Disclosure Schedule 3.08(d) contains an unaudited pro forma balance sheet reflecting the un-marked, stated book values of the assets and liabilities purchased and assumed by Company Bank on October 9, 2015 pursuant to the CertusBank Transaction.

Section 3.09 Regulatory Reports. Since January 1, 2010, Company and its Subsidiaries have duly filed with the FRB, the FDIC, and any other applicable Governmental Authority, in correct form, the material reports and other documents required to be filed under applicable Laws and regulations and have paid all fees and assessments due and payable in connection therewith, and such reports were complete and accurate and in compliance with the requirements of applicable Laws and regulations. Except as set forth in Company Disclosure Schedule 3.09, other than normal examinations conducted by a Governmental Authority in the Ordinary Course of Business of Company and its Subsidiaries, no Governmental Authority has notified Company or any of its Subsidiaries that it has initiated any proceeding or, to Company’s Knowledge, threatened an investigation into the business or operations of Company or any of its Subsidiaries since January 1, 2010. There is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Company or any of its Subsidiaries. Except as set forth in Company Disclosure Schedule 3.09, there have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to the business, operations, policies or procedures of Company or any of its Subsidiaries since January 1, 2010.

Section 3.10 Absence of Certain Changes or Events. Except as set forth in Company Disclosure Schedule 3.10, or as otherwise expressly contemplated by this Agreement, since December 31, 2014, there has not been (a) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Company or any of its Subsidiaries, and to Company’s Knowledge, no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to Company or any of its Subsidiaries in the future; (b) any change by Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable Law or GAAP or regulatory accounting as concurred by Company’s independent accountants; (c) any entry by Company or any of its Subsidiaries into any contract or commitment of (i) more than $100,000 or (ii) $50,000 per annum with a term of more than one year, other than purchases or sales of Company Investment Securities, and loans and loan commitments, all in the Ordinary Course of Business; (d) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the Ordinary Course of Business; (e) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of Company or any of its Subsidiaries (other than normal salary adjustments to employees made in the Ordinary Course of Business), or the granting of stock options, stock appreciation rights, performance awards, restricted stock awards, restricted stock unit awards, deferred stock unit awards or any other stock-based award (other than any such awards granted in the Ordinary Course of Business and set forth in Company Disclosure Schedule 3.03(b)), any grant of severance or termination pay (other than individual severance or termination payments of less than $20,000 each that have been paid by Company or any of its Subsidiaries as of the date hereof), or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any action not in the Ordinary Course of Business with respect to the compensation or employment of directors, officers or employees of Company or any of its Subsidiaries; (f) any material election or material changes in existing elections made by Company or any of its Subsidiaries for federal or state Tax purposes; (g) any material change in the credit policies or procedures of Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect; (h) other than the CertusBank Transaction, any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than Company Investment Securities or loans and loan commitments purchased, sold, made or entered into in the Ordinary Course of Business; or (i) any lease of real or personal property entered into, other than in connection with foreclosed property or in the Ordinary Course of Business.

Section 3.11 Legal Proceedings.

(a) Other than as set forth in Company Disclosure Schedule 3.11(a), there are no civil, criminal, administrative or regulatory actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature pending or, to Company’s Knowledge, threatened against

Company or any of its Subsidiaries or to which Company or any of its Subsidiaries is a party, including without limitation, any such actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature that would challenge the validity or propriety of the transactions contemplated by this Agreement.

(b) Other than as set forth on Company Disclosure Schedule 3.11(b), there is no injunction, order, judgment or decree imposed upon Company or any of its Subsidiaries, or the assets of Company or any of its Subsidiaries, and neither Company nor any of its Subsidiaries has been advised of, or has Knowledge of, the threat of any such action.

Section 3.12 Compliance With Laws.

(a) Company and each of its Subsidiaries is, and have been since January 1, 2010, in compliance in all material respects with all applicable federal, state, local and foreign Laws, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Act, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act or the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory lending, financing, leasing or business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans. Neither Company nor any of its Subsidiaries has been advised of any supervisory criticisms regarding their compliance with the Bank Secrecy Act or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.

(b) Company and each of its Subsidiaries have all permits, licenses, authorizations, orders and approvals of, and each has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company’s Knowledge, no suspension or cancellation of any of them is threatened.

(c) Neither Company nor any of its Subsidiaries has received, since January 1, 2010, written or, to Company’s Knowledge, oral notification from any Governmental Authority (i) asserting that it is not in compliance with any of the Laws which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor do any grounds for any of the foregoing exist).

Section 3.13 Company Material Contracts; Defaults.

(a) Except as set forth in Company Disclosure Schedule 3.13(a), neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, including any bonus, stock option, restricted stock, stock appreciation right or other employee benefit agreements or arrangements; (ii) which would entitle any present or former director, officer, employee, consultant or agent of Company or any of its Subsidiaries to indemnification from Company or any of its Subsidiaries; (iii) which, upon the execution or delivery of this Agreement, stockholder adoption of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether change-of-control, severance pay or otherwise) becoming due from Company, Company Bank, the Surviving Entity, or any of their respective Subsidiaries to any officer, employee or director thereof; (iv) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this

Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (v) which grants any right of first refusal, right of first offer or similar right with respect to any assets or properties of Company, each Company Bank or their respective Subsidiaries; (vi) related to the borrowing by Company or any of its Subsidiaries of money other than those entered into in the Ordinary Course of Business and any guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the Ordinary Course of Business; (vii) which provides for payments to be made by Company or any of its Subsidiaries upon a change in control thereof; (viii) relating to the lease of personal property having a value in excess of $25,000 individually or $50,000 in the aggregate; (ix) relating to any joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties or which limits payments of dividends; (x) which relates to capital expenditures and involves future payments in excess of $50,000 individually or $100,000 in the aggregate; (xi) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the Ordinary Course of Business of Company or any of its Subsidiaries; (xii) which is not terminable on sixty (60) days or less notice and involving the payment of more than $100,000 per annum; (xiii) which contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by Company, Company Bank or any of their respective Affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Entity or any of its Affiliates to engage in any line of business or which grants any right of first refusal, right of first offer or similar right or that limits or purports to limit the ability of Company or any of its Subsidiaries (or, following consummation of the transactions contemplated hereby, Buyer or any of its Subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business; or (xiv) pursuant to which Company or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), is set forth in Company Disclosure Schedule 3.13(a), and is referred to herein as a “Company Material Contract.” Company has previously made available to Buyer true, complete and correct copies of each such Company Material Contract, including any and all amendments and modifications thereto.

(b)(i) Each Company Material Contract is valid and binding on Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had, a Material Adverse Effect; and (ii) neither Company nor any of its Subsidiaries is in default under any Company Material Contract or other material agreement, commitment, arrangement, Lease, Insurance Policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, except to the extent that such default or event of default has not had, and is not reasonably likely to have, a Material Adverse Effect. No power of attorney or similar authorization given directly or indirectly by Company or any of its Subsidiaries is currently outstanding.

(c) Company Disclosure Schedule 3.13(c) sets forth a true and complete list of all Company Material Contracts pursuant to which consents, waivers or notices are or may be required to be given thereunder, in each case, prior to the performance by Company or Company Bank of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby and thereby.

Section 3.14 Agreements with Regulatory Agencies. Except as set forth in Company Disclosure Schedule 3.14, neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority (each, whether or not set forth in Company Disclosure Schedule 3.14, a “Company Regulatory Agreement”) that restricts, or by its terms will in the future restrict, the conduct of Company’s or any of its Subsidiaries’ business or that in any manner relates to their capital adequacy, credit or risk management policies, dividend policies, management, business or operations, nor has Company or any of its Subsidiaries been advised by any Governmental Authority that it is considering issuing or requesting (or is considering the appropriateness of issuing or requesting) any Company Regulatory Agreement. To Company’s Knowledge, there are no investigations relating to any material regulatory matters pending before any Governmental Authority with respect to Company or any of its Subsidiaries.

Section 3.15 Brokers; Fairness Opinion. Neither Company, Company Bank nor any of its officers, directors or any of its Subsidiaries has employed any broker or finder or incurred, nor will it incur, any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Company has engaged, and will pay a fee or commission to Sandler O’Neill & Partners, L.P. (“Company Financial Advisor”), in accordance with the terms of a letter agreement between Company Financial Advisor and Company, a true, complete and correct copy of which has been previously delivered by Company to Buyer. Company has received the opinion of the Company Financial Advisor (and, when it is delivered in writing, a copy of such opinion will be promptly provided to Buyer) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 3.16 Employee Benefit Plans.

(a) All benefit and compensation plans, contracts, policies or arrangements (i) covering current or former employees of Company, any of its Subsidiaries or any of Company’s related organizations described in Code Sections 414(b), (c) or (m), or any entity which is considered one employer with Company, any of its Subsidiaries or Controlled Group Members under Section 4001 of ERISA or Section 414 of the Code (“ERISA Affiliates”) (such current employees collectively, the “Company Employees”), (ii) covering current or former directors of Company, any of its Subsidiaries, or ERISA Affiliates, or (iii) with respect to which Company or any of its Subsidiaries has or may have any liability or contingent liability (including liability arising from ERISA Affiliates) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, health/welfare, change-of-control, fringe benefit, deferred compensation, defined benefit plan, defined contribution plan, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus plans, retirement plans and other policies, plans or arrangements whether or not subject to ERISA (all such plans, contracts, policies or arrangements in (i)-(iii) hereof, with the exception of plans, contracts, policies or arrangements sponsored or maintained by an ERISA Affiliate, are collectively referred to as the “Company Benefit Plans”), are identified and described in Company Disclosure Schedule 3.16(a). Neither Company nor any of its Subsidiaries or ERISA Affiliates has any stated plan, intention or commitment to establish any new company benefit plan or has made any specific commitment to modify any Company Benefit Plan (except to the extent required by Law).

(b) Company has made available to Buyer true and complete copies of all Company Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Company Benefit Plans and all amendments thereto, summary plan descriptions and summary of material modifications, IRS Form 5500 (for the three (3) most recently completed plan years), the most recent IRS determination, opinion, notification and advisory letters, with respect thereto and including any correspondence from any regulatory agency. In addition, with respect to the Company Benefit Plans for the three (3) most recently completed plan years, any plan financial statements and accompanying accounting reports,, service contracts, fidelity bonds and employee and participant annual QDIA notice, safe harbor notice, or fee disclosures notices under ERISA 404(a)(5) have been made available to Buyer.

(c) All Company Benefit Plans are in compliance in form and operation with all applicable Laws, including ERISA and the Code in all material respects. Each Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code (“Company 401(a) Plan”), has received a favorable determination letter from the IRS, or is maintained under a prototype or volume submitter document and is entitled to rely on a favorable opinion or advisory letter from the IRS, and neither Company nor Company Bank is aware of any circumstance that could reasonably be expected to result in revocation of any such favorable determination, opinion, or advisory letter or the loss of the qualification of such Company 401(a) Plan under Section 401(a) of the Code, and nothing has occurred that would reasonably be expected to result in the Company 401(a) Plan ceasing to be qualified under Section 401(a) of the Code. All Company Benefit Plans have been administered in accordance with their terms in all material respects. There is no pending or, to Company’s Knowledge, threatened litigation or regulatory action relating to the Company Benefit Plans. Neither Company nor any of its Subsidiaries has engaged in a transaction with respect to any Company Benefit Plan, including a Company 401(a) Plan that could reasonably be expected to subject Company or any of its Subsidiaries to a material tax or material penalty under any Law including, but not limited to, Section 4975 of the Code or Section 502(i) of ERISA. No Company 401(a) Plan has been submitted under or been the subject of an IRS voluntary compliance program submission that is still outstanding or that has not been fully corrected in accordance with a compliance statement issued by the IRS with respect to any applicable failures. There are no audits, investigations, inquiries or proceedings pending or, to Company’s knowledge, threatened by the IRS or the Department of Labor with respect to any Company Benefit Plan.

(d) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Company, any of its Subsidiaries or any ERISA Affiliates with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Company, any of its Subsidiaries or any ERISA Affiliates. Neither Company, Company Bank nor any ERISA Affiliate has ever maintained a plan subject to Title IV of ERISA or Section 412 of the Code. None of Company, Company Bank, or any ERISA Affiliate has contributed to (or been obligated to contribute to) a “multiemployer plan” within the meaning of Section 3(37) of ERISA at any time and neither Company, any of its Subsidiaries or ERISA Affiliates have incurred, and do not expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA has been required to be filed for any Company Benefit Plan or by any ERISA Affiliate or will be required to be filed in connection with the transactions contemplated by this Agreement.

(e) All contributions required to be made with respect to all Company Benefit Plans have been timely made or have been reflected on the consolidated financial statements of Company.

(f) Except as set forth in Company Disclosure Schedule 3.16(f), no Company Benefit Plan provides and Company has not proposed or promised any arrangement that provides for any liability to provide life insurance, medical or other employee welfare benefits to any Company Employee, or any of their affiliates, upon his or her retirement or termination of employment for any reason, except as may be required by Law.

(g) Except as set forth in Company Disclosure Schedule 3.16(g) or otherwise provided for in this Agreement, neither the execution of this Agreement, stockholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will (i) entitle any Company Employee to severance pay or any increase in severance pay upon any termination of employment, (ii) accelerate the time of payment or vesting (except as required by Law) or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Company Benefit Plans, (iv) result in any payment that would be an excess “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, or (v) limit or restrict the right of Company or Company Bank or, after the consummation of the transactions contemplated hereby, Buyer or any of its Subsidiaries, to merge, amend or terminate any of the Company Benefit Plans.

(h) Each Company Benefit Plan that is a non-qualified deferred compensation plan or arrangement within the meaning of Section 409A of the Code, and any underlying award, is in compliance in all material respects with Section 409A of the Code. No payment or award that has been made to any participant under a Company Benefit Plan is subject to the interest and penalties specified in Section 409A(a)(1)(B) of the Code. Neither Company nor any of its Subsidiaries (i) has agreed to reimburse or indemnify any participant in a Company Benefit Plan for any of the interest and the penalties specified in Section 409A(a)(1)(B) of the Code that may be currently due or triggered in the future, or (ii) has been required to report to any Government Authority any correction or taxes due as a result of a failure to comply with Section 409A of the Code.

(i) Company Disclosure Schedule 3.16(i) contains a schedule showing the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as change-in-control payments based, in part, upon incentive payments earned in 2015 but payable in January 2016), under any employment, change-in-control, severance or similar contract, plan or arrangement with or which covers any present or former director, officer, employee or consultant of Company or any of its Subsidiaries who may be entitled to any such amount and identifying the types and estimated amounts of the in-kind benefits due under any Company Benefit Plans (other than a plan qualified under Section 401(a) of the Code) for each such person, specifying the assumptions in such schedule and providing estimates of other required contributions to any trusts for any related fees or expenses.

(j) Company and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for Company or any of its Subsidiaries for purposes of each Company Benefit Plan, ERISA, and the Code.

Section 3.17 Labor Matters. Neither Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Company’s Knowledge threatened, asserting that Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Company’s Knowledge, threatened, nor is Company or Company Bank aware of any activity involving Company Employees seeking to certify a collective bargaining unit or engaging in other organizational activity. Company and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for Company or any of its Subsidiaries for purposes of federal and state unemployment compensation Laws, workers’ compensation Laws and the rules and regulations of the U.S. Department of Labor.

Section 3.18 Environmental Matters.

(a) To Company’s Knowledge, there has been no release of Hazardous Substances at, on, or under any Company Loan Property, real property currently owned, operated or leased by Company or any of its Subsidiaries (including buildings or other structures) or formerly owned, operated or leased by Company or any of its Subsidiaries or any predecessor, that has formed or that could reasonably be expected to form the basis of any Environmental Claim against Company or any of its Subsidiaries.

(b) Neither Company nor any of its Subsidiaries has acquired, nor is any of them now in the process of acquiring, any real property through foreclosure or deed in lieu of foreclosure which has been contaminated with, or has had any release of, any Hazardous Substance in a manner that violates Environmental Law or requires reporting, investigation, remediation or monitoring under Environmental Law.

(c) Neither Company nor any of its Subsidiaries has previously been nor is any of them now in violation of or noncompliant with applicable Environmental Law.

(d) To Company’s Knowledge, neither Company nor any of its Subsidiaries could be deemed the owner or operator of, or to have participated in the management of, any Company Loan Property which has been contaminated with, or has had any release of, any Hazardous Substance in a manner that violates Environmental Law or requires reporting, investigation, remediation or monitoring under Environmental Law.

(e) Neither Company nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any violation of, or liability under, any Environmental Law or (ii) any written request for information reasonably indicating an investigation or other inquiry by any Governmental Authority concerning a possible violation of, or liability under, any Environmental Law.

(f) Neither Company nor any of its Subsidiaries has received notice of any Lien or encumbrance having been imposed on any Company Loan Property or any property owned, operated or leased by Company or its Subsidiaries in connection with any liability or potential liability arising from or related to Environmental Law, and there is no action, proceeding, writ, injunction or claim pending or, to Company’s Knowledge, threatened which could result in the imposition or any such Lien or encumbrance on any Company Loan Property or property owned, operated or leased by Company or any of its Subsidiaries.

(g) Neither Company nor any of its Subsidiaries is, or has been, subject to any order, decree or injunction relating to a violation of or allegation of liability under any Environmental Law.

(h) There are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving Company, any of its Subsidiaries, or any currently or, to Company’s Knowledge, formerly owned, operated or leased property, or any Company Loan Property that could reasonably be expected pursuant to applicable Environmental Law to (i) result in any claim, liability or investigation against Company or any of its Subsidiaries, or (ii) result in any restriction on the ownership, use, or transfer of any such property.

(i) Company has delivered to Buyer copies of all environmental reports, studies, sampling data, correspondence, filings and other information known to Company or Company Bank and in their possession or reasonably available to them relating to environmental conditions at or on any real property (including buildings or other structures) currently owned, operated or leased by Company or any of its Subsidiaries. Company Disclosure Schedule 3.18(i) includes a list of the environmental reports and other information provided.

(j) There is no litigation pending or, to Company’s Knowledge, threatened against Company or any of its Subsidiaries, or affecting any property now owned or, to Company’s Knowledge, formerly owned, used or leased by Company or any of its Subsidiaries or any predecessor, before any court, or Governmental Authority (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the presence or release into the environment of any Hazardous Substance.

(k) To the Company’s Knowledge, there are no underground storage tanks on, in or under any property currently owned, operated or leased by Company or any of its Subsidiaries, except as set forth in Company Disclosure Schedule 3.18(k).

Section 3.19 Tax Matters.

(a) Each of Company and its Subsidiaries has filed all material Tax Returns that it was required to file under applicable Laws, other than Tax Returns that are not yet due or for which a request for extension was timely filed consistent with requirements of applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws. Except as set forth in Company Disclosure Schedule 3.19(a), all material Taxes due and owing by Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of Company and which Company is contesting in good faith. Except as set forth in

Company Disclosure Schedule 3.19(a), Company is not currently the beneficiary of any extension of time within which to file any Tax Return and neither Company nor any of its Subsidiaries currently has any open tax years. Since January 1, 2010, no claim has been made to Company by any Governmental Authority in a jurisdiction where Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Company or any of its Subsidiaries.

(b) Company and each of its Subsidiaries, as applicable, have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(c) No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are currently being conducted or, to Company’s Knowledge, pending with respect to Company or any of its Subsidiaries. Other than with respect to audits that have already been completed and resolved, neither Company nor any of its Subsidiaries has received in writing from any foreign, federal, state, or local taxing authority (including jurisdictions where Company and or any of its Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Company or any of its Subsidiaries.

(d) Company has made available to Buyer true and complete copies of the United States federal, state, local, and foreign consolidated income Tax Returns filed with respect to Company for taxable periods ended December 31, 2014, 2013, 2012 and 2011. Company has delivered to Buyer correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Company with respect to income Taxes filed for the years ended December 31, 2014, 2013, 2012 and 2011. Company has timely and properly taken such actions in response to and in compliance with notices that Company has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by Law.

(e) Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Other than a Tax allocation or sharing agreement between Company and Company Bank, neither Company nor Company Bank is a party to or bound by any Tax allocation or sharing agreement. Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), and (ii) has no liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than Company and its Subsidiaries) under Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(g) The unpaid Taxes of Company (i) do not exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Financial Statements delivered to Buyer (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time in accordance with the past custom and practice of Company in filing its Tax Returns. Since December 31, 2014, Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business.

(h) Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(i) Company has not distributed stock of another Person nor had its stock distributed by another Person in a transaction that was purported or intended to be nontaxable and governed in whole or in part by Section 355 or Section 361 of the Code.

Section 3.20 Investment Securities. Company Disclosure Schedule 3.20(a) sets forth as of September 30, 2015, the Company Investment Securities, as well as any purchases or sales of Company Investment Securities between September 30, 2015 to and including the date hereof, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity” (as those terms are used in ASC 320), book values, fair values and coupon rates, and any gain or loss with respect to any Company Investment Securities sold during such time period after September 30, 2015. Neither Company nor any of its Subsidiaries owns any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution other than Company Bank.

Section 3.21 Derivative Transactions.

(a) All Derivative Transactions entered into by Company or any of its Subsidiaries or for the account of any of its customers were entered into in accordance with applicable Laws and regulatory policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Company or any of its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with its advisers) and to bear the risks of such Derivative Transactions. Company and each of its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to Company’s Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

(b) Each Derivative Transaction is listed in Disclosure Schedule Section 3.21(b), and the financial position of Company or Company Bank under or with respect to each has been reflected in the books and records of Company or Company Bank in accordance with GAAP, and no open exposure of Company or Company Bank with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exists, except as set forth in Disclosure Schedule Section 3.21(b).

(c) No Derivative Transaction, were it to be a Loan held by Company or any of its Subsidiaries, would be classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List,” as such terms are defined by the FDIC’s uniform loan classification standards, or words of similar import.

Section 3.22 Regulatory Capitalization. Company Bank is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC and the Georgia Department of Banking and Finance. Company is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.

Section 3.23 Loans; Nonperforming and Classified Assets.

(a) Company Disclosure Schedule 3.23(a) identifies any written loan, loan agreement, note or borrowing arrangement and other extensions of credit (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) to which Company, Company Bank or any of their respective Subsidiaries is a party (collectively, “Loans”), under the terms of which the obligor was over sixty (60) days delinquent in payment of principal or interest as of September 30, 2015 and such list as of the date hereof.

(b) Company Disclosure Schedule 3.23(b) identifies each Loan that was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Company, Company Bank or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder as of September 30, 2015 and such list as of the date hereof.

(c) Company Disclosure Schedule 3.23(c) identifies each asset of Company or any of its Subsidiaries that as of September 30, 2015 was classified as other real estate owned (“OREO”) and the book value thereof as of the date of this Agreement as well as any assets classified as OREO since September 30, 2015 and any sales of OREO between September 30, 2015 and the date hereof, reflecting any gain or loss with respect to any OREO sold.

(d) Each Loan held in Company’s, Company Bank’s or any of their respective Subsidiaries’ loan portfolio (each a “Company Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, is and has been secured by valid Liens which have been perfected and (iii) to Company’s and Company Bank’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(e) All currently outstanding Company Loans (to the extent such loans were not originated by Company Bank, to Company’s Knowledge) were solicited, originated and, currently exist in material compliance with all applicable requirements of Law and, to the extent originated by Company Bank, Company Bank’s lending policies at the time of origination of such Company Loans, and the notes or other credit or security documents with respect to each such outstanding Company Loan are complete and correct. There are no oral modifications or amendments or additional agreements related to the Company Loans that are not reflected in the written records of Company or Company Bank, as applicable. All such Company Loans are owned by Company or Company Bank free and clear of any Liens (other than blanket Liens by the Federal Home Loan Bank of Atlanta). No claims of defense as to the enforcement of any Company Loan have been asserted in writing against Company or Company Bank for which there is a reasonable possibility of an adverse determination, and neither Company nor Company Bank has any Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of an adverse determination to Company Bank. Except as set forth in Company Disclosure Schedule 3.23(e), no Company Loans are presently serviced by third parties, and there is no obligation which could result in any Company Loan becoming subject to any third party servicing.

(f) Neither Company nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates Company or any of its Subsidiaries to repurchase from any such Person any Loan or other asset of Company or any of its Subsidiaries, unless there is a material breach of a representation or covenant by Company or any of its Subsidiaries, and none of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(g) Neither Company nor any of its Subsidiaries is now nor has it ever been since January 1, 2010, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

Section 3.24 Allowance for Loan and Lease Losses. Company’s allowance for loan and lease losses as reflected in each of (i) the latest balance sheet included in the Audited Financial Statements and (ii) in the balance sheet as of September 30, 2015 included in the Unaudited Financial Statements, were, in the opinion of management, as of each of the dates thereof, in compliance with Company’s and Company Bank’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.

Section 3.25 Trust Business; Administration of Fiduciary Accounts. Except as set forth on Company Disclosure Schedule 3.25, neither Company nor any of its Subsidiaries has offered or engaged in providing any individual or corporate trust services or administers any accounts for which it acts as a fiduciary, including, but not limited to, any accounts in which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

Section 3.26 Investment Management and Related Activities. Except as set forth in Company Disclosure Schedule 3.26, none of Company, any Company Subsidiary or any of their respective directors, officers or employees is required to be registered, licensed or authorized under the Laws of any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

Section 3.27 Repurchase Agreements. With respect to all agreements pursuant to which Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Company or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

Section 3.28 Deposit Insurance. The deposits of Company Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the full extent permitted by Law, and Company Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Company’s and Company Bank’s Knowledge, threatened.

Section 3.29 Community Reinvestment Act, Anti-money Laundering and Customer Information Security. Except as set forth in Company Disclosure Schedule 3.29, neither Company nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and neither Company nor any of its Subsidiaries is aware of or has Knowledge (because of Company Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2014, filed with the FDIC, or otherwise), that any facts or circumstances exist, which would cause Company or Company Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Company Bank pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of Company Bank has adopted and Company Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

Section 3.30 Transactions with Affiliates. Except as set forth in Company Disclosure Schedule 3.30, there are no outstanding amounts payable to or receivable from, or advances by Company or any of its Subsidiaries to, and neither Company nor any of its Subsidiaries is otherwise a creditor or debtor to (a) any director, executive officer, five percent (5%) or greater stockholder of Company or any of its Subsidiaries or to any of their respective Affiliates or Associates or other Affiliate of Company or any of its Subsidiaries, other than part of the normal and customary terms of such persons’ employment or service as a director with Company or any of its Subsidiaries and other than deposits held by Company Bank in the Ordinary Course of Business. Except as set forth in Company Disclosure Schedule 3.30, neither Company nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective directors, executive officers or other Affiliates. All agreements between Company or any of Company’s Subsidiaries and any of their respective Affiliates comply, to the extent applicable, with Regulation W of the FRB.

Section 3.31 Tangible Properties and Assets.

(a) Company Disclosure Schedule 3.31(a) sets forth a true, correct and complete list of all real property owned by Company and each of its Subsidiaries. Except as set forth in Company Disclosure Schedule 3.31(a), Company or its Subsidiaries has good, valid and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent, and (ii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties. Except as set forth on Company Disclosure Schedule 3.31(a), there is no pending or, to Company’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature with respect to the real property that Company or any of its Subsidiaries owns, uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any of such real property by eminent domain. True and complete copies of all deeds or other documentation evidencing ownership of the real properties set forth in Company Disclosure Schedule 3.31(a), and complete copies of the title insurance policies and surveys for each property, together with any mortgages, deeds of trust and security agreements to which such property is subject have been furnished or made available to Buyer.

(b) Company Disclosure Schedule 3.31(b) sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect and neither Company nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by Company or any of its Subsidiaries of, or material default by Company or any of its Subsidiaries in, the performance of any covenant, agreement or condition contained in any Lease. To Company’s and Company Bank’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease. Company and each of its Subsidiaries have paid all rents and other charges to the extent due under the Leases. True and complete copies of all leases for, or other documentation evidencing ownership of or a leasehold interest in, the properties listed in Company Disclosure Schedule 3.31(b), have been furnished or made available to Buyer.

(c) All buildings, structures, fixtures, building systems and equipment, and all components thereof, including the roof, foundation, load-bearing walls and other structural elements thereof, heating, ventilation, air conditioning, mechanical, electrical, plumbing and other building systems, environmental control, remediation and abatement systems, sewer, storm and waste water systems, irrigation and other water distribution systems, parking facilities, fire protection, security and surveillance systems, and telecommunications, computer, wiring and cable installations, included in the owned real property or the subject of the Leases are in good condition and repair (normal wear and tear excepted) and sufficient for the operation of the business of Company and its Subsidiaries except where such condition has not had, nor is reasonably likely to have, a Material Adverse Effect on Company or any of its Subsidiaries.

Section 3.32 Intellectual Property. Company Disclosure Schedule 3.32 sets forth a true, complete and correct list of all Company Intellectual Property. Company or its Subsidiaries owns or has a valid license to use all Company Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). The Company Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of Company and its Subsidiaries as currently conducted. The Company Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither Company nor any of its Subsidiaries has received notice challenging the validity or enforceability of Company Intellectual Property. None of Company or any of its Subsidiaries is, nor will any of them be as a result of the execution and delivery of this Agreement or the performance by Company of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which Company or any of its Subsidiaries is a party and pursuant to which Company or any of its Subsidiaries is authorized to use any third-party patents, trademarks, service marks, copyrights, trade secrets or computer software and neither Company nor any of its Subsidiaries has received notice challenging Company’s or any of its Subsidiaries’ license or legally enforceable right to use any such third-party intellectual property rights. The consummation of the transactions contemplated hereby will not result in the loss or impairment of the right of Company or any of its Subsidiaries to own or use any of Company Intellectual Property.

Section 3.33 Insurance.

(a) Company Disclosure Schedule 3.33(a) identifies all of the insurance policies, binders, or bonds currently maintained by Company and its Subsidiaries (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $10,000. Company and each of its Subsidiaries is insured with reputable insurers against such risks and in such amounts as the management of Company and Company Bank reasonably have determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, neither Company nor any Subsidiary has received notice of cancellation of any of the Insurance Policies or is otherwise aware that any insurer under any of the Insurance Policies has expressed an intent to cancel any such Insurance Policies, and neither Company nor any of its Subsidiaries is in default thereunder and all claims thereunder have been filed in due and timely fashion.

(b) Company Disclosure Schedule Section 3.33(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Company or its Subsidiaries, including the value of its BOLI as of the end of the month prior to the date hereof. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Financial Statements in accordance with GAAP. All BOLI is owned solely by Company Bank, no other Person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under Company’s BOLI. Neither Company nor any of Company’s Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.

Section 3.34 Antitakeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement and the transactions contemplated hereby.

Section 3.35 Company Information. The information relating to Company and its Subsidiaries that is provided by or on behalf of Company for inclusion in the Proxy Statement-Prospectus and the Registration Statement, or for inclusion in any Regulatory Approval or other application, notification or document filed with any other Governmental Authority in connection with the Merger, Bank Merger or other transactions contemplated herein, will not (with respect to the Proxy Statement-Prospectus, as of the date the Proxy Statement-Prospectus is first mailed to Company’s stockholders and as of the date of the Company Meeting, with respect to the Registration Statement, as of the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act, and with respect to any application or other document filed or submitted to any Governmental Authority, as of the date filed or submitted, as applicable) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement-Prospectus relating to Company and Company’s Subsidiaries and other portions thereof within the reasonable control of Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act, and the rules and regulations thereunder.

Section 3.36 Transaction Costs. Company Disclosure Schedule 3.36 sets forth attorneys’ fees, investment banking fees, accounting fees and other costs or fees of Company and its Subsidiaries that, based upon reasonable inquiry, are expected to be paid or accrued through the Closing Date in connection with the Merger and the other transactions contemplated by this Agreement.

Section 3.37 No Knowledge of Breach. Neither Company nor any of its Subsidiaries has any Knowledge of any facts or circumstances that would result in Buyer or Buyer Bank being in breach on the date of execution of this Agreement of any representations and warranties of Buyer or Buyer Bank set forth in ARTICLE IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER BANK

Section 4.01 Making of Representations and Warranties.

(a) On or prior to the date hereof, Buyer has delivered to Company a schedule (the “Buyer Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in ARTICLE IV; provided, however, that nothing in the Buyer Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or a warranty unless such schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail.

(b) Except as set forth in the Buyer Disclosure Schedule, Buyer and Buyer Bank hereby represent and warrant, jointly and severally, to Company that the statements contained in this ARTICLE IV are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made on and as of the Closing Date), except as to any representation or warranty which specifically speaks as of an earlier date (including without limitation representations made as of “the date hereof”), which only need be correct as of such earlier date.

Section 4.02 Organization, Standing and Authority.

(a) Buyer is an Arkansas corporation duly organized, validly existing and in good standing under the Laws of the State of Arkansas, and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. True, complete and correct copies of the Articles of Incorporation, as amended (the “Buyer Articles”) and Bylaws of Buyer, as amended (the “Buyer Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Company. Buyer is duly licensed or qualified to do business in the State of Arkansas and each jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect on Buyer.

(b) Buyer Bank is an Arkansas state banking corporation duly organized, validly existing and in good standing under the Laws of the State of Arkansas. Buyer Bank is duly licensed or qualified to do business in the State of Arkansas and each other jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect on Buyer Bank. Buyer Bank’s deposits are insured by the FDIC in the manner and to the full extent provided by applicable Law, and all premiums and assessments required to be paid in connection therewith have been paid by Buyer Bank when due. Buyer Bank is a member in good standing of the Federal Home Loan Bank of Dallas.

Section 4.03 Capital Stock. The authorized capital stock of Buyer consists of (a) 1,000,000 shares of preferred stock, $0.01 par value per share, of which, as of September 30, 2015 no shares were outstanding and (b) 125,000,000 shares of Buyer Common Stock, of which, as of September 30, 2015, 88,264,627 shares were issued and outstanding. The outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any Buyer shareholder. The shares of Buyer Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to preemptive rights. All shares of Buyer’s capital stock issued and outstanding (and in the case of shares of capital stock issued prior to January 1, 2010, to Buyer’s Knowledge) have been issued in compliance with and not in violation of any applicable federal or state securities Laws.

Section 4.04 Corporate Power. Buyer and Buyer Bank have the corporate power and authority to carry on their business as it is now being conducted and to own all their properties and assets; and each of Buyer and Buyer Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities.

Section 4.05 Corporate Authority. Subject only to the receipt of the Requisite Buyer Shareholder Approval at the Buyer Meeting, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Buyer and Buyer Bank on or prior to the date hereof. Buyer and Buyer Bank have duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Company and Company Bank, this Agreement is a valid and legally binding obligation of Buyer and Buyer Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 4.06 SEC Documents; Financial Statements.

(a) Buyer has filed all required reports, forms, schedules, registration statements and other documents with the SEC that it has been required to file since December 31, 2012 (the “Buyer Reports”), and has paid all fees and assessments due and payable in connection therewith. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Buyer Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Buyer Reports, and none of the Buyer Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Buyer Reports.

(b) The consolidated financial statements of Buyer (including any related notes and schedules thereto) included in the Buyer Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of Buyer and its Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(c) Buyer (x) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (y) has disclosed, based on its most recent evaluation, to its outside auditors and the audit committee of Buyer’s board of directors (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Buyer’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal control over financial reporting.

Section 4.07 Regulatory Reports. Since January 1, 2010, Buyer and Buyer Bank have filed with the FDIC, the FRB, the Arkansas State Bank Department and any other applicable Governmental Authority, all material reports and other documents, that they were required to file under applicable Law (other than Buyer Reports) and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Authority in the regular course of the business of Buyer and its Subsidiaries, no Governmental Authority has notified Buyer that it has initiated any proceeding or, to the Knowledge of Buyer, threatened an investigation into the business or operations of Buyer or any of its Subsidiaries since January 1, 2010 which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer. There is no material unresolved violation or exception by any Governmental Authority with respect to any report filed by, or relating to any examinations by any such Governmental Authority of Buyer or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer.

Section 4.08 Regulatory Approvals; No Defaults. Subject to the receipt of the Requisite Buyer Shareholder Approval, the Regulatory Approvals and any required filings under federal and state securities Laws, the execution, delivery and performance of this Agreement by Buyer, and the consummation of the transactions contemplated hereby do not and will not, (i) constitute a breach or violation of, or a default under, the Buyer Articles or Buyer Bylaws, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound.

Section 4.09 Buyer Information. As of the date of the Proxy Statement-Prospectus and the date of the Buyer Meeting to which such Proxy Statement-Prospectus relates, none of the information supplied or to be supplied by Buyer for inclusion or incorporation by reference in the Proxy Statement-Prospectus and the Registration Statement prepared pursuant to the Securities Act and the regulations thereunder, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that any information contained in any Buyer Report as of a later date shall be deemed to modify information as of an earlier date.

Section 4.10 Absence of Certain Changes or Events. Except as reflected or disclosed in Buyer’s Annual Report on Form 10-K for the year ended December 31, 2014 or in the Buyer Reports since December 31, 2014, as filed with the SEC, there has been no change or development with respect to Buyer and its assets and business or combination of such changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to Buyer.

Section 4.11 Compliance with Laws. Buyer and each of its Subsidiaries is and since January 1, 2010 has been in compliance in all material respects with all applicable federal, state, and local Laws, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and any other Law relating to discriminatory lending, financing or leasing practices, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act, except where the failure to be in such compliance would not have a Material Adverse Effect with respect to Buyer.

Section 4.12 Brokers. No broker, investment banker, financial advisor or other Person, other than FIG Partners, LLC, the fees and expenses of which will be paid by Buyer, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any of its Affiliates.

Section 4.13 Tax Matters. Buyer and each of its Subsidiaries have filed all material Tax Returns that they were required to file under applicable Laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed consistent with requirements of applicable Law or regulation. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws. All material Taxes due and owing by Buyer or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of Buyer and which Buyer is contesting in good faith. Neither Buyer nor any of its Subsidiaries currently has any open tax years prior to 2012. Since January 1, 2010, no claim has been made by an authority in a jurisdiction where Buyer does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Buyer or any of its Subsidiaries.

Section 4.14 Regulatory Capitalization. Buyer Bank is, and will be upon consummation of the transactions contemplated by this Agreement, “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Buyer is, and will be upon consummation of the transactions contemplated by this Agreement, “well-capitalized” as such term is defined in the rules and regulations promulgated by the FRB.

Section 4.15 No Financing. Buyer has and will have as of the Effective Time, without having to resort to external sources, sufficient capital to effect the transactions contemplated by this Agreement.

Section 4.16 No Knowledge of Breach. Neither Buyer nor Buyer Bank has any Knowledge of any facts or circumstances that would result in Company or Company Bank being in breach on the date of execution of this Agreement of any representations and warranties of Company or Company Bank set forth in ARTICLE III.

ARTICLE V

COVENANTS

Section 5.01 Covenants of Company. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), Company shall carry on its business, including the business of each of its Subsidiaries, only in the Ordinary Course of Business and consistent with prudent banking practice, and in compliance in all material respects with all applicable Laws. Without limiting the generality of the foregoing, Company and each of its Subsidiaries shall, in respect of loan loss provisioning, securities, portfolio management, compensation and other expense management and other operations which might impact Company’s equity capital, operate only in the Ordinary Course of Business and in accordance with the limitations set forth in this Section 5.01 unless otherwise consented to in writing by Buyer, which for purposes of requesting and giving consent under this Section 5.01, Company’s and Company Bank’s representative shall be Company’s General Counsel and Chief Strategy Officer (or such other person or persons designated in writing by such General Counsel and Chief Strategy Officer) and Buyer’s representative shall be Buyer’s Director of Mergers and Acquisitions (or such other person or persons designated in writing by such Director of Mergers and Acquisitions); provided, however, that with respect to Section 5.01(q)(i), Section 5.01(r) and Section 5.01(s), if Buyer shall not have disapproved of Company’s request in writing within two (2) Business Days upon receipt of such written request from Company or Company Bank, then such request shall be deemed to be approved by Buyer. Company and Company Bank will use commercially reasonable efforts to (i) preserve its business organizations and assets intact, (ii) keep available to itself and Buyer the present services of the current officers and employees of Company and its Subsidiaries, (iii) preserve for itself and Buyer the goodwill of its customers, employees, lessors and others with whom business relationships exist, (iv) continue diligent collection efforts with respect to any delinquent loans and, to the extent within its control, not allow any material increase in delinquent loans. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (x) as set forth in Company Disclosure Schedule 5.01, (y) as otherwise expressly required by this Agreement, or (y) consented to in writing by Buyer, the Company shall not and shall not permit its Subsidiaries to:

(a) Stock. (i) Except as set forth in Company Disclosure Schedule 5.01(a), issue, sell, grant, pledge, dispose of, encumber, or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock (except for issuances of Company Common Stock upon the exercise of Company Stock Options and Company Warrants or the vesting and/or settling of Company RSUs or Company DSUs outstanding on the date hereof and included in Company Disclosure Schedule 3.03(b)), any Rights, any new award or grant under the Company Stock Plans or otherwise, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company), or enter into any agreement with respect to the foregoing, (ii) except as expressly permitted by this Agreement, accelerate the vesting of any existing Rights, or (iii) except as expressly permitted by this Agreement, directly or indirectly change (or establish a record date for changing), adjust, split, combine, redeem, reclassify, exchange, purchase or otherwise acquire any shares of its capital stock, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any Rights issued and outstanding prior to the Effective Time (other than the acquisition of shares of Company Common Stock from a holder of Company RSUs, Company DSUs or Company Stock Options in satisfaction of withholding obligations or in payment of the exercise price, as may be permitted pursuant to Company Stock Plans or the applicable award agreements).

(b) Dividends; Other Distributions. Make, declare, pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock, except for payments from Company Bank to Company.

(c) Compensation; Employment Agreements, Etc. Enter into or amend or renew any employment, consulting, compensatory, severance, retention or similar agreements or arrangements with any director, officer or employee of Company or any of its Subsidiaries, or grant any salary, wage or fee increase or increase any employee benefit or pay any incentive or bonus payments, except (i) normal increases in base salary to employees in the Ordinary Course of Business and pursuant to policies currently in effect, provided that, such increases shall not result in an annual adjustment in base compensation (which includes base salary and any other compensation other than bonus payments) of more than 5% for any individual or 3% in the aggregate for all employees of Company or any of its Subsidiaries other than as disclosed in Company Disclosure Schedule 5.01(c), (ii) as may be required by Law, (iii) to satisfy contractual obligations existing or contemplated as of the date hereof, as previously disclosed to Buyer and set forth in Company Disclosure Schedule 5.01(c), and (iv) bonus payments in the Ordinary Course of Business and pursuant to plans in effect on the date hereof, provided that, such payments shall not exceed the aggregate amount set forth in Company Disclosure Schedule 5.01(c) and shall not be paid to any individual for whom such payment would be an “excess parachute payment” as defined in Section 280G of the Code.

(d) Hiring. Hire any person as an employee of Company or any of its Subsidiaries, except for at-will employees at an annual rate of salary not to exceed $50,000 to fill vacancies that may arise from time to time in the Ordinary Course of Business.

(e) Benefit Plans. Enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by or to make consistent with applicable Law, subject to the provision of prior written notice to and consultation with respect thereto with Buyer, (ii) to satisfy contractual obligations existing as of the date hereof and set forth in Company Disclosure Schedule 5.01(e), (iii) as previously disclosed to Buyer and set forth in Company Disclosure Schedule 5.01(e), or (iv) as may be required pursuant to the terms of this Agreement) any Company Benefit Plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of Company or any of its Subsidiaries.

(f) Transactions with Affiliates. Except pursuant to agreements or arrangements in effect on the date hereof and set forth in Company Disclosure Schedule 5.01(f), pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any Affiliates or Associates of any of its officers or directors other than compensation or business expense advancements or reimbursements in the Ordinary Course of Business.

(g) Dispositions. Except as set forth on Company Disclosure Schedule 5.01(g) or in the Ordinary Course of Business, sell, license, lease, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties or cancel or release any indebtedness owed to Company or any of its Subsidiaries.

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business) all or any portion of the assets, debt, business, deposits or properties of any other entity or Person, except for purchases specifically approved by Buyer pursuant to any other applicable paragraph of this Section 5.01.

(i) Capital Expenditures. Make any capital expenditures in amounts exceeding $50,000 individually, or $100,000 in the aggregate.

(j) Governing Documents. Amend Company’s Certificate of Incorporation or Bylaws or any equivalent documents of Company’s Subsidiaries.

(k) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Laws or GAAP.

(l) Contracts. Except as set forth in Company Disclosure Schedule 5.01(l), enter into, amend, modify, terminate, extend, or waive any material provision of, any Company Material Contract, Lease or Insurance Policy, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Company or any of its Subsidiaries, or enter into any contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement, except for any amendments, modifications or terminations requested by Buyer.

(m) Claims. Other than settlement of foreclosure actions in the Ordinary Course of Business, (i) enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Company or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement or agreement involves payment by Company or any of its Subsidiaries of an amount which exceeds $25,000 individually or $100,000 in the aggregate and/or would impose any material restriction on the business of Company or any of its Subsidiaries or (ii) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations.

(n) Banking Operations. (i) Enter into any material new line of business, introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; (ii) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Law, regulation or policies imposed by any Governmental Authority; or (iii) make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans, its hedging practices and policies.

(o) Derivative Transactions. Enter into any Derivative Transaction.

(p) Indebtedness. Incur, modify, extend or renegotiate any indebtedness of Company or Company Bank or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person (other than creation of deposit liabilities, purchases of federal funds, purchases of Federal Home Loan Bank advances that have a maturity under twelve (12) months and a cost less than 0.5%, and purchases of brokered certificates of deposit that have a maturity under twelve (12) months and a cost less than 0.5%, which are in each case in the Ordinary Course of Business), provided any consent requested of Buyer will not be unreasonably withheld or delayed.

(q) Investment Securities. (i) Acquire (other than (x) by way of foreclosures or acquisitions in a bona fide fiduciary capacity or (y) in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposits issued by other banks, nor (ii) change the classification method for any of the Company Investment Securities from “held to maturity” to “available for sale” or from “available for sale” to “held to maturity,” as those terms are used in ASC 320.

(r) Deposits. Other than in connection with the CertusBank Transaction, make any changes to deposit pricing (other than immaterial changes on an individual customer basis, consistent with past practices).

(s) Loans. Except for loans or extensions of credit approved and/or committed as of the date hereof that are listed in Company Disclosure Schedule 5.01(s), (i) make, renew, renegotiate, increase, extend or modify any (A) unsecured loan, if the amount of such unsecured loan, together with any other outstanding unsecured loans made by Company or any of its Subsidiaries to such borrower or its Affiliates would be in excess of $100,000, in the aggregate, (B) loan secured by other than a first lien in excess of $200,000, (C) loan in excess of FFIEC regulatory guidelines relating to loan to value ratios, (D) secured loan over $5,000,000, (E) any loan that is not made in conformity with Company’s ordinary course lending policies and guidelines in effect as of the date hereof, or (F) loan, whether secured or unsecured, if the amount of such loan, together with any other outstanding loans (without regard to whether such other loans have been advanced or remain to be advanced), would result in the aggregate outstanding loans to any borrower of Company or any of its Subsidiaries (without regard to whether such other loans have been advanced or remain to be advanced) to exceed $8,000,000, (ii) sell any loan or loan pools in excess of $5,000,000 in principal amount or sale price, or (iii) acquire any servicing rights, or sell or otherwise transfer any loan where the Company or any of its Subsidiaries retains any servicing rights. The limits set forth in this Section 5.01(s) may be increased upon mutual agreement of the parties, provided such adjustments shall be memorialized in writing by all parties thereto.

(t) Investments or Developments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by Company or its Subsidiaries.

(u) Taxes. Except as required by applicable Law, make, in any manner different from Company’s prior custom and practice, or change any material Tax election, file any material amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, file any claim for a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, provided that, for purposes of this subsection (u), “material” shall mean affecting or relating to $10,000 or more in Taxes or $25,000 or more of taxable income.

(v) Compliance with Agreements. Commit any act or omission which constitutes a material breach or default by Company or any of its Subsidiaries under any agreement with any Governmental Authority or under any Company Material Contract, Lease or other material agreement or material license to which Company or any of its Subsidiaries is a party or by which any of them or their respective properties are bound or under which any of them or their respective assets, business, or operations receives benefits.

(w) Environmental Assessments. Foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an ASTM International (“ASTM”) E1527-13 Phase I Environmental Site Assessment (or any applicable successor standard) of the property that satisfies the requirements of 40 C.F.R. Part 312 (“Phase I”), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence or likely presence of any Hazardous Substances under conditions that indicate an existing release, a past release, or a material threat of a release of any Hazardous Substances into structures on the property or into the ground, ground water, or surface water of the property.

(x) Adverse Actions. Except as expressly contemplated or permitted by this Agreement, without the prior written consent of Buyer, Company will not, and will cause each of its Subsidiaries not to take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to (i) prevent, delay or impair Company’s ability to consummate the Merger or the transactions contemplated by this Agreement, (ii) prevent the Merger or Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (iii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.01.

(y) Capital Stock Purchase. Directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

(z) Facilities. Except as set forth in Company Disclosure Schedule 5.01(z) or as required by Law, file any application or make any contract or commitment for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility, except for any change that may be requested by Buyer.

(aa) Restructure. Merge or consolidate itself or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries.

(bb) Commitments. (i) Enter into any contract with respect to, or otherwise agree or commit to do, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing or (ii) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable Law.

Section 5.02 Covenants of Buyer.

(a) Affirmative Covenants. From the date hereof until the Effective Time, Buyer will carry on its business consistent with prudent banking practices and in compliance in all material respects with all applicable Laws.

(b) Negative Covenants. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of Company, Buyer will not, and will cause each of its Subsidiaries not to take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to (i) prevent, delay or impair Buyer’s ability to consummate the Merger or the transactions contemplated by this Agreement, (ii) prevent the Merger or Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (iii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.02.

Section 5.03 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties to the Agreement agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in ARTICLE VI hereof, and shall cooperate fully with the other parties hereto to that end.

Section 5.04 Stockholder Approval.

(a) Company Stockholder Approval.

(i) Following the execution of this Agreement, Company shall take, in accordance with applicable Law and the Certificate of Incorporation and Bylaws of Company, all action necessary to convene a special meeting of its stockholders as promptly as practicable (and in any event within forty-five (45) days following the time when the Registration Statement becomes effective, subject to extension with the consent of Buyer) to consider and vote upon the approval of this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Company’s stockholders in order to permit consummation of the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “Company Meeting”) and shall take all lawful action to solicit such approval by such stockholders. Company shall use its commercially reasonable efforts to obtain the Requisite Company Stockholder Approval to consummate the Merger and the other transactions contemplated hereby, and shall ensure that the Company Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Company in connection with the Company Meeting are solicited in compliance with the DGCL, the Certificate of Incorporation and Bylaws of Company, and all other applicable legal requirements. Except with the prior approval of Buyer, no other matters shall be submitted for the approval of Company stockholders at the Company Meeting.

(ii) Except to the extent provided otherwise in Section 5.09, the Company Board shall at all times prior to and during the Company Meeting recommend approval of this Agreement by the stockholders of Company and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Company’s stockholders for consummation of the Merger and the transactions contemplated hereby (the “Company Recommendation”) and shall not withhold, withdraw, amend, modify, change or qualify such recommendation in a manner adverse in any respect to the interests of Buyer or take any other action or make any other public statement inconsistent with such recommendation and the Proxy Statement-Prospectus shall include the Company Recommendation. In the event that there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Company Stockholder Approval, Company will not adjourn or postpone the Company Meeting unless Company is advised by counsel that failure to do so would result in a breach of the fiduciary duties of Company Board. Company shall keep Buyer updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by Buyer.

(b) Buyer Shareholder Approval.

(i) Following the execution of this Agreement, Buyer shall take, in accordance with applicable Law, applicable rules of NASDAQ and the Buyer Articles and Buyer Bylaws, all action necessary to convene a meeting of its shareholders as promptly as practicable (and in any event within forty-five (45) days following the time when the Registration Statement becomes effective, subject to extension with the consent of Company) to consider and vote upon the approval of this Agreement and the transactions contemplated hereby (including the Merger) and any other matter required to be approved by the shareholders of Buyer in order to consummate the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “Buyer Meeting”).

(ii) Buyer shall use its commercially reasonable efforts to obtain the Requisite Buyer Shareholder Approval to consummate the Merger and the other transactions contemplated hereby, and shall ensure that the Buyer Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Buyer in connection with the Buyer Meeting are solicited in compliance with the ABCA, Buyer Articles and Buyer Bylaws, and all other applicable legal requirements. Buyer shall keep Company updated with respect to the proxy solicitation results in connection with the Buyer Meeting as reasonably requested by Company. Buyer’s board of directors shall recommend that Buyer’s shareholders vote to approve this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Buyer’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “Buyer Recommendation”), and the Proxy Statement-Prospectus shall include the Buyer Recommendation.

Section 5.05 Registration Statement; Proxy Statement-Prospectus; NASDAQ Listing.

(a) Buyer and Company agree to cooperate in the preparation of the Registration Statement to be filed by Buyer with the SEC in connection with the issuance of Buyer Common Stock in the transactions contemplated by this Agreement (including the Proxy Statement-Prospectus and all related documents). Company shall use its commercially reasonable efforts to deliver to Buyer such financial statements and related analysis of the Company, including Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company, as may be required in order to file the Registration Statement, and any other report required to be filed by Buyer with the SEC, in each case, in compliance with applicable Laws, and shall, as promptly as practicable following execution of this Agreement, prepare and deliver drafts of such information to Buyer to review. Each of Buyer and Company agree to use commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof. Buyer also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from Company’s independent auditors in connection with the Registration Statement and the Proxy Statement-Prospectus. After the Registration Statement is declared effective under the Securities Act, Company, at its own expense, shall promptly mail or cause to be mailed the Proxy Statement-Prospectus to its stockholders.

(b) Buyer will advise Company, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or upon the receipt of any comments (whether written or oral) from the SEC or its staff. Buyer will provide Company and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement-Prospectus, and all responses to requests for additional information by and replies to comments of the SEC prior to filing such with, or sending such to, the SEC, and Buyer will provide Company and its counsel with a copy of all such filings made with the SEC. If at any time prior to the Company Meeting there shall occur any event that should be disclosed in an amendment or supplement to the Proxy Statement-Prospectus or the Registration Statement, Buyer shall use its commercially reasonable efforts to promptly prepare and file such amendment or supplement with the SEC (if required under applicable Law) and cooperate with Company to mail such amendment or supplement to Company stockholders (if required under applicable Law).

(c) Buyer agrees to use its commercially reasonable efforts to cause the shares of Buyer Common Stock to be issued in connection with the transactions contemplated by this Agreement to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

Section 5.06 Regulatory Filings; Consents.

(a) Each of Buyer and Company and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts (i) to prepare all documentation (including the Proxy Statement-Prospectus), to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, the Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger in the manner contemplated herein, including, without limitation, the final consent of the FDIC to the assignment, assumption and transfer of all purchase and assumption and related loss-share agreements, that have not been terminated, between Company Bank and the FDIC, as receiver and acting in its corporate capacity (collectively, the “FDIC Agreements”), to Buyer and Buyer Bank, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the transactions contemplated by this Agreement to be consummated as expeditiously as practicable; provided, however, that in no event shall Buyer be required to agree to any prohibition, limitation, or other requirement which would prohibit or materially limit the ownership or operation by Company or any of its Subsidiaries, or by Buyer or any of its Subsidiaries, of all or any material portion of the business or assets of Company or any of its Subsidiaries or Buyer or its Subsidiaries, or compel Buyer or any of its Subsidiaries to dispose of all or any material portion of the business or assets of Company or any of its Subsidiaries or Buyer or any of its Subsidiaries or continue any portion of any Company Regulatory Agreement against Buyer after the Merger except as set forth on Company Disclosure Schedule 5.06(a) (together, the “Burdensome Conditions”). Buyer and Company will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and stockholders and such other matters as may be necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of Buyer or Company to any Governmental Authority in connection with the transactions contemplated by this Agreement. Each party hereto shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority. In addition, Buyer and Company shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing.

(b) Company will use its commercially reasonable efforts, and Buyer shall reasonably cooperate with Company at Company’s request, to obtain all consents, approvals, authorizations, waivers or similar affirmations described on Company Disclosure Schedule 3.13(c). Each party will notify the other party promptly and shall promptly furnish the other party with copies of notices or other communications received by such party or any of its Subsidiaries of any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such party, its Subsidiaries or its representatives). Company will consult with Buyer and its representatives as often as practicable under the circumstances so as to permit Company and Buyer and their respective representatives to cooperate to take appropriate measures to obtain such consents and avoid or mitigate any adverse consequences that may result from the foregoing.

Section 5.07 Publicity. Buyer and Company shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably delayed or withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of counsel be required by Law or the rules and regulations of any stock exchanges. It is understood that Buyer shall assume primary responsibility for the preparation of joint press releases relating to this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.08 Access; Current Information.

(a) For the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, upon reasonable notice and subject to applicable Laws relating to the exchange of information, Company agrees to afford Buyer and its officers, employees, counsel, accountants and other authorized representatives such access during normal business hours at any time and from time to time throughout the period prior to the Effective Time to Company’s and Company’s Subsidiaries’ books, records (including, without limitation, Tax Returns and work papers of independent auditors), information technology systems, properties and personnel and to such other information relating to them as Buyer may reasonably request and Company shall use commercially reasonable efforts to provide any appropriate notices to employees and/or customers in accordance with applicable Law and Company’s privacy policy and, during such period, Company shall furnish to Buyer, upon Buyer’s reasonable request, all such other information concerning the business, properties and personnel of Company and its Subsidiaries that is substantially similar in scope to the information provided to Buyer in connection with its diligence review prior to the date of this Agreement.

(b) As soon as reasonably practicable after they become available, Company will furnish to Buyer copies of the board packages distributed to the Company Board or board of directors of Company Bank, or any of their respective Subsidiaries, and minutes from the meetings thereof, copies of any internal management financial control reports showing actual financial performance against plan and previous period, and copies of any reports provided to the Company Board or any committee thereof relating to the financial performance and risk management of Company.

(c) During the period from the date of this Agreement to the Effective Time, each of Company and Buyer will cause one or more of its designated representatives to confer on a regular basis with representatives of the other party and to report the general status of the ongoing operations of Company and its Subsidiaries and Buyer and its Subsidiaries, respectively. Without limiting the foregoing, Company agrees to provide to Buyer (i) a copy of each report filed by Company or any of its Subsidiaries with a Governmental Authority within one (1) Business Day following the filing thereof, (ii) a copy of Company’s monthly loan trial balance within one (1) Business Day of the end of the month, and (iii) a copy of Company’s monthly statement of condition and profit and loss statement within five (5) Business Days of the end of the month and, if requested by Buyer, a copy of Company’s daily statement of condition and daily profit and loss statement, which shall be provided within two (2) Business Days of such request.

(d) Not later than five (5) Business Days prior to the Closing Date, Company shall obtain and cause to be delivered simultaneously to Company and Buyer for their respective review and approval a current valuation, as of a date not more than ten (10) Business Days prior to the Closing Date, of all securities in the investment portfolio of Company and its Subsidiaries. Such valuation shall initially be prepared by Interactive Data Corporation (“IDC”), and shall follow the methodology, procedures and approach consistent with those employed in the September 30, 2015 investment portfolio valuation prepared by IDC for Company and its Subsidiaries. Neither party will discuss the valuation with IDC or attempt to influence IDC’s valuation in any way. Each party shall have one (1) Business Day after receipt to evaluate the IDC report, including the Closing Date Mark-to-Market Valuation, and either accept it or request a second valuation. If either party requests a second valuation then both Buyer and Company will jointly present a request for a second Closing Date Mark-to-Market Valuation (the “Second Valuation”) to Standard & Poor’s Securities Evaluations, Inc. (“S&P”). To the extent any of the securities in Company and its Subsidiaries’ investment portfolio are not valued by S&P, a third nationally recognized valuation service to be selected by mutual agreement of the parties shall value those specific securities, such valuation to comprise part of the Second Valuation. If the resulting Closing Date Mark-to-Market Valuation arrived at using the Second Valuation differs from the resulting Closing Date Mark-to-Market Valuation determined using the IDC valuation by one percent (1%) or less, the resulting Closing Date Mark-to-Market valuation provided by IDC will be used by the parties in connection with the Closing of the transactions contemplated by this Agreement. If the resulting Closing Date Mark-to-Market Valuation arrived at using the Second Valuation differs from the resulting Closing Date Mark-to-Market Valuation using the IDC valuation by more than one percent (1%), the mean average of the Closing Date Mark-to-Market Valuations in the IDC valuation and the Second Valuation will be used by the parties in connection with the Closing of the transactions contemplated by this Agreement. The (i) IDC Closing Date Mark-to-Market Valuation or (ii) mean average of such valuation and the Closing Date Mark-to-Market Valuation contained as part of the Second Valuation, whichever is applicable, is referred to in this Agreement as the “Closing Securities Valuation.”

(e) No investigation by Buyer or its representatives shall be deemed to modify or waive any representation, warranty, covenant or agreement of Company or Company Bank set forth in this Agreement, or the conditions to the respective obligations of Buyer and Company to consummate the transactions contemplated hereby.

(f) Company shall not be required to copy Buyer on any documents that disclose confidential discussions of this Agreement or the transactions contemplated hereby or any other matter that Company’s or Company Bank’s board of directors has been advised by counsel that such distribution to Buyer may violate a confidentiality obligation or fiduciary duty or any Law or regulation, or may result in a waiver of Company’s attorney-client privilege. In the event any of the restrictions in this Section 5.08(f) shall apply, Company shall use its reasonable best efforts to provide appropriate consents, waivers, decrees and approvals necessary to satisfy any confidentiality issues relating to documents prepared or held by third parties (including work papers), the parties will make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws.

Section 5.09 No Solicitation by Company; Superior Proposals.

(a) Company shall not, and shall cause its Subsidiaries and each of their respective officers, directors and employees not to, and will not authorize any investment bankers, financial advisors, attorneys, accountants, consultants, affiliates or other agents of Company or any of Company’s Subsidiaries (collectively, the “Company Representatives”) to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Buyer) any information or data with respect to Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Company is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any of the Company Representatives, whether or not such Company Representative is so authorized and whether or not such Company Representative is purporting to act on behalf of Company or otherwise, shall be deemed to be a breach of this Agreement by Company. Company and its Subsidiaries shall, and shall cause each of the Company Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Buyer), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction.

For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Company or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, a significant portion of the assets of Company or any of its Subsidiaries; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of Company or any of its Subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of Company or any of its Subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Company or Company Bank, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Company Common Stock or more than 50% of the assets of Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities and (ii) that Company Board reasonably determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (A) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Acquisition Proposal, and (B) taking into account any changes to this Agreement proposed by Buyer in response to such Acquisition Proposal, as contemplated by paragraph (c) of this Section 5.09, and all financial, legal, regulatory and other aspects of such takeover proposal, including all conditions contained therein and the person making such proposal, is more favorable to the stockholders of Company from a financial point of view than the Merger.

(b) Notwithstanding Section 5.09(a) or any other provision of this Agreement, prior to the date of the Company Meeting, Company may take any of the actions described in Section 5.09(a) if, but only if, (i) Company has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.09; (ii) the Company Board reasonably determines in good faith, after consultation with and having considered the advice of its outside financial advisor and outside legal counsel, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) it is reasonably necessary to take such actions to comply with its fiduciary duties to Company’s stockholders under applicable Law; (iii) Company has provided Buyer with at least three (3) Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, Company receives from such Person a confidentiality agreement with terms no less favorable to Company than those contained in the confidentiality agreement with Buyer. Company shall promptly provide to Buyer any non-public information regarding Company or its Subsidiaries provided to any other Person which was not previously provided to Buyer, such additional information to be provided no later than the date of provision of such information to such other party.

(c) Company shall promptly (and in any event within 48 hours) notify Buyer in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Company or the Company Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) except to the extent that such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement). Company agrees that it shall keep Buyer informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Company Board nor any committee thereof shall (i) withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to Buyer in connection with the transactions contemplated by this Agreement (including the Merger), the Company Recommendation, fail to reaffirm the Company Recommendation within five (5) Business Days following a request by Buyer, or make any statement, filing or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Company Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause Company or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 5.09(b)) or (B) requiring Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding Section 5.09(d), prior to the date of the Company Meeting, the Company Board may withdraw, qualify, amend or modify the Company Recommendation (a “Company Subsequent Determination”) after the fifth (5th) Business Day following Buyer’s receipt of a notice (the “Notice of Superior Proposal”) from Company advising Buyer that the Company Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.09) constitutes a Superior Proposal if, but only if, (i) the Company Board has determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that it is reasonably necessary to take such actions to comply with its fiduciary duties to Company’s stockholders under applicable Law, (ii) during the five (5) Business Day period after receipt of the Notice of Superior Proposal by Buyer (the “Notice Period”), Company and the Company Board shall have cooperated and negotiated in good faith with Buyer to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable Company to proceed with the Company Recommendation without a Company Subsequent Determination; provided, however, that Buyer shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, the Company Board has again in good faith made the determination (A) in clause (i) of this Section 5.09(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, Company shall be required to deliver a new Notice of Superior Proposal to Buyer and again comply with the requirements of this Section 5.09(e), except that the Notice Period shall be reduced to three (3) Business Days.

(f) Notwithstanding any Company Subsequent Determination, this Agreement shall be submitted to Company’s stockholders at the Company Meeting for the purpose of voting on the approval of this Agreement and the transactions contemplated hereby (including the Merger) and nothing contained herein shall be deemed to relieve Company of such obligation; provided, however, that if the Company Board shall have made a Company Subsequent Determination with respect to a Superior Proposal, then the Company Board may recommend approval of such Superior Proposal by the stockholders of Company and may submit this Agreement to Company’s stockholders without recommendation, in which event the Company Board shall communicate the basis for its recommendation of such Superior Proposal and the basis for its lack of a recommendation with respect to this Agreement and the transactions contemplated hereby to Company’s stockholders in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto.

(g) Nothing contained in this Section 5.09 shall prohibit Company or the Company Board from complying with Company’s obligations required under Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed a change in the Company Recommendation unless the Company Board reaffirms the Company Recommendation in such disclosure.

Section 5.10 Indemnification.

(a) For a period of six (6) years from and after the Effective Time, and in any event subject to the provisions of Section 5.10(b)(iv), Buyer shall indemnify and hold harmless the present and former directors and officers of Company and Company Bank (the “Indemnified Parties”), against all costs or expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages, or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative arising out of actions or omissions of such persons in the course of performing their duties for Company or Company Bank occurring at or before the Effective Time (including the transactions contemplated by this Agreement) (each a “Claim”), to the same extent as such persons have the right to be indemnified pursuant to the Certificate of Incorporation and Bylaws of Company or Company Bank in effect on the date of this Agreement, to the extent permitted by applicable Law.

(b) Any Indemnified Party wishing to claim indemnification under this Section 5.10 shall promptly notify Buyer upon learning of any Claim, provided that, failure to so notify shall not affect the obligation of Buyer under this Section 5.10, unless, and only to the extent that, Buyer is materially prejudiced in the defense of such Claim as a consequence. In the event of any such Claim (whether asserted or claimed prior to, at or after the Effective Time), (i) Buyer shall have the right to assume the defense thereof and Buyer shall not be liable to such Indemnified Parties for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) Buyer shall not be liable for any settlement effected without its prior written consent and (iv) Buyer shall have no obligation hereunder to any Indemnified Party if such indemnification would be in violation of any applicable federal or state banking Laws or regulations, or in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Laws and regulations, whether or not related to banking Laws.

(c) For a period of six (6) years following the Effective Time, Buyer will use its commercially reasonable efforts to provide director’s and officer’s liability insurance (herein, “D&O Insurance”) that serves to reimburse the present and former officers and directors of Company or its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party, as that coverage currently provided by Company; provided that, if Buyer is unable to maintain or obtain the insurance called for by this Section 5.10, Buyer will provide as much comparable insurance as is reasonably available (subject to the limitations described below in this Section 5.10(c)); and provided, further, that officers and directors of Company or its Subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the D&O Insurance for the purpose of obtaining such insurance. In no event shall Buyer be required to expend for such tail insurance a premium amount in excess of an amount equal to 200% of the annual premiums paid by Company for D&O Insurance in effect as of the date of this Agreement (the “Maximum D&O Tail Premium”). If the cost of such tail insurance exceeds the Maximum D&O Tail Premium, Buyer shall obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for a cost not exceeding the Maximum D&O Tail Premium.

(d) If Buyer or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of Buyer and its Subsidiaries shall assume the obligations set forth in this Section 5.10.

Section 5.11 Employees; Benefit Plans.

(a) Employees of Company and Company Bank shall be retained as “at will” employees after the Effective Time as employees of Buyer or Buyer Bank; provided, that continued retention by Buyer Bank of such employees subsequent to the Effective Time shall be subject to Buyer Bank’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures, and satisfactory employment performance. In addition, Company and Company Bank agree, upon Buyer’s reasonable request, to facilitate discussions between Buyer and Company Employees a reasonable time in advance of the Closing Date regarding employment, consulting or other arrangements to be effective prior to or following the Effective Time. Prior to the Effective Time, any interaction between Buyer and Company Employees shall be coordinated by Company or Company Bank.

(b) Company Employees (other than those listed in Company Disclosure Schedule 5.11(b) who are parties to an employment, change-of-control or other type of agreement which provides for severance) as of the date of the Agreement who remain employed by Company or any of its Subsidiaries as of the Effective Time, who become employees of Buyer Bank at the Effective Time and whose employment is terminated by Buyer or Buyer Bank (absent termination for cause as determined by the employer) within one hundred eighty (180) days after the Effective Time shall receive severance pay in accordance with Buyer’s standard practices (which may include a severance agreement and general release of claims to be provided by the terminated employee) equal to one (1) week of base weekly pay for each completed year of employment service commencing with any such employee’s most recent hire date with Company or any of its Subsidiaries (including service with any predecessor companies or banks as set forth in Company’s records) and ending with such employee’s termination date with Buyer, with a minimum payment equal to two (2) weeks of base pay and a maximum payment equal to twelve (12) weeks of base pay (unless otherwise agreed in a separate written agreement between such employee and Buyer Bank). Subject to the terms and execution of the severance agreement and general release of claims by such employee, such severance payment will be made in accordance with the terms stated in the severance document and such severance payments will be in lieu of any severance pay plans that may be in effect at Company or any of its Subsidiaries prior to the Effective Time. No officer or employee of Company or any of its Subsidiaries is, or shall be, entitled to receive duplicative severance payments and benefits under (i) an employment or severance agreement; (ii) a severance or change-of-control plan; (iii) this Section 5.11; or (iv) any other program or arrangement.

(c) Effective as of no later than the day immediately preceding the Effective Time, Company shall provide Buyer with a copy of the appropriate board resolutions and plan amendments, if applicable, evidencing that all Company Benefit Plans intended to qualify under Section 401(a) and 401(k) of the Code are in the process of being terminated effective as of no later than the day immediately preceding the Effective Time. The form and substance of such resolutions or plan amendment shall be subject to the review and reasonable and timely approval of Buyer. Company shall take such additional actions that may be necessary or appropriate, including but not limited to any necessary amendments and notices, to terminate the Company Stock Plans, the Community & Southern Bank Annual Incentive Compensation Plan and the Community & Southern Bank Severance Plan as of the Effective Time and shall take any additional actions necessary to terminate the remaining Company Benefit Plans as Buyer may reasonably request.

(d) Company Employees who are retained by Buyer or Buyer Bank shall be entitled to participate in Buyer Benefit Plans to the same extent as similarly-situated employees of Buyer or Buyer Bank (it being understood that inclusion of Company Employees in the Buyer Benefit Plans may occur at different times with respect to different plans due to reasonable administrative requirements to enroll such Company Employees in such Buyer Benefit Plans). To the extent allowable under any of such plans, Company Employees shall be given credit for prior service or employment with Company or Company Bank, including service with any predecessor companies or banks, and eligible for any increased benefits under such plans that would apply to such employees as if they had been eligible for such benefits as of the Effective Time, based on the length of service or employment with Company or Company Bank, including service with any predecessor companies or banks. Notwithstanding the foregoing, Buyer may amend or terminate any Buyer Benefit Plan at any time in its sole discretion.

(e) If employees of Company or any of its Subsidiaries become eligible to participate in a medical, dental or health plan of Buyer or Buyer Bank upon termination of such plan of Company or any of its Subsidiaries, Buyer shall use commercially reasonable efforts to cause each such plan to (i) waive any pre-existing condition limitations to the extent such conditions are covered under the applicable medical, health, or dental plans of Buyer or Buyer Bank, (ii) subject to approval from Buyer’s insurance carrier, provide full credit under such plans for any deductible or out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation, and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time for the plan year in which the Effective Time occurs.

(f) Except to the extent otherwise expressly provided in this Section 5.11, Buyer shall assume and honor, and Buyer shall be obligated to perform, all employment, severance, deferred compensation, retirement or “change-in-control” agreements, plans or policies of Company or Company Bank, but only if such obligations, rights, agreements, plans or policies are set forth in Company Disclosure Schedule 5.11(f). Buyer acknowledges that the consummation of the Merger and Bank Merger will constitute a “change-in-control” of Company and Company Bank for purposes of any benefit plans, agreements and arrangements of Company and Company Bank. Nothing herein shall limit the ability of Buyer or Buyer Bank to amend or terminate any of the Company Benefit Plans or Buyer Benefit Plans in accordance with their terms at any time, subject to vested rights of employees and directors that may not be terminated pursuant to the terms of such Company Benefit Plans.

(g) Immediately prior to the Effective Time, Company and/or Company Bank, as applicable, will terminate the employment agreements set forth in Company Disclosure Schedule 5.11(g) and pay to each of the parties thereto the amounts set forth in Company Disclosure Schedule 5.11(g).

(h) Buyer will establish a stay bonus pool in an amount to be developed in consultation with Company, the precise amount to be determined in the sole discretion of Buyer, in order to encourage and reward Company Employees to remain with Buyer after the consummation of the transactions contemplated by this Agreement. Participants in such pool shall be determined in Buyer’s sole discretion after consultation with Company.

(i) Nothing in this Section 5.11, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.11. Without limiting the foregoing, no provision of this Section 5.11 will create any third party beneficiary rights in any current or former employee, director or consultant of Company or its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, in respect of continued employment (or resumed employment), compensation, terms and conditions of employment and/or benefits or any other matter. Nothing in this Section 5.11 is intended (i) to amend any Company Benefit Plan or any Buyer Benefit Plan, (ii) interfere with Buyer’s right from and after the Closing Date to amend or terminate any Company Benefit Plan that is not terminated prior to the Effective Time or Buyer Benefit Plan, (iii) interfere with Buyer’s right from and after the Effective Time to terminate the employment or provision of services by any director, employee, independent contractor or consultant or (iv) interfere with Buyer’s indemnification obligations set forth in Section 5.10.

Section 5.12 Notification of Certain Changes. Buyer and Company shall promptly advise the other party of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its or its respective Subsidiaries’ representations, warranties or covenants contained herein. From time to time prior to the Effective Time (and on the date prior to the Closing Date), Company will supplement or amend the Company Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Company Disclosure Schedule or which is necessary to correct any information in such Company Disclosure Schedule which has been rendered materially inaccurate thereby. No supplement or amendment to any Company Disclosure Schedule or provision of information relating to the subject matter of any Company Disclosure Schedule after the date of this Agreement shall operate to cure any breach of a representation or warranty made herein or have any effect for the purpose of determining satisfaction of the conditions set forth in Section 6.02(a) or Section 6.03(b) hereof, as the case may be, or compliance by Buyer or Company with the respective covenants and agreements of such parties set forth herein.

Section 5.13 Transition; Informational Systems Conversion. From and after the date hereof, Buyer and Company shall use their commercially reasonable efforts to facilitate the integration of Company with the business of Buyer following consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of Company and each of its Subsidiaries (the “Informational Systems Conversion”) to those used by Buyer, which planning shall include, but not be limited to, (a) discussion of third-party service provider arrangements of Company and each of its Subsidiaries; (b) non-renewal or changeover, after the Effective Time, of personal property leases and software licenses used by Company and each of its Subsidiaries in connection with the systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time. Buyer shall promptly reimburse Company on request (within seven (7) Business Days of such request) for any reasonable and documented out-of-pocket fees, expenses or charges that Company may incur as a result of taking, at the request of Buyer, any action prior to the Effective Time to facilitate the Informational Systems Conversion.

Section 5.14 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct the operations of Buyer or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Company and Buyer shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ respective operations.

Section 5.15 Environmental Assessments.

(a) No later than forty-five (45) Business Days after the date hereof, Company shall cooperate with and grant access to an environmental consulting firm selected and paid for by Company and reasonably acceptable to Buyer (the “Environmental Consultant”), during normal business hours (or at such other times as may be agreed to by Company), to any property set forth in Company Disclosure Schedule 3.31(a), for the purpose of conducting an ASTM Phase I and an asbestos and lead base paint survey, as it relates to providing an environmental site assessment to determine whether any such property may be impacted by a “recognized environmental condition,” as that term is defined by ASTM. Each Phase I (including the asbestos and lead base paint surveys) shall be delivered in counterpart copies to Buyer and Company, and will include customary language allowing both Buyer and Company to rely upon its findings and conclusions. The Environmental Consultant will provide a draft of any Phase I to Company and Buyer for review and comment prior to the finalization of such report.

(b) To the extent the final version of any Phase I identifies any “recognized environmental condition,” Company shall cooperate with and grant access to the Environmental Consultant, during normal business hours

(or at such other times as may be agreed by Company), to the property covered by such Phase I for the purpose of conducting a Phase II limited site assessment, including subsurface investigation of soil, soil vapor, and groundwater, designed to further investigate and evaluate any “recognized environmental condition” identified in the Phase I, the cost of which shall be shared equally between Buyer and Company.

(c) Where any Phase I, asbestos or lead base paint survey identifies the presence or potential presence of radon, asbestos containing materials, mold, microbial matter, or polychlorinated biphenyls (“Non-scope Issues”), Company shall cooperate with and grant access to the Environmental Consultant, during normal business hours (or at such other times as may be agreed by Company) to the property covered by such Phase I, for the purpose of conducting surveys and sampling of indoor air and building materials designed to investigate such identified Non-scope Issue, paid for by Company.

(d) Any work conducted by the Environmental Consultant pursuant to subsections (b) and (c) (“Additional Environmental Assessment”) will be pursuant to a scope of work prepared by the Environmental Consultant and reasonably acceptable to Company and Buyer. The reports of any Additional Environmental Assessment will be given directly to Buyer and to Company by the Environmental Consultant.

(e) To the extent that Buyer identified any past or present events, conditions or circumstances that would require further investigation, remedial or cleanup action under Environmental Laws, Company shall use commercially reasonable efforts to take and complete any such reporting, remediation or other response actions prior to Closing; provided, however, that, to the extent any such response actions have not been completed prior to Closing (“Unresolved Response Action”), Company shall include the amount of the costs expected to be incurred by the Surviving Entity on or after the Closing Date, as determined by an independent third party with recognized expertise in environmental clean-up matters, to fully complete all Unresolved Response Actions in determining its Closing Consolidated Net Book Value.

Section 5.16 Certain Litigation. Each party shall promptly advise the other party orally and in writing of any actual or threatened stockholder litigation against such party and/or the members of the Company Board or Buyer’s board of directors related to this Agreement or the Merger and the other transactions contemplated by this Agreement. Company shall: (i) permit Buyer to review and discuss in advance, and consider in good faith the views of Buyer in connection with, any proposed written or oral response to such stockholder litigation; (ii) furnish Buyer’s outside legal counsel with all non-privileged information and documents which outside counsel may reasonably request in connection with such stockholder litigation; (iii) consult with Buyer regarding the defense or settlement of any such stockholder litigation, shall give due consideration to Buyer’s advice with respect to such stockholder litigation and shall not settle any such litigation prior to such consultation and consideration; provided, however, that Company shall not settle any such stockholder litigation if such settlement requires the payment of money damages, without the written consent of Buyer (such consent not to be unreasonably withheld) unless the payment of any such damages by Company is reasonably expected by Company, following consultation with outside counsel, to be fully covered (disregarding any deductible to be paid by Company) under Company’s existing director and officer insurance policies, including any tail policy.

Section 5.17 Director Resignations. Company shall use commercially reasonable efforts to cause to be delivered to Buyer resignations of all the directors of Company and its Subsidiaries, such resignations to be effective as of the Effective Time.

Section 5.18 Coordination.

(a) Prior to the Effective Time, Company and its Subsidiaries shall take any actions Buyer may reasonably request from time to time to better prepare the parties for integration of the operations of Company and Company Bank with Buyer and Buyer Bank, respectively. Without limiting the foregoing, senior officers of Company and Buyer shall meet from time to time as Buyer may reasonably request, and in any event not less frequently than monthly, to review the financial and operational affairs of Company and its Subsidiaries, and Company shall give due consideration to Buyer’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Buyer nor Buyer Bank shall under any circumstance be permitted to exercise control of Company or any of its Subsidiaries prior to the Effective Time. Company shall permit representatives of Buyer Bank to be onsite at Company to facilitate integration of operations and assist with any other coordination efforts as necessary.

(b) Upon Buyer’s reasonable request, prior to the Effective Time and consistent with GAAP, the rules and regulations of the SEC and applicable banking Laws and regulations, each of Company and its Subsidiaries shall modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied, on a basis that is consistent with that of Buyer. In order to promote a more efficient and orderly integration of operation of Company Bank with Buyer Bank, Company shall use commercially reasonable efforts to cause Company Bank, or any of its Subsidiaries, to sell or otherwise divest itself of such Company Investment Securities and loans as are identified by Buyer and agreed to in writing between Company and Buyer from time to time prior to the Closing Date, such identification to include a statement as to Buyer’s business reasons for such divestitures, if requested. The economic impact of such divestitures to Company’s earning shall be quantified and included in the calculation of Closing Consolidated Net Book Value. Notwithstanding the foregoing, no such modifications, changes or divestitures of the type described in this Section 5.18(b) need be made prior to the satisfaction of the conditions set forth in Section 6.01(b).

(c) Company shall, consistent with GAAP and regulatory accounting principles, use its commercially reasonable efforts to adjust, at Buyer’s reasonable request, internal control procedures which are consistent with Buyer’s and Buyer Bank’s current internal control procedures to allow Buyer to fulfill its reporting requirement under Section 404 of the Sarbanes-Oxley Act, provided, however, that no such adjustments need be made prior to the satisfaction of the conditions set forth in Section 6.01(b).

(d) Prior to the Effective Time, Company and its Subsidiaries shall take any actions Buyer may reasonably request in connection with negotiating any amendments, modifications or terminations of any Leases or Company Material Contracts that Buyer may request, including but not limited to, actions necessary to cause any such amendments, modifications or terminations to become effective prior to, or immediately upon, the Closing, and shall cooperate with Buyer and use commercially reasonable efforts to negotiate specific provisions that may be requested by Buyer in connection with any such amendment, modification or termination.

(e) Subject to Section 5.18(b), Buyer and Company shall cooperate (i) to minimize any potential adverse impact to Buyer under Financial Accounting Standards Board Accounting Standards Codification Topic 805 (Business Combinations), and (ii) to maximize potential benefits to Buyer and its Subsidiaries under Code Section 382 in connection with the transactions contemplated by this Agreement, in each case consistent with GAAP, the rules and regulations of the SEC and applicable banking Laws and regulations.

(f) From and after the date hereof, Company shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to suppliers of Company and its Subsidiaries for the purpose of facilitating the integration of Company and its business into that of Buyer. In addition, after satisfaction of the conditions set forth in Section 6.01(a) and Section 6.01(b), Company shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to customers of Company and its Subsidiaries for the purpose of facilitating the integration of Company and its business into that of Buyer. Any interaction between Buyer and Company’s and any of its Subsidiaries’ customers and suppliers shall be coordinated by Company. Company shall have the right to participate in any discussions between Buyer and Company’s customers and suppliers.

(g) Buyer and Company agree to take all action necessary and appropriate to cause Company Bank to merge with Buyer Bank in accordance with applicable Laws and the terms of the Plan of Bank Merger immediately following the Effective Time or as promptly as practicable thereafter.

Section 5.19 Transactional Expenses. Company has provided in Company Disclosure Schedule 3.36 a reasonable good faith estimate of costs and fees that Company and its Subsidiaries expect to pay to retained representatives in connection with the transactions contemplated by this Agreement (collectively, “Company Expenses”). Company shall use its commercially reasonable efforts to cause the aggregate amount of all Company Expenses to not exceed the total expenses disclosed in Company Disclosure Schedule 3.36. Company shall promptly notify Buyer if or when it determines that it expects to exceed its budget for Company Expenses. Notwithstanding anything to the contrary in this Section 5.19, Company shall not incur any investment banking, brokerage, finders or other similar financial advisory fees in connection with the transactions contemplated by this Agreement other than those expressly set forth in Company Disclosure Schedule 3.36.

Section 5.20 Confidentiality. Prior to the execution of this Agreement and prior to the consummation of the Merger, each of Company and Buyer, and their respective subsidiaries, affiliates, officers, directors, agents, employees, consultants and advisors have provided, and will continue to provide one another with information which may be deemed by the party providing the information to be non-public, proprietary and/or confidential, including but not limited to trade secrets of the disclosing party. Each party hereto agrees that it will, and will cause its representatives to, hold any information obtained pursuant to this ARTICLE V in accordance with the terms of the confidentiality and non-disclosure agreement, dated as of August 7, 2015 between Buyer and Company.

Section 5.21 Company Stock Options; Company RSUs; Company DSUs; and Company Warrants.

(a) Immediately prior to the Effective Time, each option to acquire shares of Company Common Stock (a “Company Stock Option”) granted under the Company Stock Plans that is outstanding and unexercised, shall become fully vested and exercisable to the extent unvested. Pursuant to election forms received by Company at least thirty (30) days prior to the Effective Time, holders of Company Stock Options shall be given the opportunity to exercise their Company Stock Options, effective immediately prior to the Effective Time, and thereby to become stockholders of the Company, entitled to receive the Merger Consideration for each share of Company Common Stock at the same time and in the same manner as the other Company stockholders pursuant to Article II. Company may provide for cashless exercise of the Company Stock Options; provided that any adjustment to allow for cashless exercise of any Company Stock Options which are “incentive stock options” under Section 422 of the Code shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. Notwithstanding the terms of the Company Stock Plans or the applicable award agreement, Company shall not reduce the number of shares of Company Common Stock deliverable upon exercise of Company Stock Options by applicable Taxes required to be withheld, it being understand that any such amount required to be withheld shall be paid to Company by the holder thereof with cash. At the Effective Time, all Company Stock Options not exercised pursuant to the foregoing shall be cancelled and converted into only the right to receive, within two (2) Business Days after the Closing Date, or as promptly as practicable thereafter, a number of shares of Buyer Common Stock equal to the quotient obtained by dividing (1) the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option and (y) the excess, if any, of the Fully Diluted Company Stock Price over the per share exercise price, as set forth in such holder’s award agreement with respect to such Company Stock Option by (2) the Buyer Average Stock Price (the “Option Payment”). Notwithstanding the foregoing, the holder of any such Company Stock Option shall be entitled to receive a cash payment (without interest and rounded to the nearest cent) in lieu of any fractional shares of Buyer Common Stock that become issuable to the holder pursuant to this Section 5.21, which payment shall be determined by multiplying (1) the Buyer Average Stock Price by (2) the fractional share of Buyer Common Stock (rounded to the nearest one hundredth of a share) which such holder would otherwise be entitled to receive, less applicable Taxes required to be withheld (“Fractional Share Payment”).

(b) As of the Effective Time, each restricted stock unit award (each a “Company RSU”) granted under the Company Stock Plans, that is outstanding immediately prior to the Effective Time, whether or not vested, shall vest in full and be cancelled and shall only entitle the holder of such Company RSU to receive, within two (2) Business Days after the Closing Date, or as promptly as practicable thereafter, a number of shares of Buyer

Common Stock equal to the product of (i) the number of shares of Company Common Stock underlying such Company RSU, multiplied by (ii) the Exchange Ratio (the “RSU Payment”). Notwithstanding the foregoing, the holder of any such Company RSU shall be entitled to receive a Fractional Share Payment in lieu of any fractional shares of Buyer Common Stock that become issuable to the holder pursuant to this Section 5.21.

(c) As of the Effective Time, each deferred stock unit award (each a “Company DSU”) granted under the Company Stock Plans, that is outstanding immediately prior to the Effective Time, shall be cancelled and shall only entitle the holder of such Company DSU to receive, within two (2) Business Days after the Closing Date, or as promptly as practicable thereafter, a number of shares of Buyer Common Stock equal to the product of (i) the number of shares of Company Common Stock underlying such Company DSU, multiplied by (ii) the Exchange Ratio (the “DSU Payment”). Notwithstanding the foregoing, the holder of any such Company DSU shall be entitled to receive a Fractional Share Payment in lieu of any fractional shares of Buyer Common Stock that become issuable to the holder pursuant to this Section 5.21.

(d) As of the Effective Time, each warrant to acquire shares of Company Common Stock (a “Company Warrant”) that is outstanding and unexercised immediately prior to the Effective Time, shall vest as of the Effective Time to the extent unvested and shall be cancelled and converted into only the right to receive, within two (2) Business Days after the Closing Date, or as promptly as practicable thereafter, a number of shares of Buyer Common Stock equal to the quotient obtained by dividing (1) the product of (x) the number of shares of Company Common Stock subject to such Company Warrant and (y) the excess, if any, of the Fully Diluted Company Stock Price over the per share exercise price, as set forth in such holder’s award agreement with respect to such Company Warrant, by (2) the Buyer Average Stock Price (the “Warrant Payment”). Notwithstanding the foregoing, the holder of any such Company Warrants shall be entitled to receive a Fractional Share Payment in lieu of any fractional shares of Buyer Common Stock that become issuable to the holder pursuant to this Section 5.21.

(e) If so elected by the holder of a Company Stock Option, Company RSU or Company DSU, as applicable, pursuant to election forms received by Company at least thirty (30) days prior to the Effective Time, the Option Payment, the RSU Payment and the DSU Payment and any Fractional Share Payments otherwise deliverable pursuant to Section 5.21(a), (b) and (c) to the holder of any such awards, shall be reduced by applicable Taxes required to be withheld. For purposes of the satisfaction of any Tax withholding that is satisfied at the Effective Time through a reduction in the number of shares of Buyer Common Stock otherwise deliverable to the holder of Company Stock Options, Company RSUs and Company DSUs under this Section 5.21(a), (b) and (c), (i) the value of the shares of Buyer Common Stock so withheld shall be based on the Buyer Average Stock Price, and (ii) cash equal to the amount required to be withheld shall be remitted by Buyer (through the Exchange Agent, if applicable) to the applicable Governmental Authority and for all purposes of this Agreement such amount shall be treated as having been paid to the holder of Company Stock Options, Company RSUs and Company DSUs in respect of which such Tax withholding was made.

(f) Company shall take all requisite action so that, as of the Effective Time, all Company Stock Options, Company RSUs, Company DSUs, Company Warrants and any other Rights, contingent or accrued, to acquire or receive Company Common Stock or benefits measured by the value of such shares, and each award of any kind consisting of Company Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Company Stock Plans, or otherwise, immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, terminated and cancelled as of the Effective Time.

(g) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions or take such other actions, including obtaining any necessary consents or amendments to the applicable award agreements and equity plans, as may be required to effectuate the provisions of this Section 5.21. Prior to the receipt of shares of Buyer Common Stock pursuant to this Section 5.21, each holder of a Company Stock Option, Company RSU, Company DSU and Company

Warrant, shall execute and deliver such consents, documents or other acknowledgements as Buyer may reasonably request, in such forms reasonably acceptable to Buyer and Company.

Section 5.22 Tax Matters. The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Regulations. Except as expressly contemplated or permitted by this Agreement, from and after the date of this Agreement and until the Effective Time, each of Buyer and Company shall use commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act is intended or is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 5.23 Notice of Non-Renewal. To avoid the costs and expenses associated with terminating certain Company Material Contracts, Company shall have provided written notice to the vendors set forth in Company Disclosure Schedule 5.23, notifying such vendors, by the date specified, of the Company’s intent not to renew the applicable agreement as set forth in such schedule and shall negotiate with such vendor, in coordination with Buyer, any necessary continued use agreements needed until conversion. In the event that (w) Company has provided the written notices required under this Section 5.23 in a timely manner as set forth in Company Disclosure Schedule 5.23, (x) the Merger has not been consummated by the Expiration Date (provided that the failure of the Closing to occur by such date shall not be due to any material breach of this Agreement by Company or Company Bank), (y) Company or any of its Subsidiaries, in coordination with Buyer, have negotiated and entered into extensions or amendments to the agreements identified in Company Disclosure Schedule 5.23 necessary in order to continue to receive the services of the applicable vendor until conversion, and (z) such extensions, amendments or continued use agreements increase Company’s or Company Bank’s current monthly cost, as set forth on Company Disclosure Schedule 5.23 as of the date hereof, then to the extent that such increased monthly costs are directly related to the continued use of such agreements after their respective expiration date, Buyer agrees to reimburse Company, up to a maximum amount of $250,000 in the aggregate, for the additional cost incurred by Company during the period beginning after the Expiration Date through the Closing Date or the date this Agreement is terminated, whichever is earlier. Notwithstanding the foregoing, Buyer shall have no obligation to make any payments or reimbursements to Company or Company Bank under this Section 5.23 if Company or Company Bank terminates this Agreement for any reason.

Section 5.24 Termination of Stockholders’ Agreement. The Company agrees to use its commercially reasonable efforts to obtain from each stockholder who is a party to the Stockholders Agreement dated January 20, 2010 (the “Stockholder Agreement”) with respect to shares of Company Common Stock, and deliver to Buyer as soon as practicable, but in no event later than ten (10) days prior to the Closing, an executed counterpart to a termination agreement that provides for the termination of the Stockholder Agreement. Such termination agreement shall be in form and substance satisfactory to Buyer and shall provide that if this Agreement is terminated prior to the Effective Time, the Stockholder Agreement will again be in effect.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01 Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of Buyer and Company to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the parties hereto prior to the Closing Date of each of the following conditions:

(a) Stockholder Vote. This Agreement and the transactions contemplated hereby shall have received the Requisite Company Stockholder Approval at the Company Meeting and the Requisite Buyer Shareholder Approval at the Buyer Meeting.

(b) Regulatory Approvals; No Burdensome Condition. All Regulatory Approvals required to consummate the Merger and the Bank Merger in the manner contemplated herein shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof, if any, shall have expired or been terminated. None of such Regulatory Approvals shall impose any term, condition or restriction upon Buyer or any of its Subsidiaries that Buyer reasonably determines is a Burdensome Condition.

(c) No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated hereby shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated hereby.

(d) Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

(e) Tax Opinions Relating to the Merger. Buyer and Company, respectively, shall have received opinions from Kutak Rock LLP and Alston & Bird LLP, respectively, each dated as of the Closing Date, in substance and form reasonably satisfactory to Company and Buyer to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering their opinions, Kutak Rock LLP and Alston & Bird LLP may require and rely upon representations as to certain factual matters contained in certificates of officers of each of Company and Buyer, in form and substance reasonably acceptable to such counsel.

Section 6.02 Conditions to Obligations of Company. The obligations of Company to consummate the Merger also are subject to the fulfillment or written waiver by Company prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date. Company shall have received a certificate dated as of the Closing Date, signed on behalf of Buyer by its Chief Executive Officer and Chief Financial Officer to such effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed and complied with all of its obligations under this Agreement in all material respects at or prior to the Closing Date except where the failure of the performance of, or compliance with, such obligation has not had and does not have a Material Adverse Effect on Buyer, and Company shall have received a certificate, dated the Closing Date, signed on behalf of Buyer by its Chief Executive Officer and the Chief Financial Officer to such effect.

(c) Other Actions. Buyer shall have furnished Company with such certificates of its officers and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and this Section 6.02 as Company may reasonably request. Buyer’s board of directors shall have approved this Agreement and the transactions contemplated herein and shall not have withheld, withdrawn or modified (or publicly proposed to withhold, withdraw or modify), in a manner adverse to Company, the Buyer Recommendation referred to in Section 5.04(b).

(d) No Material Adverse Effect. Since the date of this Agreement (i) no change or event has occurred which has resulted in Buyer or Buyer Bank being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in such parties being subject to a Material Adverse Effect.

Section 6.03 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Merger also are subject to the fulfillment or written waiver by Buyer prior to the Closing Date of each of the following conditions:

(a) Company Common Stock. The number of shares of Company Common Stock outstanding as of the Closing Date of this Agreement shall not exceed 36,949,266 shares (plus (i) up to 3,736,788 shares of Company Common Stock that may be issued in connection with the exercise of Company Stock Options and Company Warrants that are outstanding as of the date hereof and (ii) up to 200,226 shares of Company Common Stock that may be issued upon vesting or settlement of Company RSUs and Company DSUs that are outstanding as of the date hereof).

(b) Representations and Warranties. The representations and warranties of Company and its Subsidiaries set forth in this Agreement shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date. Buyer shall have received a certificate dated as of the Closing Date, signed on behalf of Company and its Subsidiaries by Company’s Chief Executive Officer and Chief Financial Officer, or equivalent officer performing the duties of a chief financial officer, to such effect.

(c) Performance of Obligations of Company. Company and Company Bank shall have performed and complied with all of their respective obligations under this Agreement in all material respects at or prior to the Closing Date, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of Company by Company’s Chief Executive Officer and Chief Financial Officer and signed on behalf of Company Bank by the Chief Executive Officer, Chief Financial Officer and the President of Company Bank, to such effect.

(d) Plan of Bank Merger. The Plan of Bank Merger shall have been executed and delivered.

(e) Other Actions. Company’s and Company Bank’s board of directors shall have approved this Agreement and the transactions contemplated herein and shall not have (i) withheld, withdrawn or modified (or publicly proposed to withhold, withdraw or modify), in a manner adverse to Buyer, the Company Recommendation referred to in Section 5.04(a), (ii) approved or recommended (or publicly proposed to approve or recommend) any Acquisition Proposal, or (iii) allowed Company or any Company Representative to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Acquisition Proposal. Company and Company Bank shall have furnished Buyer with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and this Section 6.03 as Buyer may reasonably request.

(f) No Material Adverse Effect. Since the date of this Agreement (i) no change or event has occurred which has resulted in Company or Company Bank being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in such parties being subject to a Material Adverse Effect.

(g) Assumption of Loss Share Agreements. If not terminated prior to the Effective Time, Company and Company Bank shall have secured written consents from the FDIC, as receiver, with respect to all of the FDIC Agreements (without any compensation, cost or fees therefor) to ensure that there will be no adverse change in loss coverage under any of the FDIC Agreements by reason of the consummation of any of the transactions contemplated by this Agreement and shall have taken all steps necessary to effect the final and complete assignment of the FDIC Agreements to Buyer and Buyer Bank, on or before the Effective Time, and no event shall have occurred that has resulted in or is reasonably likely to result in the loss of a material amount of loss share coverage from the FDIC under any FDIC Agreement to which Company or Company Bank is a party or otherwise bound. If not terminated prior to the Effective Time, Buyer and Buyer Bank shall succeed fully to all rights and obligations of Company and Company Bank under the FDIC Agreements on and after the Effective Time.

(h) Consents and Approvals. Company has received. in form and substance satisfactory to Company and Buyer, all (i) consents, approvals, waivers and other assurances from all non-governmental third parties which are required to be obtained under the terms of any contract, agreement or instrument to which the Company or any of its Subsidiaries is a party or by which any of their respective properties is bound in order to prevent the consummation of the transactions contemplated by this Agreement from constituting a default under such contract, agreement or instrument or creating any lien, claim or charge upon any of the assets of the Company or any of its Subsidiaries and (ii) consents, approvals, amendments or cancellation agreements necessary to terminate all outstanding Company Stock Options, Company RSUs, Company DSUs and Company Warrant from the respective holders thereof in accordance with Section 5.21.

Section 6.04 Frustration of Closing Conditions. Neither Buyer nor Company may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to consummate any of the transactions contemplated hereby, as required by and subject to Section 5.03.

ARTICLE VII

TERMINATION

Section 7.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent, in writing, of Buyer and Company if the board of directors of Buyer and the Company Board each so determines by vote of a majority of the members of its entire board.

(b) No Regulatory Approval. By Buyer or Company, if either of their respective boards of directors so determines by a vote of a majority of the members of its entire board, in the event any Regulatory Approval required for consummation of the transactions contemplated by this Agreement shall have been denied by final, non-appealable action by such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority.

(c) No Stockholder Approval. By either Buyer or Company (provided, in the case of Company, that it shall not be in breach of any of its obligations under Section 5.04(a) and, in the case of Buyer, that it shall not be in breach of any of its obligations under Section 5.04(b)), if the Requisite Company Stockholder Approval at the Company Meeting or the Requisite Buyer Shareholder Approval at the Buyer Meeting shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof.

(d) Breach of Representations and Warranties. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party to not consummate this Agreement) if there shall have been (i) with respect to representations and warranties set forth in this Agreement that are not qualified by the term “material” or do not contain terms such as “Material Adverse Effect”, a material breach of any of such representations or warranties by the other party and (ii) with respect to representations and warranties set forth in this Agreement that are qualified by the term “material” or contain terms such as “Material Adverse Effect”, any breach of any of such representations or warranties by the other party; which breach is not cured prior to the earlier of (y) thirty (30) days following written notice to the party committing such breach from the other party hereto or (z) two (2) Business Days prior to the Expiration Date, or which breach, by its nature, cannot be cured prior to the Closing.

(e) Breach of Covenants. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party not to consummate the agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured prior to the earlier of (i) thirty (30) days following written notice to the party committing such breach from the other party hereto or (ii) two (2) Business Days prior to the Expiration Date, or which breach, by its nature, cannot be cured prior to the Closing.

(f) Delay. By either Buyer or Company if the Merger shall not have been consummated on or before June 30, 2016, provided, however, that such date will be automatically extended to August 31, 2016 if the only outstanding condition to Closing under Article VI is the receipt of all Regulatory Approvals (the “Expiration Date”), unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement.

(g) Failure to Recommend; Etc. In addition to and not in limitation of Buyer’s termination rights under Section 7.01(e), by Buyer if (i) there shall have been a material breach of Section 5.09, or (ii) the Company Board (A) withdraws, qualifies, amends, modifies or withholds the Company Recommendation, or makes any statement, filing or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Company Recommendation), (B) materially breaches its obligation to call, give notice of and commence the Company Meeting under Section 5.04(a), (C) approves or recommends an Acquisition Proposal, (D) fails to publicly recommend against a publicly announced Acquisition Proposal within five (5) Business Days of being requested to do so by Buyer, (E) fails to publicly reconfirm the Company Recommendation within five (5) Business Days of being requested to do so by Buyer, or (F) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions.

Section 7.02 Termination Fee; Liquidated Damages.

(a) In recognition of the efforts, expenses and other opportunities foregone by Buyer while structuring and pursuing the Merger, Company shall pay to Buyer a termination fee equal to $23.9 million (“Termination Fee”), by wire transfer of immediately available funds to an account specified by Buyer in the event of any of the following: (i) in the event Buyer terminates this Agreement pursuant to Section 7.01(g), Company shall pay Buyer the Termination Fee within two (2) Business Days after receipt of Buyer’s notification of such termination; and (ii) in the event that after the date of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been made known to senior management of Company or has been made directly to its stockholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Company and (A) thereafter this Agreement is terminated (x) by either Buyer or Company pursuant to Section 7.01(c) because the Requisite Company Stockholder Approval shall not have been obtained or (y) by Buyer pursuant to Section 7.01(d) or Section 7.01(e) and (B) prior to the date that is twelve (12) months after the date of such termination, Company enters into any agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Company shall, on the earlier of the date it enters into such agreement and the date of consummation of such transaction, pay Buyer the Termination Fee, provided, that for purposes of this Section 7.02(a)(ii), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”.

(b) The parties hereto agree and acknowledge that if a party terminates this Agreement pursuant to Section 7.01(d) or Section 7.01(e) by reason of the other party’s material breach of the provisions of this

Agreement contemplated by Section 7.01(d) or Section 7.01(e) that is not timely cured as provided in such sections, the actual damages sustained by the terminating party, including the expenses incurred by the terminating party preparatory to entering into this Agreement and in connection with the performance of its obligations under this Agreement, would be significant and difficult to ascertain, gauged by the circumstances existing at the time this Agreement is executed, and that in lieu of the terminating party being required to pursue its damage claims in costly litigation proceedings in such event, the parties agree that the non-terminating party shall pay a reasonable estimate of the amount of such damages, which the parties agree is the sum of $2,000,000 (the “Liquidated Damages Payment”), as liquidated damages to the terminating party, which payment is not intended as a penalty, within two (2) Business Days after the terminating party’s notification of such termination.

(c) Company and Buyer each agree that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Buyer would not enter into this Agreement; accordingly, if Company fails promptly to pay any amounts due under this Section 7.02, Company shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of (i) the rate of interest published from time to time in The Wall Street Journal, Eastern Edition (or any successor publication thereto), designated therein as the prime rate on the date such payment was due, plus (ii) 200 basis points, together with the costs and expenses of Buyer (including reasonable legal fees and expenses) in connection with such suit.

(d) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that if Company pays or causes to be paid to Buyer or to Buyer Bank the Termination Fee in accordance with Section 7.02(a), or, if applicable, the Liquidated Damages Payment in accordance with Section 7.02(b), Company (or any successor in interest of Company) will not have any further obligations or liabilities to Buyer or Buyer Bank with respect to this Agreement or the transactions contemplated by this Agreement.

Section 7.03 Effect of Termination. Except as set forth in Section 7.02(d), termination of this Agreement will not relieve a breaching party from liability for any breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination.

ARTICLE VIII

DEFINITIONS

Section 8.01 Definitions. The following terms are used in this Agreement with the meanings set forth below:

“ABCA” means the Arkansas Business Corporation Act of 1987, as amended.

“Acquisition Proposal” has the meaning set forth in Section 5.09(a).

“Acquisition Transaction” has the meaning set forth in Section 5.09(a).

“Additional Environmental Assessment” has the meaning set forth in Section 5.15(d).

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Articles of Bank Merger” has the meaning set forth in Section 1.05(b).

“Articles of Merger” has the meaning set forth in Section 1.05(a).

“ASC 320” means GAAP Accounting Standards Codification Topic 320.

“Associate” when used to indicate a relationship with any Person means (1) any corporation or organization (other than Company or any of its Subsidiaries) of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (2) any trust or other estate in which such Person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity, or (3) any relative or family member of such Person.

“ASTM” has the meaning set forth in Section 5.01(w).

“Audited Financial Statements” has the meaning set forth in Section 3.08(a).

“Bank Merger” has the meaning set forth in the recitals.

“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.

“BOLI” has the meaning set forth in Section 3.33(b).

“Book-Entry Shares” means any non-certificated share held by book entry in the Company’s stock transfer book, which immediately prior to the Effective Time represents an outstanding share of Company Common Stock.

“Burdensome Conditions” has the meaning set forth in Section 5.06(a).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the State of Delaware are authorized or obligated to close.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Articles” has the meaning set forth in Section 4.02(a).

“Buyer Average Stock Price” means the volume weighted average price of Buyer’s Common Stock on NASDAQ, as reported by Bloomberg L.P. for the fifteen (15) consecutive trading days ending on the second (2nd) Business Day prior to the Closing Date, rounded to three decimal places; provided, that the Buyer Average Stock Price shall be not less than $34.10 nor greater than $56.84, in either of which case the Exchange Ratio shall be fixed based upon such upper or lower level, as the case may be.

“Buyer Bank” has the meaning set forth in the preamble to this Agreement.

“Buyer Benefit Plans” means all benefit and compensation plans, contracts, policies or arrangements (i) covering current or former employees of Buyer or any of its Subsidiaries, (ii) covering current or former directors of Buyer or any of its Subsidiaries, or (iii) with respect to which Buyer or any Subsidiary has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans.

“Buyer Bylaws” has the meaning set forth in Section 4.02(a).

“Buyer Common Stock” means the common stock, $0.01 par value per share, of Buyer.

“Buyer Disclosure Schedule” has the meaning set forth in Section 4.01(a).

“Buyer Meeting” has the meaning set forth in Section 5.04(b).

“Buyer Recommendation” has the meaning set forth in Section 5.04(b).

“Buyer Reports” has the meaning set forth in Section 4.06(a).

“Certificate” means any outstanding certificate, which immediately prior to the Effective Time, represents an outstanding share of Company Common Stock.

“Certificate of Merger” has the meaning set forth in Section 1.05(a).

“CertusBank Transaction” means Company Bank’s purchase and assumption of the certain assets and liabilities of CertusBank, N.A., pursuant to that certain Purchase & Assumption Agreement by and between Company Bank and CertusBank, N.A. dated as of June 1, 2015, as amended.

“Claim” has the meaning set forth in Section 5.10(a).

“Closing” and “Closing Date” have the meanings set forth in Section 1.05(c).

“Closing Consolidated Net Book Value” means the unaudited consolidated net stockholders’ equity of Company as of the Determination Date, determined in accordance with GAAP, but without giving effect to the following items: (i) the after-tax impact of any negative provision for loan and lease losses related to Non-Purchased Credit-Impaired Loans for the period between June 30, 2015 and the Determination Date, which provision would otherwise have the effect of decreasing the allowance for loan and lease losses; provided, however, any negative provision resulting from the resolution of a loan for which a specific allowance for loan and lease losses has been calculated as of June 30, 2015 and set forth in Company Disclosure Schedule 8.01(a)(i) hereto, where the resolution creates a reduction of such specific calculated allowance in excess of the loss actually incurred on the loan, shall be reflected in the Closing Consolidated Net Book Value; (ii) the after-tax impact of any negative provision for loan and lease losses related to a pool of Purchased Credit-Impaired Loans net of any related adjustment to the FDIC Receivable for such loan pool for the period between June 30, 2015 and the Determination Date, which negative provision would otherwise have the effect of decreasing the allowance for loan and lease losses for such loan pool and decreasing the FDIC Receivable for such loan pool as set forth on Company Disclosure Schedule 8.01(a)(ii) hereto; (iii) the after-tax impact of any of the actions or changes taken only to comply with coordination procedures pursuant to Section 5.18 which would otherwise not have been taken or required to be taken as such actions or changes occur, all as mutually agreed between Company and Buyer; (iv) up to $7.5 million (before any tax impact) of accruals for any change-of-control payments pursuant to the employment, retention and change-of-control agreements currently in effect and set forth in Company Disclosure Schedule 8.01(b); (v) any increase in Company’s consolidated net stockholders equity resulting from the issuance of Company Common Stock after June 30, 2015; (vi) up to $4.0 million (before any tax impact) of losses relating to the termination of all FDIC Agreements; (vii) up to $4.0 million (before any tax impact) of transaction expenses incurred in connection with the CertusBank Transaction; and (viii) up to $12.0 million (before any tax impact) of decreases in the fair market value of Company’s aggregate “available for sale” investment securities after June 30, 2015. For purposes of calculating the Closing Consolidated Net Book Value, Company shall include, without duplication, reductions for: (A) any fees and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with this Agreement, the Merger, the Bank Merger and the transactions contemplated hereby; (B) any legal and accounting fees incurred in connection with this Agreement, the Merger, the Bank Merger and the transactions contemplated hereby and any related SEC and regulatory filings, including any printing expenses and SEC filing fees; (C) the costs expected to be incurred by the Surviving Entity on or after the Closing Date to fully complete all Unresolved Response Actions in accordance with Section 5.15(e); (D) the Closing Date Mark-to-Market

Valuation; and (E) the costs, expenses or other payments in excess of the monetary limits listed in items (iv), (vi), (vii) and (viii) above. For the avoidance of doubt, in calculating the Closing Consolidated Net Book Value, Company shall be required to include reductions for any and all (1) costs, expenses, payments or other amounts paid or payable pursuant to any existing employment, change-in-control, salary continuation, deferred compensation or other similar agreements or severance, noncompetition, or retention arrangements between Company or any of its Subsidiaries and any other Person in excess of $7.5 million, (2) losses relating to the termination of the FDIC Agreements over $4.0 million, (3) transaction costs and expenses in connection with the CertusBank Transaction over $4.0 million, and (4) decreases over $12.0 million in the fair market value of Company’s aggregate “available for sale” investment securities. The Closing Consolidated Net Book Value may be further adjusted upon the mutual agreement of the parties, provided such adjustment shall be memorialized in a writing signed by all of the parties thereto. Beginning on December 31, 2015, within ten (10) Business Days of the end of each calendar month, Company shall prepare sample calculation of the Closing Consolidated Net Book Value as of the end of such calendar month and provide such sample calculation to Buyer for the parties to discuss in good faith. In addition, if the parties are unable to resolve any dispute related to the final calculation of the Closing Consolidated Net Book Value within five (5) Business Days after the date Company submits such calculation to Buyer, Company and Buyer shall submit the calculation of the Closing Consolidated Net Book Value to an independent accounting firm as shall be mutually agreed in writing by the parties for review and resolution of any and all matters which remain in dispute. The independent accounting firm shall reach a final resolution of all matters and shall furnish such resolution in writing to Company and Buyer as soon as practicable, but in no event more than ten (10) Business Days after such matters have been referred to the independent accounting firm. Such resolution shall be made in accordance with this Agreement and will be conclusive and binding upon Company and Buyer. The resolution reached by the independent accounting firm will constitute the final calculation of the Closing Consolidated Net Book Value. The costs for the independent accounting firm to reach such resolution shall be shared equally by Company and Buyer.

“Closing Date Mark-to-Market Valuation” means the aggregate amount of the “mark-to-market” unrealized gain or loss with respect to Company Investment Securities classified as “held to maturity”, as if such securities were classified as “available for sale,” as such terms are used in ASC 320, and as reflected in the Closing Securities Valuation.

“Closing Securities Valuation” has the meaning set forth in Section 5.08(d).

“Code” has the meaning set forth in Section 2.05.

“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company 401(a) Plan” has the meaning set forth in Section 3.16(c).

“Company Bank” has the meaning set forth in the preamble to this Agreement.

“Company Benefit Plans” has the meaning set forth in Section 3.16(a).

“Company Board” means the Board of Directors of Company.

“Company Common Stock” means the common stock, $0.01 par value per share, of Company.

“Company Disclosure Schedule” has the meaning set forth in Section 3.01(a).

“Company DSU” has the meaning set forth in Section 5.21(c).

“Company Employees” has the meaning set forth in Section 3.16(a).

“Company Expenses” has the meaning set forth in Section 5.19.

“Company Financial Advisor” has the meaning set forth in Section 3.15.

“Company Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of Company and its Subsidiaries.

“Company Investment Securities” means the investment securities of the Company, Company Bank and their respective Subsidiaries.

“Company Loan” has the meaning set forth in Section 3.23(d).

“Company Loan Property” means any real property (including buildings or other structures) in which Company or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role.

“Company Material Contracts” has the meaning set forth in Section 3.13(a).

“Company Meeting” has the meaning set forth in Section 5.04(a).

“Company Recommendation” has the meaning set forth in Section 5.04(a).

“Company Regulatory Agreement” has the meaning set forth in Section 3.14.

“Company Representatives” has the meaning set forth in Section 5.09(a).

“Company RSU” has the meaning set forth in Section 5.21(b).

“Company Stock Option” has the meaning set forth in Section 5.21(a).

“Company Stock Plans” means all equity plans of Company or any Subsidiary, including the 2010 Long-Term Incentive Plan, and any sub-plans adopted thereunder, each as amended to date.

“Company Subsequent Determination” has the meaning set forth in Section 5.09(e).

“Company Warrant” has the meaning set forth in Section 5.21(d).

“Controlled Group Members” shall mean any of Company’s related organizations described in Code Sections 414(b), (c) or (m).

“D&O Insurance” has the meaning set forth in Section 5.10(c).

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to any such transaction or transactions.

“Determination Date” means the Business Day that is closest to ten (10) calendar days prior to the Closing Date.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Stockholder” has the meaning set forth in Section 2.01(d).

“Dissenting Shares” has the meaning set forth in Section 2.01(d).

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“DSU Payment” has the meaning set forth in Section 5.21(c).

“Effective Time” has the meaning set forth in Section 1.05(a).

“Environmental Claim” means any written complaint, summons, action, citation, notice of violation, directive, order, claim, litigation, investigation, judicial or administrative proceeding or action, judgment, lien, demand, letter or communication alleging non-compliance with any Environmental Law relating to any actual or threatened release of a Hazardous Substance.

“Environmental Consultant” has the meaning set forth in Section 5.15(a).

“Environmental Law” means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (a) pollution, the protection or restoration of the indoor or outdoor environment, human health and safety, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (a) Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act; 42 U.S.C. § 300f, et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651, et seq.; (b) common Law that may impose liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.16(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” means such exchange agent as may be designated by Buyer (which shall be Buyer’s transfer agent), and reasonably acceptable to Company, to act as agent for purposes of conducting the exchange procedures described in ARTICLE II.

“Exchange Fund” has the meaning set forth in Section 2.07(a).

“Exchange Ratio” means the quotient (rounded to the fourth decimal place) of the Fully Diluted Company Stock Price divided by the Buyer Average Stock Price.

“Expiration Date” has the meaning set forth in Section 7.01(f).

“Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended.

“Fair Housing Act” means the Fair Housing Act, as amended.

“FDIA” has the meaning set forth in Section 3.28.

“FDIC” means the Federal Deposit Insurance Corporation.

“FDIC Agreements” has the meaning set forth in Section 5.06(a).

“FFIEC” means the Federal Financial Institutions Examination Council.

“Financial Statements” has the meaning set forth in Section 3.08(a).

“Fractional Share Payment” has the meaning set forth in Section 5.21(a).

“FRB” means the Board of Governors of the Federal Reserve System.

“Fully Diluted Company Stock Price” means a cash value, rounded to two decimal places, equal to the quotient of (i) the sum of (A) the Purchase Price and (B) the aggregate exercise price of all Company Stock Options and Company Warrants outstanding immediately prior to the Effective Time, divided by (ii) the sum of (X) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and (Y) the number of shares of Company Common Stock subject to outstanding Company Stock Options, Company RSUs, Company DSUs and Company Warrants immediately prior to the Effective Time.

“GAAP” means generally accepted accounting principles in the United States of America, applied consistently with past practice, including with respect to quantity and frequency.

“Governmental Authority” means any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials or words of similar meaning or regulatory effect under any present or future Environmental Law or that may have a negative impact on human health or the environment, including but not limited to petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (naturally occurring or otherwise). Hazardous Substance does not include substances of kinds and in amounts ordinarily and customarily used or stored for the purposes of cleaning or other maintenance or operations.

“Holder” means the holder of record of shares of Company Common Stock.

“Home Mortgage Disclosure Act” means Home Mortgage Disclosure Act of 1975, as amended.

“IDC” has the meaning set forth in Section 5.08(d).

“Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 5.10(a).

“Informational Systems Conversion” has the meaning set forth in Section 5.13.

“Insurance Policies” has the meaning set forth in Section 3.33(a).

“Intellectual Property” means (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing; (b) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (c) copyrights (including any registrations and applications for any of the foregoing); (d) Software; and (e) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to Company and Company Bank, the actual knowledge, after reasonable inquiry under the circumstances, of the Persons set forth in Company Disclosure Schedule 3.01(b), and with respect to Buyer and Buyer Bank, the actual knowledge, after reasonable inquiry under the circumstances, of the Persons set forth in Buyer Disclosure Schedule 4.01(a).

“Law” means any federal, state, local or foreign Law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority that is applicable to the referenced Person.

“Leases” has the meaning set forth in Section 3.31(b).

“Letter of Transmittal” has the meaning set forth in Section 2.06.

“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge, claim, option, rights of first refusal, encumbrances, or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership).

“Liquidated Damages Payment” has the meaning set forth in Section 7.02(b).

“Loans” has the meaning set forth in Section 3.23(a).

“Material Adverse Change” or “Material Adverse Effect” with respect to any party means (i) any change, development or effect that individually or in the aggregate is, or is reasonably likely to be, material and adverse to the condition (financial or otherwise), results of operations, liquidity, assets or deposit liabilities, properties, or business of such party and its Subsidiaries, taken as a whole, or (ii) any change, development or effect that individually or in the aggregate would, or would be reasonably likely to, materially impair the ability of such party to perform its obligations under this Agreement or otherwise materially impairs, or is reasonably likely to materially impair, the ability of such party to consummate the Merger and the transactions contemplated hereby; provided, however, that, in the case of clause (i) only, a Material Adverse Effect shall not be deemed to include the impact of (A) changes after the date of this Agreement in banking and similar Laws of general applicability or interpretations thereof by Governmental Authorities (except to the extent that such change disproportionately adversely affects Company and its Subsidiaries or Buyer and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which Company and Buyer operate, in which case only the disproportionate effect will be taken into account), (B) changes after the date of this Agreement in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally (except to the extent that such change disproportionately adversely affects Company and its Subsidiaries or Buyer and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which Company and Buyer operate, in which case only the disproportionate effect will be taken into account),

(C) changes after the date of this Agreement in general economic or capital market conditions affecting financial institutions, including, but not limited to, changes in levels of interest rates generally (except to the extent that such change disproportionately adversely affects Company and its Subsidiaries or Buyer and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which Company and Buyer operate, in which case only the disproportionate effect will be taken into account), (D) the effects of any action or omission taken by Company with the prior consent of Buyer, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement, (E) any failure by Company or Buyer to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), (F) changes in the trading price or trading volume of Buyer Common Stock, and (G) the impact of the Agreement and the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement).

“Maximum D&O Tail Premium” has the meaning set forth in Section 5.10(c).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” means the number of shares of Buyer Common Stock to be issued in the Merger in respect of each share of Company Common Stock held by a Holder immediately prior to the Effective Time, determined on the basis of the Exchange Ratio.

“NASDAQ” means The NASDAQ Global Select Market.

“Non-Purchased Credit-Impaired Loans”means those loans for which Company Bank accounts for outside of Accounting Standards Codification 310-30.

“National Labor Relations Act” means the National Labor Relations Act, as amended.

“Non-scope Issues” has the meaning set forth in Section 5.15(c).

“Notice of Superior Proposal” has the meaning set forth in Section 5.09(e).

“Notice Period” has the meaning set forth in Section 5.09(e).

“Option Payment” has the meaning set forth in Section 5.21(a).

“Ordinary Course of Business” means the ordinary, usual and customary course of business of Company, Company Bank and Company’s Subsidiaries consistent with past practice, including with respect to frequency and amount.

“OREO” has the meaning set forth in Section 3.23(c).

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.

“Phase I” has the meaning set forth in Section 5.01(w).

“Plan of Bank Merger” means that certain plan of bank merger between Company Bank and Buyer Bank pursuant to which Company Bank will be merged with and into Buyer Bank in accordance with the provisions of and with the effect provided in the Financial Institutions Code of Georgia, as well as Arkansas Code Annotated

§§ 23-48-503, 23-48-902 et seq. and Subchapter 11 of the Arkansas Business Corporation Act, with the effect provided in Arkansas Code Annotated § 4-27-1110.

“Proxy Statement-Prospectus” means the joint proxy statement and prospectus and other proxy solicitation materials of Buyer and Company relating to the Company Meeting and the Buyer Meeting, as applicable.

“Purchased Credit-Impaired Loans”means those loans for which Company Bank accounts for in accordance with Accounting Standards Codification 310-30.

“Purchase Price” shall mean $799,595,013, subject to a decrease, on a dollar-for-dollar basis, by the amount that the Closing Consolidated Net Book Value, determined in accordance with this Agreement, is less than $437,000,000.

“Registration Statement” means the Registration Statement on Form S-4 to be filed with the SEC by Buyer in connection with the issuance of shares of Buyer Common Stock in the Merger (including the Proxy Statement-Prospectus constituting a part thereof).

“Regulations” means the final and temporary regulations promulgated under the Code by the United States Department of the Treasury.

“Regulatory Approval” shall mean any consent, approval, authorization or non-objection from any Governmental Authority necessary to consummate the Merger, Bank Merger and the other transactions contemplated by this Agreement.

“Requisite Buyer Shareholder Approval” means the adoption of this Agreement by a vote of the majority of the outstanding shares of Buyer Common Stock entitled to vote thereon at the Buyer Meeting.

“Requisite Company Stockholder Approval” means the adoption of this Agreement by a vote of the majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Meeting.

“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.

“RSU Payment” has the meaning set forth in Section 5.21(b).

“S&P” has the meaning set forth in Section 5.08(d).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Second Valuation” has the meaning set forth in Section 5.08(d).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.

“Stockholders Agreement” has the meaning set forth in Section 5.25.

“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such party. Any reference in this Agreement to a Subsidiary of Company means, unless the context otherwise requires, any current or former Subsidiary of Company and any Subsidiary of Company Bank.

“Superior Proposal” has the meaning set forth in Section 5.09(a).

“Surviving Entity” has the meaning set forth in Section 1.01.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Returns” means any return, amended return, declaration or other report (including elections, declarations, schedules, estimates and information returns) required to be filed with any taxing authority with respect to any Taxes.

“Termination Fee” has the meaning set forth in Section 7.02(a).

“The date hereof” or “the date of this Agreement” shall mean the date first set forth above in the preamble to this Agreement.

“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.

“Unaudited Financial Statements” has the meaning set forth in Section 3.08(a).

“Unresolved Response Action” has the meaning set forth in Section 5.15(e).

“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and the regulations promulgated thereunder.

“Voting Agreement” or “Voting Agreements” shall have the meaning set forth in the recitals to this Agreement.

“Warrant Payment” has the meaning set forth in Section 5.21(d).

ARTICLE IX

MISCELLANEOUS

Section 9.01 Survival. No representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time other than this Section 9.01 and any other agreements or covenants contained herein that by their express terms are to be performed after the Effective Time, including, without limitation, Section 5.10 of this Agreement.

Section 9.02 Waiver; Amendment. Prior to the Effective Time and to the extent permitted by applicable Law, any provision of this Agreement may be (a) waived by the party benefited by the provision, provided such waiver is in writing and signed by such party, or (b) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after the Company Meeting and the Buyer Meeting no amendment shall be made which by Law requires further approval by the stockholders of Buyer or Company without obtaining such approval.

Section 9.03 Governing Law; Waiver of Right to Trial by Jury.

(a) This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Arkansas, without regard for conflict of law provisions.

(b) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.03.

Section 9.04 Expenses. Except as otherwise provided in Section 7.02, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel. Nothing contained in this Agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of this Agreement.

Section 9.05 Notices. All notices, requests and other communications hereunder to a party, shall be in writing and shall be deemed properly given if delivered (a) personally, (b) by registered or certified mail (return receipt requested), with adequate postage prepaid thereon, (c) by properly addressed electronic mail delivery (with confirmation of delivery receipt), or (d) by reputable courier service to such party at its address set forth below, or at such other address or addresses as such party may specify from time to time by notice in like manner to the parties hereto. All notices shall be deemed effective upon delivery.

If to Buyer or Buyer Bank: Bank of the Ozarks, Inc. 17901 Chenal Parkway Little Rock, Arkansas 72223 Attn: Executive Vice President and Director of Mergers and Acquisitions	With a copy (which shall not constitute notice) to: Kutak Rock LLP 124 W. Capitol Ave., Suite 2000 Little Rock, Arkansas 72201 Attn: H. Watt Gregory, III

If to Company or Company Bank: Community & Southern Holdings, Inc. 3333 Riverwood Parkway, Suite 350 Atlanta, Georgia 30339 Attn: Chief Strategy Officer and General Counsel	With a copy (which shall not constitute notice) to: Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309-3424 Attn: Mark C. Kanaly

Section 9.06 Entire Understanding; No Third Party Beneficiaries. This Agreement represents the entire understanding of the parties hereto and thereto with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ rights under Section 5.10, Buyer and Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any person or employees who might be affected by Section 5.11), other than the parties hereto, any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.07 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 9.08 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction without having to show or prove economic damages and without the requirement of posting a bond, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.09 Interpretation.

(a) When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and captions and headings contained in this Agreement are included solely for convenience of reference; if there is any conflict between a caption or heading and the text of this Agreement, the text shall control. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or document contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorizing any of the provisions of this Agreement or any other agreements or documents contemplated herein.

(c) Any reference contained in this Agreement to specific statutory or regulatory provisions or to any specific Governmental Authority shall include any successor statute or regulation, or successor Governmental Authority, as the case may be. Unless the context clearly indicates otherwise, the masculine, feminine, and neuter genders will be deemed to be interchangeable, and the singular includes the plural and vice versa.

(d) Unless otherwise specified, the references to “Section” and “ARTICLE” in this Agreement are to the Sections and ARTICLES of this Agreement. When used in this Agreement, words such as “herein”, “hereinafter”, “hereof”, “hereto”, and “hereunder” refer to this Agreement as a whole, unless the context clearly requires otherwise.

Section 9.10 Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party, and any purported assignment in violation of this Section 9.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 9.11 Counterparts. This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

BANK OF THE OZARKS, INC.

By:	/s/ Dennis James
Name:	Dennis James
Title:	Executive Vice President and Director of Mergers and Acquisitions

BANK OF THE OZARKS

By:	/s/ Dennis James
Name:	Dennis James
Title:	Executive Vice President and Director of Mergers and Acquisitions

COMMUNITY & SOUTHERN HOLDINGS, INC.

By:	/s/ Pat Frawley
Name:	Pat Frawley
Title:	Chief Executive Officer

COMMUNITY & SOUTHERN BANK

By:	/s/ Pat Frawley
Name:	Pat Frawley
Title:	Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

Exhibit A

FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is dated as of October 19, 2015, by and between the undersigned holder (“Stockholder”) of Common Stock, $0.01 par value per share, of Community & Southern Holdings, Inc., a Delaware corporation (“Company”), and Bank of the Ozarks, Inc., an Arkansas corporation (“Buyer”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

WHEREAS, concurrently with the execution of this Agreement, Buyer, Buyer’s wholly owned bank subsidiary, Bank of the Ozarks, an Arkansas state banking corporation (“Buyer Bank”), Company and Company’s wholly owned bank subsidiary, Community & Southern Bank (“Company Bank”), a Georgia state banking corporation, are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which (i) Company will merge with and into Buyer, with Buyer as the surviving entity and (ii) Company Bank will merge with and into Buyer Bank, with Buyer Bank as the surviving entity (collectively, the “Merger”), and in connection with the Merger, each outstanding share of Company Common Stock will be converted into the right to receive per share Merger Consideration and cash in lieu of fractional shares of Buyer Common Stock;

WHEREAS, Stockholder beneficially owns and/or has, directly or indirectly, the sole voting power with respect to the number of shares of Company Common Stock as indicated on the signature page of this Agreement under the heading “Total Number of Shares of Company Common Stock Subject to this Agreement” (such shares, together with any additional shares of Company Common Stock subsequently acquired by Stockholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to collectively as the “Shares”); and

WHEREAS, it is a material inducement to the willingness of Buyer to enter into the Merger Agreement that Stockholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of, and as a material inducement to, Buyer entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by Buyer in connection therewith, Stockholder and Buyer agree as follows:

Section 1. Agreement to Vote Shares. Stockholder agrees that, while this Agreement is in effect, at any meeting of stockholders of Company, however called, or at any adjournment thereof, or in any other circumstances in which Stockholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by Buyer, Stockholder shall:

(a)	appear at each such meeting in person or by proxy; and

(b)	vote (or cause to be voted), in person or by proxy, all the Shares, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the board of directors of Company and adopted in accordance with the terms thereof); (ii) in favor of any proposal to adjourn or postpone such meeting, if necessary, to solicit additional proxies to approve the Merger Agreement; (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company contained in the Merger Agreement or of Stockholder contained in this Agreement; and (iv) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or this Agreement.

A-1

Stockholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a stockholder of Company, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.

Section 2. No Transfers. While this Agreement is in effect, Stockholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of Law (as such term is defined in the Merger Agreement), in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to each transferee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, and (d) such transfers as Buyer may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

Section 3. Representations and Warranties of Stockholder. Stockholder represents and warrants to and agrees with Buyer as follows:

(a)	Stockholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

(b)	This Agreement has been duly executed and delivered by Stockholder, and assuming the due authorization, execution and delivery by Buyer, constitutes the valid and legally binding obligation of Stockholder enforceable against Stockholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)	The execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his, her or its obligations hereunder and the consummation by Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder is bound, or any statute, rule or regulation to which Stockholder is subject or, in the event that Stockholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Stockholder.

(d)	Stockholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares, and the Shares are owned free and clear of any liens, security interests, charges or other encumbrances. The Shares do not include shares over which Stockholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Stockholder, and no representation by Stockholder is made with respect thereto. Stockholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.

Section 4. No Solicitation. From and after the date hereof until the termination of this Agreement pursuant to Section 7 hereof, Stockholder, in his, her or its capacity as a stockholder of Company, shall not, nor shall such Stockholder authorize any partner, officer, director, advisor or representative of, such Stockholder or any of his, her or its affiliates to (and, to the extent applicable to Stockholder, such Stockholder shall use commercially reasonable efforts to prohibit any of his, her or its representatives or affiliates to), (a) initiate, solicit, induce or knowingly encourage, or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than Buyer) any information or data with respect to Company or otherwise relating to an

A1-2

Acquisition Proposal, (c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding or similar arrangement with respect to an Acquisition Proposal, (d) solicit proxies with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, or (e) initiate a stockholders’ vote or action by consent of Company’s stockholders with respect to an Acquisition Proposal.

Section 5. Proxy. Stockholder hereby revokes any proxy previously granted by Stockholder with respect to the Shares. Subject to the last sentence of this Section 5, by execution of this Agreement, Stockholder hereby grants, or agrees to cause the applicable record holder to grant, a revocable proxy appointing Buyer with full power of substitution, as the Stockholder’s attorney-in-fact and proxy, for and in the Stockholder’s name, to be counted as present, vote, express consent or dissent with respect to the Shares in the manner contemplated by Section 1 as such proxy or its proxies or substitutes shall, in their sole discretion, deem proper with respect to the Shares. The proxy granted by the Stockholder pursuant to this Section 5 is granted in consideration of Buyer entering into this Agreement and the Merger Agreement and incurring the obligations therein. If the Stockholder fails for any reason to be counted as present, consent or vote the Shares in accordance with the requirements of Section 1 (or anticipatorily breaches such section), then Buyer shall have the right to cause to be present, consent or vote the Shares in accordance with the provisions of Section 1. Notwithstanding the foregoing, the holder of such proxy shall not exercise such proxy on any matter other than as set forth in Section 1. This proxy shall automatically terminate upon the termination of this Agreement in accordance with its terms.

Section 6. Specific Performance; Remedies; Attorneys’ Fees. Stockholder acknowledges that it is a condition to the willingness of Buyer to enter into the Merger Agreement that Stockholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to Buyer if Stockholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, Buyer will not have an adequate remedy at law. Accordingly, Stockholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that Buyer has an adequate remedy at law. Stockholder further agrees that Stockholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Buyer’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Stockholder, Buyer shall have the right to inform any third party that Buyer reasonably believes to be, or to be contemplating, participating with Stockholder or receiving from Stockholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of Buyer hereunder, and that participation by any such persons with Stockholder in activities in violation of Stockholder’s agreement with Buyer set forth in this Agreement may give rise to claims by Buyer against such third party.

Section 7. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the mutual written agreement of the parties hereto, and shall be automatically terminated upon the earlier to occur of (i) the Effective Time, or (ii) termination of the Merger Agreement. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

Section 8. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 9. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity,

A1-3

illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 10. Capacity as Stockholder. This Agreement shall apply to Stockholder solely in his or her capacity as a stockholder of Company and it shall not apply in any manner to Stockholder in his or her capacity as a director of Company. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Stockholder to comply with his or her fiduciary duties as a director of Company, if applicable.

Section 11. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the internal, substantive laws of the State of Arkansas, without regard for the law or principles of conflict of laws.

Section 12. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.

Section 13. Waiver of Appraisal Rights; Further Assurances. Provided that the Merger is consummated in compliance with the terms of the Merger Agreement, that the consideration offered pursuant to the Merger is not less than that specified in the Merger Agreement executed on or about the date hereof, and that this Agreement has not been terminated in accordance with its terms, to the extent permitted by applicable law, Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger or demand fair value for his or her Shares in connection with the Merger, in each case, that Stockholder may have under applicable law. From time to time prior to the termination of this Agreement, at Buyer’s request and without further consideration, Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Stockholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Buyer, Buyer Bank, Company, Company Bank or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger.

Section 14. Disclosure. Stockholder hereby authorizes Company and Buyer to publish and disclose in any announcement or disclosure required by the Securities and Exchange Commission and in the Proxy Statement-Prospectus such Stockholder’s identity and ownership of the Shares and the nature of Stockholder’s obligations under this Agreement.

Section 15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

[Signature Page Follows.]

A1-4

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

BANK OF THE OZARKS, INC.

By:
Name:	Dennis James
Title:	Executive Vice President and Director of
Mergers and Acquisitions

STOCKHOLDER

Printed or Typed Name of Stockholder

By:
Name:
Title:

(NOTE: If Other than an Individual Stockholder, Print or Type Name of Individual Signing the Voting Agreement and Representative Capacity)

Total Number of Shares of Company Common Stock Subject to this Agreement:

A1-5

Exhibit A-2

FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is dated as of October 19, 2015, by and between the undersigned holder (“Shareholder”) of common stock, $0.01 par value per share, of Bank of the Ozarks, Inc., an Arkansas corporation (“Buyer”) and Community & Southern Holdings, Inc., a Delaware corporation (“Company”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

WHEREAS, concurrently with the execution of this Agreement, Buyer, Buyer’s wholly owned bank subsidiary, Bank of the Ozarks, an Arkansas state banking corporation (“Buyer Bank”), Company and Company’s wholly owned bank subsidiary, Community & Southern Bank (“Company Bank”), a Georgia state banking corporation, are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which (i) Company will merge with and into Buyer, with Buyer as the surviving entity and (ii) Company Bank will merge with and into Buyer Bank, with Buyer Bank as the surviving entity (collectively, the “Merger”);

WHEREAS, Shareholder beneficially owns and/or has, directly or indirectly, the sole voting power with respect to the number of shares of Buyer Common Stock as indicated on the signature page of this Agreement under the heading “Total Number of Shares of Buyer Common Stock Subject to this Agreement” (such shares, together with any additional shares of Buyer Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to collectively as the “Shares”); and

WHEREAS, it is a material inducement to the willingness of Company to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of, and as a material inducement to, Company entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by Company in connection therewith, Shareholder and Company agree as follows:

Section 1. Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of Buyer, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by Company, Shareholder shall:

(a)	appear at each such meeting in person or by proxy; and

(b)	vote (or cause to be voted), in person or by proxy, all the Shares, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the board of directors of Buyer and adopted in accordance with the terms thereof); (ii) in favor of any proposal to adjourn or postpone such meeting, if necessary, to solicit additional proxies to approve the Merger Agreement; (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Buyer contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iv) against any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or this Agreement.

Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Buyer, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.

A2-1

Section 2. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with Buyer as follows:

(a)	Shareholder has all requisite capacity and authority to enter into and perform his obligations under this Agreement.

(b)	This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by Company, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)	The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject.

(d)	Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares, and the Shares are owned free and clear of any liens, security interests, charges or other encumbrances. The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Shareholder, and no representation by Shareholder is made with respect thereto. Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.

Section 3. Proxy. Subject to the last sentence of this Section 3, by execution of this Agreement, Shareholder hereby grants a revocable proxy appointing Company with full power of substitution, as the Shareholder’s attorney-in-fact and proxy, for and in the Shareholder’s name, to be counted as present, vote, express consent or dissent with respect to the Shares in the manner contemplated by Section 1 as such proxy or its proxies or substitutes shall, in their sole discretion, deem proper with respect to the Shares. The proxy granted by the Shareholder pursuant to this Section 3 is granted in consideration of Company entering into the Merger Agreement and incurring the obligations therein. If the Shareholder fails for any reason to be counted as present, consent or vote the Shares in accordance with the requirements of Section 1 (or anticipatorily breaches such section), then Company shall have the right to cause to be present, consent or vote the Shares in accordance with the provisions of Section 1. Notwithstanding the foregoing, the holder of such proxy shall not exercise such proxy on any matter other than as set forth in Section 1. This proxy shall automatically terminate upon the termination of this Agreement in accordance with its terms.

Section 4. Specific Performance; Remedies; Attorneys’ Fees. Shareholder acknowledges that it is a condition to the willingness of Company to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to Company if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, Company will not have an adequate remedy at law. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that Company has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Company’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, Company shall have the right to inform any third party that Company reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of Company hereunder, and that participation by any

A2-2

such persons with Shareholder in activities in violation of Shareholder’s agreement with Company set forth in this Agreement may give rise to claims by Company against such third party.

Section 5. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the mutual written agreement of the parties hereto, and shall be automatically terminated upon the earlier to occur of (i) the Effective Time, or (ii) termination of the Merger Agreement. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

Section 6. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 7. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 8. Capacity as Shareholder. This Agreement shall apply to Shareholder solely in his capacity as a shareholder of Buyer and it shall not apply in any manner to Shareholder in his capacity as a director of Buyer. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his fiduciary duties as a director of Buyer, if applicable.

Section 9. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the internal, substantive laws of the State of Arkansas, without regard for the law or principles of conflict of laws.

Section 10. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.

Section 11. Disclosure. Shareholder hereby authorizes Company and Buyer to publish and disclose in any announcement or disclosure required by the Securities and Exchange Commission and in the Proxy Statement-Prospectus such Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement.

Section 12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

A2-3

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

COMMUNITY & SOUTHERN HOLDINGS, INC.

By:
Name:
Title:

SHAREHOLDER

Name:	George Gleason

Total Number of Shares of Buyer Common Stock Subject to this Agreement:

A2-4

Exhibit B

AGREEMENT AND PLAN OF BANK MERGER BY AND BETWEEN

COMMUNITY & SOUTHERN BANK AND BANK OF THE OZARKS

THIS AGREEMENT AND PLAN OF BANK MERGER (this “Plan of Bank Merger”) is made and entered into as of the             day of             , 2016, by and between Bank of the Ozarks (“Buyer Bank”) an Arkansas state banking corporation and wholly-owned subsidiary of Bank of the Ozarks, Inc. (“Buyer”), and Community & Southern Bank (“Company Bank”), a Georgia state-chartered bank and wholly-owned subsidiary of Community & Southern Holdings, Inc. (“Company”).

PREAMBLE

Each of the Boards of Directors of Company Bank and Buyer Bank deems it advisable and in the best interest of each of their respective institutions and, subject to the merger of Company with and into Buyer (the “Holding Company Merger”) as contemplated in that certain Agreement and Plan of Merger dated as of October 19, 2015 by and among Buyer, Buyer Bank, Company and Company Bank (the “Holding Company Merger Agreement”), for Company Bank to be merged with and into Buyer Bank (the “Bank Merger”) on the terms and conditions provided in this Plan of Bank Merger. At the Effective Time of the Bank Merger, the outstanding shares of common stock of Company Bank shall be cancelled, and Buyer Bank shall continue to conduct its business and operations as a wholly-owned, first-tier subsidiary of Buyer. It is intended that the Bank Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

NOW THEREFORE in consideration of the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Company Bank and Buyer Bank hereby make, adopt and approve this Plan of Bank Merger in order to set forth the terms and conditions of the merger of Company Bank with and into Buyer Bank.

ARTICLE ONE

TERMS OF MERGER

1.1 Merger. Subject to the terms and conditions of this Plan of Bank Merger, at the time the Bank Merger becomes effective under applicable law (the “Effective Time”), Company Bank shall be merged with and into Buyer Bank in accordance with the provisions of and with the effect provided in Financial Institutions Code of Georgia, as well as Arkansas Code Annotated §§ 23-48-503, 23-48-902 et seq. and Subchapter 11 of the Arkansas Business Corporation Act, with the effect provided in Arkansas Code Annotated § 4-27-1110. Buyer Bank shall be the surviving bank resulting from the Bank Merger (the “Surviving Bank”) and shall continue to be a state bank governed by the laws of the state of Arkansas. The name of the Surviving Bank shall be Bank of the Ozarks. The Bank Merger shall be consummated pursuant to the terms of this Plan of Bank Merger. The Bank Merger shall not be consummated unless and until the Holding Company Merger has been consummated and all required regulatory approvals and stockholder approvals have been received.

1.2 Business of Surviving Bank. The business of the Surviving Bank from and after the Effective Time shall be that of a state banking corporation organized under the laws of the state of Arkansas. The business of the Surviving Bank shall be conducted from its main office and at its legally established branches, which shall also include all branches, whether in operation or approved but unopened, at the Effective Time.

1.3 Charter. The Articles of Incorporation of Buyer Bank in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Bank immediately following the Effective Time, until otherwise amended or repealed.

B-1

1.4 Bylaws. The bylaws of Buyer Bank in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Bank immediately following the Effective Time, until otherwise amended or repealed.

1.5 Directors and Officers.

(a) The directors of the Surviving Bank from and after the Effective Time shall consist of the incumbent directors of Buyer Bank, who shall serve as directors of the Surviving Bank from and after the Effective Time in accordance with the bylaws of the Surviving Bank.

(b) The principal officers of the Surviving Bank upon the Effective Time shall be the incumbent principal officers of Buyer Bank, who shall serve as officers of the Surviving Bank from and after the Effective Time in accordance with the bylaws and at the pleasure of the board of directors of the Surviving Bank.

ARTICLE TWO

MANNER OF CONVERTING SHARES

2.1 Conversion of Shares. At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holders thereof, the shares of the constituent bank shall be converted as follows:

(a) Each share of Buyer Bank common stock issued and outstanding at the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) Each share of Company Bank common stock issued and outstanding at the Effective Time shall be cancelled upon the Effective Time, and no consideration shall be delivered in exchange therefor.

2.2 Exchange Procedures. Promptly after the Effective Time, the sole stockholder of Company Bank shall surrender the certificate or certificates representing the common stock of Company Bank owned by it to the Surviving Bank.

ARTICLE THREE

TERMINATION

3.1 Termination. Notwithstanding any other provision of this Plan of Bank Merger, and notwithstanding the approval of this Plan of Bank Merger by the stockholders of Buyer Bank and Company Bank, this Plan of Bank Merger shall be terminated and the Bank Merger shall be abandoned automatically and without the necessity of any further action by any party in the event of the termination of the Holding Company Merger Agreement, and this Plan of Bank Merger may be terminated and the Bank Merger abandoned at any time prior to the Effective Time:

(a) By mutual consent of the Board of Directors of Buyer Bank and the Board of Directors of Company Bank; or

(b) By the Board of Directors of either Buyer Bank or Company Bank in the event that the Bank Merger shall not have been consummated by June 30, 2016; or

(c) By the Board of Directors of either Buyer Bank or Company Bank in the event that any of the conditions precedent to the consummation of the Bank Merger cannot, through no fault of the terminating party, be satisfied or fulfilled by June 30, 2016.

3.2 Effect of Termination. In the event of the termination and abandonment of this Plan of Bank Merger pursuant to Section 3.1 immediately preceding, this Plan of Bank Merger shall become void and have no effect.

B-2

IN WITNESS WHEREOF, Company Bank and Buyer Bank have entered into this Plan of Bank Merger as of the date first set forth above.

COMMUNITY & SOUTHERN BANK a Georgia banking corporation		BANK OF THE OZARKS an Arkansas banking corporation

By:		By:
Name:	Pat Frawley	Name:	Dennis James
Title:		Title:	Executive Vice President and Director of Mergers and Acquisitions

B-3

Appendix B

[Letterhead of Sandler O’Neill & Partners, L.P.]

October 16, 2015

Board of Directors

Community & Southern Holdings, Inc.

3333 Riverwood Parkway

Suite 350

Atlanta, GA 30339

Ladies and Gentlemen:

Community & Southern Holdings, Inc. (“Company”) and Community & Southern Bank (“Company Bank”), Bank of the Ozarks, Inc. (“Ozarks”) and Bank of the Ozarks, a wholly owned subsidiary of Ozarks (“Ozarks Bank”), are proposing to enter into an Agreement and Plan of Merger, dated as of October 19, 2015 (the “Agreement”), pursuant to which Company will merge with and into Ozarks (the “Merger”), with Ozarks surviving the Merger. Pursuant to the terms of the Agreement, upon the effective time of the Merger, each share of Company Common Stock (except for certain shares of Company Common Stock, as specified in the Agreement), shall be converted into the right to receive, without interest, the Merger Consideration. The Merger Consideration is the number of shares of Ozarks’ common stock to be issued in the Merger in respect of each share of Company Common Stock held by a Holder immediately prior to the Effective Time, as determined on the basis of the Exchange Ratio. The Exchange Ratio is the quotient of (i) the Fully Diluted Company Stock Price divided by (ii) the volume weighted average price of Ozark’s common stock on NASDAQ for the fifteen consecutive trading days ending on the second business day prior to the Closing Date, subject to certain adjustments as set forth in the Agreement. For purposes of calculating the Exchange Ratio, the volume weighted average price of Ozark’s common stock is subject to a cap and floor equal to 25% above and below, respectively, $45.4690, which represents the volume weighted average closing price of Ozark common stock on NASDAQ for the five (5) trading days before the date of the Agreement. Each holder of Company Common Stock who would otherwise be entitled to a fractional share of Ozark common stock will instead receive an amount in cash that is equal to the fractional share interest to which a holder of Company Common Stock would otherwise be entitled to receive multiplied by the Buyer Average Stock Price, as adjusted. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain audited financial statements and other historical financial information of Company as provided by Company that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Ozark that we deemed relevant; (iv) internal earnings estimates for Company for the years ending December 31, 2015 through December 31, 2019 as provided and confirmed by the senior management of Company; (v) publicly available earnings estimates for Ozark for the years ending December 31, 2015 through December 31, 2017 and an estimated long term earnings growth rate for the years 2018 and 2019 as provided by the senior management of Ozark; (vi) the pro forma financial impact of the Merger on Ozark based on assumptions relating to the market price of Ozark’s common stock, transaction expenses, certain accounting adjustments, cost savings and other synergies as prepared by and/or reviewed with the senior management of Ozark; (vii) the publicly reported historical price and trading activity for Ozark common stock, including a comparison of certain financial and stock market information for Ozark and similar publicly available information for certain other similar companies the securities of which are publicly traded; (viii) a comparison of certain financial information for Company and Ozark with similar institutions for which publicly available information is available; (ix) the financial terms of certain recent business combinations in the commercial banking industry (on a regional and national basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Company the business, financial condition, results of operations and prospects of Company and held similar discussions with certain members of senior management of Ozark regarding the business, financial condition, results of operations and prospects of Ozark.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by Company or Ozark or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied, at the direction of Company, without independent verification or investigation, on the assessments of the management of Company as to its existing and future relationships with key employees and partners, clients, products and services and we have assumed, with your consent, that there will be no developments with respect to any such matters that would affect our analyses or opinion. We have further relied on the assurances of the respective managements of Company and Ozark that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Company or Ozark or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Company or Ozark. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Company or Ozark, or the combined entity after the Merger and we have not reviewed any individual credit files relating to Company or Ozark.

In preparing its analyses, Sandler O’Neill used internal earnings estimates provided and confirmed by senior management of Company and publicly available earnings estimates and an estimated long term earnings growth rate provided by senior management of Ozark, as discussed with senior management of Ozark. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Ozark. With respect to those estimates and judgments, the respective managements of Company and Ozark confirmed to us that those estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Company and Ozark, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or judgments, or the assumptions on which they are based. We have also assumed that there has been no material change in Company’s or Ozark’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Company and Ozark will remain as going concerns for all periods relevant to our analyses. We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Company, Ozark or the Merger or any related transaction, (iii) the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements and (iv) the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice that Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of Company Common Stock or Ozark common stock after the date of this opinion or what the value of Ozark common stock will be once it is actually received by the holders of Company Common Stock.

We have acted as Company’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. Such fee includes a fixed fee for rendering this opinion. Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement. In the two years preceding the date of this opinion, we have provided certain other investment banking services to Company and received fees for such services. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Company and Ozark and their respective affiliates. We may also actively trade the equity and debt securities of Company and/or Ozark or their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Company in connection with its consideration of the Agreement and Merger and does not constitute a recommendation to any shareholder of either Company or Ozark as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the adoption of the Agreement and approval of the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock and does not address the underlying business decision of Company to engage in the Merger, the form or structure of the Merger and/or other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Company or the effect of any other transaction in which Company might engage. This opinion shall not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the amount of compensation to be received in the Merger by any Company or Ozark officer, director or employee, if any, relative to the amount of compensation to be received by any other shareholder.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to holders of Company Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

Appendix C

October 19, 2015

Bank of the Ozarks, Inc.

17901 Chenal Parkway Little

Rock, Arkansas 72223

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration (defined below) to be paid by Bank of the Ozarks, Inc. (“Ozarks”) in connection with the proposed acquisition (the “Merger”) of Community & Southern Holdings, Inc., Atlanta, Georgia (“C&S”) subject to the terms and conditions of the Agreement and Plan of Merger dated October 19, 2015 (the “Agreement”).

Pursuant to the Agreement, Ozarks has agreed to acquire all of the outstanding shares of C&S common stock, all of the outstanding options and warrants to purchase C&S common stock, and all of the outstanding restricted stock units (“RSUs”) and deferred stock units (“DSUs”) in exchange for $799.6 million of Ozarks’ common stock, subject to downward adjustment under certain circumstances (the “Merger Consideration”). Based on the number of fully-diluted C&S shares outstanding as of the date above (taking into account the C&S options, warrants, RSUs and DSUs outstanding), the per share merger consideration is equal to $20.50. The number of shares of Ozarks’ common stock to be issued in the Merger and the exchange ratio will be determined based on the volume weighted average price of Ozarks’ common stock during the fifteen consecutive trading days ending two business days prior to the closing date (the “Ozarks Closing Price”). In the event that the Ozarks Closing Price is more than twenty-five percent (25%) higher or more than twenty-five percent (25%) lower than the five-day volume weighted average price of Ozarks’ common stock the business day before the Agreement is signed, then the exchange ratio will become fixed. Outstanding options and warrants to purchase C&S common stock will be exchanged for an amount of Ozarks’ common stock equal to the difference between the per share merger consideration and the exercise price for the option or warrant. Outstanding RSUs and DSUs will be exchanged for an amount of Ozarks’ common stock equal to the number of RSUs and DSUs multiplied by the exchange ratio. The terms of the Merger are set forth more fully in the Agreement.

FIG Partners, LLC (“FIG”), as part of its investment banking business, is routinely engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, we have experience and knowledge of, the valuation of banking institutions. This opinion has been reviewed by FIG’s compliance officer consistent with internal policy. FIG has provided certain services to Ozarks and C&S during the prior two years, and we have received compensation from Ozarks and C&S for such services.

We were retained by Ozarks to act as its financial advisor in connection with the Merger and in rendering this opinion. We will receive compensation from Ozarks in connection with our services and Ozarks has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement and terms of the Merger;

(ii)	reviewed certain documents filed with the Securities and Exchange Commission by Ozarks;

(iii)	reviewed the audited financial statements for Ozarks and C&S for the years 2014 and 2013;

(iv)	reviewed recent trading activity and the market for Ozarks’ common stock;

(v)	reviewed certain historical publicly available business and financial information concerning Ozarks and C&S including, among other things, quarterly reports filed by the parties with the FDIC and the Federal Reserve;

(vi)	reviewed certain internal financial statements and other financial and operating data concerning Ozarks and C&S;

(vii)	analyzed certain financial projections prepared by C&S;

(viii)	held discussions with members of the senior management of Ozarks for the purpose of reviewing the future prospects of Ozarks and C&S, including the respective businesses, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(ix)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and

(x)	performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuation.

In rendering this opinion, we have assumed and relied on, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Ozarks and C&S. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections have been reasonably prepared on a basis reflecting the best currently-available information and judgments and estimates of Ozarks and C&S, and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Ozarks and C&S are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Ozarks and C&S. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Ozarks and C&S or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to Ozarks and C&S. In rendering this opinion, we have been advised by Ozarks and C&S and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger.

The opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

This letter is addressed to the Board of Directors of Ozarks and is not to be used, circulated, quoted or otherwise referred to for any other purpose; provided, however, that we hereby consent to the inclusion and reference to this letter in any proxy statement, registration statement or information statement to be delivered to the holders of Ozarks’ common stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration is fair, from a financial point of view, to the shareholders of Ozarks.

Sincerely,

FIG PARTNERS, LLC

Appendix D

Section 262 of the General Corporation Law of the State of Delaware

Appraisal rights for C&S Stockholders

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §

251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Appendix E

Arkansas Code Annotated § 4-27-1301 et. seq.

Dissenters’ Rights For Ozarks Shareholders

§4-27-1301.	Definitions.

In this subchapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under § 4-27-1302 and who exercises that right when and in the manner required by §§ 4-27-1320 – 4-27-1328.

(3) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

§4-27-1302.	Right of dissent.

(a) A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder’s shares in the event of any of the following corporate actions:

(1) Consummation of a plan of conversion to which the corporation is a party;

(2) Consummation of a plan of merger to which the corporation is a party if:

(A)	Shareholder approval is required for the merger by § 4-27-1107 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

(B)	The corporation is a subsidiary that is merged with its parent under § 4-27-1108;

(3) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(4) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale under court order or a sale for cash under a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(5) An amendment to the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) Alters or abolishes a preferential right of the shares;

(ii) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(iii) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under § 4-27-604; or

(6) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provide that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this subchapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§4-27-1303.	Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(1) he submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

§4-27-1320.	Notice of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(b) If corporate action creating dissenters’ rights under § 4-27-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in § 4-27-1322.

§4-27-1321.	Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights (1) must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment for his shares under this subchapter.

§4-27-1322.	Dissenters’ notice.

(a) If proposed corporate action creating dissenters’ rights under § 4-27-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of § 4-27-1321.

(b) The dissenters’ notice must be sent no later than ten (10) days after the corporate action was taken, and must:

(1) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before that date;

(4) set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date subsection (a) the notice is delivered; and

(5) be accompanied by a copy of this subchapter.

§4-27-1323.	Duty to demand payment.

(a) A shareholder sent a dissenters’ notice described in § 4-27-1322 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 4-27-1322(b)(3), and deposit his certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this subchapter.

§4-27-1324.	Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under § 4-27-1326.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

§4-27-1325.	Payment.

(a) Except as provided in § 4-27-1327, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with § 4-27-1323 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(b) The payment must be accompanied by:

(1) the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares;

(3) an explanation of how the interest was calculated;

(4) a statement of the dissenter’s right to demand payment under § 4-27-1328; and

(5) a copy of this subchapter.

§4-27-1326.	Failure to take action.

(a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under § 4-27-1322 and repeat the payment demand procedure.

§4-27-1327.	After-acquired shares.

(a) A corporation may elect to withhold payment required by § 4-27-1325 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 4-27-1328.

§4-27-1328.	Procedure if shareholder dissatisfied with payment or offer.

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under § 4-27-1325), or reject the corporation’s offer under § 4-27-1327 and demand payment of the fair value of his shares and interest due, if:

(1) the dissenter believes that the amount paid under § 4-27-1325 or offered under § 4-27-1327 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(2) the corporation fails to make payment under § 4-27-1325 within sixty (60) days after the date set for demanding payment; or

(3) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty (30) days after the corporation made or offered payment for his shares.

§4-27-1330.	Court action.

(a) If a demand for payment under § 4-27-1328 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit court of the county where the corporation’s principal office is located or the Pulaski County Circuit Court if the corporation does not have a principal office in this state. If the corporation is a foreign corporation, it shall commence the proceeding in the county in this state where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment (1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under § 4-27-1327.

§4-27-1331.	Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under § 4-27-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 4-27-1328.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of §§ 4-27-1320 – 4-27-1328; or

(2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 4-27-850 of the Arkansas Business Corporation Act of 1987 (the “ABCA”) permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that the directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e. ., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Section 4-27-850 of the ABCA provides that, to the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him.

Section 4-27-850 of the ABCA provides that expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

Section 4-27-850 of the ABCA also affords a corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in these capacities.

Pursuant to Section 4-27-202 of the ABCA, Ozarks’ amended and restated articles of incorporation, as amended, provide that Ozarks’ directors will not be personally liable to Ozarks or its shareholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the duty of loyalty to Ozarks or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under section 4-27-833 of the ABCA, which makes directors liable for unlawful dividends or unlawful distributions, (d) for transactions from which directors derive improper personal benefit or (e) for any action, omission, transaction, or breach of a director’s duty creating any third-party liability to any person or entity other than the corporation or shareholder.

Article Tenth of Ozarks’ amended and restated articles of incorporation, as amended, provides as follows:

(a) Ozarks shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed actions, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Ozarks) by reason of the fact that he is or was a director, officer, employee or agent of Ozarks, or is or was serving at the request of Ozarks as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Ozarks, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of Ozarks, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) Ozarks shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Ozarks to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of Ozarks, or is or was serving at the request of Ozarks as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Ozarks and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Ozarks, unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court of chancery or such other court shall deem proper.

(c) To the extent that a director, officer, employee or agent of Ozarks has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) or (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under subsections (a) or (b) (unless ordered by a court) shall be made by Ozarks only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) or (b). Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders.

(e) Expenses (including attorneys’ fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by Ozarks in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Ozarks as authorized in this section.

(f) The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Ozarks shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Ozarks, or is or was serving at the request of Ozarks as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not Ozarks would have the power to indemnify him against such liability under the provisions of this section.

(h) The powers and duties of Ozarks to indemnify any person under this Article shall apply with equal force whether an action, suit or proceeding is threatened or commenced in this State or outside this State.

Ozarks’ Bylaws provide that Ozarks shall, to the fullest extent permitted by the ABCA, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

In addition, Ozarks maintains a directors’ and officers’ liability insurance policy. Ozarks has also entered into supplemental indemnification agreements with its directors and with executive officers, which broaden the scope of indemnity that would otherwise be provided by Ozarks to such persons under the terms of its amended and restated articles of incorporation.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits. The exhibits to this Registration Statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

(b) Financial Statement Schedules: Not Applicable.

(c) Reports, Opinions or Appraisals: The opinions of Sandler O’Neill & Partners, L.P. and FIG Partners, LLC is included as Appendix B and C, respectively, to the joint proxy statement/prospectus set forth in Part I of this registration statement.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(A)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement will be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(C) To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(D) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(E) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(F) That every prospectus: (i) that is filed pursuant to paragraph (E) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on December 9, 2015.

BANK OF THE OZARKS, INC.
(Registrant)

By:
/s/ Greg L. McKinney
Greg L. McKinney
Chief Financial Officer and Chief Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That the undersigned, a director or officer, or both, of Bank of the Ozarks, Inc. (the “Company”), acting pursuant to authorization of the Board of Directors of the Company, hereby appoints George G. Gleason, Greg L. McKinney and Dan Thomas or any one of them, attorneys-in-fact and agents for me and in my name and on my behalf, individually and as a director or officer, or both, of the Company, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all supplements and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

SIGNATURES	TITLE	DATE

* George G. Gleason (Principal Executive Officer)	Chairman of the Board and Chief Executive Officer	December 9, 2015

/s/ Greg L. McKinney Greg L. McKinney (Principal Financial Officer and Accounting Officer)	Chief Financial Officer and Chief Accounting Officer	December 9, 2015

* Dan Thomas	Vice Chairman, Chief Lending Officer and President – Real Estate Specialties Group	December 9, 2015

* Tyler Vance	Chief Operating Officer, Chief Banking Officer and Director	December 9, 2015

* Nicholas Brown	Director	December 9, 2015

SIGNATURES	TITLE	DATE

* Richard Cisne	Director	December 9, 2015

* Robert East	Director	December 9, 2015

* Catherine B. Freedberg	Director	December 9, 2015

* Linda Gleason	Director	December 9, 2015

* Peter Kenny	Director	December 9, 2015

* William A. Koefoed, Jr.	Director	December 9, 2015

* Henry Mariani	Director	December 9, 2015

* Robert Proost	Director	December 9, 2015

* R.L. Qualls	Director	December 9, 2015

* John Reynolds	Director	December 9, 2015

* Sherece West-Scantlebury	Director	December 9, 2015

* Ross Whipple	Director	December 9, 2015

*By:	/s/ Greg L. McKinney
Attorney-in-fact for persons indicated

EXHIBIT INDEX

Exhibit	Description

2.1	Agreement and Plan of Merger among Bank of the Ozarks, Inc., Bank of the Ozarks, Community & Southern Holdings, Inc. and Community & Southern Bank, dated as of October 19, 2015 (previously filed as Exhibit 2.1 to Ozarks’ Current Report on Form 8-K filed with the Commission on October 19, 2015, and incorporated herein by this reference).

2.2	Form of Voting Agreement (included in Exhibit 2.1, as Exhibit A-1 and Exhibit A-2 to the Agreement and Plan of Merger, and incorporated herein by this reference).

3.1	Amended and Restated Articles of Incorporation of Bank of the Ozarks, Inc. (previously filed as Exhibit 3.1 to Bank of the Ozarks, Inc.’s Registration Statement on Form S-1 filed with the Commission on May 22, 1997, as amended, Commission File Number 333-27641, and incorporated herein by this reference).

3.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Registrant dated December 9, 2003 (previously filed as Exhibit 3.2 to Ozarks’ Annual Report on Form 10-K filed with the Commission on March 12, 2004 for the year ended December 31, 2003, and incorporated herein by this reference).

3.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of Bank of the Ozarks, Inc., dated December 10, 2008 (previously filed as Exhibit 3.1 to Ozarks’ Current Report on Form 8-K filed with the Commission on December 10, 2008, and incorporated herein by this reference).

3.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of Bank of the Ozarks, Inc. dated May 19, 2014 (previously filed as Exhibit 3.1 to Ozarks’ Current Report on Form 8-K filed with the Commission on May 20, 2014, and incorporated herein by this reference).

3.5	Amended and Restated Bylaws of Bank of the Ozarks, Inc., dated November 18, 2014 (previously filed as Exhibit 3.1 to Ozarks’ Current Report on Form 8-K filed with the Commission on November 21, 2014, and incorporated herein by this reference).

5.1	Opinion of Kutak Rock LLP.*

8.1	Opinion of Kutak Rock LLP on Certain Tax Matters.*

8.2	Opinion of Alston & Bird LLP on Certain Tax Matters.*

23.1	Consent of Kutak Rock LLP (included in Exhibit 5.1).*

23.2	Consent of Kutak Rock LLP (included in Exhibit 8.1).*

23.3	Consent of Alston & Bird LLP (included in Exhibit 8.2).*

23.4	Consent of Crowe Horwath LLP.*

23.5	Consent of Hacker, Johnson & Smith, P.A., P.C.*

23.6	Consent of BKD, LLP*

23.7	Consent of PricewaterhouseCoopers LLP*

24.1	Powers of Attorney (included on signature page of this Registration Statement on Form S-4 and incorporated herein by reference).

99.1	Consent of Sandler O’Neill & Partners, L.P.*

99.2	Consent of FIG Partners, LLC*

99.3	Form of Proxy of Bank of the Ozarks, Inc.

99.4	Form of Proxy of Community & Southern Holdings, Inc.

*	previously filed.